SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica - 2013 Annual Accounts

• Account Auditor’s Report, Annual Financial Statements and Management Report of Telefónica, S.A., all for the Fiscal Year 2013.

• Account Auditor’s Report, Annual Financial Statements and Management Report of the Consolidated Group of Companies, all for the Fiscal Year 2013.

Telefónica, S.A. hereby submits the Individual Annual Accounts of “Telefónica, S.A.” and the Consolidated Annual Accounts of “Telefónica S.A.” and its “Group of Subsidiaries” for 2013 financial year, that have been filed with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores - CNMV).

The aforesaid Annual Accounts will be submitted for approval of the next Annual General Shareholders’ Meeting of the Company, the dates of which will be announced due course.

Madrid, March 20th, 2014

AUDIT REPORT, ANNUAL FINANCIAL STATEMENTS, AND

MANAGEMENT REPORT OF TELEFÓNICA, S.A., ALL FOR THE

YEAR ENDED DECEMBER 31, 2013

Audit Report

TELEFÓNICA, S.A.

Financial Statements and Management Report

for the year ended

December 31, 2013

Translation of a report and financial statements originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails (See Note 23)

AUDIT REPORT ON THE FINANCIAL STATEMENTS

To the Shareholders of

Telefónica, S.A.

We have audited the financial statements of Telefónica, S.A., which comprise the balance sheet at December 31, 2013, the income statement, the statement of changes in equity, the cash flow statement, and the notes thereto for the year then ended. The Company’s Directors are responsible for the preparation of the financial statements in accordance with the regulatory framework for financial information applicable to the entity in Spain (identified in Note 2.a to the accompanying financial statements), and specifically in accordance with the accounting principles and criteria contained therein. Our responsibility is to express an opinion on the aforementioned financial statements taken as a whole, based upon work performed in accordance with prevailing audit regulation in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the financial statements and the evaluation of whether their presentation, the accounting principles and criteria applied and the estimates made are in agreement with the applicable regulatory framework for financial information.

In our opinion, the accompanying 2013 financial statements give a true and fair view, in all material respects, of the equity and financial position of Telefónica, S.A. at December 31, 2013, and of the results of its operations and its cash flow for the year then ended, in conformity with the applicable regulatory framework for financial information in Spain, and specifically the accounting principles and criteria contained therein.

The accompanying 2013 management report contains such explanations as the Directors consider appropriate concerning the situation of the Company, the evolution of its business and other matters; however, it is not an integral part of the financial statements. We have checked that the accounting information included in the aforementioned management report agrees with the 2013 financial statements. Our work as auditors is limited to verifying the management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the Company’s accounting records.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte
Ignacio Viota del Corte

March 19, 2014

Domicilio Social: Pl. Pablo Ruiz Picasso, 1. 28020 Madrid - Inscrita en el Registro Mercantil de Madrid al Tomo 12749, Libro 0, Folio 215, Sección 8a, Hoja M-23123, Inscripción 116. C.I.F. B-78970506. A member firm of Ernst & Young Global Limited.

TELEFÓNICA, S.A.

Annual financial statements and management report for the year ended December 31, 2013

2013 Financial Statements

Telefónica, S.A.

Balance sheet at December 31

Millions of euros
	Notes	2013	2012
ASSETS
NON-CURRENT ASSETS		70,506	82,182
Intangible assets	5	58	64
Software		12	15
Other intangible assets		46	49
Property, plant and equipment	6	262	303
Land and buildings		146	148
Plant and other PP&E items		90	115
Property, plant and equipment under construction and prepayments		26	40
Investment property	7	399	410
Land		65	65
Buildings		334	345
Non-current investments in Group companies and associates	8	62,380	71,779
Equity instruments		58,155	67,770
Loans to Group companies and associates		4,205	3,988
Other financial assets		20	21
Financial investments	9	3,082	4,531
Equity instruments		591	433
Loans to third parties		—	39
Derivatives	16	2,369	4,045
Other financial assets	9	122	14
Deferred tax assets	17	4,325	5,095
CURRENT ASSETS		14,634	7,553
Net assets held for sale		2,302	—
Trade and other receivables	10	1,122	1,065
Current investments in Group companies and associates	8	5,992	3,636
Loans to Group companies and associates		5,956	3,608
Derivatives	16	10	2
Other financial assets		26	26
Investments	9	445	390
Loans to companies		45	9
Derivatives	16	337	282
Other financial assets		63	99
Accruals		5	12
Cash and cash equivalents		4,768	2,450

TOTAL ASSETS		85,140	89,735

The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these balance sheets

Telefónica, S.A.    4

2013 Financial Statements

Millions of euros
	Notes	2013	2012
Equity and liabilities
EQUITY		22,827	22,978
CAPITAL AND RESERVES		23,658	24,383
Share capital	11	4,551	4,551
Share premium	11	460	460
Reserves	11	18,528	19,529
Legal		984	984
Other reserves		17,544	18,545
Treasury shares and own equity instruments	11	(545)	(788)
Profit for the year	3	664	631
UNREALIZED GAINS (LOSSES) RESERVE	11	(831)	(1,405)
Available-for-sale financial assets		49	(34)
Hedging instruments		(880)	(1,371)
NON-CURRENT LIABILITIES		47,154	50,029
Non-current provisions		213	187
Other provisions		213	187
Non-current borrowings	12	9,096	13,274
Bonds and other marketable debt securities	13	177	828
Bank borrowings	14	6,079	9,232
Derivatives	16	2,677	3,130
Finance leases		75	75
Other debts		88	9
Non-current borrowings from Group companies and associates	15	37,583	36,069
Deferred tax liabilities	17	262	499
CURRENT LIABILITIES		15,159	16,728
Current provisions		12	8
Current borrowings	12	1,869	2,097
Bonds and other marketable debt securities	13	943	828
Bank borrowings	14	831	1,145
Derivatives	16	95	124
Current borrowings from Group companies and associates	15	12,982	14,181
Trade and other payables	18	286	439
Accruals		10	3

TOTAL EQUITY AND LIABILITIES		85,140	89,735

The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these balance sheets

Telefónica, S.A.    5

2013 Financial Statements

Telefónica, S.A.

Income statements for the years ended December 31

Millions of euros	Notes	2013	2012
Revenue	19	11,003	5,817
Rendering of services to Group companies and associates		687	687
Rendering of services to non-group companies		3	3
Dividends from Group companies and associates		10,078	4,852
Interest income on loans to Group companies and associates		235	275
Impairment and gains (losses) on disposal of financial instruments		(7,990)	(5,311)
Impairment losses and other losses	8	(7,998)	(5,312)
Gains (losses) on disposal and other gains and losses		8	1
Other operating income	19	84	120
Non-core and other current operating revenue - Group companies and associates		62	95
Non-core and other current operating revenue - non-group companies		22	25
Employees benefits expense	19	(154)	(141)
Wages, salaries and others		(135)	(130)
Social security costs		(19)	(11)
Other operational expense		(343)	(500)
External services - Group companies and associates	19	(104)	(99)
External services - non-group companies	19	(225)	(389)
Taxes other than income tax		(14)	(12)
Depreciation and amortization	5, 6 and 7	(76)	(63)
Gains (losses) on disposal of fixed assets		—	(1)
OPERATING PROFIT		2,524	(79)
Finance revenue	19	179	213
From equity investments of third parties		7	17
From marketable securities and other financial instruments of third parties		172	196
Finance costs	19	(2,712)	(2,268)
Borrowings from Group companies and associates		(1,971)	(2,042)
Third-party borrowings		(741)	(226)
Change in fair value of financial instruments		(38)	(59)
Trading portfolio and other securities		6	(4)
Gain (loss) on available-for-sale financial assets recognized in the period	9 and 11	(44)	(55)
Exchange rate gains (losses)	19	82	41
Impairment and gains (losses) on disposal of financial instruments with third-parties		(2)	(53)
NET FINANCIAL EXPENSE		(2,491)	(2,126)
PROFIT BEFORE TAX	21	33	(2,205)
Income tax	17	631	2,836
PROFIT FOR THE YEAR		664	631

The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these income statements

Telefónica, S.A.    6

2013 Financial Statements

Telefónica, S.A.

Statements of changes in equity for the years ended December 31

A) Statement of recognized income and expense

Millions of euros	Notes	2013	2012
Profit of the period		664	631

Total income and expense recognized directly in equity	11	463	(950)

From measurement of available-for-sale financial assets		74	(46)
From cash flow hedges		588	(1,310)
Income tax impact		(199)	406

Total amounts transferred to income statement	11	111	160

From measurement of available-for-sale financial assets		44	55
From cash flow hedges		114	173
Income tax impact		(47)	(68)

TOTAL RECOGNIZED INCOME AND EXPENSE		1,238	(159)

The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these statements of changes in equity.

B) Statements of total changes in equity for the years ended December 31

Millions of euros	Share capital	Share premium	Reserves	Treasury shares and own equity investments	Profit for the year	Interim dividend	Net unrealized gains (losses) reserve	Total
Balance at December 31, 2011	4,564	460	22,454	(1,782)	4,910	(3,394)	(615)	26,597

Total recognized income and expense	—	—	—	—	631	—	(790)	(159)

Transactions with shareholders and owners	(13)	—	(4,497)	972	—	—	—	(3,538)
Capital decreases	(84)	—	(1,237)	1,321	—	—	—	—
Dividends paid	71	—	(2,907)	—	—	—	—	(2,836)
Transactions with treasury shares or own equity instruments (net)	—	—	(353)	(349)	—	—	—	(702)
Other movements	—	—	56	22	—	—	—	78
Appropriation of prior year profit (loss)	—	—	1,516	—	(4,910)	3,394	—	—
Balance at December 31, 2012	4,551	460	19,529	(788)	631	—	(1,405)	22,978

Total recognized income and expense	—	—	—	—	664	—	574	1,238

Transactions with shareholders and owners	—	—	(1,680)	243	—	—	—	(1,437)
Capital decreases	—	—	—	—	—	—	—	—
Dividends paid	—	—	(1,588)	—	—	—	—	(1,588)
Transactions with treasury shares or own equity instruments (net)	—	—	(92)	243	—	—	—	151
Other movements	—	—	48	—	—	—	—	48
Appropriation of prior year profit (loss)	—	—	631	—	(631)	—	—	—
Balance at December 31, 2013	4,551	460	18,528	(545)	664	—	(831)	22,827

The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these statements of changes in equity.

Telefónica, S.A.    7

2013 Financial Statements

Telefónica, S.A.

Cash flow statements for the years ended December 31

Millions of euros	Notes	2013	2012
A) CASH FLOWS FROM OPERATING ACTIVITIES		6,224	1,981
Profit before tax		33	(2,205)
Adjustments to profit:		226	2,519
Depreciation and amortization	5,6 and 7	76	63
Impairment of investments in Group companies and associates	8	7,998	5,312
Change in long term provisions		(18)	145
Gains on the sale of financial assets		(8)	(1)
Losses on disposal of property, plant and equipment		—	1
Dividends from Group companies and associates	19	(10,078)	(4,852)
Interest income on loans to Group companies and associates	19	(235)	(275)
Net financial expense		2,491	2,126
Change in working capital		(52)	(165)
Trade and other receivables		(7)	45
Other current assets		11	(35)
Trade and other payables		(76)	(73)
Other current liabilities		20	(102)
Other cash flows from operating activities	21	6,017	1,832
Net interest paid		(1,664)	(2,007)
Dividends received		6,428	3,337
Income tax receipts		1,253	502
B) CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES		(147)	1,372
Payments on investments	21	(2,938)	(6,779)
Proceeds from disposals	21	2,791	8,151
C) CASH FLOWS USED IN FINANCING ACTIVITIES		(3,736)	(1,663)
Payments on equity instruments		(244)	(590)
Proceeds from financial liabilities	21	(1,904)	1,763
Debt issues		10,127	10,964
Repayment and redemption of debt		(12,031)	(9,201)
Dividends paid	11	(1,588)	(2,836)
D) NET FOREIGN EXCHANGE DIFFERENCE		(23)	(5)
E) NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		2,318	1,685
Cash and cash equivalents at January 1		2,450	765
Cash and cash equivalents at December 31		4,768	2,450

Notes 1 to 23 and Appendices I and II are an integral part of these cash flow statements.

Telefónica, S.A.    8

2013 Financial Statements

TELEFÓNICA, S.A.

Annual financial statements for the ended December 31, 2013

Note 1. Introduction and general information

Telefónica, S.A. (“Telefónica” or “the Company”) is a public limited company incorporated for an indefinite period on April 19, 1924, under the corporate name of Compañía Telefónica Nacional de España, S.A. It adopted its present name in April 1998.

The Company’s registered office is at Gran Vía 28, Madrid (Spain), and its Employer Identification Number (CIF) is A-28/015865.

Telefónica’s basic corporate purpose, pursuant to Article 4 of its Bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

In keeping with the above, Telefónica is currently the parent company of a group that offers both fix and mobile telecommunications with the aim to turn the challenges of the new digital business into reality and being one of the most important players. The objective of the Telefónica Group is positioning as a Company with an active role in the digital business taking advantage of the opportunities of its size and industrial and strategic alliances.

The Company is taxed under the general tax regime established by the Spanish State, the Spanish Autonomous Communities and local governments, and files consolidated tax returns with most of the Spanish subsidiaries of its Group under the consolidated tax regime applicable to corporate groups.

Telefónica, S.A.    9

2013 Financial Statements

Note 2. Basis of presentation

a) True and fair view

These financial statements have been prepared from Telefónica, S.A.’s accounting records by the Company’s Directors in accordance with the accounting principles and standards contained in the Spanish GAAP in force approved by Royal Decree 1514/2007, on November 16 (PGC 2007), modified by Royal Decree 1159/2010, dated September 17, 2010 and other prevailing legislation at the date of these financial statements, to give a true and fair view of the Company’s equity, financial position, results of operations and of the cash flows obtained and applied in 2013.

The accompanying financial statements for the year ended December 31, 2013 were prepared by the Company’s Board of Directors at its meeting on February 26, 2014 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

The figures in these financial statements are expressed in millions of euros, unless indicated otherwise, and therefore may be rounded. The euro is the Company’s functional currency.

b) Comparison of information

In 2012 and 2013 there have not been significant transactions that should be taken into account in order to ensure the comparison of information included in the Annual Financial Statements of both years.

c) Materiality

These financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the PGC 2007 conceptual framework.

d) Use of estimates

The financial statements have been prepared using estimates based on historical experience and other factors considered reasonable under the circumstances. The carrying value of assets and liabilities, which is not readily apparent from other sources, was established on the basis of these estimates. The Company periodically reviews these estimates.

A significant change in the facts and circumstances on which these estimates are based could have an impact on the Company’s results and financial position.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the financial statements of the following year are discussed below.

Provisions for impairment of investments in Group companies, joint ventures and associates

Investments in group companies, joint ventures and associates are tested for impairment at each year end to determine whether an impairment loss must be recognized in the income statement or a previously recognized impairment loss be reversed. The decision to recognize an impairment loss (or a reversal) involves estimates of the reasons for the potential impairment (or recovery), as well as the timing and amount.

There is a significant element of judgment involved in the estimates required to determine recoverable amount and the assumptions regarding the performance of these investments, since the timing and scope of future changes in the business are difficult to predict.

Deferred taxes

The Company assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Company’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

Telefónica, S.A.    10

2013 Financial Statements

The appropriate valuation of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Company as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.

Note 3: Proposed appropriation of profit

Telefónica, S.A. obtained 664 million euros of profit in 2013. Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2013 profit for approval at the Shareholders’ Meeting:

Millions of euros
Proposed appropriation:
Profit for the year	664
Distribution to:
Goodwill reserve (Note 11.c)	2
Voluntary reserves	662

Telefónica, S.A.    11

2013 Financial Statements

Note 4. Recognition and measurement accounting policies

As stated in Note 2, the Company’s financial statements have been prepared in accordance with the accounting principles and standards contained in the Código de Comercio, which are further developed in the Plan General de Contabilidad currently in force (PGC 2007), as well as any commercial regulation in force at the reporting date.

Accordingly, only the most significant accounting policies used in preparing the accompanying financial statements are set out below, in light of the nature of the Company’s activities as a holding.

a) Intangible assets

Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

Intangible assets are amortized on a straight-line basis over their useful lives. The most significant items included in this caption are computer software licenses, which are generally amortized on a straight-line basis over three years.

b) Property, plant and equipment and investment property

Property, plant and equipment is stated at cost, net of accumulated depreciation and any accumulated impairment in value.

The Company depreciates its property, plant and equipment once the assets are in full working conditions using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Estimated useful life	Years
Buildings	40
Plant and machinery	3 - 25
Other plant or equipment, furniture and fixtures	10
Other items of property, plant and equipment	4 - 10

Investment property is measured and depreciated using the same criteria described for land and buildings for own use.

c) Impairment of non-current assets

Non-current assets are assessed at each reporting date for indicators of impairment. Where such indicators exist, or in the case of assets which are subject to an annual impairment test, the Company estimates the asset’s recoverable amount as the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value in the currency in which they will be generated, using a discount rate appropriate to that currency and reflecting current market assessments of the time value of money and the risks specific to the asset.

Telefónica bases the calculation of impairment on the business plans of the various companies to which the assets are allocated. The projected cash flows, based on strategic business plans, cover a period of five years. Starting with the sixth year, an expected constant growth rate is applied.

d) Financial assets and liabilities

Financial investments

All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Company commits to purchase or sell the asset.

“Investments in group companies, joint ventures and associates” are classified into a category of the same name and are shown at cost less any impairment loss (see Note 4.c). Group companies are those over which the Company exercises control, either by exercising effective control or by virtue of agreements with the other shareholders. Joint ventures are companies which are jointly controlled with third parties. Associates are companies in which there is significant influence, but not control or joint control with third parties. Telefónica assesses the existence of significant influence not only in terms of percentage ownership but also in qualitative terms such as presence on the board of directors, involvement in decision-making, the exchange of management personnel, and access to technical information.

Telefónica, S.A.    12

2013 Financial Statements

Financial investments which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest rate movements and which have not been included in the other categories of financial assets defined in the PGC 2007 are classified as available-for-sale. These investments are recorded under “Non-current assets,” unless it is probable and feasible that they will be sold within 12 months.

Derivative financial instruments and hedge accounting

When Telefónica chooses not to apply hedge accounting criteria but economic hedging, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement.

e) Revenue and expenses

Revenue and expenses are recognized on the income statement based on an accruals basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.

The income obtained by the Company in dividends received from Group companies and associates, and from the interest accrued on loans and credits given to them, are included in revenue in compliance with the provisions of consultation No. 2 of BOICAC 79, published on September 30, 2009.

f) Related party transactions

In mergers and spin-offs of businesses involving the parent company and its direct or indirect subsidiary, in cases of non-monetary contributions of businesses between Group companies, and in cases of dividends, the contributed assets are valued, in general, at their pre-transaction carrying amount in the individual financial statements, given that the Telefónica Group does not prepare its consolidated financial statements in accordance with the Standards on Preparing Consolidated Financial Statements (Spanish “NOFCAC”).

In these same operations, companies may also opt to use the consolidated values under International Financial Reporting Standards (IFRS) as adopted by the European Union, providing that the consolidated figures do not differ from those obtained under the NOFCAC. Lastly, the Company may also opt to use the values resulting from a reconciliation to the NOFCAC. Any accounting difference is taken to reserves.

g) Financial guarantees

The Company has provided guarantees to a number of subsidiaries to secure their transactions with third parties (see Note 20.a). Where financial guarantees provided have a counterguarantee on the Company’s balance sheet, the value of the counterguarantee is estimated to be equal to the guarantee given, with no additional liability recognized as a result.

Guarantees provided for which there is no item on the Company’s balance sheet acting as a counterguarantee are initially measured at fair value which, unless there is evidence to the contrary, is the same as the premium received plus the present value of any premiums receivable. After initial recognition, these are subsequently measured at the higher of:

i)	The amount resulting from the application of the rules for measuring provisions and contingencies.

ii)	The amount initially recognized less, when applicable, any amounts take to the income statement corresponding to accrued income.

Telefónica, S.A.    13

2013 Financial Statements

h) Consolidated data

As required under prevailing legislation, the Company has prepared separate consolidated annual financial statements, drawn up in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The balances of the main headings of the Telefónica Group’s consolidated financial statements for 2013 and 2012 are as follows:

Millions of euros
Item	2013	2012
Total assets	118,862	129,773

Equity:
Attributable to equity holders of the parent	21,185	20,461
Attributable to minority interests	6,297	7,200
Revenue from operations	57,061	62,356
Profit for the year:
Attributable to equity holders of the parent	4,593	3,928
Attributable to minority interests	376	475

Telefónica, S.A.    14

2013 Financial Statements

Note 5. Intangible assets

The movements in the items composing intangible assets and the related accumulated amortization in 2013 and 2012 are as follows:

2013

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	331	7	(78)	1	261
Software	184	4	(69)	1	120
Other intangible assets	147	3	(9)	—	141
ACCUMULATED AMORTIZATION	(267)	(13)	77	—	(203)
Software	(169)	(8)	69	—	(108)
Other intangible assets	(98)	(5)	8	—	(95)
Net carrying amount	64	(6)	(1)	1	58

2012

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	320	15	(7)	3	331
Software	173	11	(2)	2	184
Other intangible assets	147	4	(5)	1	147
ACCUMULATED AMORTIZATION	(252)	(17)	2	—	(267)
Software	(162)	(8)	1	—	(169)
Other intangible assets	(90)	(9)	1	—	(98)
Net carrying amount	68	(2)	(5)	3	64

At December 31, 2013 and 2012 commitments exist to acquire intangible assets amounting to 0.1 and 1 million euros, respectively.

At December 31, 2013 and 2012, the Company had 157 million euros and 223 million euros, respectively, of fully amortized intangible assets.

Telefónica, S.A.    15

2013 Financial Statements

Note 6. Property, plant and equipment

The movements in the items composing property, plant and equipment and the related accumulated depreciation in 2013 and 2012 are as follows:

2013

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	592	11	(35)	(1)	567
Land and buildings	227	—	(17)	18	228
Plant and other PP&E items	325	4	(18)	2	313
Property, plant and equipment under construction and prepayments	40	7	—	(21)	26
ACCUMULATED DEPRECIATION	(289)	(52)	36	—	(305)
Buildings	(79)	(21)	18	—	(82)
Plant and other PP&E items	(210)	(31)	18	—	(223)
Net carrying amount	303	(41)	1	(1)	262

2012

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	594	7	(4)	(5)	592
Land and buildings	228	—	—	(1)	227
Plant and other PP&E items	323	3	(2)	1	325
Property, plant and equipment under construction and prepayments	43	4	(2)	(5)	40
ACCUMULATED DEPRECIATION	(256)	(37)	2	2	(289)
Buildings	(74)	(5)	—	—	(79)
Plant and other PP&E items	(182)	(32)	2	2	(210)
Net carrying amount	338	(30)	(2)	(3)	303

Firm commitments to acquire property, plant and equipment at December 31, 2013 and 2012 amounted to 0.7 million euros and 1 million euros, respectively.

At December 31, 2013 and 2012, the Company had 47 million euros and 42 million euros, respectively, of fully depreciated items of property, plant and equipment.

Telefónica, S.A. has taken out insurance policies with appropriate limits to cover the potential risks which could affect its property, plant and equipment.

“Property, plant and equipment” includes the net carrying amount of the land and buildings occupied by Telefónica, S.A. at its Distrito Telefónica headquarters, amounting to 76 million euros and 78 million euros at the 2013 and 2012 year-ends, respectively. Also included is the net carrying amount of the remaining assets (mainly plant and property) of 63 and 88 million euros at December 31, 2013 and 2012, respectively. The land and buildings rented to other Group Companies have been included as “Investment properties” in Note 7.

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2013 Financial Statements

Note 7. Investment properties

The movements in the items composing investment properties in 2013 and 2012 and the related accumulated depreciation are as follows:

2013

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	470	—	—	—	470
Land	65	—	—	—	65
Buildings	405	—	—	—	405
ACCUMULATED DEPRECIATION	(60)	(11)	—	—	(71)
Buildings	(60)	(11)	—	—	(71)
Net carrying amount	410	(11)	—	—	399

2012

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	474	—	(4)	—	470
Land	65	—	—	—	65
Buildings	409	—	(4)	—	405
ACCUMULATED DEPRECIATION	(51)	(9)	—	—	(60)
Buildings	(51)	(9)	—	—	(60)
Net carrying amount	423	(9)	(4)	—	410

In January 2011, the Telefónica Group completed the move to Diagonal 00 building, its new corporate headquarters in Barcelona. The building has been accounted for as an asset acquired under a finance lease. It is accordingly shown under “Additions” in the table of 2011 at the present value of the rental payments, 88 million euros. 100% of this space is rented to Telefónica Group companies under 15-year non-cancellable lease contracts that can be renewed for up to 50 years at the discretion of Telefónica. The maturity calendar of the future minimum payments is as follows:

	Future minimum payments
Millions of euros	2013	2012
Up to one year	5	5
Between one and five years	21	21
Over 5 years	44	49

Total	70	75

In addition to the “Diagonal 00” building mentioned above, “Investment properties” mainly includes the value of land and buildings leased by Telefónica, S.A. to other Group companies at the Distrito Telefónica head offices in Madrid.

In 2013, the Company has buildings with a total area of 330,044 square meters leased to several Telefónica Group and other companies, equivalent to an occupancy rate of 92.72% of the buildings it has earmarked for lease. In 2012, it had a total of 332,291 square meters leased, equivalent to an occupancy rate of 93.45% of the buildings earmarked for lease.

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2013 Financial Statements

Total income from leased buildings in 2013 (see Note 19.1) amounted to 52 million euros (50 million euros in 2012). Future minimum rentals receivable under non-cancellable leases are as follows:

	2013	2012
Millions of euros	Future minimum recoveries	Future minimum recoveries
Up to one year	51	51
Between one and five years	30	83
Over 5 years	1	—

Total	82	134

The lease contracts held with subsidiaries occupying Distrito Telefónica were renewed in 2011, for a non-cancellable period of three years. The figures also include non-cancellable lease revenue from Diagonal 00, the contracts for which expire in June 2016.

The main contracts of operating leases in which Telefónica, S.A. acts as lessee and there is no sub-lease are described in Note 19.5.

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2013 Financial Statements

Note 8. Investments in group companies and associates

8.1. The movements in the items composing investments in Group companies, joint ventures and associates in 2013 and 2012 are as follows:

2013

Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Hedges of a net investment	Closing balance	Fair value
Equity instruments (Net) (1)	67,770	(6,275)	(142)	(2,553)	—	(575)	(70)	58,155	133,297
Equity instruments (Cost)	82,532	1,723	(195)	(3,308)	—	(575)	(70)	80,107
Impairment losses	(14,762)	(7,998)	53	755	—	—	—	(21,952)
Loans to Group companies and associates	3,988	2,146	(1,664)	(269)	4	—	—	4,205	4,281
Other financial assets	21	—	(1)	—	—	—	—	20	20

Total non-current investment in Group companies and associates	71,779	(4,129)	(1,807)	(2,822)	4	(575)	(70)	62,380	137,598

Loans to Group companies and associates	3,608	5,774	(3,692)	269	(3)	—	—	5,956	5,956
Derivates	2	44	(36)	—	—	—	—	10	10
Other financial assets	26	—	—	—	—	—	—	26	26

Total current investments in Group companies and associates	3,636	5,818	(3,728)	269	(3)	—	—	5,992	5,992

(1)	Fair value at December 31, 2013 of Group companies and associates quoted in an active market (Telefónica Brasil, S.A.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities’ business plans.

2012

Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Hedges of a net investment	Closing balance	Fair value
Equity instruments (Net) (1)	77,396	(2,439)	(7,311)	27	—	(30)	127	67,770	128,574
Equity instruments (Cost)	86,956	2,873	(7,421)	27	—	(30)	127	82,532
Impairment losses	(9,560)	(5,312)	110	—	—	—	—	(14,762)
Loans to Group companies and associates	1,618	786	(9)	1,593	—	—	—	3,988	4,051
Other financial assets	22	21	—	(22)	—	—	—	21	21

Total non-current investment in Group companies and associates	79,036	(1,632)	(7,320)	1,598	—	(30)	127	71,779	132,646

Loans to Group companies and associates	3,390	3,249	(1,479)	(1,620)	68	—	—	3,608	3,624
Derivates	57	4	(59)	—	—	—	—	2	2
Other financial assets	31	10	(37)	22	—	—	—	26	26

Total current investments in Group companies and associates	3,478	3,263	(1,575)	(1,598)	68	—	—	3,636	3,652

(1)	Fair value at December 31, 2012 of Group companies and associates quoted in an active market (Telefónica Brasil, S.A. and Telefónica Czech Republic, a.s.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities’ business plans.

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2013 Financial Statements

The most significant transactions occurred in 2013 and 2012 as well as their accounting impacts are described below:

2013

On April 29, 2013, Telefónica, S.A. signed an agreement with Corporación Multi Inversiones (“CMI”) to incorporate jointly a Spanish company to manage the Group’s investments in Guatemala, El Salvador, Nicaragua and Panama.

The resulting company, Telefónica Centroamérica Inversiones, S.L. (“TCI”) was incorporated through the initial contribution by Telefónica, S.A. of its entire shareholdings in Guatemala and El Salvador, along with 31.85% of its interest in Telefónica Móviles Panamá, S.A. at its net carrying amount equivalent to 633 million euros. The new company was incorporated and the corresponding contributions made on June 7, 2013 (see Note 8.4.).

On August 2, 2013 and having obtained the necessary regulatory authorisations, TCI’s capital was increased in 500 million US dollars (equivalent to 377 million euros on the payment date), subscribed in full by TLK Investments, C.V. (a company part of the CMI group), thereby completing the operation. Consequently, TLK Investments, C.V. holds a 40% interest in TCI and Telefónica, S.A. the remaining 60%. On the same date, Telefónica, S.A. sold the remainder of its stake in Telefónica Móviles Panamá, S.A. (24.5%) for 83 million euros.

On November 5, 2013, Telefónica announced that it had reached an agreement to sell 65.9% of the capital of Telefónica Czech Republic,a.s. (“Telefónica Czech Republic”) to PPF Group N.V.I. (“PPF”) for, approximately, 306 Czech crowns/share (around 2,467 million euros at the agreement date). This consideration is to be settled in two tranches:

(i) 2,063 million euros in cash on completion of the sale; and

(ii) 404 million euros in cash as a deferred payment over four years.

Subsequent to the transaction, Telefónica will hold a stake of 4.9% in Telefónica Czech Republic. This transaction is described in Note 20 c.

At the date of the agreement, Telefónica, S.A. measured its stake in Telefónica Czech Republic at its total market value, recognising a provision for its investment portfolio of 643 million euros under the “Impairment losses and gains (losses) on disposal of financial instruments” heading of the income statement.

The agreed price for the stake being sold, updated at year end exchange rates, has been reclassified to the “Non-current assets held for sale” (see Note 20 c.) until the pertinent authorisations were received from the regulators (which had not been received at reporting date, see Note 22). The market value of the 4.9% stake that it is retained totaling 178 million euros has been reclassified to the “Equity instruments” heading under non-current financial assets (see Note 9.3). The aforementioned reclassifications are presented under “Transfers” in the table of movements for 2013.

On September 24, 2013, Telefónica and the other shareholders of the Italian company Telco, S.p.A. (which holds a 22.4% stake with voting rights of Telecom Italia, S.p.A.) reached an agreement whereby Telefónica, S.A. subscribed and paid out a share capital increase in Telco, S.p.A., through a cash contribution of 324 million euros, in exchange for shares with voting rights in Telco, S.p.A.. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remains unchanged (i.e. 46.18%, as Telefónica currently holds), although its interest in the total share capital of Telco, S.p.A. is increased to 66% (See Note 20.c.). This amount is recognised as “Additions” of equity instruments in the accompanying table of movements.

2012

In April, 2012, Telefónica Móviles Colombia, S.A. (a company fully owned by the Telefónica Group), the Colombian government (hereinafter “the Government”) and Colombia Telecomunicaciones, S.A. ESP (a company 52% owned by Telefónica Group and 48% by the Government) reached a final agreement to restructure their wireline and wireless businesses in Colombia. The agreement led to the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., resulting in Telefónica holding 70% of the share capital of the resulting company and the Government the remaining 30%, based on the valuations of the companies used to determine said shareholdings. Telefónica, S.A. held a direct shareholding of 49.42% in Telefónica Móviles Colombia, S.A., holding 18.51% of the merged company after the merger. This transaction did not alter the cost of the investment held by the Company.

Telefónica started to reorganize its business in Latin America during 2012. As part of this process, on October 10, 2012 and November 7, 2012 two new companies, Telefónica América, S.A. and Telefónica Latinoamérica Holding, S.L., were incorporated, both of which are jointly controlled by Telefónica, S.A. and Telefónica Internacional, S.A.U. On December 13, 2012, Telefónica Latinoamérica Holding, S.L. performed two consecutive capital increases. In the first, Telefónica, S.A. contributed its

Telefónica, S.A.    20

2013 Financial Statements

shareholding in Latin American Cellular Holdings, B.V. at its carrying amount of 1,749 million euros. In the second, Telefónica Internacional, S.A.U. contributed 100 million euros in cash. Telefónica, S.A. held 94.59% in this company subsequent to the capital increase. This shareholding contribution is not shown in the table of movements attached. In addition, on December 18, 2012, Telefónica, S.A. sold its non-controlling interest in Telefónica de Perú,S.A.A. to Telefónica Latinoamérica Holding, S.L. for 4 million euros. The share transfer was performed at the price quoted on the Peruvian stock market of 2.3 PEN per share, and gave rise to gains of 1 million euros, recognized under the income statement caption “Gains (losses) on disposal and other gains and losses”. This transaction is recognized under “Others” in the “Disposals of investments” table in section b) of this Note.

Telefónica has also commenced the reorganization of its subsidiaries in Chile. During the first quarter of 2012, Inversiones Telefónica Móviles Holding, Ltd. distributed a dividend in kind comprising the shareholding in Inversiones Telefónica Fija, S.A. at its net carrying amount totaling 67 million euros. This contribution is reflected as an addition in the table of movements for 2012. Meanwhile, on November 19, 2012, Telefónica Chile Holdings, B.V. was incorporated with share capital of 1 euro. On December 10, 2012, it increased its share capital, which was subscribed by the Company in exchange for the Company’s shareholding in Inversiones Telefónica Fija, S.A. Finally, on December 24, 2012, Telefónica Chile Holdings, B.V. increased its share capital, subscribed in full by Telefónica, S.A. for 405 million euros, paid in cash. This capital increase involving a shareholding contribution is not shown in the table of movements attached, whereas that involving the cash payment is shown under “Additions.”

Other movements

Movement in “Transfers” in both 2013 and 2012 mainly includes the reclassification between long-term and current loans in accordance with the loan maturity schedule.

The column headed “Dividends” sets out the amounts of dividends paid out by Group companies and associates in respect of earnings generated prior to the effective date of the corresponding shareholding. Dividends comprise those distributed by Telefónica Czech Republic, a.s. totalling 101 million euros in 2013 (30 million euros in 2012), O2 Europe Ltd. totaling 286 million euros (no dividend distribution in 2012) and Panamá Cellular Holdings, B.V. totaling 186 million euros.

In 2013 and 2012, Telefónica, S.A. bought and sold the following shareholdings:

a) Acquisitions of investments and capital increases (Additions):

Millions of euros Companies	2013	2012
Telfin Ireland, Ltd.	—	1,081
Telfisa Global, B.V.	7	703
Telefónica Chile Holdings, B.V.	—	405
Telco, S.p.A.	324	277
Telefónica Móviles México, S.A. de C.V.	1,170	97
Telefónica de Costa Rica, S.A.	38	74
Other companies	184	236

Total	1,723	2,873

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2013 Financial Statements

2013

On February 11, June 19 and August 29, 2013, Telefónica Móviles México, S.A. de C.V. increased its share capital by 2,173 million Mexican pesos (127 million euros), 2,435 million Mexican pesos (143 million euros) and 3,000 million Mexican pesos (170 million euros), which was fully subscribed by Telefónica, S.A.

On April 19, 2013, Telefónica, S.A. authorised the capitalisation of part of the loans it had extended to its subsidiary Telefónica Móviles México, S.A. de C.V. amounting to 11,697 million Mexican pesos (730 million euros).

The agreement reached to increase the stake in Telco, S.p.A. is described in this Note.

2012

On September 11 and 13, 2012, the Company completed two capital increases in Telfin Ireland, Ltd. totalling 1,005 million euros. In September 2012, the share capital of Telfisa Global, B.V. was increased by 703 million euros.

On November 22, 2012, Telfin Ireland, Ltd increased its capital again by 76 million euros, subscribed by the Company. The object of this transaction was funding the financing need of the European affiliates.

The amount for Telefónica Chile Holdings, B.V. relates to the capital increase carried out on December 24, 2012 subscribed in full by Telefónica, S.A. as explained in the previous chapter.

On May 31, 2012 the Board of Directors of Telefónica, S.A. ratified the refinancing proposal that Telco, S.p.A. had submitted for approval by its partners. This refinancing involved increasing share capital by 277 million euros and subscribing a bond of 208 million euros, as well as renewing the existing bond of 600 million euros (see Note 8.5).

In April 2012, Telefónica, S.A. subscribed various share capital increases in Telefónica Móviles México, S.A. de C.V. totalling 1,668 million Mexican pesos (97 million euros) in order to provide the subsidiary with the funds needed to fulfill payment obligation and requirements.

b) Disposals of investments and capital decreases:

Millions of euros Companies	2013	2012

Subsidiaries:
Telefónica O2 Europe, Ltd.	—	5,729
Telefónica de España, S.A.U.	—	731
Inversiones Telefónica Móviles Holding, S.A. (Chile)	—	652
Telefónica Czech Republic, a.s.	—	114
Telefónica Móviles Puerto Rico, Inc.	—	110
Telefónica Móviles Panamá, S.A.	130	—
Other companies	65	85

Total Subsidiaries:	195	7,421

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2013 Financial Statements

2013

The disposal of Telefónica Móviles Panamá, S.A. forms part of the partial sale described at the start of this Note.

2012

On December 5, Telefónica O2 Europe, Ltd resolved to pay back contributions totaling 5,729 million to its parent. This consideration was collected in December 2012.

On March 27, 2012, it was resolved at the Ordinary General Shareholders’ Meeting of Telefónica de España, S.A.U. to distribute dividends of 221 million euros and repay contributions of 731 million euros. The dividends are recognized as revenues in the income statement (see Note 19.1.) and the repayment of contributions is recognized under “Disposals” in the accompanying table of movements. These considerations were collected in 2012.

On November 12, 2012, it was resolved at the Extraordinary Shareholders’ Meeting of Inversiones Telefónica Móviles Holding, S.A. to reduce share capital by repaying contributions totaling 652 million euros. This consideration was collected in December 2012.

On May 25, 2012, it was resolved at the Ordinary General Shareholders’ Meeting of Telefónica Czech Republic, a.s. to reduce share capital by 4,187 million Czech crowns. Once the transaction had been approved by the state authorities, it was recognized by Telefónica, S.A. in November 2012, having an impact of 114 million euros, which was repaid by the subsidiary in December 2012.

On July 18, 2012, the State Department of Puerto Rico ratified the winding up of Telefónica Móviles Puerto Rico, Inc. The investment amounted to 110 million euros and was provisioned for in full at the time of its liquidation; therefore this event has not had an impact in the income statement.

8.2. Assessment of impairment of investments in group companies, joint ventures and associates

At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimate is made based on the discounted cash flows to be received from each subsidiary in its functional currency, net of the liabilities associated with each investment (mainly net borrowings and provisions) and translated to euros at the official closing rate of each currency at December 31, 2013.

As a result of these estimations and the effect of the net investment hedge in 2013, an impairment provision of 7,998 million euros was recognized (5,312 million euros in 2012). This amount derives mainly from the following companies:

(a) write down recognized for Telefónica Europe, plc. (2,423 million euros in 2013 and 3,682 million euros in 2012), less 70 million euros for the effect of the net investment hedge (82 million euros in 2012).

(b) write down of 2,948 million euros for Telefónica Brasil, S.A. (69 million euros in 2012) and 915 million euros for Sao Paulo Telecomunicaçoes, S.A. (34 million euros in 2012).

(c) write down of 359 million euros for Telco, S.p.A. (1,305 million euros in 2012), the owner of a stake in Telecom Italia. After the adjustment registered, the investment in Telecom Italia, S.p.A. through Telco, S.p.A. is valued at 1 euro per share (1.2 euros per share at December 31, 2012).

(d) write down recognised by Telefónica Czech Republic of 643 million euros explained at the beginning of this Note.

(e) write down of 211 million euros for Telefónica México, S.A. de C.V. (32 million euros in 2012).

The write down of Telefónica Europe, plc. is mainly due to the net impact of the fluctuation in the pound sterling exchange rate (decrease of 2.15%), the impact of the 1,309 million-euro dividend distribution in 2013 and, as a minor effect, the changes in the present value of the expected turnover of the subsidiary. The estimate of Gross Domestic Product (GDP) growth in United Kingdom, prepared by International Monetary Fund and analysts, has been downgraded by 0.3% since the one elaborated 18 months ago. This change in expectations, as well as the higher competitive pressure, has been reflected in the decrease of Operating Income before Depreciation and Amortization (OIBDA) used to calculate future cash flows. The decrease in average OIBDA margin used in 2013 compared to 2012 has been 4.4. p.p.

Telefónica, S.A.    23

2013 Financial Statements

The write down of the stake in Telefónica Brasil, S.A. and Sao Paulo Telecomunicaçoes, S.A. results from the fluctuation in the Brazilian real exchange rate (decrease of 16.5%), changes in the present value of the expected turnover of the subsidiary, and the 655 million-euro dividend distribution, including dividends received from Sao Paulo Telecommunicaçoes. The effect of the changes in the macroeconomic scenario has been significantly important in Brazil. The estimate of GDP growth in the country, prepared by International Monetary Fund and analysts, has been downgraded by half since the one elaborated 18 months ago (estimate of 5.7% at the end of 2013 since 11.3% in June 2012). This change in expectations has been reflected in the decrease of Operating Income before Depreciation and Amortization (OIBDA) used to calculate future cash flows. The decrease in average OIBDA margin used in 2013 compared to 2012 has been 2.75 p.p.

8.3. The detail of subsidiaries and associates is shown in Appendix I.

8.4. Transactions protected for tax purposes

Transactions carried out in 2013 that qualify for special tax treatment, as defined in Articles 83 or 94, as applicable, of Chapter VIII of Title VII of Legislative Royal Decree 4/2004 of March 5 approving the Revised Spanish Corporate Income Tax Law, are detailed in the following paragraphs. Transactions qualify for special tax treatment carried out in prior years are disclosed in the financial statements for those years.

On May 23, 2013, Telefónica, S.A. performed a share with the Dutch company Guatemala Cellular Holdings, B.V., involving contributing to the latter its 99.99% shareholding in the Guatemalan company TCG Holdings, S.A. This transaction is treated as a share exchange for tax purposes pursuant to Art. 83.3 of Legislative Royal Decree 4/2004 of March 5.

The carrying amount of the shares delivered was 237 million euros, the same as the value recognized for the shares received by way of payment.

On June 7, 2013, Telefónica, S.A. incorporated Telefónica Centroamérica Inversiones, S. L, through a non-monetary contribution of the following shareholdings: a) 99.99% of Telefónica El Salvador Holding, Sociedad Anónima de Capital Variable from El Salvador, whose carrying amount recognized in the financial statements was 161 million euros; b) 92.83% of Guatemala Cellular Holdings, B.V. from Holland, whose carrying amount totaled 302 million euros, and; c) 31.85% of the Panamanian company Telefónica Móviles Panamá, S.A., the carrying amount of which was 170 million euros. The carrying amount of the shares received by way of payment was 633 million euros.

This transaction is treated for tax purposes as a contribution in kind as per Art. 94 of Legislative Royal Decree 4/2004 of March 5.

These transactions form part of the restructuring of the Telefónica Group in Central America, whose purpose is, inter alia, to streamline and reorganize the investment in this region by centralizing assets in a holding company which unlocks synergies, makes better use of investments, etc. in partnership with a third party, CMI.

On July 26, 2013, exercising the powers conferred on them by shareholders in the Extraordinary Meeting, the representatives of the sole stakeholder of Telefónica de España, S.A.U., Telefónica Soluciones Sectoriales, S.A.U. and Telefónica Cable, S.A.U., resolved to approve the takeover of Telefónica Soluciones Sectoriales, S.A.U. and Telefónica Cable, S.A.U. by Telefónica de España, S.A.U., and the subsequent winding-up of Telefónica Soluciones Sectoriales, S.A.U. and Telefónica Cable, S.A.U., and transfer en bloc of their assets and liabilities to Telefónica de España, S.A.U., which will also acquire all their rights and obligations by universal succession.

The takeover merger deed was filed in the Madrid Companies Register on October 2, 2013, with economic effect on January 1, 2013. All the disclosures specified in article 93 of the revised Spanish Income Tax Law are included in the notes to the financial statements of Telefónica de España, S.A.U., as the absorbing company.

Telefónica, S.A.    24

2013 Financial Statements

8.5. The breakdown and maturity of loans to Group companies and associates in 2013 and 2012 are follows:

2013

Millions of euros
Company	2014	2015	2016	2017	2018	2019 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	130	—	638	—	400	—	1,168
Telefónica Móviles México, S.A. de C.V.	171	648	—	—	—	—	819
Telefónica de Contenidos, S.A.U.	—	419	—	—	—	—	419
Telefónica de España, S.A.U.	200	—	—	165	—	—	365
Telefónica Global Technology, S.A.U.	1	1	68	—	—	139	209
Telco, S.p.A.	33	1,225	—	—	—	—	1,258
Telefónica Emisiones, S.A.U.	223	122	—	—	—	—	345
Compañía de Inversiones y Teleservicios, S.A.U.	449	—	—	—	—	—	449
Telefónica Internacional, S.A.U.	4,530	—	—	—	—	—	4,530
Other companies	219	31	219	—	—	130	599

Total	5,956	2,446	925	165	400	269	10,161

2012

Millions of euros
Company	2013	2014	2015	2016	2017	2018 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	971	—	—	—	—	—	971
Telefónica Móviles México, S.A. de C.V.	82	1,367	—	—	—	—	1,449
Telefónica de Contenidos, S.A.U.	72	1,142	79	—	—	—	1,293
Telefónica de España, S.A.U.	384	—	—	—	—	—	384
Telefónica Global Technology, S.A.U.	5	5	1	14	14	139	178
Telco, S.p.A.	19	808	—	—	—	—	827
Telefónica Emisiones, S.A.U.	268	197	56	—	—	—	521
Telefónica Europe, B.V.	84	—	—	—	—	18	102
Telefónica Internacional, S.A.U.	1,588	—	—	—	—	—	1,588
Otras	135	39	46	6	6	51	283

Total	3,608	3,558	182	20	20	208	7,596

Telefónica, S.A.    25

2013 Financial Statements

The main loans granted to Group and associated companies are described below:

•	The financing extended to Telefónica Móviles España, S.A.U. in 2013 consists of two loans for 638 million euros and 400 million euros, with maturity date in 2016 and 2018, respectively, and formalised in 2013 to enable this company to meet its payment obligations. These credits have 4 million euros of accrued interest receivable.

The financing awarded to this subsidiary in 2012 comprised three loans of 81 million euros, 95 million euros and 462 million euros formalised in 2012, whose purpose was to provide the subsidiary with the funds required to pay for the spectrum capacity acquired. These loans matured in 2013 and were cancelled; recognised as disposals in the table of movements for 2013.

Moreover, 126 million euros of taxes are receivable from this subsidiary for its tax expense declared in the consolidated tax return (333 million euros in 2012).

•	At December 31, 2013, the debt with Telefónica Móviles México, S.A. de C.V. amounts to 11,696.57 million Mexican pesos, equivalent to 648 million euros (23,393 million Mexican pesos, equivalent to 1,367 million euros in 2012). This consideration is recognised as non-current pursuant to the expected collection date at the reporting date. In 2013, half the nominal debt outstanding at the 2012 year end was capitalised, totaling 730 million euros and this movement has been recognised under “Disposals” in the table of movements for 2013. This transaction is described in section a) of this Note.

At December 31, 2013, accrued interest receivable totals 171 million euros (82 million euros in 2012), which forms part of the current balance receivable.

•	At December 31, 2013, the debt with Telefónica de Contenidos, S.A.U. is broken down as follows:

a)	A 340 million-euro participating loan awarded in 2013 and maturity date in February 2015, all of which has been drawn down. This loan replaces a previous participating loan of 1,142 million euros which has been settled in 2013. Interest on this loan is calculated according to the performance of Telefónica de Contenidos, S.A.U. At December 31, 2013, no accrued interest is receivable (70 million euros in 2012), which forms part of the current balance receivable.

b)	A 79 million-euro participating loan extended in 2005 and maturing in 2015; and

c)	There are no tax receivables from this subsidiary, in connection with the consolidated tax group in 2013 (this balance was 2 million euros in 2012).

•	The 2013 balance for Telefónica de España, S.A.U. consists of a 165 million euros line of credit granted to the subsidiary in 2013. There is also a balance of 200 million euros comprising tax receivables from the subsidiary for its tax expense declared in the consolidated tax return (384 million euros in 2012).

•	At December 31, 2013, the debt with Telefónica Global Technology, S.A.U. (“TGT”) comprises the following:

a)	A credit facility signed on January 19, 2010 for 19 million euros with an outstanding balance at December 31, 2013 of 5 million euros (10 million euros in 2012).

b)	A number of long-term financing agreements under participating loans which bear interest based on the business performance of the company, with an outstanding balance at December 31, 2013 of 207 million euros (168 million euros in 2012). This amount includes a contract amounting to 53 million euros signed in 2013, 40 million euros of which had been drawn down at the 2013 year end.

Telefónica, S.A.    26

2013 Financial Statements

•	On April 24, 2013, Telco, S.p.A.’s Board of Directors approved the issue of bonds totalling 1,750 million euros and maturing on February 28, 2015. Telefónica, S.A. and the other stakeholders resolved to subscribe their respective allocations on a pro-rata basis, with Telefónica, S.A.’s contribution amounting to 808 million euros. This new issue enabled Telco, S.p.A. to cancel the bonds issued on May 28, 2012 for the same amount, without Telefónica, S.A. and the other stakeholders having to make any cash outlays.

Pursuant to the agreement reached by Telefónica and the other stakeholders of Telco, S.p.A., on September 24, 2013, Telefónica, S.A. acquired 23.8% of the non-convertible bonds described above from the remaining stakeholders in exchange for 39,021,411 treasury shares, representing 0.9% of its share capital. (see Note 11.1.a.). This amount of 417 million euros is recognised as “Additions” of loans to Group companies and associates in the accompanying table of movements.

Accrued interest receivable at December 31, 2013 amounted to 33 million euros, which forms part of current receivables (19 million euros in 2012).

•	The buying back policy of Telefónica Emisiones S.A.U. bonds continued during 2013, reaching a total of 333 million euros (508 million euros at the 2012 year end). Accrued interest receivable amounts to 12 million euros at the 2013 year end (13 million euros at the 2012 year end).

•	In 2013, the shareholders of Compañía de Inversiones y Teleservicios, S.A.U. agreed in a general meeting to distribute a dividend of 440 million euros against unrestricted reserves. This consideration is recognised as a current receivable at year end, and falls due in the near term.

•	In 2013, the shareholders of Telefónica Internacional, S.A.U. agreed in a general meeting to distribute a dividend of 4,500 million euros against unrestricted reserves, which had yet to be collected at the end of the reporting period and matures in the near term.

In December 2012, the shareholders of Telefónica Internacional, S.A.U. agreed in a general meeting to distribute a dividend of 1,500 million euros, collected in 2013, against unrestricted reserves. This amount is recognized under current receivables in the table of movements for 2012.

The Company has also extended 355 million euros (814 million euros in 2012) of loans in connection with the taxation of Telefónica, S.A. as the head of the tax group pursuant to the consolidated tax regime applicable to corporate groups (see Note 17). The most significant amounts have already been disclosed through this Note. All these amounts fall due in the short term.

Disposals of current loans to group companies and associates includes the cancellation of balances receivable from subsidiaries on account of their membership of Telefónica, S.A.’s tax group against debts held by these same subsidiaries totaling 827 million euros (665 million euros in 2012).

Total accrued interest receivable at December 31, 2013 included under “Current loans to group companies and associates” amounted to 222 million euros (191 million euros in 2012).

8.6. Other financial assets with Group companies and associates

This includes rights to collect amounts from other Group companies related to share-based payment plans involving Telefónica, S.A. shares offered by subsidiaries to their employees maturing in 2014, 2015 and 2016 (see Note 19.3).

Telefónica, S.A.    27

2013 Financial Statements

Note 9. Financial investments

9.1. The breakdown of “Financial investments” at December 31, 2013 and 2012 is as follows:

2013

	Assets at fair value							Assets at amortized cost
					Measurement hierarchy
Millions of euros	Available-for-sale financial assets	Financial assets held for trading	Hedges	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Loans and receivables	Other financial assets	Subtotal assets at amortized cost	Subtotal liabilities at fair value	Total carrying amount	Total fair value
Non-current financial investments	591	1,699	778	3,068	699	2,369	—	13	1	14	14	3,082	3,082
Equity instruments	591	—	—	591	591	—	—	—	—	—	—	591	591
Derivatives (Note 16)	—	1,591	778	2,369	—	2,369	—	—	—	—	—	2,369	2,369
Loans to third parties and other financial assets	—	108	—	108	108	—	—	13	1	14	14	122	122
Current financial investments	—	323	14	337	—	337	—	45	63	108	108	445	445
Loans to third parties	—	—	—	—	—	—	—	45	63	108	108	108	108
Derivatives (Note 16)	—	323	14	337	—	337	—	—	—	—	—	337	337

Total financial investments	591	2,022	792	3,405	699	2,706	—	58	64	122	122	3,527	3,527

Telefónica, S.A.    28

2013 Financial Statements

2012

	Assets at fair value							Assets at amortized cost
					Measurement hierarchy
Millions of euros	Available-for-sale financial assets	Financial assets held for trading	Hedges	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Loans and receivables	Other financial assets	Subtotal assets at amortized cost	Subtotal liabilities at fair value	Total carrying amount	Total fair value
Non-current financial investments	433	2,093	1,952	4,478	433	4,045	—	39	14	53	53	4,531	4,531
Equity instruments	433	—	—	433	433	—	—	—	—	—	—	433	433
Derivatives (Note 16)	—	2,093	1,952	4,045	—	4,045	—	—	—	—	—	4,045	4,045
Loans to third parties and other financial assets	—	—	—	—	—	—	—	39	14	53	53	53	53
Current financial investments	—	222	60	282	—	282	—	9	99	108	108	390	390
Loans to third parties	—	—	—	—	—	—	—	9	99	108	108	108	108
Derivatives (Note 16)	—	222	60	282	—	282	—	—	—	—	—	282	282

Total financial investments	433	2,315	2,012	4,760	433	4,327	—	48	113	161	161	4,921	4,921

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.

Telefónica, S.A.    29

2013 Financial Statements

9.2 Held-for-trading financial assets and hedges

These two categories include the fair value of outstanding derivate financial instruments at December 31, 2013 and 2012 (see Note 16).

9.3 Available-for-sale financial assets.

This category mainly includes the fair value of investments in listed companies (equity instruments) over which the Company does not have significant control or influence. The movement of items composing this category at December 31, 2013 and 2012 are as follows:

December 31, 2013

Millions of euros	Opening balance	Additions	Disposals	Other movements	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	316	—	—	(10)	76	382
Telefónica Czech Republic, a.s.	—	—	—	178	(12)	166
Portugal Telecom, SGPS, S.A.	84	—	(84)	—	—	—
Other companies	33	—	—	—	10	43

Total	433	—	(84)	168	74	591

December 31, 2012

Millions of euros	Opening balance	Additions	Disposals	Other movements	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	327	—	—	(11)	—	316
Portugal Telecom, SGPS, S.A.	193	—	(76)	—	(33)	84
Other companies	36	47	(35)	—	(15)	33

Total	556	47	(111)	(11)	(48)	433

As a consequence of the transaction described in Note 8.1, the Company reclassified to this caption the remaining 4.9% investment in Telefónica Czech Republic, a.s. for an amount of 178 million euros. The change in value due to exchange-rate fluctuations and market share prices has been recognised with a counterpart in equity, net of its tax effect.

In 2010, Telefónica entered into three equity swap contracts for Portugal Telecom, SGPS, S.A. shares with a number of financial institutions. In 2013 and 2012, 23 million shares and 21 million shares were sold, respectively, fully canceling all the three contracts. These transactions are shown under “Disposals” in the tables above while the impact on the income statement amounts to 33 million euros (34 million euros in 2012), recognized under “Gain (loss) on available-for-sale financial assets recognized in the period”.

At 2013 year end, the Company has analysed the fair value of its investment in Banco Bilbao Vizcaya Argentaria, S.A. As a result of this review, the participation has been revalued in 76 million euros. This impact, net of tax effect, is registered in the Equity of the Company (Note 11.2.). The effect, recorded both in 2013 and 2012 under “other movements”, relates to the sale of rights to scrip dividends that the bank distributed in both years.

At December 31, 2013 Telefónica, S.A.’s investment in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) represents 0.76% of that company’s share capital.

Amper, S.A. and Zon Multimedia Serviços de Telecommunicaçoes e Multimedia, SGPS, S.A. were sold off in 2012. The 21 million euro loss on these transactions was recognized under “Gain (loss) on available-for-sale financial assets recognized in the period”.

Telefónica, S.A.    30

2013 Financial Statements

9.4 Other financial assets and loans to third parties

The breakdown of investments included in this category at December 31, 2013 and 2012 is as follows:

Millions of euros	2013	2012
Other non-current financial assets
Loans to third parties	—	39
Guarantees given	13	13
Other non-current financial assets	109	1
Other current financial assets:
Loans to third parties	45	9
Other financial investments	63	99

Total	230	161

9.4.1 Loans to third parties

Non-current loans to third parties included in 2012 the cost of the financial instrument arranged to partially cover share-based payment schemes involving Telefónica, S.A. shares (Manager and Senior Executive Options Remuneration Plan—Performance & Investment Plan (PIP)) for 37 million euros, which will mature in 2014 (see Note 19.3). In 2013 the concept has been transferred to Current loans to third parties.

9.4.2. Other non-current financial assets

In November 2013, Telefónica, S.A. acquired on the market a bond convertible into Telecom Italia, S.p.A. shares, with a nominal value of 103 million euros. At year end, the bond was priced at 105% its nominal value, and the 5 million-euro impact of this difference was recognised in the profit and loss account under “Fair value of financial instruments”.

Telefónica, S.A.    31

2013 Financial Statements

Note 10. Trade and other receivables

The breakdown of “Trade and other receivables” at December 31, 2013 and 2012 is as follows:

Millions of euros	2013	2012
Trade receivables	20	22
Trade receivables from Group companies and associates	425	413
Other receivables	16	19
Employee benefits payable	1	1
Tax receivables (Note 17)	660	610

Total	1,122	1,065

“Trade receivables from Group companies and associates” mainly includes amounts receivable from subsidiaries for the impact of the rights to use the Telefónica brand and the monthly office rental fees (see Note 7).

“Trade receivables” and “Trade receivables from Group companies and associates” in 2013 and 2012 include balances in foreign currency equivalent to 242 million and 134 million euros, respectively. In December 2013, there were receivables in US dollars equivalent to 218 million euros (105 million euros in 2012) and Czech crowns equivalent to 24 million euros (29 million euros in 2012).

These balances gave rise to exchange losses in the income statement of approximately 11 million euros in 2013 (3 million euros of exchange losses in 2012).

Telefónica, S.A.    32

2013 Financial Statements

Note 11. Equity

11.1 Capital and reserves

a) Share capital

At December 31, 2013, Telefónica, S.A.’s share capital amounted to 4,551,024,586 euros and consisted of 4,551,024,586 fully paid ordinary shares of a single series, per value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Buenos Aires and Lima Stock Exchanges.

On May 25, 2012, the deed of capital reduction through the cancellation of 84,209,363 treasury shares previously acquired by Telefónica, S.A. was executed. As a result, article 5 of the Corporate Bylaws relating to the amount of share capital was amended accordingly to show 4,479,787,122 euros. At the same time, a reserve was recorded for the cancelled shares described in the section on “Retained earnings”.

On June 8, 2012, a share capital increase of 71,237,464 euros was involved, during which 71,237,464 ordinary shares with a par value of 1 euro each were issued, with a charge to reserves, as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 4,551,024,586 euros subsequent to this increase.

With respect to authorizations given regarding share capital, on May 18, 2011, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, at one or several times, within a maximum period of five years from that date, up to a maximum increase of 2,281,998,242.50 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, of any type permitted by the Law, with a fixed or variable premium, and, in all cases, in exchange for cash, and expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Section 506 of the Spanish Enterprises Act.

In addition, on June 2, 2010, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of five years from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

In addition, at the May 31, 2013 Shareholders’ Meeting, authorization was given for the Board of Directors to issue fixed-income securities and preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, plain or, in the case of debentures and bonds, convertible into shares of the Company and/or exchangeable for shares of any of the Group companies. They may also be preferred shares. The total maximum amount of the securities issuable agreed under this authorization is 25,000 million euros or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for purposes of the aforementioned limit. As at December 31, 2013, the Board of Directors had not exercised these powers, being approved the programs to issue corporate promissory notes for 2014 in January of this same year.

Telefónica, S.A.    33

2013 Financial Statements

At December 31, 2013 and 2012, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (1)%
Treasury shares at 13/12/31	29,411,832	11.69	11.84	348	0.64627%

(1)	Millions of euros

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (1)%
Treasury shares at 12/12/31	47,847,809	10.57	10.19	488	1.05136%

(1)	Millions of euros

The movement in treasury shares of Telefónica, S.A. in 2013 and 2012 is as follows:

Number of shares
Treasury shares at 11/12/31	84,209,363
Acquisitions	126,489,372
Delivery GESP share plan	(2,071,606)
Disposals	(76,569,957)
Share redemption	(84,209,363)
Treasury shares at 12/12/31	47,847,809
Acquisitions	113,154,549
Disposals	(131,590,526)
Treasury shares at 13/12/31	29,411,832

Furthermore, at December 31, 2012, one Telefónica, S.A. share was held by Telefónica Móviles Argentina, S.A. This share has been sold during 2013.

Acquisitions

The amount paid to acquire treasury shares in 2013 and 2012 was 1,216 million euros and 1,346 million euros, respectively.

Disposals

On May 25, 2012, pursuant to the resolutions adopted in the General Shareholders’ Meeting of May 14, capital was reduced by redeeming 84,209,363 treasury shares, thereby reducing treasury shares by 1,321 million euros.

Treasury shares sold in 2013 and 2012 amounted to 1,423 million euros and 801 million euros, respectively. The main transactions during 2013 and 2012 were as follows:

On March 26, 2013 Telefónica, S.A. reached an agreement with qualified and professional investors whereby the Company disposed of all the treasury shares it held (90,067,896 shares) at a price of 10.80 euros per share.

On September 24, 2013 Telefónica, S.A. acquired the remaining shareholders of Telco, S.p.A. 23.8% of the non-convertible bonds issued in 2013 by Telco, S.p.A. The payment of this transaction consisted of the transmission of 39,021,411 treasury shares of the Company (Note 8.5.)

In addition to these disposals, on July 27, 2012, 2,071,606 shares were delivered to Group employees when the first phase of the Global Employee Share Plan (“the GESP”) matured.

Telefónica, S.A.    34

2013 Financial Statements

In November 2012, Telefónica submitted an offer to purchase and cancel the preference shares that it had indirectly issued in 2002 through its subsidiary Telefónica Finance USA, LLC totaling 2,000 million euros. The offer involved acquiring these shares at their par value, subject unconditionally and irrevocably to the simultaneous reinvestment in Telefónica, S.A. shares and the subscription of newly issued plain-vanilla bonds, in the following percentage:

a)	40% of the amount in treasury shares of Telefónica, S.A.

b)	60% of the amount shall be used to subscribe a bond issue with a face value of 600 euros, issued at par, the characteristics of which are described in Note 13.

97% of the holders of the preference shares accepted the offer, and therefore 76,365,929 treasury shares with a carrying amount of 815 million euros (exchange value of 776 million euros) were handed over, which are included under “Disposals” in 2012.

Other equity instruments

At December 31, 2013, Telefónica held 134 million call options on treasury shares subject to physical delivery at a fix price (178 million options on treasury shares at December 31, 2012) which are presented as a reduction in equity under the caption “treasury share instruments”. They are valued at the amount of premium paid, and upon maturity if the call options are exercised the premium is reclassified as treasury shares together with the price paid. If they are not exercised upon maturity their value is recognized directly in reserves.

The Company also has a derivative on Telefónica shares, to be settled by offset, which has increased from 28 million shares in 2012 to 30 million shares in 2013, and is recognized under “Derivatives” (financial liabilities, current) on the balance sheet. In 2012, the fair value of this derivative was recognized under “Derivatives” (financial assets, current).

Telefónica, S.A.    35

2013 Financial Statements

b) Legal reserve

According to the text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2013, the Company had duly set aside this reserve.

c) Other reserves

“Other reserves” includes:

•	The “Revaluation reserve” which arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7. The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized. The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, at the end of 2013, an amount of 7 million euros corresponding to revaluations reserves subsequently considered unrestricted has been reclassified to “Other reserves” (10 million euros in 2012). The balance of this reserve at December 31, 2013 and 2012 was 109 million euros and 116 million euros, respectively.

•	Reserve for cancelled share capital: In accordance with Section 335.c) of the Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. In 2012, a reserve for cancelled share capital amounting to 84 million euros was recorded, the same amount as the capital reduction made in the year. The cumulative amount of the reserve for cancelled share capital at December 31, 2013 and 2012 was 582 million euros.

•	Pursuant to the provisions of Royal Decree 1514/2007, since 2008, after the distribution of profits for each year, the Company sets aside a non-distributable reserve of 2 million euros for goodwill amortization. The balance of this reserve at December 31, 2013 was 9 million euros. The proposed appropriation of 2013 profit (see Note 3) includes an allocation of 2 million euros to this restricted reserve.

•	In addition to the restricted reserves explained above, “Other reserves” includes unrestricted reserves from gains obtained by the Company in prior years.

d) Dividends

Dividends paid in 2013

Approval was given at the General Shareholders’ Meeting of May 31, 2013 to pay a gross 0.35 dividend per outstanding share carrying dividend rights, with a charge to unrestricted reserves. The dividend was paid on November 6, 2013 and the total amount paid was 1,588 million euros.

Dividends paid in 2012

Approval was given at the General Shareholders’ Meeting of May 14, 2012 to pay a gross 0.53 euro dividend per share outstanding with a charge to unrestricted reserves. The dividend was paid on May 18, 2012 and the total amount paid was 2,346 million euros.

In addition, approval at the same meeting was given to pay a scrip dividend consisting of the assignment of free allotment rights with an irrevocable purchase obligation on the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.

At the close of the trading period for these rights, the holders of 37.68% of the Company’s shares had accepted the Company’s irrevocable commitment to buy. These rights were repurchased and cancelled by the Company for the amount of 490 million euros.

Telefónica, S.A.    36

2013 Financial Statements

62.32% of shareholders with allotment rights opted for the right to receive new Telefónica shares. A capital increase was required to fulfill said allotments, by means of the issue of 71,237,464 new shares with a nominal value of one euro each, which were delivered to the shareholders who held the rights thereto.

11.2 Unrealized gains (losses) reserve

The movements in the items composing “Unrealized gains (losses) reserve” in 2013 and 2012 are as follows:

2013

Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Available-for-sale financial assets (Note 9.3)	(34)	74	(22)	44	(13)	49
Cash flow hedges (Note 16)	(1,371)	588	(177)	114	(34)	(880)

Total	(1,405)	662	(199)	158	(47)	(831)

2012

Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Available-for-sale financial assets (Note 9.3)	(40)	(46)	14	55	(17)	(34)
Cash flow hedges (Note 16)	(575)	(1,310)	393	173	(52)	(1,371)

Total	(615)	(1,356)	407	228	(69)	(1,405)

Telefónica, S.A.    37

2013 Financial Statements

Note 12. Financial liabilities

The breakdown of “Financial liabilities” at December 31, 2013 and 2012 is as follows:

2013

	LIABILITIES AT FAIR VALUE
				MEASUREMENT HIERARCHY			LIABILITIES AT AMORTIZED COST
Millions of euros	Financial liabilities held for trading	Hedges	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Trade and other payables	Subtotal liabilities at fair value	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	1,223	1,454	2,677	—	2,677	—	44,002	48,226	46,679	50,903
Payable to Group companies and associates	—	—	—	—	—	—	37,583	41,748	37,583	41,748
Bank borrowings	—	—	—	—	—	—	6,079	6,167	6,079	6,167
Bonds and other marketable debt securities	—	—	—	—	—	—	177	148	177	148
Derivatives (Note 16)	1,223	1,454	2,677	—	2,677	—	—	—	2,677	2,677
Other financial liabilities	—	—	—	—	—	—	163	163	163	163
Current financial liabilities	91	4	95	—	95	—	14,756	14,724	14,851	14,819
Payable to Group companies and associates	—	—	—	—	—	—	12,982	13,000	12,982	13,000
Bank borrowings	—	—	—	—	—	—	831	763	831	763
Bonds and other marketable debt securities	—	—	—	—	—	—	943	961	943	961
Derivatives (Note 16)	91	4	95	—	95	—	—	—	95	95
Other financial liabilities	—	—	—	—	—	—	—	—	—	—

Total financial liabilities	1,314	1,458	2,772	—	2,772	—	58,758	62,950	61,530	65,722

Telefónica, S.A.    38

2013 Financial Statements

2012
	LIABILITIES AT FAIR VALUE
				MEASUREMENT HIERARCHY			LIABILITIES AT AMORTIZED COST
Millions of euros	Financial liabilities held for trading	Hedges	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Trade and other payables	Subtotal liabilities at fair value	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	1,638	1,492	3,130	—	3,130	—	46,213	49,439	49,343	52,569
Payable to Group companies and associates	—	—	—	—	—	—	36,069	38,511	36,069	38,511
Bank borrowings	—	—	—	—	—	—	9,232	9,676	9,232	9,676
Bonds and other marketable debt securities	—	—	—	—	—	—	828	1,168	828	1,168
Derivatives (Note 16)	1,638	1,492	3,130	—	3,130	—	—	—	3,130	3,130
Other financial liabilities	—	—	—	—	—	—	84	84	84	84
Current financial liabilities	116	8	124	—	124	—	16,154	16,088	16,278	16,212
Payable to Group companies and associates	—	—	—	—	—	—	14,181	14,230	14,181	14,230
Bank borrowings	—	—	—	—	—	—	1,145	1,028	1,145	1,028
Bonds and other marketable debt securities	—	—	—	—	—	—	828	830	828	830
Derivatives (Note 16)	116	8	124	—	124	—	—	—	124	124
Other financial liabilities	—	—	—	—	—	—	—	—	—	—

Total financial liabilities	1,754	1,500	3,254	—	3,254	—	62,367	65,527	65,621	68,781

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.

Telefónica, S.A.    39

2013 Financial Statements

Note 13. Bonds and other marketable debt securities

13.1 The balances and movements in issues of debentures, bonds and commercial paper at December 31, 2013 and 2012 are as follows:

2013

Millions of euros	Non-convertible debentures and bonds	Other marketable debt securities	Total
Opening balance	1,328	328	1,656
Additions	—	34	34
Depreciation and amortization	(583)	—	(583)
Revaluation and other movements	16	(3)	13
Closing balance	761	359	1,120
Details of maturities:
Non-current	177	—	177
Current	584	359	943

2012

Millions of euros	Non-convertible debentures and bonds	Other marketable debt securities	Total
Opening balance	170	87	257
Additions	1,165	332	1,497
Depreciation and amortization	—	(87)	(87)
Revaluation and other movements	(7)	(4)	(11)
Closing balance	1,328	328	1,656
Details of maturities:
Non-current	828	—	828
Current	500	328	828

Telefónica, S.A.    40

2013 Financial Statements

Maturities of the nominal amounts of debenture and bond issues at December 31, 2013 and 2012 are as follows:

2013

Millions of euros					Maturity
Name	Interest rate		% interest rate		2014 (1)	2015	2016	2017	2018	Subsequent years	TOTAL
DEBENTURES AND BONDS:
JULY 99	ZERO COUPON	(**)	6.39%		—	—	—	—	—	73	73
MARCH 00	FLOATING		2.065	%(*)	—	50	—	—	—	—	50
NOVEMBER 12	FIX		4.18%		582	—	—	—	—	—	582

Total issues					582	50	—	—	—	73	705

(*)	The applicable interest rate (floating, set annually) is the sterling 10-year swap rate multiplied by 1.0225.
(**)	Issues of zero-coupon debentures and bonds are shown in the table above at amortized cost.
(1)	The figures include a maturity of 582 million with an option of with an option of early repayment and no contractual obligation to be repaid.

2012

Millions of euros					Maturity
Name	Interest rate		% interest rate		2013 (1)	2014	2015 (1)	2016	2017	Subsequent years	TOTAL
DEBENTURES AND BONDS:
JULY 99	ZERO COUPON	(**)	6.39%		—	—	—	—	—	69	69
MARCH 00	FLOATING		2.411	%(*)	—	—	50	—	—	—	50
NOVEMBER 12	FIX		4.18%		500	—	500	—	—	164	1,164

Total issues					500	—	550	—	—	233	1,283

(*)	The applicable interest rate (floating, set annually) is the sterling 10-year swap rate multiplied by 1.0225.
(**)	Issues of zero-coupon debentures and bonds are shown in the table above at amortized cost.
(1)	For 2013 and 2015 the figures include a maturity of 500 million in both years, without a contractual obligation for these maturities, based on expectations of improvals in financial market conditions.

13.2. The detail of the maturities and redemption values of zero-coupon debentures and bonds at December 31, 2013 and 2012 is as follows:

Issue	Redemption date	Redemption rate	Redemption value
DEBENTURES AND BONDS:
JULY 99	2029/21/07	637.639%	191

Total			191

The remaining debentures and bonds have been measured at amortized cost at the year end.

Telefónica, S.A.    41

2013 Financial Statements

13.3 At December 31, 2013, Telefónica, S.A. had a corporate promissory note program registered with the CNMV, with the following features:

Millions of euros Amount	Placement system	Nominal amount of the Promissory notes	Terms of the Promissory notes	Placement

	Auctions	100,000 euros	1, 2, 3, 6, 12, 18 and 25 months	Competitive auctions
500 million; can be increased to 2,000 million	Tailored	100,000 euros	Between 7 and 750 days	Specific transactions

At December 31, 2013 the outstanding balance on this promissory note program was 361 million euros (332 million euros in 2012).

13.4 The average interest rate during 2013 on debentures and bonds outstanding during the year was 4.61% (4.56% in 2012) and the average interest rate on corporate promissory notes was 1.38% (2.37% in 2012).

Telefónica, S.A.    42

2013 Financial Statements

Note 14. Interest-bearing debt and derivates

14.1 The balances at December 31, 2013 and 2012 are as follows:

December 31, 2013

Millions of euros
Item	Current	Non-current	Total
Loans with financial entities	831	6,079	6,910
Derivative financial liabilities (Note 16)	95	2,677	2,772

Total	926	8,756	9,682

December 31, 2012

Millions of euros
Item	Current	Non-current	Total
Loans with financial entities	1,145	9,232	10,377
Derivative financial liabilities (Note 16)	124	3,130	3,254

Total	1,269	12,362	13,631

14.2 The nominal values of the main interest-bearing debts at December 31, 2013 and 2012 are as follows:

Description	Value Date	Marturity Date	Currency	Limit 12/31/13 (millions)	Balance (million of euros)
Syndicated facility *	04/21/06	04/21/17	EUR	700	700
ECA structured facility *	02/12/10	11/30/19	USD	296	215
Syndicated loan Tranche A2 **	07/28/10	07/28/14	EUR	2,000	2,000
Syndicated loan Tranche A3	07/28/10	07/28/16	EUR	2,000	2,000
ECA structured facility *	05/03/11	07/30/21	USD	341	247
Bilateral Loan	02/27/12	02/27/15	EUR	200	200
Syndicated loan Tranche D2	03/02/12	12/14/15	EUR	923	923
Vendor Loan *	02/21/13	02/21/16	EUR	206	206
Vendor Loan*	02/22/13	01/31/23	USD	1,001	336

*	Facilities with amortization schedule.
**	1,400 million euros under Tranche A2 were refinanced with forward start facilities dated 02/22/2013 (available from 07/28/2014).

Description	Value Date	Marturity Date	Currency	Limit 12/31/12 (millions)	Balance (million of euros)
Syndicated loan**	04/21/06	04/21/17	EUR	700	700
ECAS structured facility**	02/12/10	11/30/19	USD	351	266
Syndicated loan Tranche A1	07/28/10	07/28/13	EUR	1,000	1,000
Syndicated loan Tranche A2	07/28/10	07/28/14	EUR	2,000	2,000
Syndicated loan Tranche A3	07/28/10	07/28/16	EUR	2,000	2,000
Syndicated loan Tranche B	07/28/10	07/28/15	EUR	3,000	3,000
ECAS structured facility**	05/03/11	07/30/21	USD	370	135
Bilateral loan	02/27/12	02/27/15	EUR	200	200
Syndicated loan Tranche D2*	12/14/12	12/14/15	EUR	923	923

*	Limit in Pounds sterling converted to euros at 12/14/2012
**	These credit facilities have a repayment schedule

Telefónica, S.A.    43

2013 Financial Statements

14.3 Maturities of balances at December 31, 2013 and 2012 are as follows:

December 31, 2013

	Maturity
Millions of euros Items	2014	2015	2016	2017	2018	Subsequent years	Closing balance
Loans with financial entities	831	1,228	2,317	1,360	1,064	110	6,910
Derivative financial liabilities (Note 16)	95	215	290	290	562	1,320	2,772

Total	926	1,443	2,607	1,650	1,626	1,430	9,682

December 31, 2012

	Maturity
Millions of euros Items	2013	2014	2015	2016	2017	Subsequent years	Closing balance
Loans with financial entities	1,145	2,097	4,518	2,056	408	153	10,377
Derivative financial liabilities (Note 16)	124	171	342	246	371	2,000	3,254

Total	1,269	2,268	4,860	2,302	779	2,153	13,631

14.4 On February 21, 2013, Telefónica, S.A. entered into a financing agreement for the purchase of goods and services to providers in an aggregate principal amount of 206 million euros maturing in 2016. At December 31, 2013, this facility has been drawn in full.

On February 22, 2013, Telefónica, S.A. refinanced 1,400 million euros of tranche A2 (originally amounting to 2,000 million euros and scheduled to mature on July 28, 2014) of the 8,000 million euros syndicated loan, originally dated on July 28, 2010. This refinancing was divided in two tranches: a syndicated credit facility amounting to 700 million euros maturing in 2017 (tranche A2A) and another syndicated credit facility amounting to 700 million euros maturing in 2018 (tranche A2B).

On February 22, 2013, Telefónica, S.A. signed a financing agreement for the purchase of goods and services to providers for 1,001 million US dollars (approximately 726 million euros) with an outstanding balance at December 31, 2013 amounting to 463 million US dollars (equivalent to 336 million euros) which matures on 2023.

On July 28, 2013 tranche A1 of Telefónica, S.A. syndicated loan agreement arranged on July 28, 2010 fell due. At December 31, 2012 the outstanding balance was 1,000 million euros and was repaid during 2013.

On August 1, 2013, Telefónica, S.A. entered into a long-term credit facility for an aggregate amount of 734 million US dollars (equivalent to 532 million euros) at a fixed rate with the guarantee of the Finnish Export Credits Guarantee Board (Finnvera) which matures in 2023. No amounts had been drawn down on this credit facility at December 31, 2013.

During 2013, Telefónica, S.A. has reduced the principal amount outstanding under tranche B of its 8,000 million euros syndicated credit facility dated July 28, 2010 by 3,000 million euros. At December 31, 2013, this tranche B was fully available.

During 2013, Telefónica, S.A. drew down an aggregate principal amount of 192 million US dollars (approximately 139 million euros) of the financing agreement signed on May 3, 2011 with the guarantee of Finnish export agency (Finnvera). At December 31, 2013, the outstanding nominal principal on this financing agreement was 341 million US dollars (approximately 247 million euros).

Telefónica, S.A.    44

2013 Financial Statements

14.5 Average interest on loans and borrowings

The average interest rate in 2013 on loans and borrowings denominated in euros was 1.323% and 2.51% for foreign-currency loans and receivables.

The average interest rate in 2012 on loans and borrowings denominated in euros was 2.918% and 2.341% for foreign-currency loans and receivables.

14.6 Unused credit facilities

The balances of loans and borrowings relate only to amounts drawn down.

At December 31, 2013 and 2012, Telefónica had undrawn credit facilities amounting to 8,873 million euros and 5,255 million euros, respectively.

Financing arranged by Telefónica, S.A. at December 31, 2013 and 2012 is not subject to compliance with any financial covenants.

Telefónica, S.A.    45

2013 Financial Statements

Note 15. Payable to group companies and associates

15.1 The breakdown at December 31, 2013 and 2012 is as follows:

December 31, 2013

Millions of euros	Non-current	Current	Total
Loans	37,273	12,622	49,895
Trade payables to Group companies and associates	53	164	217
Derivatives (Note 16)	—	16	16
Payable to subsidiaries due to taxation on a consolidated basis	257	180	437

Total	37,583	12,982	50,565

December 31, 2012

Millions of euros	Non-current	Current	Total
Loans	35,757	13,779	49,536
Trade payables to Group companies and associates	56	132	188
Derivatives (Note 16)	—	20	20
Payable to subsidiaries due to taxation on a consolidated basis	256	250	506

Total	36,069	14,181	50,250

Telefónica, S.A.    46

2013 Financial Statements

The maturity of these loans at the 2013 and 2012 year ends is as follows:

December 31, 2013

Company (Millions of euros)	2014	2015	2016	2017	2018	2018 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	4,987	2,966	5,971	3,999	3,576	14,431	35,930
Telefónica Europe, B.V.	1,095	797	—	160	1,116	3,707	6,875
Telfisa Global, B.V.	3,455	—	—	—	—	—	3,455
Telefónica Finanzas, S.A.U.	3,085	475	75	—	—	—	3,635

Total	12,622	4,238	6,046	4,159	4,692	18,138	49,895

December 31, 2012

Company (Millions of euros)	2013	2014	2015	2016	2017	2017 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	4,263	4,357	3,458	6,296	4,036	14,267	36,677
Telefónica Europe, B.V.	2,470	—	795	—	156	1,842	5,263
Telfisa Global, B.V.	1,822	—	—	—	—	—	1,822
Telefónica Finanzas, S.A.U.	5,224	—	475	75	—	—	5,774
Others	—	—	—	—	—	—	—

Total	13,779	4,357	4,728	6,371	4,192	16,109	49,536

Financing raised by Telefónica, S.A. through its subsidiary Telefónica Europe, B.V. at December 31, 2013 was 6,875 million euros (5,263 million euros at the 2012 year end). This financing entails a number of loans paying market interest rates calculated on a Euribor plus spread basis, with an average interest rate in 2013 of 3.90% (3.52% in 2012), bonds amounting 1,406 million euros (2,947 million euros in 2012), undated deeply subordinated securities amounting 2,466 million euros and commercial paper amounting 919 million euros (768 million euros in 2012).

The main source of this financing was the funds obtained through the following transactions:

•	On September 18, 2013, Telefónica Europe, B.V. issued undated deeply subordinated reset rate guaranteed securities, with the subordinated guarantee of Telefónica, S.A., one of them for an aggregate nominal amount of 1,125 million euros subject to a call option exercisable by the Issuer from the fifth anniversary of the issuance date and the other for an aggregate nominal amount of 625 million euros subject to a call option exercisable by the Issuer from the eighth anniversary of the issuance date. The main terms and conditions of the loan granted to Telefónica, S.A., with the proceeds received from each of the issuances are as follows:

The issuance price was established at 100% of the face value of the loan, in an amount of 1,750 million euros, with long term maturity. For the purpose of calculation on interest rate, this loan is divided into two tranches. The first tranche, related with the amortizing securities nominal amount from the fifth anniversary of the issuance date (1,125 million euros), will accrue interest at an annual rate of 6.532% as from the issuance date (inclusive) up to September 18, 2018. From September 18, 2018 (inclusive), the loan will accrue a fixed interest rate equal to the applicable 5 year swap rate plus a margin of: (i) 5.07% per year as from September 18, 2018 up to September 18, 2023 (not inclusive); (ii) 5.320% per year as from September 18, 2023 up to September 18, 2038 (not inclusive); and (iii) 6.070% per year as from September 18, 2038 (inclusive).

The second tranche, related with to the amortizing securities nominal amount from the eighth anniversary of the issuance date (625 million euros), will accrue interest at an annual rate of 7.657% as from the issuance date (inclusive) up to September 18, 2021. From September 18, 2021 (inclusive), the loan will accrue a fixed interest rate equal to the applicable 8 year swap rate plus a margin of: (i) 5.618% per year as from September 18, 2021 up to September 18, 2023 (not inclusive); (ii) 5.868% per year as from September 18, 2023 up to September 18, 2041 (not inclusive); and (iii) 6.618% per year as from September 18, 2041 (inclusive).

Telefónica, S.A.    47

2013 Financial Statements

•	On November 26, 2013, Telefónica Europe, B.V. issued undated deeply subordinated reset rate guaranteed securities, with the subordinated guarantee of Telefónica, S.A., for an aggregate nominal amount of pound sterling 600 million (approximately 720 million euros) and subject to a call option exercisable by the Issuer from the seventh anniversary of the issuance date. The main terms and conditions of the loan granted to Telefónica, S.A., with the proceeds received from each of this issuance is as follows:

The issuance price was established at 100% of the face value of the loan, in an amount of 600 million pounds sterling (approximately 720 million euros), with long-term maturity. This loan will accrue interest at an annual rate of 6.782% as from the issuance date (inclusive) up to November 26, 2020. From November 26, 2020 (inclusive), it will accrue a fixed rate of interest equal to the applicable 5 year swap rate resettable every five years plus a margin of: (i) 4.490% per year as from November 26, 2020 up to November 26, 2025 (not inclusive); (ii) 4.740% per year as from November 26, 2025 up to November 26, 2040 (not inclusive); and (iii) 5.490% per year as from November 26, 2040 (inclusive).

•	On December 13, 2013, the Tranche E of the syndicated loan facility arranged by Telefónica Europe, B.V. on October 31, 2005 matured as scheduled. The outstanding balance upon maturity was 100 million pounds sterling (approximately 120 million euros). On the same date, there was a merge of the following syndicated loan facilities: i) Tranche E1 for 756 million euros available as from March 2, 2012 and maturing on March 2, 2017; and ii) Tranche E2 for 1,469 million pounds sterling (this syndicated loan facility was redenominated into euros on December 13, 2013) available as from December 13, 2013 and maturing on March 2, 2017. As a result of this, there was a new tranche E2 for 2,523 million euros. At December 31, 2013 the outstanding balance of this new tranche was 120 million euros.

•	During 2013, Telefónica Europe, B.V. drew down an aggregate principal amount of 844 million US dollars (approximately 612 million euros) of the financing agreement with suppliers signed on August 28, 2012 for 1,200 million US dollars maturing in 2023.

Financing raised by Telefónica, S.A. through Telefónica Emisiones, S.A.U. at December 31, 2013 was 35,930 million euros (36,677 million euros in 2012). This financing is arranged as loans from these companies on the same terms as those of the issuance programs. The average interest rate in 2013 was 5.09% (5.16% in 2012). The financing arranged includes, as a related cost, the fees or premiums taken to the income statement for the period corresponding to the financing based on the corresponding effective interest rates. Telefónica Emisiones, S.A.U. raised financing in 2013 mainly by tapping the European and US capital markets, issuing the following bonds totaling 4,883 million euros (5,148 million euros in 2012):

Description	Issue date	Maturity date	Amount (nominal)	Currency of issue	Coupon
EMTN bonds	01/22/13	01/23/23	1,500,000,000	EUR	3.987%
	03/27/13	03/26/21	1,000,000,000	EUR	3.961%
	05/29/13	05/29/19	750,000,000	EUR	2.736%
	10/23/13	10/23/20	225,000,000	CHF	2.595%
SHELF bond	04/29/13	04/27/18	1,250,000,000	USD	3.192%
	04/29/13	04/27/23	750,000,000	USD	4.570%

Part of the amount owed by Telefónica, S.A. to Telefónica Emisiones, S.A.U. and to Telefónica Europe, B.V. includes restatements to amortized cost at December 31, 2013 and 2012 as a result of fair value interest rate and exchange rate hedges.

Meanwhile, at December 31, 2013, Telefónica, S.A. had raised financing from Telefónica Finanzas, S.A.U., in charge of the integrated cash management of the companies comprising the Telefónica Group in Spain, amounting to 3,635 million euros (5,774 million euros at December 31, 2012) in a series of loans bearing interest at market rates.

Telfisa Global, B.V. centralizes and handles cash management and flows for the Telefónica Group in Latin America, the United States and Europe. The balance payable to this subsidiary is formalized through several Deposit Agreements accruing interest at market rates and amounting to 3,455 million euros in 2013 and 1,822 million euros in 2012.

Loans to Group companies under current assets include accrued interest receivable at December 31, 2013 of 1,281 million euros (878 million euros in 2012).

Telefónica, S.A.    48

2013 Financial Statements

15.2 The balance of “Payable to subsidiaries due to taxation on a consolidated basis” was 437 million euros and 506 million euros at December 31, 2013 and 2012, respectively. This basically includes payables to Group companies for their contribution of taxable income (tax losses) to the tax group headed by Telefónica, S.A. (see Note 17). The current- or non-current classification is based on the Company’s projection of maturities.

The main amounts are those relating to Telefónica Internacional, S.A.U. for 104 million euros (322 million euros in 2012), Telefónica Móviles España, S.A.U. for 116 million euros (123 million euros in 2012) and Latin American Cellular Holdings, S.L for 154 million euros. This company has been aggregated to the Tax Group in 2013 and therefore had not amounts in 2012.

Telefónica, S.A.    49

2013 Financial Statements

Note 16. Derivate financial instruments and risk management policies

a) Derivative financial instruments

During 2013, the Group continued to use derivatives to limit interest and exchange rate risk on otherwise unhedged positions, and to adapt its debt structure to market conditions.

At December 31, 2013, the total outstanding balance of derivatives transactions was 139,000 million euros (121,514 million euros in 2012), of which 109,390 million euros related to interest rate risk and 29,610 million euros to foreign currency risk. In 2012, 96,532 million euros related to interest rate risk and 24,982 million euros to foreign currency risk.

It should be noted that at December 31, 2013, Telefónica, S.A. had transactions with financial institutions to hedge exchange rate risk for other Telefónica Group companies amounting to 1,429 million euros (507 million euros in 2012). At year-end 2013 and 2012, the Company had no transactions to hedge interest rate risk for other Group companies. These external trades are matched by intra-group hedges with identical terms and maturities between Telefónica, S.A. and Group companies, and therefore involve no risk for the Company. External derivatives not backed by identical intragroup transactions consist of hedges on net investment and future acquisitions that, by their nature, cannot be transferred to Group companies and/or transactions to hedge financing raised by Telefónica, S.A. as parent company of the Telefónica Group, which are transferred to Group subsidiaries in the form of financing rather than via derivative transactions.

Telefónica, S.A.    50

2013 Financial Statements

The breakdown of Telefónica, S.A.’s interest rate and exchange rate derivatives at December 31, 2013, their notional amounts at year end and the expected maturity schedule is as follows:

2013
Millions of euros		Telefónica receives		Telefónica pays
Type of risk	Value in Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	81,956
Fixed to fixed	95	95	EUR	95	EUR
Fixed to floating	37,829	37,862	EUR	37,829	EUR
Floating to fixed	43,982	43,982	EUR	43,982	EUR
Floating to floating	50	50	EUR	50	EUR
Foreign currency interest rate swaps	25,254
Fixed to floating
GBPGBP	4,966	4,140	GBP	4,140	GBP
JPYJPY	117	17,000	JPY	17,000	JPY
USDUSD	15,362	21,186	USD	21,186	USD
CHFCHF	509	625	CHF	625	CHF
CZKCZK	46	1,250	CZK	1,250	CZK
Floating to fixed
GBPGBP	2,629	2,192	GBP	2,192	GBP
USDUSD	1,579	2,177	USD	2,177	USD
CZKCZK	46	1,250	CZK	1,250	CZK
Exchange rate swaps	14,941
Fixed to fixed
EURBRL	278	354	EUR	896	BRL
EURCLP	53	50	EUR	37,800	CLP
EURCZK	570	631	EUR	15,641	CZK
Fixed to floating
JPYEUR	95	15,000	JPY	95	EUR
Floating to floating
EURCZK	150	162	EUR	4,114	CZK
EURGBP	485	588	EUR	405	GBP
GBPEUR	829	700	GBP	829	EUR
JPYEUR	167	17,000	JPY	167	EUR
USDEUR	11,799	15,738	USD	11,799	EUR
CHFEUR	515	625	CHF	515	EUR
Forwards	12,319
CLPEUR	54	40,200	CLP	54	EUR
BRLEUR	5	19	BRL	5	EUR
EURBRL	149	147	EUR	481	BRL
EURCZK	952	952	EUR	26,100	CZK
EURGBP	3,520	3,493	EUR	2,935	GBP
EURMXN	173	174	EUR	3,119	MXN
EURUSD	2,175	2,214	EUR	2,999	USD
GBPEUR	3,640	3,068	GBP	3,640	EUR
GBPUSD	45	38	GBP	61	USD
EURCLP	5	5	EUR	3,332	CLP
USDBRL	13	18	USD	43	BRL
USDCLP	4	5	USD	2,643	CLP
USDCOP	1	1	USD	2,896	COP
USDEUR	1,565	2,113	USD	1,565	EUR
USDGBP	15	20	USD	12	GBP
USDPEN	1	2	USD	5	PEN
EURPEN	1	1	EUR	5	PEN
EURCOP	1	1	EUR	2,260	COP

Subtotal	134,470

Telefónica, S.A.    51

2013 Financial Statements

Millions of euros
Notional amounts of structured products with options	Value in euros	Notional	Currency
Interest rate options Caps & Floors	2,180
Caps&Floors	2,180	2,180	EUR
USD	30	42	USD
EUR	1,250	1,250	EUR
GBP	900	544	GBP
Currency options	2,350
EURUSD	797	797	EUR
USDEUR	1,553	3,422	USD

Subtotal	4,530

TOTAL	139,000

The breakdown by average maturity is as follows:

Millions of euros
Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
With underlying instrument
Promissory notes	540	281	—	59	200
Loans	19,935	696	4,983	6,367	7,889
in national currency	10,100	—	3,200	3,050	3,850
in foreign currencies	9,835	696	1,783	3,317	4,039
Debentures and bonds MtM	78,758	4,058	22,830	17,409	34,461
in national currency	35,629	2,605	6,638	12,139	14,247
in foreign currencies	43,129	1,453	16,192	5,270	20,214
Other underlying*	39,767	19,555	4,410	8,597	7,205
Swaps	1,050	375	628	47	—
Currency options	3,360	1,010	78	2,272	—
Forward	10,674	10,674	—	—	—
IRS	24,683	7,496	3,704	6,278	7,205

Total	139,000	24,590	32,223	32,432	49,755

(*)	Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries, and provisions for restructuring plans.

Telefónica, S.A.    52

2013 Financial Statements

The breakdown of Telefónica, S.A.’s derivatives in 2012, their notional amounts at year end and the expected maturity schedule is as follows:

2012

Millions of euros Type of risk		Telefónica receives		Telefónica pays
	Value in Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	72,164
Fixed to fixed	55	55	EUR	55	EUR
Fixed to floating	24,380	24,380	EUR	24,380	EUR
Floating to fixed	47,679	47,679	EUR	47,679	EUR
Floating to floating	50	50	EUR	50	EUR
Foreign currency interest rate swaps	22,157
Fixed to floating
CHFCHF	331	400	CHF	400	CHF
CZKCZK	50	1,250	CZK	1,250	CZK
GBPGBP	3,498	2,855	GBP	2,855	GBP
JPYJPY	150	17,000	JPY	17,000	JPY
USDUSD	14,364	18,951	USD	18,951	USD
Floating to fixed
CZKCZK	50	1,250	CZK	1,250	CZK
GBPGBP	1,445	1,180	GBP	1,180	GBP
USDUSD	2,269	2,994	USD	2,994	USD
Exchange rate swaps	13,719
Fixed to fixed
EURBRL	203	222	EUR	546	BRL
EURCLP	60	50	EUR	37,800	CLP
EURCZK	622	631	EUR	15,641	CZK
Fixed to floating
USDEUR	95	132	USD	95	EUR
Floating to floating
CHFEUR	332	400	CHF	332	EUR
EURCZK	327	322	EUR	8,228	CZK
EURGBP	496	588	EUR	405	GBP
GBPEUR	829	700	GBP	829	EUR
JPYEUR	167	17,000	JPY	167	EUR
USDEUR	10,588	14,196	USD	10,588	EUR
Forwards	7,399
ARSUSD	14	110	ARS	19	USD
CLPEUR	64	40,428	CLP	64	EUR
CZKEUR	115	2,906	CZK	115	EUR
EURBRL	18	18	EUR	49	BRL
EURCOP	1	1	EUR	3,100	COP
EURCZK	541	550	EUR	13,612	CZK
EURGBP	1,345	1,356	EUR	1,098	GBP
EURPEN	—	—	EUR	1	PEN
EURMXN	80	81	EUR	1,361	MXN
EURUSD	2,092	2,137	EUR	2,760	USD
GBPEUR	1,904	1,539	GBP	1,904	EUR
GBPUSD	45	36	GBP	59	USD

USDARS	17	19	USD	110	ARS
USDBRL	27	34	USD	71	BRL
USDCLP	5	6	USD	2,964	CLP
USDCOP	1	2	USD	2,796	COP
USDEUR	1,101	1,443	USD	1,101	EUR
USDGBP	28	37	USD	23	GBP
USDPEN	1	1	USD	2	PEN
Spot	111
CZKEUR	106	2,672	CZK	106	EUR
EURGBP	5	5	EUR	3	GBP

Subtotal	115,550

Telefónica, S.A.    53

2013 Financial Statements

Millions of euros Notional amounts of structured products with options	Value in Euros	Notional	Currency
Interest rate options Caps & Floors	2,211
Caps&Floors	2,211	2,211	EUR
USD	42	54	USD
EUR	1,250	1,250	EUR
GBP	919	750	GBP
Currency options	3,753
GBP/EUR	640	522	GBP
USD/EUR	3,113	4,107	USD

Subtotal	5,964

TOTAL	121,514

The breakdown by average maturity is as follows:

Millions of euros Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
With underlying instrument
Promissory notes	540	—	280	60	200
Loans	18,005	2,592	3,555	1,480	10,378
in national currency	13,170	1,900	2,750	850	7,670
in foreign currencies	4,835	692	805	630	2,708
Debentures and bonds MtM	73,604	11,474	12,171	21,736	28,223
in national currency	29,475	6,315	6,701	7,839	8,620
in foreign currencies	44,129	5,159	5,470	13,897	19,603
Without underlying*	29,365	16,617	4,472	5,054	3,222
Swaps	1,212	164	457	591	—
Currency options	3,754	2,035	161	1,438	120
Forward	7,772	7,772	—	—	—
IRS	16,627	6,646	3,854	3,025	3,102

Total	121,514	30,683	20,478	28,330	42,023

(*)	Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries, and provisions for restructuring plans.

The debentures and bonds hedged relate to both those issued by Telefónica, S.A. and intragroup loans on the same terms as the issues of Telefónica Europe, B.V. and Telefónica Emisiones, S.A.U.

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2013 Financial Statements

The fair value of Telefónica, S.A.’s derivatives portfolio with external counterparties at December 31, 2013 was equivalent to a net liability of 66 million euros (net asset of 1,073 million euros in 2012).

b) Risk management policy

Telefónica, S.A. is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting Telefónica are as follows:

Exchange rate risk

Foreign currency risk primarily arises in connection with: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom and the Czech Republic), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.

Interest rate risk

Interest rate risk arises primarily in connection with changes in interest rates affecting (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of non-current liabilities at fixed interest rates.

Share price risk

Share price risk arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from equity derivatives.

Other risks

Telefónica, S.A. is also exposed to liquidity risk if a mismatch arises between its financing needs (operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (revenues, divestments, credit lines from financial institutions and capital market operations). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

Finally, Telefónica is exposed to country risk (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where Telefónica, S.A. operates, especially in Latin America.

Risk management

Telefónica, S.A. actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to stabilizing cash flows, the income statement and investments. In this way, Telefónica attempts to protect its solvency, facilitate financial planning and take advantage of investment opportunities.

Telefónica manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by them. Telefónica believes that these parameters are more appropriate to understanding its debt position. Net debt and net financial debt take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by Telefónica should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of liquidity.

Exchange rate risk

The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies and/or synthetic debt in such currencies. The degree of exchange rate hedging employed varies depending on the type of investment.

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2013 Financial Statements

Telefónica aims to protect itself against declines in Latin American currencies relative to the euro affecting our asset values through, so it occasionally takes out dollar-denominated debt, incurred either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent.

At December 31, 2013, pound sterling-denominated net debt was approximately 2.31 times the value of our 2013 operating income before depreciation and amortization (OIBDA) from the Telefónica Europe business unit in the United Kingdom. Telefónica’s aim is to maintain a similar proportion of pound sterling-denominated net debt to OIBDA as the Telefónica net debt to OIBDA ratio, on a consolidated basis, in order to help them to reduce its sensitivity to changes in the pound sterling to euro exchange rate. Debt denominated in pound sterling as of December 31, 2013 amounts to 3,342 million euros, higher than 2,629 million as of December 31, 2012.

Until the agreement for the sale of Telefónica Czech Republic, a.s., the risk-management objective to protect the investment in the Czech Republic was similar to that described for the investment in the UK, where the amount of Czech crown-denominated debt is proportional to the OIBDA of the “Telefónica Europe” business unit in the Czech Republic. Czech crown-denominated net debt at December 31, 2013 was 2.65 times OIBDA in Czech crown (2.1 times in 2012) on a consolidated basis and 3.85 times (2.97 times in 2012) on a proportional basis. This ratio is substantially higher than the objective of 2 times OIBDA because once the sale of the company was decided and agreed (as described in Note 8), the objective was changed in order to reflect the new situation ot this asset in the Group portfolio. Accordingly the price in CZK of this sale was totally hedged.

Exchange rate risk is managed by seeking to minimize the negative impact of any remaining exchange rate exposure on the income statement, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

As Telefónica’s direct exposure is counterbalanced by the positions held in subsidiaries, the Company analyses its foreign currency risk exposure at the Group level. To illustrate the sensitivity of exchange gains or losses to variability in exchange rates, assuming the exchange rate position affecting the income statement at the end of 2013 were constant during 2014 and Latin American currencies depreciated against the dollar and the rest of the currencies against the euro by 10%, Telefónica estimates that consolidated exchange losses recorded for 2014 would be a negative 42 million euros. For Telefónica, S.A., assuming only financing arranged with external counterparties, the same change would lead to a decrease in finance costs of 78 million euros. Nonetheless, Telefónica manages its exposure on a dynamic basis to mitigate their impact.

Interest rate risk

The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2013, the rates applied to the largest amount of short-term debt were mainly based on the Euribor, the Czech crown Pribor, the Brazilian SELIC, the dollar Libor and the Colombian UVR. Telefónica manages its interest rate risk by entering into derivative financial instruments, primarily swaps and interest rate options.

Telefónica analyzes its exposure to changes in interest rates at the Telefónica Group level. The table illustrates the sensitivity of finance costs and the balance sheet to variability in interest rates at Group and Telefónica, S.A. level.

To calculate the sensitivity of the income statement, a 100 basis point rise in interest rates in all currencies in which there are financial positions at December 31, 2013 has been assumed, as well as a 100 basis point decrease in all currencies (EUR, GBP, USD, etc.) in order to avoid negative rates. The constant position equivalent to that prevailing at the end of 2012 has also been assumed.

To calculate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms in which there are financial positions at December 31, 2013 was assumed, as well as a 100 basis point decrease in all currencies and terms (except those below 1% in order to avoid negative rates). Cash flow hedge positions were also considered as they are the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.

Telefónica, S.A.    56

2013 Financial Statements

In both cases, only transactions with external counterparties have been considered.

	Impacto en Resultado Consolidado (*)	Impacto PyG Telefónica, S.A. (*)	Impacto en Patrimonio Consolidado	Impacto en Patrimonio Telefónica, S.A.
+100bp	(118)	(45)	741	741
-100bp	55	29	(632)	(632)

(*)	Impact on results of 100 bp change in all currencies, except the pound sterling, the dollar, the euro and the czech crown.

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.

According to the Telefónica, S.A. share option plan, Performance & Investment Plan (PIP) (see Note 19) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future, in accordance with relative total shareholders’ return, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders as a result of the higher number of shares delivered under such plan outstanding.

To reduce the risk associated with variations in share price under these plans, Telefónica has acquired instruments that replicate the risk profile of some of these plans as explained in Note 19.

The second Global Employee Share Plan was launched in 2012 as approved in the 2011 Ordinary General Shareholders’ Meeting (see details of the plan in Note 19).

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at year end to cover shares deliverable under the PIP or Global Employee Share Plan. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

Liquidity risk

The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.	The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.	The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (although drawing upon firm credit lines arranged with banks), assuming budget projections are met.

Telefónica, S.A.    57

2013 Financial Statements

Country risk

The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

•	Partly matching assets to liabilities (those not guaranteed by the parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and,

•	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Credit risk

As a general rule, the Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A”. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, since Lehman went bankrupt, the credit ratings of rating agencies have proved to be less effective as a credit risk management tool. Therefore, the 5-year CDS (Credit Default Swap) of credit institutions has been added. This way, the CDS of all the counterparties with which Telefónica S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

For other subsidiaries, particularly those in Latin America, given the stable sovereign rating provides a ceiling and is below A, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: (i) the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); (ii) the maximum tenor of the investment, set at 180 days; and (iii) the instruments in which the surpluses may be invested (money-market instruments).

The Telefónica Group considers credit risk management as a key element to achieve its business and customer base sustainable growth targets in a manner that is consistent with Telefónica Corporate Risk Management Policy.

This management approach relies on the continuous monitoring of the risk assumed and the resources necessary to optimize the risk-reward balance to grant the adequate separation between the risk ownership areas and risk management areas. Customer-financing products and those debtors that could cause a material impact on the Group’s financial statements are subject to specific management practices to mitigate exposure to credit risk, according to the segment and risk profile of the customer.

Uniform policies, procedures, delegation of authority and management practices are established in all Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. This commercial credit risk management model is embedded into the Group’s decision-making processes, both from a strategic and, especially, day-to-day operating perspective, where credit risk assessment guides the available products and services for the different customer profiles.

Telefónica’s maximum exposure to credit risk is initially represented by the carrying amounts of the assets (see Notes 8 and 9) and the guarantees given by Telefónica.

Telefónica, S.A. provides operating guarantees granted by external counterparties, which are offered during its normal commercial activity. At December 31, 2013, these guarantees amounted to approximately 114 million euros.

Capital management

Telefónica’s corporate finance department, which is in charge of Telefónica’s capital management, takes into consideration several factors when determining Telefónica’s capital structure, with the aim of ensuring sustainability of the business and maximizing the value to shareholders.

Telefónica, S.A.    58

2013 Financial Statements

Telefónica monitors its cost of capital with a goal of optimizing its capital structure. In order to do this, Telefónica monitors the financial markets and updates to standard industry approaches for calculating weighted average cost of capital, or WACC. Telefónica also uses a net financial debt ratio below 2.35x OIBDA in the medium term (excluding items of a non-recurring or exceptional nature), enabling to obtain and maintain the desired credit rating over the medium term, and with which the Telefónica Group can match the potential cash flow generation with the alternative uses that could arise at all times.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation, when determining the Telefónica Group’s financial structure.

Telefónica’s derivatives policy emphasizes the following points:

•	Derivatives based on a clearly identified underlying.

•	Matching of the underlying to one side of the derivative.

•	Matching the company contracting the derivative and the company that owns the underlying.

•	Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.

•	Sale of options only when there is an underlying exposure.

Hedge accounting

Hedges can be of three types:

•	Fair value hedges

•	Cash flow hedges, which can be set at any value of the risk to be hedged (primarily interest rate and foreign currency) or for a defined range through options.

•	Hedges of net investment in a foreign operation.

Hedges can comprise a combination of different derivatives. There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting right through to maturity. Hedging relationships may change to allow appropriate management that serves our stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting our share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, we analyze the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model for both forward- and backward-looking analysis.

Risk management guidelines are issued by the Corporate Finance Department. This department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks.

In 2013 the Company recognized a loss of 0.15 million euros for the ineffective part of cash flow hedges (0.25 million euros in 2012).

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2013 Financial Statements

The breakdown of the Company’s derivatives with counterparties not belonging to the Telefónica Group at December 31, 2013 and 2012 by type of hedge, their fair value at year end and the expected maturity schedule is as follows:

2013

Millions of euros	Fair value (**)	Notional amount maturities (*)
Derivatives		2013	2014	2015	Subsequent years	Total
Interest rate hedges	438	(3,460)	2,155	1,053	(1,590)	(1,842)
Cash flow hedges	752	(3,230)	2,150	—	8,420	7,340
Fair value hedges	(314)	(230)	5	1,053	(10,010)	(9,182)
Exchange rate hedges	361	70	1,564	3,157	4,726	9,517
Cash flow hedges	361	70	1,564	3,157	4,726	9,517
Interest and exchange rate hedges	(22)	(405)	(221)	549	2,812	2,735
Cash flow hedges	(22)	(405)	(221)	549	2,812	2,735
Hedge of net investment	(111)	(273)	—	(588)	—	(861)
Derivatives not designated as hedges	(600)	374	(225)	(1,273)	(1,989)	(3,113)
Interest rate	(356)	2,354	(141)	(710)	(1,941)	(438)
Exchange rate	(244)	(1,980)	(84)	(563)	(48)	(2,675)

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**)	Positive amounts indicate payables.

2012

Millions of euros	Fair value (**)	Notional amount maturities (*)
Derivatives		2012	2013	2014	Subsequent years	Total
Interest rate hedges	341	(932)	(836)	2,555	3,601	4,388
Cash flow hedges	1,389	(936)	(350)	2,550	7,730	8,994
Fair value hedges	(1,048)	4	(486)	5	(4,129)	(4,606)
Exchange rate hedges	(487)	1,456	(153)	1,564	6,364	9,231
Cash flow hedges	(487)	1,456	(153)	1,564	6,364	9,231
Interest and exchange rate hedges	(251)	(69)	72	72	2,437	2,512
Cash flow hedges	(251)	(69)	72	72	2,437	2,512
Hedge of net investment	(115)	(822)	(230)	(162)	(989)	(2,203)
Derivatives not designated as hedges	(561)	10,588	(63)	(467)	(1,628)	8,430
Interest rate	(389)	8,612	(13)	(545)	(2,133)	5,921
Exchange rate	(172)	1,976	(50)	78	505	2,509

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**)	Positive amounts indicate payables.

Telefónica, S.A.    60

2013 Financial Statements

Note 17. Income tax

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns with certain Group companies. The consolidated tax group in 2013 comprised 51 companies; with respect to the previous year, Latin American Cellular Holding, S.L. was included and Telefónica Cable, S.A and Telefónica Soluciones Sectoriales, S.A. ceased forming part of the Tax Group, as a result of the merger with Telefónica de España S.A.U. in 2013.

Tax balances are as follows:

Millions of euros	2013	2012
Tax receivables:	4,985	5,705
Deferred tax assets:	4,325	5,095
Deferred income tax (income)	3,115	3,634
Long-term tax loss carryforwards	1,203	1,170
Deductions	7	291
Current tax receivables (Note 10):	660	610
Withholdings	21	1
Corporate income tax payable	617	584
VAT and Canary Islands general indirect tax refundable	22	25
Tax payable:	304	618
Deferred tax liabilities:	262	499
Current payables to public administrations (Note 18):	42	119
Personnel income tax withholdings	4	3
Corporate income tax payable	13	89
Withholding on investment income, VAT and other	24	26
Social security	1	1

The tax group had unused tax loss carryforwards at December 31, 2013 amounting to 9,785 million euros. These losses must be applied within 18 years, according to the following estimated schedule.

2012/12/31	Total	Less than 1 year	More than 1 year
Tax loss carryforwards	9,785	342	9,443

Following completion in 2012 of the inspection by the tax authorities (see Note 17.3), and considering the rulings on the tax assessments signed in disagreement by the Company, the Company restated its tax credits based on the business plans of the companies in the tax group and the best estimate of taxable income, over a period of time that is in line with the situation. Consequently, tax credits of 458 million euros at year-end 2012 were recognized.

In 2013, tax credits of the Tax Group have been analyzed with the same criteria used in the previous year. As a consequence of this review, a 190 million euros negative income tax has been registered.

Total tax credits based on the taxable income recognized in the balance sheet at December 2013 therefore amount to 1.203 million euros (1,170 million euros in 2012).

As of December 2013, non-registered taxable income amounts to 5,775 million euros.

During 2013, Telefónica, S.A., as head of the Telefónica tax group, made payments on account of 2013 income tax amounting to 436 million euros (247 million euros in 2012).

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2013 Financial Statements

17.1 Movement in deferred tax assets and liabilities

The balances and movements in “Deferred tax assets” and “Deferred tax liabilities” for Telefónica, S.A. at December 31, 2013 and 2012 are as follows:

2013

Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	1,170	3,634	291	5,095	499
Arising in the year	190	744	9	943	41
Reversal	—	(1,215)	—	(1,215)	(268)
Transfers to the tax group’s net position	(157)	(48)	(293)	(498)	(29)
Other movements	—	—	—	—	19
Closing balance	1,203	3,115	7	4,325	262

2012

Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	723	1,765	117	2,605	474
Arising in the year	458	1,936	2	2,396	166
Reversal	(11)	(34)	—	(45)	(156)
Transfers to the tax group’s net position	—	(33)	172	139	—
Other movements	—	—	—	—	15
Closing balance	1,170	3,634	291	5,095	499

The main items for which Telefónica, S.A. recognizes temporary differences in assets and liabilities are the effects of impairment losses on some of its assets, principally investments in subsidiaries (see Note 8).

Law 16/2013 of October 29, 2013, modifies the tax treatment of impairment losses on investments, which are no longer deductible as from January 1, 2013 and it includes new conditions which must be taken into account in order to calculate the tax value of investments. The reversal movements of the charts above are according to these considerations.

Deferred tax assets include the amount the Company expects to regain in a period shorter than estipulated in the tax regulation.

Deferred tax liabilities include 47 million euros corresponding to the tax amortization of goodwill generated on acquiring stakes in the Brazilian subsidiaries of Brasilcel, N.V. No impact has been recognized in profit and loss, pending the final decisions on the court and administrative proceedings relating to this matter, which at year-end remained open.

In accordance with article 12.3 of the revised Spanish Income Tax Law (“TRLIS”), revoked by Law 16/2013 of October 29, as well as with transitional provision 29 of that law, a negative adjustment of 790 million euros was provisionally included in the Company’s taxable income declared at 2012 year end, in connection with the decline in value of investees. At December 31, 2012, inclusion of 3,861 million euros was pending for reversal of the adjustment in future periods.

In 2012, the negative variation in equity of investees for which a provision was made amounts to 589 million euros, primarily in respect of the Brazilian and Mexican companies.

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2013 Financial Statements

17.2 Reconciliation of accounting profit to taxable income and income tax expense to income tax payable.

The calculation of the income tax expense and income tax payable for 2013 and 2012 is as follows.

Millions of euros	2013	2012
Accounting profit before tax	33	(2,205)
Permanent differences	(4,787)	(5,017)
Temporary differences:	3,243	4,619
Arising in the year	2,690	4,782
Arising in prior years	553	(163)
Tax result	(1,511)	(2,603)
Gross tax payable	(454)	(781)
Tax credits capitalized	(9)	(2)
Corporate income tax refundable	(462)	(783)
Temporary differences for tax valuation	(973)	(1,386)
Other effects	778	(714)
Corporate income tax accrued in Spain	(657)	(2,883)
Foreign taxes	27	48
Income tax	(631)	(2,836)
Current income tax	(429)	(851)
Deferred income tax	(202)	(1,985)

The permanent differences relate mainly to changes in investment in Group Companies write-down provisions recorded by the Tax Group companies included in the consolidated corporate income tax return, dividends received and investment write downs with no deferred asset registered.

In addition, they include as a permanent difference the decrease in income tax expense derived from the tax amortization of financial goodwill for foreign shareholding acquisitions made before December 21, 2007. In 2013, this adjustment came to 28 million euros. This impact has been lessened as a result of the entry into force of Law 9/2011 of August 19, 2011 and Law 16/2013 of October 29, 2013, which reduced the deductible portion of goodwill amortization under article 12.5 TRLIS (Corporate Income Tax Act) from 5% to 1% for 2011, 2012, 2013, 2014 and 2015. The effect is temporary: the 4% not amortized over those five years (20% in total) will be recovered by extending the deduction period from the original 20 years to 25 years.

Temporary differences mainly refer to adjustment made to Tax result due to accruals or reversals of non-deductible investment write downs.

In 2013 and 2012, the Company capitalized 9 million euros and 2 million euros, respectively, of deductions. The cumulative amount at year end principally reflects tax deductions for export activities and donations to non-profit organizations (approximately 7 million euros). In 2013, 324 million euros deductions were offset during the year as the final declaration of 2013 (See Note 17.1.).

The caption “other effects” includes mainly the effects related to the above mentioned Law 16/2013 of October 29, 2013 and the register of tax credits.

17.3 Tax inspections and tax-related lawsuits

On December 12, 2012, the National Court of Justice issued a ruling on the tax inspection for 2001 to 2004, accepting the tax losses incurred by the Group in relation to the transfer of certain interests in TeleSudeste, Telefónica Móviles México and Lycos as tax deductible. The other allegations were rejected, and the Company has filed an appeal with the Supreme Court on December 28.

Also in 2012, the tax inspections for all taxes for the years 2005 to 2007 were completed, with the Company signing consent forms for an income tax payment of 135 million euros and non-consent forms for the items which the Company contests. The tax assessment for which a non-consent form was signed did not require payment of any tax because it only proposed a reduction in unused tax loss carryforwards. An appeal was filed with the Large Taxpayers Central Office of the Spanish State Tax Agency requesting this tax assessment to be reversed, although no decision on the appeal has been issued to date.

At 2013 year end, it is not expected that the final outcome of these assessments and lawsuits, in progress or pending will require any additional significant liabilities to be recognized in Telefónica, S.A.’s financial statements.

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2013 Financial Statements

In July 2013, new inspections of various companies in the 24/90 tax group, of which Telefónica, S.A. is the parent, were initiated. The taxes and periods subject to review are corporate income tax for the years 2008 to 2011, VAT, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and non-resident income tax for the second half of 2009 and the years 2010 and 2011. It is not expected that these inspections in progress will result in the need of recognizing any additional significant liabilities in Telefónica’s financial statements.

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2013 Financial Statements

Note 18. Trade and other payables

The breakdown of “Trade and other payables” is as follows:

Million of euros	2013	2012
Suppliers	131	162
Other payables	113	158
Current income tax liabilities (Note 17)	13	89
Other payables to public administrations (Note 17)	29	30

Total	286	439

Trade payables

In performance of Telefónica’s irrevocable undertaking of 2010 to give Fundación Telefónica a total of 280 million euros, in 2013 the Company made cash payments in the amount of 53 million euros (62 million in 2012).

Information on deferred payments to third parties. (Third additional provision, “Information requirement” of Law 15/2010 of 5 July).

Telefónica, S.A. has adapted its internal processes and payment schedules to the provisions of Law 15/2010, establishing measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2013 and 2012 included payment periods of up to 60 and 75 days, respectively, as laid down in said law.

For reasons of efficiency and in line with general practice in the business, the Company has set payment schedules, whereby payments are made on set days. Invoices falling due between two payment days are settled on the following payment date in the schedule. This is not deemed to be a deferred payment.

Information on contracts entered into after Law 15/2010 took effect that exceed the maximum period established in this law is shown in the table below.

Payments to Spanish suppliers in 2013 and 2012 surpassing the legal limit were due to circumstances or incidents beyond the payment policies, mainly the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

2013

Millions of euros	Amount	%
Payments made on time	298	98
Other	8	2

Total payments to commercial suppliers	306	100

Weighted average maturity exceeded (days)	17
Deferrals at year-end that exceed the limit	2

2012

Millions of euros	Amount	%
Payments made on time	332	95
Other	17	5

Total payments to commercial suppliers	349	100

Weighted average maturity exceeded (days)	32
Deferrals at year-end that exceed the limit	4

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2013 Financial Statements

At the date of authorization for issue of these financial statements, Telefónica had processed the outstanding payments, except in cases where an agreement with suppliers was being handled.

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2013 Financial Statements

Note 19. Revenue and expenses

19.1 Revenue

a) Rendering of services

Telefónica, S.A. has contracts for the right to use the Telefónica brand with Group companies which use the license. The amount each subsidiary must recognize as a cost for use of the license is stipulated in the contract as a percentage of income obtained by the licensor. In 2013 and 2012, “Rendering of services to Group companies and associates” included 609 million euros and 603 million euros, respectively, for this item.

Telefónica, S.A. has signed contracts to provide management support services to Telefónica de España, S.A.U, Telefónica Móviles España, S.A.U., Telefónica O2 Holding, Ltd. and Telefónica Internacional, S.A.U. Revenue received for this concept in 2013 and 2012 amounted to 16 million euros and 23 million euros, in each case, recognized under “Rendering of services to Group companies and associates”.

Revenues also include property rental income amounting to 52 and 50 million euros in 2013 and 2012, respectively, mainly from the lease of office space in Distrito Telefónica to several Telefónica Group companies (see Note 7).

b) Dividends from Group companies and associates

The detail of the main amounts recognized in 2013 and 2012 is as follows:

Millions of euros	2013	2012
Telefónica Internacional, S.A.U.	4,500	1,500
Telefónica de España, S.A.U.	1,600	221
Telefónica Europe, plc.	1,309	575
Telefónica Móviles España, S.A.U.	1,081	1,435
Telefónica Brasil, S.A. (previously Telecommunicaçoes de Sao Paulo)	495	307
Compañía Inversiones y Teleservicios, S.A.U.	440	10
Sao Paulo Telecommunicaçoes	160	44
Telefónica Czech Republic, a.s.	158	213
Telefónica Móviles Argentina, S.A. y Telefónica Móviles Argentina Holding, S.A.	89	140
Telefónica Gestión de Servicios Compartidos España, S.A.U.	55	—
Inversiones Telefónica Móviles Holding, Ltd. (Chile)	—	189
Ohter companies	191	218

Total	10,078	4,852

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2013 Financial Statements

c) Interest income on loans to Group companies and associates

This heading includes the return obtained on loans made to subsidiaries to carry out their business (see Note 8.5). The breakdown of the main amounts is as follows:

Millions of euros	2013	2012
Telefónica Móviles México, S.A. de C.V.	100	104
Telefónica de España, S.A.U.	—	34
Telefónica de Contenidos, S.A.U.	56	75
Other companies	79	62

Total	235	275

19.2 “Non-core and other current operating revenues – Group companies” relates to revenues on centralized services that Telefónica, S.A., as head of the Group, provides to its subsidiaries. Telefónica, S.A. bears the full cost of these services and then charges each individual subsidiary for the applicable portion.

19.3 Personnel expenses and employee benefits

The breakdown of “Personnel expenses” is as follows:

Millions of euros	2013	2013
Wages, salaries and other personnel expenses	135	130
Pension plans	(1)	(6)
Social security costs	20	17

Total	154	141

In 2013, “Wages, salaries and other personnel expenses” includes 11 million euros of compensation payable during the year (8 million euros in 2012).

Telefónica has reached an agreement with its staff to provide an Occupational Pension Plan pursuant to Legislative Royal Decree 1/2002, of November 29, approving the revised Pension Plans and Funds Law. The features of this plan are as follows:

•	Defined contribution of 4.51% of the participating employees’ base salary. The defined contributions of employees transferred to Telefónica from other Group companies with different defined contributions (e.g. 6.87% in the case of Telefónica de España, S.A.U.) will be maintained.

•	Mandatory contribution by participants of a minimum of 2.2% of their base salary.

•	Individual and financial capitalization systems.

This fund was outsourced to Telefónica subsidiary, Fonditel Entidad Gestora de Fondos de Pensiones, S.A., which has added the pension fund assets to its Fonditel B fund.

At December 31, 2013, 1,833 employees had signed up for the plan (1,709 employees in 2012). This figure includes both employees contributing and those who have ceased to contribute to the plan, as provided for in Royal Decree 304/2004 approving the regulations for Pension Plans and Funds. The cost for the Company amounted to 4 million euros in 2013 (3 million euros in 2012).

In 2006, a Pension Plan for Senior Executives, wholly funded by the Company, was created and complements the previous plan and involves additional defined contributions at a certain percentage of the executive’s fixed remuneration, based on professional category, plus some extraordinary contributions depending on the circumstances of each executive, payable in accordance with the terms of the plan.

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2013 Financial Statements

Telefónica, S.A. has recorded costs related to the contributions to this executive plan of 8 million euros in both 2013 and 2012.

In 2013 and 2012, some executives left this Pension Plan for Senior Executives, leading to the recovery of the cost of the contributions corresponding to these executives amounting to 12 million euros and 17 million euros, respectively.

No provision was made for this plan as it has been fully externalized.

The share-based payment plans are the following:

Telefónica, S.A. share plan: “Performance Share Plan” (PSP).

At the General Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica, S.A. and other Telefónica Group companies. Under this plan, selected participants who met the qualifying requirements were given a certain number of Telefónica, S.A. shares as a form of variable compensation. The term of the plan is six years and it is divided into five phases.

June 30, 2012 marked the maturity date of the fourth phase of the plan. This phase had a maximun of 6,356,597shares (of which 1,552,382 shares corresponded to Telefónica, S.A. executives) assigned on July 1st, 2009 with a fair value of 8.41 euros per share. As of maturity date, the requirements of the plan had not been fulfilled and therefore no shares were awarded.

For this same phase of the plan, Telefónica, S.A. acquired an instrument from a financial institution with the same features of the plan. The cost of the financial instrument was 36 million euros, equivalent to 8.41 euros per option. The instrument was cancelled with a charge to distributable reserves when this phase of the plan expired.

June 30, 2013 marked the maturity date of the fifth and last phase of the plan, and no shares have been awarded, pursuant to the general requirements of the plan. This phase had the following maximum number of shares assigned:

	Number of shares	Unit fair value	End date
5rd phase July 1, 2010	5,025,657	9.08	June 30, 2013

Of this amount, the maximum number of shares corresponding to Telefónica, S.A. managers and executives was 1,249,407.

The amount incurred in 2013 related to this concept has been 2 million euros (13 million euros in 2012) with a counterpart of Equity, net of tax effects.

Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan”

At the General Shareholders’ Meeting held on May 18, 2011, a new long-term share-based incentive plan called “Performance and Investment Plan” (the “Plan” or “PIP”) was approved for Telefónica Group directors and executive officers. This plan will take effect following completion of the Performance Share Plan.

Under this Plan, a certain number of shares of Telefónica, S.A. will be delivered to participants selected by the Company who have opted to take part in the scheme and meet the requirements and conditions stipulated to this end. The plan includes an additional condition regarding compliance by all or part of the Participants with a target investment and holding period of Telefónica, S.A. shares through each phase (“Co-Investment”).

The term of the plan is five years and it is divided into three phases.

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2013 Financial Statements

The three allocations of shares under this plan were made on July 1, 2011, July 1,2012 and July 1, 2013, respectively. The maximum number of shares assigned (including the amount of co-investment) under the plan for the three phases is as follows:

	No. of shares assigned	No. of shares assigned	Unit fair value	End date
		at 12/31/12
1st phase July 1, 2011	5,545,628	4,984,670	8.28	June 30, 2014
2nd phase July 1, 2012	7,347,282	6,868,684	5.87	June 30, 2015
3rd phase July 1, 2013	7,020,473	7,004,547	6.40	June 30, 2016

From the total number of shares assigned, 1,713,318, 2,349,916 and 2,212,215 shares were assigned to employees of Telefónica, S.A. in phases 1,2 and 3, respectively.

For the first phase of the Plan, Telefónica, S.A. acquired an instrument from a financial institution with the same features of the plan (see Note 9.4.1).

Telefónica, S.A. share plan: “Global Employee Share Plan” (GESP)

In addition to PSP and PIP share plans, during 2011 to 2013 period there have been two other incentive plans based on Telefónica, S.A. shares. The expense incurred under these plans is not significant either considered on a standalone basis or considering both plans together. These shared-base plans are two editions of Global Employee Share Plan which was available for all the employees of the Telefónica Group, with some exceptions. The first edition ended in 2011 and the second will finish in 2014.

19.4 Average number of employees in 2013 and 2012 and number of employees at year-end:

2013

Professional category	Employees at 13/31/12			Average no. of employees in 2013
	Females	Males	Total	Females	Males	Total
General managers and chairmen	—	1	1	—	1	1
Directors	58	103	161	55	101	156
Managers	96	108	204	87	100	187
Project Managers	140	132	272	132	125	257
University graduates and experts	88	69	157	83	63	146
Administration, clerks, advisors	151	8	159	145	10	155

Total	533	421	954	502	400	902

2012

Professional category	Employees at 12/31/12			Average no. of employees in 2012
	Females	Males	Total	Females	Males	Total
General managers and chairmen	—	1	1	—	4	4
Directors	44	74	118	43	94	137
Managers	69	69	138	76	90	166
Project Managers	108	99	207	112	110	222
University graduates and experts	65	53	118	70	51	121
Administration, clerks, advisors	122	12	134	126	14	140

Total	408	308	716	427	363	790

The increase in 2013 headcount is due to the concentration in the Headquarters of some activities that had previously been developed in the different regions of the Telefónica Group.

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2013 Financial Statements

19.5 External services.

The items composing “Finance revenue” are as follows:

Millions of euros	2013	2012
Rent	11	11
Independent professional services	169	148
Marketing and advertising	80	87
Other expenses	69	242

Total	329	488

On December 19, 2007, Telefónica, S.A. signed a rental contract with a view to establishing the headquarters of the “Telefónica Corporate University”. The contract included construction and refurbishment of certain facilities by the lessor. On October 31, 2008, some of the facilities were partially accepted and thus the lease period commenced. The lease period is for 15 years (until 2023), renewable for another five.

Future minimum rentals payable under non-cancellable operating leases without penalization at December 31, 2013 and 2012 are as follows:

			From 1 to 3
Millions of euros	Total	Up to 1 year	years	From 3 to 5 years	Over 5 years
Future minimum rentals 2013	53	5	10	11	27
Future minimum rentals 2012	52	5	9	10	28

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2013 Financial Statements

19.6 Finance revenue

The items composing “Finance revenue” are as follows:

Millions of euros	2013	2012
Dividends from other companies	7	17
Other finance revenue	172	196

Total	179	213

19.7 Finance costs

The breakdown of “Finance costs” is as follows:

Millions of euros	2013	2012
Interest on borrowings from Group companies and associates	1,971	2,042
Finance costs payable to third parties and gains (losses) on interest rates of financial hedges	741	226

Total	2,712	2,268

The breakdown by Group company of debt interest expenses is as follows:

Millions of euros	2013	2012
Telefónica Europe, B.V.	238	388
Telefónica Emisiones, S.A.U.	1,712	1,607
Other companies	21	47

Total	1,971	2,042

Other companies includes financial costs with Telefónica Finanzas, S.A.U. and Telfisa Global, B.V. related to current payables for specific cash needs.

The amount included as “Finance costs payable to third parties and gain (losses) on interest rarte of financial hedges” refers to fair value effects in the valuation of derivative instruments described in Note 16.

19.8 Exchange differences:

The breakdown of exchange losses recognized in the income statement is as follows:

Millions of euros	2013	2012
On current operations	37	16
On loans and borrowings	813	414
On derivatives	769	927
On other items	8	15

Total	1,627	1,372

Telefónica, S.A.    72

2013 Financial Statements

The breakdown of exchange gains recognized in the income statement is as follows:

Millions of euros	2013	2012
On current operations	22	35
On loans and borrowings	270	173
On derivatives	1,197	1,073
On other items	56	50

Total	1,545	1,331

The change in exchange gains and losses is basically due to the fluctuations in the main currencies the Company works with which have been significantly weakened against euro in 2013: Brazilian real weakening by 16.54% (9.98% in 2012), Czech crown weakening by 8.33% (strengthening by 2.62% in 2012), US dollar weakening by 4.33% (strenghtening of 1.93% in 2012), and the pound sterling weakening by 2.11% (strenghtening by 2.35% in 2012). These impacts are offset by the hedges contracted to mitigate exchange rate fluctuations.

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2013 Financial Statements

Note 20. Other information

a) Financial guarantees

At December 31, 2013, Telefónica, S.A. had provided financial guarantees for its subsidiaries and investees to secure their transactions with third parties amounting to 42,535 million euros (40,812 million euros at 2012 year-end). These guarantees are measured as indicated in Note 4.g).

Millions of euros
Nominal Amount	2013	2012
Debentures and bonds	38,780	37,719
Loans and other payables	2,776	2,266
Other marketable debt securities	979	827

Total	42,535	40,812

The debentures and bonds in circulation at December 31, 2013 issued by Telefónica Emisiones, S.A.U., Telefónica Europe, B.V. and Telefónica Finanzas México, S.A. de C.V. were guaranteed by Telefónica, S.A. The nominal amount guaranteed was equivalent to 38,780 million euros at December 31, 2013 (37,719 million euros at December 31, 2012). During 2013, Telefónica Emisiones, S.A.U. issued debt instruments on capital markets for an equivalent of 4,883 million euros (5,148 million euros in 2012); while Telefónica Europe, B.V. issued three undated subordinated securities by an equivalent to 2,466 million euros and Telefónica Emisiones, S.A.U. bonds by an amount equivalent to 3,354 million euros (618 million euros in 2012) and Telefónica Europe, B.V. by 1,500 million euros.

The main loans and other debts guaranteed by Telefónica, S.A. at December 31, 2013 are: a line of credit entered into with China Development Bank on January 5, 2012 by Telefónica Europe, B.V., whose outstanding principal at December 31, 2013 was 375 million US dollars (equivalent to 272 million euros); a syndicated loan granted on March 2, 2012 to Telefónica Europe, B.V. by various institutions, whose outstanding principal at December 31, 2012 was equivalent to 801 million euros (same amount in 2012); and credit facilities obtained by Telefónica Finanzas, S.A. from the European Investment Bank, whose outstanding principal at December 31, 2013 was equivalent to 707 million euros (766 million euros at December 31, 2012). On December 13, 2013, there was a merge of the following syndicated loan facilities: i) Tranche E1 for 756 million euros available as from March 2, 2012 and maturing on March 2, 2017; and ii) Tranche E2 for 1,469 million pounds sterling (this syndicated loan facility was redenominated into euros on December 13, 2013) available as from December 13, 2013 and maturing on March 2, 2017. As a result of this redenomination and conversion there was a new tranche E1 for 2,522 million euros with an outstanding balance at December 31, 2013 amounted to 100 million pounds sterling (equivalent to 123 million euros). During 2013, 1,500 million euros bond issued on October 31, 2004 by Telefónica Europe, B.V. fell due and approximately 52 million euros was complied by Telefónica Finanzas, S.A.U. according to the repayment schedule of the financings.

“Other marketable debt securities” includes the guarantee of Telefónica, S.A. relating to the commercial paper issue program of Telefónica Europe, B.V. The outstanding balance of commercial paper in circulation issued through this program at December 31, 2013 was 720 million euros (769million euros at December 31, 2012). This caption also includes the remaining guarantee for preferred shares issued by Telefónica Finance USA, LLC, the redemption value of which amounts to 59 million euros (59 million euros at December 31, 2012).

Telefónica, S.A. provides operating guarantees granted by external counterparties, which are offered during its normal commercial activity. At December 31, 2012, these guarantees amounted to approximately 114 million euros.

b) Litigation

Telefónica and its Group companies are party to several lawsuits or proceedings that are currently in progress in the law courts and administrative and arbitration bodies of the various countries in which the Telefónica Group is present.

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2013 Financial Statements

Considering the reports of the Company’s legal advisors regarding these proceedings, it is reasonable to assume that this litigation or cases will not materially affect the financial position or solvency of Telefónica Group, regardless of the outcome.

Among unresolved cases or those underway in 2013 (see Note 17 for details of tax-related cases), the following are of special note:

Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica

On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. The court rejected this claim and ordered the plaintiffs to pay court costs by a ruling issued on September 21, 2009. The plaintiffs appealed this ruling on December 4, 2009 and Telefónica was notified of such appeal on June 16, 2010. Telefónica opposed to the appeal in January 2011. On April 23, 2013, Telefónica was notified a ruling of the Madrid Regional Court dismissing in its entirety the appeal filed by the plaintiffs against the first instance ruling handed down in 2009, confirming the rulings of the decision under appeal and ordering appellants to pay court costs. The ruling became firm on May 29, 2013, with no further appeals possible.

Appeal against the European Commission Ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy

On July 9,2007, Telefónica was notified of the Decision issued by the European Commission (the “EC”) imposing on Telefónica and Telefónica de España, S.A.U. (“Telefónica de España”) a fine of approximately 152 million euros for breach of the former Article 82 of the Treaty Establishing the European Community for not charging equitable prices to whole and retail broadband access services. The court ruled in favour of the EC accusing Telefónica of applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.

On September 10, 2007, Telefónica and Telefónica de España, S.A.U. filed an appeal to overturn the decision before the General Court of the European Union. The Kingdom of Spain, as an interested party, also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Users (AUSBANC) filed requests to intervene, which the General Court admitted.

In October 2007, Telefónica, S.A. presented a guarantee for an indefinite period of time to secure the principal and interest.

A hearing was held on May 23, 2011, at which Telefónica presented its case. On March 29, 2012 the General Court ruled rejecting the appeal by Telefónica and Telefónica de España, confirming the sanction imposed by the EC. On June 13, 2012, an appeal against this ruling was lodged before the European Court of Justice.

On September 26, 2013 the Attorney General presented its conclusions to the Court stating of a possible breach of the principle of non-discrimination with respect to the sanction and a defective application of the principle of full jurisdiction by the General Court, requesting the return of the lawsuit to the instance.

Appeal against the Decision of the European Commission dated January 23, 2013 to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union

On January 19, 2011, the EC initiated formal proceedings to investigate whether Telefónica, S.A. and Portugal Telecom SGPS, S.A. (“Portugal Telecom”) had infringed on European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and owner of brazilian company Vivo.

On January 23, 2013, the EC passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica of 67 million euros, as the EC ruled that Telefónica and Portugal Telecom committed an infraction as stipulated in Article 101 of the Treaty on the Functioning of the European Union (“TFUE”) for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.

On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the General Court notified Telefónica of the response issued by the European Commission, in which the EC reaffirmed the main arguments of its ruling and, specially, that Clause Nine is a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.

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2013 Financial Statements

c) Commitments

Atento

As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012 and ratified on December 12, 2012, both companies have signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years.

By virtue of this Agreement, Atento become Telefónica’s preferred Contact Centre and Customer Relationship Management (CRM) service provider, stipulating annual commitments in terms of turnover which updates in line with inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group.

In the case of an eventual failure to meet the annual turnover commitments that could result in a compensation, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contract Centre’s business margin to the final calculation.

Lastly, the Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe its telecommunications services to Telefónica.

Agreement for the acquisition of E-Plus

Telefónica and its German listed subsidiary Telefónica Deutschland Holding AG (hereinafter, “Telefónica Deutschland”), entered into an agreement on July 23 (amended on August 26, 2013) with the Dutch company Koninklijke KPN NV (hereinafter, “KPN”) under which Telefónica Deutschland committed itself to acquire the shares of the German subsidiary of KPN, E-Plus Mobilfunk GmbH & Co. KG (hereinafter, “E-Plus”), receiving KPN, as consideration, 24.9% of Telefónica Deutschland and 3,700 million euros.

Telefónica committed to subsequently acquire from KPN, 4.4% of Telefónica Deutschland for a total amount of 1,300 million euros, consequently, after the aforementioned acquisition, KPN’s stake in Telefónica Deutschland would be reduced to 20.5%.

Telefónica also committed to subscribe the proportional corresponding share in the capital increase approved by Telefónica Deutschland in the Extraordinary General Meeting held on February, 11, 2014, to finance the cash consideration of the transaction.

The closing of this transaction is subject to certain conditions of which only the relevant authorization from the Competition Authority remains.

Agreement with the shareholders of Telco, S.p.A

•	On September 24, 2013, Telefónica and the remaining shareholders of the Italian company Telco, S.p.A. (which holds a capital stake of 22.4% of the voting share capital of Telecom Italia, S.p.A.) reached an Agreement by virtue of which:

•	Telefónica subscribed for and paid out a capital increase in Telco, S.p.A., through the contribution of 324 million euros in cash, receiving in return non-voting shares of Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remained unchanged (i.e. 46.18%), although its interest in the total share capital of Telco, S.p.A. has increased to 66%. The current governance structure at Telco, S.p.A. remained unaffected, including the obligation by Telefónica of abstaining from participating or influencing in any decisions which could affect the markets in which both, Telefónica and Telecom Italia, S.p.A., are present.

•	Subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina), Telefónica will subscribe for and pay out a second capital increase in Telco, S.p.A., through the contribution of 117 million euros in cash and will receive in return non-voting shares of Telco, S.p.A. As a result of this second capital increase, the interest of Telefónica in the voting share capital of Telco, S.p.A. will remain unchanged (i.e. 46.18%), although its interest in the total share capital will be then increased to 70%.

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2013 Financial Statements

•	Starting from January 1, 2014, subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina), Telefónica may convert all or a portion of its non-voting shares in Telco, S.p.A. into voting shares in Telco, S.p.A., representing no more than 64.9% of the voting share capital of Telco, S.p.A.

•	The Italian shareholders of Telco, S.p.A. have granted Telefónica a call option to acquire all of their shares in Telco, S.p.A., whose exercise is subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina). The call option may be exercised by Telefónica starting from January 1, 2014 while the Shareholders Agreement remains in effect, except (i) between June 1, 2014 and June 30, 2014 and between January 15, 2015 and February 15, 2015, and (ii) during certain periods, if the Italian shareholders of Telco, S.p.A. request the demerger of Telco, S.p.A.

At of the date of the authorization of these financial statements the approvals that are necessary for the implementation of the transactions contemplated in the Agreement dated September 24, 2013, and subscribed between Telefónica and the remaining shareholders of the Italian company Telco S.p.A. have not been obtained yet.

•	On December 4, 2013, the Brazilian Antitrust Regulator, Conselho Administrativo de Defesa Econômica (CADE) announced, the two following decisions:

1.	To approve, with the restrictions mentioned below, the acquisition by Telefónica of the entire participation held by Portugal Telecom, SGPS S.A., and PT Móveis - Serviços de Telecomunicações, SGPS, S.A., (the “PT Companies”) in Brasilcel N.V., which controlled the Brazilian mobile company, Vivo Participações S.A.

It must be noted that such transaction was approved by ANATEL (Brazilian Telecommunications Regulation Authority) and the closing (which did not require CADES´s prior approval at the time), occurred immediately after such ANATEL´s approval, on September 27, 2010.

The above mentioned decision has been granted by CADE conditional on:

(a)	The entry of a new shareholder in Vivo, sharing with Telefónica the control of Vivo in conditions identical to those that were applicable to the PT Companies when they had a participation in Brasilcel N.V., or

(b)	That Telefónica ceases to have any direct or indirect financial interest in TIM Participações S.A.

2.	To impose on Telefónica a fine of 15 million Brazilian Reais, for having allegedly breached the spirit and the goal of the agreement signed between Telefónica and CADE (as a condition to the approval of Telefónica´s original acquisition of an interest in Telecom Italia in 2007), due to the subscription of non-voting shares of Telco on a recent capital increases. This decision also requires Telefónica to divest such non-voting shares of Telco S.p.A

The timing for the accomplishment of the conditions and obligations imposed by CADE on both decisions was classified by CADE as confidential and reserved information.

•	On December 13, 2013, Telefónica S.A. announced, in relation to the two Decisions adopted by CADE on its December 4, 2013 session, that the company considers that the remedies imposed were unreasonable and therefore, is further analyzing the possibility of initiating the appropriate legal actions.

In line with such course of action, and to reinforce our strong commitment with the previous obligations undertaken by Telefónica to remain separate from Telecom Italia´s brazilian businesses, Telefónica S.A, highlighted in the aforementioned announcement, that Mr. César Alierta Izuel and Mr. Julio Linares López have decided to resign, with immediate effect, from their positions as Directors of Telecom Italia; and Mr. Julio Linares has decided to resign, with immediate effect, from his position in the slate submitted by Telco S.p.A. for the potential re-election of the Board of Directors of Telecom Italia in the Shareholders Meeting of the aforementioned company, called for December 20, 2013.

For the same reasons, Telefónica S.A., indicated that, without prejudice of any of the rights recognized in Telco, S.p.A. Shareholder`s Agreement, has decided for the time being not to avail of its right to appoint two Directors in the Board of Directors of Telecom Italia.

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2013 Financial Statements

Agreement for the sale of a stake in Telefónica Czech Republic, A.S

As explained in Note 8, on November 5th, 2013, Telefónica reached an agreement with PPF Group N.V. (hereinafter PPF) to sell 65.9% of Telefónica Czech Republic, a.s. (hereinafter Telefónica Czech Republic) for an amount of, approximately, 306 Czech Crowns per share in cash (approximately 2,467 million euros at the date of the agreement).

The agreement stated that aforementioned consideration was to be paid in two tranches:

(i)	2,063 million euros in cash up front at closing of the transaction; and

(ii)	404 million euros in cash as deferred payments over a 4 year period.

Additionally, Telefónica received an amount of 260 million euros corresponding to the distribution to shareholders approved by the General Shareholders Meeting of Telefónica Czech Republic, paid on November 11th, 2013.

As a result of this transaction, Telefónica will hold a 4.9% equity stake in Telefónica Czech Republic. In addition, Telefónica will remain as a Company’s industrial and commercial partner for 4 years:

•	Telefónica Czech Republic will be renamed but will continue using the O2 brand for up to four years.

•	The Company will become part of Telefónica’s Business Partners Program.

In connection with this transaction, PPF will launch a Mandatory Tender Offer. Telefónica will maintain its 4.9% but may dispose of the shares upon completion, subject to certain restrictions.

Furthermore, the agreement establishes a put/call option structure in relation to the Telefónica Czech Republic shares which Telefónica holds after 4 years. In addition, the agreement includes tag along/drags along clauses.

Transaction was completed on January 28, 2014, after obtaining the relevant regulatory authorization (See Note 22).

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2013 Financial Statements

d) Directors’ and senior executives’ compensations and other benefits

Board of Directors’ compensation

The compensation of Telefónica members of the Board of Directors is governed by Article 35 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the directors. This compensation, as established in said article of the Bylaws, is compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Accordingly, the shareholders, at the Annual General Shareholders Meeting held on April 11, 2003, set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros, including a fixed payment and fees for attending meetings of the Board of Director’s Advisory or Control Committees. Total compensation paid to Telefónica’s Directors for discharging their duties in 2013 amounted to 3,516,669 euros in fixed compensation and attendance fees.

The compensation of Telefónica, S.A. directors in their capacity as members of the Board of Directors, the Executive Commission and/or the Advisory and Control Committees consists of a fixed amount payable monthly, and fees for attending the meetings of the Board’s Advisory or Control Committees. Executive Directors other than the Chairman do not receive any amounts for their directorships, but only the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

It is hereby stated that the Company’s Board of Directors, at its meeting of July 25, 2012, agreed to a 20% reduction of the amounts that the Board members receive for discharging their duties.

The tables below presents the fixed amounts established in 2013 for membership to Telefónica’s Board of Directors, Executive Commission and Advisory or Control Committees and the attendance fees of the Advisory or Control Committees.

Compensation of members of the Board of Directors and Board Committees

Amounts in euros
Position	Board of Directors	Executive Committee	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice Chairman	200,000	80,000	—
Executive	—	—	—
Proprietary	120,000	80,000	11,200
Independent	120,000	80,000	11,200
Other external	120,000	80,000	11,200

(*)	In addition, the amounts paid for attendance to each of the Advisory or Control Committee’s meetings is 1,000 euros.

Individual breakdown

Annex II provides a detail by individual, by compensation item, of the compensation and benefits paid by Telefónica, S.A. and other companies of the Telefónica Group to members of the Company’s Board of Directors in 2013.

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2013 Financial Statements

e) Detail of equity investments, positions held and duties performed in companies engaging in an activity that is similar or complementary to that of the Company

Pursuant to Section 229 of the consolidated Corporate Enterprises Act, introduced by Royal Legislative Decree 1/2010 of July 2, details are given below of (i) the direct and indirect interests held by members of the Board of Directors of Telefónica, S.A., and by persons related thereto as set out in Section 231 of the consolidated Corporate Enterprises Act and (ii) the positions or duties carried out by those individuals, both of the foregoing in respect to companies with the same, analogous, or similar corporate purpose as that of Telefónica, S.A.

Name	Activity performed	Company	Position or functions	Stake (%) (*)
Mr. Isidro Fainé Casas	Telecommunications	Abertis Infraestructuras, S.A.	Vice Chairman 1º	< 0.01%
Mr. Isidro Fainé Casas	Telecommunications	Telecom Italia, S.p.A.	—	< 0.01	% (**)
Mr. Carlos Colomer Casellas	Telecommunications	Abertis Infraestructuras, S.A.	Director	—
Mr. Luiz Fernando Furlán	Telecommunications	Abertis Infraestructuras, S.A.	Advisory Board Member	—

(*)	Shareholding of less than 0.01% of share capital indicated by “<0.01%”.
(**)	Shareholding of the total number of ordinary shares.

Information on Board member Chang Xiaobing, Executive Chairman of China Unicom (Hong Kong) Limited, is not included in this section given that:

•	In accordance with Article 33 of the Company’s Bylaws, whereby “(...) the following shall not be deemed to be in a situation of effective competition with the Company, even if they have the same or a similar or complementary corporate purpose: (...) companies with which Telefónica, S.A. maintains a strategic alliance”, Mr. Xiaobing’s interests are not in conflict with those of Telefónica, S.A.

•	Mr. Xiaobing holds no stakes in the capital of the companies in which he is a Board member (Section 229 of the Corporate Enterprises Act).

In addition, for information purposes, details are provided below on the positions or duties performed by members of the Board of Directors of Telefónica, S.A. in those companies whose activity is identical, similar or complementary to the corporate purpose of the Company, of any Telefónica Group company, or of any company in which Telefónica, S.A. or any of its Group companies holds a significant interest whereby it is entitled to board representation in those companies or in Telefónica, S.A.

Telefónica, S.A.    80

2013 Financial Statements

Name	Company	Position or functions
Mr. César Alierta Izuel	China Unicom (Hong Kong) Limited	Director

Mr. Alfonso Ferrari Herrero	Telefónica Chile, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director

Mr. Francisco Javier de Paz Mancho	Telefónica Brasil, S.A.	Director
	Telefónica de Argentina, S.A.	Director

Mr. José Fernando de Almansa Moreno-Barreda	Telefónica Brasil, S.A.	Director
	Telefónica Móviles México, S.A. de C.V.	Director

Mr. Gonzalo Hinojosa Fernández de Angulo	Telefónica del Perú, S.A.A.	Director

Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director

Ms. María Eva Castillo Sanz	Telefónica Czech Republic, a.s.	Chairwoman of Supervisory Board (1)
	Telefónica Europe, Plc.	Chairwoman
	Telefónica Deutschland Holding, A.G.	Chairwoman of Supervisory Board
	Tuenti Technologies, S.L.	Chairwoman

Mr. Santiago Fernández Valbuena	Telefónica Internacional, S.A.	Chairman
	Telefónica América, S.A.	Chairman
	Telefónica Brasil, S.A.	Vice Chairman
	Telefónica Móviles México, S.A. de C.V.	Vice Chairman
	Colombia Telecomunicaciones, S.A., E.S.P.	Director
	Telefónica Chile, S.A.	Acting Director
	Telefónica Capital, S.A.	Sole Director

Mr. Chang Xiaobing	China United Network Communications Group Company Limited	Chairman
	China United Network Communications Corporation Limited	Chairman
	China Unicom (Hong Kong) Limited	Executive Chairman
	China United Network Communication Limited	Chairman

(1)	On January 29, 2014, Ms. Eva Castillo Sanz resigned from the position of Chairwoman of the Supervisory Board of Telefónica Czech Republic, a.s.

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2013 Financial Statements

f) Related-party transactions

Significant shareholders

The main transactions between Telefónica, S.A. and its significant shareholders – always concluded at arm’s length – are as follows: The figures refer to Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and subsidiaries pertaining to its consolidated group and Caja de Ahorros y Pensiones de Barcelona, (la Caixa) and subsidiaries pertaining to its consolidated group: Their stake in Telefónica as of December 31, 2013 is 6.89% y 5.43%, respectively.

Millions of euros
2013	BBVA	la Caixa
Financial expenses	2	1
Receipt of services	3	2

Total expenses	5	3

Financial revenues	8	8
Dividends received (1)	14	—

Total revenues	22	8

Financing transactions	1,568	1,671
Guarantees granted	—	—
Time deposits	310	214
Dividends distributed	108	89
Derivatives (Nocional) (2)	12,268	1,200

(1)	As of December 31, 2013 Telefónica holds 0.76% investment in BBVA (See Note 9.3.).
(2)	See the policies of derivative instruments of the Group in Note 16.

Millions of euros
2012	BBVA	la Caixa
Financial expenses	5	5
Receipt of services	28	25

Total expenses	33	30

Financial revenues	4	2
Dividends received	16	—

Total revenues	20	2

Financing transactions	449	385
Guarantees granted	—	10
Time deposits	622	618
Dividends distributed	286	135
Derivatives (Nocional)	12,905	2,661

Group companies and Associates

Telefónica, S.A. is a holding company for various investments in companies in Latin, Spain and the rest of Europe which do business in the telecommunications, media and entertainment sectors.

The balances and transactions between the Company and these subsidiaries (Group and Associated Companies) at December 31, 2013 and 2012 are detailed in the notes to these individual financial statements.

Telefónica, S.A.    82

2013 Financial Statements

Directors and senior executives

During the financial year to which these accompanying annual financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica or any Telefónica Group company other than those in the Group’s normal trading activity and business.

Compensation and other benefits paid to members of the Board of Directors and senior executives, as well as the detail of the equity interests and positions held and duties performed in companies engaging in an activity that is identical, similar or complementary to that of the Company are detailed in Note 20.d and Appendix II to these financial statements.

Certain Directors of Telefónica, S.A.’s Board that are also Directors in the Board of Abertis Infraestructuras, S.A., which is the holding company of de Abertis Group (See Note 20.e.). In 2013, Telefónica has reached an agreement with Abertis, though its subsidiary Abertis Tower, S.A. Pursuant to this agreement, Telefónica Móviles España, S.A.U. has sold 690 mobile telephone towers with a profit of 70 million euros. In addition, Abertis Tower, S.A. has rented to Telefónica Móviles España, S.A.U. some space in the previouly mentioned infrastructures to locate its telecommunication equipments.

On December 28, 2012 Telefónica de Contenidos, S.A.U. (a subsidiary 100% of Telefónica, S.A.) signed an agreement with Abertis (though its subsidiary Abertis Telecom, S.A.) to sell 23,343 shares of Hispasat, S.A. for an amount of 68 milliion euros.

g) Auditors’ fees

The fees accrued in 2013 and 2012 to the various member firms of the EY international organization (previously Ernst & Young), to which Ernst & Young, S.L. (the auditors of Telefónica, S.A. in 2013 and 2012) belongs, amounted to 3.19 million euros and 3.15 million euros, respectively, broken down as follows.

Millions of euros	2013	2012
Audit services	2.90	2.53
Audit-related services	0.29	0.62

Total	3.19	3.15

Ernst &Young, S.L. has not provided the Company with tax advice or other services except as disclosed above.

h) Environmental matters

Telefónica has an integrated Green ICT and Environment strategy with three common goals. The first concerns environmental risk management, the second promoting internal eco-efficiency, and the third unlocking business opportunities to offer end-to-end telecommunications services that support a low-carbon economy.

The Group has an Environmental Policy covering all its companies, as well as a Global Environmental Management System to ensure compliance with local environmental laws and continuously improve management processes. The Climate Change and Energy Efficiency Office is also responsible for rolling out processes to boost energy efficiency and shrink the Group’s carbon footprint.

Telefónica, S.A.    83

2013 Financial Statements

i) Trade and other guarantees

The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids and in the ordinary course of its business. No significant additional liabilities in the accompanying financial statements are expected to arise from guarantees and deposits issued (see Note 20 a.).

Telefónica, S.A.    84

2013 Financial Statements

Note 21. Cash flow analysis

Cash flows from/(used in) operating activities

The net result before tax in 2013 amounted to 33 million euros (see the income statement), adjusted by items recognized in the income statement that did not require an inflow or outflow of cash in the year.

These adjustments relate mainly to:

•	Impairments to investments in Group companies, associates and other investments of 7,998 million euros (impairment in 2012 of 5,312 million euros).

•	Declared dividends as income in 2012 for 10,078 million euros (4,852 million euros in 2012), interest accrued on loans granted to subsidiaries of 235 million euros (275 million euros in 2012) and a net financial expense of 2,491 million euros (2,126 million euros in 2012), adjusted initially to include only movements related to cash inflows or outflows during the year under “Other cash flows from operating activities.”

“Other cash flows from operating activities” amounted to 6,017 million euros (1,832 million euros in 2012). The main items included are:

a)	Net interest paid:

Payments of net interest and other financial expenses amounted to 1,664 million euros (2,007 million euros in 2012), including:

•	Net payments to external credit entities of 174 million euros (190 million euros in 2012), and

•	Interest and hedges paid to Group companies of 1,838 million euros (1,817 million euros in 2012). The main payments in 2013 were to Telefónica Emisiones, S.A.U., for 1,677 million euros, and to Telefónica Europe, B.V., for 273 million euros. The interest paid figure is partially offset by the interest received from Telefónica de Contenidos, S.A.U. amounting to 125 million euros.

b)	Dividends received:

The main receipts relate to:

Millions of euros	2013	2012
Telefónica de España, S.A.U.	1,600	221
Telefónica Móviles España, S.A.U.	1,080	1,435
Telefónica Europe, plc.	1,309	574
Telefónica Czech Republic, a.s.	147	212
Telefónica Internacional, S.A.U.	1,500	—
Telefónica Brasil, S.A. (Telesp)	398	347
Grupo Telefónica Móviles Argentina	89	112
Sao Paulo Telecommunicaçoes	141	51
Otros cobros de dividendos	164	385

Total	6,428	3,337

In addition to the dividends recognized as income in 2013 (see Note 19.1) and collected in the same period, this caption also includes dividends from 2012 collected in 2013.

Telefónica, S.A.    85

2013 Financial Statements

c)	Income tax collected: Telefónica, S.A. is the parent of its consolidated Tax Group (see Note 17) and therefore it is liable for filing income tax with the Spanish Treasury. It subsequently informs companies included in the Tax Group of the amounts payable by them. Payments of totaling 436 million euros were made in 2013 (247 million in 2012), as disclosed in Note 17. In this regard, the main amounts passed on to subsidiaries of the tax group were as follows:

•	Telefónica Móviles España, S.A.U.: collection of 648 million euros, corresponding to: 311 million euros for the 2012 income tax settlement, 326 million in payments of account of 2013 income tax and 11 million euros of the third payment of account of 2012 income tax that has been paid in 2013, net of the effect of 1998 to 2000 tax settlements. In 2012, rebilling amounted to 360 million euros mainly due to payments on account of the 2011 income tax settlement.

•	Telefónica de España, S.A.U.: collection of 931 million euros, corresponding to: 362 million euros for the 2012 income tax settlement, 531 million in payments of account of 2013 income tax and 38 million euros of the third payment of account of 2012 income tax that has been paid in 2013, net of the effect of 1998 to 2000 tax settlements. In 2012, rebilling amounted to 573 million euros corresponding to: 382 million euros for the 2011 income tax settlement, 25 million euros for the 2005 to 2007 tax settlements, and 166 million in payments of account of 2012 income tax.

Cash flows from/(used in) investing activities

“Payments on investments” under “Cash flows from/(used in) investing activities” included a total payment of 2,938 million euros (6,779 million euros in 2012). The main transactions to which these payments refer are as follows:

•	Capital increases: the main disbursements correspond to Telefónica México, S.A. de C.V. amounting to 440 million euros and Telco, S.p.A. amounting to 324 million euros. These capital increases, as well as other minor disbursements of this same concept are disclosed fully in Note 8.1.a.

•	1,038 million euro loans awarded and paid out in 2013 to Telefónica Móviles España, S.A.U., 158 million euro loan awarded and paid to Telefónica Digital Holding, S.A. and a credit awarded and paid to Telefónica de España, S.A.U. totaling 165 millon euros, all described in Note 8.5.

•	Buyback of debentures and bonds issued by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V. totaling 98 million euros.

•	Acquisition of a convertible debenture issued by Telecom Italia, S.p.A. amounting to 103 million euros as described in Note 9.4.2.

Proceeds from disposals totaling 2,791 million euros in 2013 (8,151 million euros in 2012) includes:

•	Repayment of contributions through share capital reductions or share premiums by O2 Europe Ltd amounting to 286 million euros, Panamá Cellular Holdings, B.V. with 186 million euros and Telefónica Czech Republic, a.s. with 100 million euros.

•	Repayments of a loan granted by Telefónica, S.A. to Telefónica de Contenidos, S.A.U. amounting to 1,142 million euros and maturity date in 2013. The loan was substituted by a credit amouting to 340 million euros. The funds have been received by the net amount and it has been shown as proceed from disposals (See Note 8.5.)

•	The proceed from the sale to Telefónica Centroamérica Inversiones, S.L. of the 24.5% investment in Telefónica Móviles Panamá, S.A. amounting to 83 million euros (Nota 8.1.).

•	Repayment in 2013 of a loan granted and paid to Telefónica Móviles España, S.A.U. in 2012 amounting to 638 million euros.

•	The proceeds from the maturity of debentures and bonds issued by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V. totaling 337 million euros.

In 2012, “Proceeds from disposals” primarily included repayment of loans granted by the Company to subsidiaries, the most significant amounts of which were received from Telefónica de España, S.A.U. (681 million euros). It was also included the repayment of contributions through share capital reductions or share premiums by subsidiaries: O2 Europe Ltd (5,729 million euros) and Telefónica de España, S.A.U. (731 million euros).

Telefónica, S.A.    86

2013 Financial Statements

Cash flows from/(used in) financing activities

This caption includes the following items:

i.	Payments for equity instruments of 244 million euros (590 million euros in 2012), relating to the net amount of treasury shares acquired in 2013.

ii.	Proceeds from financial liabilities:

a)	Debt issues: The main collections comprising this heading are as follows:

Millions of euros	2013	2012
€8bn syndicated loan	—	915
Bilateral credit (Note 14.2)	—	200
EKN credit facility (Note 14.2)	407	200
Telefónica Emisiones, S.A.U. (Note 15)	4,352	5,148
Telefónica Europe, B.V. (Note 15)	3,078	2,604
Preferred shares TFinance (Note 14)	—	1,165
Telfisa Global, B.V. financing (Note 15)	1,633	—
Commercial paper issued by Telefónica Europe, B.V.	153	—
Commercial paper (Note 13)	31	244
Other collections	473	489

Total	10,127	10,964

b)	Prepayments and redemption of debt: The main payments comprising this heading are as follows:

Millions of euros	2013	2012
Preferred shares bonds (Note 13)	582	—
€8bn syndicated loan (Note 14)	4,000	915
Telefónica Europe, B.V.	1,500	4,508
Telefónica Finanzas, S.A.U.	2,081	1,544
Telefónica Emisiones, S.A.U. (Note 15)	3,594	620
Telfisa Global, B.V. financing (Note 15)	—	510
Net movement in floating-rate credit facilities	—	423
Other payments	274	681

Total	12,031	9,201

The commercial paper transactions with Telefónica Europe, B.V. are stated at their net balance as recognized for the purposes of the cash flow statement, being high-turnover transactions where the interval between purchase and maturity never exceeds six months.

The financing obtained by the Company from Telefónica Finanzas, S.A.U. and Telfisa Global, B.V. relates to the Group’s integrated cash management (see Note 15). These amounts are stated net in the cash flow statement as new issues or redemptions on the basis of whether or not at year-end they represent current investment of surplus cash or financed balances payable.

iii.	Payments of dividends for 1,588 million euros (2,836 million euros in 2012) as described in Note 11.1. d).

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Note 22. Events after the reporting period

The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:

Financing

•	On January 31, 2014, Telefónica Emisiones, S.A.U. redeemed 296 million pounds sterling (equivalent to 355 million euros) of its notes, issued on December 28, 2006. The notes were guaranteed by Telefónica S.A.

•	On February 3, 2014, Telefónica Emisiones, S.A.U. redeemed 2,000 million euros of its notes, issued on February 3, 2009. The notes were guaranteed by Telefónica S.A.

•	On February 7, 2014, Telefónica Emisiones, S.A.U. redeemed 1,500 million euros of its notes, issued on February 7, 2007. The notes were guaranteed by Telefónica S.A.

•	On February 7, 2014, Telefónica, S.A. made an early repayment for 923 million euros of its syndicated loan (Tranche D2) dated March 2, 2012 (scheduled to mature originally on December 14, 2015).

•	On February 7, 2014, Telefónica Europe, B.V. made an early repayment for 801 million euros of its syndicated loan (Tranche D1) dated March 2, 2012 (scheduled to mature originally on December 14, 2015).

•	On February 18, 2014, Telefónica, S.A. signed a 3,000 million euros syndicated revolving credit facility maturing on February 18, 2019. This agreement would enter into effect on February 25, 2014 cancelling the 3,000 million syndicated credit facility signed on July 28, 2010 (scheduled to mature originally in 2015).

Sale of Telefónica Czech Republic, a.s.

On January 28, 2014 Telefónica announced that, after obtaining the relevant regulatory approval, the transaction for the sale of a 65.9% stake of Telefónica Czech Republic, a.s. to PPF Group, N.V., has been completed (see Note 20.c. and 8.5.)

Telefónica new organization structure

On February 26, 2014, the Board of Directors of Telefónica, S.A. has approved the implementation of a new organizational structure completely focused on clients and that incorporates the digital offering as the main focus for commercial policies. The structure gives greater visibility to local operations, bringing them closer to the corporate decision-making centre, simplifying the global structure and strengthening the transverse areas to improve flexibility and agility in decision makings.

Within this framework, Telefónica has created the role of the Chief Commercial Digital Officer, who will be responsible for fostering revenue growth. On the cost side, the Company has strengthened the role of the Chief Global Resources Officer. Both Officers will report directly to the Chief Operating Officer (COO), as will the local business CEOs for Spain, Brazil, Germany and the United Kingdom, in addition to the Latin American Unit, now without Brazil.

The new model integrates the activities carried out to date by Telefónica Digital, Telefónica Europe and Telefónica Latam into the Global Corporate Centre, thus simplifying the organization.

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Note 23. Additional note for English translation

These annual financial statements were originally prepared in Spanish and were authorized for issue by the Company’s Directors in the meeting held on February 26, 2014. In the event of a discrepancy, the Spanish-language version prevails.

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Appendix I: Details of subsidiaries and associates at December 31, 2013

MILLIONS OF EUROS	%OWNERSHIP			INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Gross carrying amount
Telefónica Europe plc (UNITED KINGDOM)	100.00%	—	13	14.405	1,309	(12)	1,288	25,310
Wireless communications services operator
Wellington Street, Slough, SL1 1YP
Telefónica Internacional, S.A.U. (SPAIN)	100.00%	—	2,839	3,022	4,500	(155)	797	8,132
Investment in the telecommunications industry abroad
Gran Vía, 28 - 28013 Madrid
Telefónica Móviles España, S.A.U. (SPAIN)	100.00%	—	423	498	1,081	1,393	994	5,775
Wireless communications services provider
Plaza de la Independencia, 6 - Pta. 5 - 28001 Madrid
Telfin Ireland Limited (IRELAND)	100.00%	—	—	4,726	—	—	130	4,491
Intragroup financing
28/29 Sir John Rogerson’s Quay, Dublin 2
O2 (Europe) Ltd. (UNITED KINGDOM)	100.00%	—	1,239	5,952	—	(1,458)	(1,177)	2,764
Holding company
Wellington Street, Slough, SL1 1YP
Telefónica Móviles México, S.A. de C.V. (MEXICO) (1)	100.00%	—	4,313	(2,738)	—	(115)	(205)	4,061
Holding company
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Telefónica de España, S.A.U. (SPAIN)	100.00%	—	1,024	1,484	1,600	2,739	2,030	2,303
Telecommunications service provider in Spain
Gran Vía, 28 - 28013 Madrid
Telefónica de Contenidos , S.A.U. (SPAIN)	100.00%	—	1,865	(1,623)	—	86	25	2,242
Organization and operation of multimedia service-related activities and businesses
Don Ramón de la Cruz, 84 4ª Pta.- 28006 – Madrid
Telefónica Datacorp, S.A.U. (SPAIN)	100.00%	—	700	136	—	(3)	(2)	1,343
Holding company
Gran Via, 28 - 28013 Madrid
Telfisa Global, B.V. (NETHERLANDS)	100.00%	—	—	721	—	(3)	6	712
Integrated cash management, consulting and financial support for Group companies
Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX - Amsterdam
Ecuador Cellular Holdings, B.V. (NETHERLANDS)	100.00%,	—	—	533	77	—	62	581
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
Telefónica Chile Holdings B.V. (NETHERLANDS)	100.00%	—	—	1,464	—	—	—	473
Holding company
Herikerbergwebr 238, 1101CM – 23393, 1100DW - Amsterdam Zuidoost (Netherlands)
Compañía de Inversiones y Teleservicios, S.A. (SPAIN)	100.00%	—	24	87	440	—	6	256
Holding company
C/ Santiago de Compostela, 94 - 28035 Madrid
Panamá Cellular Holdings, B.V. (NETHERLANDS)	100.00%	—	—	85	—	(93)	(83)	52
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam

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MILLIONS OF EUROS	%OWNERSHIP			INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Gross carrying amount
Teléfonica de Costa Rica TC, S.A. (COSTA RICA)	100.00%	—	239	(77)	—	(41)	(43)	239
Holding company
Plaza Roble, Edificio Los Balcones 4to. Piso, San José
Telefónica Global Technology, S.A. (SPAIN)	100.00%	—	16	95	—	(2)	(6)	178
Global management and operation of IT systems
Gran Vía, 28 - 28013 Madrid
Telefónica Capital, S.A. (SPAIN)	100.00%	—	7	126	—	(1)	3	110
Finance company
Gran Via, 28 - 28013 Madrid
Seguros de Vida y Pensiones Antares, S.A. (SPAIN)	100.00%	—	51	60	12	2	10	69
Life insurance, pensions and health insurance
Ronda de la Comunicación, s/n Distrito Telefónica Edificio Oeste 1, planta 9- 28050 Madrid
Telefónica Digital Holdings, S.L. (SPAIN)	100.00%	—	9	102	—	(121)	(128)	149
Holding company
Ronda de la Comunicación, s/n Distrito Telefónica Edificio Central - 28050 Madrid
Taetel, S.L. (SPAIN)	100.00%	—	28	12	1	—	—	28
Acquisition, ownership and disposal of shares and stakes in other companies
Gran Via, 28 - 28013 Madrid
Telefónica Gestión de Servicios Compartidos España, S.A. (SPAIN)	100.00%	—	8	(8)	55	10	28	24
Management and administrative services rendered
Gran Via, 28 - 28013 Madrid
Lotca Servicios Integrales, S.L. (SPAIN)	100.00%	—	17	(6)	—	—	(1)	17
Holding and operation of aircraft and aircraft leases
Gran Via, 28 - 28013 Madrid
Telefónica Ingeniería de Seguridad, S.A. (SPAIN)	100.00%	—	7	—	—	(8)	(9)	15
Security services and systems
Condesa de Venadito, 1 - 28027 Madrid
Comet, Compañía Española de Tecnología, S.A. (SPAIN)	100.00%	—	5	4	—	—	—	14
Promotion of business initiatives and holding of real estate assets
Villanueva, 2 duplicado planta 1ª Oficina 23 - 28001 Madrid
Telefónica Finanzas, S.A.U. (TELFISA) (SPAIN)	100.00%	—	3	58	—	(2)	11	13
Integrated cash management, consulting and financial support for Group companies
Gran Vía, 30 - 4ª Plta. - 28013 Madrid
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN)	100.00%	—	—	—	—	—	—	10
Design of communications products
Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid
Telefónica International Wholesale Services II, S.L. (SPAIN)	100.00%	—	—	(61)	—	(59)	(41)	9
Telecommunications service provider and operator
Ronda de la Comunicación, s/n – 28050 Madrid
Telefónica Investigación y Desarrollo, S.A.U. (TIDSA) (SPAIN)	100.00%	—	6	11	48	6	10	6
Telecommunications research activities and projects Telecomunicaciones
Ronda de la Comunicación, s/n – 28050 Madrid

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MILLIONS OF EUROS	%OWNERSHIP			INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Gross carrying amount
Telefónica Luxembourg Holding S.à.r.L. (LUXEMBOURG)	100.00%	—	3	76	—	—	—	4
Holding company
26, rue Louvingny, L-1946- Luxembourg
Venturini España, S.A. (SPAIN)	100.00%	—	3	2	—	—	—	4
Property leasing
Avda. de la Industria, 17 Tres Cantos - 28760 Madrid
Fisatel Mexico, S.A. de C.V. (MEXICO)	100.00%	—	57	(2)	2	(1)	1	57
Integrated cash management, consulting and financial support for Group companies
Boulevard Manuel Avila Camacho, 24 - 16ª Plta. - Lomas de Chapultepec - 11000 Mexico D.F.
Terra Networks Marocs S.A.R.L.	100.00%	—	—	—	—	—	—	—
Dormant Company
332 Boulevard Brahim Roudani, Casablanca
Telefónica Participaciones, S.A (SPAIN)	100.00%	—	—	—	—	—	—	—
Integrated cash management, consulting and financial support for Group Companies
Gran Via, 28 - 28013 Madrid
Telefónica Emisiones, S.A.. (SPAIN)	100.00%	—	—	5	—	(3)	—	—
Integrated cash management, consulting and financial support for Group Companies
Gran Via, 28 - 28013 Madrid
Telefónica Europe, B.V. (NETHERLANDS)	100.00%	—	—	5	2	(1)	1	—
Fund raising in capital markets
Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX – Amsterdam
Telefónica Internacional USA Inc. (EE.UU.)	100.00%	—	—	1	—	—	—	—
Financial advisory services
1221 Brickell Avenue suite 600 - 33131 Miami – Florida
Telefónica Global Applications, S.L. (SPAIN)	100.00%	—	—	—	—	(7)	(5)	—
Holding company
Ronda de la Comunicación, s/n – 28050 Madrid
Telefónica Latinoamérica Holding, S.L. (SPAIN)	94.59%	5.41%	185	1,661	—	—	82	1,749
Holding company
Ronda de la Comunicación, s/n Distrito Telefónica - 28050 Madrid
Telefónica International Wholesale Services, S.L. (SPAIN)	92.51%	7.49%	230	56	—	66	50	213
International services provider
Gran Via, 28 - 28013 Madrid
Corporation Real Time Team, S.L. (SPAIN)	87.96%	12.04%	—	—	—	—	—	12
Internet design, advertising and consulting
Claudio Coello, 32, 1º ext. – Madrid
Telefónica Móviles Argentina Holding, S.A. (ARGENTINA)	75.00%	25.00%	298	434	89	481	275	856
Holding company
Ing Enrique Butty 240, piso 20-Capital Federal-Argentina

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MILLIONS OF EUROS	%OWNERSHIP			INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Gross carrying amount
Telefónica International Wholesale Services America, S.A. (URUGUAY)	74.36%	25.64%	562	(433)	—	(55)	(46)	325
Provision of high bandwidth communications services
Luis A. de Herrera, 1248 Piso 4 – Montevideo
Telefónica Centroamérica Inversiones, S.L (SPAIN)	60.00%	—	1	1,010	—	—	(1)	638
Holding company
Distrito Telefónica. Avda. Ronda Comunicación, s/n. - 28050 Madrid
Comtel Comunicaciones Telefónicas, S.A. (VENEZUELA)	65,14%	34,86%	—	(61)	—	(59)	(41)	—
Holding company
Torre Edicampo, Avda. Francisco de Miranda, Caracas 1010
Telefónica América, S.A (SPAIN).	50.00%	50.00%	—	—	—	—	—	—
Inversión, administración y gestión de empresas en el sector de las telecomunicaciones
Distrito Telefónica. Avda. Ronda Comunicación, s/n. - 28050 Madrid
Aliança Atlântica Holding B.V. (NETHERLANDS)	50.00%	43.99%	40	2	—	—	—	22
Portfolio company
Strawinskylaan 1725 – 1077 XX – Amsterdan
Sao Paulo Telecomunicaciones Participaçoes, Ltda (BRAZIL)	44.72%	55.28%	3,813	(208)	160	(13)	212	3,092
Holding company
Rua Martiniano de Caravalho, 851 20º andar, parte, Sao Paolo
Telefónica Móviles del Uruguay, S.A. (URUGUAY)	32.00%	68.00%	10	292	—	85	88	13
Wireless communications and services operator
Constituyente 1467 Piso 23, Montevideo 11200
Telefónica Brasil, S.A. (BRAZIL) (1)(*)	24.68%	49.28%	15,217	(1,506)	495	1,702	1,297	9,823
Wireline telephony operator in Sao Paulo
Sao Paulo
Colombia Telecomunicaciones, S.A. ESP (COLOMBIA) (1)	18.51%	51.49%	485	(1,300)	—	136	(113)	272
Wireless operator
Calle 100, Nº 7-33, Piso 15, Bogotá,Colombia
Pléyade Peninsular, Correduría de Seguros y Reaseguros del grupo Telefónica, S.A. (SPAIN)	16.67%	83.33%	—	—	1	5	5	—
Distribution, promotion or preparation of insurance contracts,operating as a broker
Distrito Telefónica, Avda. Ronda de la Comunicación, s/n Edificio Oeste 1 – 28050 Madrid
Telefónica Móviles Argentina, S.A. (SPAIN)	15.40%	84.60%	N/D	N/D	N/D	N/D	N/D	139
Wireless communications and services operator
Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Telefónica Gestión de Servicios Compartidos, S.A. (ARGENTINA)	4,99%	95,00%	—	2	—	4	3	—
Management and administrative services rendered
Av. Ing. Huergo 723 PB - Buenos Aires
Inversiones Telefónica Móviles Holding, Ltd. (CHILE))	3,11%	96,89%	461	(22)	—	(1)	130	89
Holding company
Miraflores, 130 - 12º - Santiago de Chile

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MILLIONS OF EUROS	%OWNERSHIP			INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Gross carrying amount
Telefónica de Argentina, S.A. (1) (ARGENTINA)	1.80%	98.20%	185	215	—	118	58	23
Telecommunications service provider
Av. Ingeniero Huergo, 723, PB - Buenos Aires
Telefónica Venezolana, C.A. (VENEZUELA) (1)	0.09%	99.91%	587	1,029	—	1,100	585	123
Wireless operator
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
Telefónica Factoring España, S.A. (SPAIN)	50.00%	—	5	2	—	9	9	3
Factoring
Pedro Teixeira, 8 - 28020 Madrid
Telco, S.p.A. (ITALY)	66,00%	—	1,785	(726)	—	(1)	(182)	2,916
Holding company
Galleria del Corso, 2 - Milan
Telefónica Factoring México, S.A. de C.V. SOFOM ENR (MEXICO)	40.50%	9.50%	2	—	—	—	1	1
Factoring
México D.F.
Telefónica Factoring Perú, S.A.C. (PERÚ)	40.50%	9.50%	1	1	—	—	1	1
Factoring
Ciudad de Lima
Telefónica Factoring Colombia, S.A. (COLOMBIA)	40.50%	9.50%	1	1	—	2	1	1
Factoring
Bogotá
Telefónica Factoring Chile, S.A. (CHILE)	40.50%	9.50%	—	—	—	1	1	—
Factoring
Ciudad y Comuna de Santiago.
Telefónica Factoring Do Brasil, Ltd. (BRASIL)	40.00%	10.00%	1	(1)	—	(3)	10	1
Factoring
Avda. Paulista, 1106 – Sao Paulo
Jubii Europe N.V. (NETHERLANDS) (*)	32.10%	—	N/D	N/D	—	N/D	N/D	13
Internet portal - In liquidation
Richard Holkade 36, 2033 PZ Haarlem – PAISES BAJOS
Torre de Collçerola, S.A. (SPAIN)	30.40%	—	6	—	—	—	—	2
Operation of telecommunicatios mast and technical assistance and consulting services.
Ctra. Vallvidrera-Tibidabo, s/nº - 08017 Barcelona
Other investments	N/D	N/D	N/D	N/D	206	N/D	—	339
Total group companies and associates					10,078			80,107

(1)	Consolidated data.
(*)	Companies listed on international stock exchanges at December 31, 2013.

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Appendix II Board of Director’s Compensation

TELEFÓNICA, S.A.

(Euros)

Director	Wage / Compensation[1]	Fixed payment[2]	Attendance fees[3]	Short term variable compensation[4]	Fixed payments Board Committees[5]	Other items[6]	Total
Mr. César Alierta Izuel	2,230,800	240,000	—	3,497,448	80,000	204,655	6,252,903
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	8,000	288,000
Mr. José María Abril Pérez	—	200,000	8,000	—	95,867	—	303,867
Mr. Julio Linares López	—	200,000	7,000	—	19,600	—	226,600
Mr. José María Alvarez-Pallete López	1,923,100	—	—	1,626,713	—	128,330	3,678,143
Mr. Fernando de Almansa Moreno-Barreda	—	120,000	17,000	—	38,267	8,000	183,267
Ms. Eva Castillo Sanz	1,264,000	—	—	323,647	—	49,741	1,637,388
Mr. Carlos Colomer Casellas	—	120,000	25,000	—	139,733	8,000	292,733
Mr. Peter Erskine	—	120,000	29,000	—	124,800	—	273,800
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—	—
Mr. Alfonso Ferrari Herrero	—	120,000	44,000	—	163,067	8,000	335,067
Mr. Luiz Fernando Furlán	—	120,000	—	—	4,667	—	124,667
Mr. Gonzalo Hinojosa Fernández de Angulo	—	120,000	44,000	—	159,334	8,000	331,334
Mr. Pablo Isla Álvarez de Tejera	—	120,000	9,000	—	35,467	—	164,467
Mr. Antonio Massanell Lavilla	—	120,000	17,000	—	56,000	8,000	201,000
Mr. Ignacio Moreno Martínez	—	120,000	9,000	—	19,600	—	148,600
Mr. Javier de Paz Mancho	—	120,000	13,000	—	118,267	—	251,267
Mr. Chang Xiaobing	—	120,000	—	—	—	—	120,000

1	Wage: Non-variable compensation accrued by the Director for discharging executive duties.
2	Fixed Payment: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Board of Directors, irrespective of affective attendance by the Director at Board Meetings.
3	Attendance fees: Amounts payable for attendance to meetings of the Advisory or Control Committees, and the various Regional Advisory Committees in Spain (Valencia, Andalusia and Catalonia)
4	Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) for a period equal to or up to a year, corresponding to 2012 and paid in 2013. It is stated Ms. Eva Castillo Sanz was appointed Chairwoman of Telefónica Europe on September 17, 2012, date of commencement, therefore, of her executive duties within Telefónica Group. Concerning the bonus referred to 2013, to be paid during 2014, the Executive Directors will perceive the following amounts: Mr. César Alierta Izuel 3,050,000 Euros, Mr. José María Álvarez-Pallete López 2,900,000 Euros and Mrs. Eva Castillo Sanz 1,463,712 Euros.
5	Fixed Payment Board Committees: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Executive Committee or Advisory or Control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.
6	Other items: Includes, inter alia, amounts paid for membership of the Regional Advisory Committees in Spain (Valencia, Andalusia and Catalonia) and other “in- kind compensation” (such as general medical insurance and dental coverage), paid by Telefónica, S.A .

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In addition, to detail the amounts included in the preceding table, the following table presents the specific compensation paid to Directors of Telefónica for membership of the various Advisory or Control Committees in 2013, including both fixed payments and fees for attending meetings:

TELEFÓNICA, S.A. ADVISORY OR CONTROL COMMITEES

(Euros)

Director	Audit and Control	Nomination, Compensation and Corporate Governance	Human Resources, Reputation and Corporate Responsibility[1]	Regulation	Service Quality and Customer Service	International Affaires[1]	Innovation	Strategy	Institutional Affaires[1]	TOTAL 2013
Mr. César Alierta Izuel	—	—	—	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	5,667	18,200	—	—	23,867
Mr. Julio Linares López	—	—	—	—	—	—	—	9,533	17,067	26,600
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—	—	—	—
Mr. José Fernando de Almansa Moreno-Barreda	—	—	—	14,200	—	10,334	—	20,200	10,533	55,267
Ms. Eva Castillo Sanz	—	—	—	—	—	—	—	—	—	—
Mr. Carlos Colomer Casellas	19,933	18,200	—	—	13,200	—	33,400	—	—	84,733
Mr. Peter Erskine	—	22,200	—	—	—	—	20,200	31,400	—	73,800
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—	—	—	—	—
Mr. Alfonso Ferrari Herrero	21,200	33,400	6,667	14,200	14,200	5,667	—	20,200	11,533	127,067
Mr. Luiz Fernando Furlán	—	—	—	—	—	4,667	—	—	—	4,667
Mr. Gonzalo Hinojosa Fernández de Angulo	24,933	22,200	6,667	17,933	13,200	5,667	—	21,200	11,533	123,334
Mr. Pablo Isla Álvarez de Tejera	—	20,200	4,667	14,933	4,667	—	—	—	—	44,467
Mr. Antonio Massanell Lavilla	19,200	—	4,667	—	25,400	—	15,200	—	8,533	73,000
Mr. Ignacio Moreno Martínez	10,533	—	—	9,533	8,533	—	—	—	—	28,600
Mr. Francisco Javier de Paz Mancho	—	—	11,333	14,200	8,533	5,667	—	—	11,533	51,267
Mr. Chang Xiaobing	—	—	—	—	—	—	—	—	—	—

1	The Human Resources, Reputation and Corporate Responsibility Committee and International Affairs Committee were disbanded on May 31, 2013. The Institutional Affairs Committee was established on the same date.

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On the other hand, the following table presents an individual breakdown of the amounts received from other Telefónica Group companies other than Telefónica, S.A., by Company’s Directors for discharging executive duties or for membership of the companies’ governing bodies and/or Advisory Boards of such companies:

OTHER TELEFÓNICA GROUP COMPANIES

(Euros)

Director	Wage / Compensation[1]	Fixed payment[2]	Attendance fees[3]	Short term variable compensation[4]	Fixed payments Board Committees[5]	Other items[6]	Total
Mr. César Alierta Izuel	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. Julio Linares López	—	—	—	—	—	300,000	300,000
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. José Fernando de Almansa Moreno-Barreda	—	163,427	—	—	—	120,000	283,427
Ms. Eva Castillo Sanz	—	38,353	—	—	—	—	38,353
Mr. Carlos Colomer Casellas	—	—	—	—	—	70,000	70,000
Mr. Peter Erskine	—	—	—	—	—	74,202	74,202
Mr. Santiago Fernández Valbuena	1,287,446	—	—	1,360,418	—	198,267	2,846,131
Mr. Alfonso Ferrari Herrero	—	75,531	—	—	—	120,000	195,531
Mr. Luiz Fernando Furlán	—	95,324	—	—	—	160,000	255,324
Mr. Gonzalo Hinojosa Fernández de Angulo	—	21,876	—	—	—	90,000	111,876
Mr. Pablo Isla Álvarez de Tejera	—	—	—	—	—	—	—
Mr. Antonio Massanell Lavilla	—	—	—	—	—	60,000	60,000
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	128,248	—	—	—	120,000	248,248
Mr. Chang Xiaobing	—	—	—	—	—	—	—

1	Wage: Non-variable compensation accrued by the Director for discharging executive duties of any Telefónica Group company.
2	Fixed Payment: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Board of Directors, irrespective of affective attendance by the Director at Board Meetings of any Telefónica Group company.
3	Attendance fees: Amounts payable for attendance to meetings of the Board of Directors or similar bodies of any Telefónica Group company.
4	Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year referred to 2012 and paid during 2013 by any Telefónica Group Company. Concerning the bonus referred to 2013, the amount that will perceive the Executive Director Mr. Santiago Fernández Valbuena is 1,441,424 Euros.
5	Fixed Payment Board Committees: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Executive Committee or Advisory or Control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.
6	Other items: Includes, inter alia, amounts paid for membership of Regional and Business Advisory Committees (Europe, Latam and Digital) and other “in- kind compensation” (such as general medical insurance and dental coverage), paid by any Telefónica Group Company.

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Furthermore, as explained in the Compensation policy section, Executive Directors receive a series of employee benefits. The following table presents a breakdown of contributions made in 2013 by the Company to long-term savings schemes (Pension Plans and Pension Plan for Senior Executives):

LONG-TERM SAVINGS SCHEMES

(Euros)

Director	Contributions 2013 by the Company
Mr. César Alierta Izuel	1,023,193
Mr. José María Álvarez-Pallete López	550,436
Ms. Eva Castillo Sanz	393,796
Mr. Santiago Fernández Valbuena	142,559

The following table presents a breakdown of the long-term savings schemes, comprising contributions to Pension Plans and the Pension Plan:

(Euros)

Director	Contributions to Pension Plans	Contributions to Benefits Plan[1]
Mr. César Alierta Izuel	8,402	1,014,791
Mr. José María Álvarez-Pallete López	9,468	540,968
Ms. Eva Castillo Sanz	8,402	385,394
Mr. Santiago Fernández Valbuena	115,031	27,528

1	Contributions to the Pension Plan for Executives set up in 2006, funded exclusively by the Company to complement the existing Pension Plan. It entails defined contributions equivalent to a certain percentage of the Director´s fixed remuneration in accordance with their professional category within the Telefónica Group´s organization.

Life insurance premiums paid in 2013 are as follow:

LIFE INSURANCE PREMIUMS

(Euros)

Director	Life insurance premiums
Mr. César Alierta Izuel	103,858
Mr. José María Álvarez-Pallete López	39,842
Ms. Eva Castillo Sanz	19,802
Mr. Santiago Fernández Valbuena	3,028

Regarding share-based payment plans (those exclusively for Executive Directors), there were two long-term variable compensation plans in place in 2013:

The “Performance Share Plan” (“PSP”) approved at the General Shareholders’ Meeting of June 21, 2006, whose fifth and final phase began in 2010 and ended in July 2013.

It is hereby stated that regarding the fifth phase of this Plan (2010-2013), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to Executive Directors.

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The so-called “Performance & Investment Plan” (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011 whose first phase began in 2011 and will end in July 2014, second phase began in 2012 and will end in July 2015, and third phase began in 2013 and will end in July 2016. It is hereby stated that the number of shares assigned and the maximum possible number of shares to be received by the Directors of Telefónica for discharging executive duties in each phase, if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met, are as follows:

First phase / 2011-2014

Directors	Theoretical shares assigned	Maximum number of shares*
Mr. César Alierta Izuel	249,917	390,496
Mr. Julio Linares López	149,950	234,298
Mr. José María Álvarez-Pallete López	79,519	124,249
Mr. Santiago Fernández Valbuena	79,519	124,249

*	Maximum possible number of shares to be received if the co-investment requirement and maximum target TSR are met.

Second phase / 2012-2015

Directors	Theoretical shares assigned	Maximum number of shares*
Mr. César Alierta Izuel	324,417	506,901
Mr. Julio Linares López(1)	13,878	21,686
Mr. José María Álvarez-Pallete López	188,131	293,955
Ms. Eva Castillo Sanz	95,864	149,787
Mr. Santiago Fernández Valbuena	103,223	161,287

(1)	The number of shares assigned to Mr. Linares was calculated in proportion to the time he discharged executive duties as Chief Operating Officer –COO- (from July 1, 2012 to September 17, 2012) during the second phase of the Plan.
*	Maximum possible number of shares to be received if the “co-investment” requirement and maximum target TSR are met.

Third phase / 2013-2016

Directors	Theoretical shares assigned	Maximum number of shares*
Mr. César Alierta Izuel	324,000	506,250
Mr. José María Álvarez-Pallete López	192,000	300,000
Ms. Eva Castillo Sanz	104,000	162,500
Mr. Santiago Fernández Valbuena	104,000	162,500

*	Maximum possible number of shares to be received if the “co-investment” requirement and maximum target TSR are met.

In addition, to reinforce Telefónica’ s status as a global employer, with a common remuneration culture throughout the Company, to encourage all Group employees to take an equity interest, and to motivate employees and boost their loyalty, at the Company’s General Shareholders’ Meeting of June 23, 2009, shareholders approved the introduction of a Telefónica, S.A. share incentive plan, the “Global Employee Share Plan” (“GESP”) for all employees of the Group worldwide (including executives and Executives Directors).

Under this plan, employees that meet the qualifying requirements are offered the possibility of acquiring Telefónica, S.A. shares, for a period of up to 12 months (the acquisition period), with this company assuming the obligation of giving participants a certain number of shares free of charge. The maximum sum each employee can assign to this plan is 1,200 euros, while the minimum is 300 euros. Employees who remain at the Telefónica Group and retain their shares for an additional year after the acquisition period (the consolidation period) will be entitled to receive one free share per share acquired and retained until the end of the consolidation period.

During the first phase of this Plan (2010-2012), Directors participating, as they discharged executive duties in the Group, acquired a total of 604 shares (including free shares received under the general terms and conditions of the Plan).

Later, for the second phase of the Plan (2012-2014), approved at the General Shareholders’ Meeting of May 18, 2011, the Executive Directors that decides to take part contributing the maximum (i.e. 100 euros a month, over 12 months), had acquired a total of 328 shares.

It should be noted that the external Directors do not receive and did not receive in 2013 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’ s share price.

In addition, the Company does not grant and did not grant in 2013 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica as a listed company in that market.

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Senior executives’ compensation

Meanwhile, the Executives considered as Senior Executives (1) of the Company in 2013, excluding those that are also members of the Board of Directors, received a total, in 2013, of 9,709,715 euros.
In addition, the contributions by the Telefónica Group in 2013 with respect to the Benefits Plan for Senior Executives described in Note on “Revenue and Expenses” for these Executives amounted to 1,179,905 euros. Contribution to the Pension Plan amounted to 411,287 euros and compensation in kind (including life and other insurance premiums such us general medical and dental insurance) to 118,031 euros.

Also, it is hereby stated that regarding the fifth phase of the “Performance Share Plan” (“PSP”) (2010-2013), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to the Executives.

Regarding the above mentioned “Performance and Investment Plan” (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011, a total of 422,344 shares were assigned to the Executives considered Senior Executives of the Company in the first phase (2011-2014), 623,589 shares in the second phase (2012-2015), and 650,000 shares in the third phase (2013-2016).

Finally, regarding the first phase of the “Global Employee Share Plan” (“GESP”) (2010-2012), Executives participating acquired a total of 872 shares (including free shares received under the general terms and conditions of the Plan). Regarding the second phase of the “Global Employee Share Plan” (“GESP”) (2012-2014), the Executives taking part and contributing the maximum (i.e. 100 euros a month, over 12 months), have acquire a total of 443 shares.

(1)	For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOs, including the person in charge of the internal audit.

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Management report 2013 (1)

Business Model

The Telefónica Group is one of the world’s leading mobile and fixed communications services providers. Its strategy is to become a leader in the new digital world and transform the possibilities it brings into reality.

Telefónica aim is to reinforce its position as an active player in the digital world capable of seizing all the opportunities afforded by its global scale and its industrial and strategic alliances.

Telefónica has a regional and integrated management model. The current organizational structure was defined in 2011 and its implementation continued through 2013.The different operations of the Telefónica Group, are organized around two geographic regions, Europe and Latin America, together with other Global Units. Telefónica Europe comprised, at year-end, the Spain, United Kingdom, Germany, Czech Republic, Slovakia and Ireland operations. Latin America includes operations in Brazil, Argentina, Peru, Chile Venezuela and Central America (El Salvador, Guatemala, Nicaragua, Panama and Costa Rica), Colombia, Mexico, Ecuador and Uruguay. Telefónica Digital is a global business division of Telefónica. Its mission is to seize the opportunities within the digital world and deliver new growth for Telefónica through research and development, venture capital, global partnerships and digital services.

Telefónica Global Resources is a global unit that aims to support the profitability and sustainability of the business by leveraging economies of scale, as well as by driving Telefónica’s transformation into a fully global company. Its goal is to maximize Telefónica’s economies of scale while seeking greater efficiencies for the company, through, among other strategies, simplification, standardization, rationalization and consolidation, global procurement and the management of Telefónica’s non-strategic assets.

In 2013, with the aim of strengthening direct contact with both retail and corporate clients in order to accelerate the transformation of the company into a digital telecommunications company, the Global Chief Marketing Officer position was created, which oversees all the related commercial areas, encompassing product, service, channels, handset and pricing policies, as well as advertising and brand strategies. Furthermore, Telefónica Global Solutions unit is facing the increasing complexity of enterprise market is increasingly adopting digital solutions.

Telefónica Europe and Telefónica Latin America’s aim is to generate sustainable growth through available means and the support of the Telefónica Group. In this report two differentiated segments are presented: Telefónica Europe (T. Europe) and Telefónica Latin America (T. Latin America).

The Telefónica’s Group strategy aims to:

•	Improve the customer experience in order to continue increasing accesses.

•	Lead growth:

•	Drive forward the penetration of smart phones in all markets in order to raise the rate of growth of mobile data by monetizing their increasingly widespread use.

•	Defend our competitive positioning, and leverage our customer knowledge.

•	Develop the growth opportunities that have arisen in an increasingly digital context, such as media, financial services, cloud, security, advertising, M2M, e-Health, etc.

•	Capture the opportunity in the business areas.

•	Continue working on the transformation of the Group’s operating model:

•	Increase the modernization of networks in markets where we operate through technological advances and the acquisition of spectrum.

•	Maximize the benefits of economies of scale to increase efficiency.

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•	Simplify the operative model.

•	Reduce legacy cost, especially legacy network costs.

In addition, Telefónica maintains an industrial alliance with Telecom Italia, S.p.A and a strategic alliance with China Unicom in which the Group holds a 5% stake. Furthermore, in order to unlock the value of Telefónica’s scale, the “Partners” program was created in 2011, and now includes five operators (Bouygues, Etisalat, Sunrise, Megafon and O2 CZ). The Partners Program is an initiative that makes available to selected operators and under commercial terms a host of services that allows partners to leverage on Telefónica’s scale and to cooperate on key business topics (roaming, services to multinationals, procurement, devices, etc.).

Elsewhere, in 2013 Telefónica Europe’s portfolio was restructured through a sale agreement of operations in the Czech Republic, which was closed in January 2014 after obtaining regulatory approval, and in Ireland, pending regulatory approval, and with the announcement of the acquisition of E-Plus by Telefónica Germany to form the leading operator in the European market.

Non-controlling interests are split into two groups. The first group consists of subsidiaries listed in a regulated market such as Telefónica Brasil or Telefónica Deutschland, the shareholder bases of which are quite dispersed and for which Telefónica protects non-controlling interests in compliance with the regulations of the market in which they are listed. The second group consist of subsidiaries with significant non-controlling interests with which agreements are entered into to guarantee their rights as non-controlling interests are protected, and (in certain cases such as Colombia Telecomunicaciones) where specific commitments also exist through corporate actions (see Note 21.b).

The Company has a governance system, which applies to Telefónica’s entire structure. Pursuant to the Company’s commitment to its shareholders, the Board of Directors, supported by its Committees, manages the Company’s business in accordance with the corporate governance rules laid down primarily in the Corporate By-laws, Regulation of the General Shareholders’ Meeting, and Regulation of the Board of Directors.

Telefónica’s Board of Directors consists of 18 directors and is responsible for overseeing and controlling the Company’s activity. It has sole powers regarding general strategy and policies on corporate governance, corporate social responsibility, remuneration of the Board and senior management, shareholder remuneration, and strategic investments.

In order to strengthen the corporate governance of the Company, the board of directors of Telefónica, S.A. has eight committees (including the Executive Commission) which are charged with examining and overseeing areas of particular relevance. Pursuant to its regulation, the Board also confers responsibility for day-to-day management of the businesses on Telefónica’s executive bodies (primarily through the Executive Committee) and management team.

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Economic results of Telefónica, S.A.

Telefónica, S.A. obtained net profit of 664 million euros in 2013. Highlights of the 2013 income statement include:

•	Revenue from operations, amounting to 11,003 million euros has increased significantly year on year, primarily due to the higher amount of dividends received from Group companies and associates. The most significant variation comes from Telefónica Internacional, S.A.U. with 4,500 million euros (1,500 million euros in 2012) and Telefónica Europe, plc. with 1,309 million euros (575 million euros in 2012).

•	The figure of “Impairment and gains (losses) on disposal of financial instruments” amounting to 7,990 million euros has increased considerably compared to 2012 due to impairment charges recognized to investments in Telefónica Brasil, S.A. and Sao Paulo Telecomunicaçoes, S.A. totalling 3,863 million euros (in 2012 the write down was 103 million euros). Related with the decrease in this investment value it must be highlighted the Brazilian real devaluation of 17% since 2012.

•	Net financial expense totaled 2,491 million euros in 2013, compared to 2,216 million euros in 2012. This was mainly due to finance costs with Group companies and associates, of which the largest came from Telefónica Europe, B.V. amounting to 238 million euros (388 million euros in 2012) and Telefónica Emisiones, S.A.U. totaling 1,712 million euros (1,607 million euros in 2012).

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Investment activity

2013

On April 29, 2013, Telefónica, S.A. signed an agreement with Corporación Multi Inversiones (“CMI”) to incorporate jointly a Spanish company to manage the Group’s assets in Guatemala, El Salvador, Nicaragua and Panama.

The resulting company, Telefónica Centroamérica Inversiones, S.L. (“TCI”) was incorporated through the initial contribution by Telefónica, S.A. of its entire shareholdings in Guatemala and El Salvador, along with 31.85% of its interest in Telefónica Móviles Panamá, S.A. at its net carrying amount equivalent to 633 million euros. The new company was incorporated and the corresponding contributions made on June 7, 2013.

On August 2, 2013 and having obtained the necessary regulatory authorisations, TCI’s capital was increased in 500 million US dollars (equivalent to 377 milliion euros on the payment date), subscribed in full by TLK Investments, C.V., thereby completing the operation. Consequently, TLK Investments, C.V. holds a 40% interest in TCI and Telefónica, S.A. the remaining 60%. On the same date, Telefónica, S.A. sold the remainder of its stake in Telefónica Móviles Panamá, S.A. (24.5%) for 83 million euros.

On November 5, 2013, Telefónica announced that it had reached an agreement to sell 65.9% of the capital of Telefónica Czech Republic, a.s. (“Telefónica Czech Republic”) to PPF Group N.V.I. (“PPF”) for, approximately, 306 Czech crowns/share (around 2,467 million euros at the agreement date). This consideration shall be settled in two tranches:

(i)	2,063 million euros in cash on completion of the sale; and

(ii)	404 million euros in cash as a deferred payment over four years.

Subsequent to the transaction, Telefónica will hold a stake of 4.9% in Telefónica Czech Republic.

At the date of the agreement, Telefónica, S.A. measured its stake in Telefónica Czech Republic at its total market value, recognising a provision for its investment portfolio of 643 million euros under the “Impairment losses and gains (losses) on disposal of financial instruments” heading of the income statement.

The agreed price for the stake being sold, updated at year end exchange rates, has been reclassified to the “Non-current assets held for sale” heading for 2,302 million euros until the pertinent authorisations were received from the regulators (which had not been received at the date of these financial statements). The market value of the 4.9% stake that it is retaining totaling 178 million euros has been reclassified to the “Equity instruments” heading under non-current financial assets.

On September 24, 2013, Telefónica and the other shareholders of the Italian company Telco, S.p.A. (which holds a 22.4% stake with voting rights of Telecom Italia, S.p.A.) reached an agreement whereby Telefónica, S.A. subscribed and paid out a share capital increase in Telco, S.p.A., through a cash contribution of 324 million euros, in exchange for shares with voting rights in Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remains unchanged (i.e. 46.18%, as Telefónica currently holds), although its interest in the total share capital of Telco, S.p.A. is increased to 66%.

2012

In April, 2012, Telefónica Móviles Colombia, S.A. (a company fully owned by the Telefónica Group), the Colombian government (hereinafter “the Government”) and Colombia Telecomunicaciones, S.A. ESP (a company 52% owned by Telefónica Group and 48% by the Government) reached a final agreement to restructure their wireline and wireless businesses in Colombia. The agreement led to the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., resulting in Telefónica holding 70% of the share capital of the resulting company and the Government the remaining 30%, based on the valuations of the companies used to determine said shareholdings Telefónica, S.A. held a direct shareholding of 49.42% in Telefónica Móviles Colombia, S.A., holding 18.51% of the merged company after the merger. This transaction did not alter the cost of the investment held by the Company.

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Telefónica started to reorganize its business in Latin America during 2012. As part of this process, on October 10, 2012 and November 7, 2012 two new companies – Telefónica América, S.A. and Telefónica Latinoamérica Holding, S.L. – were incorporated, both of which are jointly controlled by Telefónica, S.A. and Telefónica Internacional, S.A.U. On December 13, 2012, Telefónica Latinoamérica Holding, S.L. performed two consecutive capital increases. In the first, Telefónica, S.A. contributed its shareholding in Latin American Cellular Holdings, B.V. at its carrying amount of 1,749 million euros. In the second, Telefónica Internacional, S.A.U. contributed 100 million euros in cash. Telefónica, S.A. a held 94.59% in this company subsequent to the capital increase. In addition, on December 18, 2012, Telefónica, S.A. sold its non-controlling interest in Telefónica de Perú, S.A.A. to Telefónica Latinoamérica Holding, S.L. for 4 million euros. The share transfer was performed at the price quoted on the Peruvian stock market of 2.3 PEN per share, and gave rise to gains of 1 million euros, recognized under the income statement caption “Gains (losses) on disposal and other gains and losses”.

Telefónica also commenced the reorganization of its subsidiaries in Chile. During the first quarter of 2012, Inversiones Telefónica Móviles Holding, Ltd. distributed a dividend in kind comprising the shareholding in Inversiones Telefónica Fija, S.A. at its net carrying amount totaling 67 million euros. Meanwhile, on November 19, 2012, Telefónica Chile Holdings, B.V. was incorporated with share capital of 1 euro. On December 10, 2012, it increased its share capital, which was subscribed by the Company in exchange for the Company’s shareholding in Inversiones Telefónica Fija, S.A. Finally, on December 24, 2012, Telefónica Chile Holdings, B.V. increased its share capital, subscribed in full by Telefónica, S.A. for 405 million euros, paid in cash.

In April 2012, Telefónica, S.A. subscribed to various share capital increases in Telefónica Móviles México, S.A. de C.V. totaling 1,668 million Mexican pesos (97 million euros) in order to provide the subsidiary with the funds needed to pay for the spectrum licenses acquired in 2011.

On May 31, 2012 the Board of Directors of Telefónica, S.A. ratified the refinancing proposal that Telco, S.p.A. had submitted for approval by its partners. This refinancing involved increasing share capital by 277 million euros and subscribing a bond of 208 million euros, as well as renewing the existing bond of 600 million euros

Impairment provisions in investments

At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimate is made based on the discounted cash flows to be received from each subsidiary in its functional currency, net of the liabilities associated with each investment (mainly net borrowings and provisions) and translated to euros at the official closing rate of each currency at December 31, 2013.

As a result of these estimations and the effect of the net investment hedge in 2013, an impairment provision of 7,998 million euros was recognized (5,312 million euros in 2012). This amount derives mainly from the following companies:

(a) write down recognized for Telefónica Europe, plc. (2,423 million euros in 2013 and 3,682 million euros in 2012), less 70 million euros (82 million euros in 2012) for the effect of the net investment hedge.

(b) write down of 2,947 million euros for Telefónica Brasil, S.A. (69 million euros in 2012) and 916 million euros (34 million euros in 2012) for Sao Paulo Telecomunicaçoes, S.A.

(c) write down of 359 million euros for Telco, S.p.A. (1,305 million euros in 2012), the holding company of Telecom Italia. After the adjustment registered, the investment in Telecom Italia, S.p.A. through Telco, S.p.A. is valued at 1 euro per share (1.2 euros per share at December 31, 2012).

(d) write down recognised by Telefónica Czech Republic of 643 million euros (no impairment registered in 2012) explained at the beginning of this Note.

(e) write down of 211 million euros for Telefónica México, S.A. de C.V. (32 million euros in 2012).

The write down of Telefónica Europe, plc. is mainly due to the net impact of the fluctuation in the pound sterling exchange rate (decrease of 2.1%), the impact of the 1,309 million-euro dividend distribution in 2013 and, as a minor effect, the changes in the present value of the expected turnover of the subsidiary. The estimate of GDP growth in United Kingdom, prepared by International Monetary Fund and analysts, has been downgraded by 0.3% since the one elaborated 18 months ago. This change in expectations, as well as the thighter competitive pressure, has been reflected in the decrease of Operating Income before Depreciation and Amortizacion (OIBDA) used to calculate future cash flows. The decrease in average OIBDA margin used in 2013 compared to 2012 has been 4.4. p.p.

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The write down of the stake in Telefónica Brasil, S.A. and Sao Paulo Telecomunicaçoes, S.A. results from the fluctuation in the Brazilian real exchange rate (decrease of 16.5%), changes in the present value of the expected turnover of the subsidiary, and the 655 million-euro dividend distribution, including dividends received from Sao Paulo Telecommunicaçoes. The effect of the changes in the macroeconomic scenario has been significantly important in Brazil. The estimate of GDP growth in the country, prepared by International Monetary Fund and analysts, has been downgraded by half since the one elaborated 18 months ago (estimate of 5.7% at the end of 2013 since 11.3% in June 2012). This change in expectations, has been reflected in the decrease of Operating Income before Depreciation and Amortizacion (OIBDA) used to calculate future cash flows. The decrease in average OIBDA margin used in 2013 compared to 2012 has been 2.75 p.p.

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Share price performance

The main European markets were up in 2013 (EStoxx-50: +17.9%) for the first time in three consecutive years, off the back of fewer concerns about the eurozone crisis, greater confidence among investors in the efforts being made by periphery states to cut their debt levels, and how the US has managed its stimulus packages. The DAX outperformed the rest of Europe climbing 25.5%, followed by the Ibex-35 (+21.4%), the CAC-40 (+18.0%), the FTSEMIB (+16.6%) and the FTSE-100 (+14.4%).

The Spanish ten-year bond yield closed 2013 at 4.1% (5.2% in 2012), while the risk premium steadily fell over the year to 218.3 basis points at year end (388.7 basis points at year-end 2012).

Against this backdrop, Telefónica shares rose by 16.1% to 11.84 euros per share at year-end 2013. Meanwhile, the European sector benchmark index (DJ Stoxx 600 Telecommunications) rebounded by 32.1%, outperforming the market in general thanks to a rise in corporate actions in the telecommunications sector, expectations about the sector’s consolidation and a more favourable regulatory environment, and a re-rating of the sector due to a widening of the EV/EBITDA multiple. It is noteworthy that the operators enjoying the greatest upticks in share price were those directly or indirectly affected by corporate actions: BT (+64.2%); Vodafone (+53.4%); Deutsche Telekom (+44.6%); Telenor (+28.9%); Orange (+7.9%); Telecom Italia (+5.6%); KPN (+4.0%) and Telefónica Deutschland (+3.9%). In contrast, PT shares slumped by 15.7%.

The total return on Telefónica shares in 2013 was 19.6% (including the dividends distributed throughout 2013), compared to a negative performance over the last three years (-17.8% in 2012; -12.1% in 2011; -6.4% in 2010).

At the 2013 year end, Telefónica featured among the world’s ten largest telecommunications company by market cap (53,861 million euros vs. 46.375 million euros in 2012).

Daily trading volume in Telefónica shares on Spain’s continuous market was 35.8 million shares in 2013 (42.9 million shares in 2012).

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Research, development and innovation

Telefónica remains firmly committed to technological innovation as an essential tool for achieving competitive advantages, anticipating market trends and differentiating its products. By introducing new technologies and developing new products and business processes, we seek to become a more effective, efficient and customer-oriented Group.

Telefónica has developed an open innovation model for the management of technological innovation to boost the application of technical research in the development of new commercial products and services. Telefónica focuses on certain applied research and development (R&D) priorities that are aligned with its strategy. Open innovation initiatives driving this model include the creation of a venture capital fund and involvement in business collaboration forums, among others. The model also promotes the use of knowledge developed at technology centers, universities and start-ups, among other sources, and encourages innovation in conjunction with other agents (e.g. customers, universities, public administrations, suppliers, content providers and other companies), making them “technological partners.” Telefónica believes it cannot rely solely on acquired technology to differentiate its products from those of its competitors and to improve its market positioning. It is also important to encourage R&D initiatives in an effort to achieve this differentiation and make inroads in other innovation activities. The Group’s R&D policy is geared towards:

•	developing new products and services in order to win market share;

•	boosting customer loyalty;

•	increasing revenue;

•	enhancing innovation management;

•	improving business practices;

•	increasing the quality of infrastructure services to improve customer service and reduce costs;

•	promoting global products;

•	supporting open innovation; and

•	creating value from the technology generated.

In 2013, the technological innovation projects undertaken focused on sustainable innovation, process efficiency, creation of new revenue streams, customer satisfaction, consolidation of operations in new markets and technological leadership.

Technical innovation activities are a key part of Telefónica’s strategy of creating value through latest-generation network communications and services.

In 2013, projects were undertaken to promote greater access to information technology, new services focused on new internet business models, advanced user interfaces, TV distribution, multimedia content and other broadband services. These initiatives, among others, were undertaken based on our objective of rapidly identifying emerging technologies that could have a relevant impact on our businesses and pilot testing these technologies in new services, applications and platform prototypes.

Most of our R&D activities are carried out by Telefónica Investigación y Desarrollo, S.A.U. (Telefónica I+D), a wholly-owned subsidiary, which works mainly for the lines of business. In its operations, Telefónica I+D receives the assistance of other companies and universities. Telefónica I+D’s mission is centered on enhancing the Company’s competitive positioning by leveraging technological innovation and product development. Telefónica I+D undertakes experimental and applied research and new product development with the overriding goal of broadening the range of services offered and reducing operating costs.

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Telefónica I+D’s technological innovation activities focus on certain areas:

Telefónica I+D’s works on new networks, primarily in collaboration with Telefónica’s Global Resources team. These activities are related with radio access technologies and fiber; network virtualization technologies, in line with the technology trend known as software defined networks (SDN); and network optimization and zero touch developments making networks more flexible and moldable and able to adapt dynamically to new digital consumer and service requirements.

R&D activities to develop new products and services are conducted as part of Telefónica Digital’s strategy. Indeed, Telefónica I+D’ has been the origen of many activities and products of Telefónica Digital. These activities include the following:

•	Natural P2P communication of the future, using the Internet, Web 2.0 and smartphones.

•	Video and multimedia services (combining text, audio, images and video) offering a user experience in all connected devices.

•	Advanced solutions in emerging ITC businesses such as cloud computing, security, financial services or e-health.

•	M2M (machine-to-machine) service management associated with energy efficiency and mobility and with the Internet of Things and their adoption in the urban and industrial scenario, and as a service creation enabler.

•	Making use of user communication profiles to exploit opportunities to operate different products and business models (marketing campaigns, target marketing, contextual services, churn reduction, cross-selling, etc.)

Telefónica I+D’s also boasts scientific work groups with a more medium- to long-term focus and aim to look into opportunities relating to new networks and services and solutions to the technological challenges that arise.

At December 31, 2013, Telefónica I+D had 689 employees (667 employees in 2012).

Total I+D expense for 2013 amounted to 1,046 million euros, down 2.4% from the 1,071 million euros incurred in 2012. This expense represents 1.8% and 1.7% of the Group’s consolidated revenue for 2013 and 2012, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development (OECD).

In 2013, Telefónica registered 82 patents (87 patents in 2012), 70 of which were registered with the Spanish Patent and Trademark Office and (OEPM for its initials in Spanish) and 12 with the United States Patent and Trademark Office (USPTO). Of the patents pending with the OEPM, 57 European (EP) applications, and 13 international (PCT) applications.

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Environment

Objectives and policies related to environmental management and the control of environmental risks.

Telefónica has an integrated Green ICT and Environmental strategy, with three converging objectives. The first is focused on the management of environmental risks, the second on the promotion of internal eco-efficiency, and the third on taking advantage of business opportunities, to provide integrated telecommunications services that promote a low carbon economy.

The Group maintains an Environmental Policy applicable to all the companies and a Global Environmental Management System that ensures compliance with local environmental legislation and continually improves management processes. Our business operations are not by nature particularly harmful to the environment, but we have a massive geographical deployment which makes it essential that environmental management is based on standardised procedures.

Currently over 60% of the Group companies, which represent 70% of global billing, have Environmental Management Systems in accordance with ISO 14001 and certified by an external entity.

Guidelines

Telefónica’s activities are regulated, in environmental matters, by local laws, especially in activities related to our network infrastructure. These activities entail obtaining environmental permits for operations, waste management, noise control, and the monitoring of electromagnetic fields.

In addition, Telefónica extended its environmental control over suppliers and contractors to ensure correct environmental management. To this end, in addition to incorporating environmental clauses in all the contracts, environmental educational initiatives are carried out, along with audits to monitor the supply chain.

Main initiatives aimed at improving environmental quality and management results

Among the main initiatives carried out by the Group to effectively manage the environmental aspects of its operations, is the optimal selection of sites for the rollout of the network, promoting the sharing of infrastructure with other operators – over 30,000 sites in 2013, and the development of technical evaluations to reduce the visual impact of antennas.

The waste generated during the construction and maintenance of the network, is managed by qualified managers, in compliance with environmental legislation and prioritising the following points in order set out below: reduction, reuse and recycle. On average, the waste management processes for reusing and recycling generate revenues for the company of around 80 million euros annually.

The Telefónica Climate Change and Energy Efficiency Office is responsible for the energy efficiency processes and the reduction of the carbon footprint. 85% of the Group’s CO2 emissions come from the networks, for which reason Telefónica has a structured corporate governance model and an energy manager in each country to ensure the correct management of energy and carbon. Telefónica has corporate objectives for the reduction of energy and emissions. 30% of electricity consumption in the network in 2015 and 30% of the CO2 in 2020; both for customer equivalent access.

Despite the intensive programmes to rollout the network, thanks to the energy efficiency activities, the electricity consumption of the Group’s network grew an average of 1% annually since 2010. Similarly, the Group’s CO2 emissions remained practically stable in the last 3 years.

Consequently, the Group’s employees are a fundamental pillar in the company’s environmental performance, and therefore the different companies develop specific training programmes and initiatives to raise awareness.

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Human Resources

Social objectives and policies

At Telefónica people are important and are the core of the business, representing one of the Group’s greatest assets. The aim is to build capacities in people, the culture and the organisation in order to become a Digital Telco.

Our vision is based on three main pillars:

•	To construct and develop people’s capacity and ensure the company’s diversity strategy in its recruiting, empowering the best professionals and future leaders.

•	To accelerate the transformation of Telefónica, raising awareness regarding the necessity and urgency of this transformation.

•	To encourage the productivity of employees with a headcount that is more adapted to the business and ensures the correct management of the company’s simplification process.

Telefónica faces a great transformation in order to continue as a leader in the new digital environment. Therefore, human resources policies have been rolled out to create a work environment in which each professional contributes the best they have to offer. As a result of these policies, in the Global Climate and Commitment index that was carried out in the final months of the year, Telefónica, S.A. reached 76%, with a participation percentage of 72.5% of the people invited. Among the aspects where the Company made the greatest progress, we would highlight the leadership of employees’ immediate managers and the pride of belonging to the group.

Employee training

Telefónica employees have access to a wide range of training options thanks to the opportunities that the Company makes available to all its professionals. These opportunities are structured using different tools, through both on-site training and online training via the a+ platform.

The Universitas Telefónica campus is the nexus where Telefónica’s culture and values flourish. In 2013 the number of employees receiving training through this channel increased over 60% with respect to the previous year. The strategic programmes, events, as well as the “off-shore Universitas” that involve on-site training in places away from the campus, have increased.

The Social Learning model with the A+ platform has consolidated, with over 47,000 students and over 380,000 accesses in the corporate schools, doubling the number of students who benefited from its educational initiatives the previous year.

In 2013, over 37,900 training initiatives were carried out. For the Company, managing knowledge is a priority. In 2013, the cost of training amounted to over 1.4 million euros, 21.6% higher than the previous year.

Equality in Diversity at Telefónica

Diversity is a key value at Telefónica. The work of men and women of different nationalities, cultures, ethnic groups, histories, generations and abilities make the Group’s growth possible. The company makes an effort to offer employees the same opportunities, without losing sight of the fact that each worker is unique. Telefónica believes that equality opens the way for enrichment and professional development, something that positively impacts innovation and efficiency and, therefore increases the quality of the services provided to customers.

The headcount distribution by gender and professional scales has been disclosed in Note 19.4.

Telefónica has a “Women in Leadership” programme that seeks to establish a solid network of female leaders that extends throughout Telefónica’s European companies. These initiatives seek to promote female talent among the leaders in the sector.

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Telefónica is committed to society and makes important investments in innovation related to social innovation and initiatives in favour of the disabled. Among other initiatives, we would highlight the “Telefónica Ability Awards” which recognise the companies or institutions that have incorporated the disabled into their value chains, and developed sustainable business models that integrate solutions, products, and services that meet the needs of disabled people and promote their incorporation into society.

Occupational health and safety

One of Telefónica’s priorities is to offer its staff the best possible working conditions at their place of work or when they are on the move.

As per its Business Principles, Telefónica ensures staff work in a safe environment. Appropriate mechanisms are therefore in place to avoid workplace accidents, injuries and illness associated with professional activities by fully complying with prevailing regulations, implementing safe working procedures, providing training and managing occupational risks.

The Occupational Risk Management System ensures worker health and safety is at the heart of all Telefónica’s processes and services; offering an end-to-end model for rolling out joint action, procedures and policies. This system enables Telefónica to identify and disseminate practices that are proven to have an impact on staff welfare and therefore on reducing accident rates.

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Liquidity and capital resources

Financing

In 2013, Telefónica’s financing activity was intense, executing operations through bond and loan markets for an amount over 12,000 million equivalent euros. The financing activity was mainly focused on refinancing in advance debt maturing in 2014 and beyond and on smoothing the debt maturity profile at the Holding level for the following years while strengthening the liquidity position. Therefore, as of December 31st, the Company maintained a comfortable liquidity position to meet its upcoming debt maturities.

Telefónica, S.A., has a fully and unconditionally guaranteed the following issues by Telefónica Emisiones, S.A.U. during 2013:

Description	Issue date	Maturity date	Amount (nominal)	Currency of issue	Coupon
EMTN bonds	22/01/2013	23/01/2023	1,500,000,000	EUR	3.987%
	27/03/2013	26/03/2021	1,000,000,000	EUR	3.961%
	29/05/2013	29/05/2019	750,000,000	EUR	2.736%
	23/10/2013	23/10/2020	225,000,000	CHF	2.595%
SHELF bond	29/04/2013	27/04/2018	1,250,000,000	USD	3.192%
	29/04/2013	27/04/2023	750,000,000	USD	4.570%

The main financing transactions undertaken by Telefónica, S.A. in the banking market in 2013 are as follows:

Item	Limit	Currency	Nominal (millions of euros)	Arrangement Date	Maturity date
Vendor Financing (2)	206	EUR	206	02/21/2013	02/21/2016
Vendor Financing (2)	1,001	USD	336	02/22/2013	01/31/2023
Syndicated loan Tranche A2A (FSF) (1)	700	EUR	—	02/22/2013	02/22/2017
Syndicated loan Tranche A2B (FSF) (1)	700	EUR	—	02/22/2013	02/22/2018
ECAs structured facility (2)	734	USD	—	08/01/2013	08/01/2023

(1)	1,400 million euros under Tranche A2 were refinanced with forward start facilities dated 02/22/2013 (available from 07/28/2014).
(2)	Facilities with amortization schedule.

Available funds

At December 31, 2013, available funds from undrawn lines of credit in different financial institutions totaled 8,873 million euros. Out of this figure, around 7,979 million euros have a maturity longer than 12 months. Additionally, cash and cash equivalents as of December 31, 2013 amount to 4,768 million euros.

Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company’s debt levels, and on capital management is provided in Notes 13, 14, 15 and 16 tof this financial statements.

Contractual commitments

Note 19.5 to this financial statements provides information on firm commitments giving rise to future cash outflows and associated with operating leases, primarily.

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Credit risk management

The Telefónica Group considers managing commercial credit risk is crucial to meeting its sustainable business and customer base growth targets in a manner that is consistent with its risk-management policy.

This management approach relies on the continuous monitoring of the risk assumed and the resources necessary to optimize the risk-reward balance to grant the adequate separation between the risk ownership areas and the risk management areas. Customer financing products and those debtors that could cause a material impact on the Group’s financial statements are subject to specific management practices to mitigate exposure to credit risk according to the segment and risk profile of the customer (which include, particularly in the case of distributors and resellers, applications for deposits, guarantees and credit insurance as one of the key variables used to set the maximum threshold or acceptable limit for each of these parties).

All Group companies adopt policies, authorization guidelines, and homogeneous management practices, in consideration of the particularities of each market and best international practices, including:

•	Using statistical/expert models for accepting customers that can be used to forecast and manage the probabilities of default associated with such arrangements.

•	Tools for continually monitoring and rating the solvency and payment behavior of existing customers.

•	Internal and external collection processes aimed at optimizing debt recovery through measures that vary depending on a customer’s profile and the length of time in default.

•	Ongoing controls over and evaluation of exposure to credit risk by specific local and group committees.

This commercial credit risk management model is embedded into the Group’s decision-making processes, both from a strategic and, especially, a day-to-day operating perspective, where credit risk assessment guides the product and service offering available for the different credit profiles.

Credit rating

Telefónica, S.A.’s long-term issuer default rating is currently “BBB+/negative outlook” from Fitch, “Baa2/negative outlook” from Moody’s and “BBB/negative outlook” from Standard & Poor’s. The most recent updates on these ratings were issued by Standard and Poor’s on November 21, 2013, Moody’s on July 25, 2013, and Fitch on July 23, 2013. The only change in the long-term issuer default rating and outlook for Telefónica, S.A. during 2013 was that the Japanese rating agency, JCR, withdrew from assigning the Company a rating on October 31, 2013.

In 2013, among the measures taken to help to protect the credit rating it is noteworthy the intensive financing activity to extend average debt maturity and accumulate liquidity; cash retained in the Company by not paying out dividends in the first half-year and restating the November 2013 dividend; net disposals of treasury shares; agreements to sell Group companies (the Czech Republic and Ireland operators); and the issuance of undated deeply subordinated securities (“hybrids”), which also enabled the Company to agree the acquisition of E-Plus, with no negative impact in the solvency.

Dividend policy

Telefónica, S.A.’s dividend policy is revised yearly based on the Group’s earnings, cash generation, solvency, liquidity, flexibility to make strategic investments, and shareholder and investor expectations. Given circumstances in 2013, it was resolved to pay a cash dividend of 0.35 euros per share in November 2013, and the Board announced its intention to take corporate actions to approve another cash dividend of 0.40 euros per share in the second quarter of 2014.

The 2014 dividend policy will be announced in the report on fourth quarter 2013 earnings.

In May 2012, Telefónica launched a scrip dividend issue to allow shareholders to choose to receive new shares in place of a cash dividend (which may be replaced by selling the associated subscription rights to the Company at a pre-established price), while enabling the Company to reduce its debt, depending on the take-up rate of the conversion.

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Treasury shares

Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.

Treasury share transactions will always be for legitimate purposes, including:

•	Undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders’ Meeting resolutions.

•	Honoring previous legitimate commitments assumed.

•	Covering requirements for shares to allocate to employees and management under stock option plans.

•	Other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. China Unicom or Telco S.p.A.), or acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share.

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.

At December 31, 2013 and 2012, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (1)%
Treasury shares at 13/12/31	29,411,832	11.69	11.84	348	0.64627%

(1)	Millions of euros

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (1)%
Treasury shares at 12/12/31	47,847,809	10.57	10.19	488	1.05136%

(1)	Millions of euros

The movement in treasury shares of Telefónica, S.A. in 2013 and 2012 is as follows:

Number of shares
Treasury shares at 11/12/31	84,209,363
Acquisitions	126,489,372
Delivery GESP share plan	(2,071,606)
Disposals	(76,569,957)
Share redemption	(84,209,363)
Treasury shares at 12/12/31	47,847,809
Acquisitions	113,154,549
Disposals	(131,590,526)
Treasury shares at 13/12/31	29,411,832

Furthermore, at December 31, 2012, one Telefónica, S.A. share was held by Telefónica Móviles Argentina, S.A. This share has been sold during 2013.

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Acquisitions

The amount paid to acquire treasury shares in 2013 and 2012 was 1,216 million euros and 1,346 million euros, respectively.

Disposals

On May 25, 2012, pursuant to the resolutions adopted in the General Shareholders’ Meeting of May 14, capital was reduced by redeeming 84,209,363 treasury shares, thereby reducing treasury shares by 1,321 million euros.

Treasury shares sold in 2013 and 2012 amounted to 1,423 million euros and 801 million euros, respectively. The main transactions during 2013 and 2012 were as follows:

On March 26, 2013 Telefónica, S.A. reached an agreement with qualified and professionial investors whereby the Company disposed of all the treasury shares it held (90,067,896 shares) at a price of 10.80 euros per share.

On September 24, 2013 Telefónica, S.A. acquired the remaining shareholders of Telco, S.p.A. 23.8% of the non-convertible bonds issued in 2013 by Telco, S.p.A. The payment of this transaction consisted of the transmission of 39,021,411 treasury shares of the Company.

In addition to these disposals, on July 27, 2012, 2,071,606 shares were delivered to to Group employees when the first phase of the Global Employee Share Plan (“the GESP”) matured.

In November 2012, Telefónica submitted an offer to purchase and cancel the preference shares that it had indirectly issued in 2002 through its subsidiary Telefónica Finance USA, LLC totaling 2,000 million euros. The offer involved acquiring these shares at their par value, subject unconditionally and irrevocably to the simultaneous reinvestment in Telefónica, S.A. shares and the subscription of newly issued plain-vanilla bonds, in the following percentage:

a)	40% of the amount in treasury shares of Telefónica, S.A.

b)	60% of the amount shall be used to subscribe a bond issue with a face value of 600 euros, issued at par.

97% of the holders of the preference shares accepted the offer, and therefore 76,365,929 treasury shares with a carrying amount of 815 million euros (exchange value of 776 million euros) were handed over, which are included under “Disposals” in 2012.

Other equity instruments

At December 31, 2013, Telefónica held 134 million call options on treasury shares subject to physical delivery at a fix price (178 million call options on treasury shares at December 31, 2012) which are presented as a reduction in equity under the caption “treasury share instruments”. They are valued at the amount of premium paid, and upon maturity if the call options are exercised the premium is reclassified as treasury shares together with the price paid. If they are not exercised upon maturity their value is recognized directly in equity.

The Company also has a derivative on Telefónica shares, to be settled by offset, which has increased from 28 million shares in 2012 to 30 million shares in 2013, and is recognized under “Derivatives” (financial liabilities, current) on the balance sheet. In 2012, the fair value of this derivative was recognized under “Derivatives” (financial assets, current).

Lastly, details of the applicable conditions and time periods governing any resolutions of the General Shareholders’ Meeting to purchase and/or transfer treasury shares are provided hereon.

At Telefónica’s Ordinary General Shareholders’ Meeting held on June 2, 2010, the shareholders granted the Board of Directors authorization (with express powers to delegate duties to the Executive Commission, Executive Chairman, Chief Operating Officer, or any other individual to which the Board of Directors confers powers for the same purpose) for the derivative acquisition by Telefónica, S.A. – either directly or through any of the subsidiaries of which it is the controlling company – at any time and as many times as it deems appropriate, of fully-paid treasury shares through purchase and sale, exchange or any other legal transaction.

The minimum price or consideration for the acquisition shall be equal to the par value of the treasury shares acquired, and the maximum acquisition price or consideration for the acquisition shall be equal to the listing price of the treasury shares acquired by the Company on an official secondary market at the time of the acquisition.

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Such authorization is granted for 5 years as from the date of the General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the treasury shares acquired pursuant to this authorization added to those already held by Telefónica, S.A. and any of its controlled subsidiaries shall at no time exceed the maximum amount permitted by the Law (currently 10% of Telefónica, S.A.’s share capital).

The aforesaid authorization granted to acquire treasury shares may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of Group companies, directly or as a result of the exercise by them of option rights, all within the framework of duly approved compensation systems linked to the trading price of the Company’s shares.

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Risks and uncertainties facing the Company

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results, must be considered jointly with the information in the financial statements of 2013, and are as follows:

Group-related risks

Worsening of the economic and political environment could negatively affect business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but entails the need of considering various legislations, as well as the political and economic environments of the countries in which it operates. Any adverse developments or even just uncertainties in this regard, or possible exchange-rate or sovereign-risk fluctuations may adversely affect the business, financial position, cash flows and/or the performance of some of the Group’s economic and financial parameters.

With respect to the economic environment, the Telefónica Group’s business is impacted by overall economic conditions in each of the countries in which it operates. Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group. The main macroeconomic factors that could have an adverse impact on consumption and, accordingly, on the level of demand for our services and finally, on Telefónica Group’s results, are: the shortage of credit in an environment of adjustment of banks’ balance sheets; the evolution of the labor market; the worsening of consumer confidence, with an increase in saving rates as an immediate consequence; or the needs for greater fiscal adjustment, which would negatively impact on the household income levels and corporate investments, expenses and revenues.

This economic risk might be significant in some European countries which are on the road to recovery but are rebounding more slowly due to financial imbalances that must continue to be corrected. According to the European Economic and Financial Affairs Council, the European economy is expected to have shrunk by -0.4% in 2013 and will only grow 1.1% in 2014, assuming, therefore, that private consumption growth may be weak in certain cases. In this region, Telefónica Group generated 47% of the Group’s total revenues in 2013 (including 22.7% in Spain, 11.7% in the UK and 8.6% in Germany).

Also, the impact of the sovereign debt crisis and the rating downgrades in certain Euro Area countries should be taken into account. Any additional deterioration in the sovereign debt markets, doubts about developments in European projects (e.g. implementation of the banking union project, the results of the European elections or progress towards fiscal integration), as well as further credit restrictions by the banking sector could have an adverse effect on the Telefónica’s ability to access funding and/or liquidity which could have a significant adverse effect on the Group’s businesses, financial position, results of operations and cash flows. In addition, the Group’s business may be affected by other possible effects from the economic crisis, including a possible insolvency of key customers and suppliers.

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In Latin America, the most important challenge is the exchange-rate risk in Venezuela and Argentina (with a sustained accelerated depreciation of the peso against the U.S. dollar), given the negative impact that a higher than expected depreciation in their currencies could have on cash flows from both countries. The economic outlook for the entire region suggests that growth rates will remain stable at around 3%, supported by solid domestic demand fundamentals. International scenario, despite being not so favorable as in the past periods, it will remain to have a relatively benign impact on the region, except for potential periods of volatility linked to the evolution of the developed financial markets (especially long-term interest rates in the United States affected by the U.S. Federal Reserve’s intervention that are not discounted in the market), a greater than envisaged economic slowdown in Asia (a key region for Latin America), and the slow progress being made with structural reforms projects in the majority of these countries which limits potentially higher growth rates. The most significant internal macroeconomic risk factors in the region would be the very high inflation rates in Venezuela and Argentina that could lead to economic stagnation in these countries, the delicate situation of Venezuela’s public finance, and the deterioration in the external accounts of countries such as Argentina, Brazil, Chile and Peru; though with very different funding outlooks for the latter three (favorable) than the first.

In relation to the political environment, the Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk,”. On this point, approximately 15% of our revenues in the telephony business are generated in countries that do not have investment grade status (in order of importance Venezuela, Argentina, Ecuador, Guatemala, Nicaragua, El Salvador and Costa Rica), and other countries are only one notch away from losing this threshold. Also note that despite clear improvements in Brazil, recent announcements by the ratings agencies considering a possible downgrading of its credit rating could, depending on the extent of the downgrading, result in strong exchange-rate volatility due to an outflow of investments, especially strong in fixed-income.

Among the factors included in the concept of “country risk”, we highlight:

•	government regulation or administrative polices may change unexpectedly, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approvals) which could negatively affect the Group’s interests in such countries;

•	abrupt exchange-rate fluctuations mainly due to situations of high levels of inflation and “twin deficits” (in public finance and external sector) with the resulting exchange-rate overvaluation. This movement could lead to a strong exchange-rate depreciation in the context of a floating exchange rate regime, to a significant devaluation off the back of abandoning fixed exchange rates regimes, or to the introduction of varying degrees of restrictions on capital movement. For example, in Venezuela, the official U.S. dollar to Bolivar fuerte exchange rate is established by the Central Bank of Venezuela and the Minister of Finance, with an alternative market for attracting foreing currency through SICAD’s fortnightly auctions. Additionally, the acquisition of foreign currencies by Venezuelan or Argentinian companies (in some cases) to pay foreign debt or dividends is subject to the pre-authorization of the relevant authorities. Also, the Argentinean peso is following a sustained accelerated depreciation against the U.S. dollar;

•	governments may expropriate or nationalize assets, or make adverse tax decisions, or increase their participation in the economy and in companies;

•	economic-financial downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries; and

•	maximum profit margins limits may be imposed in order to limit the prices of goods and services through the analysis of cost structures. Thus, in Venezuela, a maximum profit margin has been introduced that will be set annually by the Superintendence for the defense of socio-economic rights.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates, interest rates or financial investment risks.

At December 31, 2013, 71% of the Group’s net debt (in nominal terms) had its interest rates fixed over a year, while 23% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2013: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 118 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, U.S. dollar and the pound sterling (these to zero rates in order to avoid negative rates), would lead to a reduction in financial expenses of 55 million euros. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

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According to the Group’s calculations, the impact on results and specifically changes in the value of a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 42 million euros, primarily due to the weakening of the Venezuelan bolivar and, to a lesser extent, the Argentinean peso. These calculations had been made assuming a constant currency position with an impact on profit or loss at December 31, 2013 including derivative instruments in place.

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the development and implementation of the Company’s strategic plan, as well as the development and implementation of new technologies or the renewal of licenses require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of economic recovery, the health of the international banking system and the concerns regarding the burgeoning deficits of some European countries. The worsening international financial market credit conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt or arrange new debt if necessary, and more difficult and costly to raise funds from our shareholders, and may negatively affect the Group’s liquidity. At December 31, 2013, gross financial debt scheduled to mature in 2014 amounted to 9,214 million euros (which includes: (i) the net position of derivative financial instruments, certain current payables and (ii) 582 million euros of notes with an option of early repayment and no contractual obligation to be repaid), and gross financial debt scheduled to mature in 2015 amounted to 6,802 million euros. Despite having covered gross debt maturities of 2014 and 2015 by available cash and lines of credit at December 31, 2013, possible difficulties to maintain the current safety margin, or the risk that this could be significantly and unexpectedly exhausted, could force Telefónica to use resources allocated for other investments or commitments for payment of its financial debt, which could have a negative effect on the Group’s businesses, financial position, results of operations or cash flows.

Although the Group maintains liquidity coverage on 24-month maturities, obtaining financing on the international capital markets could also be restricted, in terms of access and cost, if Telefónica’s credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Any of these situations could have a negative impact on our ability to deal with our debt maturities.

Moreover, market conditions could make it harder to renew existing undrawn credit lines, 10% of which, at December 31, 2013, initially mature prior to December 31, 2014.

Risks related to the Group’s industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and regulations in different countries, and additionally, many of the services provided require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to spectrum availability. Among the main risks of this nature are the spectrum and licenses/concessions, rates, universal service regulation, fiber networks, privacy, functional separation of businesses and network neutrality.

Thus, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies decisions, such us economic fines for serious breaches in the provision of services and, eventually, revocation or failure to renew these licenses, authorizations or concessions or the granting of new licenses to competitors for the provisions of services in a specific market.

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The Telefónica Group pursues its license renewal in the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession. Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorizations could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could results in economic and/or reputational loss for the Group, in addition to a loss of market share and/or in harm to the future growth of certain businesses.

Regulation of spectrum and government concessions:

The “Digital Single Market” packaged of measures is currently being amended by the European Parliament to include important measures affecting, inter alia, spectrum regulation. Although these measures are not yet final, they could have significant implications as they include new provisions on secondary markets, criteria to apply at auctions, renewals and terms of licensees, etc.

In 2015/2016, in Germany, it is expected that frequencies in the 900/1800 MHz band licenses, expiring at the end of 2016, will be renewed. The German regulator has adopted a proposal decision envisaging an auction of spectrum in the 900 MHz, 1800 MHz, 700 MHz and 1500 MHz bands. Furthermore, it is proposed, for operators holding 900 MHz GSM band licenses, the reservation of 2X5 MHz in this band. The aforementioned reservation entails a 99% population coverage obligation. Moreover, European and National regulators are reviewing the implications of the merger of Telefónica Germany and E-Plus, and any potential remedies or conditions. Remedies could affect the spectrum finally available. In Spain, it is expected that the previously auctioned frequencies in the 800 MHz band from the digital dividend, will be allocated on January 1, 2015. For its part, in the UK a tax rate increase for the use of the spectrum in 900 and 1800 MHz band is under discussion, which outcome is uncertain.

Main allocation criteria for the 700 MHz band (Digital Dividend II) will be defined in coming years in Europe. This could involve facing new cash outflow ahead of schedule (most likely scenario is currently seen as to have this spectrum between 2018 and 2021).

In Latin America, spectrum auctions will take place entailing potential outflows to obtain new licenses or to meet the coverage requirements associated with these licenses. Specifically, the following procedures are in progress or expected to take place in 2014:

•	Brazil. Auction of the 700 MHz band. Allocation of frequencies in the 700 MHz band for fixed-line and mobile telephone and broadband services has being approved. However, the allocation process requires television channels currently occupying this band to be migrated and Anatel to complete its analysis regarding spectrum interference between mobile and television services.

•	Chile. Auction of the 700 MHz band.

•	Ecuador. Negotiations underway to obtain additional frequencies in the 1900 MHz band.

•	El Salvador. The auction of one block in the 1900 MHz band and another in the AWS band had been postponed, although this issue might be resolved in the coming months.

•	Venezuela. Auction in the AWS band (1710-2170 MHz frequencies) and in the 2.5 GHz band, has been suspended.

On the other hand, negotiations to renew 850 MHz/1900 MHz licenses in Colombia (where a legal action regarding the reversion of assets at the end of the license terms is in place) and 850/1900 MHz licenses in Panama are under way. In Peru, an application for partial renewal of the concessions for the provision of the fixed-line service for another five years has been made, although assurance has been given that the concession will remain in force until November 2027. Also, a new law has also been enacted establishing mobile virtual network operator (MVNOs) and Rural Mobile Infrastructure Operators (RMIOs) in the Peruvian market. In Mexico, it is envisaged, in development of the constitutional reform enacted due to the “Pact for Mexico” political initiative, the creation of a wholesale network publicly owned which will offer wholesale services in the 700 MHz band, the funding and the marketing model of this project have not been determined at present

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On the other hand, Telefónica UK was awarded two 10 MHz blocks of spectrum in the 800 MHz band in 2013 to roll out a national 4G network. In Spain, the following license extensions have been granted: in the 900 MHz band, 4 MHz from July 2025 to December 2030 and 1 MHz from February 2015 to December 2030, likewise, in the 1800 MHz band a 20 MHz license has been extended from 2028 to December 2030. Moreover, in 2013, Telefónica also obtained spectrum licenses in Uruguay (2x5 MHz in the 1900 MHz band), Colombia (30 MHz in the AWS band) and Peru (20+20 MHz in the 1700 MHz band). In 2013 Telefónica Brazil requested the amendment of the Terms of its Authorization for the “L” band in order to relocate the blocks of radiofrequencies. Currently, the “L” band is located in the 3G radiofrequencies (1.9/2.1GHz). The notice of the “L” band provided for such relocation and the request ensured a more efficient use of the spectrum for Telefónica Brazil. CAPEX associated with the new spectrum in 2013 amounted to 1,224 million euros.

In 2012, Telefónica Ireland was awarded spectrum in the 800, 900 and 1800 MHz bands. In Brazil, Telefónica was awarded a block of the 2500 MHz “X” band (20+20 MHz), including the 450 MHz band in certain states. In the spectrum auction, Telefónica Brazil had to compensate the former licensees of this bandwidth, used for multichannel multipoint distribution services. The other operators also awarded spectrum shall, in turn, compensate Telefónica Brazil. Part of these compensation requirements is being legally contested. In Venezuela, the concession agreement between Telefónica Venezolana and the Regulator for an additional 20 MHz in the 1900 MHz band was executed. Telefónica Móviles Chile, S.A. was awarded radiofrequencies for 4G technology in the 2.6 GHz band (2x20 MHz), and in Nicaragua Telefónica was granted 36 MHz in the 700 MHz band.

The Company’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates or its capacity to assume the related costs, could have an adverse impact its ability to launch and provide new services and on the Company’s ability to maintain the quality of existing services, which may adversely affect the Group’s financial condition, results of operations and cash flows.

Regulation of wholesale and retail charges:

In terms of roaming, the regulated “Eurotariffs” will be reduced in July 2014, as per the Regulation approved in 2012. The structural roaming solutions which could lead to a price decrease in the intra-european roaming services, will also take effect in July 2014. Furthermore, the packet of “Digital Single Market” measures mentioned above also includes a proposal to eliminate European Union roaming charges in July 2016 as well as international charges.

The decreases in wholesale mobile network termination rates in Europe are also noteworthy. In the UK, wholesale mobile network termination rates will be reduced to 0.845 pence/minute from April 1, 2014 (representing a 0.3% reduction compared to the current rates), while the termination rate in Germany was set at 0.0179 euro/minute as from December 31, 2013 (3.24% lower than the previous termination rates). The European Commission has requested that the German regulator withdraw or amend its latest decision on mobile termination rates. There is a risk that the European Commission will initiate infringement proceedings, against Germany, and rates may be further reduced. In Spain, the schedule for reducing mobile network termination rates has reached the target rate (0.0109 euro/minute) in July 2013, representing close to 61% lower than the wholesale prices in force until that date. As from July 2013, the target price reached will remain in force until new target prices are set. The Spanish regulator has yet to make its decision on this matter. Based on a High Court ruling in Ireland, a mobile termination rate of 2.60 euro cents was provisionally imposed (more favorable than the figure initially proposed by the regulator), applicable from July 1, 2013 (representing 29.35% lower the previous termination rates). The Irish regulator is also developing a more adverse cost model based on long-run incremental cost (LRIC) price calculation, which is expected to be announced in July 2014.

Also, in Latin America, there are moves to review mobile termination rates leading to these being reduced. Thus, for example, developments in Mexico are among the most relevant, where the declaration of dominant operators in the telecommunications market is expected to lead to asymmetric regulatory measures that must be set. The Company’s competitive position may benefit to a greater or lesser extent depending on the scope of these measures. Telefónica México has filed an administrative appeal against the 2011 resolutions of the Federal Telecommunications Commission of México (Cofetel) regarding mobile network termination rates (representing a 61% reduction compared to the previous rates). As of today, no ruling has been made on this appeal. Once these appeals have been concluded, the rates applied may be further reduced retroactively. As of today, Cofetel has not approved the termination rates for 2012, 2013, or 2014.

In Brazil, in October 2011, the regulator (Anatel) approved the fixed-mobile rate adjustment Regulation, which provides a progressive reduction of these rates until 2014 through a reduction factor, which will be deducted from the inflation, and implying a reduction of approximately 29% in 2012-2014. However, the Plano Geral de Metas de Competiçao (PGMC) of the end of 2012 extended application of the reduction to 2015 and amended the rates for 2014 and 2015 (75% of the 2013 rate in 2014 and 50% of the 2013 rate in 2015). A draft law has been prepared in Brazil to abolish the basic telephony service monthly fee. “Price protection” practices (reimbursement of price differences of a product to customers if this falls within a relative short period of time) may also have a negative effect, both in economic and image terms.

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In Chile, a process to set new fixed-line termination charges is ongoing. A Tariff Decree has been passed for mobile networks covering the 2014-2019 five-year period. The new Tariff Decree entered into effect on January 25, 2014 and implies a reduction of 73.4% with respect to the previous rates. In Ecuador the rate-related risks also concern a reduction in rural and urban telephony charges, a reimbursement of top-up balances, as well as rounding to the nearest minute.

The implementation of the Enabling Act (Ley Habilitante) in Venezuela also confers full powers to the President to implement price controls measures, and it is therefore expected that it will not be possible to raise Movistar retail rates in line with high Venezuela inflation. In relation to mobile termination rates with the national operator of reference, these have been reduced 6% compared to the previous rates.

In Peru, the previously applicable rate was reduced by 24.24% in October 2013.

In Colombia, a decision was adopted establishing a gradual reduction for termination mobile rates. Regarding the termination model for time, the reduction for 2014 is 19.8% and 24.6% for 2015. For the capacity model the reduction will be 10.9% for 2014 and 12.3% for 2015. In relation with fix networks (for extended local networks) the reduction will be 50% for 2014 and 100% for 2015.

Regulation of universal services:

The European Commission on its formal obligation to review the Universal Service Directive will launch a public consultation whose objective will be to modify the scope of their obligations and include, at a European level, far higher broadband speeds than are currently provided. Depending on the terms set forth in the new regulation, implementation at a local level could lead to higher costs for both the universal service provider and the operators forced to finance the Universal Service.

The regulator in Brazil has modified the universal service targets. This represents a risk on the Company’s positive balance resulted from the fulfilment of 2003 universal service targets, whose implementation was less costly than the initially established targets, leaving a positive balance for the Company.

The new requirements that cause this positive balance could apply until 2025, and extend beyond on issues such as, for example, rural telephony services and the expansion of the backhaul network. Rural telephony services are another risk in Brazil given the obligations arising from the switched fixed-line telephone services model and the obligations to provide mobile coverage in certain rural areas of the country.

Regulation of fiber networks:

It is expected that in 2014, Spanish National Competition Authority (Comisión Nacional de los Mercados y la Competencia) will study broadband market regulation in Spain. This could increase Telefónica’s regulatory obligations in Spain, especially wholesale market obligations concerning access to fiber networks, and its pricing.

Regulations on privacy:

In Europe, a new Data Protection Regulation is in the pipeline before the end of the current European legislative term (spring 2014). This could lead to certain critical provisions laid down in the current draft of the Regulation (presently under debate) being worded in such a way that stops or hinders Telefónica from launching some services, that focus on the processing of personal data.

Regulation of functional separation:

The new principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operated during 2011 and 2012 could result in greater regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators, in specific cases and under exceptional conditions, forcing operators with significant market power and vertically-integrated operators to separate their wholesale and retail businesses at a functional level. They would therefore be required to offer equal wholesale terms to third-party operators that acquire these products.

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Regulation of network neutrality:

In Europe, application of the current regulatory framework means that it is likely that during 2014, the Body of European Regulators for Electronic Communications (BEREC) and national regulators will strengthen their supervision of operators with regard to blocking of access, discrimination of applications or Internet service quality. The European Parliament and the Council are simultaneously debating the draft of the European Digital Market Regulation proposed by the European Commission, in particular concerning network neutrality, network management or differentiation of Internet access service characteristics. All of them are aspects of great importance that have a direct impact on potential business models that can be developed in the future.

Presently we have countries where net neutrality has already been ruled, such us Chile and Colombia. But it is a live issue and with varying degree of development in the rest of the countries. In Germany, the Economy Minister published a draft law on June 20, 2013 to regulate neutrality, especially with regard to blocking and discrimination of content and Internet services. The text is pending approval by parliament in 2014 after the new government was sworn in during December 2013.

In Brazil, the Civil Rights Framework for Internet Governance is being debated by Congress and is expected to be approved in the first quarter of 2014. It includes policies on the Internet such as network neutrality. Activities regarding net neutrality have been, as of today, focused in supervision of the quality of the services: in October 2011, Anatel approved the regulations of the Service Quality of Multimedia Communication Service (includes fixed internet) and Personal Mobile Service (including mobile internet). Aforementioned regulations, regulates the measurement made from independent entities on quality delivered and perceived by ISPs to customers.

If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on our business and results of operations.

Customers’ perceptions of services offered by the Company may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the services and products offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the Company’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

Company may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market, and consider the impacts of changes in the life cycle of technical assets, finely adjust margins, and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt to constant technological changes taking place in the industry.

To compete effectively in these markets, the Telefónica Group needs to successfully market its products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

New products and technologies arise constantly, while the development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, and which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile internet and connectivity services that are being launched. Research and development costs amounted to 1,046 million euros and 1,071 million euros in 2013 and 2012, respectively, representing 1.8% and 1.7% of the Group’s consolidated revenue, respectively. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, e.g. internet speed of up to 100MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. An increasing demand for the capabilities offered by these new networks to end users exist, however, the high level of the investments requires a continuous analysis of the return on investment.

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The explosion of the digital market, and entry of new players in the communications market, such as Mobile Virtual Network Operators (MVNOs), internet companies or device manufacturers, may cause the loss of value of certain assets, and affect its ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to the more traditional. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond the Company’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency.

The Company depends on the suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect the operation, and may cause contingencies or damages to the Company’s image in the event that inappropriate practices were produced by a participant in the supply chain.

As of December 31, 2013, the Telefónica Group depends on 8 handset suppliers and 12 network infrastructure suppliers, which together accounted for 80% of orders. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements or have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover this type of incidents and risks, these policies may not be sufficient to cover all possible monetary losses, although the claims and loss in revenue caused by service interruptions to date have been covered by these policies.

The telecommunications industry may be affected by the possible effects of electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between various expert groups and public health agencies, including the World Health Organization (WHO), who claim that at the moment there have not been established risks for exposure to low frequency signals in mobile communications. The scientific community is still investigating this issue especially on mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee (ICNIRP) have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities’ worldwide to adopt these standards.

Society’s worries about radiofrequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located and how they operate, and the use of our mobile telephones, the massive deployment of smart meters and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network.

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The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may negatively affect the business, financial conditions, results and cash flows of Telefónica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairment losses on certain of its investments, affecting the results of the year in which they were made. Thus, with respect to the investment in Telco, S.p.A., it has been made value adjustments in fiscal years 2012 and 2013 resulted in 1.277 million euros and 267 million euros, respectively. Also in 2012, the revision of the value of Telefónica operations in Ireland, resulted in a negative impact of 527 million euros.

Our networks carry and store huge volumes of confidential, personal and corporate data, and our Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

Our networks carry and store huge volumes of confidential, personal and business data, both voice and data traffic. We store increasing quantities and types of customer data in both business and consumer segments. Despite our best efforts to prevent it, Telefónica may be found liable for the loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks which could involve many people and have an impact on the Company’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

Our Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for the loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which Telefónica operates, the provision of its internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the internet, notably in Europe.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, regarding tax and antitrust claims, Telefónica Group has open judicial procedures in Peru concerning the clearance of previous years’ income tax, which contentious-administrative appeal is currently on its way; as well as in Brazil CADE’s (Conselho Administrativo de Defesa Ecônomica) as regards the acquisition of a 50% stake in VIVO and tax open procedures, primarily relating to the CIMS (tax on telecommunication services).

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Trend evolution

Telefónica is an integrated diversified telecommunications group that offers a wide range of services, mainly in Europe and Latin America. Its core business is the provision of fixed and mobile telephony, broadband, internet, data, pay TV and value added services, among others. The Group’s operations in 25 countries, managed through a regional organization geared towards certain businesses in global units, enable it to leverage the strong local positioning, as well as the advantages afforded by the scale, two features that have been reinforced by the opportunities arising from the Group’s holdings in and strategic alliances with China Unicom and Telecom Italia.

As a multinational telecommunications company that operates in regulated markets, Telefónica is subject to different laws and regulations in each of the jurisdictions in which it provides services. Telefónica expects the regulatory landscape to continue to change in Europe as a consequence of the revised regulations resulting from the implementation of the review of the common regulatory framework currently in place in the European Union. In addition, Telefónica may also face pressure from regulatory initiatives in some European countries regarding tariffs, the reform of rights of spectrum use and allocation, issues related to the quality of service, and the regulatory treatment of new broadband infrastructure deployments.

Telefónica faces intense competition in the vast majority of the markets it operates in, and is therefore subject to the effects of actions taken by its competitors. The intensity of the competition may deepen, which could have an impact on tariff structures, consumption, market share and commercial activity and negatively affect the number of customers, revenues and profitability.

However, Telefónica believes that it is in a strong competitive position in most of the markets where it operates, which it expects to help enable it to continue taking advantage of the growth opportunities that arise in these markets, such as by boosting both fixed and mobile broadband services and by furthering the development of services beyond connectivity, information technology services and related businesses. In this respect, Telefónica seeks to lead the industry by anticipating trends in the new digital environment.

Telefónica embarked on a restructuring in September 2011 with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its scale and industrial alliances. This new organization gave rise to two cross-cutting areas, Telefónica Digital and Telefónica Global Resources, in addition to the Telefónica Europe and Telefónica Latin America business segments. This structure was designed to bolster Telefónica’s place in the digital world, enabling it to tap any growth opportunities arising in this environment, drive innovation, strengthen the product and services portfolio and maximize the advantages afforded by its global customer bases in an increasingly connected world. In addition, the creation of a Global Resources operating unit supports the profitability and sustainability of the business by leveraging economies of scale and driving Telefónica’s transformation into a fully global company. Telefónica Europe’s and Telefónica Latin America’s objective is to shore up the results of the business and generate sustainable growth through available capacity, backed by the global corporation. During 2013, with the objective of increasing its direct contact with customers, both residential and business, and in the context of accelerating the transformation of the company into a digital telecommunications company, Telefónica created the position of Chief Marketing Officer at the global level, bringing together all the commercial areas, policies products, services, channels, handsets and prices, as those relating to advertising and brand. In addition, Telefónica Global Solutions, was integrated into Telefónica Global Resources, and addresses the growing complexity of a business market that is increasingly adopting digital solutions.

In Europe, customers remain at the core of the Group’s strategy and management priorities in the region in order to provide a high level of customer satisfaction with our services. With the objective of offering our customers the best value, we aim to boost the transformation of our network with higher investment in fiber and LTE and we will try to accelerate digital services growth. In such a competitive market such as presently prevails, we will dedicate our efforts on reinforcing our market positioning. Another objective in coming years is to improve operating efficiency, for which we are rolling out several local and regional initiatives, such as network sharing agreements, with the support of Telefónica Global Resources.

In Latin America, Telefónica’s strategy is based on a regional model that captures growth and efficiency of scale without losing sight of the local management of the client. The mobile business will continue to play a key role as a driver of regional growth and we will continue further enhancing the capacity and coverage of our networks, in order to keep and attract high-value customers, especially in the contract segment and boosting the penetration of mobile internet.

Regarding the fixed telephony business, we will encourage the increase of broadband speed and expand the supply of bundled services. Meanwhile, we will further advance efficiency, in operational and commercial terms, and attempt to achieve further synergies by implementing global, regional and local projects.

In summary, in the context of intense competition and regulatory pressure on pricing, Telefónica aims to continue strengthening its business model to make it more efficient and capture the synergies arising from the integrated approach of businesses, processes and technologies, while focusing even more on the client and staying ahead of trends in the new digital world.

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Events after the reporting period

The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:

Financing

•	On January 31, 2014, Telefónica Emisiones, S.A.U. redeemed 296 million pounds sterling (equivalent to 355 million euros) of its notes, issued on December 28, 2006. The notes were guaranteed by Telefónica S.A.

•	On February 3, 2014, Telefónica Emisiones, S.A.U. redeemed 2,000 million euros of its notes, issued on February 3, 2009. The notes were guaranteed by Telefónica S.A.

•	On February 7, 2014, Telefónica Emisiones, S.A.U. redeemed 1,500 million euros of its notes, issued on February 7, 2007. The notes were guaranteed by Telefónica S.A.

•	On February 7, 2014, Telefónica, S.A. made an early repayment for 923 million euros of its syndicated loan (Tranche D2) dated March 2, 2012 (scheduled to mature originally on December 14, 2015).

•	On February 7, 2014, Telefónica Europe, B.V. made an early repayment for 801 million euros of its syndicated loan (Tranche D1) dated March 2, 2012 (scheduled to mature originally on December 14, 2015).

•	On February 18, 2014, Telefónica, S.A. signed a 3,000 million euros syndicated revolving credit facility maturing on February 18, 2019. This agreement would enter into effect on February 25, 2014 cancelling the 3,000 million syndicated credit facility signed on July 28, 2010 (scheduled to mature originally in 2015).

Sale of Telefónica Czech Republic, a.s.

On January 28, 2014 Telefónica announced that, after obtaining the relevant regulatory approval, the transaction for the sale of a 65.9% stake of Telefónica Czech Republic, a.s. to PPF Group, N.V., has been completed (see Note 20.c. and 8.5.)

Telefónica new organization structure

On February 26, 2014, the Board of Directors of Telefónica, S.A. has approved the implementation of a new organizational structure completely focused on clients and that incorporates the digital offering as the main focus for commercial policies. The structure gives greater visibility to local operations, bringing them closer to the corporate decision-making centre, simplifying the global structure and strengthening the transverse areas to improve flexibility and agility in decision makings.

Within this framework, Telefónica has created the role of the Chief Commercial Digital Officer, who will be responsible for fostering revenue growth. On the cost side, the Company has strengthened the role of the Chief Global Resources Officer. Both Officers will report directly to the Chief Operating Officer (COO), as will the local business CEOs for Spain, Brazil, Germany and the United Kingdom, in addition to the Latin American Unit, now without Brazil.

The new model integrates the activities carried out to date by Telefónica Digital, Telefónica Europe and Telefónica Latam into the Global Corporate Centre, thus simplifying the organization.

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Annual Corporate Governance Report for Listed Companies

A.	Ownership structure

A.1.	Complete the following table on the company’s share capital:

Date of last modification	Share capital (€)	Number of shares	Number of voting rights
08-06-2012	4,551,024,586.00	4,551,024,586	4,551,024,586

Indicate whether different types of shares exist with different associated rights:

No

A.2.	List the direct and indirect holders of significant ownership interests in your organization at year-end, excluding directors:

Name or corporate name of shareholder	Number of direct voting rights	Number of indirect voting rights		% of total voting rights
		Name or corporate name of direct shareholder	Number of voting rights
Banco Bilbao Vizcaya Argentaria, S.A.				6.893
Banco Bilbao Vizcaya Argentaria, S.A.	313,681,635			6.893
		BBVA Seguros, S.A. de Seguros y Reaseguros	25,498	0.000
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”				5.427
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	0			0.000
		Caixabank, S.A.	246,251,707	5.411
		VidaCaixa, S.A. de Seguros y Reaseguros	42,940	0.000
		Compañía Andaluza de Rentas e Inversiones, S.A.	682,500	0.015
Blackrock, Inc.				3.895
Blackrock, Inc.	0	Blackrock Investment Management (UK)	177,257,649	3.895

Indicate the most significant movements in the shareholder structure during the year:

Name or corporate name of shareholder	Date of transaction	Description of transaction
—	—	—

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A.3.	Complete the following tables on company directors holding voting rights through company shares:

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights		% of total voting rights
		Name or corporate name of direct shareholder	Number of voting rights
Mr. César Alierta Izuel	4,419,548			0.097
Mr. Isidro Fainé Casas	508,875	0		0.011
Mr. José María Abril Pérez	94,586	108,386		0.004
Mr. Julio Linares López	418,946	1,887		0.009
Mr. José María Álvarez-Pallete López	325,841		0	0.007
Mr. Alfonso Ferrari Herrero	586,352		19,499	0.013
Mr. Antonio Massanell Lavilla	2,346		0	0.000
Mr. Carlos Colomer Casellas	49,360		63,190	0.002
Mr. Francisco Javier de Paz Mancho	55,273		0	0.001
Mr. Gonzalo Hinojosa Fernández de Angulo	87,725		447,474	0.012
Mr. Ignacio Moreno Martínez	12,713		0	0.000
Mr. José Fernando de Almansa Moreno-Barreda	19,449		0	0.000
Mr. Luiz Fernando Furlán	34,035		0	0.001
Ms. Eva Castillo Sanz	97,089		0	0.002
Mr. Pablo Isla Álvarez de Tejera	8,816		0	0.000
Mr. Peter Erskine	71,081		0	0.002
Mr. Santiago Fernández Valbuena	506,042		50,000	0.012

% of total voting rights held by the Board of Directors
				0,176

Complete the following tables on share options held by directors:

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights		Equivalent number of shares	% of total voting rights
		Direct shareholder	Number of voting rights
Mr. César Alierta Izuel	100,000	0		10,000,000	0.002
Mr. César Alierta Izuel 2	898,334	0		1,403,647	0.020
Mr. Julio Linares López	163,828	0		255,983	0.004
Mr. José María Álvarez-Pallete López	459,650	0		658,204	0.010
Ms. Eva Castillo Sanz	199,864	0		312,287	0.004
Mr. Santiago Fernández Valbuena	286,742	0		448,036	0.006

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A.4.	Indicate, as applicable, any family, commercial, contractual or corporate relationships between owners of significant shareholdings, insofar as these are known by the company, unless they are insignificant or arise from ordinary trading or exchange activities:

Name or company name of related party	Type of relationship	Brief description
—	—	—

A.5.	Indicate, as applicable, any commercial, contractual or corporate relationships between owners of significant shareholdings, and the company and/or its group, unless they are insignificant or arise from ordinary trading or exchange activities:

Name or company name of related party	Type of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint shareholding with Telefónica Móviles España, S.A.U. in Mobipay España, S.A.
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint shareholding of Banco Bilbao Vizcaya Argentaria, S.A. (or any of its Group Companies), with Telefónica, S.A. and with Caixabank, S.A., in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C., Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.
Caja de Ahorros y Pensiones de Barcelona, “La Caixa”	Corporate	Joint shareholding of Caixabank, S.A. with Telefónica, S.A. and with Banco Bilbao Vizcaya Argentaria, S.A. (or any of its Group Companies ), in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C., Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.
Caja de Ahorros y Pensiones de Barcelona, “La Caixa”	Corporate	Joint shareholding of Caixa Card 1 Establecimiento Financiero de Crédito, S.A.U. with Telefónica Digital España, S.L., and with Banco Santander, S.A., in Ecosistema Virtual para la Promoción del Comercio, S.L.

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A.6.	Indicate whether any shareholders’ agreements have been notified to the company pursuant to Articles 530 and 531 of the Corporate Enterprises Act (Ley de Sociedades de Capital, hereinafter “LSC” in Spanish). Provide a brief description and list the shareholders bound by the agreement, as applicable:

Yes

Shareholders bound by agreement
China Unicom (Hong Kong) Limited
Telefónica, S.A.

% of share capital affected
0.87

Brief description of the agreement:

In accordance with the provisions of Article 112, Section 2 of the Securities Market Act 24/1988, of July 28 (currently replaced by Article 531 Section 1 of the revised text of the Corporate Enterprises Act approved by Royal Decree-Law 1/2010, of 2 July), on October 22, 2009, the Company notified the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores, “CNMV” in Spanish) in writing that on September 6, 2009 Telefónica had entered into a mutual share exchange agreement with China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per Article 530 of the Corporate Enterprises Act. By virtue of these clauses, Telefónica may not, while the strategic partnership agreement is in force, offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited. In addition, China Unicom (Hong Kong) Limited undertook not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). This undertaking was rendered null and void when the aforementioned period of one year had elapsed.

At the same time, both parties also assumed similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited.

This mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009.

On January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica agreed to acquire through its subsidiary Telefónica Internacional, S.A.U. a number of China Unicom shares to the value of 500 million US dollars from third parties, within nine months from the agreement date. In recognition of China Unicom’s stake in Telefónica, the latter commits to proposing the appointment of a board member nominated by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s By-laws. The General Shareholders’ Meeting held on May 18, 2011 duly approved the appointment of China Unicom’s nominee, Mr. Chang Xiaobing, as member of the Board of Directors.

China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.

The Telefónica Group purchased China Unicom shares during 2011 to the amount of 358 million euros. At December 31, 2011, the Telefónica Group held a 9.57% stake in the company.

On June 10, 2012, Telefónica, S.A. through its wholly-owned subsidiary Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited, through a wholly-owned subsidiary, signed an agreement for the purchase by the latter of 1,073,777,121 shares in China Unicom (Hong Kong) Limited owned by Telefónica, equivalent to 4.56% of its total capital.

After securing the requisite regulatory authorizations, the sales transaction was completed on July 30, 2012.

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Subsequent to the transaction, Telefónica and China Unicom remain firmly committed to their strategic partnership.

Telefónica agreed not to sell the shares it holds directly and indirectly in China Unicom for a period of 12 months as from the date of the agreement.

Telefónica will also continue to enjoy representation on China Unicom’s board of directors, while Telefónica’s Board of Directors will continue to include a representative of China Unicom.

Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable:

No

Shareholders involved in concerted action	% of share capital affected	Brief description of the concerted action
—	—	—

Expressly indicate any amendments to or termination of such agreements or concerted actions during the year:

—

A.7.	Indicate whether any individuals or bodies corporate currently exercise control or could exercise control over the company in accordance with Article 4 of the Spanish Securities’ Market Act (Ley del Mercado de Valores). If so, identify:

No

Name or corporate name
—

Remarks
—

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A.8.	Complete the following tables on the company’s treasury shares:

At year end:

Number of shares held directly	Number of shares held indirectly (*)	% of total share capital
29,411,832	0	0.646

(*) Through:

Name or corporate name of direct shareholder	Number of shares held directly
—	—

Total

Give details of any significant changes during the year, in accordance with Royal Decree 1362/2007:

Date of notification	Total number of direct shares acquired	Total number of indirect shares acquired	% of total share capital
11/02/2013	48,534,363	0	1.066
25/07/2013	49,692,373	0	1.092

A.9.	Give details of the applicable conditions and time periods governing any resolutions of the General Shareholders’ Meeting authorizing the Board of Directors to repurchase or transfer the treasury shares:

At Telefónica’s Ordinary General Shareholders’ Meeting held on June 2, 2010, the shareholders resolved to renew the authorization granted at the General Shareholders’ Meeting of June 23, 2009, for the derivative acquisition of treasury stock, either directly or through Group companies, in the terms literally transcribed below:

“To authorize, pursuant to the provisions of Section 75 et seq. of the Spanish Companies Act (Ley de Sociedades Anónimas, hereinafter “LSA” in Spanish), the derivative acquisition by Telefónica, S.A. – either directly or through any of the subsidiaries of which it is the controlling company – at any time and as many times as it deems appropriate, of its own fully-paid shares through purchase and sale, exchange or any other legal transaction.

The minimum price or consideration for the acquisition shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or consideration for the acquisition shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.

Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired pursuant to this authorization added to those already held by Telefónica, S.A. and any of its controlled subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.

It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.

To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.

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To deprive of effect, to the extent of the unused amount, the authorization granted under Item IV on the Agenda by the Ordinary General Shareholders Meeting of the Company on June 23, 2009.”

A.10.	Indicate, as applicable, any restrictions on the transfer of securities and/or any restrictions on voting rights. In particular, indicate any type of restrictions that could impose obstacles to the takeover of the company by means of share purchases on the market:

Yes

Description of the restrictions

In accordance with Article 26 of the Corporate By-laws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 percent voting ceiling.

The 10 percent limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.

For the purposes of the provisions contained in the preceding paragraph, the provisions of Section 18 of the current Corporate Enterprises Act shall apply in order to decide whether or not a group of entities exists and to examine the situations of control indicated above.

In relation to the above and in accordance with the provisions of Article 527 of the Corporate Enterprises Act, any clauses in the By-laws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will be rendered null and void when, subsequent to a takeover bid, the buyer has a stake equal to or over 70 percent of share capital which confers voting rights, unless the buyer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

A.11.	Indicate whether the General Shareholders’ Meeting has agreed to take neutralization measures to prevent a public takeover bid by virtue of the provisions of Act 6/2007.

No

If applicable, explain the measures adopted and the terms under which these restrictions may be lifted:

—

A.12.	Indicate whether the company has issued securities not traded in a regulated market of the European Union.

Yes

If so, identify the various classes of shares and, for each class of shares, the rights and obligations they confer.

The shares of Telefónica, S.A. are traded on the Spanish Continuous Markets, as well as on the markets of New York, London, Lima and Buenos Aires, and all share the same characteristics, rights and obligations.

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On the stock markets of New York and Lima, Telefónica, S.A.’s shares are traded via American Depositary Shares (ADSs), with each ADS representing one share in the Company.

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B.	General Shareholders’ Meeting

B.1.	Indicate the quorum required for constitution of the General Shareholders’ Meeting established in the company’s By-laws. Describe how it differs from the system of minimum quorums established in the Corporate Enterprises Act (Ley de Sociedades de Capital, hereinafter “LSC” in Spanish).

No

	Quorum % other than that established in Article 193 of the LSC for general cases	Quorum % other than that established in Article 194 of the LSC for the special cases described in Article 194
Quorum required for first call	0	0
Quorum required for second call	0	0

Description of the differences
—

B.2.	Indicate and, as applicable, describe any differences between the company’s system of adopting corporate resolutions and the framework established in the LSC:

No

Describe how they differ from the rules established in the LSC.

—

B.3.	Indicate the rules governing amendments to the company’s By-laws. In particular, indicate the majorities required to amend the By-laws and, if applicable, the rules for protecting shareholders’ rights when changing the By-laws.

The Articles of Association and the Rules of Procedure of the Telefónica General Meeting of Shareholders award the General Meeting of Shareholders the power to amend the Articles of Association (articles 15 and 5, respectively), referring otherwise to the applicable legal provisions.

The procedure to amend the Articles of Association is set down in articles 285 and thereafter in the Capital Enterprises Act, and requires approval by the General Meeting of Shareholders with the majorities foreseen in articles 194 and 201 of the aforementioned Act. In particular, the General Meeting is held to deliberate amendments to the Articles of Association, including capital increases and decreases, eliminating or limiting the right to first refusal to buy shares, and the transformation, merger, spin-off and global conveyance of assets and liabilities and transferring the registered office abroad. At the first meeting, these decisions require the attendance of shareholders or representatives of shareholders representing at least fifty percent of the subscribed capital with voting rights. If there is not a sufficient quorum, a General Meeting will be held where the attendance of at least 25 percent of the subscribed stock capital with voting rights. Where the shareholders in attendance represent less than fifty percent of the subscribed capital with voting rights, the decisions referred to in the paragraph above may only be validly adopted with the vote in favour of at least two thirds of the capital presented or represented at the Meeting.

Pursuant to the provisions of article 286 of the Capital Enterprises Act, in the event the Articles of Association are amended, the Directors or, where applicable, the partners tabling the proposal must write the full text of their proposal amendment, and a written report to justify the change, which must be made available to the shareholders for the General Meeting called to deliberate on said amendment.

Furthermore, and pursuant to article 287 of the Capital Enterprises Act, the announcement of a meeting of the General Assembly should explicitly state with due clarity the points to be amended, and mention the right of all partners to examine the full text of the proposal amendment and the report at the company’s headquarters, and to request the delivery or sending of said documents free of charge.

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Article 291 of the Capital Enterprises Act set out that where changes to the Articles of Association involve new obligations for the partners the affected parties must give their consent to the decision. Equally, if the amendment directly or indirectly affects a class of shareholders, or part thereof, the provisions of article 293 of the aforementioned Act must be applied.

The General Assembly voting procedure on proposals is governed by Telefónica’s internal regulations (in particular, article 23 of the Rules of Procedure of the General Assembly). This states, i.a., that each substantially independent article of group of articles shall be voted on separately.

B.4.	Indicate the attendance figures for the General Shareholders’ Meetings held during the year:

	Attendance data
Date of general meeting			% remote voting
	% attending in person	% by proxy	Electronic means	Other	Total
31/05/2013	7.126	47.349	0.009	0.587	54.475
14/05/2012	16.240	38.040	0.004	0.310	54.280

B.5.	Indicate whether the bylaws impose any minimum requirement on the number of shares required to attend the General Shareholders’ Meetings:

Yes

Number of shares required to attend the General Shareholders’ Meetings
300

B.6.	Indicate whether decisions involving a fundamental corporate change (“subsidiarization”, acquisitions/disposals of key operating assets, operations that effectively entail the company’s liquidation) must be submitted to the General Shareholders’ Meeting for approval or ratification even when not expressly required under company law.

Yes

Both Article 15 of the Company’s By-laws and Article 5 of the Regulations for the General Shareholders’ Meeting expressly define the following powers among those conferred on the general Shareholders’ Meeting:

•	The transformation of the Company into a holding company through “subsidiarization” or by entrusting subsidiaries with the conduct of core activities theretofore carried out by the Company itself.

•	The acquisition or disposal of essential operating assets, when this entails an effective amendment of the corporate purpose.

•	Transactions, the effect of which is tantamount to liquidating the Company and, especially, the approval of the final balance sheet upon liquidation.

B.7.	Indicate the address and mode of accessing corporate governance content on your company’s website as well as other information on General Meetings which must be made available to shareholders on the website.

Telefónica complies with applicable legislation and best practices in terms of the content of its website concerning Corporate Governance. In this respect, it fulfills both the technical requirements for access to the Company’s website and the requirements on the content thereof (including information on the General Shareholders’ Meetings) through direct access from the homepage of Telefónica, S.A. (www.telefonica.com) in the section “Shareholders and Investors” (www.telefonica.com/accionistaseinversores), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.

All the available information included on the Telefónica website, except for certain specific documents, is available in two languages: Spanish and English.

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C.	Company management structure

C.1.	Board of Directors

C.1.1.	List the maximum and minimum number of directors included in the bylaws:

Maximum number of directors	20
Minimum number of directors	5

C.1.2.	Complete the following table with board members’ details:

Name or corporate name of director	Representative	Position on the board	Date of first appointment	Date of last appointment	Election procedure
Mr. César Alierta Izuel	—	Chairman	29/01/1997	14/05/2012	Vote at General Shareholders’ Meeting
Mr. Isidro Fainé Casas	—	Vice Chairman	26/01/1994	18/05/2011	Vote at General Shareholders’ Meeting
Mr. José María Abril Pérez	—	Vice Chairman	25/07/2007	31/05/2013	Vote at General Shareholders’ Meeting
Mr. Julio Linares López	—	Vice Chairman	21/12/2005	18/05/2011	Vote at General Shareholders’ Meeting
Mr. José María Álvarez-Pallete López	—	Chief Executive Officer	26/07/2006	14/05/2012	Vote at General Shareholders’ Meeting
Mr. Alfonso Ferrari Herrero	—	Director	28/03/2001	18/05/2011	Vote at General Shareholders’ Meeting
Mr. Antonio Massanell Lavilla	—	Director	21/04/1995	18/05/2011	Vote at General Shareholders’ Meeting
Mr. Carlos Colomer Casellas	—	Director	28/03/2001	18/05/2011	Vote at General Shareholders’ Meeting
Mr. Chang Xiaobing	—	Director	18/05/2011	18/05/2011	Vote at General Shareholders’ Meeting
Mr. Francisco Javier de Paz Mancho	—	Director	19/12/2007	31/05/2013	Vote at General Shareholders’ Meeting
Mr. Gonzalo Hinojosa Fernández de Angulo	—	Director	12/04/2002	14/05/2012	Vote at General Shareholders’ Meeting
Mr. Ignacio Moreno Martínez	—	Director	14/12/2011	14/05/2012	Vote at General Shareholders’ Meeting
Mr. José Fernando de Almansa Moreno-Barreda	—	Director	26/02/2003	31/05/2013	Vote at General Shareholders’ Meeting
Mr. Luiz Fernando Furlán	—	Director	23/01/2008	31/05/2013	Vote at General Shareholders’ Meeting
Ms. Eva Castillo Sanz		Director	23/01/2008	31/05/2013	Vote at General Shareholders’ Meeting
Mr. Pablo Isla Álvarez de Tejera	—	Director	12/04/2002	14/05/2012	Vote at General Shareholders’ Meeting
Mr. Peter Erskine	—	Director	25/01/2006	18/05/2011	Vote at General Shareholders’ Meeting
Mr. Santiago Fernández Valbuena	—	Director	17/09/2012	31/05/2013	Vote at General Shareholders’ Meeting

Total number of directors
18

Indicate any board members who left during this period:

Name or corporate name of director	Type of directorship at time of leaving	Leaving date
—	—	—

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C.1.3.	Complete the following tables on board members and their respective categories:

EXECUTIVE DIRECTORS

Name or corporate name of director	Committee proposing appointment	Post held in the company
Mr. César Alierta Izuel	Nominating, Compensation and Corporate Governance Committee	Executive Chairman
Mr. José María Álvarez-Pallete López	Nominating, Compensation and Corporate Governance Committee	Chief Operating Officer (COO.)
Ms. Eva Castillo Sanz	Nominating, Compensation and Corporate Governance Committee	Chairwoman Telefónica Europe
Mr. Santiago Fernández Valbuena	Nominating, Compensation and Corporate Governance Committee	Chairman Telefónica Latin America

Total number of executive directors		4
% of the board		22.222

EXTERNAL PROPRIETARY DIRECTORS

Name or corporate name of director	Committee proposing appointment	Name or corporate name of significant shareholder represented or proposing appointment
Mr. Isidro Fainé Casas	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. José María Abril Pérez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Antonio Massanell Lavilla	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. Chang Xiaobing	Nominating, Compensation and Corporate Governance Committee	China Unicom (Hong Kong) Limited
Mr. Ignacio Moreno Martínez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.

Total number of proprietary directors		5
% of the board		27.778

Telefónica, S.A.    140

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INDEPENDENT EXTERNAL DIRECTORS

Name or corporate name of director	Profile
Mr. Alfonso Ferrari Herrero	Industrial Engineer. Formerly Executive Chairman of Beta Capital, S.A. and senior manager at Banco Urquijo.
Mr. Carlos Colomer Casellas	Graduate in Economics. Was Chairman of the Colomer Group until 2013.
Mr. Francisco Javier de Paz Mancho	Graduate in Information and Advertising. Law Studies. IESE Business Management Program. Formerly Chairman of the State- owned company MERCASA.
Mr. Gonzalo Hinojosa Fernández de Angulo	Industrial Engineer. Formerly Chairman and CEO of Cortefiel Group.
Mr. Luiz Fernando Furlán	Degrees in chemical engineering and business administration, specializing in financial administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.
Mr. Pablo Isla Álvarez de Tejera	Law Graduate. Member of the Body of State Lawyers (on sabbatical). Chairman and CEO of Inditex, S.A.
Mr. Peter Erskine	Psychology Graduate. Was General manager of Telefónica Europe until 2007. Currently Chairman of Ladbrokes, Plc.
Mr. José Fernando de Almansa Moreno-Barreda	Law Graduate. Joined the diplomatic corps in 1974 and was appointed by His Majesty the King [Juan Carlos I] as Chief of the Royal Household in 1993, with the rank of Minister, and is currently Personal Adviser to His Majesty the King.

Total number of independent directors	8

% of the board	44.444

List any independent directors who receive from the company or group any amount or payment other than standard director remuneration or who maintain or have maintained during the period in question a business relationship with the company or any group company, either in their own name or as a significant shareholder, director or senior manager of an entity which maintains or has maintained the said relationship.

No

If applicable, include a statement from the board detailing the reasons why the said director may carry on their duties as an independent director.

Name or corporate name of director	Description of the relationship	Reasons
—			—

Other External Directors

Name or corporate name of director	Committee notifying or proposing appointment
Mr. Julio Linares López	Nominating, Compensation and Corporate Governance Committee
Total number of Other External Directors	1
% of the board	5.556

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List the reasons why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders.

Name or corporate name of director	Reasons	Company, executive or shareholder with whom the relationship is maintained
Mr. Julio Linares López	On September 17, 2012, Mr. Julio Linares López resigned from his post as COO of Telefónica, S.A. and his managerial post in the Telefónica Group and therefore went from being an Executive Director to being classified in the “Other External Directors” category.	Telefónica, S.A.

List any changes in the category of each director which have occurred during the year.

Name or corporate name of director	Date of change	Previous classification	Current classification
Mr. José Fernando de Almansa Moreno-Barreda	26/06/2013	Other External	Independent

C.1.4.	Complete the following table on the number of female directors over the past four years and their category:

	Number of female directors				% of total directors of each type
	Year t	Year t-1	Year t-2	Year t-3	Year t	Year t-1	Year t-2	Year t-3
Executive	1	1	0	0	25	25	0	0
Proprietary	0	0	0	0	0	0	0	0
Independent	0	0	1	1	0	0	12.5	12.5
Other External	0	0	0	0		0	0
Total:	1	1	1	1	25	25	12.5	12.5

C.1.5.	Explain the measures, if applicable, which have been adopted to ensure that there is a sufficient number of female directors on the board to guarantee an even balance between men and women.

Explanation of measures

The search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to coopt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. Eva Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a term of five years. On September 17, 2012, Ms. Eva Castillo Sanz was appointed as Chairwoman of Telefónica Europe, and therefore changed from being an Independent Director to an Executive Director.

Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a recommendation from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and Secretary to the Board of Directors of Telefónica.

Article 10.3.of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the Board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.

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C.1.6.	Explain the measures taken, if applicable, by the Nomination Committee to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors, and whether the company makes a conscious effort to search for female candidates who have the required profile.

Explanation of measures

In accordance with Article 10.3 of the Board Regulations, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.

When, despite the measures taken, there are few or no female directors, explain the reasons:

Explanation of reasons

All the measures and processes agreed and adopted by the Board of Directors and the Nominating, Compensation and Corporate Governance Committee to ensure the number of females on the Board guarantees an even balance and to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors have been implemented and initiated by the Company. No circumstance arose however during 2013 requiring the current composition of the Board of Directors to be altered.

C.1.7.	Explain how shareholders with significant holdings are represented on the board.

As stated in Section C.1.3 of this Annual Corporate Governance Report, at December 31, 2013, the group of External Directors of Telefónica, S.A. was composed of 14 members (of a total of 18 Board members), of whom five are Proprietary Directors, eight are Independent Directors and one falls under the “Other External Directors” category.

Of the five Proprietary Directors, two act in representation of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), which holds 5.43% of the capital of Telefónica, S.A., two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 6.89% of the capital, and one acts in representation of China Unicom (Hong Kong) Limited (China Unicom) which holds a 1.41% stake.

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C.1.8.	Explain, when applicable, the reasons why proprietary directors have been appointed upon the request of shareholders who hold less than 5% of the share capital:

Name or corporate name of shareholder	Reasons
China Unicom (Hong Kong) Limited

As explained in Section A.6 of this report, on January 23, 2011, expanding on their existing strategic alliance, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica also agreed to propose the appointment of a board member nominated by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s By-laws.

The General Shareholders’ Meeting held on May 18, 2011 approved the appointment of China Unicom’s nominee, Mr. Chang Xiaobing, as member of the Board of Directors in accordance with the addendum to the Strategic Partnership Agreement signed in January 2011. This commitment to China Unicom is a consequence of the Strategic Partnership, which is intended to strengthen Telefónica’s position in the global communications market.

Provide details of any rejections of formal requests for board representation from shareholders whose equity interest is equal to or greater than that of other shareholders who have successfully requested the appointment of proprietary directors. If so, explain why these requests have not been entertained:

No

C.1.9.	Indicate whether any director has resigned from office before their term of office has expired, whether that director has given the board his/her reasons and through which channel. If made in writing to the whole board, list below the reasons given by that director:

No

Name of director	Reasons for resignation
—	—

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C.1.10.	Indicate what powers, if any, have been delegated to the Chief Executive Officer:

Name or corporate name of director	Brief description
Mr. César Alierta Izuel – Executive Chairman (Chief Executive Officer)

The Chairman of the Company, as the Executive Chairman, has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Corporate By-laws, or by the Regulations of the Board of Directors which establishes, in Article 5.4, the competencies that the Board of Directors reserves itself, and may not delegate.

Article 5.4 specifically stipulates that the Board of Directors reserves the power to: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its Committees and the Chairman; (iii) appoint Senior Executives, as well as determine the remuneration of Directors and Senior Executives; and (iv) decide on strategic investments.

Mr. José María Álvarez-Pallete López – Chief Operating Officer	The Chief Operating Officer (COO) has been delegated those powers of the Board of Directors related to the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, under the Corporate By-laws or according to the Regulations of the Board of Directors.

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C.1.11.	List the directors, if any, who hold office as directors or executives in other companies belonging to the listed company’s group:

Name or corporate name of director	Corporate name of the group company	Post
Mr. Alfonso Ferrari Herrero	Telefónica Chile, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
Mr. Francisco Javier de Paz Mancho	Telefónica Brasil, S.A.	Director
	Telefónica de Argentina, S.A.	Director
Mr. Gonzalo Hinojosa Fernández de Angulo	Telefónica del Perú, S.A.A.	Director
	Telefónica Brasil, S.A.	Director
Mr. José Fernando de Almansa Moreno-Barreda	Telefónica Móviles México, S.A. de C.V.	Director
Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director
Ms.Eva Castillo Sanz	Telefónica Czech Republic, A.S.	Chairman of Supervisory Board
	Telefónica Deutschland Holding, A.G.	Chairman of Supervisory Board
	Telefónica Europe, Plc.	Chairman and CEO
	Tuenti Technologies, S.L.	Chairwoman
Mr. Santiago Fernández Valbuena	Colombia Telecomunicaciones, S.A. Esp	Director
	Telefónica América, S.A.	Chairwoman
	Telefónica Brasil, S.A.	Vice Chairwoman
	Telefónica Capital, S.A.	Sole Director
	Telefónica Chile, S.A.	Acting Director
	Telefónica Internacional, S.A.U.	Chairwoman
	Telefónica Móviles México, S.A. de C.V.	Vice Chairman

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C.1.12.	List any company board members who sit on the boards of directors of other non-group companies that are listed on official securities markets in Spain, insofar as these have been disclosed to the company.

Name or corporate name of director	Name of listed company	Post
Mr. César Alierta Izuel	International Consolidated Airlines Group, S.A. (“IAG”)	Director
Mr. Isidro Fainé Casas	Caixabank, S.A.	Chairman
	Abertis Infraestructuras, S.A.	First Vice Chairman
	Repsol, S.A.	First Vice Chairman
	Banco Portugués de Investimento, S.A. (BPI)	Director
	The Bank of East Asia	Director
Mr. Carlos Colomer Casellas	Abertis Infraestructuras, S.A.	Director
	Inversiones Mobiliarias Urquiola, S.A. SICAV	Chairman
	Ahorro Bursatil, S.A. SICAV	Chairman
Ms. Eva Castillo Sanz	Bankia, S.A.	Director
Mr. Pablo Isla Alvarez de Tejera	Inditex, S.A.	Chairman- CEO
Mr. Luiz Fernando Furlán	Brasil Foods, S.A. (BRF)	Director
	AGCO Corporation	Director
Mr. Ignacio Moreno Martínez	Secuoya, Grupo de Comunicación, S.A.	Director
Mr. Santiago Fernández Valbuena	Ferrovial, S.A.	Director
Mr. Peter Erskine	Ladbrokes, Plc	Chairman
Mr. Antonio Massanell Lavilla	Boursorama, S.A.	Director
Mr. Chang Xiaobing	China United Network Communications Limited	Chairman
	China Unicom (Hong Kong) Limited	Chairman and CEO

C.1.13.	Indicate and, where appropriate, explain whether the company has established rules about the number of boards on which its directors may sit:

Yes

Explanation of rules

The Regulations of the Board of Directors (Article 28.2) establish as one of the obligations of the Directors that they must devote the time and efforts required to perform their duties and, to such end, shall report to the Nominating, Compensation and Corporate Governance Committee on their other professional obligations if they might interfere with the performance of their duties as Directors.

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C.1.14.	Indicate the company’s general policies and strategies that are reserved for approval by the Board of Directors in plenary session:

Investment and financing policy	Yes
Design of the structure of the corporate group	Yes
Corporate governance policy	Yes
Corporate social responsibility policy	Yes
Strategic or business plans, management targets and annual budgets	Yes
Remuneration and evaluation of senior officers	Yes
Risk control and management, and the periodic monitoring of internal information and control systems	Yes
Dividend policy, as well as the policies and limits applying to treasury stock	Yes

C.1.15.	List the total remuneration paid to the Board of Directors in the year:

Board remuneration (thousands of euros)	23,453
Amount of total remuneration corresponding to accumulated pension rights (thousands of euros)	1,263

Total board remuneration (thousands of euros)	24,716

C.1.16.	List any members of senior management who are not executive directors and indicate total remuneration paid to them during the year:

Name or corporate name	Position(s)
Mr. Guillermo Ansaldo Lutz	General Manager of Global Resources
Mr. Matthew Key	Chairman Telefónica Digital
Mr. Eduardo Navarro de Carvalho	Director of Strategies and Partnerships
Mr. Ramiro Sánchez de Lerín García-Ovies	General Secretary and of the Board of Directors
Mr. Ángel Vilá Boix	General Manager of Finance and Corporate Development
Mr. Ignacio Cuesta Martín-Gil	Director Internal Audit

Total remuneration received by senior management (in thousands of euros)
12,130

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C.1.17.	List, if applicable, the identity of those directors who are likewise members of the boards of directors of companies that own significant holdings and/or group companies:

Name or corporate name of director	Name or corporate name of significant shareholder	Post
Mr. Isidro Fainé Casas	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Chairman of Criteria Caixaholding, S.A.
Chairman of Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. Antonio Massanell Lavilla	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Chairman of Caixabank, S.A. Director of Bousorama, S.A.
Chairman of Barcelona Digital Technological Centre
Director of Mediterranea Beach & Golf Community, S.A.
Mr. José Fernando de Almansa Moreno-Barreda	Banco Bilbao Vizcaya Argentaria, S.A.	Acting Director of Grupo Financiero BBVA Bancomer, S.A. de C.V.
Acting Director of BBVA Bancomer, S.A.

List, if appropriate, any relevant relationships, other than those included under the previous heading, that link members of the Board of Directors with significant shareholders and/or their group companies.

Name or company name of director with relationship	Name or company name of significant shareholder with relationship	Description of relationship
Mr. Antonio Massanell Lavilla	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	General Manager of Caixabank, S.A.
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly General Manager of Wholesale and Investment Banking
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.	Formerly General Manager of Chairman’s Office

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C.1.18.	Indicate whether any changes have been made to the board regulations during the year.

Yes

Description of amendments

At its meeting held on June 26, 2013, Telefónica, S.A.’s Board of Directors approved the partial modification of the Regulations of the Board of Directors and a new revised text thereof, for the primary purpose of: i) improving its regulation in accordance with best practices; ii) including the latest legislative changes; and iii) revising its entire wording to systemize and standardize the content and expression thereof in line with the Corporate By-laws and Rules for the General Shareholders’ Meeting (previously amended by the Company’s Ordinary General Shareholders’ Meeting on May 31, 2013). Consequently, the articles thereof were reworked and renumbered.

In particular, the amendments to the Regulations of the Board of Directors introduced in June 2013 were as follows:

1.- Addition of a new Article 17 to include the post of Lead Independent Director to improve good corporate governance, reflecting the amendments to the By-laws.

2.- Amendment to articles 17, 18, 20 and 21 (which became articles 18, 19, 21 and 22, respectively), to incorporate the improvements approved to the Company Statutes as regards the functioning of the Board of Directors and its Committees. First, article 17 was amended (now article 18) to include the option of a meeting of the Board of Directors being called by a group of at least one third of its members, a power provided for under the Law and which, after the changes made by the last Ordinary General Meeting of Shareholders, held in 2012, was already included in the Company Statutes. Equally, in line with the amendments proposed to the Company Statutes, minor changes were made to articles 18 and 20 (now articles 19 and 21) to specify the majorities needed to pass decisions in the Board of Directors and Executive Committee, respectively, and to introduce flexibility, in article 21 (now article 22) regarding the composition of the Audit and Control Committee by deleting the maximum number of members.

3.- Amendment to articles 19 and 22 (now articles 20 and 23, respectively) and deletion of articles 24 and 26 to change the structure of the Committees of the Board of Directors and make improvements to the rules of procedure governing the Committee on Appointments, Remuneration and Good Governance. With the overall aim of improving the functioning of the Board of Directors and, in particular, to rationalise how many committees it has and strengthen their role, the structure of the Committees of the Board of Directors was reorganised, eliminating the International Affairs Committee and the Committee on Human Resources, Reputation and Corporate Responsibility, and boosting the role of the Committee on Appointments, Remuneration and Good Governance. With respect to the latter, after incorporating its rules of procedure into the Company Statutes and establishing it as a statutory body, thus placing it on the same level as the Audit and Control Committee, its powers on reputation and corporate responsibility were expanded to include those previously held by the Committee on Human Resources, Reputation and Corporate Responsibility. A full list of its powers was drawn up, adding the Secretary and Vice-Secretary to the Board and the Independent Coordinator Member to the list of posts whose appointment is subject to the opinion of or proposal by this Committee.

4. - Amendment to Article 36 (which was renumbered Article 35) to include a specific reference to the publication of the Report on Directors’ Compensation on the corporate website.

5. - A new revised text to introduce technical improvements and standardize its wording and renumber the chapters, titles and articles in order.

These modifications were notified to the Spanish Securities Market Commission and inscribed in the Mercantile Register of Madrid on July 25, 2013.

C.1.19.	Indicate the procedures for appointing, re-electing, appraising and removing directors. List the competent bodies and the processes and criteria to be followed for each procedure.

Selection and appointment

Telefónica’s Bylaws state that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders’ Meeting. The Board of Directors may, in accordance with the Corporate Enterprises Act and the Company Bylaws, provisionally co-opt Directors to fill any vacancies.

To this effect the Board of Directors shall have the power to fill, on an interim basis, any vacancies that may occur therein, by appointing, in such manner as is legally allowed, the persons who are to fill such vacancies until the holding of the next General Shareholders’ Meeting.

Also, in all cases, proposed appointments of Directors must follow the procedures set out in the Company’s Bylaws and Regulations of the Board of Directors and be preceded by the appropriate favorable report by the Nominating, Compensation and Corporate Governance Committee and in the case of independent Directors, by the corresponding proposal by the Committee.

Therefore, in exercise of the powers delegated to it, the Nominating, Compensation and Corporate Governance Committee must report, based on criteria of objectivity and the best interests of the Company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.

In line with the provisions of its Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders’ Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors. Similarly, the Board shall ensure that the total number of independent Directors represents at least one third of the total number of Board members.

Similarly the nature of each Director shall be explained by the Board of Directors to the shareholders at the General Shareholders’ Meeting at which the appointment thereof must be made or ratified. Furthermore, such nature shall be reviewed annually by the Board after verification by the Nominating, Compensation and Corporate Governance Committee, and reported in the Annual Corporate Governance Report.

In any case, and in the event of re-election or ratification of Directors by the General Shareholders’ Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.

Lastly, both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that those proposed for the post of Director should be persons of recognized caliber, qualifications and experience, who are willing to devote the time and effort necessary to carrying out their functions, and shall take extreme care in the selection of persons to be appointed as independent Directors.

Re-election

Directors are appointed for a period of five years, and may be re-elected for one or more subsequent five-year periods.

As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors, by the corresponding proposal by the Committee.

Evaluation

In accordance with the Regulations of the Board of Directors, the latter reserves expressly the duty to approve on a regular basis its functioning and the functioning of its Committees, it being the duty of the Nominating, Compensation and Corporate Governance Committee to organize and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said Body.

In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.

Removal or dismissal

Directors’ shall cease to hold office when the term for which they were appointed expires, or when so resolved by the shareholders at the General Shareholders’ Meeting in the exercise of the powers legally granted to them.

The Board of Directors shall not propose the removal of any independent Director prior to the end of the Bylaw-mandated period for which they have been appointed, unless there are due grounds therefore acknowledged by the Board alter a report from the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent to his position.

The removal of independent Directors may also be proposed as a result of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.

C.1.20. Indicate whether the board has evaluated its performance during the year:

Yes

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Explain, if applicable, to what extent this evaluation has prompted significant changes in its internal organization and the procedures applicable to its activities:

Description of amendments

In a meeting on February 26, 2013 the Nominating, Compensation and Corporate Governance Committee revised and analyzed the results of Telefónica, S.A.’s evaluation of the performance in 2012 of the Board of Directors and its Committees and of the Company’s General Meeting, concluding that, on the whole, they were highly satisfied with the organization and activities of these governing bodies.

Furthermore, and as a result of this evaluation, certain improvement points were identified. In view of this and after an exhaustive examination and analysis of the results obtained, the Board followed the Nominating, Compensation and Corporate Governance Committee’s proposal and approved the suggested improvements described hereon in order to optimize the operation of the Company’s governing bodies:

•	Continue to work towards ensuring the earliest possible submission of the documentation and information needed to examine and analyze in advance matters tabled for discussion at Board meetings.

•	Assess the analysis of the Company’s current corporate governance structure, insofar as it relates to the Board Committees, for the purpose of proposing appropriate improvement measures.

•	Once the “Board Library” (electronic repository of Board documentation) has been set up, continue to optimize the use of electronic media.

•	Oversee all necessary measures in order to ensure the General Shareholders’ Meetings of the Company are conducted normally.

C.1.21.	Indicate the cases in which directors must resign.

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation in the following cases:

a)	When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed no longer exist.

b)	When they are affected by any of the cases of incompatibility or prohibition established by Law.

c)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfill any of their obligations as Directors.

d)	When their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardize its interests.

The conditions listed above under Recommendation C.1.19 “Removal” above must also be taken into consideration.

C.1.22.	Indicate whether the duties of chief executive officer fall upon the Chairman of the Board of Directors. If so, describe the measures taken to limit the risk of powers being concentrated in a single person:

Yes

Measures for limiting risk

•	The Company’s Articles of Association (article 32) and the Rules of Procedure of the Board of Directors (article 17) cover and regulate the role of the Lead Director, whose functions and tasks include the following:

a) To coordinate the work of External Directors appointed by the Company to defend the interests of all company shareholders and represent the concerns of said Directors;

b) To request the Chairman of the Board of Directors call a meeting of the Board when appropriate under Good Governance practices;

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c) Consequently, to request the inclusion of certain matters on the Agenda of meetings of the Board of Directors;

d) To direct the Board of Directors when it evaluates the Chairman of the Board.

Mr. Alfonso Ferrari Herrero was appointed as Lead Director by the Board of Directors in its meeting of May 31, 2013.

•	At its meeting on the 17th of September 2012 the Company Board of Directors agreed to appoint Mr. José María Álvarez Pallete-López as Chief Operating Officer of Telefónica, S.A., reporting directly to the Chairman and with responsibilities for all of the Business Units in Telefónica Group. Between the 19th of December 2007 and the 17th of September 2012, the Chief Operating Officer of the Company was Mr. Julio Linares López.

•	Equally, pursuant to the provisions of article 28 of the Rules of Procedure of the Board of Directors, any Member of the Board can urge that a meeting of the Board of Directors be called when he deems necessary, or request the inclusion on the Agenda of any matters he considers pertinent.

•	Otherwise, as per the Rules of Procedure of the Board of Directors, the Chairman must at all times act in accordance with the guidelines set by the General Meeting of Shareholders and the Board of Directors.

•	In the same manner, all decisions of particular importance to the Company are submitted for prior approval to the Board of Directors or the Executive Committee, depending on the case in question.

•	It also states that the Board of Directors has exclusive competence over certain matters, such as: general policy and strategies; evaluation of the Board, its Committees and its Chairman, appointment of Senior Managers; remuneration of Board Members and Senior Managers; and strategic investments.

•	Additionally, reports and proposals from certain Committees of the Board of Directors are required to take some decisions.

•	Finally, it is important to highlight that the Chairman does not have a casting vote on the Board of Directors.

Indicate, and if necessary, explain whether rules have been established that enable any of the independent directors to convene board meetings or include new items on the agenda, to coordinate and voice the concerns of external directors and oversee the evaluation by the Board of Directors.

Yes

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Explanation of rules

Subsequent to the Ordinary General Shareholders’ Meeting on May 31, 2013, the Company’s By-laws (Article 32) and, since June 2013, the Regulations of the Board of Directors (Article 17), set forth and regulate the position of Lead Director (Consejero Independiente Coordinador), the duties and tasks of which include:

a) Coordinating the work of the External Directors appointed by the Company, in defense of the interests of all shareholders of the Company, and hearing the concerns of such directors.

b) Requesting the Chairman of the Board of Directors call a meeting of the Board of Directors when appropriate in accordance with good governance rules.

c) In said instances, requesting the inclusion of certain items on the agenda for meetings of the Board of Directors.

d) Directing the evaluation by the Board of Directors of its Chairman.

In its meeting of May 31, 2013, the Board also appointed the Chairman of the Nominating, Compensation and Corporate Governance Committee, Mr. Alfonso Ferrari Herrero, as Lead Director.

C.1.23.	Are qualified majorities, other than legal majorities, required for any type of decisions?:

No

If applicable, describe the differences.

Description of differences

—

C.1.24.	Indicate whether there are any specific requirements, apart from those relating to the directors, to be appointed Chairman.

Yes

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Description of requirements

In order for a Director to be appointed Chairman, said Director must have served on the Board for at least three years prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

C.1.25.	Indicate whether the Chairman has the casting vote:

No

Matters where the Chairman has the casting vote

—

C.1.26.	Indicate whether the bylaws or the regulations of the Board of Directors set any age limit for directors:

No

Age limit for Chairman	Age limit for CEO	Age limit for directors
0	0	0

C.1.27.	Indicate whether the bylaws or the regulations of the Board of Directors set a limited term of office for independent directors:

No

Maximum number of years in office

—

C.1.28.	Indicate whether the bylaws or board regulations stipulate specific rules on appointing a proxy to the board, the procedures thereof and, in particular, the maximum number of proxy appointments a director may hold. Also indicate whether only one director of the same category may be appointed as a proxy. If so, give brief details:

In accordance with Article 19 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavor to ensure that the proxy they grant to another member of the Board includes, as far as is practicable, appropriate instructions. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.

Article 34.4 of the By-laws also establishes that all Directors who are absent may grant a proxy in writing to another Director who is in attendance, with the right to speak and to vote, at the meeting or session to which the proxy refers. The Director granting the proxy shall endeavor, to the extent possible, to include voting instructions in the proxy document.

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C.1.29.	Indicate the number of board meetings held during the year and how many times the board has met without the Chairman’s attendance. Attendance will also include proxies appointed with specific instructions.

Number of board meetings	14
Number of Board meetings held without the Chairman’s attendance	1

Indicate the number of meetings of the various board committees held during the year:

Number of meetings of the Executive or Delegated Committee	19
Number of meetings of the Audit and Compliance Committee	10
Number of meetings of the Nomination and Remuneration Committee	11
Number of meetings of the Nomination Committee	0
Number of meetings of the Remuneration Committee	0
Number of meetings of the Regulation Committee	3
Number of meetings of the Service Quality and Customer Service Committee	3
Number of meetings of the Institutional Affairs Committee	6
Number of meetings of the Strategy Committee	10
Number of meetings of the Innovation Committee	11

C.1.30.	Indicate the number of board meetings held during the year with all members in attendance. Attendance will also include proxies appointed with specific instructions:

Directors’ attendance	8
% of attendances of the total votes cast during the year	97.62

C.1.31.	Indicate whether the consolidated and individual financial statements submitted for authorization by the board are certified previously:

No

Identify, where applicable, the person(s) who certified the company’s individual and consolidated financial statements prior to their authorization for issue by the board:

Name	Position
—	—

C.1.32.	Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements it prepares from being laid before the General Shareholders’ Meeting with a qualified Audit Report.

Through the Audit and Control Committee, the Board of Directors plays an essential role in supervising the preparation of the Company’s financial information, controlling and coordinating the various players that participate in this process.

To achieve this objective, the Audit and Control Committee’s work addresses the following basic issues:

1)	Supervising the process of preparing and submitting regulated financial information. With respect thereto, it shall be responsible for supervising the preparation and completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

2)	Monitoring the effectiveness of the Company’s internal control and risk management systems, and to discuss with the auditors significant weaknesses in the internal control system detected during the audit. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy.

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3)	Establishing and maintaining appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor’s independence, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

4)	In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing regulations.

5)	Issuing on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in the previous paragraph.

6)	Supervising internal audit, in particular:

a)	To ensure the independence and efficiency of the internal audit function;

b)	To propose the selection, appointment and removal of the person responsible for internal audit;

c)	To propose the budget for such service;

d)	To review the internal audit work plan and its annual activities report;

e)	To receive periodic information on its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.

The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. To this effect, the Audit and Control Committee meets whenever appropriate, holding ten (10) meetings in 2013.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work. Additionally and when requested by the Committee, other members of the management of the Company and its subsidiaries have attended Committee meetings to explain specific matters that are directly within their scope of competence. In particular, managers from the finance, as well as those in charge of internal audit, have attended these meetings. The members of the Committee have held separate meetings with each of these when it was deemed necessary to closely monitor the preparation of the Company’s financial information.

The above notwithstanding, Article 40 of the Regulations of the Board of Directors establishes that the Board of Directors shall endeavor to prepare the final financial statements in a manner that will give no for the Auditor to qualify its opinion. However, whenever the Board considers that it should maintain its standards, it shall publicly explain the contents and scope of the discrepancies.

C.1.33.	Is the Secretary of the board also a director?

No

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C.1.34.	Explain the procedures for appointing and removing the Secretary of the board, indicating whether their appointment and removal have been notified by the Nomination Committee and approved by the board in plenary session.

Appointment and removal procedure

In accordance with Article 15 of the Regulations of the Board of Directors, the Board of Directors, upon the proposal of the Chairman, and after a report from the Nominating, Compensation and Corporate Governance Committee, shall appoint a Secretary to the Board, and shall follow the same procedure for approving his/her removal.

Does the Nomination Committee propose appointments?	Yes
Does the Nomination Committee advise on dismissals?	Yes
Do appointments have to be approved by the board in plenary session?	Yes
Do dismissals have to be approved by the board in plenary session?	Yes

Is the Secretary of the board entrusted in particular with the function of overseeing corporate governance recommendations?

Yes

Remarks

The Secretary to the Board shall, at all times, attend to the formal and substantive legality of the Board’s actions, and the conformance thereof to the Corporate By-laws, the Regulations for the General Shareholders’ Meeting and of the Board, and ensure that these actions are in line with the corporate governance recommendations assumed by the Company at any given time (Article 15 of the Regulations of the Board).

C.1.35.	Indicate and explain, where applicable, the mechanisms implemented by the company to preserve the independence of the auditor, financial analysts, investment banks and rating agencies.

With regards to the independence of the External Auditor of the Company, Article 40 of the Regulations of the Board of Directors establishes that the Board shall, through the Audit and Control Committee, establish a stable and professional relationship with the Company’s Auditor, strictly respecting the independence thereof.

The Audit and Control Committee has a fundamental responsibility, as specified in Article 22 of the Regulations of the Board, to establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor’s independence, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

The Committee must also issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the External Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in the previous paragraph.

In addition, in accordance with Article 22 of the Regulations of the Board of Directors, it is the Audit and Control Committee that proposes to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor as well as, if necessary, the appropriate terms for the hiring thereof, the scope of its professional engagement and the revocation or non- renewal of its appointment.

Likewise, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company’s management team when this is deemed necessary. To this effect, and in keeping with US legislation on this matter, the External Auditor must inform the Audit and Control Committee at least once a year on the most significant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information affecting key elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditor and the Company’s management team.

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In accordance with internal company regulations and in line with the requirements imposed by US legislation, the engagement of any service from the Company’s External Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Auditing Act (Ley de Auditoría de Cuentas) and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be performed, evaluating any situations that may jeopardize the External Auditor’s independence, and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. In this respect, the Company reports the fees paid to the External Auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with prevailing legislation.

C.1.36.	Indicate whether the company has changed its external audit firm during the year. If so, identify the incoming audit firm and the outgoing auditor:

No

Explain any disagreements with the outgoing auditor and the reasons for the same.

No

Explanation of the disagreements

—	—

C.1.37.	Indicate whether the audit firm performs other non-audit work for the company and/or its group. If so, state the amount of fees paid for such work and the percentage they represent of the fees invoiced to the company and/or its group.

No

	Company	Group	Total
Amount of non-audit work (in thousands €)	0	0	0
Amount of non-audit work as a % of the total amount billed by the audit firm	0.000	0.000	0.000

C.1.38.	Indicate whether the audit report on the previous year’s financial statements is qualified of includes reservations. Indicate the reasons given by the Chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.

No

Explanation of reasons

—	—

C.1.39.	Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate how many years the current firm has been auditing the accounts as a percentage of the total number of years over which the financial statements have been audited:

	Company	Group
Number of consecutive years	9	9

	Company	Group
Number of years audited by current audit firm/Number of years the company’s financial statements have been audited (%)	29.0	39.1

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C.1.40.	Indicate and give details of any procedures through which directors may receive external advice:

Yes

Procedures

Article 27 of the Regulations of the Board of Directors stipulates that in order to receive assistance in the performance of their duties, the Directors or any of the Committees of the Board may request that legal, accounting, financial or other experts be retained at the Company’s expense. The engagement must necessarily be related to specific problems of a certain significance and complexity that arise in the performance of their duties.

The decision to retain such services must be communicated to the Chairman of the Board of Directors and shall be formalized through the Secretary to the Board, unless the Board of Directors does not consider such engagement to be necessary or appropriate.

C.1.41.	Indicate whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies:

Yes

Procedures

The Company adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such a requirement not be fulfilled, on the grounds of the importance or the confidential nature of the information, apart from in absolutely exceptional cases.

In this regard, at the beginning of each year the Board of Directors and its Committees set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable.

Also, and in accordance with Recommendation 18 of the Unified Good Governance Code (2013 revised version), at the beginning of the year the Board and its Committees prepare an Action Plan detailing the activities to be carried out and their timing for each year, as per their assigned powers and duties.

Likewise, all the meetings of the Board and the Board Committees have a pre-established agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. For the same purpose, the Directors are sent the documentation related to the agenda of the meetings sufficiently in advance. Such information is subsequently supplemented with the written documentation and presentations handed out to the Directors at the meeting.

To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their competencies.

Furthermore, and as a general rule, the Regulations of the Board of Directors expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. Exercising of this right to receive information shall be channeled through the Chairman or Secretary to the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.

C.1.42.	Indicate and, where appropriate, give details of whether the company has established rules obliging directors to inform the board of any circumstances that might harm the organization’s name or reputation, tendering their resignation as the case may be:

Yes

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Details of rules

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.

Likewise, Article 31.h) of the Regulations establishes that Directors must report to the Board any circumstances related to them that might damage the credit or reputation of the Company as soon as possible.

C.1.43.	Indicate whether any director has notified the company that they have been indicted or tried for any of the offences stated in Article 213 of the LSC.

No

Name of director	Criminal proceedings	Remarks
—	—	—

Indicate whether the Board of Directors has examined this matter. If so, provide a justified explanation of the decision taken as to whether or not the director should continue to hold office or, if applicable, detail the actions taken or to be taken by the board.

No

Decision/action taken	Justified explanation
—	—

C.1.44.	List the significant agreements entered into by the company which come into force, are amended or terminate in the event of a change of control of the company due to a takeover bid, and their effects.

1. - On 22nd of February 2013, Telefónica, S.A., the service provider, and a group of credit entities, as lenders, with Citibank International Plc as the agent bank, signed a syndicated loan contract worth 1.4 billion euros (the “Financing Contract”).

Pursuant to the Financing Contract, in the event of a change in control of Telefónica, S.A., the lenders may, in certain circumstances, require early cancellation of the Financing Contract.

To determine whether a change in control has occurred for these purposes, the Financing Contract will adhere to the usual criteria in this sort of agreements, such as taking control of the majority of the voting rights, or the appointment of the majority of the members of the governing body or of the company’s financial and operational policies.

2.- On April 29, 2013, Telefónica, S.A. and TLK Investment, CV (a company forming part of the Guatemalan business group Corporación Multi-Inversiones) (“CMI”) signed an agreement to establish a joint venture between Telefónica and CMI, Telefónica Centroamérica Inversiones, S.L.U. (“TCI”). Telefónica contributed its assets in Central America (excluding assets in Costa Rica) and CMI made a monetary contribution of 500,000,000 US dollars. As a result of these contributions, Telefónica holds 60% and CMI 40% of TCI’s share capital. This arrangement was completed on August 2, 2013.

Telefónica and CMI also entered into a Shareholders’ Pact in TCI, which includes a change of control clause stipulating that if there was a change of control of CMI or Telefónica, the other party would be fully entitled to: (i) exercise the right to acquire (call option) the entire stake held in TCI by the shareholder over which control has changed at the date control changed; or (ii) exercise the right to sell (put option) the entire stake the former held in TCI to the latter. In both cases, the purchase price of the stake shall be TCI’s market value calculated by an independent expert.

For the purposes of the Shareholders’ Pact, a change of control shall be: (i) in the case of CMI, when the last natural person or corporate body controlling CMI ceases to do so; and (ii) for Telefónica, when a natural person or corporate body not controlling Telefónica assumes control. In both instances, “control” shall be as specified in the International Financing Reporting Standards (IFRS).

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C.1.45.	Identify, in aggregate form and provide detailed information on agreements between the company and its officers, executives and employees that provide indemnities for the event of resignation, unfair dismissal or termination as a result of a takeover bid or other.

Number of beneficiaries	55
Type of beneficiary

Executive Directors, Senior Executive Officers and other Employees
Description of the resolution

With regard to Executive Directors and the conditions for termination of their contracts, since 2006, in line with typical market practices, the Company policy applicable to Executive Directors provides for compensation equivalent to two years’ worth of remuneration, calculated based on the last fixed payment and the arithmetical average of the total for the last two annual variable payments, in the event their contract is terminated for reasons attributable to the Company or objective circumstances, such as a change in control of the Company. Otherwise, if the contract is terminated because of a failure attributable to the Executive Director, he is entitled to no compensation whatsoever.

Contracts signed since 2006 (for Executive Directors) have followed these compensation rules.

In the case of contracts signed before 2006, the compensation due to Executive Directors, pursuant to their contracts, does not follow the policy outlined above, but rather is based on the Director’s personal and professional circumstances and when he signed the contract. In these cases, the financial compensation agreed to for contract termination, where applicable, may be up to a maximum of four times annual remuneration depending on the time the Director has been with the Company. Each annual payment includes the last fixed payment and the arithmetical average of the sum of the two last variable annual payments under the contract.

As regards the Company’s Senior Management (excluding Executive Directors), their contracts recognise an entitlement to financial compensation, as indicated below, in the event they are terminated for a reason attributable to the Company and, in certain cases, for objective circumstances such as a change in control of the Company. Otherwise, if the contract is terminated because of a failure attributable to the Senior Manager, he is entitled to no compensation whatsoever. However, it should be noted that, in certain cases, the compensation to which the Senior Manager is entitled, depending on his contract, is not governed by these general rules but instead by his personal and professional circumstances and when he signed his contract. The financial compensation agreed for termination of the contract, where applicable, consists of a maximum of three annual payments plus one more depending on length of service with the Company. The annual payment includes the last fixed payment and the arithmetical average of the sum of the last two variable annual payments under the contract.

Employment contracts that link employees to the Company under a standard employment relationship do not contain a compensation clause for termination of the contract. As such, the employee is entitled, where applicable, to the compensation established under employment legislation. Notwithstanding the above, certain Company employees, depending on their level and length of service, their personal and professional circumstances and when they signed their contracts, have a recognised contractual entitlement to receive compensation, in some cases, under the same conditions as set out in the paragraph above, generally consisting of one and a half annual payments. This annual payment includes the last fixed payment and the arithmetical average of the sum of the last two variable annual payments under the contract.

Indicate whether these agreements must be reported to and/or authorized by the governing bodies of the company or its group:

	Board of Directors	General Shareholders’ Meeting
Body authorizing clauses	Yes	No
Is the General Shareholders’ Meeting informed of such clauses?		Yes

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C.2.	Board committees

C.2.1.	Give details of all the board committees, their members and the proportion of proprietary and independent directors.

EXECUTIVE OR DELEGATE COMMITTEE

EXECUTIVE COMMISSION

Name	Post	Type
Mr. César Alierta Izuel	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José María Álvarez-Pallete López	Member	Executive
Mr. Peter Erskine	Member	Independent

% of executive directors	22.22
% of proprietary directors	22.22
% of independent directors	55.55
% of Other External Directors	0.00

AUDIT AND CONTROL COMMITTEE

Name	Post	Type
Mr. Carlos Colomer Casellas	Chairman	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Ignacio Moreno Martínez	Member	Proprietary

% of executive directors	0.00
% of proprietary directors	40.00
% of independent directors	60.00
% of Other External Directors	0.00

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Position	Type
Mr. Alfonso Ferrari Herrero	Chairman	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Peter Erskine	Member	Independent

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% of executive directors	0.00
% of proprietary directors	0.00
% of independent directors	100.00
% of Other External Directors	0.00

REGULATION COMMITTEE

Name	Position	Type
Mr. Gonzalo Hinojosa Fernández de Angulo	Chairman	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Independent
Ms. Eva Castillo Sanz	Member	Executive
Mr. Ignacio Moreno Martínez	Member	Proprietary

% of executive directors	14.29
% of proprietary directors	14.29
% of independent directors	71.43
% of Other External Directors	0.00

SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Position	Type
Mr. Antonio Massanell Lavilla	Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Ms. Eva Castillo Sanz	Member	Executive
Mr. Ignacio Moreno Martínez	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of executive directors	14.29
% of proprietary directors	28.57
% of independent directors	57.14
% of Other External Directors	0.00

INSTITUTIONAL AFFAIRS COMMITTEE

Name	Post	Type
Mr. Julio Linares López	Chairman	Other External
Mr. José Fernando de Almansa Moreno-Barreda	Member	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of executive directors	0.00
% of proprietary directors	16.67
% of independent directors	66.66
% of Other External Directors	16.67

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STRATEGY COMMITTEE

Name	Position	Type
Mr. Peter Erskine	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Independent
Ms. Eva Castillo Sanz	Member	Executive
Mr. Julio Linares López	Member	Other External

% executive directors	16.67
% proprietary directors	0.00
% independent directors	66.66
% of Other External Directors	16.67

INNOVATION COMMITTEE

Name	Position	Type
Mr. Carlos Colomer Casellas	Chairman	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. José María Abril Pérez	Member	Proprietary
Mr. Peter Erskine	Member	Independent
Mr. Julio Linares López	Member	Other External

% executive directors	0.00
% proprietary directors	40.00
% independent directors	40.00
% of Other External Directors	20.00

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C.2.2.	Complete the following table on the number of female directors on the various board committees over the past four years.

	Number of female directors
	Year t Number %	Year t-1 Number %	Year t-2 Number %	Year t-3 Number %
Executive Committee	0	0	0	0
Audit Committee	0	0	0	0
Nomination and Remuneration Committee	0	0	0	0
Nomination Committee
Remuneration Committee
Regulation Committee	1(14.29)	1(20.00)	1(16.67)	1(20.00)
Service Quality and Customer Service Committee	1(14.29)	1(16.67)	1(16.67)	1(16.67)
Institutional Affairs Committee	0	N/A	N/A	N/A
Strategy Committee	1(16.67)	1(20.00)	1(20.00)	1(20.00)
Innovation Committee	0	0	0	0

C.2.3.	Indicate whether the Audit Committee is responsible for the following:

To supervise the preparation process, monitoring the integrity of financial information on the company and, if applicable, the group, and revising compliance with regulatory requirements, the adequate boundaries of the scope of consolidation and correct application of accounting principles.	Yes
To regularly review internal control and risk management systems, so main risks are correctly identified, managed and notified.	Yes

To safeguard the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.	Yes

To establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.	Yes

To submit to the board proposals for the selection, appointment, reappointment and removal of the External Auditor, and the engagement conditions.	Yes

To receive regular information from the External Auditor on the progress and findings of the audit program and check that senior management are acting on its recommendations.	Yes
To ensure the independence of the External Auditor.	Yes

C.2.4.	Describe the organizational and operational rules and the responsibilities attributed to each of the board committees.

Audit and Control Committee.

Pursuant to the provisions of Article 39 of the Corporate By-laws of Telefónica, S.A., Article 22 of the Regulations of the Board of Directors regulates the Audit and Control Committee in the following terms:

a) Composition.

The Audit and Control Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors, and at least one of them must be an Independent Director. When appointing such members, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing or both, as well as in risk management.

The Chairman of the Audit and Control Committee, who shall in all events be an independent Director, shall be appointed from among its members, and shall be replaced every four years; he may be re-elected after the passage of one year from the date when he ceased to hold office.

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b) Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

1)	To report, through its Chairman, to the shareholders at the General Shareholders’ Meeting on issues raised therein in connection with matters within its purview.

2)	To propose to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor mentioned in Article 264 of the Corporate Enterprises Act, as well as, where appropriate, terms for the hiring thereof, the scope of its professional engagement and the revocation or renewal of its appointment.

3)	To supervise internal audit and, in particular:

a)	To ensure the independence and efficiency of the internal audit function;

b)	To propose the selection, appointment and removal of the person responsible for internal audit;

c)	To propose the budget for such service;

d)	To review the internal audit work plan and its annual activities report;

e)	To receive periodic information on its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.

4)	To supervise the process of preparing and submitting regulated financial information. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

5)	To supervise the effectiveness of the Company’s internal control system and risk management systems, and to discuss with the Auditor significant weaknesses in the internal control system detected during the audit. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a)	The types of risk (operational, technological, financial, legal and reputational) facing the Company;

b)	The risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialize; and

c)	The control and information systems to be used to control and manage the above-mentioned risks.

6)	To establish and supervise a system that allows employees to confidentially and anonymously report potentially significant irregularities, particularly any financial and accounting irregularities detected within the Company.

7)	To establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

8)	To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in point 7) above.

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2013 Financial Statements

c) Operation.

The Audit and Control Committee shall meet at least once every quarter and as often as appropriate, when called by its Chairman.

In the performance of its duties, the Audit and Control Committee may require that the Company’s Auditor and the person responsible for internal audit, and any employee or senior executive officer of the Company, attend its meetings.

d) Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 20 b) 3.of the Regulations of the Board of Directors, the Audit and Control Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 20 b) 3.of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Audit and Control Committee.

Service Quality and Customer Service Committee.

a) Composition.

The Service Quality and Customer Service Committee shall consist of such a number of members, all of them Directors, as the Board of Directors determines at any given time, who shall in no case be less than three and the majority of whom must be External Directors.

The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.

b) Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:

1)	To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.

2)	To evaluate levels of customer service provided by the companies of the Group to their customers.

c) Action Plan and Report.

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 20 b) 3.of the Regulations of the Board of Directors, the Service Quality and Customer Service Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 20 b) 3.of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Service Quality and Customer Services Committee.

Telefónica, S.A.    167

2013 Financial Statements

Strategy Committee

a) Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Strategy Committee shall be appointed from among its members.

b) Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee shall be to support the Board of Directors in the analysis and follow-up of the global strategy policy of the Telefónica Group.

c) Action Plan and Report.

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 20 b) 3.of the Regulations of the Board of Directors, the Strategy Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 20 b) 3.of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Strategy Committee.

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2013 Financial Statements

Innovation Committee

a) Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Innovation Committee shall be appointed from among its members.

b) Duties.

The Innovation Committee is primarily responsible for advising and assisting in all matters regarding innovation. Its main object is to perform an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure its implementation and development across the Group.

c) Action Plan and Report.

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 20 b) 3.of the Regulations of the Board of Directors, the Innovation Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 20 b) 3.of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Innovation Committee.

Nominating, Compensation and Corporate Governance Committee

a) Composition.

The Nominating, Compensation and Corporate Governance Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors and the majority of them must be Independent Directors.

The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an Independent Director, shall be appointed from among its members.

b) Duties.

Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:

1)	To report, following standards of objectivity and conformity to the corporate interest, on the proposals for the appointment, re-election and removal of Directors and senior executives of the Company and its subsidiaries, as well as the Secretary and, if applicable, the Deputy Secretary of the respective Board of Directors, and evaluate the qualifications, knowledge and experience required of candidates to fill vacancies.

2)	To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the respective Secretary and, if applicable, the respective Deputy Secretary.

3)	To propose to the Board of Directors the appointment of the Lead Director from among the Independent Directors.

4)	Together with the Chairman of the Board of Directors, to organize and coordinate a periodic assessment of the Board of Directors pursuant to Article 13.3 of the Regulations of the Board.

5)	To inform on the periodic assessment of the performance of the Chairman of the Board of Directors.

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2013 Financial Statements

6)	To examine or organize, in such manner as is deemed fit, the succession of the Chairman of the Board of Directors and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.

7)	To propose to the Board of Directors, within the framework established in the Corporate By-laws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 34 of the Regulations of the Board.

8)	To propose to the Board of Directors, within the framework established in the By-Laws, the extent and amount of the compensation, rights and remuneration of a financial nature of the Chairman of the Board of Directors, the Executive Directors and the senior executives of the Company, as well as the basic terms of their contracts, for purposes of contractual implementation thereof.

9)	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.

10)	To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.

11)	To exercise such other powers and perform such other duties as are assigned to such Committee in these Regulations.

c) Operation.

In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman of the Board of Directors requests the issuance of a report or the making of a proposal within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.

d) Action Plan and Report.

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 20 b) 3.of the Regulations of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 20 b) 3.of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Nominating, Compensation and Corporate Governance Committee.

Regulation Committee

a) Composition.

The Regulation Committee shall consist of such a number of members, all of them Directors, as the Board of Directors determines at any given time, who shall in no case be less than three and the majority of whom must be external Directors.

The Chairman of the Regulation Committee shall be appointed from among its members.

b) Duties.

Notwithstanding other duties entrusted to it by the Board of Directors, the Regulation Committee shall have at least the following functions:

1)	To monitor on a permanent basis the principal regulatory matters and issues affecting the Group at any time, through the study, review and discussion thereof.

2)	To act as a communication and information channel on regulatory matters between the management team and the Board of Directors and, where appropriate, to advise the Board of Directors of those matters deemed significant to the Company or to any of the companies of the Group in respect of which it is necessary or appropriate to make a decision or adopt a particular strategy.

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2013 Financial Statements

c) Action Plan and Report.

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 20 b) 3.of the Regulations of the Board of Directors, the Regulation Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 20 b) 3.of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Regulation Committee.

Institutional Affairs Committee

a) Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Institutional Affairs Committee shall be appointed from among its members.

b) Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the Institutional Affairs Committee’s main duty shall be to examine and analyze matters and issues relating to the Telefónica Group’s institutional relations.

c) Action Plan and Report.

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 20 b) 3.of the Regulations of the Board of Directors, the Institutional Affairs Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 20 b) 3.of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Institutional Affairs Committee.

Executive Commission

a) Composition.

The Executive Commission shall consist of the Chairman of the Board of Directors, once appointed as a member of the Executive Commission, and not less than three or more than ten Directors appointed by the Board of Directors.

The Board of Directors shall seek to have External Directors constitute a majority over the Executive Directors.

In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re-appointment of the members of the Executive Commission to be valid.

b) Duties.

The Board of Directors, always subject to the legal provisions in force, has delegated all its powers to an Executive Commission, except those that cannot be delegated by Law, by the Corporate By-laws, or by the Regulations of the Board of Directors.

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2013 Financial Statements

The Executive Commission provides the Board of Directors with a greater efficiency and effectiveness in the executions of its tasks, since it meets more often.

c) Operation.

The Executive Commission shall meet whenever called by the Chairman, and shall normally meet every fifteen days.

The Chairman and Secretary to the Board of Directors shall act as the Chairman and Secretary to the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.

A valid quorum of the Executive Commission shall exist with the presence, in person or by proxy, of more than one-half of its members.

Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.

d) Relationship with the Board of Directors.

The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (Article 21.C of the Regulations of the Board of Directors).

C.2.5.	Indicate, as appropriate, whether there are any regulations governing the board committees. If so, indicate where they can be consulted, and whether any amendments have been made during the year. Also indicate whether an annual report on the activities of each committee has been prepared voluntarily.

Audit and Control Committee

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. In addition, the Audit and Control Committee is specifically regulated in Article 39 of the Corporate By-laws. These documents are available for consultation on the Company’s website.

As mentioned in Section C.2.4 above, the Board Committees draw up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Service Quality and Customer Service Committee

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. This document is available for consultation on the Company’s website.

As mentioned in Section C.2.4 above, the Board Committees draw up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Strategy Committee

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. This document is available for consultation on the Company’s website.

As mentioned in Section C.2.4 above, the Board Committees draw up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

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2013 Financial Statements

Innovation Committee

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. This document is available for consultation on the Company’s website.

As mentioned in Section C.2.4 above, the Board Committees draw up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Nominating, Compensation and Corporate Governance Committee

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. In addition, the Nominating, Compensation and Corporate Governance Committee is specifically regulated in Article 40 of the Corporate By-laws. These documents are available for consultation on the Company’s website.

As mentioned in Section C.2.4 above, the Board Committees draw up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Regulation Committee

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. This document is available for consultation on the Company’s website.

As mentioned in Section C.2.4 above, the Board Committees draw up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Institutional Affairs Committee

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. This document is available for consultation on the Company’s website.

As mentioned in Section C.2.4 above, the Board Committees draw up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Executive Commission

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. The Executive Commission is also regulated by Article 38 of the Corporate By-laws. These documents are available for consultation on the Company’s website.

It should be highlighted that upon modifying the Rules of Procedure of the Board of Directors, approved by that body on the 31st of May 2013, the Committees on Human Resources, Reputation and Corporate Responsibility and International Affairs, which until then had be explicitly recognised in the regulation, and the Committee on Institutional Affairs was created.

C.2.6.	Indicate whether the composition of the Executive Committee reflects the participation within the board of the different types of directors.

Yes

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2013 Financial Statements

D.	Related-party and intragroup transactions

D.1.	Identify the competent body and explain, if applicable, the procedures for approving related-party or intragroup transactions.

Competent body

Board of Directors

Procedures

As per Article 5 of the Regulations of the Board of Directors, the Board reserves the power to approve, inter alia, transactions entered into by the Company with related parties.

In this regard, and pursuant to Article 38 of the Regulations of the Board of Directors, the Board of Directors shall examine the transactions that the Company enters into, either directly or indirectly, with Directors, with significant shareholders or shareholders represented on the Board of Directors, or with persons related thereto.

The performance of such transactions shall require the authorization of the Board of Directors, on the recommendation of the Nominating, Compensation and Corporate Governance Committee, unless they are transactions or operations that form part of the customary or ordinary activity of the parties involved that are performed on an arm’s-length basis and in insignificant amounts for the Company.

The transactions referred to in the preceding sub-section shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.

Explain if the authority to approve related-party transactions has been delegated to another body or person

The powers to approve transactions entered into by the Company with related parties, may be adopted, by the Executive Commission in urgent cases and subsequently ratified by the Board of Directors (pursuant to Article 5.4.C of the Regulations of the Board of Directors).

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2013 Financial Statements

D.2.	List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s significant shareholders:

Name or corporate name of significant shareholder	Name or corporate name of the company or its group company	Nature of the relationship	Type of transaction		Amount (Thousands of euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Gain from sale or disposal of assets		5
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Financing agreements: loans and capital contributions (lender	)	58,492
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance leases (lessor	)	4,624
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other expenses		875
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress	)	5,024
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees and deposits received		383,849
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower	)	50,022
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments acquired		32,433
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services		15,833
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance income		26,731
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Services rendered		68,145
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance costs		42,063
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other income		62,213
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Leases		353
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Repayment or cancellation of loans and finance leases (lessor	)	12,781
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Cancelled commitments/guarantees		68,574
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other transactions		1,083,569
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other transactions		209,642
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees and deposits received		67,932
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Financing agreements: loans and capital contributions (lender	)	1,567,677
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance income		8,432
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Financing agreements: loans and capital contributions (borrower	)	309,685
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services		2,679
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earnings		108,481
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica. S.A.	Contractual	Dividends received		14,118
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance costs		2,539
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Other transactions		12,268,365
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Leases		195
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Services rendered		77,588
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Other expenses		11
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Commitments acquired		69,371
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees and deposits received		118,578
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Receipt of services		54,986
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance income		319
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance costs		328

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2013 Financial Statements

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress	)	3,045
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower	)	(55)
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Other transactions		53
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance income		8,096
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Other transactions		1,199,868
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Financing agreements: loans and capital contributions (lender	)	1,670,634
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Dividends and other distributed earnings		88,650
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Guarantees and deposits received		15,070
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance costs		1,284
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Receipt of services		2,413
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower	)	214,275

Telefónica, S.A.    176

2013 Financial Statements

D.3.	List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s managers or directors:

Name or corporate name of director or senior manager	Name or corporate name of related party	Relationship	Type of transaction	Amount (Thousands of euros)
—	—	—	—	—

D.4.	List any relevant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities.

In any case, list any intragroup transactions carried out with entities in countries or territories considered to be tax havens:

Corporate name of the group company	Brief description of the transaction	Amount (Thousands of euros)
—	—	—

D.5.	Indicate the amount from related-party transactions.

Certain members of the Board of Directors of Telefónica, S.A. are also members of the Board of Directors of Abertis Infraestructuras, S.A., the parent company of Abertis. In 2013 Telefónica reached an agreement with Abertis via the company Abertis Tower, S.A., under which Telefónica Móviles España, S.A.U. has transferred 690 mobile telephone towers to Abertis, obtaining a capital gain of 70 million euros. Equally, an agreement was formalised for Abertis Tower, S.A. to rent certain spaces in the aforementioned infrastructure to have Telefónica Móviles España, S.A.U. install communications equipment.

Additionally, on 28 December 2012 Telefónica de Contenidos, S.A.U. (a 100% Telefónica, S.A. owned subsidiary) formalised the transfer to Abertis (via its subsidiary Abertis Telecom, S.A.) of 23,343 shares in Hispasat, S.A. for 68 million euros. In April 2013 Telefónica de Contenidos, S.A. completed the sale to Eutelsat Services & Beteiligungen, GmbH of its remaining shares in Hispasat, S.A., consisting of 19,359 shares for a total price of 56 million euros.

D.6.	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the company and/or its group, and its directors, management or significant shareholders.

Company policy establishes the following principles governing possible conflicts of interest that may affect Directors, senior executives or significant shareholders:

•	With respect to Directors, Article 31 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the Company. In the event of conflict, the Director affected shall refrain from participating in the deliberation to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.

Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).

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Directors must also report with respect to themselves as well as the persons related thereto: (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of actual competition with the Company.

For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code) and (ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary directors of competitor companies appointed at the request of the Company or in consideration of the Company’s interest in the capital thereof shall not be deemed to be in a situation of prohibition of competition.

•	With regards to significant shareholders, Article 38 of the Regulations of the Board of Directors stipulates that the Board of Directors shall know the transactions that the companies enter into, either directly or indirectly, with Directors, with significant shareholders or shareholders represented on the Board, or with persons related thereto.

The performance of such transactions shall require the authorization of the Board, on the recommendation of the Nominating, Compensation and Corporate Governance Committee, unless they are transactions or operations that form part of the customary or ordinary activity of the parties involved that are performed on customary market terms and in insignificant or immaterial amounts for the Company.

The transactions referred to in the preceding sub-section shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic information of the Company upon the terms set forth in applicable laws and regulations.

•	With respect to senior executives, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company’s management personnel within the concept of affected persons.

In accordance with the provisions of this Code, senior executives are obliged to (a) act at all times with loyalty to the Telefónica Group and its shareholders, regardless of their own or other interests; (b) refrain from interfering in or influencing the making of decisions that may affect individuals or entities with whom there is a conflict; and (c) refrain from receiving information classified as confidential which may affect such conflict. Furthermore, these persons are obliged to inform the Company’s Regulatory Compliance function of all transactions that may potentially give rise to conflicts of interest.

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D.7.	Is more than one Group Company listed in Spain?

No

Identify the listed subsidiaries in Spain:

Listed Subsidiaries
—	—	—

Indicate whether they have provided detailed disclosure on the type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies.

No

Business dealings between the parent and listed subsidiary, as well as between the subsidiary and other group companies
—	—	—

Indicate the mechanisms in place to resolve possible conflicts of interest between the listed subsidiary and other group companies.

Mechanisms to resolve any possible conflicts of interest
—	—	—

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E.	Risk control and management systems

E.1.	Describe the risk management system in place at the company.

Telefónica continually monitors the most significant risks in the main companies comprising its Group. The Company therefore has a Corporate Risk Management Model based on the model established by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), which is used to evaluate the probability of the various risks arising and the impact thereof.

One of the features of this Model is a map prioritizing risks according to their importance, thereby facilitating their control and appropriate responses to mitigate them. In accordance with this Model, and based on best practices and benchmarks in risk management, the following four risk categories have been identified:

-	Business risk: Possible loss of value or earnings as a result of strategic uncertainty or uncertainty about competitors, changes in the business, competition and market scenario, or changes in the legal framework.

-	Operational risk: Possible loss of value or earnings as a result of events caused by inadequacies or failures in customer service, processes, human resources, business teams and IT systems, security, compliance with contracts, laws and regulations, or due to external factors.

-	Financial risk: Possible loss of value or earnings as a result of adverse movements in financial variables and the inability of the Company to meet its obligations or convert its assets into cash.

-	Global risk: Possible loss of value or earnings as a result of events that affect the entire Telefónica Group in terms of its corporate reputation and responsibility, corporate public relations, marketing strategy, brand, sponsorship and innovation.

E.2.	Identify the bodies responsible for preparing and implementing the risk management system.

Telefónica, S.A.’s Board of Directors reserves the power to approve the general risk policy. Audit and Control Committee analyzes and evaluates risks and then proposes to the Board of Directors the risk control and management policy to be adopted, identifying the categories of risks to which the Company is exposed, the level of acceptable risk, measures to mitigate the impacts of identified risks, control systems and the reporting to be used to control and manage said risks.

As per the Group’s Risk Management Policy, various local, regional and corporate units are involved in managing risks.

While all staff in the organization are responsible for contributing to the identification and management of risk following the procedures defined to implement and ensure the effectiveness of the Group’s risk management processes.

E.3.	Indicate the main risks which may prevent the company from achieving its targets.

Information on this matter is provided in Section H (“Other information of interest”) of this Annual Corporate Governance Report under “Note 11 of Section E.3]”.

E.4.	Identify if the company has a risk tolerance level.

The Company has a risk or acceptable risk tolerance level that is set at corporate level. This threshold represents the extent to which it is prepared to assume a certain level of risk, insofar as it may contribute to generating value and developing the business, achieving an appropriate balance between growth, performance and risk.

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The range of risks to which the Company may be exposed described below is considered when evaluating risk:

•	Generally, albeit mainly related to operational and business risks, tolerance thresholds are defined pursuant to the impact and probability of risk. These thresholds are revised annually based on the performance of the main financials for both the Group as a whole and the business lines and main companies therein.

•	The tolerance level for financial risks is set in terms of their economic impact.

•	A tolerance level of zero is established for global risks, principally those affecting corporate reputation and responsibility.

E.5.	Identify any risks which have occurred during the year.

Telefónica Group reviews the value of its assets and cash generating units annual, or on a more frequent basis if the circumstances so require, in order to determine whether their book value can be supported by their expected revenue generation. In some cases this includes expected synergies included in the acquisition price. Any potential regulatory, business, financial or political changes require that modifications be made to the estimates and that the goodwill be adjusted, for either real estate or intangible assets. Although it has no impact on cash flow, acknowledging a drop in the value of assets affects the profit and loss account and may have a negative impact on operating results.

In this regard the Group has made a number of corrections to the value of some of its shares. This has had a knock-on impact on the results for the financial year when the adjustments were made. Thus, in the 2013 financial year, as set out in the Company’s Financial Statements, it recorded a correction to the value of the shares held by Telco, S.p.A. in Telecom Italia, S.p.A. which, along with the contribution to the year’s results, had a negative impact of 266 million euros before tax.

E.6.	Explain the response and monitoring plans for the main risks the company is exposed to.

The Corporate Risk Management Model, which has been devised in accordance with the main international best practices and guidelines (such as COSO, the Treadway Commission’s Committee of Sponsoring Organizations), involves identifying and evaluating risks to respond to and monitor them.

Given the diverse range of risks, the mechanisms for responding to risks include overarching initiatives that are developed and coordinated as standard across the Group’s main operations and/or specific measures aimed at managing certain risks at company level.

Overarching measures, mainly involving the use of financial derivatives, are taken to mitigate certain financial risks such as those relating to exchange-rate and interest-rate fluctuations. The Group uses Multinational Programs for insurance or insurance arranged locally in each country to cover operational risks, depending on the type of risk and cover required.

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F.	Internal Control and Risk Management Systems with regard to Statutory Financial Reporting (ICFR)

Describe the mechanisms which comprise the internal control and risk management systems with regard to Statutory Financial Reporting (ICFR).

F.1.	The company’s control environment

Specify at least the following components with a description of their main characteristics:

F.1.1. The bodies and/or functions responsible for: (i) the existence and regular updating of a suitable, effective ICFR; (ii) its implementation; and (iii) its monitoring.

The Board of Telefónica, S.A. (hereinafter Telefónica) assumes ultimate responsibility of ensuring that an adequate and effective internal control over financial reporting system (ICFRS) exists and is updated.

Pursuant to Law and the Corporate By-laws, the Board of Directors is the Company’s most senior governing body and representative, and basically consists of a supervisory and control body, while the executive bodies and management team are responsible for the day-to-day management of the Company’s businesses.

The By-laws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

•	To supervise the process of preparing and submitting financial information. In this regard, to supervise the process of preparation and the completeness of the financial information related to the Company and the Group, reviewing compliance with the regulatory requirements, the proper determination of the scope of consolidation, and the correct application of the accounting standards.

•	To supervise the effectiveness of the Company’s internal control system and risk management systems, and to discuss with the Auditors significant weaknesses in the internal control system detected during the audit. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following types of risk (operational, technological, financial, legal and reputational) which the Company faces; the level of risk which the Company deems acceptable; the measures for mitigating the impact of the identified risks should they materialize; and the control and information systems to be employed to control and manage said risks.

•	To ensure the independence of the External Auditor, supervising their work and acting as a channel of communication between the Board of Directors and the External Auditor, as well as between the External Auditor and the Company’s Management Team.

•	To supervise internal audit and, in particular: to ensure the independence and efficiency of the internal audit function; to receive periodic information on its activities; and to verify that senior executives take into account the conclusions and recommendations of its reports.

The Audit and Control Committee shall meet monthly and as often as appropriate.

In order to carry out this supervisory function, the Audit and Control Committee is assisted by all the Senior Management of the Company, including Internal Audit.

The different areas and functional units of the Telefónica Group, primarily the financial teams, also play a key role in ICFR as they are responsible for preparing, maintaining and updating the different procedures that govern their operations and identify the tasks to be carried out, as well as the persons in charge of the same.

F.1.2. The existence or otherwise of the following components, especially in connection with the financial reporting process:

•	The departments and/or mechanisms in charge of: (i) the design and review of the organizational structure; (ii) defining clear lines of responsibility and authority, with an appropriate distribution of tasks and functions; and (iii) deploying procedures so this structure is communicated effectively throughout the company.

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•	Code of conduct, approving body, dissemination and instruction, principles and values covered (stating whether it makes specific reference to record keeping and financial reporting), body in charge of investigating breaches and proposing corrective or disciplinary action.

•	‘Whistle-blowing’ channel, for the reporting to the Audit Committee of any irregularities of a financial or accounting nature, as well as breaches of the code of conduct and malpractice within the organization, stating whether reports made through this channel are confidential.

•	Training and refresher courses for personnel involved in preparing and reviewing financial information or evaluating ICFR, which address, at least, accounting rules, auditing, internal control and risk management.

The Board of Directors is responsible for designing and reviewing the Company’s organizational structure, ensuring there is an adequate separation of functions and that satisfactory coordination mechanisms among the different areas are established.

Use of the Telefónica Group’s economic-financial IT system is regulated in several manuals, instructions and internal rules and regulations, the most noteworthy of which are as follows:

Corporate Regulations on the Control, Registration and Reporting of Financial and Accounting Information, which sets out the basic principles of the Telefónica Group’s financial and accounting reporting system, and the procedures and mechanisms in place to oversee this system.

Accounting Policies and Measurement Criteria Manual, designed to unify and standardize the accounting criteria and policies used by all the Group companies to ensure Telefónica operates as a consolidated and uniform group.

Financial Statements Closing Process Instructions, published annually to establish the procedures and the schedule all Telefónica Group companies must follow when reporting financial and accounting information to prepare the Group’s consolidated financial information, to comply with Telefónica’s legal and reporting requirements in Spain and the other countries in which its shares are listed.

Annual calendar of financial accounting information, applicable to all Telefónica Group companies to establish the monthly accounting-financial reporting dates at the start of each period.

The regulations also define and delimit responsibilities at each level of the organization regarding the reliability of the information published.

Regarding the Code of conduct, in December 2006, Telefónica’s Board of Directors approved the unification of the Codes of Ethics of the Group’s different companies in a new Code of Business Principles, to be applied as standard in all countries where the Telefónica Group operates, and for all its employees (at all levels of the organization, directors and non-directors).

The Business Principles are based on a number of general principles associated with honesty, trust, respect for the law, integrity and respect for human rights. Also, they include more specific principles aimed at ensuring the trust of the customers, professionals, shareholders, suppliers and society in general.

They expressly mention issues related to recording transactions and preparation of financial information: “We will prepare financial and accounting records in an accurate and reliable manner”.

This ethical code is accessible to all employees via the intranet, and procedures are in place in the Telefónica Group to update, monitor adherence to and disseminate these Business Principles.

Telefónica has an Office of Business Principles which is responsible for ensuring compliance therewith. It comprises the most senior representatives of the General Secretary’s Office, Human Resources, Internal Audit and Public Affairs and other pertinent areas given their duties and responsibilities.

The Office is in charge of:

1.- Guaranteeing that Telefónica conducts business in an ethical and responsible manner, and that the Company’s reputation is not tarnished.

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2.- Developing the mechanisms need to ensure the Ethical Code is followed to the letter in all regions/countries/business units.

3.- Overseeing, reviewing and contemplating the implementation of the Business Principles across the entire Telefónica Group.

Training courses are provided to all employees through the online training platform to ensure these Business Principles are followed. The course involves employees signing up to the Ethical Code.

4.- Examining any matters or proposals in the Group that could represent a risk to the Business Principles and associated policies and therefore, the brand and reputation.

Telefónica also has an “Internal Code of Conduct for Securities Markets Issues” setting out the general guidelines and the principles of conduct for the persons involved in securities and financial instrument transactions entered into by the Company and its subsidiaries.

Regarding the ‘Whistle-blowing’ channel, as specified in Article 22 of Regulations for the Board of Directors, the Audit and Control Committee’s duties include: “establishing and maintaining a mechanism to allow employees to confidentially and anonymously report potentially significant irregularities, particularly any financial or accounting irregularities detected within the Company”.

The Telefónica Group has two whistle-blowing channels:

SOX Whistle-blowing Channel: This channel was approved by the Audit and Control Committee in April 2004 to fulfil the obligations laid down in the Sarbanes-Oxley Act (SOX), as a company listed on the New York Stock Exchange. It is open to all Telefónica Group employees. Any irregularities reported through the channel must only be related with accounting, internal controls over reporting and/or audit-related matters.

This channel is confidential and anonymous, since the contents of any reports are sent automatically to the Secretary of Audit and Control Committee after removing the sender’s name, and the source of the message cannot be traced in any event.

Irregularities can be reported by employees using a mailbox on the public section of the Internal Audit webpage on Telefónica’s intranet.

The Telefónica Audit and Control Committee receives all complaints regarding internal controls, accounting and the audit of the financial statements. All complaints of this nature will be treated and resolved by the Committee appropriately.

Business Principles Whistle-blowing Channel: In addition to the “Business Principles” ethical code, the Board of Directors approved a whistle-blowing channel for employees and other stakeholders through which professionals can notify the Company of any behavior, actions or events that could breach the Ethical Code, the Company’s internal rules, or any regulations governing its activity, and jeopardize the contractual relationship between the Company and the accused party. Questions, advice and information on compliance with the Business Principles and associated policies and rules can also be submitted through this channel.

The Principles regulating this channel are:

•	Confidentiality: data and claims made shall be treated in the strictest confidence.

•	Thoroughness: Information on potential breaches of the Business Principles shall be fully and exhaustively investigated to determine the veracity of the claim submitted.

•	Respect: The rights of the individuals involved in possible irregularities shall be respected at all times. The individuals and/or professionals involved shall be entitled to provide reasons and explanations for their actions before any assessment of the irregularities are conducted.

•	Grounds: Any decision must be adopted based on reasonable grounds, and must be proportionate to and commensurate with the irregularity and take into account any related circumstances and events.

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The channel is accessible through the Business Principles webpage on Telefónica’s intranet. It can also be accessed directly here: http://principiosactuacion.intranet.Telefónica.

Telefónica S.A.’s Office of Business Principles is responsible for the Business Principles Whistle-blowing Channel and therefore receives and disseminates each of the reports received.

Also, and with regard to employee training in financial and control issues, we would note that, in 2007, the Telefónica Corporate University (Universitas Telefónica) was opened to help contribute to the Telefónica Group’s advancement through lifelong learning. All the University’s training programs are based on developing the corporate culture, the business strategy and management and leadership skills. Personnel involved in preparing and reviewing financial information are also offered refresher courses in this area.

Likewise, Telefónica, S.A.’s Accounting Policies and Consolidation Department (operating within Telefónica, S.A.’s Corporate Finance Department) offers training plans and seminars to all personnel working in the Group’s financial areas and other pertinent areas (tax, M&A, etc.), with the aim of informing them of any accounting or financial changes which are relevant to preparing consolidated financial information.

Finance personnel also attend technical sessions run by external consultancy firms and covering developments in accounting.

Finally, the Telefónica Group also has an on-line training platform which includes a finance school providing specific training and refresher courses on financial information, as well as an internal control school providing instruction on auditing, internal control and risk management.

F.2.	Risk assessment in financial reporting

Report at least:

F.2.1.	The main characteristics of the risk identification process, including risks of error or fraud, stating whether:

The process exists and is documented.

•	The process covers all financial reporting objectives, (existence and occurrence; completeness; valuation; presentation, disclosure and comparability; and rights and obligations), is updated and with what frequency.

•	A specific process is in place to define the scope of consolidation, with reference to the possible existence of complex corporate structures, special purpose vehicles, holding companies. etc.

•	The process addresses other types of risk (operational, technological, financial, legal, reputational, environmental, etc.) insofar as they may affect the financial statements.

•	Finally, which of the company’s governing bodies is responsible for overseeing the process.

Given the vast number of processes involved in financial reporting at the Telefónica Group, a model has been developed to select the most significant processes by applying a so-called Scope Definition Model, which is documented. This model is applied to the financial information reported by subsidiaries or companies managed by Telefónica. The model selects the accounts with the largest contribution to the Group’s consolidated financial information and then identifies the processes used to generate this information. Once the processes have been identified, the risks inherent in the processes affecting financial reporting are analyzed. This identification procedure covers all the financial reporting objectives of existence and occurrence, completeness, valuation, presentation, disclosure and fraud. Risk identification is carried out on an annual basis.

Telefónica also has a Risk Management Model covering four key areas of risk:

•	Business risks

•	Operational risks

•	Global risks

•	Financial risks

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Financial risks include risks associated with the accuracy, completeness and publication of reporting information.

In the process of identifying the consolidation scope, the Telefónica Accounting Policies and Consolidation Department periodically monitors the changes in the Group’s scope.

F.3.	Control activities

Indicate the existence of at least the following components, and specify their main characteristics:

F.3.1.	Procedures for reviewing and authorizing the financial information and description of ICFR to be disclosed to the markets, stating who is responsible in each case and documentation and flow charts of activities and controls (including those addressing the risk of fraud) for each type of transaction that may materially affect the financial statements, including procedures for the closing of accounts and for the separate review of critical judgments, estimates, evaluations and projections.

On March 26, 2003 the Telefónica Board approved the “Regulations governing disclosure and reporting to the markets”. These regulate the basic principles of operation of the financial disclosure control processes and systems which guarantee that all relevant consolidated financial information of Telefónica, S.A. is communicated to the Company’s senior executives and its management team, assigning to the Internal Audit the duty of periodically assessing the functioning of these processes and systems.

Each quarter the Finance Department submits the periodic financial information to the Audit and Control Committee, highlighting the main events and accounting criteria applied and clarifying any major events which occurred during the period.

Likewise, the Telefónica Group has documented financial processes in place which stipulate common criteria for preparing financial information in all Group companies, as well as any outsourced activities.

Also, the Company follows documented procedures for preparing consolidated financial information whereby those employees responsible for the different areas are able to verify this information. In this regard, there is a Coordination and Control Committee comprising employees responsible for these areas. They are able to submit the results of their reviews in order to correctly prepare the financial information which will be presented to the Company’s decision-making bodies (Audit and Control Committee and, if applicable, the Board of Directors).

Also, and pursuant to the internal regulations, the Executive Chairmen and the Finance Directors of the Group companies must submit a certificate to the Corporate Finance Department stating that they have reviewed the financial information being presented, that the financial statements give a true and fair view, in all material respects, of the financial position, results and cash position, and that there are no significant risks to the business or unhedged risks which may have a material impact on the Company’s equity and financial position.

In relation to the accounting close, the Consolidation and Accounting Policies Department issues instructions setting out the calendar and contents for the financial reporting period for the preparation of the consolidated annual financial statements. These instructions are mandatory for all Telefónica consolidation subgroups and subsidiaries.

The Corporate Finance Department reviews the key judgments, estimates, valuations and forecasts to identify critical accounting policies that require the use of estimates and value judgments. In these cases, the Corporate Finance Department also establishes the necessary operational co-ordination actions with the rest of the Telefónica Group units for their specific areas of activity and knowledge before presenting them to the Audit and Control Committee. The most relevant are dealt with by the Audit and Control Committee. Senior management defines the format for presenting the annual financial statements prior to approval by the Board.

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Internal Audit performs a three-tier evaluation of the ICFR Model each year:

Self-appraisal Questionnaires

All the Group’s subsidiaries complete Self-appraisal Questionnaires every year, the responses to which are certified by officers in charge of internal control over financial reporting in each company (Chief Executive Officer (CEO) and Chief Financial Officer (CFO)). These questionnaires cover those aspects of ICFR that are deemed to be minimum requirements to achieve reasonable assurance of the reliability of the financial information. A sample of responses is audited.

General Evaluation Model

As well as the requirement to complete the Self-appraisal Questionnaire, certain companies are subject to a direct review of their processes and controls due to the significance of their contribution to the Group’s economic and financial figures (and other risk factors considered). This review is conducted using the General Evaluation Model.

The Scope Definition Model is used to order in terms of priority which companies are reviewed using the General Evaluation Model. This tool is used to identify critical accounts in each Telefónica Group company employing previously-established assumptions (primarily contribution to consolidated accounts and risk).

Once these critical accounts are identified for review, the General Evaluation Model is applied as follows:

•	The processes and systems associated with the critical accounts are determined.

•	Risks affecting the financial reporting vis-à-vis these processes are identified.

•	Checks and, where necessary, process controls are put in place to provide reasonable assurance that the documentation and design of controls over financial reporting are sound.

•	Audit tests are carried out to assess the effectiveness of the controls.

Focused Tests

Focused Tests are carried out to evaluate the general controls at the main Group companies. The control objectives assessed mainly relate to rules and guidelines in force across the entire Group.

F.3.2.	Internal control policies and procedures for IT systems (including secure access, control of changes, system operation, continuity and segregation of duties) giving support to key company processes regarding the preparation and publication of financial information.

The Global Information Systems Department of the Telefónica Group is in charge of the information systems for all the Group’s business. Within its multiple and different functions is in charge of the definition and implementation of security policies and standards for applications and infrastructures (in conjunction with the Security and Networks Department), among which is included the internal control model in the field of information technologies.

In the Telefónica Group, the Internal Network and Systems Audit team is charged with monitoring the general controls over IT systems. The processes for controlling the IT systems are grouped into 22 general control objectives, which in turn are grouped together in the following three main categories:

•	Management of software upgrades: the purpose of which is to provide reasonable assurance that any new developments and upgrades (urgent or routine) to software are duly authorized, tested and signed off.

•	Data and systems access:

•	Physical security: to ensure physical access to the facilities where key software is located is appropriately controlled and restricted to authorized personnel.

•	Logical security: to ensure only authorized personnel can access data and software (including profiles/tables, programs, operating systems, databases and other related resources).

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•	Operations:

•	Infrastructure changes, backup, scheduled tasks and incident management: to make certain that infrastructures changes (operating system and database), backups, schedules tasks and exceptions, and monitoring and incident management, are carried out correctly, and provide a reasonable safety in the applications operation.

F.3.3.	Internal control policies and procedures for overseeing the management of outsourced activities, and of the appraisal, calculation or valuation services commissioned from independent experts, when these may materially affect the financial statements.

If a process or part of a process is outsourced with an independent party, controls are still required to ensure the entire process is adequately controlled. Given the importance of outsourcing services and the impacts that this can have on the opinion about the effectiveness of the internal control for financial reporting ICFR, measures are taken in the Telefónica Group to demonstrate a minimum level of control in the independent party. Actions taken to achieve this objective are three-fold:

•	Certification of internal control by an independent third party: ISAE3402 and/or SSAE16 certificates.

•	Implementation of specific controls: Determined, designed, introduced and evaluated by the company.

•	Direct evaluation: An evaluation of the outsourced processes by the Internal Audit area.

When Telefónica, S.A. or any of its subsidiaries engage the services of an independent expert whose findings may materially affect the consolidated financial statements, as part of the selection process the competence, training, credentials and independence of the third party are verified directly by the area contracting the service and, if applicable, the procurement department. The finance department has control activities in place to guarantee the validity of the data, the methods used and the reasonableness of the assumptions used by the third party.

Likewise, there is an internal procedure for engaging independent experts which requires specific levels of approval.

F.4.	Information and communication

Indicate the existence of at least the following components, and specify their main characteristics:

F.4.1.	A specific function in charge of defining and maintaining accounting policies (accounting policies area or department) and settling doubts or disputes over their interpretation, which is in regular communication with the team in charge of operations, and a manual of accounting policies regularly updated and communicated to all the company’s operating units.

The Accounting Policies and Consolidation Department of Telefónica, S.A. is charged with defining and updating the accounting policies used for preparing the consolidated financial information.

Thus, this area publishes IFRS (International Financial Reporting Standards) information newsletters summarizing the main changes to accounting methodology, as well as clarifications on various other related issues. These newsletters are monthly.

Also, the Telefónica Group has an Accounting Policies Manual which is annually updated. The objectives of this manual are: to align the corporate accounting principles and policies with IFRS; to maintain accounting principles and policies which ensure that the information is comparable within the Group and offers optimum management of the source of information; to improve the quality of the accounting information of the various Group companies and of the Consolidated Group by disclosing, agreeing and introducing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group’s accounting system by means of a reference manual.

This Manual is mandatory for all companies belonging to the Telefónica Group, and shall be applied to their reporting methods when preparing the financial statements.

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F.4.2.	Mechanisms in standard format for the capture and preparation of financial information, which are applied and used in all units within the entity or group, and support its main financial statements and accompanying notes as well as disclosures concerning ICFR

There is a Compliance Manual for Consolidation Reporting includes specific instructions on preparing the disclosures which comprise the reporting for the consolidation of the Telefónica Group’s financial statements and the preparation of consolidated financial information.

Likewise, the Telefónica Group uses specific software system for the reporting of the individual financial statements at its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual financial statements. This tool is also used to carry out the consolidation process and its subsequent analysis. The system is managed centrally and uses the same accounts plan.

F.5.	Monitoring

Indicate the existence of at least the following components, describing their main characteristics:

F.5.1.	The ICFR monitoring activities undertaken by the Audit Committee and an internal audit function whose competencies include supporting the Audit Committee in its role of monitoring the internal control system, including ICFR. Describe the scope of the ICFR assessment conducted in the year and the procedure for the person in charge to communicate its findings. State also whether the company has an action plan specifying corrective measures for any flaws detected, and whether it has taken stock of their potential impact on its financial information.

As mentioned beforehand, the Corporate By-laws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties, with its main functions including: supervising the effectiveness of the Company’s internal control system and risk management systems, and discussing with the Auditor significant weaknesses in the internal control system detected during the audit.

The Audit and Control Committee is responsible for supervising the effectiveness of the internal controls carried out by the Telefónica Group’s Internal Audit function.

The Telefónica Group’s Internal Audit function reports hierarchically to the General Secretary and the Board and functionally to the Audit and Control Committee. Its activities include: ensuring compliance with applicable laws, internal regulations and the principles of the Group’s Code of Ethics; safeguarding the Group’s assets, the efficiency and effectiveness of operations, the reliability of information, and the controlled transparency vis-à-vis third parties, and safeguarding the image of the Telefónica Group.

Internal Audit is responsible for implementing the International Standards for the Professional Practice of Internal Auditing and has been awarded a Quality Certificate from the Institute of Internal Auditors.

With regard to supervision of ICFR, Telefónica is listed on the New York Stock Exchange and is therefore subject to the regulatory requirements established by the US authorities applicable to all companies trading on this exchange.

Among these requirements is the aforementioned Sarbanes-Oxley Act and, specifically, Section 404 which stipulates that all listed companies in the US market must evaluate on an annual basis the effectiveness of their ICFR procedures and structure.

The external Auditor issued an independent evaluation on the effectiveness of the Internal Control over the financial reporting.

To fulfil this objective, the Telefónica Group uses the aforementioned ICFR Evaluation Model, while the Internal Audit function is responsible for evaluating its performance.

In April 2013, the Audit and Control Committee was informed of the findings of the ICFRS review which directly affected 30 companies, 236 material accounting items, 483 critical processes and 160 IT systems, with a total of 7,396 (3,876 process control activities reviewed and 3,520 in IT systems general monitoring.

Telefónica, S.A.    189

2013 Financial Statements

In order to assess the status of the general controls at Telefónica, the so-called “Focused Tests” have been carried out to analyze the controls established by the Company’s management which are associated with the general control environment and basically apply to the general guidelines and rules covering the entire Group. A total of 25 control objectives were reviewed in the two Telefónica Group companies listed in the US market.

Also, Self-Appraisal Questionnaires have been filled out by the employees in charge of the 256 Group companies certifying their assessment of a series of basic issues related to internal control in their area of responsibility.

F.5.2.	A discussion procedure whereby the auditor (pursuant to TAS), the internal audit function and other experts can report any significant internal control weaknesses encountered during their review of the financial statements or other assignments, to the company’s senior management and its Audit Committee or Board of Directors. State also whether the entity has an action plan to correct or mitigate the weaknesses found.

As explained beforehand, the unit of Internal Audit also provides support to the Audit and Control Committee in monitoring the correct functioning of the ICFR system. The system is monitored twice a year in order to offer a preliminary assessment to help resolve any major incidences in advance by establishing the corresponding action plans for the managers in charge.

The results of the final appraisal for 2013 were presented at the February 2014 meeting of the Audit and Control Committee. No material weaknesses in the ICFR structure and procedures were identified.

Each year the External Auditor issues its own opinion on the effectiveness of ICFR. At the date of this report, the External Auditor has not notified the Audit and Control Committee of the existence of any control shortcomings which constitute significant weaknesses for 2013.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work, including tasks performed to guarantee the effectiveness of the system of internal control over financial reporting.

F.6.	Other relevant information

F.7.	External auditor review

State whether:

F.7.1.	The ICFR information supplied to the market has been reviewed by the external auditor, in which case the corresponding report should be attached. Otherwise, explain the reasons for the absence of this review. Otherwise, explain the reasons for the absence of this review.

The attached information on ICFR has been submitted for review by the External Auditor, whose report is attached as an appendix to this document.

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2013 Financial Statements

G	Degree of compliance with corporate governance recommendations

Indicate the degree of the company’s compliance with Corporate Governance recommendations.

Should the company not comply with any of the recommendations or comply only in part, include a detailed explanation of the reasons so that shareholders, investors and the market in general have enough information to assess the company’s behavior. General explanations are not acceptable.

1	The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.10, B.1, B.2, C.1.23 and C.1.24.

Explain

In accordance with Article 26 of the Corporate By-laws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 percent voting ceiling.

The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

In addition, Article 30 of the Corporate By-laws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.

Article 31 of the Corporate By-laws establishes that, in order for a Director to be appointed Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

The Corporate By-laws (Article 26) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders’ Meeting must act in the interest of all the shareholders. Telefónica believes guarantees that any takeover shall require, in the interest of all shareholders, an offer for one hundred percent of the capital, because, naturally, and as taught by experience, potential offerors may make their offer conditional upon the removal of the defense mechanism.

In relation to the above and in accordance with the provisions of Article 527 of the Corporate Enterprises Act, any clauses in the By-laws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the buyer has a stake equal to or over 70% of share capital which confers voting rights, unless the buyer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

Telefónica, S.A.    191

2013 Financial Statements

In addition, the special requirements for appointment as Director (Article 30 of the Corporate By-laws) or as Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission (Article 31 of the Corporate By-laws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85 percent of its members, as provided by the aforementioned Articles of the Corporate By-laws.

2	When a dominant and a subsidiary company are stock market listed, the two should provide detailed disclosure on:

a)	The type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies;

b)	The mechanisms in place to resolve possible conflicts of interest.

See sections: D.4 and D.7

Not applicable

3	Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Shareholders’ Meeting for approval or ratification. In particular:

a)	The transformation of listed companies into holding companies through the process of subsidiarization, i.e. reallocating core activities to subsidiaries that were previously carried out by the originating firm, even though the latter retains full control of the former;

b)	Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;

c)	Operations that effectively add up to the company’s liquidation.

See sections: B.6

Complies

4	Detailed proposals of the resolutions to be adopted at the General Shareholders’ Meeting, including the information stated in Recommendation 27, should be made available at the same time as the publication of the Meeting notice.

Complies

5	Separate votes should be taken at the General Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:

a)	The appointment or ratification of directors, with separate voting on each candidate;

b)	Amendments to the bylaws, with votes taken on all articles or group of articles that are materially different.

Complies

Telefónica, S.A.    192

2013 Financial Statements

6.	Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.

Complies

7.	The Board of Directors should perform its duties with unity of purpose and independent judgment, according all shareholders the same treatment. It should be guided at all times by the company’s best interest and, as such, strive to maximize its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

Complies

8	The board should see the core components of its mission as to approve the company’s strategy and authorize the organizational resources to carry it forward, and to ensure that management meets the objectives set while pursuing the company’s interests and corporate purpose. As such, the board in full should reserve the right to approve:

a)	The company’s general policies and strategies, and, in particular:

•	The strategic or business plan, management targets and annual budgets;

•	Investment and financing policy;

•	Design of the structure of the corporate group;

•	Corporate governance policy;

•	Corporate social responsibility policy;

•	Remuneration and evaluation of senior officers;

•	Risk control and management, and the periodic monitoring of internal information and control systems.

•	Dividend policy, as well as the policies and limits applying to treasury stock.

See sections: C.1.14, C.1.16 and E.2

b)	The following decisions:

•	On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.

•	Directors’ remuneration, and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.

•	The financial information that all listed companies must periodically disclose.

Telefónica, S.A.    193

2013 Financial Statements

•	Investments or operations considered strategic by virtue of their amount or special characteristics, unless their approval corresponds to the General Shareholders’ Meeting;

•	The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Transactions which the company conducts with directors, significant shareholders, shareholders with board representation or other persons related thereto (“related-party transactions”).

However, board authorization need not be required for related-party transactions that simultaneously meet the following three conditions:

1. They are governed by standard form contracts applied on an across-the-board basis to a large number of clients;

2. They go through at market prices, generally set by the person supplying the goods or services;

3. Their amount is no more than 1% of the company’s annual revenues.

It is advisable that related-party transactions should only be approved on the basis of a favorable report from the Audit Committee or some other committee handling the same function; and that the directors involved should neither exercise nor delegate their votes, and should withdraw from the meeting room while the board deliberates and votes.

Ideally the above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases and later ratified by the full board.

See sections: D.1 and D.6

Complies

9	In the interests of maximum effectiveness and participation, the Board of Directors should ideally comprise no fewer than five and no more than fifteen members.

See sections: C.1.2

Explain

The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.

In addition, it is important to bear in mind the Company’s large number of Board committees, which ensures the active participation of all its Directors.

10	External directors, proprietary and independent, should occupy an ample majority of board places, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

See sections: A.3 y C.1.3

Complies

Telefónica, S.A.    194

2013 Financial Statements

11	That among external directors, the relation between proprietary members and independents should match the proportion between the capital represented on the board by proprietary directors and the remainder of the company’s capital.

This proportional criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:

1. In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, but where there are shareholders with high absolute value shareholdings.

2. In companies with a plurality of shareholders represented on the board but not otherwise related.

See sections: A.2, A.3 y C.1.3

Explain

The aforementioned recommendation 11 refers to the composition of the group of External Directors. As stated in Section C.1.3 of this Annual Corporate Governance Report, at 31 December 2013, the group of External Directors of Telefónica, S.A. was composed of 14 members (of a total of 18 Members), of whom five are Proprietary Directors, eight are Independent Directors and one falls under the “Other External Directors” category.

Of the five Proprietary Directors, two act in representation of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), which holds 5.427% of the capital of Telefónica, S.A., two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 6.893% of the capital, and one acts in representation of China Unicom (Hong Kong) Limited (China Unicom) which holds a 1.41% stake.

Applying the proportional criterion established in Article 243 of the LSC regarding the total number of directors, the stakes held by “la Caixa” and BBVA are sufficient to entitle each entity to appoint a director.

Moreover, it must be taken into account that recommendation 11 stipulates that this strict proportionality criterion can be relaxed so the weight of Proprietary Directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.

In this regard, Telefónica ranks among the top listed companies on Spanish stock exchanges in terms of stock market capitalization, reaching the figure of 53,861 million euros at December 31, 2013, which means a very high absolute value of the stakes of “la Caixa” and BBVA in Telefónica (that of “la Caixa” is 2,914 million euros, and that of BBVA is 3,713 million euros). This justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the board each (to which they would strictly have the right in accordance with Article 243 of the Corporate Enterprises Act) to two members, i.e. permitting the appointment of just one more Proprietary Director over the strictly legal proportion.

On January 23, 2011, China Unicom and Telefónica, S.A. expanded on their existing strategic alliance and signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. In recognition of China Unicom’s stake in Telefónica, approval was given at Telefónica’s General Shareholders’ Meeting held on May 18, 2011 for the appointment of a board member named by China Unicom.

12	The number of independent directors should represent at least one third of all board members.

See section: C.1.3

Complies

Telefónica, S.A.    195

2013 Financial Statements

13	The nature of each director should be explained to the General Meeting of Shareholders, which will make or ratify his or her appointment. Such determination should subsequently be confirmed or reviewed in each year’s Annual Corporate Governance Report, after verification by the Nomination Committee. Said Report should also disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 5% of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorships.

See sections: C.1.3 y C.1.8

Complies

14	When women directors are few or non existent, the Nomination Committee should take steps to ensure that:

a)	The process of filling board vacancies has no implicit bias against women candidates;

b)	The company makes a conscious effort to include women with the target profile among the candidates for board places.

See sections: C.1.2, C.1.4, C.1.5, C.1.6, C.2.2 y C.2.4

Explain

In fact, the search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to coopt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. María Eva Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a term of five years. On September 17, 2012, Ms. Eva Castillo Sanz was appointed as Chairwoman of Telefónica Europe, and therefore changed from being an Independent Director to an Executive Director.

Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and Secretary of the Board of Directors of Telefónica.

Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.

15	The Chairman, as the person responsible for the proper operation of the Board of Directors, should ensure that directors are supplied with sufficient information in advance of board meetings, and work to procure a good level of debate and the active involvement of all members, safeguarding their rights to freely express and adopt positions; he or she should organize and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive, along with the chairmen of the relevant board committees.

See sections: C.1.19 y C.1.41

Complies

Telefónica, S.A.    196

2013 Financial Statements

16	When a company’s Chairman is also its chief executive, an independent director should be empowered to request the calling of board meetings or the inclusion of new business on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the board’s evaluation of the Chairman.

See sections: C.1.22

Complies

17	The Secretary should take care to ensure that the board’s actions:

a)	Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulatory agencies;

b)	Comply with the company bylaws and the regulations of the General Shareholders’ Meeting, the Board of Directors and others;

c)	Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.

In order to safeguard the independence, impartiality and professionalism of the Secretary, his or her appointment and removal should be proposed by the Nomination Committee and approved by a full board meeting; the relevant appointment and removal procedures being spelled out in the board’s regulations.

See section: C.1.34

Complies

18	The board should meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See sections: C.1.29

Complies

19	Director absences should be kept to the bare minimum and quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: C.1.28, C.1.29 y C.1.30

Complies

Telefónica, S.A.    197

2013 Financial Statements

20	When directors or the Secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them can request that they be recorded in the minute book.

Complies

21	The board in full should evaluate the following points on a yearly basis:

a)	The quality and efficiency of the board’s operation;

b)	Starting from a report submitted by the Nomination Committee, how well the Chairman and chief executive have carried out their duties;

c)	The performance of its committees on the basis of the reports furnished by the same.

See sections: C.1.19 y C.1.20

Complies

22	All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the Chairman or Secretary.

See sections: C.1.41

Complies

23	All directors should be entitled to call on the company for the advice and guidance they need to carry out their duties. The company should provide suitable channels for the exercise of this right, extending in special circumstances to external assistance at the company’s expense.

See sections: C.1.40

Complies

24	Companies should organize induction programs for new directors to acquaint them rapidly with the workings of the company and its corporate governance rules. Directors should also be offered refresher programs when circumstances so advise.

Complies

25	Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:

a)	Directors should apprise the Nomination Committee of any other professional obligations, in case they might detract from the necessary dedication;

b)	Companies should lay down rules about the number of directorships their board members can hold.

See sections: C.1.12, C.1.13 and C.1.17

Complies

Telefónica, S.A.    198

2013 Financial Statements

26	The proposal for the appointment or renewal of directors which the board submits to the General Shareholders’ Meeting, as well as provisional appointments by the method of co-option, should be approved by the board:

a)	On the proposal of the Nomination Committee, in the case of independent directors.

b)	Subject to a report from the Nomination Committee in all other cases.

See sections: C.1.3

Complies

27	Companies should post the following director particulars on their websites, and keep them permanently updated:

a)	Professional experience and background;

b)	Directorships held in other companies, listed or otherwise;

c)	An indication of the director’s classification as executive, proprietary or independent; In the case of proprietary directors, stating the shareholder they represent or have links with.

d)	The date of their first and subsequent appointments as a company director; and

e)	Shares held in the company and any options on the same.

Complies

28	Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter’s number should be reduced accordingly.

See sections: A.2, A.3 and C.1.2

Complies

29	The Board of Directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where just cause is found by the board, based on a proposal from the Nomination Committee. In particular, just cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disqualifying grounds enumerated in Ministerial Order ECC/461/2013.

The removal of independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in Recommendation 11.

See sections: C.1.2, C.1.9, C.1.19 and C.1.27

Complies

Telefónica, S.A.    199

2013 Financial Statements

30	Companies should establish rules obliging directors to inform the board of any circumstance that might harm the organization’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the crimes stated in article 213 of the Public Limited Companies Act, the board should examine the matter and, in view of the particular circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The board should also disclose all such determinations in the Annual Corporate Governance Report.

See sections: C.1.42, C.1.43

Complies

31	All directors should express clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.

This terms of this Recommendation should also apply to the Secretary of the board, director or otherwise.

Complies

32	Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Irrespective of whether such resignation is filed as a significant event, the motive for the same must be explained in the Annual Corporate Governance Report.

See sections: C.1.19

Not applicable

33	Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-based instruments, payments linked to the company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their tenure.

Complies

Telefónica, S.A.    200

2013 Financial Statements

34	External directors’ remuneration should sufficiently compensate them for the dedication, abilities and responsibilities that the post entails, but should not be so high as to compromise their independence.

Complies

35	In the case of remuneration linked to company earnings, deductions should be computed for any qualifications stated in the external auditor’s report.

Not applicable

36	In the case of variable awards, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, atypical or exceptional transactions or circumstances of this kind.

Complies

37	When the company has an Executive Committee, the breakdown of its members by director category should be similar to that of the board itself. The Secretary of the board should also act as secretary to the Executive Committee.

See sections: C.2.1 and C.2.6.

Complies

38	The board should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the Committee’s minutes.

Complies

39	In addition to the Audit Committee mandatory under the Securities Market Act, the Board of Directors should form a committee, or two separate committees, of Nomination and Remuneration.

The rules governing the make-up and operation of the Audit Committee and the committee or committees of Nomination and Remuneration should be set forth in the board regulations, and include the following:

a) The Board of Directors should appoint the members of such committees with regard to the knowledge, aptitudes and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first board plenary following each meeting;

b) These committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior officers may also attend meetings, for information purposes, at the Committees’ invitation.

c) Committees should be chaired by an independent director.

d) They may engage external advisors, when they feel this is necessary for the discharge of their duties.

e) Meeting proceedings should be minuted and a copy of the minutes sent to all board members.

See sections: C.2.1 and C.2.4

Complies

Telefónica, S.A.    201

2013 Financial Statements

40	The job of supervising compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Nomination Committee or, as the case may be, separate Compliance or Corporate Governance committees.

See sections: C.2.3 and C.2.4

Complies

41	All members of the Audit Committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management matters.

Complies

42	Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.

See sections: C.2.3

Complies

43	The head of internal audit should present an annual work program to the Audit Committee, report to it directly on any incidents arising during its implementation, and submit an activities report at the end of each year.

Complies

44	Control and risk management policy should specify at least:

a) The different types of risk (operational, technological, financial, legal, reputational, …) the company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance sheet risks;

b) The determination of the risk level the company sees as acceptable;

c) Measures in place to mitigate the impact of risk events should they occur;

d) The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance sheet risks.

See section: E

Complies

45	The Audit Committee’s role should be:

1st. With respect to internal control and reporting systems:

a) Review internal control and risk management systems on a regular basis, so the main risks are properly identified, managed and disclosed.

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2013 Financial Statements

b) Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

c) Establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

2nd. With respect of the external auditor:

a) Receive regular information from the external auditor on the progress and findings of the audit programme, and check that senior management are acting on its recommendations.

b) Monitor the independence of the external auditor, to which end:

i. The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

ii. The Audit Committee will investigate the issues giving rise to the resignation of any external auditor.

See sections: C.1.36, C.2.3, C.2.4 and E.2

Complies

46	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

Complies

47	The Audit Committee should prepare information on the following points from Recommendation 8 for input to board decision-making:

a) The financial information that all listed companies must periodically disclose. The Committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b) The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c) Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.

See sections: C.2.3 and C.2.4

Complies

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48	The Board of Directors should seek to present the annual accounts to the General Shareholders’ Meeting without reservations or qualifications in the audit report. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

See section: C.1.38

Complies

49	The majority of Nomination Committee members – or Nomination and Remuneration Committee members as the case may be – should be independent directors.

See sections: C.2.1

Complies

50.	The Remuneration Committee should have the following functions in addition to those stated in earlier recommendations:

a) Evaluate the balance of skills, knowledge and experience on the board, define the roles and capabilities required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.

b) Examine or organize, in appropriate form, the succession of the chairman and chief executive, making recommendations to the board so the handover proceeds in a planned and orderly manner.

c) Report on the senior officer appointments and removals which the chief executive proposes to the board.

d) Report to the board on the gender diversity issues discussed in Recommendation 14 of this Code.

See section: C.2.4

Complies

51.	The Nomination Committee should consult with the company’s Chairman and chief executive, especially on matters relating to executive directors.

Any board member may suggest directorship candidates to the Nomination Committee for its consideration.

Complies

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2013 Financial Statements

52.	The Remuneration Committee should have the following functions in addition to those stated in earlier recommendations:

a) Make proposals to the Board of Directors regarding:

i.	The remuneration policy for directors and senior officers;

ii.	The individual remuneration and other contractual conditions of executive directors.

iii.	The standard conditions for senior officer employment contracts.

b) Oversee compliance with the remuneration policy set by the company.

See section: C.2.4

Complies

53.	The Remuneration Committee should consult with the Chairman and chief executive, especially on matters relating to executive directors and senior officers.

Complies

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H	Other information of interest

i)	If you consider that there is any material aspect or principle relating to the Corporate Governance practices followed by your company that has not been addressed in this report and which is necessary to provide a more comprehensive view of the corporate governance structure and practices at the company or group, explain briefly.

—

ii)	You may include in this Section any other information, clarification or observation related to the above Sections of this report.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

iii)	The company may also state whether it voluntarily subscribes to other international, sectorial or other ethical principles or standard practices. If applicable identify the Code and date of adoption.

GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the financial year ended on December 31, 2013, except in those issues in which a different date of reference is specifically mentioned.

- Note 1 to Section A.3]

It should be noted that the Company has an Internal Code of Conduct for Securities Markets Issues setting out, among other issues, the general operating principles for Directors and senior executives when carrying out personal trades involving securities issued by Telefónica, S.A. and financial instruments and contracts whose underlying securities or instruments are issued by the Company.

The general operating principles of this Internal Code of Conduct include transactions subject to notification, action limitations as well as the minimum holding period when acquiring securities in the Company, during which time these may not be transferred, except in the event of extraordinary situations that justify their transfer, subject to authorization by the Regulatory Compliance Committee.

- Note 2 to Section A.3]

On September 16, 2011, the Executive Chairman of the Company, Mr. César Alierta Izuel, notified the CNMV of the purchase of 100,000 call options granting the right to acquire 10 million shares of Telefónica, S.A. up to the maturity date on June 20, 2014, with an exercise price of 18 euros.

At the General Shareholders’ Meeting of Telefónica, S.A. on May 18, 2011, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of the Group (including Executive Directors) known as the Performance & Investment Plan (“PIP”). Under this plan, participants who met the qualifying requirements were awarded a certain number of Telefónica, S.A. shares as a form of variable compensation. Said General Shareholders’ Meeting approved the maximum number of shares to be awarded to Executive Directors subject to their meeting the Co-Investment requirement established in the Plan and the maximum target total shareholder return (TSR) established for each phase.

In accordance with the above, the amounts appearing in Section A.3. of this report under “Number of direct options” and “Equivalent number of shares” (i.e. Mr. César Alierta Izuel, 898,334-1,403,647; Mr. Julio Linares López, 163,828-255,983; Mr. José María Álvarez-Pallete López, 459,650-658,204; Ms. Eva Castillo Sanz, 199,864-312,287; and Mr. Santiago Fernández Valbuena, 286,742-448,036) relate to the theoretical number of shares assigned and the maximum possible number of shares to be received in the first, second and third phase if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met.

Telefónica, S.A.    206

2013 Financial Statements

- Note 3 to Section A.5.]

The company Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. was incorporated in January 2013, the shareholders of which are Finconsum, Establecimiento Financiero de Crédito, S.A.U. (a Caja de Ahorros y Pensiones de Barcelona, “la Caixa”, Group company) and Telefónica, S.A.

- Nota 4 to Section A.8.]

Gain/(loss) on treasury shares sold during the year (thousands of euros)
44,738

- Note 5 to Section C.1.3]

On June 26, 2013, the Board of Directors resolved to change the status of the director Mr. José Fernando de Almansa Moreno-Barreda from “Other External” Director to Independent Director.

Mr. José Fernando de Almansa Moreno-Barreda was appointed as a Director of Telefónica, S.A. on February 26, 2003, as an Independent Director. In 2007 he became an “Other External” Director on publication of the so-called “Conthe” Code, since he was a CEO of the Mexican company Servicios Externos de Apoyo Empresarial, S.A. de C.V., and a director of BBVA Bancomer México, S.A. de C.V., both of which belong to the BBVA Group.

In 2008, Mr. Almansa stood down as the said CEO. Consequently, five years after resigning as CEO of the Mexican company Servicios Externos de Apoyo Empresarial, S.A. de C.V., (he continues to hold the post of Substitute Independent Director with no executive duties in BBVA Bancomer México, S.A. de C.V.), Mr. Almansa director’s status changed to Independent Director.

On February 26, 2013, the Director Ms. Eva Castillo, resign in the performance of her executive role as Telefónica Europe Chairwoman, changing its status of Executive Director to “Other External” Director.

Also, on February 26, 2014, the Director Mr. Santiago Fernández Valbuena was appointed Strategy General Director, resigning as Telefónica Latin America Chairman.

- Note 6 to Section C.1.11]

On January 29, 2014, the director Ms. Eva Castillo Sanz stood down as Chairwoman of the Supervisory Board of Telefónica Czech Republic, a.s.

- Note 7 to Section C.1.12]

Until December 13, 2013, Mr. César Alierta Izuel and Mr. Julio Linares López were Directors of Telecom Italia, S.p.A.

- Note 8 to Section C.1.14]

Although the investment and financing policy is not included literally in Article 5.4. of the Regulations of the Board of Directors, in practice said policy is the exclusive competency of the Board of Directors of the Company.

Telefónica, S.A.    207

2013 Financial Statements

- Note 9 to Section C.1.31]

In accordance with US securities market regulations, the information contained in the Annual Report on form 20-F (which includes the Consolidated Annual Accounts of the Telefónica Group), filed with the Securities and Exchange Commission, is certified by the Executive Chairman of the Company and by the CFO. This certification is made after the Financial Statements have been prepared by the Board of Directors of the Company.

- Note 10 to Section C.1.39]

Financial year 1983 was the first audited by an External Auditor. Prior to that, the financial statements were revised by chartered accountants (censores de cuentas). Therefore, 1983 is the base year taken for calculating the percentage in the case of audits of the Individual Annual Accounts of Telefónica, S.A., while 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Annual Accounts, as 1991 was the first year in which the Telefónica Group prepared Consolidated Annual Accounts.

- Note 11 to Section C.2.1]

In its meeting on May 31, 2013, the Board of Directors resolved on the recommendation of the Nominating, Compensation and Corporate Governance Committee to disband the International Affairs Committee and Human Resources, Corporate Reputation and Corporate Responsibility Committee, and establish a new Board of Directors’ advisory committee – the Institutional Affairs Committee.

- Note 12 to Section D.2]

The transactions included under “Other Transactions” in amounts of 12,268,365 euros and 1,083,569 euros with Banco Bilbao Vizcaya Argentaria, S.A. and 1,199,868 euros with Caja de Ahorros y Pensiones de Barcelona, “la Caixa”, entail transactions with derivatives.

Telefónica, S.A.    208

2013 Financial Statements

- Note 13 to Section E.3]

Risks and uncertainties facing the Company

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results, must be considered jointly with the information in the financial statements of 2013, and are as follows:

Group-related risks

Worsening of the economic and political environment could negatively affect business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but entails the need of considering various legislations, as well as the political and economic environments of the countries in which it operates. Any adverse developments or even just uncertainties in this regard, or possible exchange-rate or sovereign-risk fluctuations may adversely affect the business, financial position, cash flows and/or the performance of some of the Group’s economic and financial parameters.

With respect to the economic environment, the Telefónica Group’s business is impacted by overall economic conditions in each of the countries in which it operates. Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group. The main macroeconomic factors that could have an adverse impact on consumption and, accordingly, on the level of demand for our services and finally, on Telefónica Group’s results, are: the shortage of credit in an environment of adjustment of banks’ balance sheets; the evolution of the labor market; the worsening of consumer confidence, with an increase in saving rates as an immediate consequence; or the needs for greater fiscal adjustment, which would negatively impact on the household income levels and corporate investments, expenses and revenues.

This economic risk might be significant in some European countries which are on the road to recovery but are rebounding more slowly due to financial imbalances that must continue to be corrected. According to the European Economic and Financial Affairs Council, the European economy is expected to have shrunk by -0.4% in 2013 and will only grow 1.1% in 2014, assuming, therefore, that private consumption growth may be weak in certain cases. In this region, Telefónica Group generated 47% of the Group’s total revenues in 2013 (including 22.7% in Spain, 11.7% in the UK and 8.6% in Germany).

Also, the impact of the sovereign debt crisis and the rating downgrades in certain Euro Area countries should be taken into account. Any additional deterioration in the sovereign debt markets, doubts about developments in European projects (e.g. implementation of the banking union project, the results of the European elections or progress towards fiscal integration), as well as further credit restrictions by the banking sector could have an adverse effect on the Telefónica’s ability to access funding and/or liquidity which could have a significant adverse effect on the Group’s businesses, financial position, results of operations and cash flows. In addition, the Group’s business may be affected by other possible effects from the economic crisis, including a possible insolvency of key customers and suppliers.

In Latin America, the most important challenge is the exchange-rate risk in Venezuela and Argentina (with a sustained accelerated depreciation of the peso against the dollar), given the negative impact that a higher than expected depreciation in their currencies could have on cash flows from both countries. The economic outlook for the entire region suggests that growth rates will remain stable at around 3%, supported by solid domestic demand fundamentals. International scene, despite being not so favorable as in the past periods, it will remain to have a relatively benign impact on the region, except for potential periods of volatility linked to the evolution of the developed financial markets (especially long-term interest rates in the United States affected by the U.S. Federal Reserve’s intervention that are not discounted in the market), a greater than envisaged economic slowdown in Asia (a key region for Latin America), and the slow progress being made with structural reforms projects in the majority of these countries which limits potentially higher growth rates. The most significant internal macroeconomic risk factors in the region would be the very high inflation rates in Venezuela and Argentina that could lead to economic stagnation in these countries, the delicate situation of Venezuela’s public finance, and the deterioration in the external accounts of countries such as Argentina, Brazil, Chile and Peru; though with very different funding outlooks for the latter three (favorable) than the first.

Telefónica, S.A.    209

2013 Financial Statements

In relation to the political environment, the Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk,”. On this point, approximately 15% of our revenues in the telephony business are generated in countries that do not have investment grade status (in order of importance Venezuela, Argentina, Ecuador, Guatemala, Nicaragua, El Salvador and Costa Rica), and other countries are only one notch away from losing this threshold. Also note that despite clear improvements in Brazil, recent announcements by the ratings agencies considering a possible downgrading of its credit rating could, depending on the extent of the downgrading, result in strong exchange-rate volatility due to an outflow of investments, especially strong in fixed-income.

Among the factors included in the concept of “country risk”, we highlight:

•	government regulation or administrative polices may change unexpectedly, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approvals) which could negatively affect the Group’s interests in such countries;

•	abrupt exchange-rate fluctuations mainly due to situations of high levels of inflation and “twin deficits” (in public finance and external sector) with the resulting exchange-rate overvaluation. This movement could lead to a strong exchange-rate depreciation in the context of a floating exchange rate regime, to a significant devaluation off the back of abandoning fixed exchange rates regimes, or to the introduction of varying degrees of restrictions on capital movement. For example, in Venezuela, the official U.S. Dollar to Bolivar fuerte exchange rate is established by the Central Bank of Venezuela and the Minister of Finance, with an alternative market for attracting foreing currency through SICAD’s fortnightly auctions. Additionally, the acquisition of foreign currencies by Venezuelan or Argentinian companies (in some cases) to pay foreign debt or dividends is subject to the pre-authorization of the relevant authorities. Also, the Argentinean peso is following a sustained accelerated depreciation against the U.S. dollar;

•	governments may expropriate or nationalize assets, or make adverse tax decisions, or increase their participation in the economy and in companies;

•	economic-financial downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries; and

•	maximum profit margins limits may be impose in order to limit the prices of goods and services through the analysis of cost structures. Thus, in Venezuela, a maximum profit margin has been introduced that will be set annually by the Superintendence for the defense of socio-economic rights.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates, interest rates or financial investment risks.

At December 31, 2013, 71% of the Group’s net debt (in nominal terms) had its interest rates fixed over a year, while 23% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2013: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 118 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, dollar and the pound sterling (these to zero rates in order to avoid negative rates), would lead to a reduction in financial expenses of 55 million euros. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

According to the Group’s calculations, the impact on results and specifically changes in the value of a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 42 million euros, primarily due to the weakening of the Venezuelan bolivar and, to a lesser extent, the Argentinean peso. These calculations had been made assuming a constant currency position with an impact on profit or loss at December 31, 2013 including derivative instruments in place.

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

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2013 Financial Statements

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the development and implementation of the Company’s strategic plan, as well as well as the development and implementation of new technologies or the renewal of licenses require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of economic recovery, the health of the international banking system and the concerns regarding the burgeoning deficits of some European countries. The worsening international financial market credit conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt or arrange new debt if necessary, and more difficult and costly to raise funds from our shareholders, and may negatively affect the Group’s liquidity. At December 31, 2013, gross financial debt scheduled to mature in 2014 amounted to 9,214 million euros (which includes: (i) the net position of derivative financial instruments, certain current payables and (ii) 582 million euros of notes with an option of early repayment and no contractual obligation to be repaid), and gross financial debt scheduled to mature in 2015 amounted to 6,802 million euros. Despite having covered gross debt maturities of 2014 and 2015 by available cash and lines of credit at December 31, 2013, possible difficulties to maintain the current safety margin, or the risk that this could be significantly and unexpectedly exhausted, could force Telefónica to use resources allocated for other investments or commitments for payment of its financial debt, which could have a negative effect on the Group’s businesses, financial position, results of operations or cash flows.

Although the Group maintains liquidity coverage on 24-month maturities, obtaining financing on the international capital markets could also be restricted, in terms of access and cost, if Telefónica’s credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Any of these situations could have a negative impact on our ability to deal with our debt maturities.

Moreover, market conditions could make it harder to renew existing undrawn credit lines, 10% of which, at December 31, 2013, initially mature prior to December 31, 2014.

Risks related to the Group’s industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and regulations in different countries, and additionally, many of the services provided require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to spectrum availability. Among the main risks of this nature are the spectrum and licenses/concessions, rates, universal service regulation, fiber networks, privacy, functional separation of businesses and network neutrality.

Thus, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies decisions, such us economic fines for serious breaches in the provision of services and, eventually, revocation or failure to renew these licenses, authorizations or concessions or the granting of new licenses to competitors for the provisions of services in a specific market.

The Telefónica Group pursues its license renewal in the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession. Additionally, the Telefónica Group could be affected by regulatory actions carried out by antitrust of competition authorities. These authorizations could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could results in economic and/or reputational loss for the Group, in addition to a loss of market share and/or in harm to the future growth of certain businesses.

Telefónica, S.A.    211

2013 Financial Statements

Regulation of spectrum and government concessions:

The “Digital Single Market” packaged of measures is currently being amended by the European Parliament to include important measures affecting, inter alia, spectrum regulation. Although these measures are not yet final, they could have significant implications as they include new provisions on secondary markets, criteria to apply at auctions, renewals and terms of licensees, etc.

In 2015/2016, in Germany, it is expected that frequencies in the 900/1800 MHz band licenses, expiring at the end of 2016, will be renewed. The German regulator has adopted a proposal decision envisaging an auction of spectrum in the 900 MHz, 1800 MHz, 700 MHz and 1500 MHz bands. Furthermore, it is proposed, for operators holding 900 MHz GSM band licenses, the reservation of 2X5 MHz in this band. Aforementioned reservation entails a 99% population coverage obligation. Moreover, European and National regulators are reviewing the implications of the merger of Telefónica Germany and E-Plus, and any potential remedies or conditions. Remedies could affect the spectrum finally available. In Spain, it is expected that the previously auctioned frequencies in the 800 MHz band from the digital dividend, will be allocated on January 1, 2015. For its part, in the UK a tax rate increase for the use of the spectrum in 900 and 1800 MHz band is under discussion, the outcome is uncertain.

Main allocation criteria for the 700 MHz band (Digital Dividend II) will be defined in coming years in Europe. This could involve facing new cash outflow ahead of schedule (most likely scenario is currently seen as to have this spectrum between 2018 and 2021).

In Latin America, spectrum auctions will take place entailing potential outflows to obtain new licenses or to meet the coverage requirements associated with these licenses. Specifically, the following procedures are in progress or expected to take place in 2014:

1.	Brazil. Auction of the 700 MHz band. Allocation of frequencies in the 700 MHz band for fixed-line and mobile telephone and broadband services has being approved. However, the allocation process requires television channels currently occupying this band to be migrated and Anatel to complete its analysis regarding spectrum interference between mobile and television services.

2.	Chile. Auction of the 700 MHz band.

3.	Ecuador. Negotiations underway to obtain additional frequencies in the 1900 MHz band.

4.	El Salvador. The auction of one block in the 1900 MHz band and another in the AWS band had been postponed, although this issue might be resolved in the coming months.

5.	Venezuela. Auction in the AWS band (1710-2170 MHz frequencies) and in the 2.5 GHz band, has been suspended.

On the other hand, negotiations to renew 850 MHz/1900 MHz licenses in Colombia (where a legal action regarding the reversion of assets at the end of the license terms is in place) and 850/1900 MHz licenses in Panama are under way. In Peru, an application for partial renewal of the concessions for the provision of the fixed-line service for another five years has been made, although assurance has been given that the concession will remain in force until November 2027. Also, a new law has also been enacted establishing mobile virtual network operator (MVNOs) and Rural Mobile Infrastructure Operators (RMIOs) in the Peruvian market. In Mexico, it is envisaged, in development of the constitutional reform enacted due to the “Pact for Mexico” political initiative, the creation of a wholesale network publicly owned which will offer wholesale services in the 700 MHz band, the funding and the marketing model of this project have not been determined at present

On the other hand, Telefónica UK was awarded two 10 MHz blocks of spectrum in the 800 MHz band in 2013 to roll out a national 4G network. In Spain, the following license extensions have been granted: in the 900 MHz band, 4 MHz from July 2025 to December 2030 and 1 MHz from February 2015 to December 2030, likewise, in the 1800 MHz band a 20 MHz license has been extended from 2028 to December 2030. Moreover, in 2013, Telefónica also obtained spectrum licenses in Uruguay (2x5 MHz in the 1900 MHz band), Colombia (30 MHz in the AWS band) and Peru (20+20 MHz in the 1700 MHz band). In 2013 Telefónica Brazil requested the amendment of the Terms of its Authorization for the “L” band in order to relocate the blocks of radiofrequencies. Currently, the “L” band is located in the 3G radiofrequencies (1.9/2.1GHz). The notice of the “L” band provided for such relocation and the request ensured a more efficient use of the spectrum for Telefónica Brazil. CAPEX associated with the new spectrum in 2013 amounted to 1,224 million euros.

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2013 Financial Statements

In 2012, Telefónica Ireland was awarded spectrum in the 800, 900 and 1800 MHz bands. In Brazil, Telefónica was awarded a block of the 2500 MHz “X” band (20+20 MHz), including the 450 MHz band in certain states. In the spectrum auction, Telefónica Brazil had to compensate the former licensees of this bandwidth, used for multichannel multipoint distribution services. The other operators also awarded spectrum shall, in turn, compensate Telefónica Brazil. Part of these compensation requirements is being legally contested. In Venezuela, the concession agreement between Telefónica Venezolana and the Regulator for an additional 20 MHz in the 1900 MHz band was executed. Telefónica Móviles Chile, S.A. was awarded radiofrequencies for 4G technology in the 2.6 GHz band (2x20 MHz), and in Nicaragua Telefónica was granted 36 MHz in the 700 MHz band.

The Company’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates or its capacity to assume the related costs, could have an adverse impact its ability to launch and provide new services and on the Company’s ability to maintain the quality of existing services, which may adversely affect the Group’s financial condition, results of operations and cash flows.

Regulation of wholesale and retail charges:

In terms of roaming, the regulated “Eurotariffs” will be reduced in July 2014, as per the Regulation approved in 2012. The structural roaming solutions which could lead to a price decrease in the intra-european roaming services, will also take effect in July 2014. Furthermore, the packet of “Digital Single Market” measures mentioned above also includes a proposal to eliminate European Union roaming charges in July 2016 as well as international charges.

The decreases in wholesale mobile network termination rates in Europe are also noteworthy. In the UK, wholesale mobile network termination rates will be reduced to 0.845 pence/minute from April 1, 2014 (representing a 0.3% reduction compared to the current rates), while the termination rate in Germany was set at 0.0179 euro/minute as from December 31, 2013 (3.24% lower than the previous termination rates). The European Commission has requested that the German regulator withdraw or amend its latest decision on mobile termination rates. There is a risk that the European Commission will initiate infringement proceedings, against Germany, and rates may be further reduced. In Spain, the schedule for reducing mobile network termination rates has reached the target rate (0.0109 euro/minute) in July 2013, representing close to 61% lower than the wholesale prices in force until that date. As from July 2013, the target price reached will remain in force until new target prices are set. The Spanish regulator has yet to make its decision on this matter. Based on a High Court ruling in Ireland, a mobile termination rate of 2.60 euro cents was provisionally imposed (more favorable than the figure initially proposed by the regulator), applicable from July 1, 2013 (representing 29.35% lower the previous termination rates). The Irish regulator is also developing a more adverse cost model based on long-run incremental cost (LRIC) price calculation, which is expected to be announced in July 2014.

Also, in Latin America, there are moves to review mobile termination rates leading to these being reduced. Thus, for example, developments in Mexico are among the most relevant, where the declaration of dominant operators in the telecommunications market is expected to lead to asymmetric regulatory measures that must be set. The Company’s competitive position may benefit to a greater or lesser extent depending on the scope of these measures. Telefónica México has filed an administrative appeal against the 2011 resolutions of the Federal Telecommunications Commission of México (Cofetel) regarding mobile network termination rates (representing a 61% reduction compared to the previous rates). As of today, no ruling has been made on this appeal. Once these appeals have been concluded, the rates applied may be further reduced retroactively. As of today, Cofetel has not approved the termination rates for 2012, 2013, or 2014.

In Brazil, in October 2011, the regulator (Anatel) approved the fixed-mobile rate adjustment Regulation, which provides a progressive reduction of these rates until 2014 through a reduction factor, which will be deducted from the inflation, and implying a reduction of approximately 29% in 2012-2014. However, the Plano Geral de Metas de Competiçao (PGMC) of the end of 2012 extended application of the reduction to 2015 and amended the rates for 2014 and 2015 (75% of the 2013 rate in 2014 and 50% of the 2013 rate in 2015). A draft law has been prepared in Brazil to abolish the basic telephony service monthly fee. “Price protection” practices (reimbursement of price differences of a product to customers if this falls within a relative short period of time) may also have a negative effect, both in economic and image terms.

In Chile, a process to set new fixed-line termination charges is ongoing. A Tariff Decree has been passed for mobile networks covering the 2014-2019 five-year period. The new Tariff Decree entered into effect on January 25, 2014 and implies a reduction of 73.4% with respect to the previous rates. In Ecuador the rate-related risks also concern a reduction in rural and urban telephony charges, a reimbursement of top-up balances, as well as rounding to the nearest minute.

The implementation of the Enabling Act (Ley Habilitante) in Venezuela also confers full powers to the President to implement price controls measures, and it is therefore expected that it will not be possible to raise Movistar retail rates in line with high Venezuela inflation. In relation to mobile termination rates with the national operator of reference, these have been reduced 6% compared to the previous rates.

Telefónica, S.A.    213

2013 Financial Statements

In Peru, the previously applicable rate was reduced by 24.24% in October 2013.

In Colombia, a decision was adopted establishing a gradual reduction for termination mobile rates. Regarding the termination model for time, the reduction for 2014 is 19.8% and 24.6% for 2015. For the capacity model the reduction will be 10.9% for 2014 and 12.3% for 2015. In relation with fix networks (for extended local networks) the reduction will be 50% for 2014 and 100% for 2015.

Regulation of universal services:

The European Commission on its formal obligation to review the Universal Service Directive will launch a public consultation whose objective will be to modify the scope of their obligations and include, at a European level, far higher broadband speeds than are currently provided. Depending on the terms set forth in the new regulation, implementation at a local level could lead to higher costs for both the universal service provider and the operators forced to finance the Universal Service.

The regulator in Brazil has modified the universal service targets. This represents a risk on the Company’s positive balance resulted from the fulfilment of 2003 universal service targets, whose implementation was less costly than the initially established targets, leaving a positive balance for the Company.

The new requirements that cause this positive balance could apply until 2025, and extend beyond on issues such as, for example, rural telephony services and the expansion of the backhaul network. Rural telephony services are another risk in Brazil given the obligations arising from the switched fixed-line telephone services model and the obligations to provide mobile coverage in certain rural areas of the country.

Regulation of fiber networks:

It is expected that in 2014, Spanish National Competition Authority (Comisión Nacional de los Mercados y la Competencia) will study broadband market regulation in Spain. This could increase Telefónica’s regulatory obligations in Spain, especially wholesale market obligations concerning access to fiber networks, and its pricing.

Regulations on privacy:

In Europe, a new Data Protection Regulation is in the pipeline before the end of the current European legislative term (spring 2014). This could lead to certain critical provisions laid down in the current draft of the Regulation (presently under debate) being worded in such a way that stops or hinders Telefónica from launching some services, that focus on the processing of personal data.

Regulation of functional separation:

The new principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operated during 2011 and 2012 could result in greater regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators, in specific cases and under exceptional conditions, forcing operators with significant market power and vertically-integrated operators to separate their wholesale and retail businesses at a functional level. They would therefore be required to offer equal wholesale terms to third-party operators that acquire these products.

Regulation of network neutrality:

In Europe, application of the current regulatory framework means that it is likely that during 2014, the Body of European Regulators for Electronic Communications (BEREC) and national regulators will strengthen their supervision of operators with regard to blocking of access, discrimination of applications or Internet service quality. The European Parliament and the Council are simultaneously debating the draft of the European Digital Market Regulation proposed by the European Commission, in particular concerning network neutrality, network management or differentiation of Internet access service characteristics. All of them are aspects of great importance that have a direct impact on potential business models that can be developed in the future.

Presently we have countries where net neutrality has already been ruled, such us Chile and Colombia. But it is a live issue and with varying degree of development in the rest of the countries. In Germany, the Economy Minister published a draft law on June 20, 2013 to regulate neutrality, especially with regard to blocking and discrimination of content and Internet services. The text is pending approval by parliament in 2014 after the new government was sworn in during December 2013.

Telefónica, S.A.    214

2013 Financial Statements

In Brazil, the Civil Rights Framework for Internet Governance is being debated by Congress and is expected to be approved in the first quarter of 2014. It includes policies on the Internet such as network neutrality. Activities regarding net neutrality have been, as of today, focused in supervision of the quality of the services: in October 2011, Anatel approved the regulations of the Service Quality of Multimedia Communication Service (includes fixed internet) and Personal Mobile Service (including mobile internet). Aforementioned regulations, regulates the measurement made from independent entities on quality delivered and perceived by ISPs to customers.

If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on our business and results of operations.

Customers’ perceptions of services offered by the Company may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the services and products offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the Company’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

Company may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market, and consider the impacts of changes in the life cycle of technical assets, finely adjust margins, and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt to constant technological changes taking place in the industry.

To compete effectively in these markets, the Telefónica Group needs to successfully market its products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

New products and technologies arise constantly, while the development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, and which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile internet and connectivity services that are being launched. Research and development costs amounted to 1,046 million euros and 1,071 million euros in 2013 and 2012, respectively, representing 1.8% and 1.7% of the Group’s consolidated revenue, respectively. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, e.g. internet speed of up to 100MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. An increasing demand for the capabilities offered by these new networks to end users exist, however, the high level of the investments requires a continuous analysis of the return on investment.

Telefónica, S.A.    215

2013 Financial Statements

The explosion of the digital market, and entry of new actors in the communications market, such as Mobile Virtual Network Operators (MVNOs), internet companies or device manufacturers, may cause the loss of value of certain assets, and affect its ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to the more traditional. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond the Company’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency.

The Company depends on the suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect the operation, and may cause contingencies or damages to the Company’s image in the event that inappropriate practices were produced by a participant in the supply chain.

As of December 31, 2013, the Telefónica Group depends on 8 handset suppliers and 12 network infrastructure suppliers, which together accounted for 80% of orders. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements or have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover this type of incidents and risks, these policies may not be sufficient to cover all possible monetary losses, although the claims and loss in revenue caused by service interruptions to date have been covered by these policies.

The telecommunications industry may be affected by the possible effects of electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between various expert groups and public health agencies, including the World Health Organization (WHO), who claim that at the moment there have not been established risks for exposure to low frequency signals in mobile communications. The scientific community is still investigating this issue especially on mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee (ICNIRP) have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities’ worldwide to adopt these standards.

Society’s worries about radiofrequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located and how they operate, and the use of our mobile telephones, the massive deployment of smart meters and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network.

Telefónica, S.A.    216

2013 Financial Statements

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may negatively affect the business, financial conditions, results and cash flows of Telefónica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairment losses on certain of its investments, affecting the results of the year in which they were made. Thus, with respect to the investment in Telco, S.p.A., it has been made value adjustments in fiscal years 2012 and 2013 resulted in 1.277 million euros and 267 million euros, respectively. Also in 2012, the revision of the value of Telefónica operations in Ireland, resulted in a negative impact of 527 million euros.

Our networks carry and store huge volumes of confidential, personal and corporate data, and our Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

Our networks carry and store huge volumes of confidential, personal and business data, both voice and data traffic. We store increasing quantities and types of customer data in both business and consumer segments. Despite our best efforts to prevent it, Telefónica may be found liable for the loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks which could involve many people and have an impact on the Company’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

Our Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for the loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which Telefónica operates, the provision of its internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as. blocking access to a website) as part of the struggle against some illegal or illicit uses of the internet, notably in Europe.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, regarding tax and antitrust claims, Telefónica Group has open judicial procedures in Peru concerning the clearance of previous years’ income tax, which contentious-administrative appeal is currently on its way; as well as in Brazil CADE’s (Conselho Administrativo de Defensa Ecônomica) as regards the acquisition of a 50% stake in VIVO and tax open procedures, primarily relating to the CIMS (tax on telecommunication services).

Telefónica, S.A.    217

2013 Financial Statements

This annual corporate governance report was adopted by the Company’s Board of Directors at its meeting held on February 26, 2014.

List whether any directors voted against or abstained from voting on the approval of this Report.

No

Name or corporate name of director	Reasons (voted against, abstention, non-attendance)	Explain the reasons
—	—	—

Telefónica, S.A.    218

Translation of an auditor’s report on the Internal Control over Financial

Reporting originally issued in Spanish. In the event of discrepancy,

the Spanish-language version prevails

AUDITOR’S REPORT ON THE INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of

Telefónica, S.A., engaged by the management

We have examined the description of the Internal Control over Financial Reporting of Telefónica, S.A. (the Parent Company) and subsidiaries (the Group) included in Section F of the Annual Corporate Governance Report for the year ended December 31, 2013. This examination included the evaluation of the effectiveness of internal control over financial reporting with respect to the financial information included in the Group’s consolidated financial statements at December 31, 2013, prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group. Such internal control is based on the criteria and policies defined by the Parent Company’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control - Integrated Framework” (1992).

Telefónica, S.A.’s management is responsible for maintaining effective internal control over financial reporting included in the consolidated financial statements, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the aforementioned effectiveness of internal control over financial reporting, based on the work we have performed in accordance with the requirements of the Standard ISAE 3000 “Assurance Engagement Other than Audits or Reviews of Historical Financial Information” issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC) for the issuance of reports to obtain reasonable assurance.

The work performed to obtain reasonable assurance includes obtaining an understanding of the internal control over financial reporting with respect to the financial information included in the consolidated financial statements, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acguisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Domicilio Social: Pl. Pablo Ruiz Picasso, 1. 28020 Madrid - Inscrita en el Registro Mercantil de Madrid al Tomo 12749, Libro 0, Folio 215, Sección 8a, Hoja M-23123, Inscripción 116. C.I.F. B-78970506. A member firm of Ernst & Young Global Limited.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, fraud or illegal acts. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Telefónica, S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting with respect to the financial information included in the consolidated financial statements as of December 31, 2013, based on the criteria and policies defined by the Parent Company’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control—Integrated Framework” (1992). We also have checked that the disclosures included in the accompanying description of the internal control over financial reporting at December 31, 2013 comply, in all material respects, with the requirements of Securities Market Law 24/1988 of July 28, as amended by Law 2/2011, of March 4, on Sustainable Economy, and meets the minimum content of the Annual Corporate Governance Report template required by Circular 5/2013, issued on June 12, 2013 by the Comisión Nacional del Mercado de Valores (Spanish stock market regulator).

The examination indicated in the preceding paragraphs is not subject to the Spanish Audit Law, approved by Royal Legislative Decree 1/2011 of July 1, so we do not express an audit opinion in the terms provided for in the aforementioned Law.

In addition to the aforementioned examination, we have audited, in accordance with prevailing audit regulations in Spain, the consolidated financial statements of Telefónica, S.A. and subsidiaries at December 31, 2013, prepared by the Parent Company’s Directors in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group, and our report dated March 19, 2014 expressed an unqualified opinion on the aforementioned consolidated financial statements.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte
Ignacio Viota del Corte

March 19, 2014

A member firm of Ernst & Young Global Limited.

2

AUDIT REPORT, CONSOLIDATED ANNUAL FINANCIAL

STATEMENTS, AND CONSOLIDATED MANAGEMENT REPORT ALL

FOR THE YEAR ENDED DECEMBER 31, 2013

Audit Report

TELEFÓNICA, S.A. AND SUBSIDIARIES

Consolidated Financial Statements and

Consolidated Management Report

for the year ended

December 31, 2013

Translation of a report and consolidated financial statements originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails (See Note 24)

AUDIT REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of

Telefónica, S.A.

We have audited the consolidated financial statements of Telefónica, S.A. (the Parent Company) and subsidiaries (the Group), which comprise the consolidated statement of financial position at December 31, 2013, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows, and the notes thereto for the year then ended. As indicated in Note 2 to the accompanying consolidated financial statements, the Parent Company’s Directors are responsible for the preparation of the Group’s consolidated financial statements in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group. Our responsibility is to express an opinion on the aforementioned consolidated financial statements taken as a whole, based upon work performed in accordance with prevailing audit regulation in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the consolidated financial statements, and the evaluation of whether their presentation, the accounting principles and criteria applied and the estimates made are in agreement with the applicable regulatory framework for financial information.

In our opinion, the accompanying 2013 consolidated financial statements give a true and fair view, in all material respects, of the consolidated equity and consolidated financial position of Telefónica, S.A. and subsidiaries at December 31, 2013, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with International Financial Reporting Standards, as adopted by the European Union, and other applicable provisions in the regulatory framework for financial information.

The accompanying 2013 consolidated management report contains such explanations as the Directors of Telefónica, S.A. consider appropriate concerning the situation of the Group, the evolution of its business and other matters; however, it is not an integral part of the consolidated financial statements. We have checked that the accounting information included in the aforementioned consolidated management report agrees with the 2013 consolidated financial statements. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the accounting records of Telefónica, S.A. and its subsidiaries.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte
Ignacio Viota del Corte

March 19, 2014

Domicilio Social: Pl. Pablo Ruiz Picasso, 1. 28020 Madrid - Inscrita en el Registro Mercantil de Madrid al Tomo 12749, Libro 0, Folio 215, Sección 8a, Hoja M-23123, Inscripción 116. C.I.F. B-78970506. A member firm of Ernst & Young Global Limited.

2013

Consolidated Financial Statements (Consolidated Annual Accounts) and Consolidated Management Report for 2013

Telefónica, S.A. and subsidiaries composing the Telefónica Group

2013 Consolidated Financial Statements

Telefónica Group

Consolidated statements of financial position at December 31

Millions of euros	NOTES	2013	2012
ASSETS
A) NON-CURRENT ASSETS		89,597	104,177
Intangible assets	(Note 6)	18,548	22,078
Goodwill	(Note 7)	23,434	27,963
Property, plant and equipment	(Note 8)	31,040	35,021
Investments accounted for by the equity method	(Note 9)	2,424	2,468
Non-current financial assets	(Note 13)	7,775	9,339
Deferred tax assets	(Note 17)	6,376	7,308
B) CURRENT ASSETS		29,265	25,596
Inventories		985	1,188
Trade and other receivables	(Note 11)	9,640	10,711
Current financial assets	(Note 13)	2,117	1,872
Tax receivables	(Note 17)	1,664	1,828
Cash and cash equivalents	(Note 13)	9,977	9,847
Non-current assets held for sale	(Note 2)	4,882	150

TOTAL ASSETS (A+B)		118,862	129,773

	NOTE	2013	2012
EQUITY AND LIABILITIES
A) EQUITY		27,482	27,661
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 12)	21,185	20,461
Equity attributable to non-controlling interests	(Note 12)	6,297	7,200
B) NON-CURRENT LIABILITIES		62,236	70,601
Non-current interest-bearing debt	(Note 13)	51,172	56,608
Non-current trade and other payables	(Note 14)	1,701	2,141
Deferred tax liabilities	(Note 17)	3,063	4,788
Non-current provisions	(Note 15)	6,300	7,064
C) CURRENT LIABILITIES		29,144	31,511
Current interest-bearing debt	(Note 13)	9,527	10,245
Current trade and other payables	(Note 14)	15,221	17,089
Current tax payables	(Note 17)	2,203	2,522
Current provisions	(Note 15)	1,271	1,651
Liabilities associated with non-current assets held for sale	(Note 2)	922	4

TOTAL EQUITY AND LIABILITIES (A+B+C)		118,862	129,773

The accompanying Notes 1 to 24 and Appendices I to VII are an integral part of these consolidated statements of financial position.

Telefónica, S.A.    4

2013 Consolidated Financial Statements

Telefónica Group

Consolidated income statements for the years ended December 31

Millions of euros	NOTES	2013	2012	2011
INCOME STATEMENTS
Revenues	(Note 18)	57,061	62,356	62,837
Other income	(Note 18)	1,693	2,323	2,107
Supplies		(17,041)	(18,074)	(18,256)
Personnel expenses		(7,208)	(8,569)	(11,080)
Other expenses	(Note 18)	(15,428)	(16,805)	(15,398)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)		19,077	21,231	20,210
Depreciation and amortization	(Note 18)	(9,627)	(10,433)	(10,146)
OPERATING INCOME		9,450	10,798	10,064
Share of loss of investments accounted for by the equity method	(Note 9)	(304)	(1,275)	(635)
Finance income		933	963	827
Exchange gains		3,323	2,382	2,795
Finance costs		(3,629)	(4,025)	(3,609)
Exchange losses		(3,493)	(2,979)	(2,954)
Net financial expense	(Note 16)	(2,866)	(3,659)	(2,941)
PROFIT BEFORE TAX		6,280	5,864	6,488
Corporate income tax	(Note 17)	(1,311)	(1,461)	(301)
PROFIT FOR THE YEAR		4,969	4,403	6,187
Non-controlling interests	(Note 12)	(376)	(475)	(784)
PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		4,593	3,928	5,403

Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 18)	1.01	0.87	1.18

The accompanying Notes 1 to 24 and Appendices I to VII are an integral part of these consolidated income statements.

Telefónica, S.A.    5

2013 Consolidated Financial Statements

Telefónica Group

Consolidated statements of comprehensive income for the years ended December 31

Millions of euros	2013	2012	2011
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Profit for the year	4,969	4,403	6,187
Other comprehensive income (loss)
Gains (losses) on measurement of available-for-sale investments	32	(49)	(13)
Income tax impact	(10)	4	4
Reclassification of losses included in the income statement	51	46	3
Income tax impact	(15)	(3)	(1)
	58	(2)	(7)

Gains (losses) on hedges	831	(1,414)	(921)
Income tax impact	(247)	376	280
Reclassification of losses included in the income statement (Note 16)	121	173	210
Income tax impact	(36)	(5)	(63)
	669	(870)	(494)

Share of (loss) income recognized directly in equity of associates and others	(29)	(27)	58
Income tax impact	4	9	(9)
Reclassification of losses included in the income statement	1	4	—
Income tax impact	—	—	—
	(24)	(14)	49

Translation differences	(6,454)	(1,862)	(1,265)

Total other comprehensive loss recognized in the period (Items that may be reclassified subsequently to profit or loss)	(5,751)	(2,748)	(1,717)

Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	(49)	(154)	(85)
Income tax impact	1	39	28
	(48)	(115)	(57)

Total other comprehensive loss recognized in the period (Items that will not be reclassified subsequently to profit or loss)	(48)	(115)	(57)

Total comprehensive (loss) income recognized in the year	(830)	1,540	4,413

Attributable to:
Equity holders of the parent and other holders of equity instruments	(434)	1,652	4,002
Non-controlling interests	(396)	(112)	411
	(830)	1,540	4,413

The accompanying Notes 1 to 24 and Appendices I to VII are an integral part of these consolidated statements of comprehensive income.

Telefónica, S.A.    6

2013 Consolidated Financial Statements

Consolidated statements of changes in equity for the years ended December 31

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests (Note 12)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available- for-sale investments	Hedges	Equity of associates and others	Traslation differences	Total
Financial position at December 31, 2012	4,551	460	(788)	—	984	19,569	36	(715)	(7)	(3,629)	20,461	7,200	27,661
Profit for the year	—	—	—	—	—	4,593	—	—	—	—	4,593	376	4,969
Other comprehensive income (loss)	—	—	—	—	—	(48)	58	678	(24)	(5,691)	(5,027)	(772)	(5,799)

Total comprehensive loss	—	—	—	—	—	4,545	58	678	(24)	(5,691)	(434)	(396)	(830)

Dividends paid (Note 12)	—	—	—	—	—	(1,588)	—	—	—	—	(1,588)	(739)	(2,327)
Net movement in treasury shares (Note 12)	—	—	244	—	—	(92)	—	—	—	—	152	—	152
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	—	—	—	66	—	—	—	45	111	238	349
Undated Deeply Subordinated Securities (Note 12)	—	—	—	2,466	—	—	—	—	—	—	2,466	—	2,466
Other movements	—	—	—	—	—	17	—	—	—	—	17	(6)	11
Financial position at December 31, 2013	4,551	460	(544)	2,466	984	22,517	94	(37)	(31)	(9,275)	21,185	6,297	27,482

Financial position at December 31, 2011	4,564	460	(1,782)	—	984	19,374	38	154	7	(2,163)	21,636	5,747	27,383
Profit for the year	—	—	—	—	—	3,928	—	—	—	—	3,928	475	4,403
Other comprehensive income (loss)	—	—	—	—	—	(112)	(2)	(870)	(14)	(1,278)	(2,276)	(587)	(2,863)

Total comprehensive income	—	—	—	—	—	3,816	(2)	(870)	(14)	(1,278)	1,652	(112)	1,540

Dividends paid (Note 12)	71	—	—	—	—	(2,907)	—	—	—	—	(2,836)	(442)	(3,278)
Net movement in treasury shares	—	—	(327)	—	—	(299)	—	—	—	—	(626)	—	(626)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	—	—	—	1,170	—	1	—	(188)	983	1,800	2,783
Capital reduction	(84)	—	1,321	—	—	(1,237)	—	—	—	—	—	—	—
Other movements	—	—	—	—	—	(348)	—	—	—	—	(348)	207	(141)
Financial position at December 31, 2012	4,551	460	(788)	—	984	19,569	36	(715)	(7)	(3,629)	20,461	7,200	27,661

Financial position at December 31, 2010	4,564	460	(1,376)	—	984	20,112	45	648	(42)	(943)	24,452	7,232	31,684
Profit for the year	—	—	—	—	—	5,403	—	—	—	—	5,403	784	6,187
Other comprehensive income (loss)	—	—	—	—	—	(52)	(7)	(494)	49	(897)	(1,401)	(373)	(1,774)

Total comprehensive income	—	—	—	—	—	5,351	(7)	(494)	49	(897)	4,002	411	4,413

Dividends paid (Note 12)	—	—	—	—	—	(6,852)	—	—	—	—	(6,852)	(876)	(7,728)
Net movement in treasury shares	—	—	(777)	—	—	—	—	—	—	—	(777)	—	(777)
Acquisitions and disposals of non-controlling interests (Note 5)	—	—	—	—	—	984	—	—	—	(323)	661	(1,200)	(539)
Other movements	—	—	371	—	—	(221)	—	—	—	—	150	180	330
Financial position at December 31, 2011	4,564	460	(1,782)	—	984	19,374	38	154	7	(2,163)	21,636	5,747	27,383

The accompanying Notes 1 to 24 and Appendices I to VII are an integral part of these consolidated statements of changes in equity.

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2013 Consolidated Financial Statements

Telefónica Group

Consolidated statements of cash flows for the years ended December 31

Millions of euros	NOTES	2013	2012	2011
Cash flows from operating activities
Cash received from customers		69,149	75,962	77,222
Cash paid to suppliers and employees		(50,584)	(55,858)	(55,769)
Dividends received		49	85	82
Net interest and other financial expenses paid		(2,464)	(2,952)	(2,093)
Taxes paid		(1,806)	(2,024)	(1,959)
Net cash from operating activities	(Note 20)	14,344	15,213	17,483

Cash flows from investing activities
Proceeds on disposals of property, plant and equipment and intangible assets		561	939	811
Payments on investments in property, plant and equipment and intangible assets		(9,674)	(9,481)	(9,085)
Proceeds on disposals of companies, net of cash and cash equivalents disposed		260	1,823	4
Payments on investments in companies, net of cash and cash equivalents acquired		(398)	(37)	(2,948)
Proceeds on financial investments not included under cash equivalents		50	30	23
Payments on financial investments not included under cash equivalents		(386)	(834)	(669)
Payments on placements of cash surpluses not included under cash equivalents		(314)	(318)	(646)
Government grants received		1	1	13
Net cash used in investing activities	(Note 20)	(9,900)	(7,877)	(12,497)

Cash flows from financing activities
Dividends paid	(Note 12)	(2,182)	(3,273)	(7,567)
Transactions with equity holders		65	656	(399)
Operations with other equity holders	(Note 12)	2,466	—	—
Proceeds on issue of debentures and bonds	(Note 13)	5,634	8,090	4,582
Proceeds on loans, borrowings and promissory notes		3,231	6,002	4,387
Cancellation of debentures and bonds	(Note 13)	(5,667)	(4,317)	(3,235)
Repayments of loans, borrowings and promissory notes		(6,232)	(8,401)	(2,680)
Net cash used in financing activities	(Note 20)	(2,685)	(1,243)	(4,912)
Effect of changes in exchange rates		(1,468)	(382)	(169)
Effect of changes in consolidation methods		(161)	1	10
Net increase (decrease) in cash and cash equivalents during the year		130	5,712	(85)
CASH AND CASH EQUIVALENTS AT JANUARY 1		9,847	4,135	4,220
CASH AND CASH EQUIVALENTS AT DECEMBER 31	(Note 13)	9,977	9,847	4,135

RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION

BALANCE AT JANUARY 1		9,847	4,135	4,220
Cash on hand and at banks		7,973	3,411	3,226
Other cash equivalents		1,874	724	994
BALANCE AT DECEMBER 31	(Note 13)	9,977	9,847	4,135
Cash on hand and at banks		7,834	7,973	3,411
Other cash equivalents		2,143	1,874	724

The accompanying Notes 1 to 24 and Appendices I to VII are an integral part of these consolidated statements of cash flows.

Telefónica, S.A.    8

2013 Consolidated Financial Statements

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Notes to the consolidated financial statements (consolidated annual accounts) for the year ended December 31, 2013

Note 1. Background and general information

Telefónica, S.A. and its subsidiaries and investees (“Telefónica”, “the Company”, the “Telefónica Group” or “the Group”) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of fixed and mobile telephony, broadband, internet, data traffic, pay TV and other digital services.

The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Appendix VI lists the main companies composing the Telefónica Group, their corporate purpose, country, functional currency, share capital, the Group’s effective shareholding and their method of consolidation.

The website www.telefonica.com provides more information about the organizational structure of the Group, the sectors in which it operates and the products it offers.

As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

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2013 Consolidated Financial Statements

Note 2. Basis of presentation of the consolidated financial statements

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles prevailing in the various countries in which they are located, and for purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union, which for the purposes of the Telefónica Group are not different from those issued by the International Accounting Standards Board (IASB), to give a true and fair view of the consolidated equity and financial position at December 31, 2013, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended. The figures in these consolidated financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded. The euro is the Group’s reporting currency.

The accompanying consolidated financial statements for the year ended December 31, 2013 were approved by the Company’s Board of Directors at its meeting on February 26, 2014 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

Materiality criteria

These consolidated financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Telefónica Group accounts, taken as a whole, are concerned.

Comparative information and main changes in the consolidation scope

For comparative purposes, the accompanying consolidated financial statements for 2013 include the figures for 2012, and in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, on a voluntary basis, those of 2011.

The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2013 and 2012 (see Appendix I for a more detailed explanation of the changes in consolidation scope) are as follows:

2013

a) Devaluation of the Venezuelan bolivar

On February 8, 2013, the Venezuelan bolivar was devalued from 4.3 bolivars per U.S. dollar to 6.3 bolivars per U.S. dollar.

The exchange rate of 6.3 bolivars per U.S. dollar has been used in the conversion of the financial information of Venezuelan subsidiaries for the whole year 2013. The principal impacts of the devaluation of the Venezuelan bolivar have been the following:

•	The decrease of the Telefónica Group’s net assets in Venezuela as a result of the conversion to euros at the devalued exchange rate with a balancing entry in Group equity of approximately 1,000 million euros, based on the net assets as at December 31, 2012.

•	Increase in the net financial debt resulting from the application of the new exchange rate to the net asset value in bolivars of approximately 873 million euros, as per the balance as at December 31, 2012.

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2013 Consolidated Financial Statements

b) Sale of 40% of Telefónica’s subsidiaries in Guatemala, El Salvador, Nicaragua and Panama

In April 2013 Telefónica reached an agreement with Corporación Multi Inversiones to sell 40% of Telefónica’s stake in its subsidiaries in Guatemala, El Salvador, Nicaragua and Panama, through Telefónica Centroamérica Inversiones, S.L. (see Note 5).

Following the fulfillment of the conditions to which the closing of the sale was subject, the closing of the transaction was on August 2, 2013. The value of the sale amounted to 500 million U.S. dollars (equivalent to 377 million euros on the date of execution of the sale), plus payment of an additional variable amount of up to 72 million U.S. dollars, according to the evolution and operational performance of the transferred assets.

The Telefónica Group maintains control of these companies, and therefore the transaction had no impact on the consolidated income statement at its completion, as it is a transaction with non-controlling interests. The impact of this transaction in the consolidated equity was a 111 million euros increase in “Equity attributable to equity holders of the parent and other holders of equity instruments”, and a 283 million euros increase in “Equity attributable to non-controlling interests”.

c) Agreement for sale of ownership interest in Telefónica Czech Republic, a.s.

On November 5, 2013 Telefónica reached an agreement to sell 65.9% of Telefónica Czech Republic, a.s. to PPF Group N.V.I. for an equivalent of approximately 2,467 million euros in cash at the date of the agreement. Telefónica will retain a 4.9% equity stake (see Note 21.b).

The transaction was completed on January 28, 2014 after obtaining the relevant regulatory authorizations (see Note 23).

As a result of the transaction, a loss was recognized for the 176 million-euro adjustment to the value of the assets assigned to Telefónica Czech Republic, under “Other expenses” in the consolidated income statement for 2013 (see Note 18).

Consolidated assets and liabilities subject to this transaction have been classified under “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale”, respectively, in the consolidated statement of financial position at December 31, 2013. Their composition is as follows:

Millions of euros	12/31/2013
Non-current assets	3,436
Current assets	412
Non-current liabilities	280
Current liabilities	436

d) Agreement for sale of ownership interest in Telefónica Ireland, Ltd.

In June 2013 Telefónica reached an agreement with Hutchison Whampoa Group for the sale of Telefónica’s 100% participation in Telefónica Ireland, Ltd. for 850 million euros, including an initial cash consideration of 780 million euros to be paid at the closing of the transaction, and an additional deferred payment of 70 million euros to be settled based on the completion of agreed financial objectives.

At the date of preparation of these consolidated financial statements the transaction is subject, among other conditions, to the relevant competition approvals.

Consolidated assets and liabilities subject to this transaction have been classified under “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale”, respectively, in the consolidated statement of financial position at December 31, 2013.

Millions of euros	12/31/2013
Non-current assets	836
Current assets	191
Non-current liabilities	35
Current liabilities	171

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2013 Consolidated Financial Statements

e) Reduction of the value of the shareholding in Telecom Italia, S.p.A. (2013-2012)

In 2013 and 2012 adjustments to the value of the stake of Telco, S.p.A. in Telecom Italia, S.p.A. were made, which coupled with the contribution to results in the year, resulted in a negative impact on “Share of loss of investments accounted for by the equity method” of 267 million euros and 1,277 million euros, respectively (186 million euros and 894 million euros of impact to consolidated net profit, respectively, after tax).

Subsequent to the adjustment made, the value of the stake held in Telecom Italia, S.p.A. through Telco, S.p.A. is equivalent to 1 euro per share (1.2 euros per share at December 31, 2012).

2012

a) Restructuring of the wireline and wireless businesses in Colombia

As a result of the agreements reached in 2012 to restructure the wireline and wireless businesses in Colombia the following commitments were adopted:

•	The merger of Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A.

•	The assumption by the Colombian National Government (the “Colombian government”) of 48% of the payment obligations not yet due of Colombia Telecomunicaciones, S.A. ESP to the Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones (PARAPAT).

•	The extension by six years, to 2028, of the payment obligations not yet due of Colombia Telecomunicaciones, S.A. ESP to the PARAPAT.

Upon completion of the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A. Telefónica obtained a 70% shareholding in the resulting company and the Colombian government obtained the remaining 30%.

As a result of compliance with the described agreements, the debt of the Telefónica Group decreased by an amount equivalent to 1,499 million euros.

The impacts of the transaction were recognized as an increase to “Equity attributable to equity holders of the parent and other holders of equity instruments” and a decrease to “Equity attributable to non-controlling interests” in the amounts of 1,611 million euros and 116 million euros, respectively.

The commitments assumed in the operation are described in Note 21.b.

b) Public offering of shares in Telefónica Deutschland Holding, A.G.

On October 29, 2012, the public offering of shares in the subsidiary Telefónica Deutschland Holding, A.G. was completed by the placement of 258,750,000 shares, corresponding to 23.17% of total capital of Telefónica Deutschland Holding, A.G.

The transaction totaled 1,449 million euros, and resulted in a 628 million euros decrease in “Retained earnings”. In addition, “Equity attributable to non-controlling interests” rose 2,043 million euros after taking into account transaction costs.

c) Sale of the investment in the CRM Atento business

On December 12, 2012, the Telefónica Group completed the sale of its Atento Customer Relationship Management (CRM) business to a group of companies controlled by Bain Capital.

The transaction was valued at 1,051 million euros, including a 110 million euros vendor loan and certain deferred payments also amounting to 110 million euros.

Telefónica, S.A.    12

2013 Consolidated Financial Statements

The transaction had the positive effect of reducing the Telefónica Group’s debt level by 812 million euros at the close of the transaction.

Gains obtained on the divestment amounted to 61 million euros and were recognized under “Other income” in the 2012 consolidated income statement.

d) Reduction in the investment in China Unicom

In July 2012, 1,073,777,121 shares in China Unicom (Hong Kong) Limited (China Unicom), equivalent to 4.56% of total capital in that company, were sold at a price of 10,748 million Hong Kong dollars (approximately 1,142 million euros) from the sale. The transaction resulted in a loss of 97 million euros, recognized under “Other expenses” in the consolidated income statement for 2012.

Under this agreement, the Telefónica Group retains 5.01% of China Unicom, which gives it a seat on the company’s Board of Directors.

Key performance indicators

The Group uses a series of indicators in its decision-making which it considers provide a better indication of its performance. These indicators, different from accounting measures, are as follows:

Operating income before depreciation and amortization (OIBDA)

Operating income before depreciation and amortization (OIBDA) is calculated by excluding depreciation and amortization from operating income. OIBDA is considered to be more important for investors as it provides a gauge of segment operating performance and profitability using the same measures utilized by management. This metric also allows for comparisons with other companies in the telecommunications sector without consideration of their asset structure.

OIBDA is used to track the performance of the business and to establish operating and strategic targets. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as an alternative to operating income as a measurement of operating results or as an alternative to cash flows from operating activities as a measurement of liquidity.

The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the years ended December 31, 2013, 2012 and 2011:

Millions of euros	2013	2012	2011
OIBDA	19,077	21,231	20,210
Depreciation and amortization	(9,627)	(10,433)	(10,146)
Operating income	9,450	10,798	10,064

The following table presents the reconciliation of OIBDA to operating income for each business segment for the years ended December 31, 2013, 2012 and 2011:

2013

Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
OIBDA	9,439	9,917	(279)	19,077
Depreciation and amortization	(4,634)	(4,706)	(287)	(9,627)
Operating income	4,805	5,211	(566)	9,450

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2013 Consolidated Financial Statements

2012 (*)

Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
OIBDA	11,103	10,228	(100)	21,231
Depreciation and amortization	(5,088)	(5,014)	(331)	(10,433)
Operating income	6,015	5,214	(431)	10,798

2011 (*)

Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
OIBDA	10,890	9,262	58	20,210
Depreciation and amortization	(4,770)	(5,081)	(295)	(10,146)
Operating income	6,120	4,181	(237)	10,064

(*)	The results of Telefónica Europe and “Other companies and eliminations” have been revised for the fiscal years 2012 and 2011 to reflect the current organizational structure of the Telefónica Group (see Note 4).

Telefónica, S.A.    14

2013 Consolidated Financial Statements

Debt indicators

The following table presents the reconciliation between the Telefónica Group’s gross financial debt, net financial debt and net debt at December 31, 2013, 2012 and 2011:

Millions of euros	12/31/2013	12/31/2012	12/31/2011
Non current interest-bearing debt	51,172	56,608	55,659
Current interest-bearing debt	9,527	10,245	10,652
Gross financial debt	60,699	66,853	66,311
Non current trade and other payables	1,145	1,639	1,583
Current trade and other payables	99	145	—
Non-current financial assets	(4,468)	(5,605)	(4,830)
Current financial assets	(2,117)	(1,926)	(2,625)
Cash and cash equivalents	(9,977)	(9,847)	(4,135)
Net financial debt	45,381	51,259	56,304
Net commitments related to workforce reduction	2,270	2,036	1,810
Net debt	47,651	53,295	58,114

Net financial debt is calculated from gross financial debt by including certain amounts of the current and non-current line items “Trade and other payables” for 1,244 million euros, and subtracting 9,977 million euros of “Cash and cash equivalents”, 2,117 million euros of “Current financial assets” and 4,468 million euros of certain investments in financial assets with a maturity of over one year, included in the consolidated statement of financial position under “Non-current financial assets.” After adjustment for these items, net financial debt at December 31, 2013 amounted to 45,381 million euros, a decrease of 11.5% from 2012 (51,259 million euros).

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2013 Consolidated Financial Statements

Note 3. Accounting policies

As stated in Note 2, the Group’s consolidated financial statements have been prepared in accordance with IFRSs and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC) as endorsed by the European Commission for use in the European Union (IFRSs – EU).

Accordingly, only the most significant accounting policies used in preparing the accompanying consolidated financial statements, in light of the nature of the Group’s activities, are set out below, as well as the accounting policies applied where IFRSs permit a policy choice, and those that are specific to the sector in which the Group operates.

a) Hyperinflationary economies

Venezuela is considered as a hyperinflationary economy since 2011. The inflation rates used to prepare the restated financial information are those published by the Central Bank of Venezuela. On an annual basis, these rates are 56.2% and 20.1% for 2013 and 2012, respectively.

b) Translation methodology

The income statements and statements of cash flows of the Group’s foreign subsidiaries (except Venezuela) were translated into euros at the average exchange rates for the year.

c) Goodwill

After initial recognition, goodwill is carried at cost, less any accumulated impairment losses. Goodwill is recognized as an asset denominated in the currency of the company acquired and is tested for impairment annually or more frequently if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. The potential impairment loss is determined by assessing the recoverable amount of the cash generating unit (or group of cash generating units) to which the goodwill is allocated from the acquisition date.

d) Intangible assets

Intangible assets are carried at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

Intangible assets are amortized on a straight-line basis according to the following:

•	Expenditures incurred in developing new products to be available for sale or use within the Group’s own network, and whose future economic viability is reasonably certain (“Development costs”), are amortized on a straight-line basis over the period during which the related development project is expected to generate economic benefits, upon its completion.

•	Licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and the value allocated to licenses held by certain companies at the time they were included in the Telefónica Group (“Service concession arrangements and licenses”) are amortized on a straight-line basis over the duration of related licenses from the moment commercial operation begins.

•	The allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of this type of assets in a third-party transaction for consideration (“Customer base”) are amortized on a straight-line basis over the estimated period of the customer relationship.

•	Software is amortized on a straight-line basis over its useful life, generally estimated to be between three and five years.

e) Property, plant and equipment

Property, plant and equipment is carried at cost less any accumulated depreciation and any accumulated impairment in value.

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2013 Consolidated Financial Statements

Cost includes, among others, direct labor used in installation and the allocable portion of the indirect costs required for the related asset. The latter two items are recorded as revenues under the concept “Own work capitalized” of the line item “Other income”.

Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets for the Telefónica Group are those assets that require a period of at least 18 months to bring the assets to the condition necessary for their intended use or sale.

The Group’s subsidiaries depreciate their property, plant and equipment, from the time they can be placed in service, amortizing the cost of the assets, net of their residual values on a straight-line basis over the assets’ estimated useful lives, which are calculated in accordance with technical studies that are revised periodically in light of technological advances and the rate of dismantling, as follows:

Years of estimated useful life
Buildings	25 – 40
Plant and machinery	10 – 15
Telephone installations, networks and subscriber equipment	5 – 20
Furniture, tools and other items	2 – 10

f) Impairment of non-current assets

Non-current assets, including goodwill and intangible assets are assessed at each reporting date for indicators of impairment. Wherever such indicators exist, or in the case of assets which are subject to an annual impairment test, recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The Group bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. The projected cash flows, based on strategic business plans, cover a period of five years. Starting with the sixth year, an expected constant growth rate is applied.

g) Lease agreements

The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the use of the asset.

Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Group.

h) Investment in associates and joint arrangements

The Group assesses whether it has significant influence not only on the basis of its ownership percentage but also on the existence of qualitative factors such representation on the board of directors of the investee, its participation in decision-making processes, interchange of managerial personnel and access to technical information.

The Group assesses rights and obligations agreed to by the parties to a joint arrangement and, when relevant, other facts and circumstances in order to determine whether the joint arrangement in which it is involved is a joint venture or a joint operation.

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2013 Consolidated Financial Statements

i) Financial assets and liabilities

Financial investments

All regular way purchases and sales of financial assets are recognized in the statement of financial position on the trade date, i.e. the date that the Company commits to purchase or sell the asset.

Financial assets which the Group intends to hold for an indefinite period of time and could be sold at any time in response to needs for liquidity requirements or in response to changes in market conditions are classified as available-for-sale. These investments are presented as non-current assets, unless it is probable and feasible that they will be sold within 12 months.

Derivative financial instruments and hedge accounting

When the Group chooses not to apply hedge accounting criteria, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement. In this respect, transactions used to reduce the exchange rate risk of income contributed by foreign subsidiaries are not treated as hedging transactions.

j) Inventories

Materials stored for use in investment projects and inventories for consumption and replacement are valued at the lower of weighted average cost and net realizable value.

k) Pensions and other employee obligations

Provisions required to cover the accrued liability for defined-benefit pension plans are determined using “the projected unit credit” actuarial valuation method. The calculation is based on demographic and financial assumptions determined at a country level, and in consideration of the macroeconomic environment. The discount rates are determined based on high quality market yield curves. Plan assets are measured at fair value.

Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions.

l) Revenue and expenses

The Telefónica Group revenues are derived principally from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other services such as pay TV and value-added services (text or data messages, among others) or maintenance. Products and services may be sold separately or bundled in promotional packages.

Revenues from calls carried on Telefónica’s networks (traffic) entail an initial call establishment fee plus a variable call rate, based on call length, distance and type of service. Both wireline and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates a deferred revenue presented in “Trade and other payables” on the statement of financial position. Prepaid cards generally expire within 12 months and any deferred revenue from prepaid traffic is recognized directly in the income statement when the card expires as the Group has no obligation to provide service after expiry date.

Revenues from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the term covered by the rate paid by the customer.

Connection fees arising when customers connect to the Group’s network are deferred and recognized in the income statement throughout the average estimated customer relationship period, which varies by type of service. All related costs, except those related to network expansion, as well as administrative expenses and overhead, are recognized in the income statement as incurred.

Installation fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to profit or loss as they are consumed.

Interconnection revenues from wireline-wireless and wireless-wireline calls and other customer services are recognized in the period in which the calls are made.

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2013 Consolidated Financial Statements

Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.

Bundled packages, which include multiple elements, are sold in the wireline, wireless and internet businesses. They are assessed to determine whether it is necessary to separate the separately identifiable elements and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values (i.e. the fair value of each element relative to the total fair value of the package).

As connection or initial activation fees, or upfront non-refundable fees, are not separately identifiable elements in these types of packages, any revenues received from the customer for these items are allocated to the remaining elements. Additionally, when allocating the package revenue to the elements, amounts contingent upon delivery of undelivered elements are not allocated to delivered elements.

All expenses related to bundled promotional packages are recognized in the income statement as incurred.

m) Use of estimates

The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.

A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group’s results and financial position. Accordingly, sensitivity analyses are disclosed for the most relevant situations (see notes 7 and 15).

Property, plant and equipment, intangible assets and goodwill

The accounting treatment of investments in property, plant and equipment and intangible assets entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.

Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.

The decision to recognize an impairment loss involves developing estimates that include, among others, an analysis of the causes of the potential impairment, as well as its timing and expected amount. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes, which highlight the need to evaluate a possible impairment, are taken into account.

The Telefónica Group evaluates its cash-generating units’ performance regularly to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.

Deferred income taxes

The Group assesses the recoverability of deferred tax assets based on estimates of future earnings. Such recoverability ultimately depends on the Group’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections that are continuously updated to reflect the latest trends.

The recognition of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual Group company income tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.

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2013 Consolidated Financial Statements

Provisions

The amount of the provision is determined based on the best estimate of the outflow of resources required to settle the obligation, bearing in mind all available information at the statement of financial position date, including the opinions of independent experts such as legal counsel or consultants.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of the estimates.

Revenue recognition

Connection fees

Connection fees generated when customers connect to the Group’s network, are deferred and recognized as revenue over the average estimated customer relationship period.

The estimate of the average customer relationship period is based on the recent history of customer churn. Potential changes in estimates could lead to changes in both the amount and timing of the future recognition of revenues.

Bundled offers

Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values.

Determining fair values for each identified element requires estimates that are complex due to the nature of the business.

A change in estimates of fair values could affect the apportionment of revenue among the elements and, as a result, the date of recognition of revenues.

n) New IFRS and interpretations of the IFRS Interpretations Committee (IFRIC)

The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2013 are consistent with those used in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2012, except for the application of new standards, amendments to standards and interpretations published by the IASB and the IFRIC, and adopted by the European Union, effective as of January 1, 2013, noted below:

•	IFRS 10 Consolidated Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will increase the number of indicators to be considered by management in order to determine which entities are controlled and therefore are required to be consolidated by a parent. The adoption of these criteria has not resulted in changes in the consolidation scope for the Group.

•	IFRS 11 Joint Arrangements

IFRS 11 establishes principles for the financial reporting of parties to joint arrangements. It defines joint control as the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control, and removes the option to account for jointly controlled entities using proportionate consolidation. Instead, joint arrangements that meet the definition of a joint venture must be accounted for using the equity method, while joint arrangements that meet the definition of joint operations are accounted for by integrating assets and liabilities, and the related revenues and expenses, in proportion to the joint operator’s interest in the arrangement. This new standard has been applied retrospectively for joint arrangements held at the date of initial application. Pursuant to the adoption of this standard, the consolidation method for certain joint arrangements has changed. However, such changes have had no significant impact on the Group’s financial position or results.

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2013 Consolidated Financial Statements

•	IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 includes disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. A number of new disclosures are also required. Pursuant to the adoption of this standard, additional disclosures concerning non-controlling interests have been included in the Group’s consolidated financial statements (see Note 12)

•	IFRS 13 Fair Value Measurement

IFRS 13 defines fair value, sets out a framework for measuring fair value and requires disclosures about fair value measurement. Pursuant to the adoption of this standard, new disclosures concerning the measurement of financial instruments have been included in the Group’s consolidated financial statements.

•	IAS 19 Employee Benefits (Revised)

Revised IAS 19 prescribes the accounting and disclosure by employers for employee benefits. The amendments include fundamental changes such as the concept of expected returns on plan assets, which should be equal to the discount rate used to measure the corresponding liability. The amendments also include clarifications and re-wording. The application of this revised standard has had no significant impact on the Group’s financial position or results.

•	IAS 28 Investments in Associates and Joint Ventures

IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The standard defines significant influence, defines the equity method and is to be applied by all entities that are investors in a joint venture or that hold significant influence over an investee. The application of this revised standard has had significant no impact on the Group’s financial position or results.

•	Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

The amendments improve the consistency and clarity of the presentation of items of other comprehensive income (OCI), requiring for entities to group items presented in OCI on the basis of whether they are potentially reclassifiable (“recycled”) to profit or loss at a future point in time. The amendments do not change the option to present items of OCI either before tax or net of tax. However, if the items are presented before tax then the amendments require entities to show separately the tax related to each of the two groups of OCI items (those that might be “recycled” and those that will never be “recycled”). Pursuant to the application of these amendments, the presentation of items in the statement of other comprehensive income, included in the Group’s consolidated financial statements, has been modified.

•	Amendments to IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities

The amendments require entities to disclose information so that users of financial statements are able to assess the effect or potential effect of netting arrangements and similar agreements on the entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. The adoption of these amendments has had no impact on the disclosures included in the Group’s consolidated financial statements.

•	Annual improvements to IFRSs 2009 – 2011 Cycle (May 2012)

The annual improvements project provides a vehicle for making non-urgent but necessary amendments to IFRSs, with the aim of removing inconsistencies and clarifying wording. These improvements have had no impact on the results or financial position of the Group.

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2013 Consolidated Financial Statements

New standards and IFRIC interpretations issued but not effective as of December 31, 2013

At the date of authorization for issue of the accompanying consolidated financial statements, the following IFRS, amendments and IFRIC interpretations had been issued by the IASB, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 9	Financial instruments	To be determined
Amendments to IFRS 7	Disclosures - Transition to IFRS 9	To be determined
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment entities	January 1, 2014
Amendments to IAS 32	Offsetting of financial assets and liabilities	January 1, 2014
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Improvements to IFRS 2010-2012		July 1, 2014
Improvements to IFRS 2011-2013		July 1, 2014

Interpretations		Mandatory application: annual periods beginning on or after
IFRIC 21	Levies	January 1, 2014

The Group is currently assessing the impact of the application of these standards, amendments and interpretations. Based on the analyses made to date, the Group estimates that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by IFRS 9 will affect financial instruments and transactions with financial assets carried out on or after the effective date of this standard.

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2013 Consolidated Financial Statements

Note 4. Segment information

As of January 1, 2012, the Telefónica Group’s consolidated segment results have been reported in accordance with the organizational structure approved in September 2011, based on two regional business units, Telefónica Latin America and Telefónica Europe.

The Telefónica Group’s integrated, regional management model means that the legal structure of the companies is not relevant for the presentation of Group financial information. The operating results of each business unit are therefore presented independently, regardless of their legal structure.

The Telefónica Latin America and Telefónica Europe regional business units includes all businesses pertaining to wireline, wireless, cable, data, internet, television businesses and other digital services, in accordance with each location. “Other and eliminations” includes the companies belonging to the global business units Telefónica Digital and Telefónica Global Resources, the Atento business up to the date of divestment (see Note 2), other Group companies and eliminations in the consolidation process.

From January 1, 2013, Tuenti has been included in the consolidation scope of T. Europe. In 2012 and 2011, it was included in “Other and eliminations”. Consequently, the results of T. Europe and “Other and eliminations” have been revised to include Tuenti for 2012 and 2011. This change does not have any impact on Telefónica’s consolidated results for 2012 and 2011.

Segment reporting takes into account the impact of the purchase price allocation (PPA) to assets acquired and the liabilities assumed from the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

The Group manages borrowing activities and taxes centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses by reportable segments.

In order to present the information by region, revenue and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group region, while centrally-managed projects have been incorporated at a regional level. These adjustments have no impact on the Group’s consolidated results.

Inter-segment transactions are carried out at market prices.

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2013 Consolidated Financial Statements

Key segment information is as follows:

2013

Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	29,054	26,666	1,341	57,061
Inter-segment revenues	139	174	(313)	—
Other operating income and expenses	(19,754)	(16,923)	(1,307)	(37,984)
OIBDA	9,439	9,917	(279)	19,077
Depreciation and amortization	(4,634)	(4,706)	(287)	(9,627)
Operating income	4,805	5,211	(566)	9,450
Capital expenditures	5,252	3,872	271	9,395
Investments accounted for by the equity method	5	14	2,405	2,424
Fixed assets	36,725	34,138	2,159	73,022

Total allocated assets	55,811	48,986	14,065	118,862

Total allocated liabilities	28,186	20,418	42,776	91,380

2012

Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	30,393	29,835	2,128	62,356
Inter-segment revenues	127	171	(298)	—
Other operating income and expenses	(19,417)	(19,778)	(1,930)	(41,125)
OIBDA	11,103	10,228	(100)	21,231
Depreciation and amortization	(5,088)	(5,014)	(331)	(10,433)
Operating income	6,015	5,214	(431)	10,798
Capital expenditures	5,455	3,513	490	9,458
Investments accounted for by the equity method	3	2	2,463	2,468
Fixed assets	42,062	40,695	2,305	85,062

Total allocated assets	64,321	51,723	13,729	129,773

Total allocated liabilities	29,019	20,660	52,433	102,112

2011

Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	28,830	31,895	2,112	62,837
Inter-segment revenues	111	179	(290)	—
Other operating income and expenses	(18,051)	(22,812)	(1,764)	(42,627)
OIBDA	10,890	9,262	58	20,210
Depreciation and amortization	(4,770)	(5,081)	(295)	(10,146)
Operating income	6,120	4,181	(237)	10,064
Capital expenditures	5,260	4,513	451	10,224
Investments accounted for by the equity method	3	1	5,061	5,065
Fixed assets	43,694	28,739	16,201	88,634

Total allocated assets	62,401	41,699	25,523	129,623

Total allocated liabilities	27,127	21,929	53,184	102,240

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2013 Consolidated Financial Statements

The composition of segment revenues, detailed by the main countries in which the Group operates, is as follows:

Millions of euros	2013				2012				2011
Country	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total
Latin America				29,193				30,520				28,941
Brazil	4,125	8,092	—	12,217	5,045	8,573	—	13,618	5,890	8,436	—	14,326
Argentina	1,332	2,470	(121)	3,681	1,390	2,431	(124)	3,697	1,237	2,039	(102)	3,174
Chile	1,049	1,534	(100)	2,483	1,113	1,559	(103)	2,569	1,037	1,399	(126)	2,310
Peru	1,239	1,393	(178)	2,454	1,226	1,314	(140)	2,400	1,069	1,088	(127)	2,030
Colombia	652	1,053	—	1,705	695	1,070	—	1,765	655	906	—	1,561
Mexico	N/A	1,580	N/A	1,580	N/A	1,596	N/A	1,596	N/A	1,557	N/A	1,557
Venezuela and Central America	N/A	4,228	N/A	4,228	N/A	4,009	N/A	4,009	N/A	3,230	N/A	3,230
Remaining operators and segment eliminations				845				866				753
Europe				26,840				30,006				32,074
Spain	8,861	5,121	(1,023)	12,959	9,541	6,464	(1,009)	14,996	10,624	7,750	(1,097)	17,277
UK	188	6,504	—	6,692	242	6,800	—	7,042	164	6,762	—	6,926
Germany	1,235	3,673	6	4,914	1,363	3,845	5	5,213	1,426	3,609	—	5,035
Czech Republic	780	1,038	—	1,818	851	1,159	—	2,010	913	1,217	—	2,130
Ireland	20	532	4	556	17	605	7	629	12	711	—	723
Remaining operators and segment eliminations				(99)				116				(17)
Other and inter-segment eliminations				1,028				1,830				1,822

Total Group				57,061				62,356				62,837

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2013 Consolidated Financial Statements

Note 5: Business combinations and acquisitions of non-controlling interests

Business combinations

In 2013, 2012 and 2011, no business combinations were carried out that were significant for the Group. The main changes in consolidation scope are detailed in Appendix I.

Transactions with non-controlling interests

2013

Sale of 40% of the stake in Telefónica’s subsidiaries in Guatemala, El Salvador, Nicaragua and Panama

The Group sold in 2013 40% of the stake in the subsidiaries in Guatemala, El Salvador, Nicaragua and Panama (see Note 2). The sale was implemented through the creation of a new company, Telefónica Centroamérica Inversiones, S.L., to which Telefónica contributed all of its stakes in these companies in exchange for a 60% interest in the new company. The Telefónica Group maintains control of Telefónica Centroamérica Inversiones, S.L., so it is fully consolidated in the Telefónica Group.

2012

Restructuring of the wireline and wireless businesses in Colombia

In 2012, Telefónica Móviles Colombia, S.A. (a wholly-owned subsidiary of the Telefónica Group), the Colombian National Government and Colombia Telecomunicaciones, S.A. ESP (a company 52% owned by the Telefónica Group and 48% by the Colombian government) signed an agreement to restructure their wireline and wireless businesses in Colombia, which culminated in the merger the two companies. Telefónica obtained 70% shareholding in the resulting company and the Colombian government obtained the remaining 30% shareholding (see Note 2).

Public offering of shares in Telefónica Deutschland Holding, A.G.

On October 29, 2012, the public offering of shares in the subsidiary Telefónica Deutschland Holding A.G. was finalized, corresponding to 23.17% of the capital of that company (see Note 2).

2011

Acquisition of non-controlling interests of Vivo Participações

In 2011 the tender offer for the voting shares of Vivo Participaçoes, S.A. (“Vivo Participaçoes”) held by non-controlling interests, was approved, and Telefónica acquired an additional 2.7% of the Brazilian company’s capital stock for 539 million euros, for a total stake of 62.3%. After required approvals, all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares, at a rate of 1.55 new Telesp shares for each Vivo share, whereby Vivo Participações became a wholly owned subsidiary of Telesp. Once the shares were exchanged, the Telefónica Group became the owner of 73.9% of Telesp. The impact of this transaction on equity attributable to non-controlling interests was a decrease of 661 million euros.

The measurement of non-controlling interests resulting from these transactions considers their share of the subsidiary’s net assets, including goodwill.

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2013 Consolidated Financial Statements

Note 6. Intangible assets

The composition of and movements in net intangible assets in 2013 and 2012 are as follows:

Millions of euros	Balance at 12/31/2012	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 12/31/2013
Service concession arrangements and licenses	13,545	1,223	(1,116)	—	(406)	(1,212)	12,034
Software	3,529	717	(1,701)	(8)	709	(202)	3,044
Customer base	1,932	1	(415)	—	(360)	(136)	1,022
Other intangible assets	1,839	66	(216)	(8)	(86)	(108)	1,487
Intangible assets in process	1,233	302	—	(2)	(561)	(11)	961
Net intangible assets	22,078	2,309	(3,448)	(18)	(704)	(1,669)	18,548

Millions of euros	Balance at 12/31/2011	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12/31/2012
Service concession arrangements and licenses	14,764	420	(1,110)	—	25	(554)	—	—	13,545
Software	3,732	806	(1,690)	(9)	743	(27)	—	(26)	3,529
Customer base	2,502	—	(452)	(113)	23	(31)	3	—	1,932
Other intangible assets	2,125	65	(250)	(22)	10	(37)	3	(55)	1,839
Intangible assets in process	941	605	—	(2)	(307)	(4)	—	—	1,233
Net intangible assets	24,064	1,896	(3,502)	(146)	494	(653)	6	(81)	22,078

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2013 Consolidated Financial Statements

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2013 and 2012 are as follows:

Balance at 12/31/2013

Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Net intangible assets
Service concession arrangements and licenses	19,763	(7,729)	—	12,034
Software	14,320	(11,259)	(17)	3,044
Customer base	4,257	(3,235)	—	1,022
Other intangible assets	3,433	(1,938)	(8)	1,487
Intangible assets in process	962	—	(1)	961
Net intangible assets	42,735	(24,161)	(26)	18,548

Balance at 12/31/2012

Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Net intangible assets
Service concession arrangements and licenses	21,212	(7,667)	—	13,545
Software	15,486	(11,935)	(22)	3,529
Customer base	6,221	(4,289)	—	1,932
Other intangible assets	3,964	(2,125)	—	1,839
Intangible assets in process	1,233	—	—	1,233
Net intangible assets	48,116	(26,016)	(22)	22,078

The net balance of “Transfers and others” for 2013 primarily includes the reclassification to “Non-current assets held for sale” of the intangible assets of Telefónica Ireland and Telefónica Czech Republic (see Note 2).

“Additions” in 2013 include Telefónica UK Ltd’s acquisition of two 10 MHz blocks in the 800 MHz spectrum band for 719 million euros.

“Additions” in 2012 include the acquisition of LTE spectrum licenses in Brazil for 420 million euros (40 MHz FDD in the 2.5 GHz frequency band). A license to use spectrum in the 800 MHz, 900 MHz and 1,800 MHz bands in Ireland was also acquired for 127 million euros.

The spectrum licenses in the 800 MHz and 900 MHz acquired by Telefónica Móviles España in 2011 for 793 million euros are recognized under “Intangible assets in process” as they will be available from 2014 and 2015 respectively.

“Disposals” in 2012 include the intangible assets related to the Irish market customer portfolio, amounting to 113 million euros.

Details of the principal concessions and licenses with which the Group operates are provided in Appendix VII.

“Other intangible assets” includes the amounts allocated to trademarks acquired in business combinations, of 1,951 million euros and 2,478 million euros at December 31, 2013 and 2012 respectively (1,071 million euros and 1,561 million euros, respectively, net of the related accumulated amortization).

The impact of the monetary adjustments due to hyperinflation in Venezuela is included under “Translation differences and hyperinflation adjustments”.

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2013 Consolidated Financial Statements

Note 7. Goodwill

The movement in this heading assigned to each Group segment was the following:

2013

Millions of euros	Balance at 12/31/12	Acquisitions	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/13
Telefónica Latin America	14,265	—	—	(2,125)	12,140
Telefónica Europe	13,392	—	(2,047)	(286)	11,059
Other	306	2	(42)	(31)	235

Total	27,963	2	(2,089)	(2,442)	23,434

2012

Millions of euros	Balance at 12/31/11	Acquisitions	Disposals	Valuation adjustment	Translation differences and hyperinflation adjustments	Balance at 12/31/12
Telefónica Latin America	14,955	—	—	—	(690)	14,265
Telefónica Europe	13,695	2	(52)	(414)	161	13,392
Other	457	10	(139)	—	(22)	306

Total	29,107	12	(191)	(414)	(551)	27,963

The column “Transfers” in 2013 mainly includes the reclassification to “Non-current assets held for sale” of the goodwill allocated to Telefónica Ireland and Telefónica Czech Republic (see Note 2).

A goodwill valuation adjustment of 414 million euros related to Telefónica’s operations in Ireland was recognized in 2012. Disposals in 2012 included a derecognition of goodwill due to the sale of the Atento business, for 139 million euros.

In order to test for impairment, goodwill has been allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

	12/31/13	12/31/12
Telefónica Latin America	12,140	14,265
Brazil	8,392	10,056
Chile	996	1,137
Peru	738	846
Mexico	554	584
Other	1,460	1,642
Telefónica Europe	11,059	13,392
Spain	3,332	3,289
United Kingdom	4,948	5,055
Germany	2,779	2,779
Czech Republic	—	2,172
Ireland	—	97
Other	235	306

TOTAL	23,434	27,963

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2013 Consolidated Financial Statements

The strategic plans of the various cash-generating units (CGU) to which goodwill is allocated are used to perform the impairment test at year-end. The process of preparing the CGUs’ strategic plans takes into consideration the current condition of each CGU’s market, analyzing the macroeconomic, competitive, regulatory and technological climate together with each CGU’s position in this context and the growth opportunities given the market projections and their competitive positioning. A growth target is then defined for each CGU in terms of market share, which is a critical factor when forecasting future revenues. The operating resources and fixed asset investments that need to be assigned in order to reach the growth target are estimated following a basic premise of boosting operating efficiency, with a view to increase operating cash flow over the life of the plan. In this process, the Group has also assessed the level of fulfillment of the strategic plans in the past.

Main assumptions used in calculating value in use

Value in use is calculated for the various CGUs based on the approved business plans and taking into account certain variables such as the OIBDA margin and the CAPEX ratio for non-current assets, expressed as a percentage of revenue, and discount and perpetuity growth rates. Following is a description of the principal variables considered for each CGU with significant goodwill (Brazil, Spain, Germany and United Kingdom).

OIBDA margin and long-term CAPEX.

The values obtained as described in the preceding paragraphs are compared with available data of our competitors in the geographical markets in which the Group operates. This analysis has identified that the OIBDA margin determined for the operations in Spain, Germany and United Kingdom is in line with the average for European peers, which stands at approximately 33%. With respect to the ratio of CAPEX over revenues, over the term of the strategic plan, the Group’s European operators invest at a percentage of revenue that lies at the bottom end of the range for peers in the region. The average OIBDA margin for Brazil is in line with the average for peers in emerging markets of approximately 36%. Over the term of the strategic plan, the Group’s operator in Brazil invests a similar percentage as the average for its peers, within the estimated range for these operators.

Discount rate

The discount rate, applied to measure free cash flow, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and debt according the finance structure established for each CGU.

This rate is calculated using the capital asset pricing model (CAPM), which takes into account the asset’s systemic risk, and the impact of risks on cash flows not generated internally, such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset. The data used in these calculations are obtained from independent and renowned external information sources.

The discount rates applied to the cash flow projections in 2013 and 2012 are as follows:

Discount rate in local currency	2013	2012
Spain	6.3%	7.7%
Brazil	11.6%	10.8%
United Kingdom	6.1%	6.1%
Germany	5.3%	5.8%

The main variation relates to Spain, where the reduction in the political risk premium has contributed to the decline in the discount rate.

Meanwhile, the change in the Brazil rate is due to the increase in the cost of debt and in the political risk premium.

Perpetuity growth rate

In all cases, impairment tests are performed using the projected cash flows estimated according to the strategic plans over a five-year period. Cash flow projections as from the sixth year are calculated using an expected constant growth rate, taking as the perpetuity growth rate consensus estimates among analysts for each business and country, based on the maturity of the industry depending on technology and the degree of development of each country. Each indicator is compared to the forecasted long-term GDP growth of each country and growth data from external sources, adjusted for any specific characteristics of the business.

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2013 Consolidated Financial Statements

The perpetuity growth rates applied to the cash flow projections in 2013 and 2012 are as follows:

Perpetuity growth rate in local currency	2013	2012
Spain	0.8%	0.7%
Brazil	5.0%	4.7%
United Kingdom	1.0%	1.0%
Germany	1.1%	1.1%

In the case of Brazil, although the perpetuity growth rate in nominal terms is above 3%, it is in line with the Brazilian Central Bank’s medium-term inflation target (4.5%, within a range of +-2p.p.) and is below the analyst consensus forecasted near-term inflation rates of the Strategic Plan (approximately 5%-6%). Stripping out the difference in inflation between Brazil and the Eurozone, the equivalent rate in euros would be below 3% in both years.

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2013 Consolidated Financial Statements

Sensitivity to changes in assumptions

The Group carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test, assuming the following increases or decreases, expressed in percentage points (p.p.):

Financial variables:

•	Discount rate (-1 p.p. / +1 p.p.)

•	Perpetuity growth rates (+0.25 p.p. / -0.25 p.p.)

Operating variables:

•	OIBDA Margin (+3 p.p. / -3 p.p.)

•	Ratio of CAPEX/Revenues (+1.5 p.p. / -1.5 p.p.)

The sensitivity analysis performed at year-end 2013 indicates that there are no significant risks arising from reasonably possible variances in the financial and the operating variables individually considered. In other words, Management considers that within the above ranges, reasonably wide, no impairment losses would be recognized over the CGUs’ carrying amounts.

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2013 Consolidated Financial Statements

Note 8. Property, plant and equipment

The composition of and movement in the items comprising net “Property, plant and equipment” in 2013 and 2012 were the following:

Millions of euros	Balance at 12/31/12	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Exclusion of companies	Balance at 12/31/13
Land and buildings	6,049	51	(598)	(50)	119	(337)	—	5,234
Plant and machinery	23,213	1,565	(4,860)	(67)	3,059	(1,663)	(1)	21,246
Furniture, tools and other items	2,007	174	(721)	(27)	13	(114)	(4)	1,328
PP&E in progress	3,752	5,296	—	(8)	(5,426)	(382)	—	3,232
Net PP&E	35,021	7,086	(6,179)	(152)	(2,235)	(2,496)	(5)	31,040

Millions of euros	Balance at 12/31/11	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12/31/12
Land and buildings	5,993	79	(604)	(89)	639	38	—	(7)	6,049
Plant and machinery	23,708	1,763	(5,593)	(92)	3,680	(248)	1	(6)	23,213
Furniture, tools and other items	1,810	321	(734)	(19)	806	(39)	—	(138)	2,007
PP&E in progress	3,952	5,399	—	(10)	(5,561)	(18)	—	(10)	3,752
Net PP&E	35,463	7,562	(6,931)	(210)	(436)	(267)	1	(161)	35,021

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2013 and 2012 are as follows:

Balance at December 31, 2013

Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	Net PP&E
Land and buildings	11,633	(6,398)	(1)	5,234
Plant and machinery	90,723	(69,420)	(57)	21,246
Furniture, tools and other items	6,487	(5,148)	(11)	1,328
PP&E in progress	3,255	—	(23)	3,232
Net PP&E	112,098	(80,966)	(92)	31,040

Balance at December 31, 2012

Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	Net PP&E
Land and buildings	13,099	(7,047)	(3)	6,049
Plant and machinery	101,862	(78,578)	(71)	23,213
Furniture, tools and other items	7,398	(5,387)	(4)	2,007
PP&E in progress	3,776	—	(24)	3,752
Net PP&E	126,135	(91,012)	(102)	35,021

“Additions” for 2013 and 2012, totaling 7,086 million euros and 7,562 million euros, respectively, reflect the Group’s investment efforts made during the year.

Investment by Telefónica Europe in 2013 and 2012 amounted to 2,491 million euros and 2,664 million euros, respectively. Investment in 2013 mainly focused on further roll-out of fiber optic across the fixed network in Spain, increasing the number of fiber optic-connected homes and customers. Development of the LTE mobile networks in Germany, the United Kingdom and Spain was ramped up to increase deployment and coverage, while investments continued to be made to boost the capacity of third-generation mobile networks.

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2013 Consolidated Financial Statements

Telefónica Latin America’s investments in 2013 and 2012 amounted to 4,421 million euros and 4,568 million euros, respectively. In 2013, investments in the mobile business centered primarily on expansion of the coverage, quality and density of 3G networks, as well as the roll-out of LTE (Brazil, Colombia, Chile and Peru), the development of platforms to underpin new value added services, and the optimization of infrastructure and systems developments focusing on self-management. In the fixed line business, funds continued to be earmarked for rolling out UBB through speed upgrades in ADSL, fiber (FTTx) and VDSL in Brazil, Argentina and Chile, and the installation of fixed-mobile convergence systems (Brazil, Colombia, Chile and Peru).

“Disposals” mainly include the impact of the disposal by the Group of non-strategic assets (see Note 18).

The column “Transfers and others” in 2013 mainly includes the reclassification to “Non-current assets held for sale” of the property, plant and equipment of Telefónica Ireland and Telefónica Czech Republic (see Note 2).

The impact of the monetary adjustments due to hyperinflation in Venezuela is included under “Translation differences and hyperinflation adjustments”.

Telefónica Group companies have purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage. In addition, as part of its commercial activities and network roll-out, the Group maintains several property acquisition commitments. The timing of scheduled payments in this regard is disclosed in Note 18.

Property, plant and equipment deriving from finance leases amounted to 463 million euros at December 31, 2013 (536 million euros at December 31, 2012). The most significant finance leases are disclosed in Note 22.

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2013 Consolidated Financial Statements

Note 9. Associates and joint ventures

The breakdown of amounts related to associates and joint ventures recognized in the consolidated statements of financial position and income statements is as follows:

Millions of euros
	12/31/13	12/31/12
Investments accounted for by the equity method	2,424	2,468
Loans to associates and joint ventures (Note 13)	1,281	852
Receivables from associates and joint ventures for current operations	85	107
Financial debt, associates and joint ventures	20	—
Payables to associates and joint ventures	578	511

Millions of euros
	2013	2012
Share of (loss) of investments accounted for by the equity method	(304)	(1,275)
Revenue from operations with associates and joint ventures	524	535
Expenses from operations with associates and joint ventures	552	634
Financial income with associates and joint ventures	38	32
Financial expenses with associates and joint ventures	10	4

The Group has entered into factoring agreements in 2013 through the associate Telefónica Factoring España, S.A. amounting to 386 million euros.

The breakdown of the main investments accounted for by the equity method and key financial highlights for the last 12-month periods available at the time of preparation of the consolidated financial statements for 2013 and 2012 are as follows:

December 31, 2013

Millions of euros
COMPANY	% holding	Total assets	Total liabilities	Operating income	Profit (loss) for the year	Carrying amount	Market value
Telco, S.p.A. (Italy) (Note 21.b)	66.00%	3,001	2,416	—	(474)	390	N/A
DTS Distribuidora de Televisión Digital, S.A. (Spain)	22.00%	1,381	528	1,166	(74)	434	N/A
China Unicom (Hong Kong) Limited	5.01%	61,320	35,389	34,775	1,227	1,539	1,293
Other						61

TOTAL						2,424

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2013 Consolidated Financial Statements

December 31, 2012

Millions of euros
COMPANY	% holding	Total assets	Total liabilities	Operating income	Profit (loss) for the year	Carrying amount	Market value
Telco, S.p.A. (Italy)	46.18%	3,608	2,687	—	(1,729)	425	N/A
DTS Distribuidora de Televisión Digital, S.A. (Spain)	22.00%	1,472	545	1,068	52	457	N/A
China Unicom (Hong Kong) Limited	5.01%	56,772	31,487	29,578	668	1,547	1,434
Other						39

TOTAL						2,468

The detail of the movement in investments in associates in 2013 and 2012 was the following:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/11	5,065
Additions	277
Disposals	(1,439)
Translation differences	12
Income (loss)	(1,275)
Dividends	(57)
Transfers and other	(115)
Balance at 12/31/12	2,468
Additions	363
Disposals	(2)
Translation differences	(94)
Income (loss)	(304)
Dividends	(28)
Transfers and other	21
Balance at 12/31/13	2,424

As part of the Telco, S.p.A. refinancing in 2012 (see Note 13.a), Telefónica made a contribution to equity of this company for 277 million euros.

In 2013 Telefónica and the remaining shareholders of Telco, S.p.A. reached an agreement by virtue of which Telefónica increased its stake in Telco, S.p.A. by investing 324 million euros in cash (see Note 21.b).

In 2013 and 2012 adjustments to the value of the stake of Telco, S.p.A. in Telecom Italia, S.p.A. were made, which coupled with the contribution to results in the year, resulted in a negative impact on “Share of loss of investments accounted for by the equity method” of 267 million euros and 1,277 million euros, respectively (see Note 2).

“Disposals” for 2012 primarily relate to the reduction in the investment in China Unicom (see Note 2).

Telefónica, S.A.    36

2013 Consolidated Financial Statements

Note 10. Related parties

Significant shareholders

A summary of significant transactions between the Telefónica Group and the companies of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and those of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), significant shareholders of the Company with stakes in Telefónica, S.A. of 6.89% and 5.43%, respectively, at December 31, 2013, is as follows:

All of these transactions were carried out at market prices.

Millions of euros
2013	BBVA	la Caixa
Finance costs	45	2
Receipt of services	19	57
Other expenses	1	—

Total costs	65	59

Finance income	35	8
Dividends received(1)	14	N/A
Services rendered	68	78
Sale of goods	5	3
Other income	62	—

Total revenue	184	89

Finance arrangements: loans and capital contributions (borrower)	360	214
Guarantees	452	134
Commitments	32	69
Commitments/guarantees canceled	69	—
Finance arrangements: loans and capital contributions (lender)	1,626	1,671
Financial lease contracts	5	—
Cancellation of credits and lease contracts	13	—
Dividends	108	89
Other operations (factoring operations)	210	—
Derivative transactions(2) (nominal value)	13,352	1,200

(1)	At December 31, 2013, Telefónica holds a 0.76% stake in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 13.a)
(2)	See Derivatives Policy of the Group in Note 16.

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2013 Consolidated Financial Statements

Millions of euros
2012	BBVA	la Caixa
Finance costs	112	17
Receipt of services	42	59
Other expenses	1	1

Total costs	155	77

Finance income	26	2
Dividends received	16	N/A
Services rendered	218	39
Sale of goods	7	6
Other income	4	—

Total revenue	271	47

Finance arrangements: loans and capital contributions (borrower)	545	385
Guarantees	471	149
Commitments	25	49
Financial lease contracts	660	618
Dividends	286	135
Other operations (factoring operations)	356	—
Derivative transactions (nominal value)	12,911	2,661

The most significant balances and transactions with associates and joint ventures are detailed in Note 9.

During the financial year to which these accompanying consolidated financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business.

Compensation and other benefits paid to members of the Board of Directors and senior executives, as well as the detail of the equity interests and positions or duties held by the directors in companies engaging in an activity that is identical, similar or complementary to that of the Company are detailed in Note 21 and Appendix II of these consolidated financial statements.

Certain members of Telefónica, S.A.’s Board of Directors are also board members of Abertis Infraestructuras, S.A., parent of Abertis (Note 21.g). In 2013 Telefónica reached an agreement with Abertis through its subsidiary Abertis Tower, S.A. by way of which Telefónica Móviles España, S.A.U. has transferred 690 mobile phone towers to Abertis, generating a gain of 70 million euros. An agreement has also been signed through which Abertis Tower, S.A. leases certain space in the aforesaid infrastructures for Telefónica Móviles España, S.A.U. to install its communications equipment.

In addition, on December 28, 2012 Telefónica de Contenidos, S.A.U. (wholly owned by Telefónica, S.A.), formalized the transfer to Abertis (through Abertis Telecom, S.A.) of 23,343 shares in Hispasat, S.A. for a total price of 68 million euros (see Appendix I).

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2013 Consolidated Financial Statements

Note 11. Trade and other receivables

The breakdown of this consolidated statement of financial position heading at December 31, 2013 and 2012 is as follows:

Millions of euros	Balance at 12/31/2013	Balance at 12/31/2012
Trade receivables billed	8,184	9,326
Trade receivables unbilled	2,258	2,673
Impairment for trade receivables	(2,598)	(3,196)
Receivables from associates and joint ventures	85	107
Other receivables	571	792
Short-term prepayments	1,140	1,009

Total	9,640	10,711

Public-sector net trade receivables at December 31, 2013 and 2012 amounted to 577 million euros and 598 million euros, respectively.

The movement in impairment of trade receivables in 2013 and 2012 is as follows:

Millions of euros
Impairment provision at December 31, 2011	3,135
Allowances	778
Amounts applied	(711)
Exclusion of companies	(7)
Translation differences	1
Impairment provision at December 31, 2012	3,196
Allowances	674
Amounts applied	(809)
Translation differences and other	(463)
Impairment provision at December 31, 2013	2,598

The balance of trade receivables billed net of impairment losses at December 31, 2013 amounted to 5,586 million euros (6,130 million euros at December 31, 2012), of which 3,056 million euros were not yet due (3,566 million euros at December 31, 2012).

Net amounts of 354 million euros and 159 million euros are over 360 days due at December 31, 2013 and 2012, respectively. They are mainly with the public sector.

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2013 Consolidated Financial Statements

Note 12. Equity

a) Share capital and share premium

At December 31, 2013, Telefónica, S.A.’s share capital amounted to 4,551,024,586 euros and consisted of 4,551,024,586 fully paid ordinary shares of a single series, per value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Buenos Aires and Lima Stock Exchanges.

On May 25, 2012, the deed of capital reduction through the cancellation of 84,209,363 treasury shares previously acquired by Telefónica, S.A. was executed. As a result, article 5 of the Corporate Bylaws relating to the amount of share capital was amended accordingly to show 4,479,787,122 euros. At the same time, a reserve was recorded for the cancelled shares described in the section on “Retained earnings”.

On June 8, 2012, a share capital increase of 71,237,464 euros was executed, during which 71,237,464 ordinary shares with a par value of 1 euro each were issued, with a charge to reserves, as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 4,551,024,586 euros subsequent to this increase.

With respect to authorizations given regarding share capital, on May 18, 2011, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, once or several times, within a maximum period of five years from that date, up to a maximum increase of 2,281,998,242.50 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, of any type permitted by the Law, with a fixed or variable premium, and, in all cases, in exchange for cash, expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Section 506 of the Spanish Enterprises Act.

In addition, on June 2, 2010, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of five years from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

In addition, at the May 31, 2013 Shareholders’ Meeting, authorization was given for the Board of Directors to issue fixed-income securities and preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, plain or, in the case of debentures and bonds, convertible into shares of the Company and/or exchangeable for shares of any of the Group companies. They may also be preferred shares. The total maximum amount of the securities issuable agreed under this authorization is 25,000 million euros or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for purposes of the aforementioned limit. As at December 31, 2013, the Board of Directors had not exercised these powers, being approved the programs to issue corporate promissory notes for 2014 in January.

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2013 Consolidated Financial Statements

Proposed distribution of profit attributable to equity holders of the parent

Telefónica, S.A. generated 664 million euros of profit in 2013.

Accordingly, the Company’s Board of Directors will submit the following proposed distribution of 2013 profit for approval at the Shareholders’ Meeting:

Millions of euros
Goodwill reserve	2
Voluntary reserves	662

Total	664

b) Dividends

Dividends paid in 2013

At its meeting of May 31, 2013, Telefónica, S.A.’s Board of Directors resolved to pay a dividend with a charge to unrestricted reserves of a fixed gross 0.35 euros per outstanding share carrying dividend rights. This dividend was paid in full on November 6, 2013, and the total amount paid was 1,588 million euros.

Dividends paid in 2012 and capital increase

Approval was given at the General Shareholders’ Meeting of May 14, 2012 to pay a gross 0.53 euros dividend per share outstanding with a charge to unrestricted reserves. The dividend was paid on May 18, 2012 and the total amount paid was 2,346 million euros.

In addition, approval was given to pay a scrip dividend consisting of the assignment of free allotment rights with an irrevocable purchase obligation on the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.

At the close of the trading period for these rights, the holders of 37.68% of the Company’s shares had accepted the Company’s irrevocable commitment to buy. These rights were repurchased and cancelled by the Company for the amount of 490 million euros.

Therefore, holders of 62.32% of free subscription rights were entitled to receive new Telefónica shares. However, Telefónica, S.A. waived the subscription of new shares corresponding to treasury shares, so the final number of shares issued in the bonus issue was 71,237,464 shares with a nominal value of 1 euro each.

Dividends paid in 2011

At its meeting of April 12, 2011, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2011 profit of a fixed gross 0.75 euros per outstanding share carrying dividend rights. This dividend was paid in full on May 6, 2011, and the total amount paid was 3,394 million euros.

In addition, approval was given at the General Shareholders’ Meeting on May 18, 2011 to pay a gross 0.77 dividend per share outstanding carrying dividend rights with a charge to unrestricted reserves. This dividend was paid in full on November 7, 2011, and the total amount paid was 3,458 million euros.

c) Other equity instruments

On September 18, 2013, Telefónica Europe, B.V. issued undated deeply subordinated reset rate guaranteed securities in an aggregate principal amount of 1,750 million euros. This issue entails two tranches: one of them subject to a call option exercisable by Telefónica Europe, B.V. starting on the fifth anniversary of the issuance date in an aggregate principal amount of 1,125 million euros (the “Five-Year Non-Call Securities”), and the other subject to a call option exercisable by Telefónica Europe, B.V. starting on the eighth anniversary of the issuance date in an aggregate principal amount of 625 million euros (the “Eight-Year Non-Call Securities”). In both tranches there is an early redemption option for the issuer.

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2013 Consolidated Financial Statements

The Five-Year Non-Call Securities will accrue a fixed coupon at a rate of 6.5% annually as from the issuance date (inclusive) up to September 18, 2018. From September 18, 2018 (inclusive) onwards, the Five-Year Non-Call Securities will accrue a fixed coupon equal to the applicable 5 year swap rate plus a margin of: (i) 5.038% per year as from September 18, 2018 up to September 18, 2023 (not inclusive); (ii) 5.288% per year as from September 18, 2023 up to September 18, 2038 (not inclusive); and (iii) 6.038% per year as from September 18, 2038 (inclusive).

The Eight-Year Non-Call Securities will accrue a fixed coupon at a rate of 7.625% annually as from the issuance date (inclusive) up to September 18, 2021. From September 18, 2021 (inclusive) onwards, the Eight-Year Non-Call Securities will accrue a fixed coupon equal to the applicable 8 year swap rate plus a margin of: (i) 5.586% per year as from September 18, 2021 up to September 18, 2023 (not inclusive); (ii) 5.836% per year as from September 18, 2023 up to September 18, 2041 (not inclusive); and (iii) 6.586% per year as from September 18, 2041 (inclusive).

On November 26, 2013, Telefónica Europe, B.V. issued undated deeply subordinated reset rate guaranteed securities, with the subordinated guarantee of Telefónica, S.A., for an aggregate principal amount of 600 million pounds sterling (equivalent to 716 million euros at the closing date) and subject to a call option exercisable by Telefónica Europe, B.V. starting on the seventh anniversary of the issuance date. The securities will accrue a coupon at a rate of 6.75% annually as from the issuance date (inclusive) up to November 26, 2020. From November 26, 2020 (inclusive), the securities will accrue a fixed coupon equal to the applicable five years swap rate resettable every five years plus a margin of: (i) 4.458% per year as from November 26, 2020 up to November 26, 2025 (not inclusive); (ii) 4.708% per year as from November 26, 2025 up to November 26, 2040 (not inclusive); and (iii) 5.458% per year as from November 26, 2040 (inclusive).

In all cases, the issuer has an option to defer the payment of coupons, holders of these securities cannot call for payment.

As the repayment of principal and the payment of coupons depend solely on Telefónica’s decision, these subordinated perpetual instruments are equity instruments and are presented under “Other equity instruments” in the accompanying consolidated statement of changes in equity.

d) Legal reserve

According to the consolidated text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2013, the Company had duly set aside this reserve, amounting to 984 million euros.

e) Retained earnings

These reserves include undistributed profits of companies comprising the consolidated Group less interim dividends paid against profit for the year, actuarial gains and losses and the impact of the asset ceiling on defined-benefit plans.

In addition, these reserves include revaluation reserves and reserve for cancelled share capital. These reserves are regulated by some restrictions for their distribution.

Revaluation reserves

The balance of “Revaluation reserves” arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7 and may be used, free of tax, to offset any losses incurred in the future and to increase capital. Also it may be allocated to unrestricted reserves, provided that the capital gain has been realized.

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 7 million euros was reclassified to “Retained earnings” in 2013 (10 million euros in 2012 and 15 million euros in 2011), corresponding to revaluation reserves subsequently considered unrestricted. At December, 31 2013 this reserve amounts 109 million euros.

Telefónica, S.A.    42

2013 Consolidated Financial Statements

Reserve for cancelled share capital

In accordance with Section 335.c) of the Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. In 2012, a reserve for cancelled share capital amounting to 84 million euros was recorded, the same amount as the capital reduction made in the year. The cumulative amount of the reserve for cancelled share capital at December 31, 2013 and 2012 was 582 million euros.

f) Translation differences

The breakdown of the accumulated contribution of translation differences at December 31 is as follows:

Millions of euros	2013	2012	2011
Telefónica Latin America	(7,152)	(2,116)	(558)
Telefónica Europe	(2,144)	(1,666)	(1,973)
Other adjustments and intra-group eliminations	21	153	368

Total Telefónica Group	(9,275)	(3,629)	(2,163)

The translation differences movement in 2013 is mainly due to the depreciation of the Latin American currencies, mainly the Brazilian real whose impact amounts to 3,292 million euros.

g) Treasury share instruments

At December 31, 2013, 2012 and 2011, Telefónica Group companies held the following shares in the Telefónica, S.A. parent company:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value*	%
Treasury shares at 12/31/13	29,411,832	11.69	11.84	348	0.64627%
Treasury shares at 12/31/12	47,847,810	10.57	10.19	488	1.05136%
Treasury shares at 12/31/11	84,209,364	15.68	13.39	1,127	1.84508%

(*)	Millions of euros

Telefónica, S.A. directly owns all treasury shares in the Group at December 31, 2013.

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2013 Consolidated Financial Statements

In 2013, 2012 and 2011 the following transactions involving treasury shares were carried out:

Number of shares
Treasury shares at 12/31/10	55,204,942
Acquisitions	55,979,952
Disposals	(24,075,341)
Employee share option plan	(2,900,189)
Treasury shares at 12/31/11	84,209,364
Acquisitions	126,489,372
Disposals	(76,569,957)
Employee share option plan	(2,071,606)
Capital reduction	(84,209,363)
Treasury shares at 12/31/12	47,847,810
Acquisitions	113,154,549
Disposals	(131,590,527)
Treasury shares at 12/31/13	29,411,832

The amount paid to acquire treasury shares in 2013 was 1,216 million euros (1,346 million euros and 822 million euros in 2012 and 2011, respectively).

Treasury shares disposed of in 2013, 2012 and 2011 amounted to 1,423 million euros, 801 million euros and 445 million euros, respectively. The main sales of treasury shares in 2013 are as follows:

•	An agreement was reached with qualified and professional investors on March 26, 2013 whereby the Company disposed of all the treasury shares it held (90,067,896 shares) at a price of 10.80 euros per share.

•	On September 24, 2013 Telefónica, S.A. acquired from the remaining shareholders of Telco, S.p.A. 23.8% of the non-convertible bonds issued by Telco, S.p.A. (Note 13.a). The payment of this transaction consisted of the transmission of 39,021,411 treasury shares of the Company.

On May 25, 2012, pursuant to the resolutions adopted in the General Shareholders’ Meeting of May 14, 2012, capital was reduced by redeeming 84,209,363 treasury shares, thereby reducing this caption by 1,321 million euros.

In November 2012, Telefónica submitted an offer to purchase and cancel the preference shares that it had indirectly issued in 2002 through its subsidiary Telefónica Finance USA, LLC totaling 2,000 million euros. The offer involved acquiring these shares at their par value, subject unconditionally and irrevocably to the simultaneous reinvestment in Telefónica, S.A. shares and the subscription of newly issued plain-vanilla bonds, in the following percentage:

a)	40% of the amount in treasury shares of Telefónica, S.A.

b)	60% of the amount shall be used to subscribe a bond issue with a face value of 600 euros, issued at par.

97% of the holders of the preference shares accepted the offer, and therefore 76,365,929 treasury shares with a carrying amount of 815 million euros (exchange value of 776 million euros) were handed over, which are included under “Disposals” in 2012.

In addition to these disposals, on July 27, 2012, 2,071,606 shares were delivered to Group employees when the first phase of the Global Employee Share Plan (“the GESP”) matured. The second phase of the GESP started in December 2012.

At December 31, 2013, Telefónica held 134 million call options on treasury shares subject to physical delivery at a fixed price (178 and 190 million options on treasury shares at December 31, 2012 and 2011, respectively), which are presented as a reduction in equity under the caption “Treasury shares”. They are valued at the amount of premium paid, and upon maturity if the call options are exercised the premium is reclassified as treasury shares together with the price paid. If they are not exercised upon maturity their value is recognized directly in equity.

The Company also has a derivative financial instrument on 30 million Telefónica shares, subject to net settlement, recognized under “Current interest-bearing debt” of the accompanying consolidated statement of financial position (derivative over 28 million shares in 2012 recognized under “Current financial assets”; and derivative over 26 million shares in 2011 recognized under “Current interest-bearing debt”).

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2013 Consolidated Financial Statements

h) Equity attributable to non-controlling interests

“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2013, 2012 and 2011 consolidated statement of financial position are as follows:

Millions of euros	Balance at 12/31/12	Sales of non- controlling interests and inclusion of companies	Profit/(loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/13
Telefónica Czech Republic, a.s.	813	—	63	(64)	(46)	(100)	—	666
Telefónica Brasil, S.A.	4,373	—	335	(694)	—	(522)	(1)	3,491
Telefónica Deutschland Holding, A.G.	2,084	—	(1)	(1)	—	(117)	(3)	1,962
Colombia Telecomunicaciones, S.A., ESP	(139)	—	(37)	21	—	—	(10)	(165)
Telefónica Centroamericana Inversiones, S.L.	—	283	11	(12)	—	—	1	283
Other	69	1	5	(13)	—	—	(2)	60

Total	7,200	284	376	(763)	(46)	(739)	(15)	6,297

Millions of euros	Balance at 12/31/11	Sales of non- controlling interests and inclusion of companies	Profit/(loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/12
Telefónica Czech Republic, a.s.	940	—	66	27	(113)	(107)	—	813
Telefónica Brasil, S.A.	4,745	—	454	(478)	(12)	(331)	(5)	4,373
Telefónica Deutschland Holding, A.G.	—	2,043	41	—	—	—	—	2,084
Colombia Telecomunicaciones, S.A., ESP	—	—	(93)	(138)	(116)	—	208	(139)
Other	62	—	7	5	(2)	(4)	1	69

Total	5,747	2,043	475	(584)	(243)	(442)	204	7,200

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2013 Consolidated Financial Statements

Millions of euros	Balance at 12/31/10	Sales of non- controlling interests and inclusion of companies	Profit/(loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/11
Telefónica Czech Republic, a.s.	1,033	—	95	(25)	—	(161)	(2)	940
Telefónica Brasil, S.A.	6,136	—	864	(345)	(539)	(710)	(661)	4,745
Colombia Telecomunicaciones, S.A., ESP	—	—	(175)	—	—	—	175	—
Other	63	—	—	2	—	(5)	2	62

Total	7,232	—	784	(368)	(539)	(876)	(486)	5,747

Revenues, OIBDA and capital expenditures for the main companies of the Telefónica Group with non-controlling interests are as follows:

Millions of euros Telefónica Brasil	2013	2012	2011
Revenues	12,217	13,618	14,326
OIBDA	3,940	5,161	5,302
Capital expenditure	2,127	2,444	2,468

Millions of euros Telefónica Germany (1)	2013	2012	2011
Revenues	4,914	5,213	5,035
OIBDA	1,308	1,351	1,219
Capital expenditure	666	609	558

(1)	Telefónica Germany is the operating company of the Telefónica Group in Germany, subsidiary of Telefónica Deutschland Holding, A.G. (Appendix VI).

The main items of the statement of financial position of these companies are as follows:

Millions of euros Telefónica Brasil	12/31/2013	12/31/2012
Non-current assets	16,592	20,044
Current assets	4,933	6,012
Non-current liabilities	3,986	4,463
Current liabilities	4,262	5,021

Millions of euros Telefónica Germany	12/31/2013	12/31/2012
Non-current assets	7,168	7,652
Current assets	1,854	1,417
Non-current liabilities	1,452	1,092
Current liabilities	1,571	1,548

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2013 Consolidated Financial Statements

2013

In 2013, “Disposal of investments and inclusion of companies” reflects the effect of the sale of 40% of the investment through Telefónica Centroamérica Inversiones, S.L. in Guatemala, El Salvador, Nicaragua and Panama, with an impact of 283 million euros (see Note 2).

2012

In 2012, “Disposal of investments and inclusion of companies” reflects the effect of the public offering of shares in Telefónica Deutschland Holding, A.G. This share offering, which totaled 23.17% of capital, entailed non-controlling interests of 2,043 million euros. The heading also includes the impact of the corporate reorganization agreement in the fixed and mobile businesses in Colombia, with an impact of 116 million euros (see Note 2).

2011

The movement in 2011 includes the exchange of Telesp shares for Vivo Participações shares, which resulted in a net decrease of 661 million euros, included under “Other movements” (see Note 5).

“Acquisitions of non-controlling interests and exclusion of companies” includes the impact of the tender offer for the voting shares of Vivo Participaçoes, S.A. held by non-controlling interests representing, approximately, 3.8% of its capital stock. After its execution, Telefónica acquired an additional 2.7% of the Brazilian company’s capital stock for 539 million euros.

“Other movements” includes the impact of the agreement signed with the holders of non-controlling interests in Colombia Telecomunicaciones, S.A., ESP.

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2013 Consolidated Financial Statements

Note 13. Financial assets and liabilities

1.- Financial assets

The breakdown of financial assets of the Telefónica Group at December 31, 2013 and 2012 is as follows:

December 31, 2013

	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to-maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	1,462	356	1,101	1,205	746	3,378	—	36	3,615	7,775	7,775
Investments	—	—	550	—	433	117	—	—	—	550	550
Long-term credits	—	356	551	—	171	736	—	7	2,562	3,476	3,127
Deposits and guarantees	—	—	—	—	—	—	—	29	1,403	1,432	1,431
Derivative instruments	1,462	—	—	1,205	142	2,525	—	—	—	2,667	2,667
Impairment losses	—	—	—	—	—	—	—	—	(350)	(350)	—
Current financial assets	548	146	54	125	327	546	—	727	10,494	12,094	12,094
Financial investments	548	146	54	125	327	546	—	727	517	2,117	2,117
Cash and cash equivalents	—	—	—	—	—	—	—	—	9,977	9,977	9,977

Total financial assets	2,010	502	1,155	1,330	1,073	3,924	—	763	14,109	19,869	19,869

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2013 Consolidated Financial Statements

December 31, 2012

	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to-maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	2,072	424	1,093	2,145	791	4,943	—	164	3,441	9,339	8,961
Investments	—	—	586	—	498	79	9	—	—	586	586
Long-term credits	—	424	516	4	231	713	—	68	1,928	2,940	2,468
Deposits and guarantees	—	—	—	—	—	—	—	96	1,890	1,986	1,694
Derivative instruments	2,072	—	—	2,141	62	4,151	—	—	—	4,213	4,213
Impairment losses	—	—	(9)	—	—	—	(9)	—	(377)	(386)	—
Current financial assets	462	133	61	89	313	415	17	720	10,254	11,719	11,647
Financial investments	462	133	61	89	313	415	17	720	407	1,872	1,800
Cash and cash equivalents	—	—	—	—	—	—	—	—	9,847	9,847	9,847

Total financial assets	2,534	557	1,154	2,234	1,104	5,358	17	884	13,695	21,058	20,608

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

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2013 Consolidated Financial Statements

a) Non-current financial assets

The movement in items composing “Non-current financial assets” in 2013 and 2012 is as follows:

Millions of euros	Investments	Long-term credits	Deposits and guarantees	Derivative financial assets	Impairment losses	Total
Balance at 12/31/11	680	2,228	1,875	4,294	(399)	8,678
Acquisitions	91	982	454	395	12	1,934
Disposals	(139)	(667)	(185)	(24)	—	(1,015)
Exclusion of companies	—	70	(38)	—	4	36
Translation differences	2	(33)	(173)	39	(4)	(169)
Fair value adjustments	(48)	6	17	(172)	1	(196)
Transfers	—	354	36	(319)	—	71
Balance at 12/31/12	586	2,940	1,986	4,213	(386)	9,339
Acquisitions	10	1,269	158	188	(4)	1,621
Disposals	(106)	(462)	(61)	—	1	(628)
Translation differences	(12)	(111)	(285)	73	29	(306)
Fair value adjustments	80	(85)	38	(1,459)	—	(1,426)
Transfers	(8)	(75)	(404)	(348)	10	(825)
Balance at 12/31/13	550	3,476	1,432	2,667	(350)	7,775

“Investments” includes the fair value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan for the short term (see Note 3.i).

Among these is the Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) of 383 million euros (317 million euros at December 31, 2012), representing 0.76% of its share capital at December 31, 2013.

Disposals in 2013 mainly include the full divestment of the stakes in Portugal Telecom.

At year-end the Group assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not uncover the need to recognize any significant impairment losses.

“Long-term credits” includes the investment of the net level premium reserves of the Group’s insurance companies, primarily in fixed-income securities, amounting to 929 million euros and 1,055 million euros at December 31, 2013 and 2012, respectively, and long-term prepayments of 153 million euros and 154 million euros at December 31, 2013 and 2012, respectively.

In 2012, Telco, S.p.A. shareholders signed an agreement to refinance the company involving a 1,750 million-euro bond issue, subscribed by the shareholders as per their percentage shareholdings, and a capital increase of 600 million euros. For Telefónica, this agreement involved the subscription of a bond valued at 208 million euros (further to the existing bond of 600 million euros) and a contribution of capital amounting to 277 million euros (see Note 9).

In 2013, Telefónica acquired 23.8% of the non-convertible bonds of Telco, S.p.A. from this company’s other shareholders, through the transfer of 39,021,411 treasury shares (see Note 12.g). This transaction is recognized under “long-term credits” for 417 million euros. At December 31, 2013, Telefónica, S.A. had subscribed Telco, S.p.A. bonds totaling 1,225 million euros (808 million euros at December 31, 2012).

Additionally, “Acquisitions” in 2013 included a bond convertible into Telecom Italia, S.p.A. shares, amounting 103 million euros.

b) Current financial assets

This heading includes the following items:

•	Short-term investments in financial instruments recognized at fair value to cover commitments undertaken by the Group’s insurance companies, amounting to 430 million euros at December 31, 2013 (391 million euros at December 31, 2012).

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2013 Consolidated Financial Statements

•	Derivative financial assets with a short-term maturity or not used to hedge non-current items in the consolidated statement of financial position, which amounted to 412 million euros in 2013 (316 million euros in 2012).

•	Short-term deposits and guarantees amounting to 175 million euros at December 31, 2013 (95 million euros at December 31, 2012).

•	Current investments of cash surpluses which, given their characteristics, have not been classified as “Cash and cash equivalents.”

Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted, and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

2.- Financial liabilities

The breakdown of financial liabilities at December 31, 2013 and the corresponding maturities schedule is as follows:

Millions of euros

	Current	Non-current
Maturity	2014 (*)	2015	2016	2017	2018	Subsequent years	Non-current total	Total
Debentures and bonds	6,053	3,380	6,223	4,705	4,610	17,109	36,027	42,080
Promissory notes & commercial paper	1,279	—	—	—	—	—	—	1,279
Other marketable debt securities	—	—	—	—	—	59	59	59

Total Issues	7,332	3,380	6,223	4,705	4,610	17,168	36,086	43,418

Loans and other payables	2,055	3,194	3,041	1,979	1,629	2,437	12,280	14,335
Other financial liabilities (Note 16)	140	228	301	251	573	1,453	2,806	2,946

TOTAL	9,527	6,802	9,565	6,935	6,812	21,058	51,172	60,699

(*)	Debentures and bonds 2014 maturities include 582 million euros of notes with an option of early repayment and no contractual obligation to be repaid.

The estimate of future payments for interest on these financial liabilities at December 31, 2013 is as follows: 2,296 million euros in 2014, 2,079 million euros in 2015, 1,865 million euros in 2016, 1,565 million euros in 2017, 1,232 million euros in 2018 and 7,534 million euros in years after 2018. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2013.

The amounts shown in this table take into account the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and exclude the fair value of derivatives classified as current financial assets, for 412 million euros, and those classified as non-current, for 2,667 million euros (i.e., those with a positive mark-to-market).

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2013 Consolidated Financial Statements

The composition of these financial liabilities, by category, at December 31, 2013 and 2012 is as follows:

December 31, 2013

	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	43,418	43,418	46,120
Loans and other payables	1,315	—	1,631	111	2,835	—	14,335	17,281	17,401

Total financial liabilities	1,315	—	1,631	111	2,835	—	57,753	60,699	63,521

December 31, 2012

	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	45,329	45,329	49,956
Loans and other payables	1,774	—	1,615	113	3,276	—	18,135	21,524	21,874

Total financial liabilities	1,774	—	1,615	113	3,276	—	63,464	66,853	71,830

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and subsidiary, of the credit spread curve using the prices of the Group’s bonds and credit derivatives.

At December 31, 2013, some of the financing arranged by Telefónica Group companies in Latin America (Brazil, Colombia and Chile), which amount to approximately 5% of the Telefónica Group’s gross debt was subject to compliance with certain financial covenants. To date, these covenants are being met. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at a Telefónica, S.A. level.

Part of the amount owed by the Telefónica Group includes restatements to amortized cost at December 31, 2013 and 2012 as a result of fair value interest rate and exchange rate hedges.

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2013 Consolidated Financial Statements

a) Issues

The movement in issues of debentures, bonds and other marketable debt securities in 2013 and 2012 is as follows:

Millions of euros	Debenture issues	Short-term promissory notes and commercial paper	Other non-Current Marketable debt securities	Total
Balance at 12/31/11	38,421	1,833	1,985	42,239
New issues	8,090	284	—	8,374
Redemptions, conversions and exchanges	(2,376)	(996)	(1,941)	(5,313)
Revaluation and other movements	7	7	15	29
Balance at 12/31/12	44,142	1,128	59	45,329
New issues	5,634	195	—	5,829
Redemptions, conversions and exchanges	(5,667)	(45)	—	(5,712)
Revaluation and other movements	(2,029)	1	—	(2,028)
Balance at 12/31/13	42,080	1,279	59	43,418

Bonds

At December 31, 2013, the nominal amount of outstanding debentures and bonds issues was 41,036 million euros (42,411 million euros at December, 31, 2012). Appendix III presents the characteristics of all outstanding debentures and bond issues at year-end 2013, as well as the significant issues made in the year.

During 2013, Telefónica, S.A. has repurchased bonds issued by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V. up to 98 million euros (353 million euros accumulated at the end of 2013).

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Finanzas México, S.A. de C.V. and Telefónica Europe, B.V., all of which are, directly or indirectly, wholly-owned subsidiaries of Telefónica, S.A.

Short-term promissory notes and commercial paper

The main programs for issuance of promissory notes and commercial paper are the following:

•	At December 31, 2013, Telefónica Europe, B.V., had a program for issuance of commercial paper, guaranteed by Telefónica, S.A., for up to 3,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2013 was 920 million euros, issued at an average interest rate of 0.42% for 2013 (768 million issued in 2012 at an average rate of 0.78%).

•	At December 31, 2013, Telefónica, S.A. had a corporate promissory note program for 500 million euros, which can be increased to 2,000 million euros, with an outstanding balance at that date of 359 million euros (331 million euros at December 31, 2012).

Other long-term marketable debt securities

On October 31, 2012, an offer to purchase the preferred securities of Telefónica Finance USA, LLC. was launched. Holders accepting such offer would receive, concurrently and in connection with, Telefónica’s ordinary shares and they would subscribe new debt securities of Telefónica. As a result of this offer, on November 29, 2012, the Group purchased 1,941,235 preferred securities (representing 97.06% of total). The remaining 58,765 preferred securities are reflected in this caption (at December 31, 2013 the outstanding balance was 59 million euros). The securities accrue interest at Euribor at 3 months, plus a 4% spread (effective annual rate) payable quarterly.

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2013 Consolidated Financial Statements

b) Interest-bearing debt

The average interest rate on outstanding loans and other payables at December 31, 2013 was 3.43% (4.04% in 2012). This percentage does not include the impact of hedges arranged by the Group.

The main financing transactions included under “Interest-bearing debt” outstanding at December 31, 2013 and 2012 and their nominal amounts are provided in Appendix V.

Interest-bearing debt arranged or repaid in 2013 mainly includes the following:

•	On February 22, 2013, Telefónica, S.A. refinanced 1,400 million euros of tranche A2 (originally amounting to 2,000 million euros and scheduled to mature on July 28, 2014) of an 8,000 million euros syndicated loan, originally dated on July 28, 2010. This refinancing was divided in two tranches: a syndicated credit facility amounting to 700 million euros maturing in 2017 (tranche A2A) and another syndicated credit facility amounting to 700 million euros maturing in 2018 (tranche A2B). Both tranches will be available from July 28, 2014.

•	On February 22, 2013, Telefónica, S.A. signed a financing agreement for 1,001 million US dollars (approximately 726 million euros) with an outstanding balance at December 31, 2013 amounted to 463 million US dollars (approximately 336 million euros) which matures on 2023.

•	On July 28, 2013, tranche A1 of Telefónica, S.A. syndicated loan agreement arranged on July 28, 2010 fell due. At December 31, 2012 the outstanding balance was 1,000 million euros and was repaid during 2013.

•	On August 1, 2013, Telefónica, S.A. entered into a long-term credit facility for an aggregate amount of 734 million US dollars (approximately 532 million euros) at a fixed rate with the guarantee of the Finnish Export Credits Guarantee Board (Finnvera) which matures in 2023. No amounts had been drawn down on this credit facility at December 31, 2013.

•	On August 26, 2013, Telefónica Brasil, S.A. canceled 879 million Brazilian reais (approximately 272 million euros) of the loan signed with BNDES on September 20, 2011 with an outstanding balance at December 31, 2013 amounted to 2,060 million Brazilian reais (approximately 638 million euros).

•	On December 13, 2013, the Tranche E of the syndicated loan facility arranged by Telefónica Europe, B.V. on October 31, 2005 matured as scheduled. The outstanding balance upon maturity was 100 million pounds sterling (approximately 120 million euros). On the same date, there was a merge of the following syndicated loan facilities: i) Tranche E1 for 756 million euros available as from March 2, 2012 and maturing on March 2, 2017; and ii) Tranche E2 for 1,469 million pounds sterling (this syndicated loan facility was redenominated into euros on December 13, 2013) available as from December 13, 2013 and maturing on March 2, 2017. As a result, there is a new tranche E2 for 2,523 million euros. At December 31, 2013 the outstanding balance of this new tranche was 100 million pounds sterling (approximately 120 million euros).

During 2013, Telefónica, S.A. has reduced the principal amount outstanding under tranche B of its 8,000 million euros syndicated credit facility dated July 28, 2010 by 3,000 million euros. At December 31, 2013, this tranche B was fully available.

During 2013, Telefónica Europe, B.V. drew down an aggregate principal amount of 844 million US dollars (approximately 612 million euros) of the financing agreement signed on August 28, 2012 with the China Development Bank (CDB) and Industrial and Commercial Bank of China (IDBC) for 1,200 million US dollars. At December 31, 2013, the outstanding nominal principal on this financing agreement was 844 million US dollars (approximately 612 million euros).

At December 31, 2013, the Telefónica Group had total unused credit facilities from various sources amounting to approximately 13,197 million euros (approximately 11,597 million euros at December 31, 2012).

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2013 Consolidated Financial Statements

Loans by currency

The breakdown of “Loans and other payables” by currency at December 31, 2013 and 2012, along with the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Currency		Euros
Currency	12/31/13	12/31/12	12/31/13	12/31/12
Euro	7,918	11,681	7,918	11,681
US dollar	3,622	2,432	2,626	1,843
Brazilian Real	3,667	3,524	1,135	1,307
Colombian Peso	5,377,545	5,736,856	2,024	2,459
Pounds Sterling	189	172	227	211
Other currencies			405	634

Total Group			14,335	18,135

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2013 Consolidated Financial Statements

Note 14. Trade and other payables

The composition of “Trade and other payables” is as follows:

Millions of euros	12/31/2013		12/31/2012
	Non-current	Current	Non-current	Current
Trade payables	—	8,144	—	8,719
Other payables	1,324	5,146	1,749	6,319
Deferred revenue	377	1,353	392	1,540
Payable to associates and joint ventures	—	578	—	511

Total	1,701	15,221	2,141	17,089

“Deferred revenue” principally includes the amount of deferred revenue from sales of prepaid cards, from handsets transferred to the distributor and activation fees not yet recognized in the income statement.

At December 31, 2013, non-current “Other payables” mainly comprise the deferred portion of the payment for acquiring, the spectrum use license in Mexico in 2010, for an equivalent of 856 million euros (911 million euros at December 31, 2012).

The detail of current “Other payables” at December 31, 2013 and 2012 is as follows:

Millions of euros	Balance at 12/31/2013	Balance at 12/31/2012
Dividends payable by Group companies	228	183
Payables to suppliers of property, plant and equipment	3,248	3,994
Accrued employee benefits	745	719
Advances received on orders	126	72
Other non-financial non-trade payables	799	1,351

Total	5,146	6,319

Information on deferred payments to suppliers of Spanish companies (Third additional provision, “Information requirement” of Law 15/2010 of July 5)

The Telefónica Group’s Spanish companies have adapted their internal processes and payment schedules to the provisions of Law 15/2010, establishing measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2013 included payment periods of up to 60 days (75 days in 2012), as established in said law.

For efficiency purposes and in line with general business practice, the Telefónica Group’s companies in Spain have defined payment schedules with suppliers, whereby payments are made on set days. For the main companies, payments are made three times a month. Invoices falling due between two payment days are settled on the following payment date in the schedule.

Payments to Spanish suppliers in 2013 and 2012 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

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2013 Consolidated Financial Statements

Information of payments to commercial suppliers that exceed the maximum period established in Law 15/2010 is as follows:

	2013		2012
Millions of euros	Amount	%	Amount	%
Payments within allowable period	5,897	94.0	7,633	95.1
Other	375	6.0	395	4.9

Total payments to commercial suppliers	6,272	100.0	8,028	100.0

Weighted average days past due	35		35
Deferrals at year-end that exceed the limit (*)	17		28

(*)	At the date of authorization for issue of these consolidated financial statements, the Group had made the outstanding payments, except in exceptional cases where an agreement with suppliers was being negotiated.

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2013 Consolidated Financial Statements

Note 15. Provisions

The amounts of provisions in 2013 and 2012 are as follows:

	12/31/2013			12/31/2012
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits:	763	3,722	4,485	913	4,410	5,323
Termination plans	703	2,762	3,465	861	3,290	4,151
Post-employment defined benefit plans	—	799	799	—	894	894
Other benefits	60	161	221	52	226	278
Other provisions	508	2,578	3,086	738	2,654	3,392

Total	1,271	6,300	7,571	1,651	7,064	8,715

Termination plans

In the last few years, the Telefónica Group carried out early retirement plans in order to adapt its cost structure to the prevailing environment in the markets where it operates, making certain strategic decisions relating to its size and organization.

Concerning the 2003-2007 labor force reduction plan in Telefónica de España, S.A.U., concluded with 13,870 employees taking part, provisions recorded at December 31, 2013 and 2012 amounted to 701 and 1,037 million euros, respectively.

Concerning the 2011-2013 labor force reduction plan in Telefónica de España, S.A.U., concluded with 6,830 employees taking part, provisions recorded at December 31, 2013 and 2012 amounted to 2,366 and 2,614 million euros, respectively. The estimated cost for the program was recognized in 2011, in the amount of 2,671 million euros. This amount was included under “Personnel expenses” in the consolidated income statement.

Furthermore, the Group had recorded provisions totaling 398 million euros (500 million euros at December 31, 2012) for other planned adjustments to the workforce.

The companies bound by these commitments calculated provisions required at 2013 and 2012 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F- 2000 C mortality tables and a variable interest rate based on high quality market yield curves.

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2013 Consolidated Financial Statements

The movement in provisions for post-employment plans in 2013 and 2012 is as follows:

Millions of euros	Total
Provisions for post-employment plans at 12/31/11	4,698
Additions	36
Retirements/amount applied	(841)
Transfers	31
Exclusion of companies	(1)
Translation differences and accretion	228
Provisions for post-employment plans at 12/31/12	4,151
Additions	68
Retirements/amount applied	(688)
Transfers	(4)
Translation differences and accretion	(62)
Provisions for post-employment plans at 12/31/13	3,465

The discount rate used for these provisions at December 31, 2013, was 1.68%, with an average length of the plans of 3.2 years.

Post-employment defined benefit plans

The Group has a number of defined-benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2013

Millions of euros	Spain	UK	Brazil	Other	Total
Obligation	567	1,251	211	195	2,224
Assets	—	(1,236)	(146)	(97)	(1,479)
Net provision before asset ceiling	567	15	65	98	745
Asset ceiling	—	—	45	3	48
Net provision	567	15	116	101	799
Net assets	—	—	6	—	6

12/31/2012

Millions of euros	Spain	UK	Brazil	Other	Total
Obligation	654	1,139	298	166	2,257
Assets	—	(1,191)	(225)	(82)	(1,498)
Net provision before asset ceiling	654	(52)	73	84	759
Asset ceiling	—	—	54	—	54
Net provision	654	9	145	86	894
Net assets	—	61	18	2	81

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2013 Consolidated Financial Statements

The movement in the present value of obligations in 2013 and 2012 is as follows:

Millions of euros	Spain	UK	Brazil	Other	Total
Present value of obligation at 12/31/11	654	976	298	73	2,001
Translation differences	—	23	(31)	(1)	(9)
Current service cost	3	25	4	56	88
Past service cost	—	3	—	29	32
Interest cost	15	49	25	6	95
Actuarial losses and gains	37	174	15	23	249
Benefits paid	(55)	(18)	(13)	(16)	(102)
Plan curtailments	—	(93)	—	(4)	(97)
Present value of obligation at 12/31/12	654	1,139	298	166	2,257
Translation differences	—	(21)	(43)	(39)	(103)
Current service cost	2	4	3	47	56
Past service cost	—	(4)	—	—	(4)
Interest cost	12	49	24	9	94
Actuarial losses and gains	(49)	106	(58)	29	28
Benefits paid	(52)	(22)	(13)	(17)	(104)
Plan curtailments	—	—	—	—	—
Present value of obligation at 12/31/13	567	1,251	211	195	2,224

Movements in the fair value of plan assets in 2013 and 2012 are as follows:

Millions of euros	UK	Brazil	Other	Total
Fair value of plan assets at 12/31/11	971	235	86	1,292
Translation differences	23	(22)	—	1
Expected return on plan assets	53	25	4	82
Actuarial losses and gains	81	(4)	(6)	71
Company contributions	81	2	—	83
Benefits paid	(18)	(11)	(2)	(31)
Fair value of plan assets at 12/31/12	1,191	225	82	1,498
Translation differences	(27)	(32)	—	(59)
Expected return on plan assets	54	18	2	74
Actuarial losses and gains	(19)	(57)	—	(76)
Company contributions	59	3	14	76
Benefits paid	(22)	(11)	(1)	(34)
Fair value of plan assets at 12/31/13	1,236	146	97	1,479

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2013 Consolidated Financial Statements

The Group’s principal defined-benefit plans are:

ITP (Spain)

Telefónica Spain reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP (Institución Telefónica de Previsión). Once the aforementioned supplementary pension payments had been quantified, they became fixed, lifelong and non-updateable and 60% of the payments are transferable to the surviving spouse, recognized as such as of June 30, 1992, and to underage children.

The amount for this provision totaled 334 million euros at December 31, 2013 (395 million euros at December 31, 2012).

Survival (Spain)

Serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65.

The amount for this provision totaled 233 million euros at December 31, 2013 (259 million euros at December 31, 2012).

These plans do not have associated assets that qualify as “plan assets” under IAS 19. The discount rate used for these provisions at December 31, 2013, was 2.68%, with an average length of the plans of 8 years.

The main actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Discount rate	0.683%-3.286%	0.091%-2.297%	0.683%-3.286%	0.091%-2.297%
Expected rate of salary increase	0.00%	2.50%	—	—
Mortality tables	PERM/F-2000C - OM77	PERM/F-2000C - OM77	90% PERM 2000C/98% PERF 2000 C	90% PERM 2000C/98% PERF 2000 C

The table below shows the sensitivity of the value of termination and post-employment obligations of Telefónica Group companies in Spain to changes in the discount rate:

+100 bp		-100 bp
Impact on value	Impact on income statement	Impact on value	Impact on income statement
169	120	-148	-101

Variations of less than -100bp are considered for terms of less than five years to prevent negative rates.

A 100bp increase in the discount rate would reduce the value of the liabilities by 169 million euros and have a positive impact on income statement of 120 million euros before tax. However, a 100bp decrease in the discount rate would increase the value of the liabilities by 148 million euros and have a negative impact on income statement of 101 million euros before tax.

The Telefónica Group actively manages this position and has arranged a derivatives portfolio to minimize the impact of changes in the discount rate (see Note 16).

Telefónica UK Pension Plan

The Telefónica UK Pension Plan provides pension benefits to the various companies of the Telefónica Group in UK coming from the O2 Group. The Plan is comprised of defined contribution and defined benefit sections. The defined benefit sections were closed to future accrual with effect from February 28, 2013. The companies continued to provide retirement benefits through the defined contribution sections of the Plan.

The number of beneficiaries of these plans at December 31, 2013 and 2012 are 4,572 and 4,575 respectively. At December 31, 2013, the weighted average duration of the Plan was 23 years.

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2013 Consolidated Financial Statements

The main actuarial assumptions used in valuing the Plan are as follows:

	12/31/2013	12/31/2012
Nominal rate of salary increase	4.20%	4.20%
Nominal rate of pension payment increase	3.25%	3.10%
Discount rate	4.50%	4.60%
Expected inflation	3.40%	3.20%
Mortality tables	S1NA_L, CMI 2013 1%	Pna00mc0.5 underpin

Fair value of Plan assets is as follows:

Millions of euros	12/31/2013	12/31/2012
Shares	259	243
Bonds	977	942
Cash equivalents	—	6

Total	1.236	1.191

Telefónica Brazil pension plans

Telefónica Brazil and its subsidiaries had various pension plan, medical insurance and life insurance obligations with employees.

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2013	12/31/2012
Discount rate	10.77%	8.90%
Nominal rate of salary increase	6.18%	6.18%
Expected inflation	4.50%	4.50%
Cost of health insurance	7.64%	7.64%
Mortality tables	AT 2000 M/F	AT 2000 M/F

In addition, Telefónica Brazil, along with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.) in 1998, adhered to PBS-A, a non-contribution defined benefit plan managed by Fundação Sistel de Seguridade Social, whose beneficiaries are employees that retired prior to January 31, 2000. At December 31, 2013 net plan assets amounted to 918 million Brazilian reais, equivalent to 284 million euros (760 million Brazilian reais at December 31, 2012, equivalent to 282 million euros). This plan does not have an impact on the consolidated statement of financial position, given that recovery of the assets is not foreseeable.

The valuations used to determine the value of obligations and plan assets, where appropriate, were performed as of December 31, 2013 by external and internal actuaries. The projected unit credit method was used in all cases.

Other provisions

The movement in “Other provisions” in 2013 and 2012 is as follows:

Millions of euros
Other provisions at December 31, 2011	2,869
Additions	1,098
Retirements/amount applied	(451)
Transfers	62
Translation differences	(186)
Other provisions at December 31, 2012	3,392
Additions	968
Retirements/amount applied	(735)
Transfers	(83)
Translation differences	(456)
Other provisions at December 31, 2013	3,086

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2013 Consolidated Financial Statements

“Other provisions” includes the amount recorded in relation to the fine imposed on Telefónica de España, S.A.U. by the EU anti-trust authorities (see Note 21.a). The provision for this matter amounts to 205 million euros, including accrued interest, as of December 31, 2013 (196 million euros at December 31, 2012).

Also included are the provisions for dismantling of assets recognized by Group companies in the amount of 483 million euros (460 million euros at the 2012 year end).

At December 31, 2013, Telefónica Brazil has the following provisions to cover the risks to which it is exposed:

•	Provisions for disputes regarding federal, state and municipal taxes totaling approximately 735 million euros (724 million euros at December 31, 2012).

•	Provisions for labor-related contingencies of approximately 307 million euros (266 million euros at December 31, 2012), which basically relate to claims filed by former and outsourced employees.

•	Civil claims by private consumers and consumer associations regarding services rendered, and other legal proceedings related with normal operations. Certain administrative proceedings are also in progress concerning disputes about obligations established in sector regulations. The amount accrued for these matters totals approximately 303 million euros (280 million euros at December 31, 2012).

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

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2013 Consolidated Financial Statements

Note 16. Derivative financial instruments and risk management policies

The Telefónica Group is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting Group companies are as follows:

Exchange rate risk

Exchange rate risk arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom and the Czech Republic), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.

Interest rate risk

Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.

Share price risk

Share price risk arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from equity derivatives.

Other risks

The Telefónica Group is also exposed to liquidity risk if a mismatch arises between its financing needs (including operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

Finally, the Telefónica Group is exposed to country risk (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.

Risk management

The Telefónica Group actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to stabilizing cash flows, the income statement and investments. In this way, it attempts to protect the Telefónica Group’s solvency, facilitate financial planning and take advantage of investment opportunities.

The Telefónica Group manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by them. The Telefónica Group believes that these parameters are more appropriate to understanding its debt position. Net debt and net financial debt take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by the Telefónica Group should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of liquidity.

For a more detailed description on reconciliation of net debt and net financial debt to gross financial debt, see Note 2.

Exchange rate risk

The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. The degree of exchange rate hedging employed varies depending on the type of investment.

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2013 Consolidated Financial Statements

At December 31, 2013, net debt in Latin American currencies was equivalent to approximately 4,326 million euros. However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the cash flows generated in each currency. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.

The Telefónica Group aims to protect itself against declines in Latin American currencies relative to the euro affecting asset values through the use of dollar-denominated debt, incurred either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2013, the Telefónica Group’s net debt denominated in dollars was equivalent to 1,326 million euros.

At December 31, 2013, pound sterling-denominated net debt was approximately 2.31 times the value of the 2013 operating income before depreciation and amortization (OIBDA) from the Telefónica Europe business unit in the United Kingdom. The Telefónica Group’s aim is to maintain a similar proportion of pound sterling-denominated net debt to OIBDA as the Telefónica Group’s net debt to OIBDA ratio, on a consolidated basis, to reduce its sensitivity to changes in the pound sterling to euro exchange rate. Pound sterling-denominated net debt at December 31, 2013, was equivalent to 3,342 million euros, greater than the 2,629 million euros at December 31, 2012.

Until the sale agreement of Telefónica Czech Republic (see Note 21.b), the risk-management objective to protect the investment in the Czech Republic was similar to that described for the investment in the UK, where the amount of Czech crown-denominated debt is proportional to the OIBDA of the “Telefónica Europe” business unit in the Czech Republic. Czech crown-denominated net debt at December 31, 2013 was 2.65 times OIBDA in Czech crown (2.10 times in 2012) on a consolidated basis and 3.85 times (2.97 times in 2012) on a proportional basis. An explanation for why this value is notably higher than the target of 2 times OIBDA is that once the sale of that company had been negotiated and agreed, the management target was changed to take into consideration the new position of the asset in the Group’s portfolio. It was therefore decided to hedge the collection in Czech crown from this sale.

The Telefónica Group also manages exchange rate risk by seeking to minimize the negative impact of any remaining exchange rate exposure on the income statement, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

The following table illustrates the sensitivity of foreign currency gains and losses and of equity to changes in exchange rates, where: (i) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2014 was considered constant during 2013; (ii) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans and credits to subsidiaries considered as part of the net investment, whose breakdown is considered constant in 2014 and identical to that existing at the end of 2013. In both cases, Latin American currencies are assumed to depreciate against the dollar and the rest of the currencies against the euro by 10%.

Millions of euros

Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	42	(245)
USD vs EUR	10%	(1)	14
European currencies vs EUR	10%	1	(460)
Latin American currencies vs USD	10%	42	201
All currencies vs EUR	(10)%	(42)	245
USD vs EUR	(10)%	1	(14)
European currencies vs EUR	(10)%	(1)	460
Latin American currencies vs USD	(10)%	(42)	(201)

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2013 Consolidated Financial Statements

The Group’s monetary position in Venezuela at December 31, 2013 is a net debtor position of 1,716 million Venezuelan bolivars (equivalent to approximately 198 million euros). It had an average debtor position in 2013, leading to a higher financial expense in the amount of 59 million euros for the effect of inflation.

Interest rate risk

The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2013, the rates applied to the largest amount of short-term debt were mainly based on the Euribor, the Czech crown Pribor, the Brazilian SELIC, the US dollar and pound sterling Libor, and the Colombian UVR. In nominal terms, at December 31, 2013, 71% of Telefónica’s net debt (or 68% of long-term net debt) was pegged to fixed interest rates for a period greater than one year, compared to 74% of net debt (73% of long-term net debt) in 2012. Of the remaining 29% (net debt at floating rates or at fixed rates maturing in under one year), 11 percentage points had interest rates collared in a period over one year (or 3% of long-term debt), while at December 31, 2012 this was the case for 10 percentage points of net debt at floating rates or with fixed rates maturing within one year (3% of long-term net debt).

In addition, early retirement liabilities were discounted to present value over the year, based on the curve for instruments with very high credit quality. The increase in interest rates has decreased the market value of these liabilities. However, this decrease was nearly completely offset by the decrease in the value of the hedges on these positions.

Net financial expense totaled 2,866 million euros in 2013, of which 111 million related to exchange losses (without considering the effect of monetary adjustments). Stripping out this effect, net financial expense fell by 11.8% year on year, primarily due to the 11.4% decrease in average debt. Stripping out the effect of exchange differences, the effective cost of debt of the last twelve months is t 5.34%, 3 b.p. below the prior year, as the impact to the effective cost of debt derived from the fact that the majority of the average debt reduction is in euros (at less than average costs) was compensated by savings made on the gross cost of debt in euros through better management.

To illustrate the sensitivity of financial expenses to variability in short-term interest rates, a 100 basis points increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2013 has been assumed, and a 100 basis points decrease in interest rates in all currencies except those currencies with low interest rates, in order to avoid negative rates (euro, pound sterling and the US dollar) and a constant position equivalent to that prevailing at the end of 2013.

To illustrate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms of the curve, in which Telefónica holds financial positions at December 31, 2013 was assumed, as well as a 100 basis point decrease in all currencies and terms (except those below 1% in order to avoid negative rates). Cash flow hedge positions were also considered as they are fundamentally the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.

Millions of euros

Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(118)	741
-100bp	55	(632)

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.

According to the Telefónica, S.A. share option plan, Performance & Investment Plan (PIP) (see Note 19) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future, in accordance with relative total shareholders’ return, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders as a result of the higher number of shares delivered under such plan outstanding.

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2013 Consolidated Financial Statements

To reduce the risk associated with variations in share price under these plans, Telefónica has acquired instruments that replicate the risk profile of some of these plans as explained in Note 19.

In 2012, the second Global Employee Share Plan was launched, in accordance with approval given at the 2011 Ordinary General Shareholders’ Meeting.

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2013 to cover shares deliverable under the PIP or the Global Employee Share Plan. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

Liquidity risk

The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.	The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.	The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (although drawing upon firm credit lines arranged with banks), assuming budget projections are met. Throughout 2013, due to the financial market crisis, the Group decided to apply a substantially greater hedging policy for these commitments.

At December 31, 2013, the average maturity of net financial debt (45,381 million euros) was 6.79 years.

At December 31, 2013, gross financial debt scheduled to mature in 2014 amounted to approximately 9,214 million euros (which includes: (i) the net position of derivative financial instruments and certain current payables and (ii) 582 million euros of notes with an option of early repayment option and no contractual obligation to be repaid). These maturities are lower than the amount of funds available, calculated as the sum of: a) current financial assets and cash at December 31, 2013 (11,682 million euros excluding derivative financial instruments), b) annual cash generation projected for 2014; and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of more than 11,831 million euros at December 31, 2013), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next 12 months. For a further description of the Telefónica Group’s liquidity and capital resources in 2013, see Note 13.2 Financial Liabilities and Appendix V.

Country risk

The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1.	Partly matching assets to liabilities (those not guaranteed by the parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and,

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Regarding the first point, at December 31, 2013, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the parent company of 2,499 million euros, which represents 5.5% of consolidated net financial debt.

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2013 Consolidated Financial Statements

Regarding the repatriation of funds to Spain, 1,640 million euros from Latin America companies have been received in 2013, of which 1,434 million euros were from dividends, 118 million euros were from intra-group loans (payments of interest and repayments of principal) and 88 million euros were for other items.

In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place, managed by the Currency Administration Commission (CADIVI). The body has issued a number of regulations (“providencias”) governing the modalities of currency sales in Venezuela at official exchange rates. Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate by the CADIVI, in line with regulation number 029, article 2, section c) “Remittance of earnings, profits, income, interest and dividends from international investment.” Telefónica Venezolana, C.A. (formerly Telcel, C.A.), a Telefónica Group subsidiary in Venezuela, obtained the aforementioned requested approval on 295 million Venezuelan bolivars in 2006, 473 million Venezuelan bolivars in 2007 and 785 million Venezuelan Bolivars in 2008. At December 31, 2013, payment of two dividends agreed by the company in the amount of 5,882 million Venezuelan bolivars is pending approval by the CADIVI.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A”. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, since Lehman went bankrupt, the credit ratings of rating agencies have proved to be less effective as a credit risk management tool. Therefore, the 5-year CDS (Credit Default Swap) of credit institutions has been added. This way, the CDS of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: (i) the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); (ii) the maximum tenor of the investment, set at 180 days; and (iii) the instruments in which the surpluses may be invested (money-market instruments).

The Telefónica Group considers credit risk management as a key element to achieve its sustainable business and customer base growth targets in a manner that is consistent with Telefónica Corporate Risk Management Policy.

This management approach relies on the continuous monitoring of the risk assumed and the resources necessary to optimize the risk-reward balance to grant the adequate separation between the risk ownership areas and risk management areas. Customer-financing products and those debtors that could cause a material impact on the Group’s consolidated financial statements are subject to specific management practices to mitigate exposure to credit risk, according to the segment and risk profile of the customer.

Uniform policies, procedures, delegation of authority and management practices are established in all Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. This commercial credit risk management model is embedded into the Group’s decision-making processes, both from a strategic and, especially, day-to-day operating perspective, where credit risk assessment guides the product and services available for the different customer profiles.

The Telefónica Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets (Notes 11 and 13) and the guarantees given by the Telefónica Group.

Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2013, these guarantees amounted to approximately 3,964 million euros.

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2013 Consolidated Financial Statements

Capital management

Telefónica’s corporate finance department, which is in charge of Telefónica’s capital management, takes into consideration several factors when determining Telefónica’s capital structure, with the aim of ensuring sustainability of the business and maximizing the value to shareholders.

Telefónica monitors its cost of capital with a goal of optimizing its capital structure. In order to do this, Telefónica monitors the financial markets and updates to standard industry approaches for calculating weighted average cost of capital, or WACC. Telefónica also uses a net financial debt ratio below 2.35x OIBDA in the medium term (excluding items of a non-recurring or exceptional nature), enabling to obtain and maintain the desired credit rating over the medium term, and with which the Telefónica Group can match the potential cash flow generation with the alternative uses that could arise at all times.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation, when determining the Telefónica Group’s financial structure.

Derivatives policy

At December 31, 2013, the nominal value of outstanding derivatives with external counterparties amounted to 164,487 million equivalent, a 11% increase from December 31, 2012 (147,724 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement). Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.

Telefónica’s derivatives policy emphasizes the following points:

1) Derivatives based on a clearly identified underlying.

Acceptable underlyings include assets and liabilities, profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (PP&E purchases, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with accounting rules requirements for hedge accounting, as is required in the case of certain intragroup transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.

Economic hedges, which are hedges with a designated underlying asset and which in certain circumstances offset fluctuations in the underlying asset value, do not always meet the requirements and effectiveness tests laid down by accounting standards for treatment as hedges. The decision to maintain positions that cease to qualify as effective or fail to meet other requirements will depend on the marginal impact on the income statement and how far this might compromise the goal of a stable income statement. In any event, the variations are recognized in the income statement.

2) Matching of the underlying to one side of the derivative.

This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by Telefónica Group subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of liquidity in certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. The Telefónica Group intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.

In certain cases, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.

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2013 Consolidated Financial Statements

3) Matching the company contracting the derivative and the company that owns the underlying.

Generally, the aim is to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Internacional, S.A.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (of the Telefónica Group companies as well as those of the banks).

4) Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.

The Telefónica Group uses a number of tools to measure and manage risks in derivatives and debt. The main ones are Kondor+, licensed by Reuters, which is widely used by financial institutions, and MBRM specialist financial calculator libraries.

5) Sale of options only when there is an underlying exposure.

Telefónica considers the sale of options when: i) there is an underlying exposure (on the consolidated statement of financial position or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option, or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.

For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would mean that if rates fell and the counterparty exercised its option, the Group would swap part of its debt from floating rate to a lower fixed rate, having received a premium.

6) Hedge accounting

The main risks that may qualify for hedge accounting are as follows:

•	Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows;

•	Variations in exchange rates that change the value of the underlying asset in the company’s functional currency and affect the measurement of the cash flow in the functional currency;

•	Variations in the volatility of any financial variable, asset or liability that affect either the valuation or the measurement of cash flows on debt or investments with embedded options, whether or not these options are separable; and

•	Variations in the valuation of any financial asset, particularly shares of companies included in the portfolio of “Available-for-sale financial assets”.

Regarding the underlying:

•	Hedges can cover all or part of the value of the underlying;

•	The risk to be hedged can be for the whole period of the transaction or for only part of the period; and

•	The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.

This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying. This happens when the Group enters into long-term swaps, caps or collars to protect ourselves against interest rate rises that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and Telefónica commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge.

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2013 Consolidated Financial Statements

Hedges can be of three types:

•	Fair value hedges.

•	Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options and only the intrinsic value of the option is recognized as an effective hedge.

•	Hedges of net investment in consolidated foreign subsidiaries. Generally such hedges are arranged by the parent company and the other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that the debt market in the currency concerned is too thin to accommodate the required hedge (for example, the Czech crown and pounds sterling), or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives, either forwards or cross-currency swaps are used to hedge the net investment.

Hedges can comprise a combination of different derivatives.

Management of accounting hedges is not static, and the hedging relationship may change before maturity. Hedging relationships may change to allow appropriate management that serves the Group’s stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, the Group analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model both prospectively and retrospectively.

The main guiding principles for risk management are laid down by Telefónica’s Finance Department and implemented by company financial officers (who are responsible for balancing the interests of each company and those of the Telefónica Group). The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Telefónica Group as a result of mergers or acquisitions may also need time to adapt.

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2013 Consolidated Financial Statements

The breakdown of the financial results recognized in 2013, 2012 and 2011 is as follows:

Millions of euros	2013	2012	2011
Interest income	613	557	586
Dividends received	11	28	42
Other financial income	203	276	181

Subtotal	827	861	809

Changes in fair value of financial assets at fair value through profit or loss	(427)	648	573
Changes in fair value of financial liabilities at fair value through profit or loss	388	(550)	(808)
Transfer from equity to profit and loss from cash flow hedges	(121)	(173)	(210)
Transfer from equity to profit and loss from available-for-sale assets and others	(52)	(50)	(3)
Gain/(loss) on fair value hedges	(935)	198	908
(Loss)/gain on adjustment to items hedged by fair value hedges	961	(145)	(747)

Subtotal	(186)	(72)	(287)

Interest expenses	(2,898)	(3,094)	(2,671)
Ineffective portion of cash flow hedges	—	1	1
Accretion of provisions and other liabilities	(201)	(469)	(106)
Other financial expenses	(238)	(289)	(528)

Subtotal	(3,337)	(3,851)	(3,304)

Net finance costs excluding foreign exchange differences and hyperinflationary adjustments	(2,696)	(3,062)	(2,782)

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2013 Consolidated Financial Statements

The breakdown of Telefónica’s derivatives at December 31, 2013, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

2013
Millions of euros	Fair value (**)	Notional amount MATURITIES (*)
Derivatives		2014	2015	2016	Subsequent years	Total
Interest rate hedges	456	(4,266)	1,934	845	(2,079)	(3,566)
Cash flow hedges	758	(3,462)	2,099	(96)	8,143	6,684
Fair value hedges	(302)	(804)	(165)	941	(10,222)	(10,250)
Exchange rate hedges	355	(467)	1,551	3,128	4,709	8,921
Cash flow hedges	357	(330)	1,551	3,128	4,709	9,058
Fair value hedges	(2)	(137)				(137)
Interest and exchange rate hedges	(233)	(468)	(321)	465	1,923	1,599
Cash flow hedges	(58)	(383)	(200)	566	2,779	2,762
Fair value hedges	(175)	(85)	(121)	(101)	(856)	(1,163)
Hedge of net investment	(277)	(1,992)	(162)	(1,151)	(60)	(3,365)
Derivatives not designated as hedges	(434)	1,918	(63)	(710)	(1,928)	(783)
Interest rate	(359)	2,353	(141)	(710)	(1,941)	(439)
Exchange rate	(75)	(435)	78		13	(344)
Interest and exchange rate						—

(*)	For interest rate hedges, the positive amount is in terms of fixed payment. For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**)	Positive amounts indicate payables.

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2013 Consolidated Financial Statements

The breakdown of Telefónica’s derivatives at December 31, 2012, their fair value at year-end and the expected maturity schedule are as set forth in the table below:

2012
Millions of euros	Fair value (**)	Notional amount MATURITIES (*)
Derivatives		2013	2014	2015	Subsequent years	Total
Interest rate hedges	367	(1,241)	(844)	2,552	3,306	3,773
Cash flow hedges	1,405	(1,048)	(353)	2,547	8,222	9,368
Fair value hedges	(1,038)	(193)	(491)	5	(4,916)	(5,595)
Exchange rate hedges	(443)	792	(158)	1,558	6,344	8,536
Cash flow hedges	(441)	1,057	(158)	1,558	6,344	8,801
Fair value hedges	(2)	(265)				(265)
Interest and exchange rate hedges	(389)	(8)	38	27	2,468	2,525
Cash flow hedges	(248)	(53)	89	90	2,478	2,604
Fair value hedges	(141)	45	(51)	(63)	(10)	(79)
Hedge of net investment	(140)	(1,330)	(280)	(162)	(1,211)	3,180
Derivatives not designated as hedges	(534)	11,366	(13)	(467)	(1,406)	9,480
Interest rate	(384)	8,796	(13)	(545)	(2,133)	6,105
Exchange rate	(150)	2,570		78	727	3,375
Interest and exchange rate						—

(*)	For interest rate hedges, the positive amount is in terms of fixed payment. For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**)	Positive amounts indicate payables.

A list of derivative products entered into at December 31, 2013 is provided in Appendix IV.

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2013 Consolidated Financial Statements

Note 17. Income tax matters

Consolidated tax group

Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns for certain Group companies. The consolidated tax group comprised 51 companies in 2013 (52 companies in 2012).

Deferred taxes

The movements in deferred taxes in 2013 and 2012 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2012	7,308	4,788
Additions	1,662	614
Disposals	(1,007)	(691)
Transfers	(1,442)	(1,516)
Translation differences and hyperinflation adjustments	(156)	(149)
Company movements and others	11	17
Balance at December 31, 2013	6,376	3,063

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2011	6,417	4,739
Additions	2,147	807
Disposals	(1,051)	(388)
Transfers	(48)	(268)
Translation differences and hyperinflation adjustments	(131)	(94)
Company movements and others	(26)	(8)
Balance at December 31, 2012	7,308	4,788

“Additions” of deferred tax assets in 2013 mainly includes the positive impact of the recognition of tax credits at several Group companies in Spain, Germany, and Brazil of 547 million euros, and the capitalization of 146 million euros of tax credits, mainly for R+D in Spain.

Meanwhile, “Disposals” of deferred tax assets mainly include the impact of the Group’s labor force reduction plans recorded in prior years.

Transfers during 2013 mainly relate to the offsetting of deferred tax assets and liabilities as a result of the merger of Telefónica companies in Brazil completed in 2013.

“Additions” of deferred tax assets in 2012 mainly included the positive impact of the tax inspection in Spain of 458 million euros, the recognition of tax credits and temporary differences at several Group companies in Germany of 246 million euros, and the tax effect of the adjustment of the value of the investment in Telco, S.p.A. of 383 million euros (108 million euros en 2013).

The net movements in deferred tax assets and liabilities, recognized directly in equity in 2013 amount to 38 million euros of “additions” and 225 million euros of “disposals” (359 million euros of “additions” and 37 million euros of “disposals” in 2012).

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2013 Consolidated Financial Statements

Expected realization of deferred tax assets and liabilities

In the majority of cases, realization of the Group’s deferred tax assets and liabilities depends on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. Under the assumptions made, the estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position at December 31, 2013 is as follows:

12/31/2013	Total	Less than 1 year	More than 1 year
Deferred tax assets	6,376	1,283	5,093
Deferred tax liabilities	3,063	634	2,429

Deferred tax assets

Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Tax credits for loss carryforwards

The tax group had unused tax loss carryforwards at December 31, 2013 amounting to 10,174 million euros. These losses must be applied within 18 years, according to the following estimated schedule.

	Total	Less than 1 year	More than 1 year
Tax loss carryforwards	10,174	342	9,832

In 2012, subsequent to the inspection by the tax authorities, the tax group in Spain reevaluated its tax credits based on the business plans of the companies in the tax group and the best estimate of taxable income, over a period of time that is in line with the state of the various markets in which they operate. As a result, a reduction of 458 million euros in “Corporate income tax” was recognized in 2012.

In 2013, the tax group’s tax credits were reevaluated using the same criteria as in the prior year, resulting in a reduction in “Corporate income tax” of 190 million euros.

Accordingly, total tax loss carryforwards in Spain in the statement of financial position at December 31, 2013 amount to 1,203 million euros.

The various Group companies in the rest of Europe have recognized 456 million euros of unrecognized tax credits, mainly from the tax loss carryforwards of the Telefónica companies in Germany. Total unrecognized tax credits of these companies amount to 6,408 million euros. These tax credits do not expire.

Recognized tax credits in the consolidated statement of financial arising from the Latin American subsidiaries at December 31, 2013 amounted to 97 million euros. Total unrecognized tax credits in Latin America amount to 615 million euros.

Deductions

The tax group has recognized 244 million euros of unused tax deductions in the consolidated statement of financial position at December 31, 2013, generated primarily from export activity, double taxation and donations to non-profit organizations.

Temporary differences

The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2013 and 2012 are as follows:

Millions of euros	12/31/2013	12/31/2012
Goodwill and intangible assets	1,239	1,172
Property, plant and equipment	651	395
Personnel commitments	1,238	1,412
Provisions	1,017	1,173
Investments in subsidiaries, associates and joint ventures	869	536
Other	1,238	1,568

Total deferred tax assets	6,252	6,256

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2013 Consolidated Financial Statements

Millions of euros	12/31/2013	12/31/2012
Goodwill and intangible assets	1,659	2,538
Property, plant and equipment	1,304	1,212
Provisions	15	403
Investments in subsidiaries, associates and joint ventures	1,323	1,085
Other	638	601

Total deferred tax liabilities	4,939	5,839

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority. At December 31, 2013, deferred tax assets and liabilities amounting to 1,876 million euros were offset (1,051 million euros at December 31, 2012).

The heading for “Other, mainly includes the difference between the accounting and tax values created by the value of financial derivatives at year end (see Note 16).

Tax payables and receivables

Current tax payables and receivables at December 31, 2013 and 2012 are as follows:

Millions of euros	Balance at 12/31/2013	Balance at 12/31/2012
Taxes payable:
Tax withholdings	103	102
Indirect taxes	896	1,110
Social security	152	188
Current income taxes payable	575	698
Other	477	424

Total	2,203	2,522

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2013 Consolidated Financial Statements

Millions of euros	Balance at 12/31/2013	Balance at 12/31/2012
Tax receivables:
Indirect tax	620	848
Current income taxes receivable	870	811
Other	174	169

Total	1,664	1,828

Reconciliation of book profit before taxes to taxable income

The reconciliation between book profit before tax and the income tax expense for 2013, 2012 and 2011 is as follows:

Millions of euros	2013	2012	2011
Accounting profit before tax	6,280	5,864	6,488
Tax expense at prevailing statutory rate	1,935	1,903	1,927
Permanent differences	(124)	307	(22)
Changes in deferred tax charge due to changes in tax rate	(21)	(27)	(26)
Capitalization of tax deduction and tax relief	(146)	(81)	(97)
Use / Capitalization of loss carryforwards	(547)	(404)	(200)
Increase / (Decrease) in tax expense arising from temporary differences	95	(297)	(1,344)
Other	119	60	63
Income tax expense	1,311	1,461	301
Breakdown of current/deferred tax expense
Current tax expense	2,221	1,726	1,557
Deferred tax benefit	(910)	(265)	(1,256)

Total income tax expense	1,311	1,461	301

Tax inspections and tax-related lawsuits

In December 2012 the National Court of Justice issued a ruling on the tax inspection for the years 2001 to 2004, accepting the tax losses incurred by the Group in relation to the transfer of certain interests in TeleSudeste, Telefónica Móviles México and Lycos as tax deductible and rejecting the other allegations. The Company filed an appeal with the Supreme Court on December 28, 2012.

Also in 2012, the tax inspections for all taxes for the years 2005 to 2007 were completed, with the Company signing consent forms for an income tax payment of 135 million euros and non-consent forms for the items which the Company contests. The tax assessment for which a non-consent form was signed did not require payment of any tax because it only proposed a reduction in unused tax loss carryforwards. An appeal was filed with the Large Taxpayers Central Office of the Spanish State Tax Agency requesting this tax assessment be reversed, although no decision on the appeal has been issued as of the date of preparation of these consolidated financial statements.

In July 2013, new inspections of various companies in the 24/90 Tax Group, of which Telefónica, S.A. is the parent were initiated. The taxes and periods subject to review are corporate income tax for the years 2008 to 2011, VAT, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and non-resident income tax for the second half of 2009 and the years 2010 and 2011. It is not expected that these inspections in progress will result in the need to recognize any additional liabilities in the Telefónica Group’s consolidated financial statements.

Meanwhile, Telefónica Brasil has a number of appeals underway regarding the ICMS (similar to VAT levied on telecommunications services). There is a dispute with the Brazilian tax authority over which services should be subject to settlement of this tax, the most significant being the demands of the collection of the ICMS on complementary or auxiliary services to base telecommunications service, such as value added services or the lease of modems. To date, all the related procedures are being contested in all instances (administrative and judicial). The aggregate amount of these assessments, updated to take into account interests, fines and other items, is approximately 2,038 million euros. No provisions have been set aside for these matters, as the risk of them giving rise to liabilities is not probable. Telefónica Brasil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.

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2013 Consolidated Financial Statements

Regarding the Group’s main tax litigation in Peru, on March 20, 2013, notification was received of a first instance court decision upholding Telefónica Peru’s arguments in three of the five objections filed by the authorities and appealed against in higher courts. Both the tax authorities and the company have appealed against the decision in the court of second instance.

The assessment originally raised by the tax authorities amounted to 124 million euros, comprising the tax charge, excluding interest and penalties. At the date of authorization for issue of these Consolidated financial statements, 80 million euros had been paid out (42 million euros of which was for penalty and interest paid in 2013). The Company has also obtained suspensive measures in the amount of 340 million euros within the process of appeals to the Ordinary Court. The Group and its legal advisors believe they have legal grounds to defend the Company’s interests in the appeal that is currently underway.

At the 2013 year end, based on the final outcome of these assessments, and on the lawsuits, and inspections in progress it has not been deemed necessary to recognize additional liabilities in the Telefónica Group’s consolidated financial statements.

Years open for inspection

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, as a result of the tax audit completed in 2012, the main companies of the tax group are open to inspection of corporation tax from 2008 and all other applicable taxes from 2009.

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last seven years in Argentina

•	The last five years in Brazil, Mexico, Uruguay, Colombia and the Netherlands

•	The last four years in Venezuela, Nicaragua, Peru, Guatemala and Costa Rica

•	The last three years in Chile, Ecuador, El Salvador, the United States and Panama

•	In Europe, the main companies have open to inspection the last eight years in the United Kingdom, the last ten years in Germany, and the last four years in the Czech Republic.

The tax audit of the open years is not expected to give rise to additional material liabilities for the Group.

Note 18. Revenue and expenses

Revenues

The breakdown of “Revenues” is as follows:

Millions of euros	2013	2012	2011
Rendering of services	52,386	57,810	58,415
Net sales	4,675	4,546	4,422

Total	57,061	62,356	62,837

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2013 Consolidated Financial Statements

Other income

The breakdown of “Other income” is as follows:

Millions of euros	2013	2012	2011
Own work capitalized	794	822	739
Gain on disposal of companies	63	123	184
Gain on disposal of other assets	336	802	677
Government grants	42	51	62
Other operating income	458	525	445

Total	1,693	2,323	2,107

“Gain on disposal of other assets” includes gains from the sale of telephone towers of 113 million euros, 620 million euros and 564 million euros in 2013, 2012 and 2011, respectively.

Other expenses

The breakdown of “Other expenses” in 2013, 2012 and 2011 is as follows:

Millions of euros	2013	2012	2011
Leases	947	1,159	1,033
Advertising	1,290	1,528	1,457
Other external services	10,590	10,800	10,529
Taxes other than income tax	1,335	1,436	1,328
Change in trade provisions	701	777	818
Losses on disposal of fixed assets and changes in provisions for fixed assets	277	706	43
Other operating expenses	288	399	190

Total	15,428	16,805	15,398

In 2013, “Losses on disposal of fixed assets and changes in provisions for fixed assets” mainly includes the value adjustment on assets allocated to Telefónica Czech Republic amounting to 176 million euros (see Note 2). This heading in 2012 mainly included the impact of the write-offs of the customer portfolio allocated to the business in Ireland for 113 million euros (Note 6) and the related allocated goodwill for 414 million euros (Note 7).

Estimated payment schedule

The estimated payment schedule in millions of euros for the next few years on operating leases and purchase and other contractual commitments (non-cancellable without penalty cost) are as follows:

12/31/2013	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
T. Latin America	5,339	749	1,326	1,193	2,071
T. Europe	3,388	626	880	614	1,268
Others	608	128	169	112	199
Operating lease obligations	9,335	1,503	2,375	1,919	3,538
Purchase and other contractual obligations	5,285	2,272	1,362	735	916

At December 31, 2013, the present value of future payments for Telefónica Group operating leases was approximately 6,868 million euros (3,415 million euros in T. Latin America and 2,934 million in T. Europe).

The main finance lease transactions are described in Note 22.

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2013 Consolidated Financial Statements

Headcount

The table below presents the breakdown of the Telefónica Group’s average number of employees in 2013, 2012 and 2011, together with total headcount at December 31 each year. The employees shown for each subgroup include the Telefónica Group companies with similar activities in accordance with the segment reporting (see Note 4).

	2013		2012		2011
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Europe	52,584	49,761	56,681	55,321	60,796	58,927
Telefónica Latin America	57,688	57,027	58,681	58,282	59,024	59,962
Other companies	19,621	19,942	157,236	19,583	166,325	172,138

Total	129,893	126,730	272,598	133,186	286,145	291,027

Employees corresponding to the Atento business are included in the average headcount until the date of the sale in December 2012 (see Note 2). The average number of employees in 2012 corresponding to the Atento companies sold was 137,454.

Of the final headcount at December 31, 2013, approximately 38.2% are women (37.9% at December 31, 2012).

Depreciation and amortization

The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2013	2012	2011
Depreciation of property, plant and equipment	6,179	6,931	6,670
Amortization of intangible assets	3,448	3,502	3,476

Total	9,627	10,433	10,146

Earnings per share

Basic earnings per share amounts are calculated by dividing the profit for the year attributable to equity holders of the parent, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the year.

There are no dilutive effects inherent in converting potential ordinary shares issued, therefore diluted earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent, adjusted as described in the preceding paragraph, by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2013	2012	2011
Profit attributable to ordinary equity holders of the parent from continuing operations	4,593	3,928	5,403
Adjustment for the net coupon corresponding to other equity instruments	(27)	N/A	N/A

Total profit attributable to equity holders of the parent for basic earnings	4,566	3,928	5,403

Adjustment for dilutive effects of the conversion of potential ordinary shares	—	—	—

Total profit attributable to equity holders of the parent for diluted earnings	4,566	3,928	5,403

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2013 Consolidated Financial Statements

Thousands Number of shares	2013	2012	2011
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	4,519,717	4,495,914	4,583,974
Telefónica, S.A. share option plan.	4,816	1,998	1,702
Weighted average number of ordinary shares (excluding treasury shares) outstanding for diluted earnings per share	4,524,533	4,497,912	4,585,676

The denominators used in the calculation of both basic and diluted earnings per share have been adjusted to reflect any transactions that changed the number of shares outstanding without a corresponding change in equity as if they had taken place at the start of the first period under consideration. This is the case of the bonus share issue held in 2012 to pay the scrip dividend (see Note 12).

There have been no transactions involving existing or potential ordinary shares between the end of the year and the date of preparation of the consolidated financial statements.

Basic and diluted earnings per share attributable to equity holders of the parent are as follows:

Figures in euros	2013	2012	2011 (*)
Basic earnings per share	1.01	0.87	1.18
Diluted earnings per share	1.01	0.87	1.18

(*)	revised data

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2013 Consolidated Financial Statements

Note 19. Share-based payment plans

The main share-based payment plans at year end 2013 are as follows:

a) Telefónica, S.A. share plan: “Performance Share Plan” (PSP)

At the General Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica, S.A. and other Telefónica Group companies. Under this plan, selected participants who met the qualifying requirements were given a certain number of Telefónica, S.A. shares as a form of variable compensation.

The term of the plan is seven years divided into five phases.

The fourth phase expired on June 30, 2012. The maximum number of shares assigned to this phase of the plan was 6,356,597 shares assigned on July 1, 2009, with a fair value of 8.41 euros per share. Delivery of shares was not required at the end of the phase according to the general conditions of the plan; therefore, managers did not receive any shares.

The fifth and last phase of this share plan expired on June 30, 2013, with no shares being awarded, according to the general conditions of the plan. The maximum number of shares assigned to this phase of the plan was as follows:

	No. of shares assigned	Unit fair value	End date
5th phase July 1, 2010	5,025,657	9.08	June 30, 2013

This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 4 million euros, 24 million euros and 41 million euros of employee benefits expenses recorded in 2013, 2012 and 2011, respectively, was made in shareholders’ equity.

In addition to the PSP, during the period 2011-2013 there were three other share-based payment plans linked to the share price, whose impact on the consolidated financial statements of the Group is not significant considered individually or in the aggregate. For informational purposes, these plans are the following:

Plan	Beneficiaries	End date
Performance Cash Plan	Managers of Telefónica Europe	2013
Global Employee Share Plan	Employees of Telefónica worldwide, with certain exceptions	2012
Global Employee Share Plan II	Employees of Telefónica worldwide, with certain exceptions	2014

b) Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan” (PIP)

At the General Shareholders’ Meeting held on May 18, 2011, a new long-term share-based incentive plan called “Performance and Investment Plan” was approved for Telefónica Group directors and executive officers. This plan will take effect following completion of the Performance Share Plan.

Under this plan, a certain number of shares of Telefónica, S.A. will be delivered to plan participants selected by the Company who decide to participate on compliance with stated requirements and conditions.

The plan lasts five years and is divided into three independent phases.

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2013 Consolidated Financial Statements

The first, second and third allocations of shares under this plan were made on July 1, 2011, July 1, 2012 and July 1, 2013. The maximum number of shares assigned (including the amount of co-investment) under the plan and the number of shares outstanding at December 31, 2013 is as follows:

Phase	No. of shares assigned	Outstanding shares at 12/31/13	Unit fair value	End date
1st phase July 1, 2011	5,545,628	4,097,609	8.28	June 30, 2014
2nd phase July 1, 2012	7,347,282	6,500,977	5.87	June 30, 2015
3rd phase July 1, 2013	7,020,473	7,004,547	6.40	June 30, 2016

With respect to the first phase of this plan, Telefónica, S.A. acquired an instrument from a financial institution with the same features of the plan.

This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 39 million euros, 22 million euros and 8 million euros of employee benefits expenses recorded in 2013, 2012 and 2011, respectively, was made in equity.

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2013 Consolidated Financial Statements

Note 20. Cash flow analysis

Net cash from operating activities

In 2013, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) totaling 18,565 million euros, 7.7% less than the 20,104 million euros generated in 2012. This decrease has been negatively affected by the exchange rate evolution.

Net cash flow from operating activities decreased from 15,213 million euros in 2012 to 14,344 million euros in 2013, down 5.7%, after a decrease of 13.0% from 2011 (17,483 million euros) to 2012.

The main items included in the net flow from operations are the following:

•	Cash received from customers decreased by 9.0% to 69,149 million euros (from 75,962 million euros in 2012). The decrease is mainly due to the exchange rate impact, and also to the decrease in the sale of handsets, as a consequence of the elimination of the subsidy and the reduction of the interconnection tariff in Europe, offset by the revenues increase in Latin America and the proactive policy of short term assets management reducing customer financing.

•	Cash payments to suppliers and employees in 2013 amounted to 50,584 million euros, down 9.4% from the 55,858 million euros recorded in 2012. Excluding the exchange rate effect, there is a decrease of 1.9% in payments to suppliers, driven by the new commercial model of cost reductions in Europe and the containment of short term liabilities of the Group, that have offset the increase in commercial activity in Latin America.

•	Cash payments to employees in 2013 (3,960 million euros) decreased by 19.51% from 2012 (4,920 million euros) due to the lower costs associated with the change in average headcount due to the sale of the Atento Group.

•	Cash flows arising from payments of interest and other finance costs and from dividends stood at 2,415 million euros in 2013, down 452 million from 2012. The 15.8% decrease in payments is primarily the result of the 11.4% reduction in the average debt and other non-recurring items.

•	Tax payments amount to 1,806 million euros in 2013, 10.8% lower than those made in 2012 (2,024 million euros). The main reason for this decrease is the reduction in profit, since the non-recurring payments in 2012 of 246 million euros arising from the settlement of tax assessments raised on inspection and court decisions affecting the consolidated tax Group and the return of 284 million euros in 2013 are offset by higher payments on account in Spain in 2013 due to the latest legislative amendments.

In 2012, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) of 20,104 million euros, a decrease of 6.3% from the 21,453 million euros generated in 2011.

The main items included in the net flow from operations are the following:

•	Cash received from customers decreased by 1.63% to 75,962 million euros in 2012 (from 77,222 million euros in 2011). This decrease was primarily due to the adverse macroeconomic situation in Spain, as well as to the reduction in rates to respond to stiff market competition in the region.

•	Cash payments to suppliers and employees in 2012 amounted to 55,858 million euros, up 0.16% from the 55,769 million euros recorded in 2011. Payments to suppliers were in line with those of 2011, due to containment and management of current liabilities which offset the higher payments in order to comply with the Spanish Law on Arrears, as well as to the savings secured through the efficient sales policies.

•	Cash payments to employees in 2012 as compared to 2011 followed the trend resulting from costs associated with the change in average headcount.

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2013 Consolidated Financial Statements

•	Cash flows arising from payments of interest and other finance costs and from dividends stood at 2,867 million euros in 2012, up 856 million from 2011. Of these, approximately 308 million euros relate to non-recurring items (interest payments as part of reorganization of Colombian companies, tax payments in Spain and Peru, and arrangement commissions on financing transactions). The remaining amount was primarily due to higher average debt in 2012 and the increase in costs due to the downward trends in financial markets.

•	Tax payments amounted to 2,024 million euros in 2012, up 3.3% compared to the 1,959 million euros recorded in 2011. This increase was primarily because of payments on account of income tax made in Spain in 2012, in the amount of 247 million euros, and payments derived from settlement of additional tax assessments raised on inspection and court decisions affecting the consolidated tax Group (246 million euros).

Net cash used in investing activities

Net cash used in investing activities increased by 25.7% in 2013 to 9,900 million euros from 7,877 million euros in 2012, mainly due to the decrease in the proceeds on disposal of companies, net of cash and cash equivalents, and the decrease in the amount of payments made on financial investments not included under cash equivalents.

•	Payments on investments in property, plant and equipment and intangible assets totaled 9,674 million euros in 2013, 2.0% higher than 2012 (9,481 million euros). This increase is due to higher purchases of spectrum licenses in Brazil and the United Kingdom, amounting to 531 and 669 million euros, respectively.

•	Proceeds on disposals of property, plant and equipment and intangible assets amounted to 561 million euros in 2013, a decrease of 40.3% mainly due to a reduction in the disposal of non-strategic assets (205 million euros).

•	During the year, proceeds on disposals of companies, net of cash and cash equivalents, amounted to 260 million euros. The most significant divestment was the sale of Hispasat, which entailed a net collection of 123 million euros.

•	During 2013, the payment on investments in companies, net of cash and cash equivalent acquired amounted to 398 million euros, mainly due to the share capital increase in Telco, S.p.A. (324 million euros, see Note 9).

•	Payments on financial investments not included under cash equivalents totaled 386 million euros for 2013, and mainly reflected the acquisition of a Telecom Italia bond for 103 million euros, as well as legal deposits, financial investments by Telefónica insurance companies and options on equity instruments.

•	In 2013, net cash flows in respect of cash surpluses not included under cash equivalents amounted to 314 million euros, in line with the 318 million euros recorded in 2012. Net investments in 2011 amounted to 646 million euros.

Net cash used in investing activities decreased by 37.0% in 2012 to 7,877 million euros from 12,497 million euros in 2011, primarily due to the decrease in payments on investments in companies, net of cash and cash equivalents, and the rise in proceeds on disposals of companies.

•	Payments on investments in property, plant and equipment and intangible assets totaled 9,481 million euros in 2012, 4.4% higher than in 2011 (9,085 million euros). This increase was due to the rise in acquisitions of property, plant and equipment and intangible assets during the period, especially the purchases of spectrum licenses in Spain and Ireland (396 million euros and 126 million euros, respectively).

•	Proceeds on disposals of property, plant and equipment and intangible assets amounted to 939 million euros in 2012, an increase of 15.8% from the 811 million euros recorded in 2011. These proceeds primarily relate to the disposal of non-strategic assets (841 million euros). In 2011, this item amounted to 693 million euros.

•	During the year, proceeds on disposals of companies, net of cash and cash equivalents, amounted to 1,823 million euros. The main divestments were the sale of 4.56% of China Unicom, which entailed a net collection of 1,132 million euros, the sale of Atento, which brought in net proceeds of 602 million euros, and the sale of Rumbo for 24 million euros.

•	Payments on financial investments not included under cash equivalents totaled 834 million euros for 2012, and mainly reflected the investment in Telco, S.p.A. for 277 million euros, as well as legal deposits, financial investments by Telefónica insurance companies and options on equity instruments.

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2013 Consolidated Financial Statements

Net cash used in financing activities

In 2013, net cash used in financing activities amounted to 2,685 million euros, increasing with respect to the previous year (1,243 million euros in 2012), primarily due to the decrease of the proceeds coming from loans, borrowings and promissory notes, as a consequence of a higher activity in the financial markets in previous periods.

•	Transactions with shareholders amounted to 65 million euros in 2013 (656 million in 2012). This difference mainly reflects the sale of 40% of the assets in Guatemala, Nicaragua, El Salvador and Panama that brought in net proceeds of 377 million euros (see Note 2), partially offset by the shares acquired from non-controlling interests mainly by Telefónica Czech Republic (61 million euros), and net payments for transactions with Telefónica, S.A. treasury shares.

•	The proceeds on operations with other equity holders amounted to 2,466 million euros in 2013, and include the amount related to the two issuances of undated deeply subordinated securities of 1,750 and 716 million euros, respectively (see Note 12).

•	In 2013, proceeds from new issues on bonds totaled 5,634 million euros, 30.4% lower than the 2012 proceeds (8,090 million euros), mainly made under the London Stock Exchange’s EMTN program (3,432 equivalent euros) of Telefónica Emisiones. The cancellation of debentures and bonds amounted to 5,667 million euros, a 31.3% increase compared to 2012, related to the maturity of bonds.

•	In 2013, repayment of loans, borrowings and promissory notes amounted to 6,232 million euros (8,041 million euros in 2012) and are mainly related to the maturity of Tranche A1 of the syndicated loan signed by Telefónica, S.A. on July 28, 2010 (1,000 million euros), and also to the reduction of the outstanding principal of Tranche B of the same syndicated loan by 3,000 million euros.

In 2012, net cash used in financing activities decreased by 74.69% to 1,243 million euros (4,912 million euros in 2011), primarily due to the lower outflow of cash for dividend payments following the change in shareholder remuneration policy, whereby optional bonus shares were made available and the dividend scheduled for November 2012 was cancelled.

•	Transactions with shareholders amounted to 656 million euros received in 2012, up from payments of 399 million euros in 2011. This difference mainly reflects the public share offer of Telefónica Germany that brought in net proceeds of 1,429 million euros. In addition, shares acquired from non-controlling interests mainly by Telefónica Czech Republic, entailed a total payment of 99 million euros. Net payments for transactions with Telefónica, S.A. treasury shares stood at 590 million euros.

•	In 2012, proceeds from new issues on bonds totaled 8,090 million euros, 76.6% higher than the 2011 proceeds (4,582 million euros), primarily reflecting new issues made under the London Stock Exchange’s EMTN program. Other transactions include payment of 1,942 million euros for the partial redemption of Telefónica Finance USA, LLC preference shares as part of the redemption of debentures and bonds, as well as proceeds of 1,165 million euros derived from Telefónica, S.A.’s bond issue as part of the same operation.

•	In 2012, proceeds from new issues was offset by repayment of loans, credit facilities and promissory notes, entailing payments of 8,401 million euros, increasing by more than three times than the payments made in 2011 (2,680 million euros), mainly due to the refinancing of tranche D of Telefónica Europe’s syndicated loan, as well as the increase in the loan granted to Telco, S.p.A. for 208 million euros.

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2013 Consolidated Financial Statements

Note 21. Other information

a) Litigation and arbitration

Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.

Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect our financial condition or solvency, regardless the unfavorable outcome in any of them.

The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.m) when the consolidated financial statements for the year ended December 31, 2013 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.

The following unresolved legal proceedings or those underway in 2013 are highlighted (see Note 17 for details of tax-related cases):

Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica

On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. The court rejected this claim and ordered the plaintiffs to pay court costs by a ruling issued on September 21, 2009. The plaintiffs appealed this ruling on December 4, 2009 and Telefónica was notified of such appeal on June 16, 2010. Telefónica opposed to the appeal on January 5, 2011. On April 23, 2013, we were notified a ruling of the Madrid Regional Court dismissing in its entirety the appeal filed by the plaintiffs against the first instance ruling handed down in 2009, confirming the rulings of the decision under appeal and ordering appellants to pay court costs. The ruling became firm on May 29, 2013, with no further appeals possible.

Cancellation of the UMTS licence granted to Quam GMBH in Germany

In December 2004, the German Telecommunications Market Regulator revoked the UMTS licence granted in 2000 to Quam GmbH (“Quam”), in which Telefónica has a stake. After obtaining a suspension of the revocation order, on 16 January 2006, Quam filed a suit against the order with the German courts. This claim sought two objectives: 1) to overturn the revocation order issued by the German Telecommunications Market Regulator, and 2) if this failed, to be reimbursed for the total or partial payment of the original amount paid for the licence, 8,400 million euros.

This claim was rejected by the Cologne Administrative Court. Quam appealed the decision before the Supreme Administrative Court of North Rhine-Westphalia, which also rejected its appeal.

Finally, Quam filed a new claim in third instance before the Federal Supreme Court for Administrative Cases, which was not admitted for processing.

Quam appealed this decision on August 14, 2009. On August 17, 2011, after the oral hearing, the Federal Administrative Court rejected Quam’s appeal at third instance.

In October 2011, Quam filed a constitutional complaint before the German Federal Constitutional Court (Karlsruhe).

Appeal against the European Commission Ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy

On July 9, 2007, Telefónica was notified of the Decision issued by the European Commission (the “EC”) imposing on Telefónica and Telefónica de España, S.A.U. (“Telefónica de España”) a fine of approximately 152 million euros for breach of the former Article 82 of the Treaty Establishing the European Community for not charging equitable prices to whole and retail broadband access services. The court ruled in favor of the EC accusing Telefónica of applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.

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2013 Consolidated Financial Statements

On September 10, 2007, Telefónica and Telefónica de España, S.A.U. filed an appeal to overturn the decision before the General Court of the European Union. The Kingdom of Spain, as an interested party, also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Users (AUSBANC) filed requests to intervene, which the General Court admitted.

In October 2007, Telefónica, S.A. presented a guarantee for an indefinite period of time to secure the principal and interest.

A hearing was held on May 23, 2011, at which Telefónica presented its case. On March 29, 2012 the General Court ruled rejecting the appeal by Telefónica and Telefónica de España, confirming the sanction imposed by the EC. On June 13, 2012, an appeal against this ruling was lodged before the European Court of Justice.

On September 26, 2013 the Attorney General presented its conclusions to the Court stating of a possible breach of the principle of non-discrimination with respect to the sanction and a defective application of the principle of full jurisdiction by the General Court, requesting the return of the lawsuit to the instance.

Appeal against the Decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (“FUST”)

Vivo Group operators, together with other cellular operators, appealed ANATEL’s Decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services – a fund which pays for the obligations to provide universal service - with retroactive application from 2000. On March 13, 2006, the Brasilia Regional Federal Court granted a precautionary measure which stopped the application of ANATEL’s Decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s Decision. ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1. This appeal is pending resolution.

At the same time, Telefónica Brazil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s Decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues and expense in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008 before Brasilia Federal Regional Court no. 1.

No further action has been taken since then. The amount of the claim is quantified at 1% of the interconnection revenues.

Public civil procedure by the São Paulo government against Telefónica Brazil for alleged reiterated malfunctioning in services provided by Telefónica Brazil

This proceeding was filed by the Public Ministry of the State of São Paulo for alleged reiterated malfunctioning in the services provided by Telefónica Brazil, seeking compensation for damages to the customers affected. A general claim is filed by the Public Ministry of the State of São Paulo, for 1,000 million Brazilian reais (approximately 370 million euros), calculated on the company’s revenue base over the last five years.

In April 2010, a ruling in first instance against the Telefónica Group was issued, there will not be a precision of its effects until there is a final ruling, and the total amount of persons affected and party in the procedure is known. At that moment, the amount of the indemnity will be established, ranging between 1,000 million reais and 60 million reais (approximately, between 370 million euros and 22 million euros), depending on the number of parties. On May 5, 2010, Telefónica Brazil filed an appeal before the São Paulo Court of Justice, suspending the effect of the ruling. No further action has been taken since then.

Appeal against the Decision of the European Commission dated January 23, 2013 to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union

On January 19, 2011, the EC initiated formal proceedings to investigate whether Telefónica, S.A. and Portugal Telecom SGPS, S.A. (“Portugal Telecom”) had infringed on European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and owner of Brazilian company Vivo.

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2013 Consolidated Financial Statements

On January 23, 2013, the EC passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica of 67 million euros, as the EC ruled that Telefónica and Portugal Telecom committed an infraction as stipulated in Article 101 of the Treaty on the Functioning of the European Union (“TFUE”) for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.

On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the General Court notified Telefónica of the response issued by the European Commission, in which the EC reaffirmed the main arguments of its ruling and, specially, that Clause Nine is a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.

b) Commitments

Telefónica Internacional, S.A.U. as strategic partner of Colombia Telecomunicaciones, S.A. ESP

Pursuant to amendment nº 1 of the Framework Investment Agreement executed on March 30, 2012, after the closing of the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., the Colombian Government may, at any time, offer to Telefónica all or part of the shares it holds in the company, the latter being obliged to acquire them, (directly or via one of its subsidiaries) provided that any of the following circumstances becomes applicable: (i) Colombia Telecomunicaciones, S.A. ESP fails to meet its payment obligations under the terms of the “Contrato de Explotación”, of two accumulated bi-monthly installments of the consideration fees; (ii) the increase in EBITDA is less than 5.75% in the measurement periods, and provided that during the twelve (12) months following the ordinary shareholders’meetings during which the measurement was made, at least one of the following occurs: 1) Colombia Telecomunicaciones S.A. ESP makes capital investments (CAPEX) exceeding 12.5% of its revenues for services; 2) Colombia Telecomunicaciones S.A. ESP has paid a brand fee or any other type of payment to the Strategic Partner for the use of its brands; or 3) orders and/or pays dividends with the favorable vote of the Strategic Partner.

From January 1, 2013, the Colombian Government can require Telefónica to vote in favor of the register of the shares of Colombia Telecomunicaciones, S.A. ESP in the National Securities and Issuer’s Registry and in the Colombia Stock Exchange.

In addition, if Telefónica decides to dispose or transfer of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP to third parties, Telefónica commits that(i) the acquirer or transferee will be obliged to adhere to the Framework Investment Agreement; and (ii) that the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP held by the Colombian Government at the same price and under the same terms and conditions negotiated with Telefónica, through the legally-established procedure for disposal of shares held by public entities.

Lastly, the Colombian Government will be entitled to subscribe or acquire, at no cost or compensation, a number of shares necessary to bring its aggregate holding in Colombia Telecomunicaciones S.A. ESP up to 3%, depending on the compound growth in EBITDA between 2011 and 2014, the impact of this commitment not being relevant to the consolidated financial statements of the Company.

Atento

As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012 and ratified on December 12, 2012, both companies have signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years.

By virtue of this Agreement, Atento become Telefónica’s preferred Contact Centre and Customer Relationship Management (CRM) service provider, stipulating annual commitments in terms of turnover which updates in line with inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group.

In the case of an eventual failure to meet the annual turnover commitments that could result in a compensation, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contract Centre’s business margin to the final calculation.

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Lastly, the Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe its telecommunications services to Telefónica.

Final and binding agreement with Telekom Deutschland AG in December 2013

Having signed a respective “memorandum of understanding” on May 2, 2013, Telefónica Deutschland and Telekom Deutschland GmbH have entered into a final and binding agreement on December 20, 2013 with regard to fixed-line services. Such agreement foresees the transition from Telefónica Deutschland’s Asymmetrical Digital Subscriber Line (“ADSL”) infrastructure to the advanced network infrastructure of Telekom Deutschland (the so-called “next generation access platform” or NGA platform) and shall enable Telefónica Deutschland to offer its customers high-speed internet products with data transfer rates of up to 100Mbit/s.

In June 2013, the Federal Cartel Office (Bundeskartellamt) has confirmed that the cooperation is not subject to merger control clearance, however, it announced in December 2013 that it would perform a general analysis of impacts to competition, which is expected to be finalized within the first half of 2014. In the proceeding for the regulatory clearance of the envisaged cooperation the Federal Network Agency (Bundesnetzagentur) has published a draft decision on December 17, 2013 by which the proceeding shall be terminated without any remedies. The draft decision has been publicly consulted in Germany and notified to the European Commission. The start of the cooperation is subject to the final decision of the Federal Network Agency once the notification procedure with the European Commission has been finalized. This is expected within the first half of 2014. The completion of the transition to Telekom Deutschland’s NGA platform is expected for 2019.

Agreement for the sale of the stake in Telefónica Ireland, Ltd.

On June 24, 2013, Telefónica reached an agreement with Hutchison Whampoa Group, for the total divestment of the Telefónica Group in the share capital of Telefónica Ireland, Ltd.

The agreed value of the sale equaled 850 million euros, including an initial cash consideration of 780 million euros at closing of the transaction, and an additional deferred payment of 70 million euros based on the completion of agreed financial objectives.

The transaction is subject, among other conditions, to the relevant competition approvals.

Agreement for the acquisition of E-Plus

Telefónica, S.A. and its German listed subsidiary Telefónica Deutschland Holding AG (hereinafter, “Telefónica Deutschland”) on July 23, entered into an agreement (amended on August 26, 2013) with the Dutch company Koninklijke KPN N.V. (hereinafter, “KPN”) under which Telefónica Deutschland committed itself to acquire the shares of the German subsidiary of KPN, E-Plus Mobilfunk GmbH & Co. KG (hereinafter, “E-Plus”), receiving KPN, as consideration, 24.9% of Telefónica Deutschland and 3,700 million euros.

Telefónica committed to subsequently acquire from KPN, 4.4% of Telefónica Deutschland for a total amount of 1,300 million euros, consequently, after the aforementioned acquisition, KPN’s stake in Telefónica Deutschland will be reduced to 20.5%.

Telefónica also committed to subscribe the proportional corresponding share in the capital increase approved by Telefónica Deutschland in the Extraordinary General Meeting held on February 11, 2014, to finance the cash consideration of the transaction.

The closing of this transaction is subject to certain conditions of which only the relevant authorization from the Competition Authority remains.

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Agreement with the shareholders of Telco, S.p.A.

•	On September 24, 2013, Telefónica and the remaining shareholders of the Italian company Telco, S.p.A. (which holds a capital stake of 22.4% of the voting share capital of Telecom Italia, S.p.A.) reached an Agreement by virtue of which:

-	Telefónica subscribed for and paid out a capital increase in Telco, S.p.A., through the contribution of 324 million euros in cash, receiving in return non-voting shares of Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remained unchanged (i.e. 46.18%), although its interest in the total share capital of Telco, S.p.A. has increased to 66%. The current governance structure at Telco, S.p.A. remained unaffected, including the obligation by Telefónica of abstaining from participating or influencing in any decisions which could affect the markets in which both, Telefónica and Telecom Italia, S.p.A., are present.

-	Subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina), Telefónica will subscribe for and pay out a second capital increase in Telco, S.p.A., through the contribution of 117 million euros in cash and will receive in return non-voting shares of Telco, S.p.A. As a result of this second capital increase, the interest of Telefónica in the voting share capital of Telco, S.p.A. will remain unchanged (i.e. 46.18%), although its interest in the total share capital will be then increased to 70%.

-	Starting from January 1, 2014, subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina), Telefónica may convert all or a portion of its non-voting shares in Telco, S.p.A. into voting shares in Telco, S.p.A., representing no more than 64.9% of the voting share capital of Telco, S.p.A.

-	The Italian shareholders of Telco, S.p.A. have granted Telefónica a call option to acquire all of their shares in Telco, S.p.A., whose exercise is subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina). The call option may be exercised by Telefónica starting from January 1, 2014 while the Shareholders Agreement remains in effect, except (i) between June 1, 2014 and June 30, 2014 and between January 15, 2015 and February 15, 2015, and (ii) during certain periods, if the Italian shareholders of Telco, S.p.A. request the demerger of Telco, S.p.A.

As of the date of the preparation of these consolidated financial statements the approvals that are necessary for the implementation of the transactions contemplated in the Agreement dated September 24, 2013, and subscribed between Telefónica and the remaining shareholders of the Italian company Telco S.p.A. have not been obtained yet.

•	On December 4, 2013, the Brazilian Antitrust Regulator, Conselho Administrativo de Defesa Econômica (CADE) announced, the two following decisions:

1.	To approve, with the restrictions mentioned below, the acquisition by Telefónica of the entire participation held by Portugal Telecom, SGPS S.A., and PT Móveis - Serviços de Telecomunicações, SGPS, S.A., (the “PT Companies”) in Brasilcel N.V., which controlled the Brazilian mobile company, Vivo Participações S.A.

It must be noted that such transaction was approved by ANATEL(Brazilian Telecommunications Regulation Authority) and the closing (which did not require CADES´s prior approval at the time), occurred immediately after such ANATEL´s approval, on September 27, 2010.

The above mentioned decision has been granted by CADE conditional on:

(a)	The entry of a new shareholder in Vivo, sharing with Telefónica the control of Vivo in conditions identical to those that were applicable to the PT Companies when they had a participation in Brasilcel N.V., or

(b)	That Telefónica ceases to have any direct or indirect financial interest in TIM Participações S.A.

2.	To impose on Telefónica a fine of 15 million Brazilian Reais, for having allegedly breached the spirit and the goal of the agreement signed between Telefónica and CADE (as a condition to the approval of Telefónica´s original acquisition of an interest in Telecom Italia in 2007), due to the subscription of non-voting shares of Telco on a recent capital increases. This decision also requires Telefónica to divest such non-voting shares of Telco S.p.A.

The timing for the accomplishment of the conditions and obligations imposed by CADE on both decisions was classified by CADE as confidential and reserved information.

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•	On December 13, 2013, Telefónica, S.A. announced, in relation to the two Decisions adopted by CADE on its December 4, 2013 session, that the company considers that the remedies imposed were unreasonable and therefore, is further analyzing the possibility of initiating the appropriate legal actions.

In line with such course of action, and to reinforce our strong commitment with the previous obligations undertaken by Telefónica to remain separate from Telecom Italia’s Brazilian businesses, Telefónica, S.A., highlighted in the aforementioned announcement, that Mr. César Alierta Izuel and Mr. Julio Linares López have decided to resign, with immediate effect, from their positions as Directors of Telecom Italia; and Mr. Julio Linares has decided to resign, with immediate effect, from his position in the slate submitted by Telco, S.p.A. for the potential re-election of the Board of Directors of Telecom Italia in the Shareholders Meeting of the aforementioned company, called for December 20, 2013.

For the same reasons, Telefónica, S.A., indicated that, without prejudice of any of the rights recognized in Telco, S.p.A. Shareholder’s Agreement, has decided for the time being not to avail of its right to appoint two Directors in the Board of Directors of Telecom Italia.

Agreement for the sale of a stake in Telefónica Czech Republic, a.s.

On November 5, 2013, Telefónica reached an agreement with PPF Group N.V. (hereinafter PPF) to sell 65.9% of Telefónica Czech Republic, a.s. (hereinafter Telefónica Czech Republic) for an amount of, approximately, 306 Czech Crowns per share in cash (approximately 2,467 million euros at the date of the agreement).

The agreement stated that aforementioned consideration was to be paid in two tranches:

(i)	2,063 million euros in cash up front at closing of the transaction; and

(ii)	404 million euros in cash as deferred payments over a 4 year period.

Additionally, Telefónica received an amount of 260 million euros corresponding to the distribution to shareholders approved by the General Shareholders Meeting of Telefónica Czech Republic, paid on November 11, 2013.

As a result of this transaction, Telefónica will hold a 4.9% equity stake in Telefónica Czech Republic. In addition, Telefónica will remain as a Company’s industrial and commercial partner for 4 years:

•	Telefónica Czech Republic will be renamed but will continue using the O2 brand for up to four years.

•	The Company will become part of Telefónica’s Business Partners Program.

In connection with this transaction, PPF will launch a Mandatory Tender Offer. Telefónica will maintain its 4.9% but may dispose of the shares upon completion, subject to certain restrictions.

Furthermore, the agreement establishes a put/call option structure in relation to the Telefónica Czech Republic shares which Telefónica holds after 4 years. In addition, the agreement includes tag along/drags along clauses.

The transaction was completed on January 28, 2014, after obtaining the relevant regulatory authorization.

c) Environmental matters

Telefónica has an integrated Green ICT and Environment strategy with three common goals. The first concerns environmental risk management, the second the promoting of internal eco-efficiency, and the third the unlocking of business opportunities to offer end-to-end telecommunications services that support a low-carbon economy.

The Group has an Environmental Policy covering all its companies, as well as a Global Environmental Management System to ensure compliance with local environmental laws and continuously improve management processes. The Climate Change and Energy Efficiency Corporate Office is also responsible for rolling out processes to boost energy efficiency and shrink the Group’s carbon footprint.

d) Auditors’ fees

The expenses accrued in respect of the fees for services rendered to the various member firms of the EY international organization (previously Ernst & Young), of which Ernst & Young, S.L. (the auditors of the Telefónica Group) forms part, amounted to 22.72 million euros and 25.84 million euros in 2013 and 2012, respectively.

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The detail of these amounts is as follows:

Millions of euros	2013	2012
Audit services (1)	21.25	23.84
Audit-related services (2)	1.47	2.00

TOTAL	22.72	25.84

(1)	Audit services: services included under this heading are mainly the audit of the annual and reviews of interim financial statements, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404) and the review of the 20-F report to be filed with the US Securities and Exchange Commission (SEC).
(2)	Audit-related services: This heading mainly includes services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies and the review of corporate responsibility reports.

EY has not rendered tax services or any other service other than those mentioned above to Telefónica Group companies.

The expenses accrued in respect of the fees for services rendered to other auditors in 2013 and 2012 amounted to 43.86 million euros and 40.68 million euros, respectively, as follows:

Millions of euros	2013	2012
Audit services	1.11	1.04
Audit-related services	0.36	1.73
Tax services	7.59	5.47
All other services (consulting, advisory, etc.)	34.80	32.44

TOTAL	43.86	40.68

e) Trade and other guarantees

The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids (see Note 16) and in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees and deposits issued.

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f) Directors’ and Senior Executives’ compensation and other benefits

Board of Directors’ compensation

The compensation of Telefónica members of the Board of Directors is governed by Article 35 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the directors. This compensation, as established in said article of the Bylaws, is compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Accordingly, the shareholders, at the Annual General Shareholders Meeting held on April 11, 2003, set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros, including a fixed payment and fees for attending meetings of the Board of Director’s Advisory or Control Committees. Total compensation paid to Telefónica’s Directors for discharging their duties in 2013 amounted to 3,516,669 euros in fixed compensation and attendance fees.

The compensation of Telefónica, S.A. directors in their capacity as members of the Board of Directors, the Executive Commission and/or the Advisory and Control Committees consists of a fixed amount payable monthly, and fees for attending the meetings of the Board’s Advisory or Control Committees. Executive Directors other than the Chairman do not receive any amounts for their directorships, but only the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

It is hereby stated that the Company’s Board of Directors, at its meeting of July 25, 2012, agreed to a 20% reduction of the amounts that the Board members receive for discharging their duties.

The tables below presents the fixed amounts established in 2013 for membership to Telefónica’s Board of Directors, Executive Commission and Advisory or Control Committees and the attendance fees of the Advisory or Control Committees.

Compensation of members of the Board of Directors and Board Committees

Amounts in euros
Position	Board of Directors	Executive Committee	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice Chairman	200,000	80,000	—
Executive	—	—	—
Proprietary	120,000	80,000	11,200
Independent	120,000	80,000	11,200
Other external	120,000	80,000	11,200

(*)	In addition, the amounts paid for attendance to each of the Advisory or Control Committee’s meetings is 1,000 euros.

Individual breakdown

Appendix II provides a detail by individual, by compensation item, of the compensation and benefits paid by Telefónica, S.A. and other companies of the Telefónica Group to members of the Company’s Board of Directors in 2013.

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g) Equity investments and positions held and duties performed in companies engaging in an activity that is identical, similar or complementary to that of the Company

Pursuant to Section 229 of the consolidated Corporate Enterprises Act, introduced by Royal Legislative Decree 1/2010 of July 2, details are given below of (i) the direct and indirect interests held by members of the Board of Directors of Telefónica, S.A., and by persons related thereto as set out in Section 231 of the consolidated Corporate Enterprises Act and (ii) the positions or duties carried out by those individuals, both of the foregoing in respect to companies with the same, analogous, or similar corporate purpose as that of Telefónica, S.A.

Name	Activity performed	Company	Position or functions	Stake (%) (*)
Mr. Isidro Fainé Casas	Telecommunications	Abertis Infraestructuras, S.A.	Vice Chairman 1º	< 0.01%
Mr. Isidro Fainé Casas	Telecommunications	Telecom Italia, S.p.A.	—	< 0.01	%(**)
Mr. Carlos Colomer Casellas	Telecommunications	Abertis Infraestructuras, S.A.	Director	—
Mr. Luiz Fernando Furlán	Telecommunications	Abertis Infraestructuras, S.A.	Advisory Board Member	—

(*)	Shareholding of less than 0.01% of share capital indicated by “<0.01%”.
(**)	Shareholding of the total number of ordinary shares.

Information on Board member Chang Xiaobing, Executive Chairman of China Unicom (Hong Kong) Limited, is not included in this section given that:

•	In accordance with Article 33 of the Company’s Bylaws, whereby “(…) the following shall not be deemed to be in a situation of effective competition with the Company, even if they have the same or a similar or complementary corporate purpose: (…) companies with which Telefónica, S.A. maintains a strategic alliance”, Mr. Xiaobing’s interests are not in conflict with those of Telefónica, S.A.

•	Mr. Xiaobing holds no stakes in the capital of the companies in which he is a Board member (Section 229 of the Corporate Enterprises Act).

In addition, for information purposes, details are provided below on the positions or duties performed by members of the Board of Directors of Telefónica, S.A. in those companies whose activity is identical, similar or complementary to the corporate purpose of the Company, of any Telefónica Group company, or of any company in which Telefónica, S.A. or any of its Group companies holds a significant interest whereby it is entitled to board representation in those companies or in Telefónica, S.A.

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Name	Company	Position or functions
Mr. César Alierta Izuel	China Unicom (Hong Kong) Limited	Director

Mr. Alfonso Ferrari Herrero	Telefónica Chile, S.A.	Acting Director

Mr. Francisco Javier de Paz Mancho	Telefónica Brasil, S.A.	Director
	Telefónica de Argentina, S.A.	Director

Mr. José Fernando de Almansa Moreno-Barreda	Telefónica Brasil, S.A.	Director
	Telefónica Móviles México, S.A. de C.V.	Director

Mr. Gonzalo Hinojosa Fernández de Angulo	Telefónica del Perú, S.A.A.	Director

Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director

Ms. María Eva Castillo Sanz	Telefónica Czech Republic, a.s.	Chairwoman of Supervisory Board (1)
	Telefónica Europe, Plc.	Chairwoman
	Telefónica Deutschland Holding, A.G.	Chairwoman of Supervisory Board
	Tuenti Technologies, S.L.	Chairwoman

Mr. Santiago Fernández Valbuena	Telefónica Internacional, S.A.	Chairman
	Telefónica América, S.A.	Chairman
	Telefónica Brasil, S.A.	Vice Chairman
	Telefónica Móviles México, S.A. de C.V.	Vice Chairman
	Colombia Telecomunicaciones, S.A., E.S.P.	Director
	Telefónica Chile, S.A.	Acting Director
	Telefónica Capital, S.A.	Sole Director

Mr. Chang Xiaobing	China United Network Communications Group Company Limited	Chairman
	China United Network Communications Corporation Limited	Chairman
	China Unicom (Hong Kong) Limited	Executive Chairman
	China United Network Communication Limited	Chairman

(1)	On January 29, 2014, Ms. Eva Castillo Sanz resigned from the position of Chairwoman of the Supervisory Board of Telefónica Czech Republic, a.s.

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Note 22. Finance leases

a) Finance lease agreement at Colombia Telecomunicaciones, S.A., ESP.

The Group, through its subsidiary Colombia Telecomunicaciones, S.A., ESP, has a finance lease agreement with PARAPAT, the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia Telecomunicaciones, S.A., E.S.P., and which regulated the operation of assets, goods and rights relating with the provision of telecommunications services by the company, in exchange for financial consideration.

This agreement includes the transfer of these assets and rights to Colombia Telecomunicaciones, S.A., ESP once the last installment of the consideration has been paid in line with the payment schedule:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	104	6	110
From one to five years	538	203	741
More than five years	809	1,603	2,412

Total	1,451	1,812	3,263

The net amount of property, plant and equipment recorded under the terms of this lease was 310 million euros at December 31, 2013.

b) Other finance leases

The payment schedule of finance leases of the Telefónica Group, excluding Colombia Telecomunicaciones, S.A. ESP., is as follows:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	138	2	140
From one to five years	106	22	128
More than five years	113	319	432

Total	357	343	700

At December 31, 2013 net assets under these leases amounting to 153 million euros were recognized under property, plant and equipment.

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Note 23. Events after the reporting period

The following events regarding the Telefónica Group took place between December 31, 2013 and the date of authorization for issue of the accompanying consolidated financial statements:

Financing

On January 31, 2014, Telefónica Emisiones, S.A.U. redeemed 296 million pounds sterling (equivalent to 355 million euros) of its notes, issued on December 28, 2006. The notes were guaranteed by Telefónica, S.A.

On February 3, 2014, Telefónica Emisiones, S.A.U. redeemed 2,000 million euros of its notes, issued on February 3, 2009. The notes were guaranteed by Telefónica, S.A.

On February 7, 2014, Telefónica Emisiones, S.A.U. redeemed 1,500 million euros of its notes, issued on February 7, 2007. The notes were guaranteed by Telefónica, S.A.

On February 7, 2014, Telefónica, S.A. made an early repayment for 923 million euros of its syndicated loan (Tranche D2) dated March 2, 2012 (originally scheduled to mature on December 14, 2015).

On February 7, 2014, Telefónica Europe, B.V. made an early repayment for 801 million euros of its syndicated loan (Tranche D1) dated March 2, 2012 (originally scheduled to mature on December 14, 2015).

On February 10, 2014, O2 Telefónica Deutschland Finanzierungs, GmbH issued seven-year notes in an aggregate principal amount of 500 million euros maturing on February 10, 2021, and with an annual interest rate of 2.375%. These notes are guaranteed by Telefónica Deutschland Holding, A.G.

On February 18, 2014, Telefónica, S.A. signed a 3,000 million euros syndicated revolving credit facility maturing on February 18, 2019. This agreement would enter into effect on February 25, 2014 cancelling the 3,000 million euros syndicated credit facility signed on July 28, 2010 (originally scheduled to mature in 2015).

Sale of Telefónica Czech Republic

On January 28, 2014 after obtaining the relevant regulatory approval the sale of Telefónica Czech Republic was completed. Subsequent to the sale, Telefónica holds a 4.9% stake in Telefónica Czech Republic, a.s.

New exchange rate regime in Venezuela

On January 24, 2014, Exchange Agreement No. 25 came into force, which regulates the sale of foreign currency in the Republic of Venezuela for certain sectors and items. This Agreement does not amend the exchange rate of 6.30 bolivars per US dollar, which has applied since Exchange Agreement No. 14 was approved on February 8, 2013, except for: (i) cash for travelling abroad and remittances to individuals domiciled abroad; (ii) payment of operations inherent to national civil aviation and the international air transportation public service; (iii) operations inherent to the insurance activity; (iv) leasing and service agreements, agreements for the import of intangible assets, payments of rental contracts for networks, and payments corresponding to the telecommunications sector; and (v) foreign investments and payments of royalties, use and exploitation of patents, trademarks and franchises, as well as technology import and technical assistance agreements.

Requests for the liquidation in US dollars of the aforementioned concepts will be settled, at the foreign exchange rate resulting from the allocations conducted through the Complementary System for Administration of Foreign Currency (SICAD). The SICAD allocation as of January 15, 2014 resulted in an exchange rate of 11.36 bolivars per US dollar. Nonetheless, the said Agreement stipulates that the liquidation of foreign currency operations requested before the Central Bank of Venezuela before Exchange Agreement No. 25 came into force, will be settled at the exchange rate established in the February 8, 2013 Exchange Agreement, i.e. at a rate of 6.30 bolivars per US dollar.

The change to the currency exchange system introduced in the aforesaid Agreement will take effect in the Telefónica Group’s consolidated financial statements from the moment it comes into force, on January 24, 2014. It is therefore a subsequent event that does not impact the consolidated financial statements, as the previous exchange rate of 6.30 bolivars per US dollar was in force at 2013 year end and up to January 24, 2014 for all foreign currency transactions.

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The main aspects to be considered in 2014 are as follows. In order to estimate the impacts in euros, the rate used is the exchange rate resulting from the SICAD allocation as of January 15, 2014, amounting to 11.36 bolivars per US dollar, which will vary throughout 2014.

•	The decrease of the Telefónica Group’s net assets in Venezuela as a result of the conversion to euros at the new exchange rate with a balancing entry in Group equity of approximately 1,800 million euros, based on the net assets as at December 31, 2013.

•	As part of the decrease mentioned in the preceding paragraph, the value in euros of the net financial assets denominated in bolivars will decrease by approximately 1,200 million euros, as per the balance as of December 31, 2013.

On the other hand, it should be noted that Exchange regulations in Venezuela are in constant evolution. Thus, on February 20, 2014, the Government of Venezuela announced a complementary currency system identified as “SICAD 2”, in addition to those already in existence, which will revoke the Act of Illicit Exchange (“Ley de Ilícitos Cambiarios”) and will create an alternate market with bands of exchange rates, which will be regulated by the Central Bank of Venezuela. However, as of the date of authorization for issue of these consolidated financial statements, the system described in such announcement or the corresponding measures have not yet been formalized.

Organizational Restructuring of the Telefónica Group

On February 26, 2014, the Board of Directors of Telefónica, S.A. approved the implementation of a new organizational structure completely focused on clients and which incorporates the digital offering as the main focus for commercial policies. The structure gives greater visibility to local operators, bringing them closer to the corporate decision-making centre, simplifying the global structure and strengthening the transverse areas to improve flexibility and agility in decision making.

Within this framework, Telefónica has created the role of the Chief Commercial Digital Officer, who will be responsible for fostering revenue growth. On the cost side, the Company has strengthened the role of the Chief Global Resources Officer. Both Officers will report directly to the Chief Operating Officer (COO), as well as the local operators in Spain, Brazil, Germany and the United Kingdom, in addition to the Latin American unit, now without Brazil.

The new model integrates the activities carried out to date by Telefónica Digital, Telefónica Europe and Telefónica Latin America into the Global Corporate Centre, thus simplifying the organization.

Note 24. Additional note for English translation

These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Appendix I: Changes in the consolidation scope

The following changes took place in the consolidation scope in 2013:

Telefónica Europe

In June 2013, Telefónica reached an agreement to sell its entire stake in the share capital of Telefónica Ireland, Ltd. Completion of the transaction is subject, among other conditions, to obtaining the pertinent authorizations from the competition authorities (see Note 2). On November 5, 2013, Telefónica also signed an agreement to sell 65.9% of the share capital of Telefónica Czech Republic, a.s. to PPF Group N.V.I. (see Note 21.b). The transaction was completed on January 28, 2014 once the pertinent regulatory authorization was obtained (see Note 23).

Both companies continued to be included in the consolidations scope of the Telefónica Group in 2013, although the consolidated assets and liabilities included in the sales were recognized under “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale”, respectively, in the consolidated statement of financial position at December 31, 2013 (see Note 2).

In October, Telefónica Remesas, S.A. was liquidated and removed from the consolidation scope.

The sale of T. Germany Online Services GmbH was recognized on October 31, 2013, which generated a gain of 30 million euros. This company, which had been fully consolidated, was removed from the consolidation scope.

In November 2013, T. Móviles España, S.A.U. acquired the remaining shares it did not previously hold in Tuenti Technologies, S.L., thereby obtaining a 100% stake. The Group continues to consolidate this company using the full consolidation method.

Telefónica Latin America

On August 2, 2013 Telefónica completed the sale of 40% of its subsidiaries in Guatemala, El Salvador, Nicaragua and Panama to Corporación Multi Inversiones (see Note 2). The sale was executed by means of the creation of a new company, Telefónica Centroamérica Inversiones, S.L., to which Telefónica contributed its stakes in the subsidiaries in Guatemala, Panama, El Salvador and Nicaragua in exchange for a 60% stake in this company (Note 5). The Group consolidates this company using the full consolidation method.

Other companies

In April, Telefónica de Contenidos, S.A.U. completed the sale of its remaining stake in Hispasat, S.A., i.e. 19,359 shares, to Eutelsat Services & Beteiligungen, GmbH for a total of 56 million euros.

On September 24, 2013, Telefónica and the other shareholders of the Italian company Telco, S.p.A. reached an agreement whereby Telefónica, S.A. subscribed and paid out a share capital increase in Telco, S.p.A., through a cash contribution of 324 million euros, in exchange for shares with voting rights in Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remains unchanged, although its interest in the total share capital of Telco, S.p.A. grew to 66% (see Note 2). Telco, S.p.A. is still included in the consolidation scope using the equity method.

In September, the company Ecosistema Virtual Para la Promoción del Comercio, S.L. was incorporated, in which Telefónica Digital España, S.L. holds a 33% interest. The other shareholders are, with equal stakes, Banco Santander, S.A. and Caixa Card 1 Establecimiento Financiero de Crédito, S.A.U.

In 2013, the companies Telefónica On the Spot Soluciones Digitales, S.A. de C.V. (México) and Telefónica On The Spot Services Soluciones Digitales Perú, S.A.C. were incorporated, which are wholly-owned by Telefónica On the Spot Services.

In 2013, the companies Telefónica Learning Services Chile SpA, Telefónica Learning Services Chile Capacitación Ltda., Telefónica Learning Services Colombia SAS, Telefónica Learning Services Perú, SAC and Telefónica Serviços de Ensino, Ltda. (Brasil) were incorporated, which are solely owned by Telefónica Learning Services.

Telefónica, S.A.    101

2013 Consolidated Financial Statements

In 2013, Telefónica Global Solutions Pánama, S.A. (wholly-owned by TIWS América, S.A.) and Telefónica Global Solutions, Singapore PTE. LTD. (wholly-owned by TIWS II, S.L.) were incorporated.

In 2013, the company Estrella Soluciones Prácticas, S.A. was incorporated through the spin-off of Telefónica Móviles Soluciones y Aplicaciones, S.A. The sale of Estrella Soluciones Prácticas, S.A. to Amdocs Chile SpA was formalized in December, whereby it was removed from the consolidation scope.

The following changes took place in the consolidation scope in 2012:

Telefónica Latin America

On April 23, 2012, the Panamanian company Telefónica Centroamérica, S.A. was incorporated with authorized capital of 50,000 US dollars. Telefónica Centroamérica, S.A. is equally owned by Telefónica Móviles El Salvador, S.A. de C.V., Telefónica Móviles Guatemala, S.A. Telefónica Móviles Panamá, S.A., Telefónica Celular de Nicaragua, S.A. and Telefónica de Costa Rica, S.A. (20% interest each), and was included in the Telefónica Group using the full consolidation method.

In June 2012, Telefónica Móviles Chile, S.A. and Inversiones Telefónica Móviles Holding, S.A., the shareholders of Telefónica Móviles Chile Inversiones, S.A., agreed to change the company’s name to Wayra Chile Tecnología e Innovación Limitada. The Telefónica Group continues to consolidate this company using the full consolidation method.

The merger of Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones, S.A. ESP was completed on June 29, 2012. Following the merger, the Telefónica Group holds (directly and indirectly) a 70% interest in Colombia Telecomunicaciones, S.A. ESP. This company continues to be fully consolidated within the Telefónica Group.

On July 18, 2012, the subsidiary TEM Puerto Rico Inc. was wound up, effective as of December 31, 2011. This company, which was fully consolidated in the Telefónica Group, was removed from the consolidation scope.

In October and November 2012, respectively, Telefónica América, S.A. and Telefónica Latinoamérica Holding, S.L. were incorporated in Spain. Both companies are owned by Telefónica Internacional, S.A. (50% interest) and Telefónica, S.A. (50% interest). On December 13, 2012, Telefónica, S.A. and Telefónica Internacional, S.A.U. carried out a capital increase in Telefónica Latinoamérica Holding, S.L. Telefónica, S.A. subscribed to this increase by contributing shares of Latin America Cellular Holdings, B.V., while Telefónica Internacional, S.A.U. subscribed through a monetary contribution. Following the capital increase, Telefónica, S.A. holds a 94.59% stake in Telefónica Latinoamérica Holding, S.L., and Telefónica Internacional, S.A.U. holds a 5.41% interest. Both Telefónica América, S.A. and Telefónica Latinoamérica Holding, S.L. are fully consolidated within the Telefónica Group.

In November 2012, Telefónica Chile Holdings B.V. was incorporated in the Netherlands, by sole shareholder Telefónica, S.A. The new company fully consolidated within the Telefónica Group.

Telefónica Europe

On July 25, 2012, Acens Technologies, S.L. approved the merger by absorption of Interdomain, S.A., with the absorbed company being wound up but not liquidated and the en bloc transfer of all its assets and liabilities to Acens Technologies, S.L. Interdomain.

In July 2012, Telefónica Czech Republic, a.s. acquired 100% of Bonerix Czech Republic s.r.o. The company was included in the Telefónica Group’s consolidation scope using the full consolidation method.

Also in July 2012, Telefónica O2 Business Solutions, spol. s r.o. was absorbed by Telefónica Czech Republic, a.s.

Through a public offering carried out in October 2012, Telefónica, S.A. sold a 23.17% interest in Telefónica Deutschland Holding, A.G., for 1,449 million euros. Following the sale, the investment continues to be fully consolidated in the Telefónica Group.

Telefónica UK, Ltd. and Vodafone UK, Ltd. incorporated a joint venture in November 2012 called Cornerstone Telecommunications Infrastructure Limited, with a 50% interest held by each of these companies. Both Telefónica UK and Vodafone UK contributed to the joint venture the basic network infrastructure they already shared.

Telefónica, S.A.    102

2013 Consolidated Financial Statements

Other companies

In March 2012, the company Wayra Brasil Aceleradora de Projetos Ltda. was incorporated in Brazil. This company was included in the Telefónica Group’s consolidation scope using the full consolidation method.

In March 2012, Media Networks Brasil Soluçoes Digitais Ltda. was incorporated. This company h included in the Telefónica Group’s consolidation scope using the full consolidation method.

Also in March 2012, the Peruvian company Media Networks Latin America, S.A.C., a subsidiary of Telefónica Internacional, S.A.U., incorporated the Brazilian company Media Networks Brasil Soluçoes Digitais Ltda. This company was included in the Telefónica Group’s consolidation scope using the full consolidation method.

Telefónica Digital Venture Capital, S.L.U. was incorporated in March 2012 with initial share capital of 3,000 euros, subscribed and fully paid by Telefónica Digital Holdings, S.L.U. The company was fully consolidated in the Telefónica Group.

On June 10, 2012, Telefónica, S.A. through its subsidiary Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited, through a wholly-owned subsidiary, signed the definitive agreement for the purchase by the latter of 1,073,777,121 shares in China Unicom (Hong Kong) Limited owned by Telefónica, equivalent to 4.56% of that company’s total capital.

The company, in which Telefónica holds a 5.01% interest after the sale, continues to be accounted for in the Telefónica Group using the equity method.

In June 2012, the company Telefónica Gestión Integral de Edificios y Servicios, S.L. was created through the partial spin-off of Telefónica Servicios Integrales de Distribución, S.A.U. and the spin-off of the activity branch of Telefónica Gestión de Servicios Compartidos España, S.A. The new company was fully consolidated in the Telefónica Group.

In October 2012, the Telefónica Group sold its 50% stake in Red Universal de Marketing y Bookings Online, S.A. This company, which was proportionately consolidated in the Telefónica Group, was removed from the scope of consolidation.

On October 22, 2012, Jajah Inc. acquired 100% of Tokbox Inc. for 12 million dollars. This company was included in the Telefónica Group’s consolidation scope using the full consolidation method.

In December 2012, the Group completed the sale of the Atento business to a group of companies controlled by Bain Capital. The companies comprising this business, which were previously included in the Telefónica Group using the full consolidation method, were removed from the consolidation scope (Note 2).

On December 28, 2012, Telefónica de Contenidos, S.A.U. formalized the transfer to Abertis Telecom, S.A. of 23,343 shares in Hispasat, S.A. for a total cash price of 68 million euros.

In December 2012, Telefónica Digital España, S.L.U. acquired a 50.0002% interest in the Brazilian company Axismed – Gestao Preventiva da Saúde, S.A. for 10.9 million Brazilian reais. This company was included in the Telefónica Group’s consolidation scope using the full consolidation method.

The Peruvian company TGestiona Logística, S.A.C. was incorporated through the en bloc spin-off of assets and liabilities from the logistics business line of Telefónica Gestión de Servicios Compartidos Perú, S.A.C. In December 2012, this company was fully consolidated as part of the Telefónica Group.

Telefónica, S.A.    103

2013 Consolidated Financial Statements

Appendix II: Board of Director’s Compensation

TELEFÓNICA, S.A.

(Euros)

Director	Wage / Compensation[1]	Fixed payment[2]	Attendance fees[3]	Short term variable compensation[4]	Fixed payments Board Committees[5]	Other items[6]	Total
Mr. César Alierta Izuel	2,230,800	240,000	—	3,497,448	80,000	204,655	6,252,903
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	8,000	288,000
Mr. José María Abril Pérez	—	200,000	8,000	—	95,867	—	303,867
Mr. Julio Linares López	—	200,000	7,000	—	19,600	—	226,600
Mr. José María Alvarez-Pallete López	1,923,100	—	—	1,626,713	—	128,330	3,678,143
Mr. Fernando de Almansa Moreno-Barreda	—	120,000	17,000	—	38,267	8,000	183,267
Ms. Eva Castillo Sanz	1,264,000	—	—	323,647	—	49,741	1,637,388
Mr. Carlos Colomer Casellas	—	120,000	25,000	—	139,733	8,000	292,733
Mr. Peter Erskine	—	120,000	29,000	—	124,800	—	273,800
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—	—
Mr. Alfonso Ferrari Herrero	—	120,000	44,000	—	163,067	8,000	335,067
Mr. Luiz Fernando Furlán	—	120,000	—	—	4,667	—	124,667
Mr. Gonzalo Hinojosa Fernández de Angulo	—	120,000	44,000	—	159,334	8,000	331,334
Mr. Pablo Isla Álvarez de Tejera	—	120,000	9,000	—	35,467	—	164,467
Mr. Antonio Massanell Lavilla	—	120,000	17,000	—	56,000	8,000	201,000
Mr. Ignacio Moreno Martínez	—	120,000	9,000	—	19,600	—	148,600
Mr. Javier de Paz Mancho	—	120,000	13,000	—	118,267	—	251,267
Mr. Chang Xiaobing	—	120,000	—	—	—	—	120,000

1	Wage: Non-variable compensation accrued by the Director for discharging executive duties.
2	Fixed Payment: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Board of Directors, irrespective of affective attendance by the Director at Board Meetings.
3	Attendance fees: Amounts payable for attendance to meetings of the Advisory or Control Committees, and the various Regional Advisory Committees in Spain (Valencia, Andalusia and Catalonia)
4	Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) for a period equal to or up to a year, corresponding to 2012 and paid in 2013. It is stated Ms. Eva Castillo Sanz was appointed Chairwoman of Telefónica Europe on September 17, 2012, date of commencement, therefore, of her executive duties within Telefónica Group. Concerning the bonus referred to 2013, to be paid during 2014, the Executive Directors will perceive the following amounts: Mr. César Alierta Izuel 3,050,000 Euros, Mr. José María Álvarez-Pallete López 2,900,000 Euros and Mrs. Eva Castillo Sanz 1,463,712 Euros.
5	Fixed Payment Board Committees: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Executive Committee or Advisory or Control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.
6	Other items: Includes, inter alia, amounts paid for membership of the Regional Advisory Committees in Spain (Valencia, Andalusia and Catalonia) and other “in- kind compensation” (such as general medical insurance and dental coverage), paid by Telefónica, S.A .

Telefónica, S.A.    104

2013 Consolidated Financial Statements

In addition, to detail the amounts included in the preceding table, the following table presents the specific compensation paid to Directors of Telefónica for membership of the various Advisory or Control Committees in 2013, including both fixed payments and fees for attending meetings:

TELEFÓNICA, S.A. ADVISORY OR CONTROL COMMITTEES

(Euros)

Director	Audit and Control	Nomination, Compensation and Corporate Governance	Human Resources, Reputation and Corporate Responsibility[1]	Regulation	Service Quality and Customer Service	International Affaires[1]	Innovation	Strategy	Institutional Affaires[1]	TOTAL 2013
Mr. César Alierta Izuel	—	—	—	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	5,667	18,200	—	—	23,867
Mr. Julio Linares López	—	—	—	—	—	—	—	9,533	17,067	26,600
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—	—	—	—
Mr. José Fernando de Almansa Moreno-Barreda	—	—	—	14,200	—	10,334	—	20,200	10,533	55,267
Ms. Eva Castillo Sanz	—	—	—	—	—	—	—	—	—	—
Mr. Carlos Colomer Casellas	19,933	18,200	—	—	13,200	—	33,400	—	—	84,733
Mr. Peter Erskine	—	22,200	—	—	—	—	20,200	31,400	—	73,800
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—	—	—	—	—
Mr. Alfonso Ferrari Herrero	21,200	33,400	6,667	14,200	14,200	5,667	—	20,200	11,533	127,067
Mr. Luiz Fernando Furlán	—	—	—	—	—	4,667	—	—	—	4,667
Mr. Gonzalo Hinojosa Fernández de Angulo	24,933	22,200	6,667	17,933	13,200	5,667	—	21,200	11,533	123,334
Mr. Pablo Isla Álvarez de Tejera	—	20,200	4,667	14,933	4,667	—	—	—	—	44,467
Mr. Antonio Massanell Lavilla	19,200	—	4,667	—	25,400	—	15,200	—	8,533	73,000
Mr. Ignacio Moreno Martínez	10,533	—	—	9,533	8,533	—	—	—	—	28,600
Mr. Francisco Javier de Paz Mancho	—	—	11,333	14,200	8,533	5,667	—	—	11,533	51,267
Mr. Chang Xiaobing	—	—	—	—	—	—	—	—	—	—

1	The Human Resources, Reputation and Corporate Responsibility Committee and International Affairs Committee were disbanded on May 31, 2013. The Institutional Affairs Committee was established on the same date.

Telefónica, S.A.    105

2013 Consolidated Financial Statements

On the other hand, the following table presents an individual breakdown of the amounts received from other Telefónica Group companies other than Telefónica, S.A., by Company’s Directors for discharging executive duties or for membership of the companies’ governing bodies and/or Advisory Boards of such companies:

OTHER TELEFÓNICA GROUP COMPANIES

(Euros)

Director	Wage / Compensation[1]	Fixed payment[2]	Attendance fees[3]	Short term variable compensation[4]	Fixed payments Board Committees[5]	Other items[6]	Total
Mr. César Alierta Izuel	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. Julio Linares López	—	—	—	—	—	300,000	300,000
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. José Fernando de Almansa Moreno-Barreda	—	163,427	—	—	—	120,000	283,427
Ms. Eva Castillo Sanz	—	38,353	—	—	—	—	38,353
Mr. Carlos Colomer Casellas	—	—	—	—	—	70,000	70,000
Mr. Peter Erskine	—	—	—	—	—	74,202	74,202
Mr. Santiago Fernández Valbuena	1,287,446	—	—	1,360,418	—	198,267	2,846,131
Mr. Alfonso Ferrari Herrero	—	75,531	—	—	—	120,000	195,531
Mr. Luiz Fernando Furlán	—	95,324	—	—	—	160,000	255,324
Mr. Gonzalo Hinojosa Fernández de Angulo	—	21,876	—	—	—	90,000	111,876
Mr. Pablo Isla Álvarez de Tejera	—	—	—	—	—	—	—
Mr. Antonio Massanell Lavilla	—	—	—	—	—	60,000	60,000
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	128,248	—	—	—	120,000	248,248
Mr. Chang Xiaobing	—	—	—	—	—	—	—

1	Wage: Non-variable compensation accrued by the Director for discharging executive duties of any Telefónica Group company.
2	Fixed Payment: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Board of Directors, irrespective of affective attendance by the Director at Board Meetings of any Telefónica Group company.
3	Attendance fees: Amounts payable for attendance to meetings of the Board of Directors or similar bodies of any Telefónica Group company.
4	Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year referred to 2012 and paid during 2013 by any Telefónica Group Company. Concerning the bonus referred to 2013, the amount that will perceive the Executive Director Mr. Santiago Fernández Valbuena is 1,441,424 Euros.
5	Fixed Payment Board Committees: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Executive Committee or Advisory or Control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.
6	Other items: Includes, inter alia, amounts paid for membership of Regional and Business Advisory Committees (Europe, Latam and Digital) and other “in- kind compensation” (such as general medical insurance and dental coverage), paid by any Telefónica Group Company.

Telefónica, S.A.    106

2013 Consolidated Financial Statements

Furthermore, as explained in the Compensation policy section, Executive Directors receive a series of employee benefits. The following table presents a breakdown of contributions made in 2013 by the Company to long-term savings schemes (Pension Plans and Pension Plan for Senior Executives):

LONG-TERM SAVINGS SCHEMES

(Euros)

Director	Contributions 2013 by the Company
Mr. César Alierta Izuel	1,023,193
Mr. José María Álvarez-Pallete López	550,436
Ms. Eva Castillo Sanz	393,796
Mr. Santiago Fernández Valbuena	142,559

The following table presents a breakdown of the long-term savings schemes, comprising contributions to Pension Plans and the Pension Plan:

(Euros)

Director	Contributions to Pension Plans	Contributions to Benefits Plan[1]
Mr. César Alierta Izuel	8,402	1,014,791
Mr. José María Álvarez-Pallete López	9,468	540,968
Ms. Eva Castillo Sanz	8,402	385,394
Mr. Santiago Fernández Valbuena	115,031	27,528

1	Contributions to the Pension Plan for Executives set up in 2006, funded exclusively by the Company to complement the existing Pension Plan. It entails defined contributions equivalent to a certain percentage of the Director´s fixed remuneration in accordance with their professional category within the Telefónica Group´s organization.

Life insurance premiums paid in 2013 are as follow:

LIFE INSURANCE PREMIUMS

(Euros)

Director	Life insurance premiums
Mr. César Alierta Izuel	103,858
Mr. José María Álvarez-Pallete López	39,842
Ms. Eva Castillo Sanz	19,802
Mr. Santiago Fernández Valbuena	3,028

Regarding share-based payment plans (those exclusively for Executive Directors), there were two long-term variable compensation plans in place in 2013:

The “Performance Share Plan” (“PSP”) approved at the General Shareholders’ Meeting of June 21, 2006, whose fifth and final phase began in 2010 and ended in July 2013.

It is hereby stated that regarding the fifth phase of this Plan (2010-2013), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to Executive Directors.

The so-called “Performance & Investment Plan” (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011 whose first phase began in 2011 and will end in July 2014, second phase began in 2012 and will end in July 2015, and third phase began in 2013 and will end in July 2016. It is hereby stated that the number of shares assigned and the maximum possible number of shares to be received by the Directors of Telefónica for discharging executive duties in each phase, if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met, are as follows:

First phase / 2011-2014

Directors	Theoretical shares assigned	Maximum number of shares*
Mr. César Alierta Izuel	249,917	390,496
Mr. Julio Linares López	149,950	234,298
Mr. José María Álvarez-Pallete López	79,519	124,249
Mr. Santiago Fernández Valbuena	79,519	124,249

*	Maximum possible number of shares to be received if the co-investment requirement and maximum target TSR are met.

Telefónica, S.A.    107

2013 Consolidated Financial Statements

Second phase / 2012-2015

Directors	Theoretical shares assigned	Maximum number of shares*
Mr. César Alierta Izuel	324,417	506,901
Mr. Julio Linares López(1)	13,878	21,686
Mr. José María Álvarez-Pallete López	188,131	293,955
Ms. Eva Castillo Sanz	95,864	149,787
Mr. Santiago Fernández Valbuena	103,223	161,287

(1)	The number of shares assigned to Mr. Linares was calculated in proportion to the time he discharged executive duties as Chief Operating Officer –COO- (from July 1, 2012 to September 17, 2012) during the second phase of the Plan.
*	Maximum possible number of shares to be received if the “co-investment” requirement and maximum target TSR are met.

Third phase / 2013-2016

Directors	Theoretical shares assigned	Maximum number of shares*
Mr. César Alierta Izuel	324,000	506,250
Mr. José María Álvarez-Pallete López	192,000	300,000
Ms. Eva Castillo Sanz	104,000	162,500
Mr. Santiago Fernández Valbuena	104,000	162,500

*	Maximum possible number of shares to be received if the “co-investment” requirement and maximum target TSR are met.

In addition, to reinforce Telefónica’ s status as a global employer, with a common remuneration culture throughout the Company, to encourage all Group employees to take an equity interest, and to motivate employees and boost their loyalty, at the Company’s General Shareholders’ Meeting of June 23, 2009, shareholders approved the introduction of a Telefónica, S.A. share incentive plan, the “Global Employee Share Plan” (“GESP”) for all employees of the Group worldwide (including executives and Executives Directors).

Under this plan, employees that meet the qualifying requirements are offered the possibility of acquiring Telefónica, S.A. shares, for a period of up to 12 months (the acquisition period), with this company assuming the obligation of giving participants a certain number of shares free of charge. The maximum sum each employee can assign to this plan is 1,200 euros, while the minimum is 300 euros. Employees who remain at the Telefónica Group and retain their shares for an additional year after the acquisition period (the consolidation period) will be entitled to receive one free share per share acquired and retained until the end of the consolidation period.

During the first phase of this Plan (2010-2012), Directors participating, as they discharged executive duties in the Group, acquired a total of 604 shares (including free shares received under the general terms and conditions of the Plan).

Later, for the second phase of the Plan (2012-2014), approved at the General Shareholders’ Meeting of May 18, 2011, the Executive Directors that decides to take part contributing the maximum (i.e. 100 euros a month, over 12 months), had acquired a total of 328 shares.

It should be noted that the external Directors do not receive and did not receive in 2013 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’ s share price.

In addition, the Company does not grant and did not grant in 2013 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica as a listed company in that market.

Telefónica, S.A.    108

2013 Consolidated Financial Statements

Senior executives’ compensation

Meanwhile, the Executives considered as Senior Executives (1) of the Company in 2013, excluding those that are also members of the Board of Directors, received a total, in 2013, of 9,709,715 euros.

In addition, the contributions by the Telefónica Group in 2013 with respect to the Benefits Plan for Senior Executives described in Note on “Revenue and Expenses” for these Executives amounted to 1,179,905 euros. Contribution to the Pension Plan amounted to 411,287 euros and compensation in kind (including life and other insurance premiums such us general medical and dental insurance) to 118,031 euros.

Also, it is hereby stated that regarding the fifth phase of the “Performance Share Plan” (“PSP”) (2010-2013), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to the Executives.

Regarding the above mentioned “Performance and Investment Plan” (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011, a total of 422,344 shares were assigned to the Executives considered Senior Executives of the Company in the first phase (2011-2014), 623,589 shares in the second phase (2012-2015), and 650,000 shares in the third phase (2013-2016).

Finally, regarding the first phase of the “Global Employee Share Plan” (“GESP”) (2010-2012), Executives participating acquired a total of 872 shares (including free shares received under the general terms and conditions of the Plan). Regarding the second phase of the “Global Employee Share Plan” (“GESP”) (2012-2014), the Executives taking part and contributing the maximum (i.e. 100 euros a month, over 12 months), have acquire a total of 443 shares.

(1)	For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOs, including the person in charge of the internal audit.

Telefónica, S.A.    109

2013 Consolidated Financial Statements

Appendix III: Debentures and bonds

The detail and key features of outstanding debentures and bonds at December 31, 2013 are as follows (in millions of euros):

Telefónica, S.A. and its instrumental companies

			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2014	2015	2016	2017	2018	Subsequent years	Total
CAIXA 07/21/29 ZERO COUPON	EUR	6.386%	—	—	—	—	—	74	74
ABN 15Y BOND	EUR	1,0225 x GBSW10Y	—	50	—	—	—	—	50
CHANGEABLE BOND	EUR	4.184%	582	—	—	—	—	—	582
Telefónica, S.A.			582	50	—	—	—	74	706
T. EUROPE BV SEP_00 GLOBAL D	USD	8.250%	—	—	—	—	—	906	906
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	—	—	—	—	—	500	500
Telefónica Europe, B.V.			—	—	—	—	—	1,406	1,406
EMTN O2 EUR	EUR	4.375%	—	—	1,750	—	—	—	1,750
EMTN O2 GBP	GBP	5.375%	—	—	—	—	900	—	900
EMTN O2 GBP	GBP	5.375%	—	—	—	—	—	600	600
TELEF EMISIONES JUN 06 TRANCHE C	USD	6.421%	—	—	906	—	—	—	906
TELEF EMISIONES JUN 06 TRANCHE D	USD	7.045%	—	—	—	—	—	1,450	1,450
TELEF EMISIONES DECEMBER 06	GBP	5.888%	355	—	—	—	—	—	355
TELEF EMISIONES JANUARY 07 A	EUR	1 x EURIBOR6M + 0.83000%	—	—	—	—	—	55	55
TELEF EMISIONES JANUARY 07 B	EUR	1 x EURIBOR3M + 0.70000%	—	—	—	—	24	—	24
TELEF EMISIONES FEBRUARY 07	EUR	4.674%	1,500	—	—	—	—	—	1,500
TELEF EMISIONES JUNE C 07	CZK	4.623%	95	—	—	—	—	—	95
TELEF EMISIONES JULY C 07	USD	6.221%	—	—	—	508	—	—	508
TELEF EMISIONES FEBRUARY 09	EUR	5.431%	2,000	—	—	—	—	—	2,000
TELEF EMISIONES APRIL 2016	EUR	5.496%	—	—	1,000	—	—	—	1,000
TELEF EMISIONES JUNE 2015	EUR	1 x EURIBOR3M + 1.825%	—	400	—	—	—	—	400
TELEF EMISIONES APRIL 3, 2016	EUR	5.496%	—	—	500	—	—	—	500
TELEF EMISIONES JULY 6, 2015	USD	4.949%	—	906	—	—	—	—	906
TELEF EMISIONES JULY 15, 2019	USD	5.877%	—	—	—	—	—	725	725
TELEF EMISIONES NOVEMBER 11, 2019	EUR	4.693%	—	—	—	—	—	1,750	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	—	—	—	—	—	780	780
TELEF EMISIONES DECEMBER 09	EUR	1 x EURIBOR3M + 0.70000%	100	—	—	—	—	—	100
TELE EMISIONES MARCH 10	EUR	3.406%	—	993	—	—	—	—	993
TELEF EMISIONES APRIL 2, 2010	USD	3.729%	—	653	—	—	—	—	653
TELEF EMISIONES APRIL 3, 2010	USD	5.134%	—	—	—	—	—	1,015	1,015
TELEF EMISIONES SEPTEMBER 10	EUR	3.661%	—	—	—	1,000	—	—	1,000

Telefónica, S.A.    110

2013 Consolidated Financial Statements

EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	—	—	—	—	—	480	480
TELEF EMISIONES FEBRUARY 2011	EUR	4.750%	—	—	—	1,200	—	—	1,200
TELEF EMISIONES FEBRUARY 2011	USD	3.992%	—	—	906	—	—	—	906
TELEF EMISIONES FEBRUARY 2011	USD	5.462%	—	—	—	—	—	1,088	1,088
TELEF EMISIONES MARCH 2011	EUR	4.750%	—	—	—	100	—	—	100
TELEF EMISIONES NOVEMBER 2011	EUR	4.967%	—	—	802	—	—	—	802
TELEF EMISIONES NOVEMBER 2011	JPY	2.829%	—	—	49	—	—	—	49
TELEF. EMISIONES FEBRUARY 2012	EUR	4.750%	—	—	—	120	—	—	120
TELEF. EMISIONES FEBRUARY 2012	EUR	4.797%	—	—	—	—	1,500	—	1,500
TELEF. EMISIONES FEBRUARY 2012	GBP	5.597%	—	—	—	—	—	840	840
TELEF. EMISIONES MARCH 2012	CZK	3.934%	—	—	—	45	—	—	45
5TELEF. EMISIONES JUNE 2013	JPY	4.250%	—	—	—	—	69	—	69
TELEF. EMISIONES SEPTEMBER 2012	EUR	5.811%	—	—	—	1,000	—	—	1,000
TELEF. EMISIONES OCTOBER 2012	EUR	4.710%	—	—	—	—	—	1,200	1,200
TELEF. EMISIONES DECEMBER 2012	CHF	2.718%	—	—	—	—	204	—	204
TELEF. EMISIONES DECEMBER 2012	CHF	3.450%	—	—	—	—	—	121	121
TELEF EMISIONES JANUARY 2013	EUR	3.987%	—	—	—	—	—	1,500	1,500
TELEF. EMISIONES MARCH 2013	EUR	3.961%	—	—	—	—	—	1,000	1,000
TELEF EMISIONES APRIL 2013	USD	3.192%	—	—	—	—	906	—	906
TELEF EMISIONES APRIL 2013	USD	4.570%	—	—	—	—	—	544	544
TELEF EMISIONES MAY 2013	EUR	2.736%	—	—	—	—	—	750	750
TELEF EMISIONES OCTOBER 2013	CHF	2.595%	—	—	—	—	—	183	183
Telefónica Emisiones, S.A.U.			4,050	2,952	5,913	3,973	3,603	14,081	34,572

Total Telefónica, S.A. and its instrumental companies			4,632	3,002	5,913	3,973	3,603	15,561	36,684

Telefónica, S.A.    111

2013 Consolidated Financial Statements

Foreign operators

			Maturity
Debentures and bonds	Currency	% Interest rate	2014	2015	2016	2017	2018	Subsequent years	Total
Series F	UF	6.000%	3	2	1	—	—	—	6
Series L	UF	3.500%	161	—	—	—	—	—	161
Series N	CLP	6.050%	28	—	—	—	—	—	28
USD Bond	USD	3.875%	—	—	—	—	—	363	363
Telefónica Chile, S.A.			192	2	1	—	—	363	558
Bond A	CLP	5.600%	44	—	—	—	—	—	44
Bond C	CLP	6.300%	—	—	92	—	—	—	92
Bond D	UF	3.600%	—	—	64	—	—	—	64
Bond F	UF	3.600%	—	—	—	—	—	97	97
USD Bond	USD	2.875%	—	218	—	—	—	—	218
Telefónica Móviles Chile, S.A.			44	218	156	—	—	97	515
T. Finanzas Mex emision 0710 FIJ	MXN	8.070%	—	—	—	—	—	111	111
T. Finanzas Mex emision 0710 VAR	MXN	TIIE28 + 55 bps	222	—	—	—	—	—	222
Telefónica Finanzas México, S.A.			222	—	—	—	—	111	333
T. Peru 5th Program (31th Series A)	N. SOL	7.500%	—	—	5	—	—	—	5
T. Peru 4th Program (45th Series A)	USD	6.688%	—	—	16	—	—	—	16
Senior Notes T. Perú	N. SOL	8.000%	65	65	33	—	—	—	163
T. Peru 5th Program (33rd Series A)	N. SOL	6.813%	—	—	—	16	—	—	16
T. Peru 5th Program (29th Series A)	N. SOL	6.188%	—	—	15	—	—	—	15
PROG1EM1D	N. SOL	8.075%	—	—	—	31	—	—	31
T. Peru 4th Program (19th Series A)	N. SOL	VAC + 3.6250%	—	—	—	—	—	18	18
T. Peru 4th Program (36th Series A)	N. SOL	VAC + 3.6875%	—	—	—	47	—	—	47
T. Peru 4th Program (12th Series A)	N. SOL	VAC + 3.6875%	—	—	—	—	—	19	19
T. Peru 4th Program (36th Series B)	N. SOL	VAC + 3.3750%	—	—	—	—	16	—	16
T. Peru 4th Program (19th Series B)	N. SOL	VAC + 2.8750%	—	—	—	—	—	15	15
T. Peru 4th Program (37th Series A)	N. SOL	VAC + 3.1250%	—	—	—	—	—	15	15
T. Peru 4th Program (19th Series C)	N. SOL	VAC + 3.1875%	—	—	—	—	—	6	6
T. Peru 5th Program (22nd Series Aa)	N. SOL	VAC + 3.5000%	—	—	—	7	—	—	7
T. Peru 5th Program (22nd Series Ab)	N. SOL	VAC + 3.5000%	—	—	—	—	—	4	4
T. Peru 5th Program (22nd Series Ac)	N. SOL	VAC + 3.5000%	—	—	—	—	—	7	7
Telefónica del Perú, S.A.			65	65	69	101	16	84	400

Telefónica, S.A.    112

2013 Consolidated Financial Statements

T. Peru 1st Program (18th Series A)	N. SOL	6.313%	10	—	—	—	—	—	10
T. Peru 1st Program (18th Series B)	N. SOL	6.375%	16	—	—	—	—	—	16
T. Peru 2nd Program (11th Series A)	N. SOL	7.750%	—	—	—	18	—	—	18
T. Peru 2nd Program (9th Series A)	N. SOL	6.813%	—	—	16	—	—	—	16
T. Peru 2nd Program (9th Series B)	N. SOL	6.375%	—	—	13	—	—	—	13
T. Peru 2nd Program (11th Series B)	N. SOL	7.375%	—	—	—	—	16	—	16
T. Peru 2nd Program (27th Series A)	N. SOL	5.531%	—	—	—	—	13	—	13
Telefónica Móviles Perú, S.A.			26	—	29	18	29	—	102
Nonconvertible bonds	BRL	1.06 x CDI	29	—	—	—	—	—	29
Nonconvertible bonds	BRL	1.068 x CDI	—	198	—	—	—	—	198
Nonconvertible bonds	BRL	1.0 XCDI + 0.75%	—	—	—	619	—	—	619
Nonconvertible bonds	BRL	1.0 XCDI + 0.68%	—	—	—	—	402	—	402
Nonconvertible bonds	BRL	IPCA + 7%	28	—	—	—	—	—	28
Convertible bonds ( Telemig) I	BRL	IPCA + 0.5%	—	—	—	—	2	2	4
Convertible bonds ( Telemig) II	BRL	IPCA + 0.5%	—	—	—	—	2	5	7
Convertible bonds ( Telemig) III	BRL	IPCA + 0.5%	—	—	—	—	3	10	13
T. Brasil			57	198	—	619	409	17	1,300
BOND R144-A	USD	5.375%	—	—	—	—	—	544	544
Colombia Telecomunicaciones, S.A, ESP			—	—	—	—	—	544	544
Bond	EUR	1.875%	—	—	—	—	600	—	600
O2 Telefónica Deutschland Finanzierungs, GmbH			—	—	—	—	600	—	600

Total issues other operators			606	483	255	738	1,054	1,216	4,352

Total outstanding debentures and bonds			5,238	3,485	6,168	4,711	4,657	16,777	41,036

Telefónica, S.A.    113

2013 Consolidated Financial Statements

The main debentures and bonds issued by the Group in 2013 are as follows:

				Nominal (millions)
Item	Date	Maturity Date		Currency	Euros (1)	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN Bonds	01/22/13	01/23/23		1,500	1,500	EUR	3.9870%
	03/27/13	03/26/21	(2)	1,000	1,000	EUR	3.9610%
	05/29/13	05/29/19		750	750	EUR	2.7360%
	10/23/13	10/23/20		225	183	CHF	2.5950%
SHELF Bonds	04/29/13	04/27/18		1,250	906	USD	3.1920%
	04/29/13	04/27/23		750	544	USD	4.5700%
Telefónica Brasil, S.A.
Debentures	04/30/13	04/25/18		1,300	402	BRL	CDI + 0.68%
Debentures (repactuaçao)	10/15/13	10/15/15		640	198	BRL	106.8% CDI
Telefónica Móviles Chile, S.A.
Bonds	10/16/13	10/04/23		3	97	UFC	UF + 3.75%
O2 Telefónica Deutschland Finanzierungs, GmbH
Bonds	11/22/13	11/22/18		600	600	EUR	1.8750%

(1)	Exchange rate as at December 31, 2013.
(2)	Issue linked to an exchange of two Telefónica Emisiones’ euro bonds with maturity in 2015 and 2016 amounting to 605 million euros.

Telefónica, S.A.    114

2013 Consolidated Financial Statements

Appendix IV: Financial instruments

The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2013 is as follows:

								Fair value
Millions of Euros	2014	2015	2016	2017	2018	Subsequent years	Total	Underlying debt	Associated derivatives	TOTAL
EURO	(1,588)	3,829	8,893	4,968	4,630	13,212	33,944	24,136	10,645	34,781
Floating rate	(2,226)	499	3,861	917	1,551	1,770	6,372	3,579	2,960	6,539
Spread - Ref Euribor	1.81%	10.57%	0.74%	0.74%	0.96%	0.93%	1.2%	—	—	—
Fixed rate	638	3,330	5,032	3,601	3,079	10,642	26,322	19,307	7,685	26,992
Interest rate	6.09%	2.58%	5.09%	4.93%	4.40%	4.06%	4%	—	—	—
Rate cap	—	—	—	450	—	800	1,250	1,250	—	1,250
OTHER EUROPEAN CURRENCIES
Instruments in CZK	1,248	150	356	46	—	—	1,800	131	1,694	1,825
Floating rate	20	150	—	—	—	—	170	20	151	171
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	1,228	—	356	46	—	—	1,630	111	1,543	1,654
Interest rate	0.97%	—	1.99%	3.93%	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	(365)	18	486	220	900	1,977	3,236	3,906	(586)	3,320
Floating rate	415	(66)	33	186	630	1,144	2,342	—	2,359	2,359
Spread	—	—	13.71%	—	—	—	0.19%	—	—	—
Fixed rate	(780)	84	453	34	270	713	774	3,786	(2,945)	841
Interest rate	2.45%	0.43%	4.95%	(2.28)%	14.37%	12.53%	17.72%	—	—	—
Rate cap	—	—	—	—	—	120	120	120	—	120
Instruments in CHF	—	—	—	—	—	—	—	575	(575)	—
Floating rate	—	—	—	—	—	—	—	—	(6)	(6)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	575	(569)	6
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
AMERICA
Instruments in USD	(163)	(12)	(1,379)	(304)	(198)	3,509	1,453	16,096	(14,776)	1,320
Floating rate	(562)	(210)	(1,174)	(411)	(32)	3,230	841	3,040	(2,387)	653
Spread	0.24%	0.77%	(0.23)%	(0.84)%	(6.37)%	0.74%	3.45%	—	—	—
Fixed rate	399	190	(213)	99	(172)	279	582	13,026	(12,389)	637
Interest rate	4.95%	12.79%	(14.50)%	11.33%	294.14%	45.76%	29.16%	—	—	—
Rate cap	—	8	8	8	6	—	30	30	—	30
Instruments in UYU	(236)	1	1	—	—	—	(234)	1	(224)	(223)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(236)	1	1	—	—	—	(234)	1	(224)	(223)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Telefónica, S.A.    115

2013 Consolidated Financial Statements

Instruments in ARS	156	4	3	3	—	2	168	10	145	155
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	156	4	3	3	—	2	168	10	145	155
Interest rate	46.35%	9.09%	9.90%	9.90%	—	—	44%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	(1,427)	469	277	804	535	216	874	(67)	910	843
Floating rate	(1,845)	313	69	688	469	60	(246)	(750)	459	(291)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	418	156	208	116	66	156	1,120	683	451	1,134
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	(232)	262	266	66	(1)	428	789	(244)	1,034	790
Floating rate	142	220	175	66	(89)	428	942	43.00	919	962
Spread	0.61%	1.09%	2.20%	—	—	(0.29)%	0.62%	—	—	—
Fixed rate	(374)	42	91	—	88	—	(153)	(287.00)	115	(172)
Interest rate	3.62%	5.24%	4.82%	—	5.05%	0.00%	1.64%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	(3)	2	1	—	—	—	—	338	(346)	(8)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(3)	2	1	—	—	—	—	338	(346)	(8)
Interest rate	2.14%	6.00%	6.00%	—	—	—	70%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	252	105	117	79	22	25	600	246	319	565
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	252	105	117	79	22	25	600	246	319	565
Interest rate	7.36%	7.23%	7.31%	7.44%	7.17%	6.67%	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VAC	—	—	—	54	16	84	154	154	—	154
Floating rate	—	—	—	54	16	84	154	154	—	154
Spread	—	—	—	3.66%	3.38%	3.37%	3.47%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in COP	574	44	136	444	172	1,501	2,871	1,843	1,095	2,938
Floating rate	12	33	125	155	166	1,498	1,989	1,955	39	1,994
Spread	3.98%	4.17%	4.17%	4.51%	4.70%	—	—	—	—	—
Fixed rate	562	11	11	289	6	3	882	(112)	1,056	944
Interest rate	3.79%	5.22%	5.22%	4.63%	5.30%	5.30%	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	(2,703)	(20)	(5)	—	—	—	(2,728)	(2,726)	—	(2,726)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(2,703)	(20)	(5)	—	—	—	(2,728)	(2,726)	—	(2,726)
Interest rate	2.29%	12.58%	18.00%	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Telefónica, S.A.    116

2013 Consolidated Financial Statements

Instruments in UDI	17	20	14	8	11	(69)	1	917	(753)	164
Floating rate	17	20	14	8	11	(69)	1	917	(753)	164
Spread	22.28%	19.46%	25.64%	39.22%	31.84%	(39.07)%	3165%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in MXN	189	55	55	55	55	679	1,088	74	1,422	1,496
Floating rate	5	—	—	—	—	—	5	(147)	150	3
Spread	2.42%	—	—	—	—	—	2.37%	—	—	—
Fixed rate	184	55	55	55	55	679	1,083	221	1,272	1,493
Interest rate	14.85%	3.70%	3.70%	3.70%	3.70%	4.19%	5.91%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GTQ	(4)	—	—	—	—	—	(4)	(4)	—	(4)
Floating rate	(4)	—	—	—	—	—	(4)	(4)	—	(4)
Spread	0.01%	—	—	—	—	—	0.01%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in NIO	(9)	—	—	—	—	—	(9)	(9)	—	(9)
Floating rate	(9)	—	—	—	—	—	(9)	(9)	—	(9)
Spread	0.01%	—	—	—	—	—	0.01%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
ASIA
Instruments in JPY	(3)	—	—	—	—	—	(3)	136	(137)	(1)
Floating rate	—	—	—	—	—	—	—	—	(2)	(2)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(3)	—	—	—	—	—	(3)	136	(135)	1
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

TOTAL	—	—	—	—	—	—	44,000	45,513	(133)	45,380

Floating rate							12,557	8,798	3,889	12,687
Fixed rate							30,043	35,315	(4,022)	31,293
Rate cap							1,400	1,400	—	1,400
Currency options							—	—	165	165

Telefónica, S.A.    117

2013 Consolidated Financial Statements

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2013:

Interest rate swaps

Millions of euros	Maturity
Trading purposes	2014	2015	2016	2017	2018	Subsequent years	Total	Fair value
EUR								(304)
Fixed to fixed	—	—	—	—	—	—	—	2
Receiving leg	(35)	(20)	—	—	(40)	—	(95)	(186)
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	35	20	—	—	40	—	95	188
Average spread	1.12%	1.63%	—	—	0.84%	—	1.11%	—
Fixed to floating	—	—	—	(33)	—	—	(33)	(660)
Receiving leg	(2,526)	(2,510)	(4,805)	(4,677)	(2,634)	(7,636)	(24,788)	(10,429)
Average interest rate	1.41%	1.10%	0.29%	1.46%	1.56%	2.64%	1.57%	—
Paying leg	2,526	2,510	4,805	4,644	2,634	7,636	24,755	9,769
Average spread	0.99%	0.37%	1.93%	0.24%	0.54%	—	0.62%	—
Floating to fixed	—	—	—	—	—	—	—	355
Receiving leg	(6,595)	(82)	(4,721)	(2,756)	(915)	(5,798)	(20,867)	(13,413)
Average interest rate	0.44%	—	1.68%	—	—	—	0.52%	—
Paying leg	6,595	82	4,721	2,756	915	5,798	20,867	13,768
Average spread	0.47%	0.60%	1.16%	1.75%	2.18%	2.23%	1.36%	—
Floating to floating	—	—	—	—	—	—	—	(1)
Receiving leg	—	(50)	—	—	—	—	(50)	(51)
Average spread	—	—	—	—	—	—	—	—
Paying leg	—	50	—	—	—	—	50	50
Average interest rate	—	0.28%	—	—	—	—	0.28%	—
USD								54
Fixed to fixed	—	—	—	—	—	—	—	(12)
Receiving leg	(36)	(129)	(151)	(504)	(172)	(218)	(1,210)	(1,222)
Average interest rate	1.04%	0.87%	1.82%	1.89%	2.09%	1.77%	1.76%	—
Paying leg	36	129	151	504	172	218	1,210	1,210
Average spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	66
Receiving leg	(94)	(113)	(18)	(751)	(305)	(218)	(1,499)	(1,499)
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	94	113	18	751	305	218	1,499	1,565
Average spread	0.92%	2.25%	1.07%	3.06%	3.16%	1.93%	2.70%	—
GBP								—
Fixed to floating	—	—	—	—	—	—	—	5
Receiving leg	(300)	(48)	(372)	(198)	(420)	(270)	(1,608)	(1,127)
Average interest rate	0.31%	1.46%	1.38%	1.52%	1.79%	2.38%	1.47%	—
Paying leg	300	48	372	198	420	270	1,608	1,132
Average spread	1.27%	—	—	—	—	—	0.24%	—
Floating to fixed	—	—	—	—	—	—	—	(5)
Receiving leg	(605)	(114)	(340)	(132)	(90)	(263)	(1,544)	(1,547)
Average spread	—	—	—	—	—	—	—	—
Paying leg	605	114	340	132	90	263	1,544	1,542
Average interest rate	0.86%	0.93%	1.01%	1.08%	2.07%	2.50%	1.27%	—
CZK								1
Floating to fixed	—	—	—	—	—	—	—	1
Receiving leg	—	—	—	(46)	—	—	(46)	(46)
Average spread	—	—	—	—	—	—	—	—
Paying leg	—	—	—	46	—	—	46	47
Average interest rate	—	—	—	1.25%	—	—	1.25%	—

Telefónica, S.A.    118

2013 Consolidated Financial Statements

Interest rate swaps

Millions of euros	Maturity
Non trading purposes	2014	2015	2016	2017	2018	Subsequent years	Total	Fair value
EUR								1,107
Fixed to floating	—	—	—	—	—	—	—	(647)
Receiving leg	(2,815)	(1,005)	(3,093)	(2,426)	(2,606)	(5,695)	(17,640)	(18,245)
Average interest rate	3.26%	2.32%	2.80%	1.94%	1.36%	1.91%	2.23%	—
Paying leg	2,815	1,005	3,093	2,426	2,606	5,695	17,640	17,598
Average spread	0.01%	0.03%	0.01%	0.01%	0.01%	0.00%	0.01%	—
Floating to fixed	—	—	—	—	—	—	—	1,754
Receiving leg	(4,022)	(6,368)	(3,120)	(2,882)	(3,820)	(10,560)	(30,772)	(22,717)
Average interest rate	1.24%	0.32%	—	—	0.11%	—	0.24%	—
Paying leg	4,022	6,368	3,120	2,882	3,820	10,560	30,772	24,471
Average spread	0.44%	2.69%	3.16%	2.35%	2.39%	2.94%	2.46%	—
USD								(883)
Fixed to floating	—	—	—	—	—	—	—	(888)
Receiving leg	(575)	(2,304)	(5,007)	(730)	(1,129)	(6,395)	(16,140)	(12,306)
Average interest rate	0.47%	2.51%	3.16%	4.62%	1.13%	3.53%	3.04%	—
Paying leg	575	2,304	5,007	730	1,129	6,395	16,140	11,418
Average spread	1.53%	0.42%	1.64%	—	—	—	0.63%	—
Floating to fixed	—	—	—	—	—	—	—	5
Receiving leg	(27)	(27)	(26)	—	—	—	(80)	(80)
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	27	27	26	—	—	—	80	85
Average spread	4.34%	4.34%	4.34%	—	—	—	4.34%	—
MXN								(9)
Fixed to floating	—	—	—	—	—	—	—	(19)
Receiving leg	—	—	—	—	—	(111)	(111)	(134)
Average interest rate	—	—	—	—	—	8.07%	8.07%	—
Paying leg	—	—	—	—	—	111	111	115
Average spread	—	—	—	—	—	0.61%	0.61%	—
Floating to fixed	—	—	—	—	—	—	—	10
Receiving leg	(222)	—	—	—	—	(110)	(332)	(338)
Average interest rate	0.55%	—	—	—	—	0.61%	0.57%	—
Paying leg	222	—	—	—	—	110	332	348
Average spread	5.55%	—	—	—	—	6.62%	5.90%	—
GBP								(39)
Fixed to floating	—	—	—	—	—	—	—	(74)
Receiving leg	(600)	—	—	—	(900)	(2,098)	(3,598)	(3,676)
Average interest rate	5.25%	—	—	—	1.42%	2.99%	2.97%	—
Paying leg	600	—	—	—	900	2,098	3,598	3,602
Average spread	—	—	—	—	—	—	—	—

Telefónica, S.A.    119

2013 Consolidated Financial Statements

Floating to fixed	—	—	—	—	—	—	—	35
Receiving leg	(600)	—	(485)	—	(600)	—	(1,685)	(495)
Average spread	1.48%	—	—	—	—	—	0.53%	—
Paying leg	600	—	485	—	600	—	1,685	530
Average interest rate	—	—	4.96%	—	1.48%	—	—	—
JPY								(3)
Fixed to floating	—	—	—	—	—	—	—	(3)
Receiving leg	—	—	(48)	—	(70)	—	(118)	(121)
Average interest rate	—	—	2.82%	—	0.32%	—	1.34%	—
Paying leg	—	—	48	—	70	—	118	118
Average spread	—	—	—	—	—	—	—	—
CLP								2
Fixed to floating	—	—	—	—	—	—	—	1
Receiving leg	(64)	—	(159)	—	—	—	(223)	(234)
Average interest rate	5.22%	—	6.51%	—	—	—	6.14%	—
Paying leg	64	—	159	—	—	—	223	235
Average spread	0.67%	—	1.66%	—	—	—	1.38%	—
Floating to fixed	—	—	—	—	—	—	—	1
Receiving leg	(42)	(42)	(91)	—	(88)	—	(263)	(182)
Average interest rate	5.24%	—	—	—	—	—	0.84%	—
Paying leg	42	42	91	—	88	—	263	183
Average spread	—	5.24%	4.82%	—	—	—	2.51%	—
CHF								14
Fixed to floating	—	—	—	—	—	—	—	14
Receiving leg	—	—	—	—	(203)	(306)	(509)	(495)
Average interest rate	—	—	—	—	0.28%	0.87%	0.63%	—
Paying leg	—	—	—	—	203	306	509	509
Average spread	—	—	—	—	—	—	—	—
CZK								(1)
Fixed to floating	—	—	—	—	—	—	—	(1)
Receiving leg	—	—	—	(46)	—	—	(46)	(47)
Average interest rate	—	—	—	1.60%	—	—	1.60%	—
Paying leg	—	—	—	46	—	—	46	46
Average spread	—	—	—	—	—	—	—	—
BRL								22
Fixed to floating	—	—	—	—	—	—	—	22
Receiving leg	(18)	(43)	(43)	(43)	(43)	(26)	(216)	(216)
Average interest rate	9.64%	9.64%	9.64%	9.64%	9.64%	9.64%	9.64%	—
Paying leg	18	43	43	43	43	26	216	238
Average spread	—	—	—	—	—	—	—	—
COP								2
Fixed to floating	—	—	—	—	—	—	—	2
Receiving leg	—	—	(2)	(9)	(9)	(15)	(35)	(37)
Average interest rate	—	—	7.21%	7.90%	7.90%	7.99%	7.90%	—
Paying leg	—	—	2	9	9	15	35	39
Average spread	—	—	3.33%	3.53%	3.53%	3.56%	3.53%	—

Telefónica, S.A.    120

2013 Consolidated Financial Statements

Foreign exchange and interest rate options, by maturity, are as follows:

Currency options	Maturities
Millions of euros	2014	2015	2016	2017	2018	Subsequent years
Currency Puts (EURUSD, EURGBP)
Notional amount of options bought	—	87	—	1,423	136	—
Strike	—	1.54	—	1.36	1.57	—
Notional amount of options sold	—	—	—	1,545	—	—
Strike	—	—	—	1.27	—	—

Interest rate options	Maturities
Millions of euros	2014	2015	2016	2017	2018	Subsequent years
Collars
Notional amount of options bought	—	—	480	—	800	899
Strike Cap	—	—	4.30	—	4.35	4.92
Strike Floor	—	—	3.00	—	3.05	4.15
Caps
Notional amount of options bought	—	—	—	—	—	—
Strike	—	—	—	—	—	—
Notional amount of options sold	—	—	30	—	—	899
Strike	—	—	5.75	—	—	5.53
Floors
Notional amount of options bought	—	—	—	—	—	899
Strike	—	—	—	—	—	1.17
Notional amount of options sold	—	—	—	—	—	—
Strike	—	—	—	—	—	—

Telefónica, S.A.    121

2013 Consolidated Financial Statements

Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2014	2015	2016	2017	2018	Subsequent years	Total
Currency swaps
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	—	—	—	—	—	—	—
Receive	BRL	72	—	—	—	—	—	72
Pay	BRL	(370)	(168)	(147)	(72)	(25)	(15)	(797)
Receive	CLP	—	261	107	66	—	428	862
Pay	CLP	(197)	(523)	(215)	(132)	—	(1,183)	(2,250)
Receive	COP	—	—	—	—	—	—	—
Pay	COP	(35)	(11)	(11)	(288)	(6)	(510)	(861)
Receive	CZK	—	—	—	—	—	—	—
Pay	CZK	(214)	(150)	(356)	—	—	—	(720)
Receive	EUR	921	547	1,238	60	—	95	2,861
Pay	EUR	(99)	(3,279)	(4,713)	(1,309)	(2,800)	(10,808)	(23,008)
Receive	GBP	—	—	—	—	—	1,679	1,679
Pay	GBP	—	—	(485)	—	—	—	(485)
Receive	JPY	2	—	48	—	138	—	188
Pay	JPY	—	—	—	—	—	—	—
Receive	MAD	—	—	—	—	—	—	—
Pay	MAD	—	—	—	—	—	—	—
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	(54)	(54)	(54)	(54)	(54)	(569)	(839)
Receive	PEN	—	—	—	—	—	—	—
Pay	PEN	(14)	(14)	(32)	(14)	(6)	(1)	(81)
Receive	UFC	161	—	129	—	—	193	483
Pay	UFC	—	—	(64)	—	—	(97)	(161)
Receive	USD	433	4,099	4,588	1,769	2,116	9,919	22,924
Pay	USD	(567)	(645)	(134)	(71)	—	(455)	(1,872)
Receive	UDI	59	61	61	60	60	631	932
Pay	UDI	—	—	—	—	—	—	—
Receive	CHF	—	—	—	—	—	612	612
Pay	CHF	—	—	—	—	407	—	407

TOTAL		98	124	(40)	15	(170)	(81)	(54)

Telefónica, S.A.    122

2013 Consolidated Financial Statements

Millions of euros		2014	2015	2016	2017	2018	Subsequent years	Total
Forwards
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	(268)	—	—	—	—	—	(268)
Receive	BRL	6	—	—	—	—	—	6
Pay	BRL	(162)	—	—	—	—	—	(162)
Receive	CLP	171	—	—	—	—	—	171
Pay	CLP	(87)	—	—	—	—	—	(87)
Receive	COP	15	—	—	—	—	—	15
Pay	COP	(587)	—	—	—	—	—	(587)
Receive	CZK	—	—	—	—	—	—	—
Pay	CZK	(988)	—	—	—	—	—	(988)
Receive	EUR	7,470	—	—	—	—	—	7,470
Pay	EUR	(5,272)	—	—	—	—	—	(5,272)
Receive	GBP	3,729	—	—	—	—	—	3,729
Pay	GBP	(3,534)	—	—	—	—	—	(3,534)
Receive	MXN	5	—	—	—	—	—	5
Pay	MXN	(732)	—	—	—	—	—	(732)
Receive	PEN	3	—	—	—	—	—	3
Pay	PEN	(297)	—	—	—	—	—	(297)
Receive	UFC	6	—	—	—	—	—	6
Pay	UFC	—	—	—	—	—	—	—
Receive	USD	2,926	—	—	—	—	—	2,926
Pay	USD	(2,607)	—	—	—	—	—	(2,607)
Receive	UYU	227						227
Pay	UYU	—	—	—	—	—	—	—

TOTAL		24	—	—	—	—	—	24

Telefónica, S.A.    123

2013 Consolidated Financial Statements

Appendix V: Interest-bearing debt

The main financing transactions at December 31, 2013 and 2012 and their nominal amounts are as follows:

			Outstanding principal balance
			(millions of euros)
Descriptive name summary	Contractual limit amount (millions)	Currency	12/31/13	12/31/12	Arrangement date	Maturity date
Telefónica, S.A
Syndicated loan **	700	EUR	700	700	04/21/2006	04/21/2017
Syndicated loan Tranche A1	—	EUR	—	1,000	07/28/2010	07/28/2013
Syndicated loan Tranche A2 *	2,000	EUR	2,000	2,000	07/28/2010	07/28/2014
Syndicated loan Tranche A3	2,000	EUR	2,000	2,000	07/28/2010	07/28/2016
Syndicated loan Tranche B	3,000	EUR	—	3,000	07/28/2010	07/28/2015
Syndicated loan Tranche D2	923	EUR	923	923	03/02/2012	12/14/2015
Vendor Financing **	1,001	USD	336	—	02/22/2013	01/31/2023
Syndicated loan Tranche A2A (FSF) *	700	EUR	—	—	02/22/2013	02/22/2017
Syndicated loan Tranche A2B (FSF)*	700	EUR	—	—	02/22/2013	02/22/2018
ECAs structured facility **	734	USD	—	—	08/01/2013	08/01/2023
Telefónica Finanzas, S.A.
EIB - Mobile financing	375	EUR	375	375	12/03/2007	01/30/2015
Telefónica Europe, B.V.
Syndicated loan Tranche D1	801	EUR	801	801	03/02/2012	12/14/2015
Vendor Financing **	375	USD	272	284	01/05/2012	01/31/2022
Vendor Financing **	1,200	USD	612	—	08/28/2012	10/31/2023
Brazil
EIB Financing **	365	USD	265	277	10/31/2007	03/02/2015
BNDES C3 bilateral loan **	2,152	BRL	638	668	10/14/2011	07/15/2019

*	1,400 million euros under Tranche A2 were refinanced with forward start facilities dated 02/22/2013 (available from 07/28/2014).
**	Facilities with amortization schedule.

Telefónica, S.A.    124

2013 Consolidated Financial Statements

Appendix VI: Main companies comprising the Telefónica Group

The table below lists the main companies comprising the Telefónica Group at December 31, 2013 and the main investments consolidated using the equity method.

Included for each company are the company name, corporate purpose, country, functional currency, share capital (in million of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.

Parent Company:

Telefónica S.A.

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Telefónica Europe
Telefónica de España, S.A.U.
Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U.
Wireless communications services provider	Spain	EUR	423	100%	Telefónica, S.A.
Acens Technologies, S.L.
Holding, housing and telecommunications solutions service provider	Spain	EUR	23	100%	Telefónica de España, S.A.U.
Teleinformática y Comunicaciones, S.A.U. (TELYCO)
Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U.
Telefónica Serv. de Informática y Com. de España, S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Iberbanda, S.A. Broadband telecommunications operator	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Telecomunicaciones Públicas, S.A.U. Installation of public telephones	Spain	EUR	1	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A. Promotion and networks management	Spain	EUR	1	100%	Telefónica Soluc. de Informática y Com. de España, S.A.U

Telefónica Servicios Integrales de Distribución,S.A.U. Distribution service provider	Spain	EUR	2	100%	Telefónica de España S.A.U.
Tuenti Technologies S.L. Private Social Platform	Spain	EUR	—	100%	Telefónica Móviles España S.A.U.
Telefónica Europe plc Holding company	UK	GBP	9	100%	Telefónica, S.A.
MmO2 plc Holding company	UK	GBP	20	99.99%	Telefónica Europe plc
O2 Holding Ltd Holding Company	UK	GBP	12	100%	MmO2 plc
Telefónica UK Ltd Wireless communications	UK	GBP	17	100%	O2 Networks Ltd. (80.00%) O2 Cedar Ltd. (20.00%)
O2 (Europe) Ltd. Holding company	UK	EUR	1,239	100%	Telefónica, S.A.

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2013 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Telefónica Deutschland Holding A.G. Holding company	Germany	EUR	1,117	76.83%	Telefónica Germany Holding Limited
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	76.83%	Telefónica Deutschland Holding A.G (76.82%) Telefónica Germany Management GmbH A.G(0.01%)
O2 Telefónica Deutschland Finanzierung, Gmbh Financing of Telefónica Deutschaland and his related companies	Germany	EUR	—	100%	Telefónica Germany GmbH & Co. OHG
Cornerstone Telecommunications Infrastructure Ltd Network sharing	UK	GBP	—	50%	O2 Network Ltd 40% O2 Cedar Ltd 10%
Telefónica Latinoamérica
Telefónica Internacional, S.A.U. Investment in the telecommunications industry abroad	Spain	EUR	2,839	100%	Telefónica, S.A.
Telefónica International Holding, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Internacional, S.A.U.
Telefónica Latinoamérica Holding, S.L. Holding company	Spain	EUR	185	100%	Telefónica, S.A. (94.59%) Telefónica Internacional, S.A.U. (5,41%)
Telefónica América, S.A. Holding company	Spain	EUR	—	100%	Telefónica, S.A. (50.00%) Telefónica Internacional, S.A.U. (50,00%)
Latin American Cellular Holdings, B.V. Holding company	Spain	EUR	—	100%	Telefónica Latinoamérica Holding, S.L
Telefónica Datacorp, S.A.U. Holding company	Spain	EUR	700	100%	Telefónica, S.A.
Telefónica Brasil, S.A. Wireline telephony operator in Sao Paulo	Brazil	BRL	37,798	73.96%	Telefónica Internacional, S.A.U. (29.43%) Telefónica, S.A. (24.74%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (19.73%) Telefónica Chile, S.A. (0.06%)
Compañía Internacional de Telecomunicaciones, S.A. Holding company	Argentina	ARS	562	100%	Telefónica Holding de Argentina, S.A. (47.22%) Telefónica Móviles Argentina Holding, S.A. (42.77%) Telefónica International Holding, B.V. (10,01%)
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	624	100%

Compañía Internacional de Telecomunicaciones, S.A. (51.49%)

Telefónica Móviles Argentina,

S.A. (29.56%)

Telefónica Internacional, S.A. (16.20%)

Telefónica, S.A. (1.80%)

Telefónica International Holding, B.V. (0.95%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding company
Telefónica Móviles Argentina Holding, S.A. Holding company	Argentina	ARS	1,198	100%	Telefónica, S.A. (75%) Telefónica Internacional, S.A.U. (25%)
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VEF	2.752	100%	Latin America Cellular Holdings, B.V. (97.04%) Comtel Comunicaciones Telefónicas, S.A. (2.87%) Telefónica, S.A. (0.09%)

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Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding company
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	589,403	99.99%	TEM Inversiones Chile Ltda.
Telefónica Chile, S.A. Local and international long distance telephony services provider	Chile	CLP	578,078	97.89%	Inversiones Telefónica Internacional Holding Ltda. (53.00%) Telefónica Internacional de Chile, S.A. (44.89%)
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,962	98.49%	Telefónica Latinoamérica Holding, S.L. (50.18%) Latin American Cellular Holdings, B.V. (48.31%)
Telefónica Móviles Perú, S.A.C. Wireless communications services provider	Peru	PEN	625	98.49%	Telefónica del Perú, S.A.A.
Colombia Telecomunicaciones, S.A. ESP Communications services operator	Colombia	COP	1,454,871	70%	Telefónica Internacional, S.A.U. (32.54%) Olympic, Ltda. (18.95%) Telefónica, S.A. (18.51%)
Telefónica Móviles México, S.A. de C.V. (MÉXICO) Holding company	Mexico	MXN	71,425	100%	Telefónica, S.A.
Pegaso Comunicaciones y Sistemas, S.A. de C.V. Wireless telephone and communications services	Mexico	MXN	28,686	100%	Telefónica Móviles México, S.A. de C.V.
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	350	100%	Latin America Cellular Holdings, B.V. (68.00%) Telefónica, S.A. (32.00%)
Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	USD	24	100%	Telefónica Centroamérica Inversiones S.L.
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	USD	187	60%	TES Holding, S.A. de C.V.
Telefónica Móviles Guatemala, S.A. Wireless, wireline and radio paging communications services provider	Guatemala	GTQ	2,701	60%	TCG Holdings, S.A. (39,59%) Guatemala Cellular Holdings, B.V. (20,41%)
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	NIO	247	60%	Telefónica Centroamérica Inversiones S.L.
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Ecuador Cellular Holdings, B.V
Telefónica de Costa Rica TC, S.A. Wireless communications	Costa Rica	CRC	165,257	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Internacional, S.A.U.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding company
Other Companies
Telefónica International Wholesale Services II, S.L. International services provider	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica International Wholesale Services , S.L International services provider	Spain	EUR	230	100%	Telefónica, S.A. (92.51%) Telefónica Datacorp, S.A.U. (7.49%)
Telefónica International Wholesale Services America, S.A. Provision of high bandwidth communications services	Uruguay	USD	591	100%	Telefónica, S.A. (73,14%) Telefónica International Wholesale Services, S.L. (26,86%)
Telefónica International Wholesale Services USA, Inc. Provision of high bandwidth communications services	US	USD	58	100%	T. International Wholesale Services America, S.A.
Telefónica Digital España, S.L. Holding company	Spain	EUR	13	100%	Telefónica Digital Holding, S.L
Telefónica Digital Inc IP telephony platform	US	USD	—	100%	Telefónica Europe plc

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Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding company
Wayra Investigacion y Desarrollo, S.L. Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Digital Holdings, S.L.
Wayra Chile Tecnología e Innovación Limitada Technological innovation-based business project development	Chile	CLP	20,833	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra Brasil Aceleradora de Projetos Ltda. Technological innovation-based business project development	Brazil	BRL	9	100%	Wayra Investigación y Desarrollo S.A.U.
WY Telecom, S.A. de C.V. Talent identification and development in ICT.	Mexico	MXN	57	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra Argentina, S.A. Talent identification and development in ICT.	Argentina	ARS	20	100%	Telefónica Móviles Argentina, S.A. (90%) Telefónica Móviles Argentina Holding, B.V. (10%)
Wayra Colombia, S.A.S. Technological innovation-based business project development	Colombia	COP	500	100%	Wayra Investigacion y Desarrollo, S.L.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VEF	17	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation-based business project development	Peru	PEN	8	99.99%	Wayra Investigación y Desarrollo
Wayra UK Ltd Technological innovation-based business project development	UK	GBP	—	100%	Telefónica UK Ltd
Wayra Ireland Ltd Technological innovation-based business project development	Ireland	EUR	—	100%	O2 Holding Ltd
Terra Network Brasil, S.A ISP, portal and real-time financial information services	Brasil	BRL	1,046	100%	Sao Paulo Telecomunicaçoes Participaçoes, Ltda
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	774	99.99%	Terra Networks Mexico Holding, S.A. de C.V.

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Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding company
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	99.99%	Telefónica Internacional, S.A.U.
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	7	100%	Telefónica Internacional, S.A.U. (99.99%)
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Global Activities Holding, B.V. Holding company	Netherlands	EUR	—	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	—	100%	Group 3G UMTS Holding Gmb,B.V.
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	—	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding company	Germany	EUR	250	100%	Telefónica Global Activities Holdings B.V
Telefónica Compras Electrónicas, S.L. Development and provision of information society services	Spain	EUR	—	100%	Telefónica Global Services, GmbH
Telefónica de Contenidos, S.A.U. Organization and operation of multimedia service-related business	Spain	EUR	1,865	100%	Telefónica, S.A.
Telefónica Studios S.L. Audiovisual Productions	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U.
Televisión Federal S.A.- TELEFE Provision and operation TV and radio broadcasting -services	Argentina	ARS	135	100%	Atlántida Comunicaciones S.A. (79.02%) Enfisur S.A. (20.98%)
Atlántida Comunicaciones, S.A. Media	Argentina	ARS	33	100%	Telefónica Media Argentina S.A. (93.02%) Telefónica Holding de Argentina, S.A. (6.98%)
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U.
Telefónica On The Spot Service S.A.U Provision of telemarketing services	Spain	EUR	1	100%	Telefónica de Contenidos, S.A.U.
Telefónica Broadcast Services, S.L.U. DSNG – based transmission and operation services	Spain	EUR	—	100%	Telefónica Servicios Audiovisuales, S.A.U.
Telefónica Learning Services, S.L. Vertical e-learning portal	Spain	EUR	1	100%	Telefónica Digital España, S.L.
Compañía Inversiones y Teleservicios S.A.U. Holding company	Spain	EUR	24	100%	Telefónica, S.A.
Vocem 2013 Teleservicios, S.A. Prestación de servicios de call-centers	Venezuela	VEF	112	100%	Compañía Inversiones y Teleservicios S.A.U.
Telfin Ireland Ltd. Intragroup financing	Ireland	EUR	—	100%	Telefónica, S.A.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	7	100%	Telefónica, S.A.
Telefónica Engenharia de Segurança do Brasil, Ltda. Security services and systems	Brazil	BRL	35	99.99%	Telefónica Ingeniería de Seguridad, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A. Administration of pension funds	Spain	EUR	16	70.00%	Telefónica Capital, S.A.

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Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding company
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and proyects	Spain	EUR	6	100%	Telefónica, S.A.
Media Neworks México Soluciones Digitales S.A Telecommunications research activities and proyects	Mexico	MXN	3	100%	Nedia NetworksLatm America S.A.C.
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Casiopea Reaseguradora, S.A. Reinsurance	Luxembourg	EUR	4	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Insurance, S.A. Direct insurance transactions	Luxembourg	EUR	8	100%	Telefónica Luxembourg Holding, S.à.r.L.
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	EUR	51	100%	Telefónica, S.A.
Telefónica Finanzas, S.A.U. (TELFISA) Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Telefónica Finanzas S.A.U.(TELFISA) (83,33) Telefónica, S.A. (16.67%)
Fisatel Mexico, S.A. de C.V. Integrated cash management, consulting and financial support for Group companies	Mexico	MXN	1,005	100%	Telefónica, S.A.
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Finance USA, L.L.C. Financial intermediation	US	EUR	59	100%	Telefónica Europe, B.V.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	40	93.99%	Telefónica S.A. (46,995%) Telefónica Brasil, S.A. (46,995%)
Telefónica Gestión de Servicios Compartidos España, S.A. Management and administrative services rendered	Spain	EUR	8	100%	Telefónica, S.A.
Telefónica Gestión de Servicios Compartidos Argentina, S.A. Management and administrative services rendered	Argentina	ARS	—	99.99%	Telefónica Gestión de Servicios compartidos España, S.A.(95%) Telefónica, S.A. (4.99%)
Telefónica Gestión de Servicios Compartidos de Chile, S.A. Management and administrative services rendered	Chile	CLP	1,019	97.89%	Telefónica Chile, S.A
Telefónica Gestión de Servicios Compartidos Perú, S.A.C. Management and administrative services rendered	Peru	PEN	1	100%	T. Gestión de Servicios Compartidos España, S.A. (99.48%) Telefónica del Perú, S.A.A. (0,52%)
Telefónica Transportes e Logística Ltda. Logístics services rendered	Brazil	BRL	—	99.33%	Telefónica Gestión de Servicios Compartidos España, S.A.

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2013 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding company
Telefónica Serviços Empresariais do BRASIL, Ltda Management and administrative services rendered	Brazil	BRL	12	99.99%	Telefónica Gestión de Servicios Compartidos España, S.A.
Telefónica Gestión de Servicios Compartidos México, S.A. de C.V. Management and administrative services rendered	Mexico	MXN	50	100%	Telefónica Gestión de Servicios Compartidos España, S.A.
TGestiona Logística, S.A.C. Logistics	Peru	PEN	15	100%	Telefónica Gestión de Servicios Compartidos España, S.A. (99.48%) Telefónica del Perú, S.A.A. (0.52%)
Telefónica Gestión Integral de Edificios y Servicios, S.L. Management and administrative services rendered	Spain	EUR	—	100%	Taetel, S.L.
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	—	100%	Taetel, S.L.
Companies held for sale (note2)
Telefónca O2 Ireland Limited Wireless telephony services	Ireland	EUR	98	100%	O2 (Netherlands) Holding B.V (97,06%) Klimaine Ltd (2,94%)
Telefónica Czech Republic a.s. Wireless telephony services	Czech Republic	CZK	27,461	70,83%	Telefónica S.A.
Telefónica Slovakia s.r.o. Wireless telephony services	Slovakia Republic	EUR	103	70,83%	Telefónica Czech Republic a.s.
Companies accounted for using the equity method
Tesco Mobile Wireless telephony services	UK	GBP	—	50.00%	O2 Communication Ltd.
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50.00%	Telefónica, S.A.
Telefónica Factoring Do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50.00%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10.00%)
Telefónica Factoring México, S.A. de C.V., SOFOM Factoring services provider	Mexico	MXN	33		Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9,5%)
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50.00%	Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9.5%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50.00%	Telefónica, S.A. (40,5%) Telefónica Factoring España, S.A. (9.5%)
Telco, S.p.A. (*) Holding company	Italy	EUR	1,785	66%	Telefónica, S.A.
DTS Distribuidora de Televisión Digital, S.A. Broadcasting, satellite TV signal transmission and linkage services	Spain	EUR	126	22.00%	Telefónica de Contenidos, S.A.U.
China Unicom (Hong Kong) Ltd. Telecommunications service operator	China	RMB	2,325	5.01%	Telefónica Internacional, S.A.U.

(*)	The associate company Telco, S.p.A. holds a stake in Telecom Italia, S.p.A. representing 15.58% of the dividend rights and 22.66% of voting rights.

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Appendix VII: Key regulatory issues and concessions and licenses held by the Telefónica Group

Regulations

As a digital telecommunications operator, the Telefónica Group is subject to sector-specific telecommunications regulations, general competition law and a variety of other regulations, including privacy and security, which can have a direct and material effect on the Group’s business areas. The extent to which regulations apply to the Telefónica Group depends largely on the nature of our activities in a particular country, with traditional fixed telephony services and fixed broadband usually subject to stricter regulations.

In order to provide services and operate its networks, and to use spectrum, the Telefónica Group must obtain general authorizations, concessions and/or licenses from the pertinent authorities in each country in which the Group operates (hereinafter referred to as the national regulatory authority, NRAs). The Group is also required to obtain radio frequency licenses for its mobile operations.

The following section describes the regulatory frameworks and the latest legislative developments in the relevant regions and countries in which the Group has significant interests. Many of the regulatory developments described herein involve ongoing proceedings or consideration of potential legislation that have not reached a conclusion. Accordingly, it is difficult to accurately quantify the effect on the Group’s operations of these developments in such instances.

Electronic Communication Regulation in the European Union

The European Union’s legal framework for electronic communications services was developed with the aim of promoting competition and improving the harmonized functioning of the European market for electronic communications networks and services. The European Union’s legal framework was last modified in 2009, in response to market and technological and changes in the industry.

Rules promulgated pursuant to the European Union’s Legal framework define user’s rights and focus on access to networks, interconnection, privacy, data security, and protection and preservation of universal access, among other things. Recent EU measures have supplemented the EU framework with regulations focused on international roaming, spectrum, next generation fixed networks and call termination rates for fixed and mobile networks.

In each Member State a national regulatory authority, or NRAs, is responsible for enforcing national telecommunications laws incorporating the EU framework. NRAs are subject to the supervision of the European Commission, which formally and informally influences their decisions in order to ensure harmonized application of the EU framework throughout the European Union. In particular, the European Commission has identified certain markets that are susceptible of ex-ante regulation. These markets have to be analyzed by NRAs in order to see whether there are participants with significant market power (SMP). In these instances, NRAs are instructed to impose at least one obligation relating to price control, transparency, non-discrimination, accounting separation or access obligations on market participants with SMP. Companies may challenge the decisions of their national regulatory authorities before their domestic courts. Such legal proceedings may lead to a decision by the European Court of Justice or ECJ, which is the ultimate authority on the correct application of EU legislation.

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EU competition law

The European Union’s competition rules have the force of law in all EU Member States and are, therefore applicable to the Telefónica Group’s operations in those countries.

The Treaty of Rome prohibits “concerted practices” and all agreements between entities that may affect trade between Member States and which restrict or are intended to restrict, competition within the internal market. The Treaty also prohibits any abuse of a dominant competitive position within the common market of the EU, or any substantial part of it, that may affect trade between Member States.

The EU Merger Regulation requires that all mergers, acquisitions, and joint ventures involving participants meeting certain turnover thresholds be submitted to the EU Commission for review, rather than to the national competition authorities. Under the amended EU Merger Regulation, market concentrations will be prohibited if they significantly impede effective competition in the EU common market. The European Commission and the office of the European Competition Commissioner are granted the authority to apply the EU competition framework.

Similar competition rules are set forth in each EU Member State, with the corresponding national competition authorities overseeing compliance with these regulations. All the European countries in which the Telefónica Group operates and referred to below are Member States of the European Union.

Recent developments

The regulatory debate in the European Union is focused on the completion of the European Digital Single Market by 2015 with a special atention on the harmonization of regulatory conditions across the EU, in particular about spectrum, the roll-out of ultra-high speed networks, the elimination of intra-EU roaming charges and net neutrality, all issues particularly important for the development of the European digital services markets and Information Society.

This effort was materialized in the European Commission’s September 2013 adoption of the “Connected Continent” Regulation proposal package, which covers the above mentioned issues and is expected to be approved during 2014. The outcome of this process is still largely uncertain.

Of special importance to the provision of digital services, this package covers Net Neutrality focusing mainly on the prohibition of blocking, throttling and non-discrimination of Internet traffic (except for a number of justified objective reasons), as well as on the transparency of retail broadband offers. The intention is to ensure that users are well informed about the traffic management practices of operators, so they can take this information into account when they choose their fixed or mobile broadband offer. Again the outcome of this discussion continues to be largely unknown.

Also, as part of this effort, the European Commission adopted in 2013 a new Recommendation intended to create a more favorable environment in Europe for fibre investment. This Recommendation provides more pricing flexibility for fibre pricing at retail and wholesale (by departing from the cost-orientation pricing), at the expense of stricter measures on the replicability of fiber based access services. In addition, the Commission is now bound to ensure copper price stability (around 9 euros on average for ULL on real terms).

Additionally, the European Commission proposed legislative measures to reduce the cost of NGA roll-outs including sharing of ducts from utilities and smother permitting processes this year. These proposals are expected to be approved by the EU legislator in 2014.

Also, during 2013, the European Union adopted its cyber security strategy, comprising a number of measures, among which is a new proposed Directive on Network Security. The intention is to guarantee a reliable and trusted Information Society across the EU, where Internet providers are also subject to security requirements. This Directive is expected to be finally adopted in the EU during 2014. Again at this stage, the outcome is largely uncertain.

In January 2012, the European Commission proposed to replace Directive 95/46/EC on the protection of personal data by a General Data Protection Regulation that would apply to those providers who processes personal data of European citizens. The draft Regulation has been approved by the Committee on Civil Liberties, Justice and Home Affairs of the European Parliament (LIBE) in October 2013, prior to a vote in the European Parliament. The approval of that Regulation will have an impact on Telefónica’s privacy obligations related to its activities as a telecommunications operator and as a provider of digital services. The Regulation aims to provide European citizens with a high level of protection of their privacy, and it will affect the ability and methods to process and use the personal data of its customers. The outcome of this debate is currently uncertain.

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The European Union is also discussing a future Directive for Payment Services that might have influence on the type of financial obligations that could affect to services provided by companies such as Telefónica, in the area of premium rate services or mobile wallets.

In June 2012, the Commission approved the International Roaming Regulation (Roaming III), which replaces previous Roaming regulations (Roaming I and II). This regulation may, however, change again depending on the outcome of the Legislative process related to the Digital Single Market package adopted in 2013 whose proposal is that roaming prices set around home prices (“Roam like at home” proposal). This new Roaming III Regulation contains, for the first time, structural measures to impulse competition in the market for international roaming, so that, from July 1, 2014, customers could, if they wish, sign a roaming agreement with another operator apart from their domestic mobile services without changing the phone number, terminal or SIM card to change countries. The proposal also would entitle mobile operators to use other operators’ networks in other Member States at regulated wholesale prices, thereby encouraging more operators to compete on the roaming market. To cover the period until such structural measures are fully effective and competition pushes prices down, the proposal gradually reduces the limits of retail and wholesale prices for voice, text (SMS) and data. Price cuts have to be implemented by operators on July 1, 2014.

Retail prices

	July 1, 2013	July 1, 2014
Data (€cent/MB)	45	20
Voice - calls made (€cent/min)	24	19
Voice - calls received (€cent/min)	7	5
SMS (€cent/text)	8	6

Wholesale prices

	July 1, 2013	July 1, 2014
Data (€cent/MB)	15	5
Voice (€cent/min)	10	5
SMS (€cent/text)	2	2

On February 14, 2012 the European Parliament and the Council adopted Decision 243/2012/EU which settles a multiannual program policy spectrum for the following four years. The Radio Spectrum Policy Program, amongst others, will identify 1200MHz spectrum for wireless data traffic, explore new approaches in spectrum licensing, identify long term spectrum needs and finally will look for additional harmonized bands for mobile broadband.

Finally, in its Digital Agenda, the EU has set some objectives for broadband development: of the speed up to 30 Mbps for all European citizens by 2020 and 50% of European households connected to 100Mbps by 2020.

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Telefónica Europe

Spain

General regulatory framework

The legal framework for the regulation of the telecommunications sector in Spain is governed by the General Telecommunications Law (32/2003) and several Royal Decrees. This law has been modified by Royal Decree law 13/2011 of March 30, which transposes directives regarding the gas, and the electric interior markets, and regarding electronic communications. The Royal Decree adopts measures in order to correct deviations caused by the mismatch between revenues and expenses of the electric and gas sector. A telecommunications bill is currently under discussion in the Spanish Parliament. The bill reduces administrative burdens to boost networks deployments.

The Market and Competition National Commission, or CNMC, created by the Law 3/2013, has assumed in 2013 its role as telecommunications and audiovisual service regulator in Spain. This new organism is also the competition authority in Spain and the national regulatory authority for transport, postal services and energy.

Market analysis

Following the most relevant markets in which Telefónica is deemed to have SMP.

Fixed markets

Retail access to the fixed-location public telephone network, retail market for calls in a fixed location, and retail market for rental lines

In this market, the National regulatory authority had made a third round of market analysis, applying a final resolution dated on December 13, 2012, concluding that Telefónica de España is an SMP in retail access to fixed-location public telephone network services, for clients with an identification number not associated to a specific business plan, such as a reference market which can be regulated ex ante. As an operator with SMP, Telefónica de España is subject to certain specific obligations and restrictions.

Wholesale fixed call origination market

In December 2008, the National regulatory authority concluded that Telefónica de España is an operator with SMP in this market and requested that Telefónica de España offer wholesale service to assist other operators in offering IP telephony services and provide transparent information of migration to Next Generation Networks centrals, which involves the provision of a wide range of information to competitors about network evolution.

Fixed call termination market on individual networks

As an operator with SMP in fixed call termination market on individual networks, Telefónica de España is required to submit an “Interconnection Reference Offer” (OIR) outlining the terms and conditions under which it will interconnect with other operators.

Mobile market

Mobile voice call termination

In May 2012, the ANR adopted a measure establishing the wholesale price at 0.109 euros/minute, as from July 2013. The CNMC has not yet approved a new resolution on wholesale market mobile voice call termination.

Wholesale (physical) to network infrastructure access

In January 2009, the National regulatory authority concluded that Telefónica de España is an operator with SMP in the wholesale (physical) network infrastructures access market, and imposed the following obligations: access to full and shared unbundled access to copper loops, sub-loops and ducts, cost oriented tariffs and accounting separation, transparency and non-discrimination obligations including an “Unbundling Reference Offer” and a “Ducts Reference Offer.” In February 2009, the National regulatory authority imposed similar obligations with respect to vertical access to buildings.

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Wholesale prices for local loop unbundling were increased from 8.32 to 8.60 €/month by the National regulatory authority, in July 2013.

Wholesale broadband access

In January 2009, the CNMC concluded that Telefónica de España has significant market power in the wholesale broadband access market and is therefore required to provide other operators with wholesale broadband access services up to 30 Mbps in copper and fiber infrastructures. The NRA also required Telefónica de España to publish a wholesale broadband access reference offer, provide cost-oriented rates and accounting separation, to avoid discrimination in network access, and to report broadband retail changes in services prior to offering them in the market.

On November 16, 2010, the National regulatory authority approved a new wholesale broadband offer (known as the new broadband Ethernet service or NEBA ) which will allow alternative operators to provide retail services to consumers more independently from Telefónica retail offers. Until the NEBA service is available, Telefónica will offer its FTTH retail services for resale through third parties.

In May 2013, the National regulatory authority proposed a reduction in wholesale broadband prices, although the European Commission considered the proposal incompatible with European law, due to the methodology used to determine the prices. Taking into account the European Commission’s comments, the CNMC has adopted a decision on bitstream prices on January 30, 2014, reducing the prices 18%.

In addition, the National regulatory authority launched, at the end of July 2013, a public pre-consultation regarding the market analysis on wholesale network infrastructure access and wholesale broadband access. The CNMC is expected to carry out a consultation and to decide on regulatory obligations for these markets in 2014. New regulation will apply to NGN networks for at least three years.

Universal service obligations

The General Telecommunications Law aims to ensure that all Spanish citizens have access to certain basic telecommunications services, regardless of their geographic location, with a minimum quality level and at accessible prices.

Telefónica de España, SAU was designated the operator responsible for the provision of the connection to the public electronic communications network, with the possibility of establishing broadband data connection with a descending speed no less than 1Mbit per second, and the provision of the public telephone service available from a fixed location and the operator responsible for the preparation and delivery of public telephone directories to the telephone subscribers. Telefónica Telecomunicaciones Públicas, SAU was designated as the operator responsible for the provision of a sufficient supply of public payphones.

Contribution to RTVE funding mechanism

In August 2009, the Radio and Television Corporation Finance Law “(Ley de Financiación de la Corporación de Radio y Television Española)” was approved establishing that: (i) telecommunication operators, which operate nationwide or at least in more than one region, have to make a fixed annual provision of 0. 9 % of the invoiced operating income of the year (excluding the revenues of the wholesale reference market), and, (ii) on the other hand, the concessionaire companies and providers of TV services which operate nationwide or at least in more than one region should make an annual contribution fixed as follows; (a) 3% on the gross revenue of the year for open concessionaire companies or TV services providers, and (b) 1.5% on the gross revenue of the year for concessionaire companies to provide pay TV services.

In Spain, self-settlement of the contributions made has been appealed by Telefónica España and Telefónica Móviles España as well as, the Royal Decree 1004/2010, which approves the Regulation developing the abovementioned law. In the European level there were two ongoing processes with regards to this issue. In July 2013, the EC withdrew its appeal before the Luxembourg Court, shortly after it ruled on a similar tax legislation in France, where the Luxembourg Court ruled that the tax imposed by France on telecommunications companies was compatible with European regulation. With this decision, the tax measure will remain unchanged unless the Spanish Supreme Court understands the contrary.

Besides this, the European Commission initiated a state aid investigation and concluded that such funding mechanism did not constitute illegal state aid. Against this decision, “Telefónica de España” and “Telefónica Móviles España,” filed an appeal before the European Court of Justice. This appeal is still pending resolution.

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Collaboration agreements

On July, 2013, Telefónica de España signed an agreement with Vodafone España S.A.U and France Telecom S.A.U for the use of fiber infrastructure in buildings. This agreement, together with the agreement signed with Jazz Telecom S.A.U on 2012, aimed the deployment of fiber networks in Spain. Once, an operator has reached a concrete building would be able to use the infrastructures deployed previously by other operators.

United Kingdom

General regulatory framework

The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. The Act designates the Office of Communications, or Ofcom, as the NRA responsible for the regulation of electronic communications networks and services. The Act was amended in 2011 following changes to the Common Regulatory Framework.

Market reviews

Following a market review, mobile termination rates for the four national mobile communications operators (Vodafone, Telefónica UK, Everything Everywhere and H3G) are subject to controls based on the pure long-run incremental cost (pure LRIC) approach. The present mobile wholesale termination rate is 0.848ppm and will be reduced to 0.845ppm from April 1, 2014. UK regulator has proposed to raise the annual fee for the use of spectrum in the bands 900MHz and 1800 MHz.

Germany

General regulatory framework

The European Union legislative framework was implemented in Germany at the end of June 2004, by the Telecommunications Act (Telekommunikationsgesetz). The national regulatory authority responsible for regulation of electronic communication networks and services is the Bundesnetzagentur, or BNetzA. Following the adaptation of the 2009 EU Telecom Package, the Telecom Act was repeatedly amended and the last modifications entered into force in August 2013. Transition periods existed for some of them. Worth mentioning are the rules, concerning the free-of-charge-waiting-loop and some of the rules concerning the change of the provider.

Licenses

BNETZA is currently holding a procedure regarding the future of the GSM licenses and has already published a draft decision which subsequently was subject to a public consultation. This foresees an auction of the GSM spectrum (900 MHz and 1800 MHz) together with an auction of spectrum in new bands at 700 MHz as well as at 1500 MHz and further includes a spectrum reservation of 2x5 MHz (900 MHz) for the current GSM Licensees (including but not limited to Telefónica Germany). Drawing that reserve leads to a coverage obligation of 99% of the population. Depending on the outcome of the planned merger between Telefónica Germany and E-Plus, BNetzA might find in necessary to modify the final decision.

Market reviews

Since 2006, Telefónica Germany has subsequently challenged decisions adopted by the German regulator (BNETZA) on mobile termination rates. Some appeals are pending at the Constitutional Court.

Regarding the concrete decisions establishing MTR, on July 19, 2012, BNetzA issued a decision on mobile termination rates for the period from December 1, 2012 to November 30, 2014, confirming its preliminary decision. According to this resolution, these rates decreased to 0.0179 euros/minute as of 1 December, 2013. BNetzA based its calculation on its new internally-developed cost model, which partly implements the European Commission’s recommendation on regulating fixed and mobile termination rates in the EU. The European Commission has been notified of the preliminary as well as of the final decision and the respective regulatory orders and issued a serious doubts letter. The European Commission may initiate further infringement proceedings against Germany as the regulation of mobile termination rates was deemed to be not fully compliant with the EC’s Recommendation on regulating fixed and mobile termination rates in the EU. On December 19, 2012, Telefónica Germany filed a lawsuit against the preliminary decision, in an attempt to secure higher mobile termination rates. With the same purpose Telefónica Germany has made claims against the final decision on August 19, 2013 regarding MTR.

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On August 13, 2013 BNetzA issued the final resolution on Telekom’s fixed termination rates (FTRs), applicable from December 2012 to November 2013. Local FTRs were reduced by approximately 20%. At the end of November 2013 BNetzA issued a regulatory order for all alternative fixed network operators (ANOs) including Telefónica Germany. In addition to the obligations of the former regulatory order, the ANOs now have to file a proposal for their local FTRs and BNetzA has to approve such FTRs. The local FTR will be set at the same level as the Telekom FTR. BNetzA issued a preliminary approval for Telefónica Germany´s FTR at the end of February 2014. Telefónica Germany’s rates were approved for the time period from November 20, 2013 until November 30, 2014. Before the final approval, the decision will be notified to the EU Commission.

Relevant cooperation agreements

Since 2012, Deutsche Telekom offers a wholesale bitstream access model (“VDSL contingent model”), which in 2013/4 has been developed further to include newly built VDSL and vectoring accesses. Telefónica Germany was closely involved in the development of this model. In this sense, Deutsche Telekom and Telefónica Germany signed a contract regarding the model on December, 6, 2012. The VDSL contingent model is subject to the approval of BNetzA following the current notification proceeding with the European Union.

In addition, Telefónica Germany and Deutsche Telekom have entered into a final and binding agreement on December 20, 2013 with regard to fixed-line broadband services. Such agreement foresees the transition from Telefónica Germany’s “ADSL” infrastructure to the advanced network infrastructure of Deutsche Telekom (the so-called “next generation access platform” or NGA platform) which will enable Telefónica Germany to offer its customers high-speed internet products with data transfer rates of up to 100Mbit/s. The completion of the transition to Deutsche Telekom’s NGA platform is expected for 2019. (Further details are provided in Note 21. Section b) of this of this Consolidated Financial Statements.)

Czech Republic

General regulatory framework

The EU Regulatory Framework was implemented in the Czech Republic in 2005 by the Electronic Communications Act. The revision of the EU Regulatory Framework was transposed into the Czech legislation as of January 2012. The NRA responsible for the regulation of electronic communications networks and services is the Český Telekomunikační Úřad (Czech Telecommunication Office or CTO). Governmental responsibility for the area of electronic communications lies with the Ministry of Industry and Trade.

Market reviews

Telefónica Czech Republic has been designated as an SMP entity in seven of the eight relevant markets:

Ireland

General regulatory framework

The EU Regulatory framework has been in place in Ireland since 2002 with ComReg the designated independent regulator. The 2009 directives have been already transposed.

Market reviews

The key market review for Telefónica in Ireland is the wholesale termination market for mobile voice. ComReg issued their latest decision in December 2012 introducing LRIC pricing and MTRs planned to reduce to 1 cent by July 2013. This decision was successfully challenged by Vodafone and an interim average MTR of 2.60c was set to apply from July 1, 2013. ComReg are developing a cost model based on LRIC pricing which is expected to be published in July 2014.

Slovakia

General regulatory framework

The EU Regulatory Framework was implemented in Slovakia in 2003 through the Act on Electronic Communications. The law has been significantly amended as of November 1, 2011. The National regulatory authority responsible for the regulation of electronic communications’ networks and services is the Regulatory Authority for Electronic Communications and Postal Services, established as of January 1, 2014. Governmental responsibility for the legislative area of electronic communications lies with the Ministry of Transport, Construction and Regional Development.

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Market reviews

In July 2013, the TUSR adopted a price decision based on pure LRIC model that decreased mobile termination rates from EUR 0.0318/min to EUR 0.01226 EUR/min.

Telefónica Latin America

Brazil

General legislative framework

The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997. The National Agency for Telecommunications, (Agência Nacional de Telecomunicações or ANATEL), is the principal regulatory authority for the Brazilian telecommunications sector. In April 2013, ANATEL implemented a new Internal Rule (Resolução 612) which reorganized all technical departments of the Agency. The reformulation aimed to establish a new converged structure.

Licenses

In Brazil, concessions are awarded for providing services under the public system, while authorizations are granted for providing private system services. The only service provided under both systems is the Commuted Fixed Telephony Service (CFTS). All other services are provided under the private system.

In the state of São Paulo, Telefónica Brazil provides local and national long-distance CFTS under the public regime, by Concession agreement, and provides international and long-distance CFTS and broadband services under the private system, by authorizations. In the remaining states of Brazil, Vivo Telefónica Brazil provides local, and long-distance and international CFTS service, personal mobile service, and broadband multimedia communication services (which includes the provision of fixed broadband connections) and Pay TV services, all under the private regime.

The Concession agreement will be in force until 2015 and the authorizations are issued for an undetermined period.

Radiofrequencies authorizations, for its turn, are granted for a limited period of time (maximum of 15 years, renewable once). The most important radiofrequencies authorizations held by Telefónica are those associated with the exploitation of mobile services and are described in the licenses section.

In 2013 Telefónica Brasil requested the amendment of its Terms of Authorization for the “L” band in order to relocate the blocks of radiofrequencies. Currently, the “L” band is located in the 3G radiofrequencies (1.9/2.1GHz). Bid notice for the “L” band provided for such relocation and the request ensured a more efficient use of the spectrum for Telefónica do Brazil.

In 2012, Telefónica was awarded a block of the 2500 MHz “X” band (20+20 MHz), including the 450 MHz band in certain states. As part of the spectrum auction, Telefónica Brazil had to compensate the former licensees of this bandwidth, who used it for multichannel multipoint distribution services. The other operators also obtaining spectrum must, in turn, compensate Telefónica Brazil. Part of these compensation requirements is being legally contested.

After receiving the ANATEL study on the occupation of the 700 MHz frequency, published in early Jan/2013, the Brazilian Ministry of Communications, issued Ordinance No. 14, with guidelines for accelerated access to the Brazilian System of Digital Terrestrial Television - SBTVD-T and to broaden the availability of the radio frequency spectrum for meeting the goals set forth by the National Broadband Plan - PNBL. The ordinance also establishes that the ANATEL develop a proposal to regulate use of the band. After a public consultation, Resolution No. 625/2013 was adopted. This Resolution approves the allocation of the 700 MHz band to the fixed and mobile services of telephony and broadband. However, the completion of the allocation process requires the migration of the TV channels that currently occupy the band and that ANATEL concludes studies regarding spectrum interference between mobile and TV services.

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Interconnection, tariffs and prices

Interconnection among public networks is mandatory in Brazil. Parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. For Interconnection rates for fixed network operator identified as operator with Significant Market Power (Res. 588/2012) the maximum rate is established by ANATEL; the rates for the use of mobile operators networks (Res. 438/2006), may be agreed between the parties, however, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Res. 576/2011) ANATEL imposes the rates to be used. In general, operators shall maintain public offers of interconnection conditions.

Recent regulatory developments

On November 8, 2012, ANATEL published the General Plan of Competition Goals (PGMC), which, in general, provides ex-ante obligations for telecommunications providers that identify SMP operators in the various relevant markets identified as critical for the development of competition in the telecommunications industry. The ex-ante obligations include measures of price transparency and market conditions and specific rules for composition of conflicts between agents, such as: (i) mandatory submission and approval of offerings of reference in the wholesale market and warranty service requests from other players that correspond to 20% of the physical network of the SMP companies, (ii) transparency measures as the creation of a Data Base and Wholesale Supervisor Entity, (iii) specifically for providers acting in the mobile termination market (interconnection): full billing between undertakings with SMP, and Bill & Keep decreasing between SMP and non-SMP (80/20% between 2013 and 2014, 60/40% in 2015 and full billing from 2016). The Telefónica Group, including VIVO, has been identified as an operator with SPM in the following markets: (i) fixed network infrastructure access for data transmission in copper pairs or coaxial cables at speeds up to 10 Mbps in the region of São Paulo, (ii) wholesale fixed network infrastructure to transport local and long distance transmission at speeds up to 34 Mbps in the region of São Paulo, (iii) passive towers, ducts and trenches infrastructure throughout Brazil; (iv) call termination on mobile network in Brazil, and (v) national roaming market throughout Brazil.

ANATEL also approved Resolution 614 in May 2013, which set the new regulations for the provision of Multimedia Services (which includes the provision of internet broadband services). The new resolution establishes that broadband internet services may be rendered regardless of the existence of an Internet Service Provider (the previous regulation required the user to contract two services: the connection itself and the ISP). It is expected that such provision will make Telefónica´s ADSL services more competitive.

The PGMC established that the mobile termination rates (VU-M) shall observe the following scheme: the reference VU-M value applicable to a provider belonging to a Group declared with SMP within the mobile termination market shall be based on the model of incremental costs. Such model of incremental costs shall be implemented from February 24, 2016. Previously, the reference VU-M value applicable to such providers shall be as follows:

•	From February 24, 2014: up to 75% of the VU-M value in force on December 31, 2013.

•	From February 24, 2015: up to 50% of the VU-M value in force on December 31, 2013.

In this regard, in December 2013, ANATEL published its resolution 7,272 establishing the new VU-M values for 2014 and 2015 applicable to providers with SMP. These are the values applicable to VIVO (in Brazilian reais):

•	2014:

•	Region I: 0.25126

•	Region II: 0.23987

•	Region III: 0.22164

•	2015:

•	Region I: 0.16751

•	Region II: 0.15911

•	Region III: 0.14766

Pursuant to applicable laws, reductions of VU-M must be reflected in VC1 (retail price paid by users for local fix-mobile calls) and VC2 and VC3 (retail price paid by users for national long distance fixed-mobile calls). Accordingly and as a consequence of the new V-UM in resolution 7,272, on February 24, 2014, ANATEL published its resolution 1,742 establishing the new VCs for 2014: approximately 0.07781 Brazilian reais less than the previous VC1s in Region III (as Telefónica only offers local fixed telephony services in that region); and approximately 0.11434 Brazilian reais less than the previous VC2 and VC3.

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Resolution 623, issued in October 2013, reformulated the Telecommunication Users Council, broadening its scope from fixed voice services to all telecommunications services. From now on, operators shall implement Telecommunication Users Councils in all regions. Requests, complaints and other measures proposed by users’ representatives shall be considered by operators. ANATEL will monitor the councils’ activities across the country.

In December 2013, ANATEL issued Resolution 629 which establishes terms and conditions to execute Conduct Adjustment Terms (Termo de Ajustamento de Condutas) aimed at suspending administrative proceedings in course, if license holders assume certain obligations to fully comply with regulations and provide compensations and awards to users.

Competition law

Brazilian competition regulation is based on Law No. 12.529 of November 30, 2011. The Administrative Council for Economic Defense, or CADE, is the agency in charge of enforcing the competition rules.

The new antitrust law establishes a pre-merger notification regime for concentration transactions, with new turnover thresholds (one participant with gross revenue of BLR750 million in Brazil and other participant with gross revenue of BRL75 million in Brazil) and maximum time length for merger review procedure (240 days, extendable to 330 days).

Mexico

General regulatory framework

The provision of all telecommunication services in Mexico is governed by the Constitution, Federal Telecommunication Law and various service-specific regulations. The Constitution was amended in June 2013 on telecommunications matters; the Federal Telecommunications Institute (IFT) is created as an autonomous body responsible for the regulation, promotion and supervision of the use, development and exploitation of radio spectrum, networks and the provision of broadcasting services and telecommunications. By virtue of the Constitution amendment, the Federal Communication Institute will be in charge of regulating the dominant operators or with SMP. Due to these constitutional amendments, the enactment and publication of a secondary legislation on telecommunications is required, which should occur in the first quarter of 2014.

Licenses

Derived from a corporate restructuring carried out in Mexico, authorized by the Federal Institute for Telecommunications, dated on December 30, 2013, Baja Celular Mexicana, SA de CV, Cellular Phones, Inc. de CV, Telefónica Celular del Norte, SA de C.V. Movitel and Northwest, Inc. de C.V. have ceded in favor of Pegaso PCS, SA de C.V. (Pegaso PCS) the rights and obligations of the concession titles.

Likewise, on January 31, 2014 the merger between Pegaso Comunicaciones y Sistemas, S.A. de C.V. and Pegaso PCS was formalized, subsisting the latter. Once the merger takes effect, Pegaso PCS will acquire the ownership of the rights and obligations of the concession titles of Pegasus Communications y Sistemas.

Prices and tariffs

Tariffs charged to customers are not regulated. They are set by mobile operating companies and must be registered with COFETEL.

Interconnection

Mexican telecommunications regulations obligate all telecommunications network concessionaires to execute interconnection agreements. Interconnection rates and conditions may be negotiated by the parties. However, should the parties fail to agree, COFETEL must fix the unresolved issues, including tariffs.

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Throughout 2011, COFETEL issued several resolutions as a result of different interconnection disputes submitted by several operators. In such resolutions, COFETEL determined a mobile termination charge (“MTC”) for Telefónica México, as well as for other mobile operators, of 0.3912 Mexican pesos per minute, billed per second without rounding (leading to a 61 % cut to previous rates). Telefónica México has appealed on an administrative basis such resolutions from COFETEL. Such appeals are still pending to be resolved. To date, Cofetel has not resolved the applicable rate for 2012 or for 2013 or 2014. Moreover, the declaration of dominant operators in the telecoms market is expected to lead to asymmetric regulatory measures. The Company’s competitive position may benefit to a greater or lesser extent depending on the scope of these measures. Furthermore, on June 21, 2012, CIADI Secretary-General declared admissible the international arbitration presented by Telefónica, S.A. against the Mexican United States. Telefónica, S.A. formulated their lawsuit memorial, on September 20, 2013, by virtue of which claim for damages incurred as a consequence of the resolutions, issued by different Mexican regulatory and administrative bodies, of mobile termination rates.

Foreign ownership/restrictions on transfer of ownership

Since the amendments to the Constitution published in June 2013 foreign investment (FDI) up to one hundred percent in telecommunications is allowed.

Competition law

The Federal Economic Competition Law enacted in 1992 and amended on May 10, 2011.

Venezuela

Prices and tariffs

Under Venezuelan regulations, the free-pricing system for telecommunication services remains the same, except for basic telephony services (Local, LDN and LDI) and services rendered under universal service obligations; however, the regulatory entity may, considering CONATEL’s opinion, alter prices for telecommunication services for “public interest reasons.” The amendment does not define the term “public interest reasons.” Nevertheless, the Enabling Act (Ley Habilitante) in Venezuela also confers full powers to the President to implement price controls,

CONATEL published an Order whereby reference values are set for the Determination of Interconnection Charges for use of Mobile Telephony Services. The aim of this regulation is the establishment of reference values and criteria for determining interconnection charges in mobile phone use on the basis of a model of long run incremental costs with breakdown of the network elements by CONATEL, who should intervene setting such charges solely in those cases where there are conflicts between operators relating such charges, and they failed to reach consensus within the period specified in the interconnection legislation. Mobile termination rates in relation to national operator have been reduced approximately 6% compared to the previous rates.

Competition law

Venezuelan law governing competition is the Promotion and Protection of Free Competition Act 1992. The Office of the Superintendent for the Promotion and Protection of Free Competition is the agency empowered to apply the Competition Act.

Chile

General regulatory framework

The General Telecommunications Law No. 18,168 of 1982, as amended, establishes the legal framework for the provision of telecommunications services in Chile. The main regulatory authority in Chile is the Under-Secretary of Telecommunications, or SUBTEL.

On June 11, 2012, Law No. 20,599 was published. It regulates the installation of antennas stations and transmitters of telecommunication services. During 2013, the cost of compliance with the Antenna Law, in Chilean pesos, was of Opex of approximately $5.092.000.000 (7.091.922 euros) and Capex of $5.057.000.000 (7,043,175 euros), using the exchange rate as of January 15, 2014.

In November 2013, Law No. 20,704 was published by virtue of which national long distance service was eliminated. This measure has to be implemented on August 2014. From that date, communications that were formerly national long distance communications and that were separately charged by the carrier will be considered local communications and will form part of the service or commercial plan provided by the local phone company to its clients. The dialing of local numbers will be modified upon the date of the national long distance service elimination.

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2013 Consolidated Financial Statements

An emergency alert system was enabled for mobile networks (2G, 3G) to inform the population in cases of disaster. The system using 4G technology will be implemented on March 2014.

On February 13, 2014, the new Regulation on Telecommunications Services, which will come into force on June 13, 2014, except certain specific obligations that must be met by the service providers prior to that date, was published. This Regulation replaces the existing to date and regulate a number of new services as Internet, Pay TV, etc. The regulation could be challenged if it is considered needed to defend the Company’s interest.

Licenses

On March 28, 2013 was published the decree by virtue of which SUBTEL granted to Telefónica Móviles Chile S.A. a public service concession for fixed and/or mobile data transmission in the 2545 MHz—2565 MHz and 2665 MHz—2685 MHz bands (4G technology). On November 2013, TMCH initiated the partial commercialization of 4G services, and in March 2014 the total of the commercialization will have to be implemented. 2.6 GHz concession obliges TMCH to provide a wholesale service to OMV, for what the latter had to published a completely Facilities Offer (including prices), available in non-discriminatory terms.

In October 2013, Subtel published in the Official Journal a public tender for granting public service concessions for transmitting data on 713-748 MHz and 768-803 MHz frequency bands. Three blocks of frequencies at a national level will be assigned: two blocks of 2x10 MHz and one block of 2x15 MHz. In addition of providing the data transmission service, additional obligations are set, like provide wholesale services to OMV, provide national roaming wholesale services, provide data transmission wholesale service, provide services to determined routes, locations and municipal and supported schools. Offers have to be issued by interested parties by January, 2014. In the event of a tie in the proposals, the tender will be resolved by a bid (best offer in financial terms).

Prices and tariffs

Maximum tariffs for telephony services are set every five years by the Ministry of Transport and Telecommunications and the Ministry of Economy. In addition, the Competition Tribunal may subject any telephony service to price regulation, except for mobile telephone services to the public that are expressly exempted.

The Competition Tribunal ruled in January 2009 that only some local telephone services were to be subject to tariff regulation (line connections, monthly fixed charges, variable traffics charges, and public payphone services are excluded). Accordingly, it was determined that every local telephone company, within its service zones, would be regulated with respect to tariff levels and structure. In addition, Telefónica Chile, in its capacity as a “SMP operator” (except in regions where other companies are the SMP operators), is regulated on a non-price basis, with requirements that it not engage in discriminatory pricing and that it give previous notice of plans and packages.

Interconnection

Interconnection is obligatory for all license holders with the same type of public telecommunications services and between telephony public services and intermediate services that provide long distance services. The same requirement applies to holders of those intermediate service licenses, who are required to interconnect their networks to the local telephone network.

A “calling party pays” tariff structure was implemented on February 23, 1999. Under this tariff structure, local telephone companies pay mobile telephone companies an access charge for calls placed from fixed networks to mobile networks. Local telephone companies may pass this interconnection charge on to their customers. Every five years, SUBTEL sets the applicable tariffs for services provided through the interconnected networks.

The Tariff Decree for the period 2014-2019, for mobile telephony networks was adopted by SUBTEL on January 16, 2014 and is enforceable since January 25, 2014. The new prices imply a reduction of 73.4% as regards the previous ones.

On November 8, 2013, the fixed operation submitted its Tariff Study. On March 8, 2014, the Ministries should submit its Report of Objections and Counterproposal to the Tariff Study, in which it is likely that they will propose different tariffs. The new tariff decree will come in force on May 9, 2014.

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Competition law

The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Decree Nº 1 of 2005 (Ministry of Economía, Fomento y Reconstrucción). The Competition Tribunal deals with infringements of competition law.

Through General Instruction No 2 (“IG2”) of December 18, 2012, the Competition Tribunal imposed that mobile phone companies cannot commercialize plans with a different price for the on-net and off-net calls, as of the effective date of the mobile Tariff Decree over access charges (January 25, 2014). In addition, fixed and mobile service packages with discounts are authorized as of the in-service date of the LTE concession (March 28, 2014).

The TuVes company, which provides PayTV services brought an appeal against IG2 before the Supreme Court, which issued a judgment on December 17, 2013 by virtue of which fixed-mobile convergent offers with a multiservice discount cannot be commercialized permanently. This affected our commercial offer focused on convergent products (Fusion and others), and as a result, possible commercial and operational solutions are being analyzed.

Argentina

General regulatory framework

The basic legal framework for the provision of telecommunications services in Argentina is set forth in the National Telecommunications Law (No. 19,798) of 1972 and in the specific regulations governing each type of telecommunications service. Decree 764/00 established the new and current regulatory framework rules for a free market, and includes interconnection, license, universal service and spectrum rules.

The following regulatory authorities oversee the Argentine telecommunications industry:

the National Communications Commission, or CNC, supervises compliance with licenses and regulations, and approves changes to mandatory goal and service requirements; and

the Secretariat of Communications, or SECOM, grants new licenses, regulates the bidding and selection processes for radio-spectrum authorizations, and approves the related bidding terms and conditions.

On October 21, 2003, Law No. 25,790 became effective, extending the term for the renegotiation of concession or licensing agreements with public utilities until December 31, 2004, which was subsequently extended until December 31, 2011. As an investor in Argentina through Telefónica de Argentina, we commenced arbitration proceedings against the Republic of Argentina based on the Reciprocal Protection of Investments Treaty between Spain and Argentina for damages suffered by us because of the measures adopted by the Argentine government in connection with the renegotiation of certain concession and licensing agreements. On August 21, 2009, the parties requested the Tribunal, in accordance with Rule 43 of the ICSID Arbitration Rules, declare a resolution of the termination of the proceedings. The agreement of the parties envisages the possibility of a new request for arbitration under the ICSID Convention being submitted by Telefónica

Prices and tariffs

Additionally, Decree No. 764/00 established that providers of telephone services may freely set rates and/or prices for their service which shall be applied on a non-discriminatory basis. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, the “dominant” providers in the relevant areas (which include Telefónica de Argentina) must respect the maximum tariffs established in the general tariff structure.

Also, the guidelines set forth in article 26 of Decree No. 1185/90 continue in effect for operators with significant market power. These guidelines establish information obligations with which operators must comply with respect to tariffs and which flow toward both clients and the national regulator. This Decree also establishes the powers the regulator has to revise or revoke such tariffs.

Furthermore, on October 15, 2012, became effective the resolution SC 45/2012 of the Secretary of Communications, which provides that the mobile phone companies should only bill to its clients the minutes since the call to be serviced by the receiver or his message box.

Tariffs charged to customers for mobile services are currently not regulated in Argentina.

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Interconnection

The rules for national interconnection set forth that interconnection agreements are to be freely negotiated between the relevant service providers, on a non-discriminatory basis. The regulations also establish the obligation for dominant and significant market operators to unbundle their local loops and to allow competitors to use them on a reasonable basis.

Competition law

Law 25,156, on Protection of Competition prohibits any acts or behaviors contrary to the law. The National Commission for the Defense of Competition is the authority entrusted with application of the law.

Colombia

General regulatory framework

In Colombia, telecommunications are a public service, subject to state regulation and oversight. Law 1341/09 (“Technologies of Information and Communications Law”) reformed the legal framework, establishing the general regime for information and communication technologies. Under this law, providers of network and telecommunications services in Colombia must register with the Information and Communication Technologies Minister. In addition, operators must obtain a concession from the National Television Authority (previously a Commission) in order to provide television services. The Colombian telecommunications regulator is the Comisión de Regulación de Comunicaciones or CRC.

Licenses

Regarding the licenses for the provision of mobile voice services awarded in 1994, and their amendment agreements, by virtue of which allow the usage of spectrum over the 850 MHz (25 MHz) and the 1900 MHZ (15 MHZ) bands, given for a 10 years period and extended in 2004 for another equal period, the company decided to opt to the general habilitation regime, modifying registry before the Ministry. Company requested the renewal of the licenses and permits for the use of spectrum according to the article 68 of law 1341 2009, and the Decree 2044 of 2013, in which the Ministry determined the requirements and formalities in order to be able to obtain the renewal and some criteria for establish the renewal conditions. To date, the renewal requested is still pending and the Ministry have not issued the specific conditions for the renewal.

Regarding the reversion of assets the Company and the Colombian Government had been acting within the contractual relationship, in the understanding that such reversion only applies to the scarce resource that was assigned (the spectrum), on the basis of with the legal framework issued by the national Congress, integrated by laws 422 1998 and 1341 2009. Notwithstanding, the Constitutional Court declared possible in a conditional way article 4 of the 422 1998 Law and article 68 of 1341 2009 Law, related to the reversion of assets by Sentence C-555 of 2013, to interpret that concessional contracts subscribed before the entry into force of these legislation, shall respect “the reversion” clause 33 concluded “at the expiration of the concession term, the elements and assets directly affected by it will become National property, without imposing any compensation obligation”.

Constitutional Court Ruling C-555 was issued in February 2014. According to Court´s Opinion, reversion might entail wireless telecommunications spectrum band, as well as other assets and network related to the rendering of the service as laid down in sections 14 and 15 of Decree 1900 of 1990 and other applicable law in effect at the time of the entering into the contracts, especially those that were taking into consideration for setting the financial equilibrium of those contracts; or, if such reversion is not possible, its economic equivalence.

Upon termination of the Agreements, and during the liquidation of the respective contracts, the court decision leaves to the parties the understanding of the contractual conditions for the application of the reversion.

In the 4G auction process, the Company obtained 30 MHz of spectrum in the 1710 to 1755 MHz band and 2110 to 2115 MHz band, resource that was assigned by the Resolution 2625 (2013), confirmed by Resolution 4142 on October 25, 2013, for a 10 years period.

Interconnection

Mobile and fixed operators in Colombia have the right to interconnect to other operators’ networks. Before the intervention of regulatory authorities, operators must attempt direct negotiations. Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition. Asymmetric termination rates are regulated by CRC Resolutions 1763 and 3136 of 2011 and 3534 of 2012. Additionally, CRC Resolution 3101 of 2011 adopted a unique interconnection regime, which promotes competition and guarantees access to networks and networks elements to other providers of telecommunications, content and apps.

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During 2013, the CRC issued national Roaming price regulation, extending the application of the objective value set for mobile termination rates to this service and imposing a value of $ COP 25.63 per Mbyte for 2013, $ COP 19.36 for 2014 and $ COP 13.09 for 2015.

In 2011, The Regulator issued a progressive reduction on mobile termination charges from April 2012 to 2015 and imposed the use of asymmetric mobile termination rates to Comcel (Claro) the dominant operator.

Prices and tariffs

The Technologies of Information and Communications Law, provides for free pricing for voice and Internet access services. Therefore, mobile tariffs charged to customers are not regulated, although they may not be discriminatory. Nevertheless, fixed-to-mobile tariffs are subject to a price cap. Rates are fixed by mobile operating companies and must be registered with the Comisión de Regulación de Telecomunicaciones. The regulator set a price cap depending to the changes on mobile terminations rates, being the reason why during 2013 it was $ COP 124.87.

Regulation in quality and users’ protection

During 2013 the Commission established rules to protect users in matters such as international roaming services, and ordered providers to automatically compensate users, as of January 2014, for the blocking, suspension or disconnection of fixed services. For mobile services, the Commission ordered the automatic compensation (via minutes) for dropped calls.

Television services

The Company pays the National Television Authority a periodic consideration for the license obtained in 2007 to offer television services, initially set as 10% of the gross revenues of the company for television services, reduced to 7% in 2010. Since 2012, it is based on a fixed value of $ COP 1.874,32 per user, updated yearly to the consumer gross price index (IPC) and the number of registered users.

Competition law

The Colombian Competition Law is incorporated in the Law No. 155/59, Decree No 2153/92 and Law 1340/09 on Restrictive Trade Practices. The Superintendent of Industry and Commerce is the Colombian competition authority.

Peru

General regulatory framework

The provision of telecommunications services in Peru is governed by the Telecommunications Law and related regulations.

On July, 2012 the Peruvian Congress approved the Law of Promotion of the Broad Band and Construction of the National Fiber Optic Backbone, Law N° 29904. This Law declares of public necessity: (i) the construction of the National Fiber Optic Backbone which will be entitled to the government to make possible the connectivity by the broad band, and; ii) the access and use of the infrastructure associated with the public services of energy and hydrocarbon to facilitate the display of the telecommunication network for the provision of the broad band. In addition, Law N° 29904 implies that operators of electric, transport and hydrocarbon infrastructure projects will have to install fiber optic that will be entitled to the State and will be given in concession to other telecommunication operators. Also establishes that a percentage of the capacity of the National Fiber Optic Backbone will be reserved for the Government to satisfy its necessities.

In November 2013, secondary legislation of the abovementioned law Nº 29904 was approved; furthermore, on December 23, 2013 “Consorcio TV Azteca – Tendai” was awarded with the National Fiber Optic Backbone project. .

Licenses

In December 2013, Telefónica del Perú S.A.A. submitted to the Transport and Communications Ministry an application to renew its concessions to provide nationwide fixed telecommunications services, for five more years. The aforementioned proceeding is still pending.

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Telefónica Móviles S.A. has five mobile services concessions. Three of them (two are intended to provide mobile service in Lima and Callao and the other for the rest of the country) were renewed in March 2013 for an additional 18 years and 10 months. The last mobile concession was awarded to Telefónica in October 2013.

Although the cable distribution broadcasting service concessions have expired, they are still valid while the renew proceedings are still pending.

Prices and tariffs

Tariffs for fixed telephony services must be approved by the National Regulatory Authority, the Organization for Supervision of Private Investment in Telecommunications, or OSIPTEL, in accordance with a price cap formula based on a productivity factor. Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation.

On October 17, 2013 OSIPTEL fixed in S/0.0025 per second (S/0.1478 per minute) the maximum rate applicable to local calls made from Telefónica del Perú S.A.A’s fixed telephones to mobile networks for personal and trunked communications. This new rate is in force since October 30, 2013.

Interconnection

Mobile service providers are required, upon request, to interconnect with other concession holders. According to the principles of neutrality and non-discrimination contemplated in the Telecommunications Law, the conditions agreed upon in any interconnection agreement will apply to third parties in the event that those conditions are more beneficial than terms and conditions agreed upon separately.

Competition

The general competition framework in Peru is based on the Legislative Decree N° 1034. This law it is applied, in the telecommunication sector, by OSIPTEL.

Law N° 30083 was approved in September 2013, which seeks to strengthen competition in the public mobile market service by introducing mobile virtual network operators (MVNOs) and mobile rural infrastructure operators (MRIO). Mobile network operators must allow MVNOs access (when requested) to their elements and network services for a fee and should provide – through the MRIO network, upon request—public mobile services in rural areas as long as they do not own infrastructure deployed at these locations. Mobile network operators may have no legal or economic ties with MVNO accessing their network. Therefore, in principle, no Telefónica Group company could operate as a MVNO within its own network. Mobile network operators must offer MVNOs their wholesale services on terms no less favorable or discriminatory. The publication of the regulation of this Law is pending.

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Main concessions and licenses held by the Telefónica Group

EUROPE	Band	Spectrum Award	Termination date
SPAIN	800 MHz	(2 x 10 MHz)	December 31, 2030
	900 MHz	(2 x 9.8 MHz)	February 4, 2015. December 31, 2030 (awarded 2X1MHz)
	900 MHz	(2 X 9,8 MHz)	December 31, 2030
	900 MHz	(E- GSM) (2X4 MHz)	December 31, 2030
	DCS-1800	(2 x 20 MHz)	December 31, 2030
	2.1 GHz	(2 x 15 MHz + 5 MHz)	April 18, 2020 (April 18, 2030)
	2.6 GHz	(2 x 20 MHz)	December 31, 2030

UNITED KINGDOM	900 MHz	(2 x 17.4 MHz)	Indefinite period
	1800 MHz	(2 x 5.8 MHz)	Indefinite period
	2100 MHz	(2 x 10 MHz + 5 MHz)	Indefinite period
	800 MHz	(2 x 10 MHz)	Indefinite period

*Since 2011, 900 MHz and 1800 MHz bands can be used to deploy UMTS.

GERMANY	1800 MHz	(2 x 17.4 MHz)	December 31, 2016
	900 MHz	(2 X 5 MHz)	December 31, 2016
	2100 MHz	(2 x 9.9 MHz)	December 31, 2020
	800 MHz	(2x10 MHz)	December 31, 2025
	2.6 GHz	(2x 20 MHz + 10 MHz)	December 31, 2025
	2.0 GHz	(2 X 5 MHz + 20MHz)	December 31, 2025

*Refarming is possible subject to a prior request and possible market distortion investigation.

IRELAND	1800 MHz	(2 x 14.4 MHz)	2015
	2100 MHz	(2 x 15 MHz + 5 MHz)	2022
	800 MHz	(2 x 10 MHz)	2013-2015
	800 MHz	(2 x 10 MHz)	2015-2030
	900 MHz	(2 x 10 MHz)	2013-2015
	900 MHz	(2 x 10 MHz)	2015-2030
	1800 MHz	(2 x 15 MHz)	2015-2030

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CZECH REPUBLIC	900 MHz/1800 MHz	(2 X 12,4 MHz)/ (2 X 14 MHz)	February 7, 2016
	2100 MHz	( 2 X 19,8 MHz)	January 1, 2022
	450 MHz	(2 x 4,44 MHz)	February 7, 2018
	800 MHz	(2 x 10 MHz)	June 30, 2029
	1800 MHz	(2 x 3 MHz)	June 30, 2029
	2600 MHz	(2 x 20 MHz)	June 30, 2029

SLOVAKIA	900 MHz/ 1800 MHz/ 2100 MHz	(2 X 10,2 MHz) / ( 2 X 15 MHz)/(2 X 20 MHz + 5 MHz)	September, 2026
	800 MHz	(2 x 10 MHz)	December 31, 2028
	1800 MHz	(2 x 0,6 MHz)	September 7, 2026

LATIN AMERICA	Band/Services		Termination period

MEXICO	850 MHz		2025
	9 concessions/1900 MHz		2018 + 20 YEARS
	4 concessions/1900 MHz		2025 + 20 YEARS
	8 concessions/1900 MHz		2030
	6 concessions/1.7-2.16 MHz (AWS)		2030

Other concessions/licenses: Public telecommunications network to offer national and international long-distance service, fixed and public telephone services throughout the country, public telecommunications network to offer pay TV and satellite data transmission services, public telecommunications network to provide satellite data transmission services, transmission and reception rights in respect of frequency bands or signals associated with foreign satellites.

VENEZUELA	800 MHz		November 28, 2022
	Private network services		December 15, 2025
	Nationwide wireless fixed access		August 24, 2026
	Local, national long-distance and international long-distance telephone services		December 15, 2025
	1900 MHz		November 28, 2022 + 10 years
	Push to talk licenses		December 15, 2025
	1900 MHz (20 MHz)		November 28, 2022 + 15 years

CHILE	(Several) 800 MHz		Indefinite period
	(3 national concessions) 1900 MHz		November 2002 + 30 years
	(1 concession) 2.5/2.6 GHz		March 28, 2043

In addition, Telefónica de Chile holds licenses for local public telephony services, public data transmission services, VoIP services, long distance services and license to install and operate a national fiber optics network. Telefónica de Chile holds different licenses to provide limited television services.

Finally, TIWS Chile holds a license to operate and install underwater fiber optic submarine cable and land fiber optic cable transmission.

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ARGENTINA

Telefónica de Argentina holds licenses, all of which have been granted for an unlimited period, allowing it to provide fixed telephony services, international telecommunications services, local services in the northern and southern regions; long-distance, international telecommunications services and data transmission in the northern region; and Internet and international data transmission access services.

Telefónica Móviles de Argentina’s licenses for providing mobile services include PCS licenses and the corresponding authorizations for using spectrum in different regions, as well as licenses for trunk services or closed groups of users, in different cities.

COLOMBIA	850 MHz (25 MHz)			Renewal proceeding
	1900 MHz (15 MHz)			Renewal proceeding
	1900 MHz (15 MHz)			2021
	1.7 GHz paired with 2.1 GHz (30 MHz)			2023

On November 8th 2011, Colombia Telecomunicaciones adhered to the general habilitation scheme contained in Law 1341/2009, and, consequently, is allowed since that date to provide any networks and telecommunications services, such as long distance carrier services, ad value services, national carrier services, and mobile services.

In addition, the Company holds a concession to provide satellite television service (DBS) and direct-to-home television (DTH).

PERÚ	Mobile Telephone	800 MHz	Lima and Callao	March 26, 2030
		1900 MHz, B Band	Lima and Callao	April 28, 2030
		800 MHZ.	National level, except Lima and Callao	December 13, 2030
		1900 MHz, B Band	National level, except Lima and Callao	June 1, 2018
	Personal Communications Services (PCS)	1,700 MHz Band, blocks A (20+20 MHz)	National	October 10, 2033

Telefónica del Perú, S.A.A. provides nationwide fixed telecommunications services according to two concessions granted on May 16, 1994 by the Ministry of Transport and Communications. The concessions were initially granted for 20 years, and may be partially renewed for additional five-year periods up to a maximum of 20 years. To date, three partial renewals extending the concession to November 27, 2027 have been approved. In December 2013, Telefónica del Peru S.A.A. submitted to the Transport and Communications Ministry an application to renew its concessions for five more years. The aforementioned proceeding is still pending.

ECUADOR

Otecel renewed the mobile telephone services concession under which it provides advanced mobile services (850 MHz B1 y B1´and 1900 MHz D y D´), including 3G services. The concession expires in November 2023 and may be renewed for an additional 15-years period.

In addition, Otecel holds a fixed and mobile carrier services concession expiring in 2017. This concession may be renewed for an additional 15-year period. The different licenses for providing added-value mobile services and Internet access services expire in 2021. This license was renewed until June 2, 2021 and may be extended for another 10 years.

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CENTRAL AMERICA

COSTA RICA	Telecommunication services (6)	10.6 MHz/850 MHz		2026(7)
30 MHz/1800 MHz
20 MHz/2100 MHz
EL SALVADOR	Telecommunication services (1)	25 MHz/850 MHz	Band B	2018(2)
		30 MHz/1900 MHz	Band C	2021
GUATEMALA	Telecommunication services (1)	80 MHz/1900 MHz	Bands B, C, E and F	2033(8)
NICARAGUA	Mobile telecommunication services	25 MHz/850 MHz	Band A	2023(3)
		60 MHz /1900	Bands B, D, E and F	2023(3)
		36 MHz /700		2023(3)
PANAMA	GSM/UMTS	25 MHz /850	Band A	2016(4)
		10 MHz/1900 MHz	Band F
URUGUAY	Mobile telephone	12.5+12.5 MHz	800 MHz	2024(5)
		5+5 MHz	1900Mhz	2022(5)
		5+5 MHz	1900Mhz	2024(5)
		2x5Mhz	1900Mhz	2033(9)

(1)	In accordance with the Telecommunications Law all of these concessions were granted to provide any type of telecommunication services.
(2)	Concessions for the use of spectrum are granted for a period of 20 years and may be renewed for additional 20 year periods once the procedures established by the Telecommunications Law are fulfilled.
(3)	Telefonía Celular de Nicaragua, S.A. (TCN) obtained a concession in 1992 for a period of 10 years to use the 25 MHz spectrum in band A of 850 MHz in order to provide mobile telecommunication services. This concession was renewed for a period of 10 years from August 2013 until July 2023. The regulatory agency awarded TCN additional spectrum of 60 MHz in bands B, D, E and F of 1900. The concession may be renewed for an additional 10-year periods via negotiation with TELCOR two years in advance of the expiry of the current concession, subject to compliance by the operator with certain conditions.
(4)	The concession is valid for 20 years and expires in 2016. It is renewable for an additional period in accordance with the concession contract. The Government of Panama granted the right to use 10 MHz (5+5) in the 1900 MHz until 2016, which can be renewed for a further period. In January 2013 the company has file a request for the renewal of the concession. Its terms have to be agreed with the government of Panama.
(5)	The expiry date depends upon the spectrum awarded: 800 MHz band (12.5 MHz + 12.5 MHz) – 20 years from July 2004; 1900 MHz band (5 MHz + 5 MHz) – 20 years from December 2002; and 1900 MHz band (5 MHz + 5 MHz) – 20 years from July 2004.
(6)	Except for traditional basic telephone services through copper networks.
(7)	The concession may be renewed for a period that added to the initial period and previous renewals does not exceed 25 years from the start date.
(8)	The Guatemala Congress modified the Telecommunications Law, increasing the use period to 20 years for radio, television and telephone frequency. These modifications entered into force on December 6, 2012. Operators were granted a 90-day period to request a change in usage certificate from the regulatory agency. Upon expiry of the period, an extension for a similar period may be requested. Telefónica Guatemala extended the term of the usage certificate until 2033.
(9)	In 13th March, 2013 URSEC (communications regulator) made a spectrum auction, which comprised spectrum of the followings bands: 900MHz, 1900MHz, AWS (1.7/2.1GHz) and AWS EXT. Telefónica acquired four paired 2x5MHz blocks of spectrum in the 1900MHz band, for U$S 32 million. Authorizations will last for 20 years.

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BRASIL

Operations Area	Termination date
Region 1	450 MHz	800 MHz	900 MHz	1800 MHz	1900 MHz	2100 MHz	2,5 GHz
Rio de Janeiro	—	Band A - 29/11/20	Extension 1 - 30/04/23	Extension 9 e 10 -30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
Espírito Santo	—	Band A - 30/11/23	Extension 1 - 30/04/23	Extension 9 e 10 - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
Amazonas, Roraima, Amapá, Pará e Maranhão	—	Banda B - 29/11/28	Extension 2 - 30/04/23	Extension 7, 9 e 10 -30/04/23		Band J - 30/04/23	Band X - 18/10/27
Minas Gerais (exceto Triângulo Mineiro)	450 - 18/10/27	Band A - 29/04/23	Extension 2 - 30/04/23	Extension 11 a 14 -30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
Minas Gerais (Triângulo Mineiro)	450 - 18/10/27	—	Band E - 28/04/20	Band E – 28/04/20	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
Bahia	—	Band A - 29/06/23	Extension 1 - 30/04/23	Extension 9 e 10 - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
Sergipe	450 - 18/10/27	Band A - 15/12/23	Extension 1 - 30/04/23	Extension 9 e 10 - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
Alagoas, Ceará, Paraíba, Pernambuco, Piauí e Rio Grande do Norte	450 - 18/10/27	—	—	Band E – 30/04/23 Extensión 9 e 10 - 30/04/23	Band L - 07/12/22	Band J - 30/04/23	Band X - 18/10/27

Region 2
Paraná (Exceto Setor 20) e Santa Catarina		Band B - 08/04/28	Extension 1 - 30/04/23	Banda M - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
PR Setor 20 - Londrina e Tamarana		Band B - 08/04/28		Banda M - 30/04/23 Extensión 10 - 30/04/23		Band J - 30/04/23	Band X - 18/10/27
Rio Grande do Sul (Exceto Setor 30)		Band A - 17/12/22	Extension 1 - 30/04/23	Banda M - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
Rio Grande do Sul - Setor 30 (Pelotas, Morro Redondo, Capão do Leão e Turuçu)				Band D e M - 30/04/23	Band L - 07/12/22	Band J - 30/04/23	Band X - 18/10/27
Distrito Federal		Band A - 24/07/21	Extension 1 - 30/04/23	Band M - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
Goiás e Tocantins		Band A - 29/10/23	Extension 1 - 30/04/23	Banda M - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
Goiás (Setor 25)				Banda M - 30/04/23 Extension 7 a 10 - 30/04/23	Band L - 07/12/22	Band J - 30/04/23	Band X - 18/10/27
Mato Grosso		Band A - 30/03/24	Extension 1 - 30/04/23	Banda M - 30/04/23	Banda L - 30/04/23	Banda J - 30/04/23	Banda X - 18/10/27
Mato Grosso do Sul - Exceto Setor 22		Band A - 28/09/24	Extension 1 - 30/04/23	Banda M - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
Mato Grosso do Sul (Setor 22 - Município de Paranaíba)				Band M - 30/04/23 Extension 7, 9 e 10 - 30/04/23	Band L - 07/12/22	Band J - 30/04/23	Band X - 18/10/27
Rondônia		Band A - 21/07/24	Extension 1 - 30/04/23	Banda M - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
Acre		Band A - 15/07/24	Extension 1 - 30/04/23	Band M - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27

Region 3
São Paulo	(4)	Band A - 05/08/23		Extension 9 e 10 - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
São Paulo (Ribeirão Preto, Guatapará e Bonfim Paulista)	(4)	Band A - 20/01/24		Extension 5, 9 e 10 - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
São Paulo (área de Franca e Región)	(4)	Band A - 05/08/23		Extension 5, 9 e 10 - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
São Paulo (Setor 33)				Extension 9 e 10 - 30/04/23	Band L - 07/12/22	Band J - 30/04/23	Band X - 18/10/27

(1)	All Authorization Terms of the Bands A and B have already been renewed for 15 years. Therefore, it is not expected another renovation (until completed 30 years of the authorization).

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(2)	- The Authorization Terms of Band L, which were tied to Band A or B, were renovated at the same time of these bands.
(3)	- The Band’s “L” that were realigned to the J band shall be the same date for renewal of the latter (price calculation realignment is referred at this point).
(4)	- At São Paulo, only cities with CN 13-19, VIVO holds the license for 450 MHz which expire on 18/10/27.
(5)	- Paraná - Sector 20 PGO - Cities of Londrina and Tamarana.
6)	- Mato Grosso do Sul - PGO Sector 22 - City of Parnaíba.
(7)	- Goiás - Sector 25 PGO - Cities of Buriti Alegre, Cachoeira Dourada Inaciolândia, Itumbiara, Paranaiguara and San Simon.
(8)	- São Paulo - Sector 33 PGO - Altinópolis, Aramina, Batatais, Brodowski, Buritizal, Cajuru, the Coconut Cassia, Colombia, France, Guaira, Guara, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Chain, Sales de Oliveira, Santa Cruz Hope, Joy and Santo Antonio Sao Joaquim da Barra.

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2013 Consolidated Management Report1

Business model

The Telefónica Group is one of the world’s leading mobile and fixed communications services providers. Its strategy is to become a leader in the new digital world and transform the possibilities it brings into reality.

Telefónica aim is to reinforce its position as an active player in the digital world capable of seizing all the opportunities afforded by its global scale and its industrial and strategic alliances.

Telefónica has a regional and integrated management model. The current organizational structure was defined in 2011 and its implementation continued through 2013. The different operations of the Telefónica Group, are organized around two geographic regions, Europe and Latin America, together with other Global Units. Telefónica Europe comprised, at year-end, the Spain, United Kingdom, Germany, Czech Republic, Slovakia and Ireland operations. Latin America includes operations in Brazil, Argentina, Peru, Chile Venezuela and Central America (El Salvador, Guatemala, Nicaragua, Panama and Costa Rica), Colombia, Mexico, Ecuador and Uruguay. Telefónica Digital is a global business division of Telefónica. Its mission is to seize the opportunities within the digital world and deliver new growth for Telefónica through research and development, venture capital, global partnerships and digital services.

Telefónica Global Resources is a global unit that aims to support the profitability and sustainability of the business by leveraging economies of scale, as well as by driving Telefónica’s transformation into a fully global company. Its goal is to maximize Telefónica’s economies of scale while seeking greater efficiencies for the company, through, among other strategies, simplification, standardization, rationalization and consolidation, global procurement and the management of Telefónica’s non-strategic assets.

In 2013, with the aim of strengthening direct contact with both retail and corporate clients in order to accelerate the transformation of the company into a digital telecommunications company, the Global Chief Marketing Officer position was created, which oversees all the related commercial areas, encompassing product, service, channels, handset and pricing policies, as well as advertising and brand strategies. Furthermore, Telefónica Global Solutions is facing the increasing complexity of the enterprise market where the adoption of digital solutions is increasingly common.

Telefónica Europe and Telefónica Latin America’s aim is to generate sustainable growth through available means and the support of the Telefónica Group. In this report two differentiated segments are presented: Telefónica Europe (T. Europe) and Telefónica Latin America (T. Latin America).

The Telefónica’s Group strategy aims to:

•	Improve the customer experience in order to continue increasing accesses.

•	Lead growth:

•	Drive forward the penetration of smart phones in all markets in order to raise the rate of growth of mobile data by monetizing their increasingly widespread use.

•	Defend our competitive positioning, and leverage our customer knowledge.

•	Develop the growth opportunities that have arisen in an increasingly digital context, such as media, financial services, cloud, security, advertising, M2M, e-Health, etc.

•	Capture the opportunity in the business segment.

•	Continue working on the transformation of the Group’s operating model:

•	Increase the modernization of networks in markets where we operate through technological advances and the acquisition of spectrum.

[1]	This Management Report has been prepared taking into consideration the “Guidelines on the preparation of annual corporate governance reports for listed companies” published by the CNMV in July 2013.

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2013 Consolidated Financial Statements

•	Maximize the benefits of economies of scale to increase efficiency.

•	Simplify the operative model.

•	Reduce legacy cost, especially legacy network costs.

In addition, Telefónica maintains an industrial alliance with Telecom Italia, S.p.A and a strategic alliance with China Unicom in which the Group holds a 5% stake. Furthermore, in order to unlock the value of Telefónica’s scale, the “Partners” program was created in 2011, and now includes five operators (Bouygues, Etisalat, Sunrise, Megafon and O2 CZ). The Partners Program is an initiative that makes available to selected operators and under commercial terms a host of services that allows partners to leverage on Telefónica’s scale and to cooperate on key business topics (roaming, services to multinationals, procurement, devices, etc.).

Elsewhere, in 2013 Telefónica Europe’s portfolio was restructured through a sale agreement of operations in the Czech Republic, which was closed in January 2014 after obtaining regulatory approval, and in Ireland, pending regulatory approval, and with the announcement of the acquisition of E-Plus by Telefónica Germany to form the leading operator in the European market.

Non-controlling or minority interests can be divided into two groups. Firstly, subsidiaries listed in a regulated market, such as Telefónica Brasil or Telefónica Deutschland, where minority shareholdings are widely dispersed and for which Telefónica protects minority interests by complying with the regulations of the related market. Secondly, subsidiaries with a main minority shareholder, with which agreements are entered into in order to guarantee the protection of its rights, and in certain cases (such as Colombia Telecomunicaciones) where there are also specific commitments resulting from corporate transactions (see Note 21.b).

The Company has a governance system, which applies to Telefónica’s entire structure. Pursuant to the Company’s commitment to its shareholders, the Board of Directors, supported by its Committees, manages the Company’s business in accordance with the corporate governance rules laid down primarily in the Corporate By-laws, in the Regulation of the General Shareholders’ Meeting, and in the Regulation of the Board of Directors.

Telefónica’s Board of Directors consists of 18 directors and is responsible for overseeing and controlling the Company’s activity. It has sole powers regarding general strategy and policies on corporate governance, corporate social responsibility, remuneration of the Board and senior management, shareholder remuneration, and strategic investments.

In order to strengthen the corporate governance of the Company, the Board of Directors of Telefónica, S.A. has eight committees (including the Executive Commission) which are charged with examining and overseeing areas of particular relevance. Pursuant to its regulation, the Board also confers responsibility for day-to-day management of the businesses to Telefónica’s executive bodies (primarily through the Executive Committee) and management team.

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2013 Consolidated Financial Statements

Financial Results

2013 highlights

Telefónica managed a total of almost 323 million accesses at the end of 2013, up 2.3% year-on-year, driven by contract mobile customers, in particular in the mobile broadband segment, and pay TV accesses. Telefónica Latin America (69% of the total) performed especially well, posting an increase in accesses of 4.2% year-on-year. It is important to note that the variance in accesses is impacted by the sale of the fixed business’s residential assets in the UK and the disconnection of some inactive accesses (Czech Republic).

Revenues totaled 57,061 million euros in 2013, and showed a year-on-year decline of 8.5%, impacted by exchange rate differences and the effect of hyperinflation in Venezuela, which subtracted 7.5 percentage points from growth. Additionally, the year-on-year variance was also affected by the changes in the scope of consolidation mainly due to the sale of Atento (1.7 p.p.). Excluding these impacts, revenue in 2013 rose by 0.7% year-on-year.

The main growth drivers of Telefónica Group revenues are Latin America and mobile data revenue, partially offsetting the pressure on revenue in Europe

The structure of revenues reflects the Company’s strong diversification and, despite the abovementioned exchange rate impact, T. Latin America accounted for 51% of total revenues in 2013 (+2.2 percentage points compared with 2012), while revenues from European operations as a percentage of Telefónica Group revenues fell by 1.1 percentage points year-on-year (47% of the total). Telefónica Spain’s contribution to consolidated revenues decreased by 1.3 percentage points to less than 23% of the total.

OIBDA reached 19,077 million euros, a decline of 10.1% in reported terms, impacted by exchange rate differences and the effect of hyperinflation in Venezuela, which reduced growth by 7.5 percentage points. It was also affected by the value adjustment or net loss on the sale of Telefónica Ireland and Telefónica Czech Republic, the sale of non-strategic towers in Spain, changes in the scope of consolidation (principally Atento, which is not consolidated since December 2012), and certain other impacts like contractual changes in the commercial model for selling handsets in Chile. Net of these impacts, OIBDA would have been flat with respect to the prior year. The OIBDA margin closed at 33.4% for 2013, down 0.6 percentage points year-on-year in reported terms.

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2013 Consolidated Financial Statements

The below table shows the evolution of accesses over the past three years.

Accesses

Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13
Fixed telephony accesses (1) (2)	40,119.2	40,002.6	39,338.5	(0.3)%	(1.7)%
Internet and data accesses	19,134.2	19,402.6	19,102.0	1.4%	(1.5)%
Narrowband	909.2	653.2	510.8	(28.2)%	(21.8)%
Broadband (3) (4)	18,066.3	18,596.2	18,447.8	2.9%	(0.8)%
Other (5)	158.7	153.1	143.4	(3.5)%	(6.3)%
Mobile Accesses	238,748.6	247,346.9	254,717.2	3.6%	3.0%
Prepay	162,246.9	165,821.9	165,557.0	2.2%	(0.2)%
Contract (6)	76,501.7	81,525.0	89,160.3	6.6%	9.4%
Pay TV	3,309.9	3,336.2	3,602.2	0.8%	8.0%
Unbundled loops	2,928.7	3,308.8	3,833.4	13.0%	15.9%
Share ULL	205.0	183.5	130.6	(10.5)%	(28.9)%
Full ULL	2,723.7	3,125.3	3,702.9	14.7%	18.5%
Wholesale ADSL	849.3	845.4	866.9	(0.5)%	2.5%
Other	1,518.0	1,577.1	1,658.2	3.9%	5.1%
Final Client Accesses	301,311.8	310,088.3	316,759.9	2.9%	2.2%
Wholesale Accesses	5,296.0	5,731.3	6,358.5	8.2%	10.9%

Total Accesses	306,607.8	315,819.6	323,118.4	3.0%	2.3%

Note:

•	Telefónica Spain mobile accesses include since 2013 the accesses of Tuenti and in 2012 they have been restated with the same criteria.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company´s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL.
(2)	In the second quarter of 2013, 209 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(3)	ADSL, satellite, optical fiber, cable modem and broadband circuits.
(4)	In the second quarter of 2013, 511 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(5)	Retail circuits other than broadband.
(6)	The first quarter of 2013 includes the disconnection of 114 thousand inactive accesses in Czech Republic.

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2013 Consolidated Financial Statements

The chart below shows the evolution of accesses by region over the past three years.

Accesses by region (millions)

The Group’s strategy is based on capturing growth in our markets and especially on attracting high-value-added customers.

In the mobile segment, contract accesses rose by 9.4% to 89.2 million and now account for 35% of the total mobile customer base (+2 percentage points year-on-year), underlining the focus on the high-value segment.

The Company’s mobile broadband accesses stood at 72.8 million in December 2013, maintaining solid growth of 38% year-on-year, and representing 29% of mobile accesses (+7 percentage points year-on-year). Underpinning this growth was the strong performance of smartphones, which achieved a penetration of 27% in terms of mobile internet tariffs over the customer base (+8 percentage points year-on-year), with net additions of 20.7 million (+35% year-on-year).

Telefónica’s customer base includes the consumer and business segments, and therefore is not affected by customer concentration risk.

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2013 Consolidated Financial Statements

2013 Consolidated results

The below table shows our consolidated results of operations for the past three years.

	Year ended December 31						Percent Change
Results of operations	2013		2012		2011		2013 vs 2012		2012 vs 2011
Millions of euros	Total	% of revenues	Total	% of revenues	Total	% of revenues	Total	%	Total	%
Revenues	57,061	100.0%	62,356	100.0%	62,837	100.0%	(5,295)	(8.5)%	(481)	(0.8)%
Other income	1,693	3.0%	2,323	3.7%	2,107	3.4%	(630)	(27.1)%	216	10.3%
Supplies	(17,041)	(29.9)%	(18,074)	(29.0)%	(18,256)	(29.1)%	1,033	(5.7)%	182	(1.0)%
Personnel expenses	(7,208)	(12.6)%	(8,569)	(13.7)%	(11,080)	(17.6)%	1,361	(15.9)%	2,511	(22.7)%
Other expenses	(15,428)	(27.0)%	(16,805)	(27.0)%	(15,398)	(24.5)%	1,377	(8.2)%	(1,407)	9.1%
Operating income before depreciation and amortization (OIBDA)	19,077	33.4%	21,231	34.0%	20,210	32.2%	(2,154)	(10.1)%	1,021	5.1%
Depreciation and amortization	(9,627)	(16.9)%	(10,433)	(16.7)%	(10,146)	(16.1)%	806	(7.7)%	(287)	2.8%
Operating income	9,450	16.6%	10,798	17.3%	10,064	16.0%	(1,348)	(12.5)%	734	7.3%
Share of profit (loss) of associates	(304)	(0.5)%	(1,275)	(2.0)%	(635)	(1.0)%	971	(76.2)%	(640)	n.s.
Net financial expense	(2,866)	(5.0)%	(3,659)	(5.9)%	(2,941)	(4.7)%	793	(21.7)%	(718)	24.4%
Corporate income tax	(1,311)	(2.3)%	(1,461)	(2.3)%	(301)	(0.5)%	150	(10.3)%	(1,160)	n.s.
Profit for the year	4,969	8.7%	4,403	7.1%	6,187	9.8%	566	12.9%	(1,784)	(28.8)%
Non-controlling interests	(376)	(0.7)%	(475)	(0.8)%	(784)	(1.2)%	99	(20.8)%	309	(39.4)%
Profit for the year attributable to equity holders of the parent	4,593	8.0%	3,928	6.3%	5,403	8.6%	665	16.9%	(1,475)	(27.3)%

Year ended December 31, 2013 compared with year ended December 31, 2012

The main metrics in profit and loss statement were negatively impacted in 2013 by exchange rate fluctuations, mainly due to the devaluation of the Venezuelan bolivar and the depreciations of the Brazilian real and the Argentine peso against the euro. Thus, exchange rates reduced year-on-year revenue and OIBDA growth in 2013 by 7.5 percentage points.

Note that the Telefónica Group deconsolidated the results from the Atento Group as of the end of November 2012 (following the disposal of the company during the fourth quarter of 2012), therefore affecting year-on-year comparisons of Telefónica’s reported financial results.

Revenues in 2013 totaled 57,061 million euros, decreasing 8.5% in reported terms, impacted by the exchange rate differences and the effect of hyperinflation in Venezuela which reduced year-on-year growth by 7.5 percentage points. Additionally, revenues were affected by changes in the consolidation perimeter especially the deconsolidation of the Atento group (-1.7 p.p.). Excluding these impacts, revenue in 2013 rose by 0.7% year-on-year.

The Telefónica Group’s main revenue growth drivers were Telefónica Latin America and mobile data revenue, partially offsetting the pressure on revenue in Europe.

The structure of revenues reflects the Company’s diversification and despite the above mentioned exchange rate impact, Telefónica Latin America accounted for 51% of total revenues in 2013 (+2.2 percentage points compared with 2012), while revenues from European operations as a percentage of Telefónica Group revenues fell by 1.1 percentage points year-on-year (47% of the total). Telefónica Spain’s contribution to consolidated revenues decreased by 1.3 percentage points to less than 23% of the total.

Mobile data revenues decreased 0.7% in reported terms. Excluding the impact of exchange rate differences and the effect of the hyperinflation in Venezuela, mobile data revenues would have increased 9.3% being the main growth driver in 2013). They now account for 37% of mobile service revenues, +3 percentage points compared with 2012. Especially noteworthy is the growth in non-SMS data revenues (+11.2% in reported terms and +22.2% in the year excluding the impact of exchange rate differences and the effect of hyperinflation in Venezuela), which accounted for 64% of total data revenues in the year in reported terms (+7 percentage points year-on-year).

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2013 Consolidated Financial Statements

Other income: mainly includes own work capitalized in our fixed assets, the profit from the sale of other assets, and the disposal of non-strategic towers in Latin America and Spain. The lower level of sales of non-strategic towers compared to 2012 is the main driver for its decrease.

Other income in 2013 consisted mainly of the sale of non-strategic towers in Latin America and Spain (113 million euros in other income and 111million euros in OIBDA), the capital gain from the disposal of the assets of the fixed business in the United Kingdom (83 million euros), the capital gain from the sale of assets in Germany (76 million euros) and the capital gain from the sale of the stake in Hispasat (21 million euros).

In 2012 this item is mainly explained by the sale of non-strategic towers in Latin America and Spain (659 million euros in other income and 643 million euros in OIBDA), the gain from the sale of applications (39 million euros), and the capital gains from the sale of the Atento group (61 million euros), of Rumbo (27 million euros) and the partial sale of Hispasat (26 million euros).

Total consolidated expenses, which include supplies, personnel expenses and other expenses (primarily external services and taxes) amounted to 39,678 million euros in 2013. This represents an 8.7% decrease year-on-year in reported terms, which was primarily due to:

•	exchange rate differences and the effect of hyperinflation in Venezuela (-7.3 p.p.);

•	changes in the consolidation perimeter caused by the disposal of Atento and Rumbo (-1.9 p.p.);

•	value adjustments or impairment and loss on sale of companies in 2013 and 2012:

•	the impact of losses on the sale of companies in 2013, totaled an amount of 192 million euros, primarily from the sale agreements of Telefónica Ireland and Telefónica Czech Republic (+0.4 p.p.).

•	the impact of value adjustments or impairment and loss on sale of companies in 2012, which totaled an amount of 624 million euros, primarily from the sale of part of our stake in China Unicom and a value adjustment of Telefónica Ireland (-1.4 p.p.), and

•	a contractual change in the commercial model for selling handsets in Chile as a result of which we began from September 2012, to record all of the costs of handsets sold immediately rather than capitalizing such costs and depreciating them over the life of the contract (+0.4 p.p.).

Excluding the aforementioned items, total expenses grew 1.2% in 2013 compared with 2012, mainly as a result of the greater commercial activity in Telefónica Latin America, focused on capturing high-value customers.

•	Supplies stood at 17,041 million euros in 2013, falling 5.7% with respect to 2012, impacted to a large degree by exchange rate differences and the effect of hyperinflation in Venezuela, which reduced this item by 7.3 percentage points. Additionally, the year-on-year change is affected by changes in the consolidation perimeter (-1.4 p.p.) and by the contractual change in the commercial model for selling handsets in Chile discussed above (+0.9 p.p.). Excluding both effects, expenses grew 2%, as a result of the greater commercial activity in Telefónica Latin America, both in the mobile segment, due to an increase in the weighting of smartphone sales, and in the fixed business, mainly pay TV, which offset the decline in equipment costs in Europe and the lower termination costs at the group level.

•	Personnel costs totaled 7,208 million euros and fell by 15.9% with respect to 2012, mainly impacted by the exchange rate differences and the effect of hyperinflation in Venezuela (-6.2 p.p.) and changes in the consolidation perimeter (-13.6 p.p.). Excluding both effects personnel expenses increased by 4% explained by the negative impact of inflation in certain Latin American countries, despite the higher reduction reported at Telefónica Europe due to savings from workforce restructuring programs, mainly in Spain, the Czech Republic and the UK. This item also reflects non-recurrent restructuring expenses amounting to 156 million euros in 2013 versus 67 million euros in 2012.

The average headcount in 2013 was 129,893 employees, 3.9% lower than the average in 2012 excluding the impact of the deconsolidation of Atento.

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2013 Consolidated Financial Statements

•	Other expenses amounted to 15,428 million euros, falling 8.2%, mainly affected by the impact of exchange rate differences and the effect of hyperinflation in Venezuela (-8 p.p.). In addition, it was also affected by changes in the consolidation perimeter (+3.5 p.p.), by the above mentioned value adjustment in companies in 2012 and 2013 (-2.6 p.p.) and expenses associated to sale of non-strategic towers (-0.1 p.p.). Excluding these effects this item fell 1.1%, explained by the lower costs in Telefónica Europe, mainly in commercial expenses, systems and networks, due to the efficiency measures carried out especially in Spain, which involved simplification of processes, distribution channels and call centers redefinition, internalization of activities, savings from the restructuring plan and temporary cancelation of the corporate contribution to pension plans.

OIBDA reached 19,077 million euros, showing a decline of 10.1%, impacted by:

•	exchange rate differences and the effect of hyperinflation in Venezuela (-7.5 p.p.);

•	the lower amount of non-strategic towers sold in 2013 compared to 2012 (-2.5 p.p.)

•	changes in the consolidation perimeter mainly caused by the disposal of Atento (-1.0 p.p.);

•	value adjustments or impairment and loss on sale of companies in 2013 and 2012:

•	the impact of the sale of companies mainly the sale agreements of Telefónica Ireland and Telefónica Czech Republic in 2013 (-1.3 p.p.).

•	the impact of value adjustments or impairment and loss on sale of companies in 2012 totaled 624 million euros, primarily from the sale of part of our stake in China Unicom and a value adjustment of Telefónica Ireland (+2.9 p.p.), and

•	the contractual change in the commercial model for selling handsets in Chile (-0.8 p.p.).

Excluding the aforementioned items, OIBDA for 2013 is stable versus the prior year. OIBDA margin was 33.4% in 2013, down 0.6 percentage points year-on-year in reported terms.

By region, Telefónica Europe contributed the most to consolidated OIBDA, accounting for 52.0% (+3.8 percentage points versus December 2012). Telefónica Latin America represented 49% as margins in Europe increased through the year.

Depreciation and amortization in 2013 (9,627 million euros) registered a year-on-year drop of 7.7%, mainly due to the exchange rate effects and the sale of the Atento Group, Telefónica Ireland, and Telefónica Czech Republic. The depreciation and amortization charges arising from purchase price allocation processes amounted to 856 million euros during 2013 (-11.1% year-on-year).

Operating income in 2013 totaled 9,450 million euros, decreasing 12.5% year-on-year, highly impacted by exchange rate differences and the effect of hyperinflation in Venezuela (-9.6 p.p.). Additionally the year-on-year change is affected by the lower amount of non-strategic towers sold in 2013 as compared to 2012 (-4.9 p.p.), the value adjustment of companies in 2013 and 2012 (+4.9 p.p.), sales of companies (-0.1 p.p.), changes in the consolidation perimeter (-1.5 p.p.) and by the contractual change in the commercial model for selling handsets in Chile in 2012 (-0.9 p.p.). Excluding these impacts operating income would have fallen 0.5% year-on-year.

Share of profit (loss) of investments accounted for by the equity method was a loss of 304 million euros in 2013 compared with a loss of 1,275 million euros in 2012 and was affected by adjustments to the value of the stake of Telco, S.p.A. in Telecom Italia, S.p.A and the contribution to results in the year, resulting in a negative impact on “Share of loss of investments accounted for by the equity method” of 267 million euros and 1,277 million euros, respectively.

Net financial expense amounted to 2,866 million euros in 2013, 21.7% lower than in 2012, of which 111 million euros were due to net negative foreign exchange differences. Excluding this effect, net financial expenses fell 11.8% year-on-year, mainly due to an 11.4% reduction in the average debt. The effective cost of debt over the last twelve months, excluding exchange rate differences was 5.34%, 3 basis points below December 2012, with savings from management improvements over the gross cost of debt in euros offsetting the impact on the effective cost from the fact that most of the reduction has been in euros (with below average costs).

Corporate income tax in 2013 stood at 1,311 million euros, on a pre-tax income of 6,280 million euros, implying an effective tax rate of 20.9%, 4.0 percentage points lower year-on-year. This is mainly due to the recognition in 2012 of the tax assessments in Spain.

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2013 Consolidated Financial Statements

Profit attributable to non-controlling interests reduced 2013 net profit by 376 million euros and was down 20.7% year-on-year, mainly as a result of the lower profit attributed to minority interests in Brazil, affected by the exchange rate.

As a result of the performance of the above items, profit for the period in 2013 was 4,593 million euros (16.9% higher year-on-year).

Year ended December 31, 2012 compared with year ended December 31, 2011

The year 2012 was a key year in the transformation of Telefónica. Throughout the year, a number of initiatives were undertaken aimed at helping the Company begin growing again. Telefónica Latin America surpassed Telefónica Europe in revenues for the first time, continuing to be one of the group’s two main levers of growth, along with mobile data revenues. In Telefónica Europe, there has been a recovery in sales activity in certain markets owing to the success of tariffs that have been launched, especially “Movistar Fusión” in Spain, which reflect an improvement of its competitive position across different markets, even though revenues of Telefónica Europe fell 6.5% with respect to 2011.

In view of the sale of the Atento Group in the fourth quarter of 2012, the results of that business area were deconsolidated from the Telefónica Group as of the end of November 2012. This had an impact on the year-on-year comparison of Telefónica’s economic results in reporting terms.

OIBDA was also impacted by the 527 million euros write-down the Telefónica Group made against its stake in Telefónica Ireland.

Revenues for 2012 stood at 62,356 million euros, which represented a decrease of 0.8% on the 2011 figure. This decrease was due to less favorable conditions in some markets, and the prevailing economic situation, in which competition is steeper and regulatory changes have had adverse impacts. The exchange rate differences and the effect of hyperinflation in Venezuela contributed 0.1 p.p. to change in revenues; when stripping out this impact, the fall was 0.9% in 2012.

The Company’s strong diversification continues to be a key differential for the Group in the current market situation, as reflected by the revenues structure. In this regard, revenues showed solid growth in Telefónica Latin America (up 5.5% year-on-year) and accounted for 49% of consolidated revenues (up 2.9 p.p. compared to 2011), outperforming those of Telefónica Europe (48% of the Group’s total and down 6.5% year-on-year). Telefónica Spain’s contribution to consolidated revenues decreased to 24%.

The decline in revenue compared to the prior year was caused by the lower average revenue per access for the Group, mainly due to lower average revenue per mobile access in Spain and the UK, and the overall fall in average revenue per fixed access in the Group, which undermined the growth in accesses. Revenues were strongly impacted by cuts to interconnection rates, which had a drag of approximately 1.1 p.p. on overall revenue growth.

In terms of services, mobile data revenue continued to be the largest growth driver in 2012 (up 12.8% year-on-year), accounting for over 34% of mobile service revenues in the period (31% in 2011). Non-SMS data revenue climbed 24.1% year-on-year, raising its share of total data revenue by 5 p.p. to 57%.

Other income is primarily comprised of the gains on disposals of assets, which were 782 million euros in 2012 (down 5.0% year-on-year). In 2012, other income primarily reflects: i) sales of non-strategic towers, with an impact of 643 million euros on Other income (and OIBDA), primarily in Brazil, Mexico, Chile, Spain and Peru; ii) the sale of software applications (gains of 39 million euros; 18 million euros recognized in Telefónica Spain); and iii) the fourth-quarter sales of the Atento Group (gains of 61 million euros), Rumbo (gains of 27 million euros) and Hispasat (partial sale, gains of 26 million euros). In 2011, this caption mainly reflected: i) the positive impact derived from the partial reduction of the Group’s economic exposure in Portugal Telecom (184 million euros); and ii) the sale of non-strategic towers (541 million euros).

Total expenses, which include supplies, personnel expenses and other expenses (mainly external services and taxes other than corporate income tax) stood at 43,448 million euros, down 2.9% on the 2011 figure. These expenses were affected by exchange rate differences and hyperinflation adjustments (0.3 p.p.); when stripping out this impact, expenses were down 3.2%. The year-on-year variance reported is also affected by the provision for restructuring expenses in Spain, made in the third quarter of 2011 (2,671 million euros). The year-on-year reduction in expenses is primarily explained by the absence of similar restructuring charges in 2012 and lower commercial expenditure, especially in Spain, as a result of a new commercial model in place from the end of 2011.

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2013 Consolidated Financial Statements

•	Supply costs amounted to 18,074 million in 2012, down 1.0% on 2011, reflecting the lower mobile interconnection costs and lower handset consumption in Spain resulting from the new policy doing away with subsidies and the lower volume of handset upgrades.

•	Personnel expenses were 8,569 million euros, down 22.7% on 2011. The year-on-year variance was affected by the provision for personnel restructuring in Spain, mentioned above. When stripping out the impact of this provision, which amounted to 2,671 million euros, personnel expenses were 1.9% higher than in 2011, reflecting the adjustments for inflation in certain Latin American countries.

The average headcount was 272,598 employees, 13,547 less than the 2011 average. The decrease mainly reflects the sale of Atento in the fourth quarter of 2012. When stripping out the Atento business, Telefónica’s average headcount was 131,468 employees, 2,480 less than in 2011.

•	Other expenses rose 9.1% year-on-year to 16,805 million euros. This increase was primarily driven by the increase in external services caused by higher customer service costs, and network and systems costs as well as the 527 million euros write-down of the Telefónica Group made against its stake in Telefónica Ireland and by the capital loss (97 million euros) generated on the sale of China Unicom shares.

OIBDA stood at 21,231 million euros, up 5.1% from 2011. When stripping out the negative impact of exchange rate differences and the effect of hyperinflation in Venezuela (0.3 p.p.), OIBDA grew by 5.4%. The OIBDA margin for 2012 was 34.0%, as a result of a year-on-year erosion of revenues that was not offset by cost savings.

In terms of geographic segments, Telefónica Latin America had the largest contribution to consolidated OIBDA (52.3%, down 1.6 p.p. compared to December 2011). Telefónica Europe accounts for less than 50%.

Depreciation and amortization rose by 2.8% year-on-year, to 10,433 million euros. This variance was primarily due to amortization of new spectrum licenses acquired in Germany, Brazil, Colombia, Mexico and Venezuela, and to the overall increase in fixed assets. Total depreciation and amortization charges derived from purchase price allocation processes stood at 962 million euros in 2012 (down 14.1% year-on-year).

Operating income in 2012 amounted to 10,798 million euros, a reported increase of 7.3%, helped by a 5.1% increase in OIBDA and hurt partially by a 2.8% increase in depreciation and amortization.

The share of profit (loss) of associates in 2012 reflects a loss of 1,275 million euros (versus a loss of 635 million euros in 2011), primarily due to the write-down of Telco, S.p.A.’s investment in Telecom Italia and the recovery of all the operating synergies considered at the time of this investment, with a net loss impact of -1,355 million euros in 2012 and -662 million euros in 2011.

Net financial expense in 2012 totaled 3,659 million euros, 24.4% more than in 2011. This increase is due to two effects: first, an increase in average cost of net debt primarily due to the increase in average net debt (up 3.3% to a total of 58,187 million euros), the rise in credit spreads and the need to enhance liquidity (with very low returns compared to the cost of the debt) as a result of the financial market crises; and, secondly, to the increase in net exchange differences caused by the decline in estimated value of the Venezuelan bolivar. In spite of the increase in credit costs, the Group’s average cost of gross financial debt held steady at 4.7%. Stripping out net exchange rate differences, such expenses implied an average cost of net debt of 5.37% in 2012.

Corporate income tax in 2012 amounted to 1,461 million euros, implying an effective tax rate of 24.9% over the 5,864 million euros of profit before tax, lower than statutory rates, mainly due to the recognition of tax losses in several countries.

Profit attributable to non-controlling interests reduced net profit by 475 million euros in 2012, and primarily reflects the share of Telefónica Brasil, Telefónica Czech Republic and Telefónica Germany’s profits attributable to non-controlling interests. The year-on-year variance (a decrease of 39.5%) was due to reversal in the fourth quarter of 2011 of deferred tax liabilities recognized on the Vivo purchase price allocation (1,288 million euros) as a result of the change in the tax value of certain assets acquired.

In all, the consolidated profit of 2012 amounted to 3,928 million euros (down 27.3% year on year).

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Segment results

Some of the figures in the table below are compared at a constant exchange rate in order to analyze yearly performance excluding the effect of exchange rate variation. For certain of the financial results discussed below, comparison has been made using previous year’s average exchange rate to convert the figure and by excluding the consideration of Venezuela as a hyperinflationary economy. In these cases a comment of “excluding foreign exchange rate effect” or “excluding foreign exchange rate effect and the consideration of Venezuela as a hyperinflationary economy” (or similar wording) has been indicated.

Some figures discussed further below have been compared in local currency (LC), taking the financial magnitudes in the relevant local currency as they were registered in the corresponding periods.

							Var 11/12		Var 12/13
Millions of euros	2011	% Total	2012	% Total	2013	% Total	Reported	Ex fx (*)	Reported	Ex fx (*)
Revenues	62,837		62,356		57,061		(0.8)%	(0.9)%	(8.5)%	(1.0)%
T Europe	32,076	51.0%	30,006	48.1%	26,840	47.0%	(6.5)%	(7.8)%	(10.6)%	(9.3)%
T Latin America	28,941	46.1%	30,520	48.9%	29,193	51.2%	5.5%	6.7%	(4.3)%	9.6%
OIBDA	20,210		21,231		19,077		5.1%	5.4%	(10.1)%	(2.6)%
T Europe	9,262	45.8%	10,228	48.2%	9,917	52.0%	10.4%	9.5%	(3.0)%	(2.1)%
T Latin America	10,890	53.9%	11,103	52.3%	9,439	49.5%	2.0%	3.1%	(15.0)%	(1.4)%
OIBDA Margin	32.2%		34.0%		33.4%
T Europe	28.9%		34.1%		36.9%
T Latin America	37.6%		36.4%		32.3%
Operating income	10,064		10,798		9,450		7.3%	8.8%	(12.5)%	(2.8)%
T Europe	4,181	41.5%	5,214	48.3%	5,211	55.1%	24.7%	23.9%	(0.1)%	0.5%
T Latin America	6,120	60.8%	6,015	55.7%	4,805	50.8%	(1.7)%	0.7%	(20.1)%	(3.0)%
Net income	5,403		3,928		4,593

(*)	excluding foreign-exchange rate difference and the effect of hyperinflation in Venezuela.

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2013 Consolidated Financial Statements

Revenues and OIBDA Contribution by Country

We include below some charts showing the revenues and OIBDA contribution by main countries, and segments, to total Consolidated Group revenues and OIBDA for 2011, 2012 and 2013. By way of explanation, total Group revenues and OIBDA are 100% in each year, and in each country or region the percentage represents its contribution to the total Group.

As the preceding charts show, the Telefónica Group has high geographic diversification with Telefónica Latin America’s revenues contribution to Group revenue increasing in the last three years. Spain and Brazil are the largest single contributors to Group revenue and OIBDA, followed by the UK, Germany, Venezuela and Central America, Argentina and Chile. Beginning in 2013 we present figures of Venezuela and Central America together, and figures for previous years have been revised.

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Together, these countries accounted for 88% of OIBDA and 83% of Group revenue in 2013 (88% of OIBDA and 82% of revenue in 2012 and 84% of OIBDA and 83% of revenue in 2011, respectively), and are therefore those on which our following discussion of segment results is focused below.

Contribution to growth by country

In the charts included below, we disclose the contribution to growth by country and segment excluding the effects of exchange rate differences and the effect of hyperinflation in Venezuela. It shows the contribution to consolidated growth of revenues and OIBDA of the main countries and segments, for 2012 and 2013. For example, the negative 3.3% of Telefónica Spain in 2013 means that Telefónica Spain’s drop in revenues caused a -3.3 p.p. decrease in total consolidated revenues in 2013, and the addition of all countries’ contribution shown in the chart equals the total Group revenues decline in 2013 (-1.0% excluding the impact of exchange rate differences and the effect of hyperinflation in Venezuela).

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Segments Discussion

TELEFÓNICA LATIN AMERICA

The below table shows the evolution of accesses in Telefónica Latin America over the past three years.

Accesses

Thousands of accesses	2011	2012	2013	%Var 11/12	%Var 12/13
Fixed telephony accesses (1)	23,960.7	24,153.3	24,526.3	0.8%	1.5%
Internet and data accesses	8,244.2	8,732.5	9,239.7	5.9%	5.8%
Narrowband	304.6	209.1	125.5	(31.4)%	(40.0)%
Broadband (2)	7,828.9	8,415.3	9,011.7	7.5%	7.1%
Other (3)	110.6	108.0	102.6	(2.3)%	(5.0)%
Mobile accesses	166,297.9	176,595.4	184,507.0	6.2%	4.5%
Prepay	131,087.2	137,141.5	138,076.0	4.6%	0.7%
Contract	35,210.7	39,453.9	46,431.0	12.1%	17.7%
Pay TV	2,257.7	2,426.8	2,773.6	7.5%	14.3%
Final Clients Accesses	200,760.5	211,908.0	221,046.7	5.6%	4.3%
Wholesale Accesses	50.9	47.0	41.5	(7.5)%	(11.7)%

Total Accesses	200,811.3	211,955.1	221,088.2	5.5%	4.3%

Terra Accesses	641.7	604.7	412.5	(5.8)%	(31.8)%

Total Latin America Accesses	201,453.0	212,559.8	221,500.7	5.5%	4.2%

(1)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2)	Includes ADSL, fiber optic, cable modem and broadband circuits.
(3)	Remaining retail circuits other than broadband

The below table shows the evolution of Telefónica’s estimated mobile market share over the past three years.

Evolution of competitive position

	Mobile Market Share (1)
Telefónica Latin America	2011	2012	2013
Brazil	29.5%	29.1%	28.6%
Argentina	29.8%	29.7%	31.4%
Chile	39.1%	38.8%	38.7%
Peru	61.4%	60.0%	59.7%
Colombia	22.4%	21.6%	24.0%
Venezuela	32.7%	32.9%	32.0%
Mexico	20.9%	19.2%	18.5%
Central America	27.9%	29.7%	31.8%
Ecuador	28.4%	29.3%	32.6%
Uruguay	38.0%	37.4%	35.8%

(1)	Company estimation

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The below table shows the evolution of Telefónca’s ADSL market share over the past three years:

Evolution of competitive position

	Share of ADSL (*)
Telefónica Latin America	2011	2012	2013
Brazil	21.9%	18.8%	16.3%
Argentina	31.1%	30.9%	30.5%
Chile	43.0%	41.2%	40.2%
Peru	90.1%	90.1%	86.9%
Colombia	18.1%	18.1%	18.7%

(*)	Company estimation

Main 2013 trends in the mobile business

•	Estimated total market penetration in Latin America at the end of December 2013 was 118% (+2.9 percentage point year-on-year).

•	Mobile accesses reached 184.5 million at year end (+4.5% year-on-year growth), with notable growth in accesses in the contract segment (+17.7%) and despite the impact of the application a more restrictive criteria in the calculation of the number of customers for the prepay segment (+0.7%). Contract accesses represented 25% of total mobile accesses and totaled 46.4 million.

•	The continued growth in mobile broadband accesses is noteworthy, reaching 43.6 million a year end (increasing year-on-year 60%) leveraged on the strong demand for smartphones, whose access base grew 75% year-on-year and increased its weight by 9 percentage points over the entire mobile access base.

•	Net additions stood at 7.9 million for the year, boosted by the 60% year-on-year growth in contract accesses, with 7.0 million new accesses in 2013 (+64% year-on-year).

•	Traffic grew by 9% year-on-year, with notable year-on-year growth reported in all the countries in the region.

•	ARPU growth year-on-year was 5.7%, despite the reduction of mobile termination rates. Thus, outgoing ARPU posted year-on-year growth of 8.4%, driven by non-SMS data and the growth in voice traffic.

Key 2013 trends in the fixed line business

•	Total accesses reached 36.6 million in December 2013, growing year-on-year by 3%.

•	Traditional business accesses stood at 24.5 million, up 1.5% year-on-year, reflecting the acceleration in the capture of new accesses, with net additions of 373 thousand in the year.

•	Broadband accesses amounted to 9.0 million (year-on-year growth of 7.1%) with net additions of 596 thousand in the year. Thus, broadband accesses represented 37% of traditional business accesses, increasing 2 percentage points year-on-year.

•	Pay TV accesses stood at 2.8 million, with year-on-year growth of 14.3%, with net additions of 347 thousand in the year, despite the commercial repositioning of MMDS in Brazil, which resulted in a reduction of 71 thousand clients.

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Results

Millions of euros				Var 11/12			Var 12/13
Telefónica Latin America	2011	2012	2013	Reported		Ex fx (*)	Reported		Ex fx (*)
Revenues	28,941	30,520	29,193	5.5%		6.7%	(4.3)%		9.6%
OIBDA	10,890	11,103	9,439	2.0%		3.1%	(15.0)%		(1.4)%
OIBDA Margin	37.6%	36.4%	32.3%	(1.3	) p.p.	—	(4	) p.p.	—
Depreciation and amortization	(4,770)	(5,088)	(4,634)	6.7%		6.3%	(8.9)%		0.5%
Operating Income	6,120	6,015	4,805	(1.7)%		0.7%	(20.1)%		(3.0)%

(*)	Excluding exchange rate differences and the effect of hyperinflation in Venezuela.

2013 Results

Telefónica Latin America represented 51.2% of the Group’s revenues and 49.5% of OIBDA in 2013. The segment contributed 4.7 percentage points to the year-on-year change in the Group’s revenue, and -0.8 percentage points to the change in the Group’s OIBDA, excluding the impact of exchange rate differences and the effect of hyperinflation in Venezuela.

Telefónica Latin America’s revenues in 2013 amounted to 29,193 million euros in 2013, with a 4.3% decline in year-on-year growth in reported terms, mainly due to exchange rate differences and the effect of hyperinflation in Venezuela. Stripping out these factors, which reduced growth by 14 percentage points, growth would have been 9.6%. This performance reflects the positive performance of mobile service revenues, which rose by 11.8% in the year excluding the impact of exchange rate differences and the effect of hyperinflation in Venezuela (they decreased 1.5% in reported terms), due to the good performance of data revenue and despite the negative impact of changes in regulations.

This rise was driven by the explosion of data in the region, rising 37.8% in 2013 in non-SMS data revenues, excluding exchange rate differences and the effect of hyperinflation in Venezuela (16% in reported terms). Voice revenues dropped 7% year-on-year in reported terms but were up 8.4% year-on-year without exchange rate differences and the impact of hyperinflation in Venezuela, due to the sharp increase in traffic and despite the negative impact of changes in regulations.

Revenues from handset sales amounted to 1,993 million euros and increased 20.0% in reported terms, despite the impact of exchange rate differences and the effect of hyperinflation in Venezuela. Stripping out these effects, growth would have been 44.5%, growing in all countries in the region as a result of the growth in smartphones.

Revenues from the fixed business fell 11.3% in reported terms, affected by exchange rate differences. Excluding this effect, revenues from the fixed business remained stable for the year (-0.1% year-on-year) as the decrease in voice revenues was offset by fixed broadband better performance.

Total expenses, which include supplies, personnel expenses and other expenses (mainly subcontract expenses and others) stood at 20,298 million euros in 2013, declining 1.4% in reported terms, affected by:

•	exchange rate differences and the effect of hyperinflation in Venezuela (13.6 p.p.),

•	the sale of non-strategic towers (-0.1 p.p.) and

•	contractual changes in the commercial model for selling handsets in Chile (0.8 p.p.).

Excluding these effects, total expenses would have grown 11.5%. The change in total expenses is explained by:

•	Supply costs increased to 8,104 million euros, rising by 5.7% year-on-year in reported terms impacted by the exchange rate differences and the effect of hyperinflation in Venezuela (-14.4 p.p.) and contractual changes in the commercial model for selling handsets in Chile (+2.2 p.p.). Excluding both effects, supply costs grew 17.7%. The decline of MTR expenses (net of exchange rate differences and the effect of hyperinflation in Venezuela) did not offset the growth in costs, due to the greater commercial activity in the mobile business, with a higher weight of smartphone sales, and at the fixed unit, with higher content costs associated with the sharp rise in pay TV accesses, and increased expenses associated with the provision of data services.

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•	Personnel costs stood at 2,840 million euros, growing 12.4% excluding the impact of exchange rates differences and the effect of hyperinflation in Venezuela. This year-on-year growth is mainly due to the impact of inflation in some countries in the region.

•	Other expenses were 9,354 million euros, declining 6.4% in reported terms, impacted by the exchange rate differences and the effect of hyperinflation in Venezuela (-12.7 p.p.) and the sale of non-strategic towers (-0.1 p.p.). Excluding both effects, other expenses grew 6.4%, due to the higher sales commissions and customer service expenses associated with increased commercial activity.

OIBDA stood at 9,439 million in 2013, showing a reported year-on-year decline of 15%, impacted by:

•	exchange rate differences and the effect of hyperinflation in Venezuela (-13.5 p.p.),

•	contractual changes in the commercial model for selling handsets in Chile (-1.5 p.p.) and,

•	the sale of non-strategic towers (-4.9 p.p.).

Excluding the aforementioned items, OIBDA growth would have been 5.3%.

The OIBDA margin stood at 32.3% for the full year, down 4 percentage points year-on-year in reported terms; primarily due to the negative evolution of the exchange rates and lower sales of non-strategic towers in 2013 (40 million euros compared to 583 million euros in 2012).

2012 results

Telefónica Latin America represented 49% of consolidated revenue (up 2.9 p.p. compared to 2011) and 52.3% of consolidated OIBDA (a 1.6 p.p. decrease compared to 2011). The segment contributed 3.1 p.p. to the year-on-year variation in the Group’s revenues stripping out the impact of exchange rate differences, main differences due to Venezuela’s and Central America’s, Argentina’s and Brazil’s contribution.

Telefónica Latin America reported a 5.5% year-on-year increase in revenue to 30,520 million euros in 2012, despite the negative impact (-1.2 p.p.) of exchange rate differences and the effect of hyperinflation in Venezuela. These figures reflect the strong mobile service revenues generated in the year 2012 (up 11.4%), despite the negative impact of regulations.

The mobile broadband business posted a 24.1% rise in mobile data revenues compared to 2011, accounting for 29% of mobile services revenues (up 3 p.p. year-on-year). The increase in connectivity revenues underpinned growth in non-SMS data revenues (up 32.9% in the year, accounting for 57% of data revenues, up 4 p.p. year-on-year).

Revenues from handset sales increased by 17.9% to 1,661.4 million euros.

Brazil has shored up its role as the main regional market, accounting for 45% of the region’s revenues in 2012.

Revenue in the fixed line business was hit by the drop in fixed lines, which outweighed the growth in broadband and TV, with lower ARPUs due to intense commercial activity.

Total expenses in 2012 were 20,577 million euros, an increase of 6.8%. Exchange rate differences and the impact of hyperinflation in Venezuela had an impact on total expenses of 322 million euros. Stripping out this impact, the increase would have been 8.2%.

•	Supply costs were 7,670 million euros, up 2.8%, due mainly to increased demand for terminals related to the larger share of Smartphone sale, to higher content, digital and data services costs and higher site lease costs for the deployment of towers and due to our sale and leaseback of certain towers.

•	Personnel expenses rose 13.5% to 2,908 million euros, driven mostly by increases in certain countries in the area with high inflation.

•	Other expenses rose 8.3% year-on-year to 9,999 million euros, driven by larger growth in commercial activity and increased spending on customer services.

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2013 Consolidated Financial Statements

OIBDA was 11,103 million euros in 2012, for reported year-on-year growth of 2.0% (up 1.1 p.p. when stripping out the effect of exchange rate differences and hyperinflation in Venezuela). The OIBDA margin was 36.4% for the year, down 1.3 p.p. compared to 2011.

•	Both OIBDA and the OIBDA margin for 2011 and 2012 reflect the sale of non-strategic towers: 583 million euros in 2012, and 541 million euros in 2011.

•	In 2012 a number of factors (integration expenses, brand changes and reversal of provisions in Brazil, service interruptions in Argentina, retroactive impact of the new Venezuela labor law, etc.) brought OIBDA down by 42 million euros.

•	Following a contractual change in the handset sales model in Chile, as from the fourth quarter of 2012, OIBDA is affected by the new accounting treatment given for revenues and expenses formerly linked to a mobile handset sales model involving lease without charge, with a negative impact of 22 million euros in the fourth quarter of 2012.

BRAZIL

Accesses

Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13
Fixed telephony accesses (1)	10,977.4	10,642.7	10,747.8	(3.0)%	1.0%
Internet and data accesses	3,942.6	3,964.3	4,102.0	0.6%	3.5%
Narrowband	214.5	137.9	92.1	(35.7)%	(33.2)%
Broadband (2)	3,648.0	3,748.4	3,936.7	2.8%	5.0%
Other (3)	80.0	78.1	73.2	(2.5)%	(6.2)%
Mobile accesses	71,553.6	76,137.3	77,240.2	6.4%	1.4%
Pre-Pay	55,438.1	57,335.1	53,551.9	3.4%	(6.6)%
Contract	16,115.5	18,802.2	23,688.3	16.7%	26.0%
Pay TV	698.6	601.2	640.1	(13.9)%	6.5%
Final Clients Accesses	87,172.1	91,345.4	92,730.0	4.8%	1.5%
Wholesale Accesses	28.0	24.4	18.8	(13.0)%	(22.8)%

Total Accesses	87,200.1	91,369.8	92,748.9	4.8%	1.5%

(1)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2)	Includes ADSL, fiber optic, cable modem and broadband circuits.
(3)	Remaining retail circuits other than broadband

In 2013, Telefónica Brasil strengthened its competitive positioning in the market; reinforcing its leadership in high value segments of the mobile market through ongoing service innovation and differential coverage and network quality and in the fixed market through a renewed commercial offer and deployment of the fiber network.

In the fixed business, in addition to the fiber network in Sao Paulo, the Company also continued to develop Fixed Wireless technology, which enables fixed services to be offered in areas where the copper network has not been rolled out. With the aim of strengthening its portfolio and broadband services, the Company has also relaunched “Vivo Internet Box”, which provides mobile internet associated with a WiFi modem with a capacity of up to 40 GB. In the second half of the year, Telefónica Brasil undertook a commercial repositioning in Pay TV.

Innovative services continue to be rolled out, such as the new mobile generation network deployment of both 3G and 4G, which was launched in the second quarter and now covers 73 cities and the launch of “Multivivo”, a product which allows data and/or voice to be shared between several devices and that already had 1.4 million users at year end.

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Results

Millions of euros				% Var 11/12			% Var 12/13
Brazil	2011	2012	2013	€		LC	€		LC
Revenues	14,326	13,618	12,217	(4.9)%		2.3%	(10.3)%		2.2%
Wireless Business	8,437	8,573	8,092	1.6%		9.4%	(5.6)%		7.5%
Service revenues	8,014	8,167	7,608	1.9%		9.7%	(6.8)%		6.1%
Wireline Business	5,890	5,045	4,125	(14.4)%		(7.8)%	(18.2)%		(6.8)%
OIBDA	5,302	5,161	3,940	(2.7)%		4.8%	(23.7)%		(13.0)%
OIBDA Margin	37.0%	37.9%	32.3%	0.9	p.p.		(5.6	) p.p.
CapEx	2,468	2,444	2,127	(1.0)%		6.6%	(13.0)%		(0.9)%
OpCF (OIBDA - CapEx)	2,834	2,717	1,813	(4.1)%		3.2%	(33.3)%		(24.0)%

2013 Results

Revenues totaled 12,217 million euros, 10.3% less than 2012 in reported terms. Excluding the effect of exchange rate differences , revenues grew 2.2% year-on-year, mainly due to the strong performance of the mobile business (+7.5%), more than compensating the decline in fixed revenues (-6.8%). 2013 wireless business revenues amounted to 8,092 million euros, down 5.6% in reported terms, although stripping out the effect of exchange rate differences they would have grown 7.5%, boosted by handset sales revenues (+35.4%) due to the higher weight of smartphone sales and the growth of service revenues (+6.1%) due to the growth in outgoing service revenues from both the growth of the customer base and the greater weighting of data revenues partially compensated by the incoming revenues affected by the reduction in mobile termination rates.

Revenues from the fixed business amounted to 4,125 million euros, down 18.2% in reported terms, although stripping out the effect of exchange rate differences they would have decreased 6.8%, impacted by the reduction in the fixed-mobile retail tariff as well as by intense competition in the fixed broadband and Pay TV businesses.

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2013 Consolidated Financial Statements

Brazil - Mobile

	2011	2012	2013	% Var LC 11/12	% Var LC 12/13
Traffic (million minutes) (1)	92,081	113,955	115,698	27.4%	1.5%
ARPU (EUR)	10.2	8.9	8.0	(6.4)%	2.3%

(1)	From the third quarter of 2013, duplicated traffic was deleted following the integration of fixed and mobile companies

OIBDA totaled 3,940 million euros in 2013, down 23.7% in reported terms, decreasing 13.0% when excluding the effect of exchange rate differences. This performance is partially explained by the sale of non-strategic towers in 2012 resulting in a gain of 445 million euros versus only 29 million euros in 2013. Net of the aforementioned factors OIBDA decreased by 5.5%, losing 2.6 percentage points of margin with respect to 2012.

The increase in revenues in local currency terms is not completely reflected in OIBDA, which was affected by personnel restructuring costs (51 million euros), as well as higher network costs and expenses related to handsets and customer service, associated with higher commercial activity. OIBDA margin stood at 32.3% in reported terms in the full year.

2012 results

Revenues amounted to 13,618 million euros in 2012, for year-on-year growth of 2.3% in local currency. Revenues from the mobile business came in at 8,573 million euros for the year, up 9.4% in local currency compared to 2011, where service revenues close at 9.7% in local currency compared to 2011 due to the good evolution of the outgoing revenues boosted by the average customer base growth and the growing weight in data revenues. This is partially offset by the incoming revenue fall (and consequent ARPU decrease) affected by the negative impact of the lower mobile termination rates. Additionally, our customer base in Brazil suffered a drop due to the disconnection of inactive prepay mobile customers in Brazil (1.6 million accesses in the second quarter).

The fixed business reported revenues of 5,045 million euros, down 7.8% in local currency due to lower retail fixed-mobile rates and to steep competition in the fixed broadband and pay TV businesses.

OIBDA stood at 5,161 million euros in 2012, up 4.8% in local currency driven by mobile revenues growth, offset by fixed voice revenues drop as well as expenses growth due to higher personnel costs coming from the internalization of contractors and workforce restructuring expenses and the increase of external services costs, associated to a higher commercial activity. On the other hand, OIBDA was positively affected by the recognition of 445 million euros in other income derived from the sale of non-strategic assets, compared to 187 million euros in 2011. The overall OIBDA margin was 37.9%, a 0.9 p.p. improvement on 2011.

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2013 Consolidated Financial Statements

ARGENTINA

Accesses

Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13

Fixed telephony accesses (1)	4,611.0	4,762.4	4,833.5	3.3%	1.5%
Fixed wireless	38.2	234.6	342.7	514.1%	46.0%
Internet and data accesses	1,630.7	1,755.5	1,848.5	7.7%	5.3%
Narrowband	35.7	19.3	12.9	(46.0)%	(32.8)%
Broadband (2)	1,595.1	1,736.3	1,835.5	8.9%	5.7%
Mobile accesses	16,766.7	17,604.0	19,954.7	5.0%	13.4%
Pre-Pay	10,581.3	11,000.0	12,916.6	4.0%	17.4%
Contract	6,185.4	6,604.0	7,038.1	6.8%	6.6%
Final Clients Accesses	23,008.4	24,121.9	26,636.7	4.8%	10.4%
Wholesale Accesses	13.9	14.1	14.0	1.2%	(0.4)%

Total Accesses	23,022.3	24,136.0	26,650.7	4.8%	10.4%

(1)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2)	Includes ADSL, fiber optic, cable modem and broadband circuits.

In 2013 Telefónica Argentina maintained its market leadership due to its competitive position and ongoing focus on quality and innovation in its products and services.

The company launched Quam, a secondary brand to Movistar for mobile telephony services, reflecting its commitment to innovation by being the first telco to launch an offer of this type in the region. This new offer gives Telefónica access to fresh market segments with a simple proposal that combines various minute, SMS and data bundles and is aimed at ensuring that the youngest customers in the prepay segment are always connected.

Results

Millions of euros				% Var 11/12			% Var 12/13
Argentina	2011	2012	2013	€		LC	€		LC
Revenues	3,174	3,697	3,681	16.5%		18.4%	(0.4)%		23.2%
Wireless Business	2,039	2,431	2,470	19.2%		21.2%	1.6%		25.8%
Service revenues	1,880	2,200	2,154	17.0%		19.0%	(2.1)%		21.2%
Wireline Business	1,237	1,390	1,332	12.3%		14.2%	(4.2)%		18.6%
OIBDA	1,085	1,076	977	(0.8)%		0.8%	(9.2)%		12.4%
OIBDA Margin	33.4%	28.5%	26.1%	(4.8	) p.p.		(2.5	) p.p.
CapEx	449	519	574	15.6%		17.5%	10.6%		36.9%
OpCF (OIBDA - CapEx)	636	557	403	(12.4)%		(10.9)%	(27.6)%		(10.5)%

2013 Results

Revenues stood at 3,681 million euros in 2013, a decline of 0.4%, mainly as a result of exchange rate effects. Excluding exchange rate effects, revenues would have risen 23.2% year-on-year, driven by improvement in both the fixed and mobile business.

•	Revenues from the mobile business declined 2.1% in reported terms, negatively affected by the exchange rate. Stripping out exchange rate effects, mobile business revenues grew 21.2% year-on-year in 2013 due to the growth in the customer base and the higher level of consumption, in particular of data, which remained the main growth driver. Data revenues increased by 31% year-on-year in 2013, and now account for 48% of service revenues (+3 percentage point year-on-year). The growth of devices revenues of 36.9% in reported terms was due to the growth of commercial activity contribution. Stripping out exchange rate effects, revenues grew 69.4%.

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2013 Consolidated Financial Statements

Argentina - Mobile

	2011	2012	2013	% Var LC 11/12	% Var LC 12/13
Traffic (million minutes)	18,788	21,201	22,540	12.8%	6.3%
ARPU (EUR)	9.7	11.0	9.4	14.6%	5.9%

Revenues from the fixed business fell 4.2% in reported terms, negatively impacted by the exchange rate. Excluding exchange rate effects, revenues increased 18.6% year-on-year, due to revenue growth of (+29.4%) in broadband and new services, on the back of strong broadband ARPU growth (+21% year-on-year in the year in local currency). As a result, broadband and new service revenues now account for 50% of fixed revenues.

•	Telefónica’s OIBDA in Argentina amounted to 977 million euros in the full year, a year-on-year decrease of 9.2%, negatively impacted by exchange rate effects. Excluding exchange rate effects, OIBDA grew 12.4% year-on-year due to the increase in revenues. OIBDA margin was 2.5 percentage points less than the year before, due to rising costs due to the generalized price increases, although the company continues to undertake cost containment measures to mitigate the effects of high inflation.

2012 results

The financial results in Argentina for the year were negatively affected by compensation paid to customers in respect of a software outage in Movistar’s national network equipment, which affected service on April 2, 2012. In addition, results were also adversely affected by the heavy storm that hit the northern part of Buenos Aires on April 4, 2012.

Revenues: Service revenues from the mobile business grew sharply in 2012 (19.0% excluding foreign exchange rate effects), reflecting higher usage levels, driven by data usage and growth in the customer base. Data revenues are the main lever for growth (33.5%, excluding exchange rate differences).

Revenues in the fixed line business rose 14.2% in local currency due to the solid growth in revenues from broadband and new services (+26.5%), reflecting the strong improvement in Internet and content revenues and revenues from data, IT and leasing of capacity.

OIBDA at Telefónica Argentina stood at 1,076 million euros, a 0.8% rise in local currency, not fully reflecting the positive evolution of revenues due to the general rise in prices that impacted operating expenses, (mainly personnel expenses and external services due to inflation).

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2013 Consolidated Financial Statements

VENEZUELA AND CENTRAL AMERICA

Beginning in 2013, figures of Venezuela and Central America are presented together, and figures for previous years have been revised.

Accesses

Thousands of accesses (1)	2011	2012	2013	% Var 11/12	% Var 12/13

Fixed telephony accesses	1,413.5	1,500.7	1,426.7	6.2%	(4.9)%
Fixed wireless (2)	1,224.3	1,340.5	1,168.7	9.5%	(12.8)%
Internet and data accesses	42.8	41.0	12.4	(4.1)%	(69.8)%
Narrowband	31.3	29.7	1.7	(4.9)%	(94.3)%
Broadband (3)	4.9	4.9	4.7	11.8%	(3.9)%
Other (4)	6.7	6.4	6.0	11.0%	(6.4)%
Mobile accesses	17,004.2	19,929.3	21,666.8	19.2%	8.7%
Pre-Pay	15,424.6	18,060.2	19,489.8	1.9%	7.9%
Contract	1,577.5	1,869.1	2,177.0	88.3%	16.5%
Pay TV	114.3	215.3	385.6	88.3%	79.1%
Final Clients Accesses	18,574.9	21,686.3	23,491.6	16.8%	8.3%

(1)	Includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(2)	Fixed wireless accesses exclude since the first quarter of 2013, 58 thousand accesses included as fixed telephony accesses.
(3)	Includes ADSL,K optical fiber, cable modem and broadband circuits.
(4)	Retail circuits other than broadband.

During 2013, Telefónica continued strengthening its unique position due to its integrated services offer and the ongoing improvements in network quality and coverage, showing a positive trend both in operational and financial terms along the whole year.

Commercial activity in 2013 was focused on incentivizing the consumption of data plans and launching new offerings adapted to customer needs depending on voice, SMS and data demand.

Underlining its commitment to innovation and maintaining a greater access to technology and comfort to its customers, the Company in Venezuela began a nationwide rollout of WiFi infrastructure in the fourth quarter of 2013. The goal is to install 1,000 hotspots by 2016, with a view to placing Telefónica as the telecommunications company with the largest WiFi network in the country.

Note also that 2013 economic-financial results in reported terms were affected by the devaluation of the bolivar which was announced on February 8, 2013 by the Venezuelan government, devaluing the bolivar from 4.3 bolivars per U.S. dollar to 6.3 bolivars per U.S. dollar. In the same way, the Venezuelan government announced on January 22, 2014 a new exchange rate to be established and a general foreign exchange plan by which specific transactions will be managed by an auction system at SICAD exchange rate. That exchange rate was fixed at roughly 11.4 bolivars per U.S. dollar over the last auctions. Additionally, the Venezuela Government issued an “Organic Law on Fair Pricing” that may affect the Company’s results trend.

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2013 Consolidated Financial Statements

Results

Millions of euros				% Var 11/12			% Var 12/13
Venezuela & CAM	2011	2012	2013	€		LC(*)	€		LC(*)
Revenues	3,230	4,009	4,228	24.1%		25.7%	5.5%		38.7%
Service revenues	2,949	3,581	3,738	21.4%		22.7%	4.4%		34.6%
OIBDA	1,342	1,640	1,739	22.2%		22.9%	6.0%		43.8%
OIBDA Margin	41.5%	40.9%	41.1%	(0.6	) p.p.		0.2	p.p.
CapEx	548	594	739	8.5%		8.3%	24.3%		75.2%
OpCF (OIBDA - CapEx)	794	1,046	1,000	31.6%		32.9%	(4.4)%		26.6%

(*)	Excluding the effect of hyperinflation in Venezuela.

2013 Results

Revenues in 2013 stood at 4,228 million euros, posting year-on-year growth of 5.5% in reported terms. Excluding exchange rate differences and the effect of hyperinflation in Venezuela, year-on-year growth is 38.7% after growing 45.5% year-on-year in Venezuela excluding exchange rate differences and the effect of hyperinflation and 7.6% year-on-year in Central America. Thus mobile services revenues grew by 4.4% in reported terms (34.6% excluding exchange rate effects and hyperinflation) boosted by the expansion of mobile data services and the sharp growth in voice traffic. In Venezuela mobile service revenues grew by 4.2% in reported terms compared to 40% excluding exchange rate differences and the effect of hyperinflation in Venezuela, while in Central America mobile service revenues increased by 10.1% year-on-year in 2013.

Data revenues accounted for 29.9% of mobile service revenues and decreased by 6.1% year-on-year in 2013 in reported terms. Stripping out the exchange rate differences and the effect of hyperinflation in Venezuela, year-on-year growth would stand at 32.7% Underpinning this performance was the sharp growth in non-SMS data revenues, which now account for 64% of data revenues (+7 percentage points year-on-year).

Venezuela & CAM - Mobile

	2011	2012	2013	% Var LC 11/12	% Var LC 12/13
Traffic (million minutes)	14,529	27,536	32,304	12.9%	17.3%
ARPU (EUR)	16.7	13.8	11.6	17.4%	19.4%

OIBDA stood at 1,739 million euros in 2013, up 6.0% year-on-year in reported terms (excluding exchange rate differences and the effect of hyperinflation in Venezuela, up 43.8% year-on-year). This increase is due to higher revenues that offset the 4.0% increase in reported costs. Excluding exchange rate differences and the effect of hyperinflation in Venezuela, costs grew by +33.6%, mainly impacted by the widespread price increases that translated into higher expenses paid in dollars for services and equipment purchases due to the negative impact of the devaluation. Thus, the OIBDA margin stood at 41.1% for the year (+1.5 percentage points year-on-year, excluding exchange rate differences and hyperinflation in Venezuela).

2012 results

In 2012, revenues stood at 4,009 million euros, growing 24.1% year-on-year in reported terms. Excluding foreign exchange rate differences and the effect of hyperinflation in Venezuela, the interannual growth is 25.7%. Net of foreign exchange rate differences and hyperinflation, Venezuela and Central America increased by 28.1% and 15.8% respectively. Mobile service revenues were up 21.4% in reported terms. Excluding the foreign exchange rate differences and the effect of the hyperinflation in Venezuela, revenues would have increased 22.7% driven by the larger customer base and the increase in ARPU. In Venezuela mobile service revenues were up 22.0% in reported terms and were up 25.6% net of foreign exchange rate differences and the effect of hyperinflation in Venezuela. In Central America these revenues increased 22.0% year-on-year in reported terms and 14.2% in local currencies.

Data revenues represent 33.2% of total mobile service revenues and grew 35.8% compared to 2011, in reported terms, resulting in an interannual growth of 37.3% excluding foreign exchange rate differences and the effect of hyperinflation in Venezuela.

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2013 Consolidated Financial Statements

OIBDA stood at 1,640 million euros in 2012, up 22.2% in reported terms and up 22.9% excluding the effect of hyperinflation in Venezuela and foreign exchange rate differences. OIBDA was affected by the sale of non-strategic towers in Central America for 4.6 million euros compared to 36.8 million euros in 2011.

CHILE

Accesses

Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13

Fixed telephony accesses (1)	1,848.1	1,737.9	1,654.2	(6.0)%	(4.8)%
Internet and data accesses	887.4	940.1	977.5	5.9%	4.0%
Narrowband	5.8	5.5	5.2	(5.2)%	(5.5)%
Broadband (2)	878.1	932.0	969.9	6.1%	4.1%
Other (3)	3.5	2.5	2.4	(27.0)%	(6.5)%
Mobile accesses	9,548.1	10,040.1	10,490.3	5.2%	4.5%
Pre-Pay	6,732.7	7,385.0	7,806.5	9.7%	5.7%
Contract	2,815.4	2,655.1	2,683.8	(5.7)%	1.1%
Pay TV	390.8	424.0	503.2	8.5%	18.7%
Final Clients Accesses	12,674.4	13,142.1	13,625.2	3.7%	3.7%
Wholesale Accesses	5.2	4.9	5.0	(5.9)%	2.6%

Total Accesses	12,679.6	13,147.0	13,630.2	3.7%	3.7%

(1)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2)	Includes ADSL, fiber optic, cable modem and broadband circuits.
(3)	Remaining retail circuits (broadband)

Telefónica strengthened its leadership position in Chile in 2013 due to its innovative services and the ongoing improvement in the quality of its fixed and mobile network.

On November 15, 2013, Telefónica Chile announced the launch of nationwide LTE services, further underscoring its commitment to the rollout of telecommunications in the country.

In another noteworthy development the Company was awarded one of the three blocks of radioelectric spectrum for LTE auctioned in the 700 MHz band. This will enable a more efficient rollout of the network for the delivery of 4G services, further strengthening the Company’s position.

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2013 Consolidated Financial Statements

Results

Millions of euros				% Var 11/12			% Var 12/13
Chile	2011	2012	2013	€		LC	€		LC
Revenues	2,310	2,569	2,483	11.2%		3.3%	(3.3)%		1.6%
Wireless Business	1,399	1,559	1,534	11.5%		3.6%	(1.6)%		3.4%
Service revenues	1,283	1,429	1,385	11.4%		3.5%	(3.1)%		1.8%
Wireline Business	1,037	1,113	1,049	7.3%		(0.3)%	(5.8)%		(1.0)%
OIBDA	1,035	1,033	818	(0.2)%		(7.3)%	(20.8)%		(16.8)%
OIBDA Margin	44.8%	40.2%	32.9%	(4.6	) p.p.		(7.3	) p.p.
CapEx	529	606	488	14.6%		6.5%	(19.5)%		(15.4)%
OpCF (OIBDA - CapEx)	507	427	330	(15.7)%		(21.7)%	(22.7)%		(18.8)%

Revenues stood at 2,483 million euros in 2013, a decline of 3.3%, as compared to 2012 mainly as a result of exchange rate effects. Excluding exchange rate differences, revenues grew 1.6% year-on-year.

•	Mobile revenues fell 1.6% year-on-year to 1,534 million euros. This performance was mainly due to exchange rate effects. Excluding the impact of exchange rate differences, revenues rose by 3.4% year-on-year due to the Company’s innovation and quality strategy, which has caused an increase in high-value customers.

•	Revenues from the fixed business stood at 1,049 million euros in 2013, down 5.8% from 2012 (-1.0% in local currency), negatively affected by the exchange rate differences, as well as by the drop in voice and access revenues which fell 14.7% in reported terms (-10.4% in local currency). The decline in revenue was partially offset by broadband and new services revenues, which grew 2.8% in reported terms (+8% excluding exchange rate differences) from broadband and TV accesses as a result of the strategy rolled out to improve quality and maximize customer value. As a result, broadband and new business revenues accounted for 57% of fixed revenues in the year (+5 percentage points year-on-year).

Chile - Mobile

	2011	2012	2013	% Var LC 11/12	% Var LC 12/13
Traffic (million minutes)	12,218	13,064	13,339	6.9%	2.1%
ARPU (EUR)	11.6	12.0	10.9	(3.9)%	(4.6)%

OIBDA amounted to 818 million euros in 2013, a year-on-year decline of 20.8%, negatively affected by the exchange rate, and a contractual change in the commercial model for selling handsets in Chile, which resulted in higher costs. Excluding exchange rate differences, OIBDA fell 16.8% year-on-year primarily due to the impact of the contractual change in handset sales. Excluding the impact of the contractual change in handset sales, OIBDA would have decrease 1%. Excluding non-strategic tower sales OIBDA would have grown 1.6%. The OIBDA margin stood at 32.9% in the year, a 7.3 p.p. decrease, due to the aforementioned contractual change. Excluding the contractual change in handset sales the decrease was 0.9 p.p.

2012 results

Revenues: Mobile revenues rose 3.6% in local currency to 1,559 million euros fuelled by growth in service revenues. Service revenues were 3.5% higher in local currency, with the growth in the customer base making up for the downtrend in ARPU in local currency caused by the drop in usage, mainly among pre-pay customers, in view of greater market competition.

Fixed line revenues remained stable with respect to 2011, amounting to 1,113 million euros, underpinned by broadband and new services revenues (52% of revenues and up 10.9% in local currency), reflecting the growth in Internet, TV, content revenues, data, IT and capacity lease revenues, which offset the 9.9% decrease in voice and access revenues (in local currency).

OIBDA dropped 7.3% in local currency despite the revenue increase of 3.3% due to higher commercial activity in the mobile business with the start-up of portability, which results in higher growth in supplies, content and interconnection expenses plus the negative effect in other revenues from the sale of towers (32 million euros compared to 50.1 million euros in 2011). In addition, following a contractual change in the handset sales model in Chile, OIBDA is affected by the negative effect of the new accounting treatment applicable to revenues and expenses formerly linked to a mobile handset sales model involving lease without charge that was previously accounted as Capex (negative impact of 22 million euros, all included in the last quarter of the year).

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2013 Consolidated Financial Statements

MÉXICO

Accesses

Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13

Mobile accesses	19,742.4	19,168.0	20,332.8	(2.9)%	6.1%
Pre-Pay	18,149.8	17,668.3	18,863.2	(2.7)%	6.8%
Contract	1,592.6	1,499.7	1,469.7	(5.8)%	(2.0)%
Fixed wireless	745.3	1,158.9	1,558.9	55.5%	34.5%

Total Accesses	20,487.7	20,326.9	21,891.7	(0.8)%	7.7%

2013 was a key year for the Mexican telecommunications market following the approval in June of the new Telecommunications Law. Details of the changes that the regulatory reform will bring about and the execution of its implementation is expected to be set out in the first half of 2014, initiating a process of structural transformation in the sector.

Meanwhile, the Company’s focus was on the ongoing transformation of its commercial offer aiming to improve its competitive positioning with the launch of the “Movistar Ilimitado” plan during second quarter of the year (plan in the prepaid segment with off-net minute bundles, SMS, data capacity from 50 MB and unlimited on-net calls for top-ups of more than 100 pesos) and the launch of the “Prepago Doble” plan in October, which offers double the balance topped up for all top-ups. Furthermore, in December, the Company further strengthened its commercial offer with the launch of “Plan GigaMove”, a new, more competitive range of data contract plans aimed at high value customers. Depending on the plan chosen, the customer benefits from up to 3 GB of browsing, 1,500 SMS to any company, Spotify Premium, Twitter, Whatsapp, Facebook and unlimited mail. Telefónica also continues to strive to make the most efficient use of its network and in January signed a new deal with the distributor MAZ Tiempo following the agreements inked last September with the mobile virtual network operators Coppel and Virgin. An agreement was also reached in January with NII Holdings whereby Telefónica Mexico will provide Nextel with nationwide voice and data coverage services on its 3G mobile network. This deal provides Telefónica Mexico with an additional lever to strengthen its wholesale services strategy in the country.

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Results

Millions of euros				% Var 11/12			% Var 12/13
México	2011	2012	2013	€		LC	€		LC
Revenues	1,557	1,596	1,580	2.5%		0.4%	(1.0)%		(0.8)%
Service revenues	1,387	1,416	1,340	2.1%		(0.0)%	(5.3)%		(5.1)%
OIBDA	572	432	266	(24.6)%		(26.1)%	(38.3)%		(38.2)%
OIBDA Margin	36.7%	27.0%	16.9%	(9.7	) p.p.		(10.2	) p.p.
CapEx	471	427	242	(9.4)%		(11.3)%	(43.3)%		(43.2)%
OpCF (OIBDA - CapEx)	101	5	24	(95.2)%		(95.3)%	n.s.		n.s.

2013 Results

Revenues stood at 1,580 million euros in 2013, a decline of 1%, negatively impacted by 0.2% percentage points by exchange rate differences, and posting a decline of 0.8% in local currency terms. The year on year decline is primarily due to the decrease in mobile service revenues (-5.1% in local currency) caused mainly by the reduction in mobile termination rates which had a negative impact on revenue performance amounting to 29 million euros. Excluding this impact, mobile services revenue would have shown a year-on-year decrease of 3.1%. This decrease is mainly due to reduction in SMS prices and the process of replacing SMS with other alternative forms of communication driven by the steady adoption of smartphones, with this reduction partially offset by the growth in non-SMS data revenues (+15.8%).

OIBDA in 2013 stood at 266 million euros, down 38.3% year-on-year, with an OIBDA margin of 16.9% (-10.2 p.p. year-on-year), affected by the increase in commercial activity over the year. Furthermore, 2012 included the sale of non-strategic towers for 77 million euros, whereas there were no towers sold in 2013.

2012 Results

Revenues amounted to 1,596 million euros in 2012, for 0.4% growth year-on-year in local currency. Mobile service revenues remained stable compared to 2011 in local currency amounting to 1,416 million euros in 2012 due to an increase in data revenues, despite an estimated negative impact of 64 million euros from the lower interconnection rates approved by the regulatory authorities in the second quarter of 2011. Data revenues climbed 15.0% from 2011 to 2012, despite the 54% reduction in SMS interconnection rates in September 2012. Data revenues account for 33% of mobile service revenues (up 4 p.p. year-on-year). Non-SMS data revenues rose 61.8% year-on-year, accounting for 39% of data revenues (up 11 p.p. compared to 2011).

OIBDA was 432 million euros in 2012 (down 26.1% year-on-year), for an OIBDA margin of 27.0%, strongly impacted by the sale of non-strategic towers in 2011, which amounted to 240 million euros as compared to 77 million euros of non-strategic tower sales in 2012. Stripping out this effect, OIBDA grew 6.5%, slightly over revenue evolution. It is important to highlight the interconnection rates reduction which negatively impacted OIBDA by 14 million euros. Such rate reduction is more than offset by a higher level of efficiency coming from the Iusacell roaming agreement and higher commercial efficiency.

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PERU

Accesses

Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13

Fixed telephony accesses (1)	2,848.4	2,883.4	2,801.5	1.2%	(2.8)%
Fixed wireless	444.6	580.3	313.5	30.5%	(46.0)%
Internet and data accesses	1,120.4	1,317.6	1,437.1	17.6%	9.1%
Narrowband	9.4	8.2	5.0	(12.8)%	(38.7)%
Broadband (2)	1,090.6	1,288.3	1,411.1	18.1%	9.5%
Other (3)	20.4	21.0	21.0	3.1%	—
Mobile accesses	13,998.3	15,196.9	15,762.0	8.6%	3.7%
Pre-Pay	11,079.6	11,555.3	11,258.7	4.3%	(2.6)%
Contract	2,918.7	3,641.6	4,503.3	24.8%	23.7%
Pay TV	799.0	901.6	897.1	12.8%	(0.5)%
Final Clients Accesses	18,766.1	20,299.5	20,897.6	8.2%	2.9%
Wholesale Accesses	0.4	0.4	0.4	(8.0)%	(8.7)%

Total Accesses	18,766.6	20,299.9	20,898.0	8.2%	2.9%

(1)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2)	Includes ADSL, fiber optic, cable modem and broadband circuits.
(3)	Remaining retail circuits (broadband)

In 2013, Telefónica Perú strengthened its integrated services offer, maintaining a clear focus on achieving further improvements in service quality and on simplifying plans and tariffs that enabled the Company to deliver a solid operating and financial performance.

This commitment to quality resulted in a doubling of the speed of fixed broadband while the Company also fostered the migration of customers to pay TV bundles with HD channels. In the mobile business, the restructuring of the tariff portfolio in favor of voice and data plans continued to drive smartphone adoption.

Also worth highlighting is the Company’s commitment to continue expanding telecommunications in the country, with the award in the fourth quarter of 2013 of one of the two blocks of radioelectric spectrum for LTE auctioned on July 22 in the AWS band (2x20 MHz). A 20-year concession contract has been signed (120 million euros). The Company plans to roll out the 4G network to 234 district capitals (around 50% of the population) over the next five years. In keeping with this plan, Telefónica Perú launched commercial 4G services in seven districts of Lima at the end of November. At present, it is the only company in Peru providing this service.

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Results

Millions of euros				% Var 11/12			% Var 12/13
Peru	2011	2012	2013	€		LC	€		LC
Revenues	2,030	2,400	2,454	18.2%		4.6%	2.3%		8.1%
Wireless Business	1,088	1,314	1,393	20.8%		6.9%	6.0%		12.1%
Service revenues	948	1,164	1,220	22.7%		8.6%	4.8%		10.8%
Wireline Business	1,069	1,226	1,239	14.7%		1.5%	1.1%		6.9%
OIBDA	751	909	875	21.0%		7.1%	(3.7)%		1.8%
OIBDA Margin	37.0%	37.9%	35.6%	0.9	p.p.		(2.2	) p.p.
CapEx	302	378	479	25.2%		10.8%	26.8%		34.1%
OpCF (OIBDA - CapEx)	449	531	396	18.2%		4.6%	(25.5)%		(21.2)%

2013 Results

Revenues in 2013 stood at 2,454 million euros, increasing 2.3% year-on-year in reported terms, or 8.1% excluding exchange rate differences, driven both by the growth in the mobile business and in the fixed business. Revenues were adversely impacted by regulatory changes affecting fixed-mobile calls in 2013 and by the mobile termination rate reduction in October 2012 and 2013. Excluding these impacts, revenues would have increased by 10% year-on-year in 2013.

•	Mobile business revenues amounted to 1,393 million euros, with year-on-year growth of 6%. Excluding exchange rate differences, growth would have been 12.1% year-on-year. Mobile service revenues rose 4.8% in 2013 in reported terms. Stripping out exchange rate differences growth in this item would have been 10.8% year-on-year in 2013, continuing the positive trend despite the negative impact of the abovementioned regulatory changes. Excluding these effects, growth stood at 13.4% year-on-year in 2013.

•	Data revenue was the main driver of this performance, advancing 28.4% year-on-year in reported terms. Excluding exchange rate differences year-on-year growth was 35.8%. Data accounts for 22% of service revenues (+4 percentage points year-on-year). Growth in smartphones continued, causing non-SMS data revenues to rise by a solid 64.7% year-on-year in 2013 and they accounted for 81% of mobile data revenues (+14 percentage points year-on-year).

•	Revenues from the fixed business stood at 1,239 million euros in 2013 and grew 1.1% year-on-year. Excluding exchange rate differences, growth would have been 6.9%, with broadband and new services acting as the main growth drivers, registering a year-on-year increase of 9.3% in reported terms, or 15.5% excluding exchange rate differences, which offset the decline in voice.

OIBDA stood at 875 million euros in 2013, down 3.7% year-on-year in reported terms (excluding exchange rate differences, up 1.8% year-on-year). Excluding exchange rate differences and the sale of non strategic towers registered in 2012, year-on-year-growth is 4.4%. This is due to the good performance of revenues which offsets higher commercial costs derived from the greater commercial activity aimed at high value customers, higher content costs, the increase in personnel costs related to the profit sharing plan (whereby employees receive a percentage of the company’s net profits) and higher tax costs due to the regulatory inclusion of a 1% tax on the TV and BAF businesses’ revenues. The OIBDA margin stood at 35.6% in the year (-1.3 percentage points year-on-year).

Telefónica, S.A.    184

2012 results

In 2012, revenues amounted to 2,400 million euros, up 4.6% year-on-year in local currency, due to growth in both the mobile and fixed businesses.

Revenues in the mobile business (up 6.9%) were driven by voice and data revenues, with a year-on-year rise of 44.8% despite adverse regulatory impacts which affected fixed-mobile calls (due to a decrease in the regulated retail rate) and the mobile interconnection rate cuts in October 2011 and 2012. On the other hand, handset revenues fall by 4.4% year-on-year. Revenues from the fixed business totaled 1,226 million euros in 2012, up 1.5% on the prior year. As in 2011, broadband and new services revenues were the primary growth drivers, with a year-on-year rise of 12.9%, offsetting a sharp decline in voice revenues.

OIBDA stood at 909 million euros in 2012 (up 7.1% year-on-year), mainly explained by the good revenue performance, partially offset by higher commercial costs driven by the increased commercial activity relating to higher-value customers, higher taxes related to the canon for the usage of radio electric spectrum and also the personnel expenses increase related to the employee participation of the company results (employees get a percentage of net income of the company). This OIBDA growth is positively affected by the recognition in 2012 of 23 million euros gains from the sale of non-strategic towers, compared to gains of 2 million euros in the fourth quarter of 2011. Finally the OIBDA margin places at 37.9% (up 0.9 p.p. compared to 2011).

COLOMBIA

Accesses

Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13

Fixed telephony accesses (1)	1,480.6	1,420.4	1,447.1	(4.1)%	1.9%
Internet and data accesses	620.3	714.0	862.2	15.1%	20.8%
Narrowband	7.9	8.5	8.5	7.5%	(0.0)%
Broadband (2)	612.3	705.4	853.7	15.2%	21.0%
Mobile accesses	11,391.1	11,703.6	12,121.7	2.7%	3.6%
Pre-Pay	8,626.8	8,675.2	8,818.5	0.6%	1.7%
Contract	2,764.2	3,028.4	3,303.2	9.6%	9.1%
Pay TV	255.0	284.8	347.6	11.7%	22.1%
Final Clients Accesses	13,746.9	14,122.8	14,778.7	2.7%	4.6%
Wholesale Accesses	3.3	3.3	3.3	—	0.0%

Total Accesses	13,750.2	14,126.1	14,782.0	2.7%	4.6%

(1)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2)	Includes ADSL, fiber optic, cable modem and broadband circuits.

In 2013 Telefónica Colombia maintained the steady commercial and financial improvement seen since June 2012 following the merger between Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones S.A. that strengthened the Company’s position in the country’s telecommunications sector.

It is worth noting that the structural changes implemented by the Colombian regulator (“CRC”) in the first semester of 2013 continued to boost the telecommunications market through the application of asymmetric mobile termination rates between the dominant operator and the rest of the companies (including Telefónica). In order to adapt to the new regulatory backdrop and to progress with its commercial repositioning, the Company focused on higher-value customers in 2013 while strengthening the integrated marketing of services.

The Company also further underlined its commitment to the sector’s development in the fourth quarter by securing 30 MHz of spectrum in the AWS band (2x15 MHz) for the provision of LTE services at the auction on June 26 at a total cost of 109 million euros. In December it launched LTE services commercially, in the five most important cities in the country.

Telefónica Colombia managed a total of 14.8 million accesses at the end of December 2013, for year-on-year growth of 5%.

Telefónica, S.A.    185

Results

Millions of euros				% Var 11/12			% Var 12/13
Colombia	2011	2012	2013	€		LC	€		LC
Revenues	1,561	1,765	1,705	13.0%		1.6%	(3.4)%		3.7%
Wireless Business	906	1,069	1,052	18.1%		6.1%	(1.6)%		5.7%
Service revenues	841	994	969	18.3%		6.3%	(2.5)%		4.6%
Wireline Business	655	695	652	6.1%		(4.7)%	(6.2)%		0.7%
OIBDA	540	607	580	12.4%		1.0%	(4.6)%		2.5%
OIBDA Margin	34.6%	34.4%	34.0%	(0.2	) p.p.	—	(0.4	) p.p.	—
CapEx	405	352	457	(13.2)%		(22.0)%	29.9%		39.5%
OpCF (OIBDA - CapEx)	135	256	123	89.2%		70.0%	(52.0)%		(48.5)%

2013 Results

Revenues in 2013 totaled 1,705 million euros, down 3.4% year-on-year, in large part due to exchange rate differences. Excluding exchange rate differences, revenues would have increased 3.7% year-on-year; supported by the better performance of the mobile and fixed business, and despite the impact of the reduction in mobile termination rates (excluding this effect, revenues would increase 5.2% year-on-year in 2013 in local currency).

•	Mobile revenues were 1,052 million euros down 1.6% in reported terms and up 5.7% year-on-year excluding foreign exchange rate differences. Excluding the impact of the reduction in mobile termination rates, revenues would have grown by 7.1% year-on-year in local currency, as a consequence of the higher mobile ARPU, rising 5.7% in local currency; and the higher customer base, reaching 12.1 million customers, up 4% year on year.

•	Fixed revenues totaled 652 million euros, down 6.2% in reported terms and up 0.7% year-on-year in local currency, leveraged on the good performance of fixed broad band and Pay TV as a result of the higher customer base (up 21% and 22% year-on-year respectively).

OIBDA stood at 580 million euros in 2013, down 4.6% year-on-year in reported terms. Excluding exchange rate effects, OIBDA grew 2.5% year-on-year, reflecting the higher commercial activity, and partly offset by the benefits from the merger of the fixed and mobile units. Note that the sale of non-strategic towers for two million euros was booked in 2012.

Telefónica, S.A.    186

2012 results

Revenues totaled 1,765 million euros in 2012 (year-on-year growth of 1.6% in local currency), due to the strong performance of the mobile business, despite lower ARPU and the reduction in mobile termination rates. The fixed business reported revenues of 695 million euros, down 4.7% in local currency due to a lower number of accesses, the increase of competition in an already highly competitive environment and the reduction in termination rates.

OIBDA was 607 million euros at the 2012 year end, up 1.0% in local currency compared to the prior year as a result of higher revenues (up 1.6% year-on-year) and operating expenses decreasing 2.2% year-on-year, due to the efficiency measures applied by the business operator in Colombia, which were mainly reflected in lower personnel and subcontract expenses. Supply costs also fell year-on-year due to the reduction in termination rates. These were offset by the year-on-year comparison affected by recognition of gains on the sale of non-strategic towers of 2 million euros in 2012 and 25 million euros in 2011.

Telefónica, S.A.    187

2013 Consolidated Financial Statements

TELEFÓNICA EUROPE

The below table shows the evolution of accesses in Telefónica Europe over the past three years.

Accesses

Thousands of accesses	2011	2012	2013	%Var 11/12	%Var 12/13
Fixed telephony accesses (1) (2)	16,158.5	15,849.3	14,812.2	(1.9)%	(6.5)%
Internet and data accesses	10,248.3	10,065.4	9,449.7	(1.8)%	(6.1)%
Narrowband	519.8	444.1	385.3	(14.6)%	(13.2)%
Broadband (3)	9,680.4	9,576.2	9,023.6	(1.1)%	(5.8)%
Other (4)	48.2	45.1	40.8	(6.5)%	(9.4)%
Mobile accesses	72,450.7	70,751.5	70,210.2	(2.3)%	(0.8)%
Prepay	31,159.7	28,680.4	27,480.9	(8.0)%	(4.2)%
Contract (5)	41,291.0	42,071.1	42,729.2	1.9%	1.6%
Pay TV	1,052.2	909.3	828.6	(13.6)%	(8.9)%
Final Clients Accesses	99,909.7	97,575.5	95,300.7	(2.3)%	(2.3)%
Wholesale Accesses	5,245.1	5,684.3	6,317.0	8.4%	11.1%

Total Accesses	105,154.8	103,259.8	101,617.7	(1.8)%	(1.6)%

Note: Mobile accesses of Telefónica Spain include since 2013 accesses of Tuenti and in 2012 this same criteria has been used.

(1)	Basic Fix Line (including Public UseTelephony) x1, RDSI primary access, Digital Accesses 2/6x30. Includes internal use, VOIP and Naked ADSL.
(2)	During the second quarter of 2013, 209 thousand accesses were derecognized due to the asset sale of the Fixed Business in UK.
(3)	During the second quarter of 2013, 511 thousand accesses were derecognized due to the asset sale of the Fixed Business in UK.
(4)	Other non-broadband retail circuits.
(5)	During the first quarter of 2013, 114 thousand inactive accesses were derecognized in the Czech Republic.

The below table shows the evolution of Telefónica’s estimated mobile market and ADSL share over the past three years.

Competitive Positioning

	Mobile Market Share (1)
Telefónica Europe	2011	2012	2013
Spain	39.6%	36.2%	33.9%
United Kingdom	26.6%	26.6%	26.5%
Germany	16.1%	16.7%	16.9%
Czech Republic	38.0%	38.6%	38.7%
Ireland	33.2%	33.0%	31.4%
Slovakia	18.3%	21.1%	23.7%

	ADSL Market Share (1)
	2011	2012	2013
Spain	49.7%	48.8%	47.4%

(1)	Internal estimations.

During 2013, Telefónica Europe’s portfolio was restructured through the sale of operations in the Czech Republic, which closed in January 2014 after obtaining regulatory approval, and Ireland, pending regulatory approval, and with the announcement of the acquisition of E-Plus by Telefónica Deutschland.

Telefónica Europe comprised, at the end of 2013, the operations in Spain, United Kingdom, Germany, Czech Republic, Slovakia and Ireland.

In 2013, Telefónica Europe undertook a transformation strategy towards a more efficient business model, within a very dynamic and competitive market environment. Against this backdrop, the Company has worked to enhance its competitiveness and accelerate its commercial activities, as well as improve efficiency (reflected in its improved OIBDA margin) and profitability, due to its on-going efforts to simplify and reduce costs.

Telefónica, S.A.    188

2013 Consolidated Financial Statements

2013 was a key year in the updating of Telefónica Europe’s commercial offer, with the launch of simple and innovative tariffs, focused on the capture and growth of data both in the fixed (fiber) and mobile (4G) businesses. In this respect, the strengthening of “Movistar Fusión” as a driver of recovery in Spain, the commitment to “Refresh” to further streamline packages and to increase the dynamism of distribution channels in the United Kingdom, and the boost given by the “O2 Blue All-in” tariffs in Germany, all stand out as the basis of the growth in mobile data.

The new “O2 Refresh” tariff was launched in April and represents a unique commercial focus, offering an innovative value proposal to customers. This tariff aims to strengthen our market positioning, driving forward our strategy focused on data, while eliminating subsidies and improving the mix of distribution channels and offering our customers more flexibility “to change telephones with the same frequency that telephones change”. The “O2 Blue All-in” tariffs in Germany are tariffs focused on mobile data.

The greater take up of 4G services in the United Kingdom and Germany, and the acceleration in the roll out of fiber optic and Pay TV in Spain will be the main pillars of expected growth in 2014.

Total accesses stood at 101.6 million at the end of December (-1.6% year-on-year) affected by asset disposals in Telefónica UK’s fixed consumer business on 1 May 2013 (720 thousand accesses) and the disconnection of 114 thousand accesses of inactive mobile contract customers in the first quarter of 2013 in the Czech Republic.

Main 2013 trends in accesses in the mobile business

•	Mobile accesses totaled 70.2 million at year end, a decline of 0.8% year-on-year, with the contract segment continuing to increase its weight over the reduced total (61% of the base; +1 percentage points as compared to 2012).

•	Good commercial momentum with strong growth in mobile contract customers with a net gain in 2013 of 772 thousand accesses (excluding the disconnection of inactive customers in the Czech Republic). Total net mobile losses in 2013, excluding those disconnections in the Czech Republic, stood at 427 thousand accesses due to the loss of prepay customers.

•	Mobile broadband accesses continued on a very positive trajectory and totaled 29.2 million at the end of 2013 (+14.6% year-on-year growth) driven by the growing demand for data and the strong rise in the adoption of smartphones (42% penetration in terms of mobile internet data tariffs over total mobile customer base, at year-end; +7 percentage points, year-on-year).

Main 2013 trends in accesses in fixed business

•	Retail fixed broadband accesses stood at 9.0 million (-5.8% year-on-year) at year end, primarily impacted by the sale of the fixed business’s residential assets in the UK (-511 thousand accesses). However, it should be highlighted that in 2013 an improvement was seen in net adds for the fixed broadband segment especially in the last part of the year, driven by strong growth in fiber optic in Spain.

•	Fixed telephony accesses fell by 6.5%, year-on-year, to 14.8 million at year end, affected by competitive pressures in the market, and additionally, by asset disposals in Telefónica UK’s fixed consumer business in the second quarter (-209 thousand accesses).

Results

Millions of euros				Var 11/12			Var 12/13
Telefónica Europe	2011	2012	2013	Reported		Ex fx	Reported		Ex fx
Revenues	32,074	30,006	26,840	(6.4)%		(7.8)%	(10.6)%		(9.3)%
OIBDA	9,262	10,228	9,917	10.4%		9.5%	(3.0)%		(2.1)%
OIBDA Margin	28.9%	34.1%	36.9%	5.2	p.p.	—	2.9	p.p.	—
Depreciation and amortization	(5,081)	(5,014)	(4,706)	(1.3)%		(2.5)%	(6.2)%		(4.8)%
Operating Income	4,181	5,214	5,211	24.7%		23.9%	(0.0%)		0.5%

Telefónica, S.A.    189

2013 Consolidated Financial Statements

Note:

•	Since January 1, 2013 Tuenti is included under the consolidation perimeter of Telefónica Spain. This company had been previously included as “Other companies and eliminations” in the Telefónica Group. The net results of T.Spain, T.Europe and “Other companies and eliminations” in the Telefónica Group have been modified accordingly for 2011 and 2012. The total consolidated net results of the Group remain unchanged as the indicated movement is an intercompany reclassification.

As of May 1, 2013, Telefónica Europe has excluded the financial results of Telefónica UK’s fixed consumer business.

2013 Results

Telefónica Europe represented 47% of the Group’s revenues and 52% of its OIBDA in 2013. Telefónica Europe’s revenues fell 10.6% year-on-year and contributed -4.5 percentage points to the year-on-year performance of the Group’s revenues, excluding the impact from exchange rate differences, mainly due to the decline in Telefónica Spain’s revenues, which contributed -3.3 percentage points to the Group’s overall decline.

Telefónica Europe’s revenues in 2013 totaled 26,840 million euros and fell 10.6% year-on-year in reported terms, and fell 9.3% excluding the impact of exchange rate differences. In addition, excluding the change to the consolidation perimeter, the decline would have been 8.6%. The year-on-year decline in revenues is explained by the regulatory impact of the decrease in mobile termination and roaming rates, as well as by the pressure on ARPU, and in accesses, especially in Spain due to the competitive environment, new tariffs launched and customers optimizing their usage.

Stripping out the impact of regulation (cut to mobile termination and roaming rates), foreign exchange rate differences and changes in the scope of consolidation, revenues would have declined 6.4% year-on-year.

Mobile data revenues accounted for 45% of all mobile service revenues in 2013 (+4 percentage points versus. 2012). Non-SMS data revenues were up 7.3% year-on-year in reported terms, driven by the rollout of generalized mobile data tariffs in the customer base. As a result, non-SMS data revenues represent 64% of total data revenues at year end 2013 (+6 percentage points, year-on-year).

Total expenses which include supplies, personnel expenses and other expenses (mainly subcontract expenses and others) amounted to 17,799 million euros in 2013, 13.2% less than in 2012, in reported terms (-11.8% excluding exchange rate differences) and the decline reflects the introduction of various efficiency programs associated with resource optimization and the simplification of the operating model. Stripping out changes to the scope of consolidation the variance would be +1.2 p.p. higher and the value adjustments to the Czech Republic and Ireland businesses, the variance would be +1.6 p.p. higher, so that the year-on-year decline in operating expenses would be 9.3%. The breakdown by components is as follows:

•	Supplies declined 14.4% year-on-year, in reported terms (-12.6% excluding exchange rate differences) to 8,413 million euros, mainly due to lower termination costs and, to a lesser extent, the Company’s new commercial strategy of eliminating subsidies in Spain.

•	Personnel expenses amounted to 3,372 million euros reduced by 4.0% versus 2012 (-3.1% excluding exchange rate differences), as a result of the savings obtained from the workforce restructuring programs in Spain, the Czech Republic and the UK. Restructuring expenses of 62 million euros were recorded in 2013 (United Kingdom: 48 million euros and Czech Republic: 14 million euros) versus 16 million euros in 2012 (Czech Republic: 9 million euros and Ireland: 7 million euros).

•	Other expenses amounted to 6,014 million euros, reduced by 16.0% versus 2012 (-14.9% excluding exchange rate differences) due to lower commercial costs and the savings in IT and network costs. Stripping out changes to the scope of consolidation (+0.2 p.p.) and the value adjustments and the capital losses from the sale of the Czech Republic and Ireland businesses in 2013 and 2012 (+4.7 p.p.), the year-on-year decline in costs would be -10.8%.

Telefónica Europe’s OIBDA stood at 9,917 million euros in 2013, down 3.0% year-on-year in reported terms (excluding exchange rate differences, -2.1%). The performance of OIBDA in 2013 was mainly affected by:

•	the higher amount of non-strategic towers sold in Spain in 2013 compared to 2012 (+0.1 p.p.),

•	the value adjustments derived from the capital losses from the sale of the Czech Republic and Ireland businesses in 2013 and the value adjustment of Telefónica Ireland in 2012 (+3.3 p.p.).

Telefónica, S.A.    190

2013 Consolidated Financial Statements

Excluding these impacts and exchange rates differences, the decline in OIBDA would have been 5.2%, impacted by the pressure on revenues, especially in Spain (that includes the impact of lower interconnection prices) partially offset by the cost savings derived from the efficiency initiatives implemented by the operations.

2012 results

Telefónica Europe represents 48% of the Group’s 2012 revenues and OIBDA. The segment revenues decreased by 6.5% in 2012, contributing -4.0 p.p. to the year-on-year variance in the Group’s revenues, excluding foreign exchange rate differences, primarily due to lower revenues in Telefónica Spain (contributing -3.7 p.p.). In addition, at 2012 year end, the Group recorded a 527 million euros write-down in the value of its stake in Telefónica Ireland, reducing Telefónica Europe’s OIBDA and in 2011, and the Group recognized personnel restructuring expenses of 2,591 million euros, reducing Telefónica Spain’s OIBDA.

Telefónica Europe posted revenues of 30,006 million euros in 2012, down 6.4% on the 2011 figure (down 7.8% excluding exchange rate differences). The year-on-year decrease in Telefónica Europe’s revenues is primarily due to revenue trends in Telefónica Spain, which dropped 13.2% from 2011, to 14,996 million euros in 2012. This reduction in revenues mainly reflects lower accesses and ARPU in the different services, all within an adverse and highly-competitive macroeconomic environment.

•	At Telefónica Spain, revenues in the fixed line business decreased by 10.2%. This reduction was primarily due to lower revenues from traditional accesses (caused by the loss of accesses), the 16.7% decrease in voice services revenues (affected by the growing weight of flat-rate plans and traffic packages) and the 13.8% drop in retail broadband revenues (12.2% year-on-year decrease in broadband ARPU, affected by customer migration to new rates). Revenues from the mobile business fell 16.6% from 2011. This reduction reflects the 16.8% drop in mobile service revenues (chiefly pressured by trends in ARPU and the reduction in interconnection rates effective as from April and October, and in roaming rates, effective as from July). Telefónica Spain accounted for 50% of Europe’s revenue.

•	In the rest of Telefónica Europe’s operations, revenues rose 1% year-on-year, driven by growth in revenues in Germany, but undermined by reduction to interconnection and roaming rates.

•	The mobile strategy, based on boosting mobile broadband penetration and limited use data rates, was the main factor to promote revenue growth. As a result of this strategy, total data revenue increased 5.8% in 2012 and represented 41% of mobile service revenue (up 5 p.p. compared to 2011). The growth in data revenue is primarily due to the 18.6% increase in no SMS PAP revenues, which represented 58% of total data revenues in 2012.

Total expenses at Telefónica Europe amounted to 20,465 million euros, down 12.7% on the previous year, affected by the recognition in 2011 of 2,591 million euros of restructuring expenses in Telefónica Spain, which affected the variance in personnel expenses. This impact represented 11 p.p. of the year-on-year decline. Excluding this effect, operating expenses would have fallen 1.8% year-on-year.

•	Supplies expenses decreased 4.6% year-on-year in 2012 to 9,821 million euros, mainly driven by lower interconnection costs, and, to a lesser extent, lower supplies, due to a new commercial strategy of subsidies in Spain.

•	Personnel expenses amounted to 3,497 million euros in the year, a decline of 45.4% compared with 2011, mainly due to the provision included in Spain mentioned above. Excluding this impact personnel expenses decreased by 8.9% year-on-year in 2012 mainly on the back of the increase of company savings related to the restructuring plan in Spain.

•	Other expenses were 7,147 million euros and increased by 6.1% as a consequence of including the 527 million euros write-down in the value of Telefónica’s stake in Telefónica Ireland, due to the slowdown in activities in the prevailing market uncertainty. Excluding this impact, other expenses would have dropped by -1.8% reflecting the higher commercial efficiency delivered by the leaner business model.

OIBDA in Telefónica Europe stood at 10,228 million euros in 2012, up 10.4% year-on-year (9.5% when stripping out exchange rate differences). The 2012 figure includes the 527 million euros write-down of the Group’s stake in Telefónica Ireland, while 2011 OIBDA reflects workforce restructuring expenses in Telefónica Spain in the amount of 2,591 million euros. OIBDA performance is also affected by pressures on revenues (including the impact of lower regulatory interconnection rates), partially offset by costs savings generated from the efficiency initiatives implemented throughout the Group.

Telefónica, S.A.    191

2013 Consolidated Financial Statements

TELEFÓNICA SPAIN

Accesses

Thousands of accesses	2011	2012	2013	%Var 11/12	%Var 12/13
Fixed telephony accesses (1)	12,305.4	11,723.0	11,089.8	(4.7)%	(5.4)%
Naked ADSL	34.4	25.0	22.8	(27.3)%	(9.1)%
Internet and data accesses	5,710.9	5,779.3	5,899.0	1.2%	2.1%
Narrowband	84.4	54.0	38.5	(36.0)%	(28.7)%
Broadband (2)	5,608.6	5,709.3	5,846.8	1.8%	2.4%
Other (3)	17.9	16.0	13.7	(10.5)%	(14.2)%
Mobile accesses	24,174.3	20,608.7	19,002.1	(14.7)%	(7.8)%
Prepay	7,359.4	5,180.5	4,262.7	(29.6)%	(17.7)%
Contract	16,814.9	15,428.2	14,739.3	(8.2)%	(4.5)%
Pay TV	833.2	710.7	672.7	(14.7)%	(5.4)%
WLR (4)	440.6	481.2	525.8	9.2%	9.3%
Unbundled loops	2,881.1	3,262.0	3,787.1	13.2%	16.1%
Shared ULL	205.0	183.5	130.6	(10.5)%	(28.9)%
Full ULL (5)	2,676.1	3,078.5	3,656.5	15.0%	18.8%
Wholesale ADSL	709.6	652.3	676.8	(8.1)%	3.8%
Other (6)	0.6	0.5	0.4	(20.8)%	(23.9)%
Final Clients Accesses	43,023.8	38,821.7	36,663.6	(9.8)%	(5.6)%
Wholesale Accesses	4,031.9	4,396.0	4,990.1	9.0%	13.5%

Total Accesses	47,055.7	43,217.8	41,653.6	(8.2)%	(3.6)%

Note:

•	Mobile accesses of Telefónica Spain include since 2013 accesses of Tuenti and in 2012 this same criteria has been used to reflect the figures.

(1)	Basic Fix Line (including Public Use Telephony) x1, RDSI primary access, Digital Accesses 2/6x30. Includes internal use, VOIP and Naked ADSL.
(2)	ADSL, satellite, fiber optic and broadband circuits.
(3)	Leases of circuits
(4)	Wholesale line rental.
(5)	Includes naked shared loops.
(6)	Wholesale circuits

Telefónica Spain´s 2013 results confirm the slowing of the decline of its business, underpinned by the benefits of the deep transformation process undertaken by the Company, allowing it to strengthen its competitive positioning, maintain its market leadership and improve its financial and commercial performance. Revenues stabilized the pace of year-on-year decline along the year and profitability remained high, amid a very competitive backdrop in which convergence continues to lead market dynamics.

In 2013, the boost in commercial activity must be highlighted, especially in fiber and, during the last period of the year, in pay TV, reflecting the success of the revamped portfolio, which increased value for the customer, improving its offer quality, and of the Christmas campaign to attract new customers with “Movistar TV” (from December 1 to January 31 all customers subscribing to “Movistar Fusión” or an additional mobile line enjoyed the complete “Movistar TV” package free of charge until May 2014).

This improvement in commercial activity due to Christmas campaign has been also reflected in the mobile contract segment, mainly in the portability figures, which have shown a positive trend during the last part of the year, despite the strong competition and the strategy of subsidies elimination followed by the company.

At the end of 2013, “Movistar Fusión” reached 2.9 million customers, and more than one million additional mobile lines, which accounted in the consumer segment for 52% of fixed broadband and 45% of mobile contract customers). Noteworthy once again was the steady improvement in the percentage of new customers and/or customers taking new services, reflecting the positive impact of the convergent offer on the capture of new services. On the other hand, it is worth to mention that “Movistar Fusión” customers’ churn is also lower than the average for the rest of services.

Telefónica, S.A.    192

2013 Consolidated Financial Statements

Fiber customers reach 594 thousand as of December 2013, almost doubling those of 2012 (17% of passed homes, amounting to 3.5 million homes). The Company’s strategic focus on the acceleration of fiber rollout as the key lever to drive differentiation and growth in 2014, is reflected in its target of achieving 7.1 million households passed by the end of the year. Fiber customers have 1.5 times higher ARPU than ADSL customers and a higher level of customer satisfaction and therefore have a lower churn rate (0.5 times).

Results

Millions of euros
Telefónica Spain	2011	2012	2013	% Var 11/12		% Var 12/13
Revenues	17,277	14,996	12,959	(13.2)%		(13.6)%
Wireless business	7,750	6,464	5,121	(16.6)%		(20.8)%
Service revenues	6,550	5,453	4,580	(16.8)%		(16.0)%
Wireline business	10,624	9,541	8,861	(10.2)%		(7.1)%
OIBDA	5,079	6,815	6,340	34.2%		(7.0)%
OIBDA Margin	29.4%	45.4%	48.9%	16.0	p.p.	3.5	p.p.
CapEx	2,912	1,692	1,529	(41.9)%		(9.6)%
OpCF (OIBDA - CapEx)	2,167	5,123	4,811	136.4%		(6.1)%

Note:

Since January 1, 2013 Tuenti is included under the consolidation perimeter of Telefónica Spain. This company had been previously included as “Other companies and eliminations” in the Telefónica Group. The net results of T.Spain, T.Europe and “Other companies and eliminations” in the Telefónica Group have been modified accordingly for 2011 and 2012. The total consolidated net results of the Group remain unchanged as the indicated movement is an intercompany reclassification.

2013 Results

In 2013 revenues stood at 12,959 million euros (-13.6% year-on-year), partly impacted by the sharp drop in revenues from handset sales (-46.4% year-on-year) due to the removal of subsidies in March 2012.

•	Excluding handset sales, revenues in 2013 amounted to 12,417 million euros (-11.2%). Excluding the impact of regulation (interconnection and roaming), these revenues fell 9.6% year-on-year in the year.

•	Revenues from the fixed business fell 7.1% year-on-year in 2013, due to lower access and voice revenues, primarily driven by the loss of accesses, and lower broadband and new service revenues, reflecting the negative performance of broadband ARPU, and affected by the migration of customers to the new tariffs.

•	Mobile revenues fell by 20.8% year-on-year in 2013. Mobile service revenue declined by 16.0% year-on-year in 2013 explained by ARPU decline.

•	Telefónica Spain revenue reduction is mainly due to ARPU reductions across services reflecting lower prices of the renewed portfolio and lower customers consumption, and also, as a consequence of declines in accesses (-4% year-on-year), as a consequence of the high competitive pressure in the market.

2013 ARPU decreased 14.3% year-on-year, impacted by the 60% cut in the mobile termination rate since 1 July, additional to the cuts implemented in April 2013 (-13%) and October 2012 (-8%). The drop in ARPU also reflects lower prices of the new tariff portfolio and lower customer usage. However, it is worth noting that the ARPU of individual services is less representative following the launch of “Movistar Fusión”, as it is affected by the defined allocation of convergent product revenues between the fixed and mobile businesses.

Telefónica Spain	2011	2012	2013	%Var 11/12		%Var 12/13
Traffic (million minutes)	39,909	36,382	34,428	(8.8)%		(5.4)%
ARPU (EUR)	22.9	20.6	17.7	(9.8)%		(14.3)%
Prepay	9.3	8.8	7.3	(5.1)%		(17.8)%
Contract	29.1	24.7	21.0	(15.2)%		(15.0)%
Data ARPU	6.0	6.5	6.8	8.0%		4.4%
% rev. non-SMS over data revenues	74.6%	85.2%	92.1%	10.6	p.p.	7.0	p.p.

Telefónica, S.A.    193

2013 Consolidated Financial Statements

OIBDA stood at 6,340 million euros in 2013, showing a reported year-on-year decline of 7.0%. Excluding the sale of non-strategic tower for 60 million euros in 2012 and 70 million euros in 2013, the OIBDA decreased by 7.2%. The OIBDA decrease is explained by the revenue decrease, partially offset by costs reduction, especially the continued reduction in commercial costs after the handset subsidy removal policy, and other savings arising from several efficiency programs (such as simplification of processes, distribution channel and call centers redefinition, internalization of activities, savings from the restructuring personnel plan and temporary cancelation of the corporate contribution to pension plans).

2012 Results

In 2012, revenues totaled 14,996 million euros (down 13.2% year-on-year), primarily reflecting lower accesses and the lower ARPU across different services in a highly-competitive and adverse macroeconomic environment.

•	Revenues in the fixed line business amounted to 9,541 million euros in 2012, a year-on-year decrease of 10.2%. This reduction was primarily due to lower revenues from traditional accesses (down 9.3% caused by the loss of accesses), a 16.7% decrease in voice services revenues (affected by the growing weight of flat-rate plans and traffic packages) and a 13.8% drop in retail broadband revenues (a 12.2% year-on-year decrease in effective broadband ARPU, affected by customer migration to new rates).

•	Revenues from the mobile business totaled 6,464 million euros in 2012, down 16.6% on the 2011 figure. This reduction reflects a 16.8% drop in mobile service revenues (due to negative trends in ARPU and the reduction in interconnection rates effective as from April and October, and in roaming rates, effective as from July).

•	Mobile data revenues were down 4.6% year-on-year, despite the steady growth in non-SMS revenues (up 8.2% from 2011), accounting for 85% of total data revenues (up 10.6 p.p. year-on-year). The trends in these revenues primarily reflect the lower SMS revenues, the higher weight of fixed-rate data plans, driven in the last quarter by the “Fusion” product, and by the migration of customers with USB modems toward more affordable multi-device options. In addition, data revenues continue to be affected by the shift in the Premium SMS sales strategy in November 2011 (70% year-on-year decrease in Premium SMS revenues in 2012).

•	Mobile traffic dropped 9% from 2011 to 2012, as customers reduced their usage in line with the general contraction of household spending in an adverse macroeconomic environment.

Total ARPU for 2012 was down 9.8% year-on-year. The 2011 ARPU figure is not comparable to 2012 ARPU, as in 2012 it is affected by the disconnection of 2.0 million inactive mobile accesses in the first quarter of 2012. Therefore, in comparable terms, the year on year decrease would have been 14.9%, due to lower usage by customers, lower prices in the new rates portfolio, and reduction in interconnection rates. Voice ARPU decreased 20.0% from 2011 to 2012, while data ARPU fell 0.4%, the latter accounting for 31% of total ARPU. The growth in connectivity revenues, included in data ARPU was not sufficient to completely offset the lower SMS revenues.

OIBDA totaled 6,815 million euros in 2012, compared to 5,079 million euros in the prior year, a 34.2% increase. OIBDA in 2011 was affected by the provision for personnel restructuring made in the third quarter of 2011 (2,591 million euros). Excluding such impact, the year-on-year decrease would be 11.1% due to the year-on-year decrease in revenues, partially offset by the sharp reduction of commercial expenses through the new model eliminating subsidies and also personnel expenses savings as a result of the workforce reduction plan approved in 2011.

UK

Accesses

Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13

Fixed telephony accesses (1) (2)	216.1	377.4	208.2	74.6%	(44.8)%
Internet and data accesses	620.3	560.1	14.8	(9.7)%	(97.4)%
Broadband (3)	620.3	560.1	14.8	(9.7)%	(97.4)%
Mobile accesses	22,167.5	22,864.2	23,649.0	3.1%	3.4%
Pre-Pay	11,227.3	10,962.9	10,764.7	(2.4)%	(1.8)%
Contract	10,940.3	11,901.3	12,884.3	8.8%	8.3%
Final Clients Accesses	23,003.9	23,801.7	23,872.0	3.5%	0.3%
Wholesale Accesses	26.7	40.5	31.6	51.5%	(22.1)%

Total Accesses	23,030.7	23,842.2	23,903.6	3.5%	0.3%

Telefónica, S.A.    194

2013 Consolidated Financial Statements

(1)	Basic Fix Line (including Public Use Telephony) x1, RDSI primary access, Digital Accesses 2/6x30. Includes internal use, VOIP and Naked ADSL.
(2)	In the second quarter of 2013, 209 thousand accesses disconnected after sale of fixed assets in UK
(3)	In the second quarter of 2013, 511 thousand accesses disconnected after sale of fixed assets in UK

In 2013, Telefónica UK’s results were positive. Contract net additions maintained a solid momentum driven by the success of the “Refresh” proposition enabling Telefónica UK to differentiate itself in a highly competitive market. The new “O2 Refresh” tariff launched on April 16 represents a unique commercial focus, offering an innovative value proposal to customers. This tariff aims to strengthen our market positioning, driving forward our strategy focused on data, while eliminating subsidies and improving the mix of distribution channels and offering our customers more flexibility “to change telephones with the same frequency that telephones change”. The “Refresh” tariff could only be contracted in our direct channels (from July 14 available in the on-line channel) and only for high-end handsets. Refresh represents a unique option for our direct channels and a factor that allows for the improvement of the activations mix through our own channels with the aim of improving our commercial efficiency.

Telefónica UK continued working on the deployment of its LTE network, reaching 38% outdoor coverage at the end of 2013, keeping the focus on offering an outstanding network experience and an exclusive content proposition to 4G customers. The first 4G adopters are showing encouraging results in terms of data consumption (up to 2 times higher average data consumption than 3G customers), signaling the positive ARPU uplift opportunity of this technology.

From May 1, Telefónica UK excludes the financial results of its fixed consumer business (35 million euros in revenues and with no relevant OIBDA contribution in January-April 2013).

As a result of the commercial activity , total accesses reached 23.9 million at the end of December 2013 (+0.3% year-on-year) despite the impact from the disposal of the fixed assets (720 thousand accesses: 209 thousand in fixed telephony accesses and 511 thousand in fixed broadband accesses). Total mobile customers grew 3.4% year-on-year to 23.6 million at the end of December driven by the consistent mobile contract customer base growth. The contract mix increased 2 percentage points year-on-year to account for 54% of the mobile base. Contract net additions totaled 983 thousand in 2013 driven by solid gross additions, despite the highly competitive environment. Contract churn improved by 0.1 percentage points to 1.0% due to the management of its customer base. Smartphone penetration (as a percentage of mobile data tariffs over total mobile customers) grew 4 percentage points year-on-year and reached 49% by the end of December.

Results

Millions of euros				% Var 11/12			% Var 12/13
Telefónica UK	2011	2012	2013	€		LC	€		LC
Revenues	6,926	7,042	6,692	1.7%		(5.0)%	(5.0)%		(0.5)%
Service revenues	6,198	6,060	5,461	(2.2)%		(8.6)%	(9.9)%		(5.7)%
OIBDA	1,836	1,601	1,637	(12.8)%		(18.5)%	2.2%		7.0%
OIBDA Margin	26.5%	22.7%	24.5%	(3.8	) p.p.	—	1.7	p.p.	—
CapEx	732	748	1,385	2.2%		(4.5)%	85.3%		94.0%
OpCF (OIBDA - CapEx)	1,104	854	252	(22.7)%		(27.8)%	(70.5)%		(69.1)%

Total revenues stood at 6,692 million euros, down 5.0% year-on-year in reported terms (a year-on-year decline of 0.5%, excluding exchange rate differences) reflecting the already mentioned disposal of the fixed consumer business, as well as the “Refresh” (new commercial model) contribution (+5.8 percentage points to revenue growth 2013). The new commercial model translates into more revenue from handset sales (even where the number of units sold has not increased), since handset sales are fully recognized upfront, instead of the prior model in which accounting is recorded on a monthly basis.

•	Service revenues in 2013 totaled 5,461 million euros and fell 9.9% year-on-year in reported terms (-5.7% excluding the impact of exchange rate differences) negatively impacted by the new commercial model. Excluding the impact of mobile termination rate cuts and roaming regulation, as well as the impact of the new commercial model, mobile service revenues would have decreased 1,3% due to the pressure on ARPU.

Telefónica, S.A.    195

2013 Consolidated Financial Statements

•	Non-SMS data revenues grew 0.8% year-on-year (+5.5% year-on-year excluding exchange rate differences) accounting for 50% of data revenues in 2013 (+3 percentage points year-on-year). The decline of SMS volumes led data revenue to decline 1.2% year-on-year in 2013. In 2013, data revenues account for 53% of mobile service revenues, +2 percentage points higher versus the previous year.

•	ARPU fell 12.9% (-8.8% in 2013 excluding the impact of the exchange rate differences) negatively impacted by the “Refresh” model (higher handset revenues are recorded upfront and a result in lower service revenues). Excluding the impact of regulation, ARPU decrease was 5.5% year-on-year. Voice ARPU fell 17.1% in reported terms (-13.2% excluding exchange rate differences) and fell 8.4%, excluding additionally the effect of regulations. Data ARPU fell 8.8% in reported terms (-4.5% excluding exchange rate differences). Revenues from the “Refresh” model are not recognized as mobile service revenues, and are instead recognized under the line item revenues from hardware sales, for which reason smartphone sales are not reflected in ARPU.

Telefónica UK

	2011	2012	2013	% Var LC 11/12		% Var LC 12/13
Traffic (million minutes)	52,250	48,250	48,479	(7.7)%		0.5%
ARPU (EUR)	23.2	22.5	19.6	(9.3)%		(8.8)%
Prepay	10.3	9.6	7.7	(13.1)%		(16.0)%
Contract	37.1	35.0	29.9	(11.8)%		(10.4)%
Data ARPU	10.5	11.4	10.4	1.5%		(4.5)%
% rev. non-SMS over data revenues	40.5%	46.8%	50.0%	6.3	p.p.	3.2	p.p.

Mobile voice traffic remained practically stable with respect to the previous year.

Company OIBDA stood at 1,637 million euros, representing a year-on-year increase of 2.2% in reported terms, which would have been +7.0% excluding the impact from exchange rate differences. Year-on-year performance was positively affected by the capital gain of 83 million euros from the fixed consumer business disposal offset partially by the negative impact of restructuring expenses (48 million euros). In addition, OIBDA performance reflects the acceleration in the recording of hardware sales from the “Refresh” model, partially mitigated by the negative impact from higher upfront commercial costs of moving volumes towards direct channels.

2012 results

Revenues: Total revenues increased 1.7% year-on-year (or decreased 5.0% when excluding exchange rate differences) to 7,042 million euros. Mobile service revenues totaled 6,060 million euros, a year-on-year decrease of 2.2%. The impact of exchange rates differences accounted for 6.4 p.p. of the variance, so excluding the effect of exchange rate differences, service revenue would have decreased 8.6%. These results were heavily impacted by reductions in interconnection rates and the new roaming rates, which dragged revenue growth by -4 p.p. and also impacted by ARPU trends. Non-SMS data revenue rose 18.4% from 2011 to 2012, underpinned by the higher presence of smartphones and the adoption of segmented data rates. Data revenues were up 2.4% compared to 2011, representing 51% of mobile service revenues (up 6 p.p. year-on-year).

Total ARPU slumped 9.3% year-on-year in local currency, heavily affected by the reduction in interconnection rates, which accounted for 3 p.p. of the decrease and a 7.7% decline in traffic. Voice ARPU fell 18.3% compared to 2011 due to lower interconnection rates, the new regulations on roaming rates, and the rates reduction made to stay competitive in the market. Data ARPU grew by 1.5%, reflecting the success of limited-use data rates offers.

Mobile voice traffic was 7.7% lower than in 2011, primarily due to optimization of usage.

OIBDA totaled 1,601 million euros in 2012, down 12.8% on the 2011 figure (down 18.5% in local currency), primarily as a result of the decreasing service revenue trends (derived from lower ARPU), partially offset by lower interconnection costs as a consequence of termination rate cuts. OIBDA drop is also affected by commercial costs increase in 2012 compared to 2011, especially in the first half of the year in response to the greater commercial activity undertaken in late 2011.

Telefónica, S.A.    196

2013 Consolidated Financial Statements

GERMANY

Accesses

Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13

Fixed telephony accesses (1)	2,055.1	2,249.0	2,124.9	9.4%	(5.5)%
Internet and data accesses	2,922.3	2,678.9	2,516.1	(8.3)%	(6.1)%
Narrowband	334.6	302.6	271.7	(9.6)%	(10.2)%
Broadband	2,587.7	2,376.3	2,244.3	(8.2)%	(5.6)%
Mobile accesses	18,380.1	19,299.9	19,401.0	5.0%	0.5%
Pre-Pay	9,144.5	9,191.3	9,114.9	0.5%	(0.8)%
Contract	9,235.7	10,108.5	10,286.1	9.5%	1.8%
Pay TV (2)	83.3	57.2	—	(31.3)%	n.s.
Final Clients Accesses	23,440.9	24,284.9	24,042.0	3.6%	(1.0)%
Wholesale Accesses	1,042.4	1,087.9	1,125.0	4.4%	3.4%

Total Accesses	24,483.2	25,372.8	25,166.9	3.6%	(0.8)%

(1)	Basic Fix Line (including Public Use Telephony) x1, RDSI primary access, Digital Accesses 2/6x30. Includes internal use, VOIP and naked ADSL.
(2)	In the fourth quarter of 2013, all TV accesses were disconnected

During 2013, the German mobile market remained very dynamic and competitive, with differentiated value propositions across segments, channels and regions and increasing commercial spend.

In 2013 Telefónica Europe’s portfolio was restructured and the Group announced the acquisition of E-Plus by Telefónica Deutschland.

During the year, the Company continued pushing data monetization within its innovative multibrand and data centric strategy. At the same time, the Company continued increasing the density of its mobile data networks while accelerating the deployment of LTE.

The “O2 Blue All-in” tariffs are improving the value of our customer base, where the weighting of customers who opt for higher value offers has increased. This initiative also reinforces customer loyalty and promotes the penetration of smartphones. “O2 Blue All-in” tariffs are mobile data centric tariffs. At the same time, the sale of handsets with LTE technology increased during the year.

As a consequence, the mobile contract customer base grew 1.8% year-on-year, driving mobile accesses to 19.4 million (+0.5% year-on-year). Meanwhile, the contract mix improved 1 percentage point year-on-year to 53%. Smartphone penetration reached 31% at the end of 2013 (+5 percentage points year-on-year), with an encouraging rate of adoption of LTE-enabled handsets. Total net additions amounted 101 thousand in 2013. Mobile contract net adds amounted to 178 thousand in the year. Mobile contract churn reached 1.6% in 2013 (+0.1 p.p. year-on-year). In retail broadband fixed internet accesses amounted to 2.2 million at the end of December (down 6% year-on-year), despite the broad acceptance of the new “O2 DSL All-in” portfolio and the increasing customer demand for speed.

Telefónica, S.A.    197

2013 Consolidated Financial Statements

Results

Millions of euros Telefónica Germany	2011	2012	2013	% Var 11/12		% Var 12/13
Revenues	5,035	5,213	4,914	3.5%		(5.7)%
Wireless Business	3,606	3,845	3,673	6.6%		(4.5)%
Service revenues	2,946	3,152	2,989	7.0%		(5.2)%
Wireline Business	1,426	1,363	1,235	(4.4)%		(9.4)%
OIBDA	1,219	1,351	1,308	10.8%		(3.2)%
OIBDA Margin	24.2%	25.9%	26.6%	1.7	p.p.	0.7	p.p.
CapEx	558	609	666	9.2%		9.4%
OpCF (OIBDA - CapEx)	662	743	642	12.2%		(13.5)%

Revenues totaled 4,914 million euros, down 5.7% year-on-year. This decline is partly attributable to the reduction in termination rates. Excluding this impact, revenues would have fallen 3.5% in 2013, with ongoing headwinds coming from customer base repositioning and the acceleration of declines in SMS revenues. Handset revenues decreased by 1.4% year-on-year in 2013 explained by the increasing share of attractive affordable handsets in the market, including selective bundle offers of selected smartphones with high value mobile data tariffs.

•	Mobile Service revenues stood at 2,989 million euros, a year-over-year decrease of 5.2%. Excluding the impact of the reduction in termination rates, mobile service revenues would have fallen by 1.5% year-on-year in 2013, mainly as a result of the rise in tariff renewals in the customer base and the lower contribution of revenues from incoming SMS traffic, which were not offset by the growth in data revenues. The company continued to monetize its data revenues with an increase in non-P2P SMS data revenue of 21.7% during the year, accounting for 67% of total data revenue (+10 percentage points year-on-year). As a result, mobile data revenues in 2013 increased 3.7% year-on-year to account for 48% of mobile service revenues (+4 percentage points year-on-year).

•	Fixed telephony revenues shrank 9.4% year-on-year, to 1,235 million euros despite the increasing adoption of VDSL. This is mainly the result of the decline in DSL customer base (mitigated by an increasing uptake of VDSL) and a further reduction of revenues from the low margin voice transit business.

ARPU decreased by 7.9% year-on-year, mainly as a result of the reduction in mobile termination rates. Excluding this impact, ARPU declined 4.3% in 2013 on the back of tariff migrations, acceleration of the decrease in SMS volumes and an increasing share of discounted online channel activities, which was partly offset by the increasing demand for mobile data services.

Voice ARPU decreased by 14.9% year-on-year, mainly as a result of the regulatory. Data ARPU grew 0.7% year-on-year, as a result of the increased penetration of mobile broadband and the greater uptake of integrated tariffs by the customer base, despite the negative impact of lower SMS volumes.

Telefónica, S.A.    198

2013 Consolidated Financial Statements

Telefónica Germany

	2011	2012	2013	% Var 11/12		% Var 12/13
Traffic (million minutes)	27,993	29,519	30,152	5.5%		2.1%
ARPU (EUR)	13.6	13.8	12.7	0.9%		(7.9)%
Prepay	5.7	5.5	5.1	(3.0)%		(6.8)%
Contract	21.9	21.5	19.4	(1.6)%		(9.8)%
Data ARPU	5.6	6.2	6.2	9.3%		0.7%
% rev. non-SMS over data revenues	50.4%	56.7%	66.5%	6.3	p.p.	9.8	p.p.

Mobile voice traffic showed year-on-year growth of 2.1%, derived from the growth in the contract customer base.

OIBDA stood at 1,308 million euros, registering a decline of 3.2% due to the decrease in mobile service revenues and higher commercial investments and specific hardware promotions to high value tariffs which more than offset capital gains obtained from the sale of assets for the amount of 76 million euros (46 million euros of fiber assets and 30 million euros of its hosting business Telefónica Online Services).

2012 results

Total revenues rose 3.5% year-on-year to 5,213 million euros, primarily due to strong mobile revenues. Mobile services revenues increased by 7.0% year-on-year in 2012, drawing from the expanded contract customer base and the success of limited-use data rates. As a result, the 30.7% year-on-year growth in non-PAP SMS data revenues continued to drive total data revenues. Mobile data revenues were up 16.1% compared to 2011, representing 44% of mobile service revenues (up 3 p.p. year-on-year).

Revenue from the fixed line service fell 4.4% from 2011 to 2012, due mainly to the decrease in fixed broadband accesses.

Total ARPU was up 0.9% in the year. Voice ARPU decreased 5% year-on-year; however, this decrease was offset by the strong data ARPU (up 9.3% compared to 2011), drawing from the greater share in mobile broadband and the increased adoption of integrated rates among the customer base.

Mobile voice traffic rose 5.5% over the course of the year, underpinned by growth in the contract customer base.

OIBDA rose 10.8% to 1,351 million euros, as a consequence of growth in mobile service revenues boosted by data revenue growth, combined with cost control as total operating expenses are nearly flat year-on-year. Supplies grow driven by increase in handset costs (higher commercial activity) and mobile interconnection expenses, personnel expenses increase due to general increase in salaries, and network costs also increase, partially offset by other expenses decrease with savings in administration expenses, bad debts and advertising costs.

Telefónica, S.A.    199

2013 Consolidated Financial Statements

CZECH REPUBLIC AND SLOVAKIA

Accesses

Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13
Telefónica Czech Republic
Fixed telephony accesses (1)	1,581.9	1,499.9	1,389.3	(5.2)%	(7.4)%
Naked ADSL	237.4	285.9	324.9	20.4%	13.7%
VoIP	52.1	76.7	86.4	47.2%	12.7%
Internet and data accesses	970.6	1,016.1	985.0	4.7%	(3.1)%
Narrowband	100.7	87.6	75.1	(13.1)%	(14.3)%
Broadband	839.6	899.4	882.9	7.1%	(1.8)%
Other	30.3	29.1	27.1	(4.0)%	(6.8)%
Mobile accesses	4,941.7	5,082.9	5,101.5	2.9%	0.4%
Pre-Pay	1,892.4	1,891.1	1,866.1	(0.1)%	(1.3)%
Contract (2)	3,049.3	3,191.7	3,235.4	4.7%	1.4%
Pay TV	135.6	141.4	156.0	4.3%	10.3%
Final Clients Accesses	7,629.8	7,740.3	7,631.8	1.4%	(1.4)%
Wholesale Accesses	144.1	159.9	170.4	11.0%	6.6%

Total Accesses	7,773.9	7,900.1	7,802.2	1.6%	(1.2)%

(1)	Basic Fix Line (including Public Use Telephony) x1, RDSI primary access, Digital Accesses 2/6x30. Includes internal use, VOIP and Naked ADSL.
(2)	In the first quarter of 2013 114 thousand inactive customers were disconnected.

Accesses

Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13
Telefónica Slovakia
Mobile accesses	1,164.1	1,354.2	1,539.5	16.3%	13.7%
Pre-Pay	666.1	694.9	765.6	4.3%	10.2%
Contract	498.0	659.3	773.9	32.4%	17.4%

Total Accesses	1,164.1	1,354.2	1,539.5	16.3%	13.7%

In 2013, Telefónica Czech Republic launched the “Free” and “Vario” tariffs, a new tariff portfolio, which includes unlimited on net calls and SMS and a higher data focus, in response to customer demand for a simpler and transparent offer. Furthermore, these tariffs are supporting the company´s simplification process by completely eliminating handset subsidy.

Along 2013, Telefónica Europe’s portfolio was restructured through the sale of operations in the Czech Republic, which was closed in January 2014 after obtaining regulatory approval.

Telefónica Czech Republic and Telefónica Slovakia participated in auctions of 4G spectrum in the last quarter of 2013, acquiring the frequencies needed to rollout its next generation LTE network. As a result, Telefónica Czech Republic acquired 2 blocks in the 800 MHz bandwidth and subsequently acquired 3 blocks in the 1800 MHz bandwidth and 4 blocks in the 2600 MHz bandwidth. The total amount paid for these frequencies was 108 million euros. Telefónica Slovakia acquired frequencies in the 800 MHz and 1800 MHz bandwidths, in order to permit the company to construct a high-speed and quality LTE network, for 40 million euros.

Accesses in the Czech Republic declined 1.2% year-on-year in 2013 due to the declines in fixed telephony accesses. The mobile customer base stood at 5.1 million accesses at the end of the year, up 0.4% year-on-year, driven by the rise in contract customers (1.4% despite the disconnection of 114 thousand inactive contract mobile customers in the first quarter of 2013 in Czech Republic), which now represent 63% of the total (+1 percentage points year-on-year). In Slovakia, the growth in accesses continued, especially in the contract segment due to the success of the tariffs focused on high value customers.

Smartphone penetration grew 11 p.p. year-on-year, to reach 25% at the end of 2013.

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The highlights of operating performance in the fixed telephony businesses are as follows:

•	Retail broadband accesses amounted to 883 million, year-on-year decrease of 1.8% (net annual loss of 16.6 thousand accesses). VDSL continued its positive trend, and 362 thousand clients have already subscribed to this service, representing 39% of the xDSL customer base.

•	Pay TV accesses stood at 156 thousand at the end of 2013, a year-on-year increase of 10.3%, evidencing the success of the new O2 TV proposal leveraged on the new IPTV platform.

Results

Millions of euros				% Var 11/12			% Var 12/13
Telefónica Czech Republic	2011	2012	2013	€		LC	€		LC
Revenues	2,130	2,010	1,818	(5.7)%		(3.7)%	(9.5)%		(6.8)%
Wireless Business	1,211	1,159	1,038	(4.3)%		(2.5)%	(10.4)%		(8.0)%
Service revenues	1,145	1,097	960	(4.2)%		(2.4)%	(12.5)%		(10.1)%
Wireline Business	919	851	780	(7.4)%		(5.4)%	(8.3)%		(5.2)%
OIBDA	931	832	754	(10.6)%		(8.7)%	(9.4)%		(6.6)%
OIBDA Margin	43.7%	41.4%	41.5%	(2.3	) p.p.	—	0.1	p.p.	—
CapEx	229	248	218	8.6%		10.4%	(12.1)%		(9.4)%
OpCF (OIBDA - CapEx)	702	584	536	(16.9)%		(15.0)%	(8.3)%		(5.5)%

2013 Results

Czech Republic and Slovakia revenues stood at 1,818 million euros, falling 9.5% year-on-year in reported terms and 6.8% year-on-year in local currency. Mobile service revenue totaled 960 million euros (-12.5% year-on-year in reported terms and -10.1% year-on-year in local currency) mainly reflecting the weaker consumption in all segments and the cuts to the mobile termination rates (which contributed 6.5 percentage points to the year-on-year drop). Excluding these cuts, the decline in mobile service revenues was 3.6% year-on-year.

•	In Slovakia, mobile service revenues showed solid growth (+5.5% year-on-year) and reached 190 million euros.

•	Fixed telephony revenues totaled 780 million euros (-5.2% year-on-year), mainly due to the pressure on fixed ARPUs and IT revenues.

OIBDA declined 9.4% year-on-year in reported terms and 6.6% year-on-year in local currency to 754 million euros. Revenue performance was the main reason for this decline, since efficiency measures for costs were already in place, both in commercial areas and non-commercial areas, with personnel costs (excluding restructuring costs) undergoing a significant decrease due to the reduction in the headcount. In 2013, the Company also recorded a non-recurrent gain from the compensation from T-Mobile for Telefónica´s contribution to network sharing partnership of 25 million euros.

2012 results

Revenues in the Czech Republic and Slovakia amounted to 2,010 million euros, for a year-on-year decrease of 3.7% in local currency. Mobile service revenues amounted to 1,097 million euros (down 2.4% year-on-year, in local currency), primarily reflecting weaker consumption across all segments and the lower mobile interconnection rates (which accounted for 3.4 p.p. of the year-on-year decline). When stripping out the impact of these rates cuts, mobile service revenues rose 1.0% from 2011 to 2012.

•	In Slovakia, service revenues continued to show a solid growth (+8.1% year-on-year) and reach 208 million euros.

•	Fixed line telephone revenues totaled 851 million euros (a 5.4% decrease from 2011), primarily due to pressures on fixed ARPU.

OIBDA totaled 832 million euros, down 8.7% on 2011 in local currency. Pressure on revenues is the main reason for this drop, as operating costs are nearly flat year on year despite customer base growth and expansion of business activities. Efficiency measures have been implemented in both commercial and non-commercial areas of its operations, with personnel expenses declining significantly as a consequence of headcount reduction (excluding restructuring costs).

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Definitions

Below are definitions of certain technical terms used in this Management Report:

•	“Access” refers to a connection to any of the telecommunications services offered by us. Because a single fixed customer may contract for multiple services, we count the number of accesses, or services a customer has contracted for. For example, a customer that has fixed line telephony service and broadband service represents two accesses rather than one.

•	Fixed telephony accesses: includes public switched telephone network, or PSTN, lines (including public use telephony), and integrated services digital network, or ISDN, lines and circuits. For purposes of calculating our number of fixed line accesses, we multiply our lines in service as follows: PSTN (x1); basic ISDN (x1); primary ISDN (x30, x20 or x10); 2/6 digital accesses (x30).

•	Internet and data accesses: includes retail broadband accesses (retail asymmetrical digital subscriber line “ADSL,” very high bit-rate digital subscriber line “VDSL”, satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (internet service through the PSTN lines) and other accesses, including the remaining non-broadband final client circuits. “Naked ADSL” allows customers to subscribe for a broadband connection without a monthly fixed line fee.

•	Pay TV: includes cable TV, direct to home satellite TV, or DTH, Internet Protocol TV, or IPTV.

•	Mobile accesses: we count each active SIM as an access regardless of the number of services contracted through the SIM. Includes accesses to mobile network for voice and/or data services (including connectivity). Mobile accesses are categorized into contract and prepay accesses.

•	Mobile broadband includes Mobile Internet (internet access from devices also used to make voice calls e.g. smartphones-), and Mobile Connectivity (internet access from devices that complement fixed broadband, such as PC Cards/dongles, which enable large amounts of data to be downloaded on the move).

•	Unbundled/shared local loop, or ULL: includes accesses to both ends of the copper local loop leased to other operators to provide voice and DSL services (fully unbundled loop, fully UL) or only DSL service (shared unbundled loop, “shared UL”).

•	“ARPU” is the average revenues per user per month. ARPU is calculated by dividing total gross service revenues (excluding inbound roaming in revenues) from sales to customers for the preceding 12 months by the weighted average number of accesses for the same period, and then divided by 12 months.

•	“Data ARPU” is the average data revenues per user per month. ARPU is calculated by dividing total data revenues (SMS, MMS and other data revenues like mobile connectivity and mobile internet, etc.) from sales to customers for the preceding 12 months by the weighted average number of accesses for the same period, and then divided by 12 months.

•	“CDMA” means Code Division Multiple Access, which is a type of radio communication technology.

•	“Cloud computing” is the delivery of computing as a service rather than a product, whereby shared resources, software, and information are provided to computers and other devices as a utility over a network (typically the Internet).

•	“Commercial activity” includes the addition of new lines, replacement of handsets and migrations.

•	“Churn” is the percentage of average customers disconnected over a period of time.

•	“Data traffic” includes all the traffic related to internet access service, related to messaging service (SMS, MMS) and to connectivity service that is transported by the company’s networks and that generates data revenue.

•	“Data revenues” includes revenues from SMS, MMS and other data services like mobile connectivity and mobile internet, etc. consumed by the customer.

•	“Digital Dividend” refers to the amount of spectrum that will be freed up in the switchover from analogue to digital terrestrial TV.

•	“Final client accesses” means accesses provided to residential and corporate clients.

•	“FTTx” is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the metal local loop typically used for the last mile of telecommunications wiring.

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•	“Gross adds” means the gross increase in the customer base measured in terms of accesses in a period.

•	“HSPA”/“HSDPA” means High Speed Downlink Packet Accesses, which is a 3G mobile telephony communications protocol in the High-Speed Packet Access (HSPA) family, which allows networks based on UMTS to have higher data transfers speeds and capacity.

•	“HDTV” or high definition TV has at least double resolution than SDTV, being able to show higher level of details compared to an analogic TV or to a common DVD.

•	“Interconnection revenues” means revenues received from other operators which use our networks to connect to our customers.

•	“Market share” is the percentage of final accesses or revenues of one operator compared to the total market in its operating area.

•	“ISP” means Internet service provider.

•	“IT”, or information technology, is the acquisition, processing, storage and dissemination of vocal, pictorial, textual and numerical information by a microelectronics-based combination of computing and telecommunications.

•	“Local loop” means the physical circuit connecting the network termination point at the subscriber’s premises to the main distribution frame or equivalent facility in the fixed public telephone network.

•	“LTE” means Long Term Evolution, a 4G mobile access technology.

•	“M2M”, or machine to machine, refers to technologies that allow both mobile and wired systems to communicate with other devices of the same ability.

•	“MTR” means mobile termination rate, which is the charge per minute or SMS paid by a telecommunications network operator when a customer makes a call to another network operator.

•	“MVNO” means mobile virtual network operator, which is a mobile operator that is not entitled to use spectrum for the provision of mobile services. Consequently, an MVNO must subscribe to an access agreement with a mobile network operator in order to provide mobile access to their customers. An MVNO pays such mobile network operator for using the infrastructure to facilitate coverage to their customers.

•	“Net adds” means the difference between the customer base measured in terms of accesses at the end of the period and the beginning of the period.

•	“Non SMS data revenues” means data revenues excluding SMS revenues.

•	“OTT services” or “over the top services” means services provided through the Internet (such as television).

•	“P2P SMS” means person to person short messaging service (usually sent by mobile customers).

•	“Revenues” means net sales and revenues from rendering of services.

•	“Service revenues” means revenues less revenues from handset sales. Service revenues are related mainly with telecommunication services, especially voice and data services consumed by our customers.

•	“SIM” means subscriber identity module, a removable intelligent card used in mobile handsets, USB modems, etc. to identify the user in the network.

•	“Voice Traffic” means voice minutes used by our customers over a given period, both outbound and inbound.

•	“UMTS” means Universal Mobile Telecommunications System.

•	“VoIP” means voice over Internet protocol.

•	“Wholesale accesses” means accesses we provide to our competitors, who then sell services over such accesses to their residential and corporate clients.

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Services and products

Mobile business

Telefónica offers a wide variety of mobile and related services and products to personal and business customers. Although they vary from country to country, our principal services and products are as follows:

•	Mobile voice services: Our principal service in all of our markets is mobile voice telephony.

•	Value added services: Customers in most of the markets have access to a range of enhanced mobile calling features, including voice mail, call hold, call waiting, call forwarding and three-way calling.

•	Mobile data and Internet services: Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allow customers to send messages with images, photographs, sound recordings and video recordings. Customers may also receive selected information, such as news, sports scores and stock quotes. We also provide mobile broadband connectivity and Internet access. Through mobile Internet access, customers are able to send and receive e-mail, browse the Internet, download games, purchase goods and services in m-commerce transactions and use our other data and software services.

•	Wholesale services: Telefónica has signed network usage agreements with several MVNOs in different countries.

•	Corporate services: Telefónica provides business solutions, including mobile infrastructure in offices, private networking and portals for corporate customers that provide flexible online billing.

•	Roaming: Roaming agreements allow Telefónica customers to use their mobile handsets when they are outside their service territories, including on an international basis.

•	Fixed wireless. Telefónica provides fixed voice telephony services through mobile networks in Brazil, Venezuela, Argentina, Peru, Mexico, Ecuador, El Salvador, Guatemala and Nicaragua.

•	Trunking and paging: Telefónica provides digital mobile services for closed user groups of clients and paging services in Spain and most operations in Latam.

Fixed business

The principal services Telefónica offers in its fixed businesses in Europe and Latin America are:

•	Traditional fixed telecommunication services: Telefónica’s principal traditional fixed telecommunication services include PSTN lines; ISDN accesses; public telephone services; local, domestic and international long-distance and fixed-to-mobile communications services; corporate communications services; supplementary value added services (including call waiting, call forwarding, voice and text messaging, advanced voicemail services and conference-call facilities); video telephony; business oriented value-added services; intelligent network services; leasing and sale of handset equipment; and telephony information services.

•	Internet and broadband multimedia services: the principal Internet and broadband multimedia services include Internet service provider service; portal and network services; retail and wholesale broadband access through ADSL, naked ADSL (broadband connection without the monthly fixed line fee); narrowband switched access to Internet for universal service, and other technologies. Telefónica also offers high-speed Internet services through fiber to the home (FTTH) in certain markets (primarily Spain, Brazil and Chile) and VDSL-based services (primarily Spain, Czech Republic and Germany). We also offer VoIP services in some markets.

•	Data and business-solutions services: the data and business-solutions services principally include leased lines; virtual private network, or VPN, services; fiber optics services; the provision of hosting and application, or ASP, service, including web hosting, managed hosting, content delivery and application, and security services; outsourcing and consultancy services, including network management, or CGP; and desktop services and system integration and professional services.

•	Wholesale services for telecommunication operators: the wholesale services for telecommunication operators principally include domestic interconnection services; international wholesale services; leased lines for other operators’ network deployment; and local loop leasing under the unbundled local loop regulation framework). It also includes bit stream services, bit stream naked, wholesale line rental accesses and leased ducts for other operators’ fiber deployment.

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Digital services

The main highlights in services developed by Telefónica Digital in 2013 are:

•	Video/TV services: IPTV services (internet protocol), over-the-top network television services, and cable and satellite TV. In certain markets, advanced pay TV services are offered, such as high-definition TV (HDTV), Multiroom (allowing clients to watch different TV channels in different rooms) and Digital Video Recording (DVR).

•	M2M that includes both M2M connectivity services and end-to-end products in different countries. Especially noteworthy is the significant success of in-house developments, as the smart M2M solution, which enables smart meter communications services.

•	e-Health services or telecare, that allows tele-assistance through connectivity services to chronic patients and other eHealth services.

•	Financial services and other payment services: allow customers to make transfers, payments and mobile recharges among other transactions through prepay accounts or bank accounts.

•	Security services: such as “Latch” which allows consumers to remotely “switch their digital services on and off”.

•	Cloud computing services, such as the Instant Servers services, Telefónica’s new global public cloud service for corporate clients. This entails high-performance virtual servers that are optimized for mobile and corporate applications (both fixed and mobile).

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Share price performance

The main European markets were up in 2013 (EStoxx-50: +17.9%) for the first time in three consecutive years, off the back of fewer concerns about the eurozone crisis, greater confidence among investors in the efforts being made by periphery states to cut their debt levels, and how the US has managed its stimulus packages. The DAX outperformed the rest of Europe climbing 25.5%, followed by the Ibex-35 (+21.4%), the CAC-40 (+18.0%), the FTSEMIB (+16.6%) and the FTSE-100 (+14.4%).

The Spanish ten-year bond yield closed 2013 at 4.1% (5.2% in 2012), while the risk premium steadily fell over the year to 218.3 basis points at year end (388.7 basis points at year-end 2012).

Against this backdrop, Telefónica shares rose by 16.1% to 11.84 euros per share at year-end 2013. Meanwhile, the European sector benchmark index (DJ Stoxx 600 Telecommunications) rebounded by 32.1%, outperforming the market in general thanks to a rise in corporate actions in the telecommunications sector, expectations about the sector’s consolidation and a more favourable regulatory environment, and a re-rating of the sector due to a widening of the EV/EBITDA multiple. It is noteworthy that the operators enjoying the greatest upticks in share price were those directly or indirectly affected by corporate actions: BT (+64.2%); Vodafone (+53.4%); Deutsche Telekom (+44.6%); Telenor (+28.9%); Orange (+7.9%); Telecom Italia (+5.6%); KPN (+4.0%) and Telefónica Deutschland (+3.9%). In contrast, PT shares slumped by 15.7%.

The total return on Telefónica shares in 2013 was 19.6% (including the dividends distributed throughout 2013), compared to a negative performance over the last three years (-17.8% in 2012; -12.1% in 2011; -6.4% in 2010).

At the 2013 year end, Telefónica featured among the world’s ten largest telecommunications company by market cap (53,861 million euros vs. 46.375 million euros in 2012).

Daily trading volume in Telefónica shares on Spain’s continuous market was 35.8 million shares in 2013 (42.9 million shares in 2012).

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Research, Development and Innovation

Telefónica remains firmly committed to technological innovation as an essential tool for achieving competitive advantages, anticipating market trends and differentiating its products. By introducing new technologies and developing new products and business processes, we seek to become a more effective, efficient and customer-oriented Group.

Telefónica has developed an open innovation model for the management of technological innovation to boost the application of technical research in the development of new commercial products and services. Telefónica focuses on certain applied research and development (R&D) priorities that are aligned with its strategy. Open innovation initiatives driving this model include the creation of a venture capital fund and involvement in business collaboration forums, among others. The model also promotes the use of knowledge developed at technology centers, universities and start-ups, among other sources, and encourages innovation in conjunction with other agents (e.g. customers, universities, public administrations, suppliers, content providers and other companies), making them “technological partners.” Telefónica believes it cannot rely solely on acquired technology to differentiate its products from those of its competitors and to improve its market positioning. It is also important to encourage R&D initiatives in an effort to achieve this differentiation and make inroads in other innovation activities. The Group’s R&D policy is geared towards:

•	developing new products and services in order to win market share;

•	boosting customer loyalty;

•	increasing revenue;

•	enhancing innovation management;

•	improving business practices;

•	increasing the quality of infrastructure services to improve customer service and reduce costs;

•	promoting global products;

•	supporting open innovation; and

•	creating value from the technology generated.

In 2013, the technological innovation projects undertaken focused on sustainable innovation, process efficiency, creation of new revenue streams, customer satisfaction, consolidation of operations in new markets and technological leadership.

Technical innovation activities are a key part of Telefónica’s strategy of creating value through latest-generation network communications and services.

In 2013, projects were undertaken to promote greater access to information technology, new services focused on new internet business models, advanced user interfaces, TV distribution, multimedia content and other broadband services. These initiatives, among others, were undertaken based on our objective of rapidly identifying emerging technologies that could have a relevant impact on our businesses and pilot testing these technologies in new services, applications and platform prototypes.

Most of our R&D activities are carried out by Telefónica Investigación y Desarrollo, S.A.U. (Telefónica I+D), a wholly-owned subsidiary, which works mainly for the lines of business. In its operations, Telefónica I+D receives the assistance of other companies and universities. Telefónica I+D’s mission is centered on enhancing the Company’s competitive positioning by leveraging technological innovation and product development. Telefónica I+D undertakes experimental and applied research and new product development with the overriding goal of broadening the range of services offered and reducing operating costs.

Telefónica I+D’s technological innovation activities focus on certain areas:

Telefónica I+D’s works on new networks, primarily in collaboration with Telefónica’s Global Resources team. These activities are related with radio access technologies and fiber; network virtualization technologies, in line with the technology trend known as software defined networks (SDN); and network optimization and zero touch developments making networks more flexible and moldable and able to adapt dynamically to new digital consumer and service requirements.

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R&D activities to develop new products and services are conducted as part of Telefónica Digital’s strategy. Indeed, Telefónica I+D has been the origin of many activities and products of Telefónica Digital. These activities include the following:

•	Natural P2P communication of the future, using the Internet, Web 2.0 and smartphones.

•	Video and multimedia services (combining text, audio, images and video) offering a user experience in all connected devices.

•	Advanced solutions in emerging ITC businesses such as cloud computing, security, financial services or e-health.

•	M2M (machine-to-machine) service management associated with energy efficiency and mobility and with the Internet of Things and their adoption in the urban and industrial scenario, and as a service creation enabler.

•	Making use of user communication profiles to exploit opportunities to operate different products and business models (marketing campaigns, target marketing, contextual services, churn reduction, cross-selling, etc.)

Telefónica I+D’s also boasts scientific work groups with a more medium- to long-term focus and aim to look into opportunities relating to new networks and services and solutions to the technological challenges that arise.

At December 31, 2013, Telefónica I+D had 689 employees (667 employees in 2012).

Total I+D expense in the Group for 2013 amounted to 1,046 million euros, down 2.4% from the 1,071 million euros incurred in 2012 (983 million euros in 2011). This expense represents 1.8%, 1.7% and 1.6% of the Group’s consolidated revenue for 2013, 2012 and 2011, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development (OECD).

In 2013, Telefónica registered 82 patents (87 patents in 2012), 70 of which were registered with the Spanish Patent and Trademark Office and (OEPM for its initials in Spanish) and 12 with the United States Patent and Trademark Office (USPTO). Of the patents pending with the OEPM, 57 European (EP) applications, and 13 international (PCT) applications.

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Human Resources

Social objectives and policies

At Telefónica people are important and are the core of the business, representing one of the Group’s greatest assets. The aim is to build capacities in people, the culture and the organisation in order to become a Digital Telco.

Our vision is based on three main pillars:

•	To construct and develop people’s capacity and ensure the company’s diversity strategy in its recruiting, empowering the best professionals and future leaders.

•	To accelerate the transformation of Telefónica, raising awareness regarding the necessity and urgency of this transformation.

•	To encourage the productivity of employees with a headcount that is more adapted to the business and ensures the correct management of the company’s simplification process.

Telefónica faces a great transformation in order to continue as a leader in the new digital environment. Therefore, human resources policies have been rolled out to create a work environment in which each professional contributes the best they have to offer. As a result of these policies, in the Global Climate and Commitment index that was carried out in the final months of the year, Telefónica reached 77.7%, with a participation percentage of 77.9% of the people invited. Among the aspects where Telefónica made the greatest progress, we would highlight the leadership of employees’ immediate managers and the pride of belonging to the group.

Employee training

Telefónica employees have access to a wide range of training options thanks to the opportunities that the Company makes available to all its professionals. These opportunities are structured using different tools, through both on-site training and online training via the a+ platform.

The Universitas Telefónica campus is the nexus where Telefónica’s culture and values flourish. In 2013 the number of employees receiving training through this channel increased over 60% with respect to the previous year. The strategic programmes, events, as well as the “off-shore Universitas” that involve on-site training in places away from the campus, have increased.

The Social Learning model with the A+ platform has consolidated, with over 47,000 students and over 380,000 accesses in the corporate schools, doubling the number of students who benefited from its educational initiatives the previous year.

Furthermore, in July 2013, the Spanish School was launched, with over 13,800 students and over 23,200 accesses up to December 31, 2013.

In 2013, over 460,320 training initiatives were carried out that totaled over 1,300,000 hours of training. For the company, managing knowledge is a priority. In 2013, the total cost of training in the group amounted to over 39 million dollars.

Equality in Diversity at Telefónica

Diversity is a key value at Telefónica. The work of men and women of different nationalities, cultures, ethnic groups, histories, generations and abilities make the Group’s growth possible. The company makes an effort to offer employees the same opportunities, without losing sight of the fact that each worker is unique. Telefónica believes that equality opens the way for enrichment and professional development, something that positively impacts innovation and efficiency and, therefore increases the quality of the services provided to customers.

In regard to the total headcount, the number of employees of Telefónica at December 31, 2013 was 126,730. Of this number, 48,513 were females (38.2% of the total), and 78,217 were men (61.8% of the total).

Telefónica had a total of 1,254 senior managers in 2013. The number of females in this cohort increased 1.6% with respect to 2012, as a result of the company’s initiatives to promote the exchange of good practices and experiences with respect to equal opportunity and the diversity policies applied by the group. Furthermore, Telefónica has a Women in Leadership programme that seeks to establish a solid network of female leaders that extends throughout Telefónica’s European companies. These initiatives seek to promote female talent among the leaders in the sector.

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Correctly managing diversity has a positive impact on the company’s culture, and therefore on its results. This is why Telefónica has an extremely diverse team comprising over 100 different nationalities spread over five continents, to ensure the leadership of the Group in the new digital environment.

Telefónica is committed to society and makes important investments in innovation related to social innovation and initiatives in favour of the disabled. Among other initiatives, we would highlight the “Telefónica Ability Awards” which recognise the companies or institutions that have incorporated the disabled into their value chains, and developed sustainable business models that integrate solutions, products, and services that meet the needs of disabled people and promote their incorporation into society.

Occupational health and safety

One of Telefónica’s priorities is to offer its staff the best possible working conditions at their place of work or when they are on the move.

As per its Business Principles, Telefónica ensures staff work in a safe environment. Appropriate mechanisms are therefore in place to avoid workplace accidents, injuries and illness associated with professional activities by fully complying with prevailing regulations, implementing safe working procedures, providing training and managing occupational risks.

The Occupational Risk Management System ensures worker health and safety is at the heart of all Telefónica’s processes and services; offering an end-to-end model for rolling out joint action, procedures and policies. This system enables Telefónica to identify and disseminate practices that are proven to have an impact on staff welfare and therefore on reducing accident rates.

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Environment

Objectives and policies related to environmental management and the control of environmental risks.

Telefónica has an integrated Green ICT and Environmental strategy, with three converging objectives. The first is focused on the management of environmental risks, the second on the promotion of internal eco-efficiency, and the third on taking advantage of business opportunities, to provide integrated telecommunications services that promote a low carbon economy.

The Group maintains an Environmental Policy applicable to all the companies and a Global Environmental Management System that ensures compliance with local environmental legislation and continually improves management processes. Our business operations are not by nature particularly harmful to the environment, but we have a massive geographical deployment which makes it essential that environmental management is based on standardised procedures.

Currently over 60% of the Group companies, which represent 70% of global billing, have Environmental Management Systems in accordance with ISO 14001 and certified by an external entity.

Guidelines

Telefónica’s activities are regulated, in environmental matters, by local laws, especially in activities related to our network infrastructure. These activities entail obtaining environmental permits for operations, waste management, noise control, and the monitoring of electromagnetic fields.

In addition, Telefónica extended its environmental control over suppliers and contractors to ensure correct environmental management. To this end, in addition to incorporating environmental clauses in all the contracts, environmental educational initiatives are carried out, along with audits to monitor the supply chain.

Main initiatives aimed at improving environmental quality and management results

Among the main initiatives carried out by the Group to effectively manage the environmental aspects of its operations, is the optimal selection of sites for the rollout of the network, promoting the sharing of infrastructure with other operators – over 30,000 sites in 2013, and the development of technical evaluations to reduce the visual impact of antennas.

The waste generated during the construction and maintenance of the network, is managed by qualified managers, in compliance with environmental legislation and prioritising the following points in order set out below: reduction, reuse and recycle. On average, the waste management processes for reusing and recycling generate revenues for the company of around 80 million euros annually.

The Telefónica Climate Change and Energy Efficiency Office is responsible for the energy efficiency processes and the reduction of the carbon footprint. 85% of the Group’s CO2 emissions come from the networks, for which reason Telefónica has a structured corporate governance model and an energy manager in each country to ensure the correct management of energy and carbon. Telefónica has corporate objectives for the reduction of energy and emissions. 30% of electricity consumption in the network in 2015 and 30% of the CO2 in 2020; both for customer equivalent access.

Consequently, the Group’s employees are a fundamental pillar in the company’s environmental performance, and therefore the different companies develop specific training programmes and initiatives to raise awareness.

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2013 Consolidated Financial Statements

Liquidity and Capital Resources

Financing

In 2013, Telefónica’s financing activity was intense, executing operations through bond and loan markets for an amount over 12,000 million equivalent euros. The financing activity was mainly focused on refinancing in advance debt maturing in 2014 and beyond and on smoothing the debt maturity profile at the Holding level for the following years while strengthening the liquidity position. Therefore, as of December 31st, the Company has an adequate liquidity position to meet its upcoming debt maturities.

The main financing transactions carried out in the bond market in 2013 are as follows:

				Nominal (millions)
Item	Date	Maturity Date		Currency	Euros (1)	Currency of issuance	Coupon
EMTN Bonds	01/22/13	01/23/23		1,500	1,500	EUR	3.9870%
	03/27/13	03/26/21	(2)	1,000	1,000	EUR	3.9610%
	05/29/13	05/29/19		750	750	EUR	2.7360%
	10/23/13	10/23/20		225	183	CHF	2.5950%
SHELF Bonds	04/29/13	04/27/18		1,250	906	USD	3.1920%
	04/29/13	04/27/23		750	544	USD	4.5700%
Telefónica Emisiones, S.A.U.
Debentures	04/30/13	04/25/18		1,300	402	BRL	CDI + 0.68%
Debentures (repactuaçao)	10/15/13	10/15/15		640	198	BRL	106.8	% CDI
Telefónica Brasil, S.A.
Bonos	10/16/13	10/04/23		3	97	UFC	UF + 3.75%
Telefónica Móviles Chile, S.A.
Bonos	11/22/13	11/22/18		600	600	EUR	1.8750%
O2 Telefónica Deutschland Finanzierungs, GmbH

(1)	Exchange rate as at December 31, 2013.
(2)	Issue linked to an exchange of two Telefónica Emisiones’ euro bonds with maturity in 2015 and 2016 amounting to 605 million euros.

The main financing transactions carried out in the bank market in 2013 are as follows:

Item	Limit	Currency	Outstanding balance (millions of euros)	Arrangement Date	Maturity date
Vendor Financing (2)	1,001	USD	336	02/22/13	01/31/23
Syndicated loan Tranche A2A (FSF) (1)	700	EUR	—	02/22/13	02/22/17
Syndicated loan Tranche A2B (FSF) (1)	700	EUR	—	02/22/13	02/22/18
ECAs structured facility (2)	734	USD	—	08/01/13	08/01/23

(1)	1,400 million euros under Tranche A2 were refinanced with forward start facilities dated 02/22/2013 (available from 07/28/2014).
(2)	Facilities with amortization schedule.

Availability of funds

At December 31, 2013, funds available to the Company, which include cash and cash equivalents and undrawn lines of credit, totaled 23,174 million euros.

Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company’s debt levels, and on capital management is provided in Notes 12, 13 and 16 to the consolidated financial statements.

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2013 Consolidated Financial Statements

Contractual commitments

Note 18 to the consolidated financial statements provides information on firm commitments giving rise to future cash outflows and associated with purchases and services received in relation to the Company’s principal activity, and any operating leases for buildings and assets related to the Company’s activity, primarily.

Credit risk management

The Telefónica Group considers credit risk managing commercial as a key element to achieve its sustainable business and customer base growth targets in a manner that is consistent with Telefónica Corporate Risk Management Policy.

This management approach relies on the continuous monitoring of the risk assumed and the resources necessary to optimize the risk-reward balance to grant the adequate separation between the risk ownership areas and risk management areas. Customer-financing products and those debtors that could cause a material impact on the Group’s financial statements are subject to specific management practices to mitigate exposure to credit risk, according to the segment and risk profile of the customer (which include, particularly in the case of distributors and resellers, applications for deposits, guarantees and credit insurance as one of the key variables used to set the maximum threshold or acceptable limit for each of these parties).

All Group companies adopt policies, authorization guidelines, and homogeneous management practices, in consideration of the particularities of each market and best international practices, including:

•	Using statistical/expert models for accepting customers that can be used to forecast and manage the probabilities of default associated with such arrangements.

•	Tools for continually monitoring and rating the solvency and payment behavior of existing customers.

•	Internal and external collection processes aimed at optimizing debt recovery through measures that vary depending on a customer’s profile and the length of time in default.

•	Ongoing controls over and evaluation of exposure to credit risk by specific local and group committees.

This commercial credit risk management model is embedded into the Group’s decision-making processes, both from a strategic and, especially, a day-to-day operating perspective, where credit risk assessment guides the product and service offering available for the different credit profiles.

Credit rating

Telefónica, S.A.’s long-term issuer default rating is currently “BBB+/negative outlook” from Fitch, “Baa2/negative outlook” from Moody’s and “BBB/negative outlook” from Standard & Poor’s. The most recent updates on these ratings were issued by Standard and Poor’s on November 21, 2013, Moody’s on July 25, 2013, and Fitch on July 23, 2013. The only change in the long-term issuer default rating and outlook for Telefónica, S.A. during 2013 was that the Japanese rating agency, JCR, withdrew from assigning the Company a rating on October 31, 2013.

In 2013, among the measures taken to help to protect the credit rating, it is noteworthy the intensive financing activity to extend average debt maturity and accumulate liquidity; cash retained in the Company by not paying out dividends in the first half-year and restating the November 2013 dividend; net disposals of treasury shares; agreements to sell Group companies (the Czech Republic and Ireland operators); and the issuance of undated deeply subordinated securities (“hybrids”), which also enabled the Company to agree the acquisition of E-Plus, with no negative impact in the solvency.

Dividend policy

Telefónica, S.A.’s dividend policy is revised yearly based on the Group’s earnings, cash generation, solvency, liquidity, flexibility to make strategic investments, and shareholder and investor expectations. Given circumstances in 2013, it was resolved to pay a cash dividend of 0.35 euros per share in November 2013, and the Board announced its intention to take corporate actions to approve another cash dividend of 0.40 euros per share in the second quarter of 2014.

The 2014 dividend policy will be announced in the report on fourth quarter 2013 earnings.

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2013 Consolidated Financial Statements

In May 2012, Telefónica launched a scrip dividend issue to allow shareholders to choose to receive new shares in place of a cash dividend (which may be replaced by selling the associated subscription rights to the Company at a pre-established price), while enabling the Company to reduce its debt, depending on the take-up rate of the conversion.

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2013 Consolidated Financial Statements

Treasury shares

Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.

Treasury share transactions will always be for legitimate purposes, including:

•	Undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders’ Meeting resolutions.

•	Honoring previous legitimate commitments assumed.

•	Covering requirements for shares to allocate to employees and management under stock option plans.

•	Other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. China Unicom or Telco S.p.A.), or acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share.

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.

At December 31, 2013, 2012 and 2011, Telefónica Group companies held the following shares in the Telefónica, S.A. parent company:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value*	%
Treasury shares at 12/31/13	29,411,832	11.69	11.84	348	0.64627%
Treasury shares at 12/31/12	47,847,810	10.57	10.19	488	1.05136%
Treasury shares at 12/31/11	84,209,364	15.68	13.39	1,127	1.84508%

(*)	Millions of euros

Telefónica, S.A. directly owns all treasury shares in the Group at December 31, 2013.

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2013 Consolidated Financial Statements

In 2013, 2012 and 2011 the following transactions involving treasury shares were carried out:

Number of shares
Treasury shares at 12/31/10	55,204,942
Acquisitions	55,979,952
Disposals	(24,075,341)
Employee share option plan	(2,900,189)
Treasury shares at 12/31/11	84,209,364
Acquisitions	126,489,372
Disposals	(76,569,957)
Employee share option plan	(2,071,606)
Capital reduction	47,847,810
Treasury shares at 12/31/12	47,847,810
Acquisitions	113,154,549
Disposals	(131,590,527)
Treasury shares at 12/31/13	29,411,832

The amount paid to acquire treasury shares in 2013 was 1,216 million euros (1,346 million euros and 822 million euros in 2012 and 2011, respectively).

Treasury shares disposed of in 2013, 2012 and 2011 amounted to 1,423 million euros, 801 million euros and 445 million euros, respectively. The main sales of treasury shares in 2013 are as follows:

An agreement was reached with qualified and professional investors on March 26, 2013 whereby the Company disposed of all the treasury shares it held (90,067,896 shares) at a price of 10.80 euros per share.

On September 24, 2013 Telefónica, S.A. acquired from the remaining shareholders of Telco, S.p.A. 23.8% of the non-convertible bonds issued in 2013 by Telco, S.p.A. The payment of this transaction consisted of the transmission of 39,021,411 treasury shares of the Company.

On May 25, 2012, pursuant to the resolutions adopted in the General Shareholders’ Meeting of May 14, 2012, capital was reduced by redeeming 84,209,363 treasury shares, thereby reducing this caption by 1,321 million euros.

In November 2012, Telefónica submitted an offer to purchase and cancel the preference shares that it had indirectly issued in 2002 through its subsidiary Telefónica Finance USA, LLC totaling 2,000 million euros. The offer involved acquiring these shares at their par value, subject unconditionally and irrevocably to the simultaneous reinvestment in Telefónica, S.A. shares and the subscription of newly issued plain-vanilla bonds, in the following percentage:

(i)	40% of the amount in treasury shares of Telefónica, S.A.

(ii)	60% of the amount shall be used to subscribe a bond issue with a face value of 600 euros, issued at par, the characteristics of which are described in Note 13.

97% of the holders of the preference shares accepted the offer, and therefore 76,365,929 treasury shares with a carrying amount of 815 million euros (exchange value of 776 million euros) were handed over, which are included under “Disposals” in 2012.

In addition to these disposals, on July 27, 2012, 2,071,606 shares were delivered to to Group employees when the first phase of the Global Employee Share Plan (“the GESP”) matured. In December 2012, the second phase of the GESP started.

At December 31, 2013, Telefónica held 134 million call options on treasury shares subject to physical delivery at a fixed price (178 and 190 million options on treasury shares at December 31, 2012 and 2011, respectively), which are presented as a reduction in equity under the caption “Treasury share instruments”. They are valued at the amount of premium paid, and upon maturity if the call options are exercised the premium is reclassified as treasury shares together with the price paid. If they are not exercised upon maturity their value is recognized directly in equity.

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2013 Consolidated Financial Statements

The Company also has a derivative financial instrument on approximately 30 million Telefónica shares, subject to net settlement, recognized under “Current interest-bearing debt” of the accompanying consolidated statement of financial position (derivative over 28 million shares in 2012 recognized under “Current financial assets”).

Lastly, details of the applicable conditions and time periods governing any resolutions of the General Shareholders’ Meeting to purchase and/or transfer treasury shares are provided hereon.

At Telefónica’s Ordinary General Shareholders’ Meeting held on June 2, 2010, the shareholders granted the Board of Directors authorization (with express powers to delegate duties to the Executive Commission, Executive Chairman, Chief Operating Officer, or any other individual to which the Board of Directors confers powers for the same purpose) for the derivative acquisition by Telefónica, S.A. – either directly or through any of the subsidiaries of which it is the controlling company – at any time and as many times as it deems appropriate, of fully-paid treasury shares through purchase and sale, exchange or any other legal transaction.

The minimum price or consideration for the acquisition shall be equal to the par value of the treasury shares acquired, and the maximum acquisition price or consideration for the acquisition shall be equal to the listing price of the treasury shares acquired by the Company on an official secondary market at the time of the acquisition.

Such authorization is granted for 5 years as from the date of the General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the treasury shares acquired pursuant to this authorization added to those already held by Telefónica, S.A. and any of its controlled subsidiaries shall at no time exceed the maximum amount permitted by the Law (currently 10% of Telefónica, S.A.’s share capital).

The aforesaid authorization granted to acquire treasury shares may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of Group companies, directly or as a result of the exercise by them of option rights, all within the framework of duly approved compensation systems linked to the trading price of the Company’s shares.

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2013 Consolidated Financial Statements

Risks and uncertainties facing the company

Risks and uncertainties facing the Company

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results, must be considered jointly with the information in the consolidated financial statements of 2013, and are as follows:

Group-related risks

Worsening of the economic and political environment could negatively affect business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but entails the need of considering various legislations, as well as the political and economic environments of the countries in which it operates. Any adverse developments or even just uncertainties in this regard, or possible exchange-rate or sovereign-risk fluctuations may adversely affect the business, financial position, cash flows and/or the performance of some of the Group’s economic and financial parameters.

With respect to the economic environment, the Telefónica Group’s business is impacted by overall economic conditions in each of the countries in which it operates. Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group. The main macroeconomic factors that could have an adverse impact on consumption and, accordingly, on the level of demand for our services and finally, on Telefónica Group’s results, are: the shortage of credit in an environment of adjustment of banks’ balance sheets; the evolution of the labor market; the worsening of consumer confidence, with an increase in saving rates as an immediate consequence; or the needs for greater fiscal adjustment, which would negatively impact on the household income levels and corporate investments, expenses and revenues.

This economic risk might be significant in some European countries which are on the road to recovery but are rebounding more slowly due to financial imbalances that must continue to be corrected. According to the European Economic and Financial Affairs Council, the European economy is expected to have shrunk by -0.4% in 2013 and will only grow 1.1% in 2014, assuming, therefore, that private consumption growth may be weak in certain cases. In this region, Telefónica Group generated 47% of the Group’s total revenues in 2013 (including 22.7% in Spain, 11.7% in the UK and 8.6% in Germany).

Also, the impact of the sovereign debt crisis and the rating downgrades in certain Euro Area countries should be taken into account. Any additional deterioration in the sovereign debt markets, doubts about developments in European projects (e.g. implementation of the banking union project, the results of the European elections or progress towards fiscal integration), as well as further credit restrictions by the banking sector could have an adverse effect on the Telefónica’s ability to access funding and/or liquidity which could have a significant adverse effect on the Group’s businesses, financial position, results of operations and cash flows. In addition, the Group’s business may be affected by other possible effects from the economic crisis, including a possible insolvency of key customers and suppliers.

In Latin America, the most important challenge is the exchange-rate risk in Venezuela and Argentina (with a sustained accelerated depreciation of the peso against the U.S. dollar), given the negative impact that a higher than expected depreciation in their currencies could have on cash flows from both countries. The economic outlook for the entire region suggests that growth rates will remain stable at around 3%, supported by solid domestic demand fundamentals. International scenario, despite being not so favorable as in the past periods, it will remain to have a relatively benign impact on the region, except for potential periods of volatility linked to the evolution of the developed financial markets (especially long-term interest rates in the United States affected by the U.S. Federal Reserve’s intervention that are not discounted in the market), a greater than envisaged economic slowdown in Asia (a key region for Latin America), and the slow progress being made with structural reforms projects in the majority of these countries which limits potentially higher growth rates. The most significant internal macroeconomic risk factors in the region would be the very high inflation rates in Venezuela and Argentina that could lead to economic stagnation in these countries, the delicate situation of Venezuela’s public finance, and the deterioration in the external accounts of countries such as Argentina, Brazil, Chile and Peru; though with very different funding outlooks for the latter three (favorable) than the first.

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2013 Consolidated Financial Statements

In relation to the political environment, the Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk,”. On this point, approximately 15% of our revenues in the telephony business are generated in countries that do not have investment grade status (in order of importance Venezuela, Argentina, Ecuador, Guatemala, Nicaragua, El Salvador and Costa Rica), and other countries are only one notch away from losing this threshold. Also note that despite clear improvements in Brazil, recent announcements by the ratings agencies considering a possible downgrading of its credit rating could, depending on the extent of the downgrading, result in strong exchange-rate volatility due to an outflow of investments, especially strong in fixed-income.

Among the factors included in the concept of “country risk”, we highlight:

•	government regulation or administrative polices may change unexpectedly, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approvals) which could negatively affect the Group’s interests in such countries;

•	abrupt exchange-rate fluctuations mainly due to situations of high levels of inflation and “twin deficits” (in public finance and external sector) with the resulting exchange-rate overvaluation. This movement could lead to a strong exchange-rate depreciation in the context of a floating exchange rate regime, to a significant devaluation off the back of abandoning fixed exchange rates regimes, or to the introduction of varying degrees of restrictions on capital movement. For example, in Venezuela, the official U.S. dollar to Bolivar fuerte exchange rate is established by the Central Bank of Venezuela and the Minister of Finance, with an alternative market for attracting foreing currency through SICAD’s fortnightly auctions. Additionally, the acquisition of foreign currencies by Venezuelan or Argentinian companies (in some cases) to pay foreign debt or dividends is subject to the pre-authorization of the relevant authorities. Also, the Argentinean peso is following a sustained accelerated depreciation against the U.S. dollar;

•	governments may expropriate or nationalize assets, or make adverse tax decisions, or increase their participation in the economy and in companies;

•	economic-financial downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries; and

•	maximum profit margins limits may be imposed in order to limit the prices of goods and services through the analysis of cost structures. Thus, in Venezuela, a maximum profit margin has been introduced that will be set annually by the Superintendence for the defense of socio-economic rights.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates, interest rates or financial investment risks.

At December 31, 2013, 71% of the Group’s net debt (in nominal terms) had its interest rates fixed over a year, while 23% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2013: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 118 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, U.S. dollar and the pound sterling (these to zero rates in order to avoid negative rates), would lead to a reduction in financial expenses of 55 million euros. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

According to the Group’s calculations, the impact on results and specifically changes in the value of a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 42 million euros, primarily due to the weakening of the Venezuelan bolivar and, to a lesser extent, the Argentinean peso. These calculations had been made assuming a constant currency position with an impact on profit or loss at December 31, 2013 including derivative instruments in place.

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

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2013 Consolidated Financial Statements

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the development and implementation of the Company’s strategic plan, as well as well as the development and implementation of new technologies or the renewal of licenses require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of economic recovery, the health of the international banking system and the concerns regarding the burgeoning deficits of some European countries. The worsening international financial market credit conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt or arrange new debt if necessary, and more difficult and costly to raise funds from our shareholders, and may negatively affect the Group’s liquidity. At December 31, 2013, gross financial debt scheduled to mature in 2014 amounted to 9,214 million euros (which includes: (i) the net position of derivative financial instruments, certain current payables and (ii) 582 million euros of notes with an option of early repayment and no contractual obligation to be repaid), and gross financial debt scheduled to mature in 2015 amounted to 6,802 million euros. Despite having covered gross debt maturities of 2014 and 2015 by available cash and lines of credit at December 31, 2013, possible difficulties to maintain the current safety margin, or the risk that this could be significantly and unexpectedly exhausted, could force Telefónica to use resources allocated for other investments or commitments for payment of its financial debt, which could have a negative effect on the Group’s businesses, financial position, results of operations or cash flows.

Although the Group maintains liquidity coverage on 24-month maturities, obtaining financing on the international capital markets could also be restricted, in terms of access and cost, if Telefónica’s credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Any of these situations could have a negative impact on our ability to deal with our debt maturities.

Moreover, market conditions could make it harder to renew existing undrawn credit lines, 10% of which, at December 31, 2013, initially mature prior to December 31, 2014.

Risks related to the Group’s industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and regulations in different countries, and additionally, many of the services provided require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to spectrum availability. Among the main risks of this nature are the spectrum and licenses/concessions, rates, universal service regulation, fiber networks, privacy, functional separation of businesses and network neutrality.

Thus, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies decisions, such us economic fines for serious breaches in the provision of services and, eventually, revocation or failure to renew these licenses, authorizations or concessions or the granting of new licenses to competitors for the provisions of services in a specific market.

The Telefónica Group pursues its license renewal in the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession. Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorizations could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could results in economic and/or reputational loss for the Group, in addition to a loss of market share and/or in harm to the future growth of certain businesses.

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2013 Consolidated Financial Statements

Regulation of spectrum and government concessions:

The “Digital Single Market” packaged of measures is currently being amended by the European Parliament to include important measures affecting, inter alia, spectrum regulation. Although these measures are not yet final, they could have significant implications as they include new provisions on secondary markets, criteria to apply at auctions, renewals and terms of licensees, etc.

In 2015/2016, in Germany, it is expected that frequencies in the 900/1800 MHz band licenses, expiring at the end of 2016, will be renewed. The German regulator has adopted a proposal decision envisaging an auction of spectrum in the 900 MHz, 1800 MHz, 700 MHz and 1500 MHz bands. Furthermore, it is proposed, for operators holding 900 MHz GSM band licenses, the reservation of 2X5 MHz in this band. The aforementioned reservation entails a 99% population coverage obligation. Moreover, European and National regulators are reviewing the implications of the merger of Telefónica Germany and E-Plus, and any potential remedies or conditions. Remedies could affect the spectrum finally available. In Spain, it is expected that the previously auctioned frequencies in the 800 MHz band from the digital dividend, will be allocated on January 1, 2015. For its part, in the UK a tax rate increase for the use of the spectrum in 900 and 1800 MHz band is under discussion, which outcome is uncertain.

Main allocation criteria for the 700 MHz band (Digital Dividend II) will be defined in coming years in Europe. This could involve facing new cash outflow ahead of schedule (most likely scenario is currently seen as to have this spectrum between 2018 and 2021).

In Latin America, spectrum auctions will take place entailing potential outflows to obtain new licenses or to meet the coverage requirements associated with these licenses. Specifically, the following procedures are in progress or expected to take place in 2014:

•	Brazil. Auction of the 700 MHz band. Allocation of frequencies in the 700 MHz band for fixed-line and mobile telephone and broadband services has being approved. However, the allocation process requires television channels currently occupying this band to be migrated and Anatel to complete its analysis regarding spectrum interference between mobile and television services.

•	Chile. Auction of the 700 MHz band.

•	Ecuador. Negotiations underway to obtain additional frequencies in the 1900 MHz band.

•	El Salvador. The auction of one block in the 1900 MHz band and another in the AWS band had been postponed, although this issue might be resolved in the coming months.

•	Venezuela. Auction in the AWS band (1710-2170 MHz frequencies) and in the 2.5 GHz band, has been suspended.

On the other hand, negotiations to renew 850 MHz/1900 MHz licenses in Colombia (where a legal action regarding the reversion of assets at the end of the license terms is in place) and 850/1900 MHz licenses in Panama are under way. In Peru, an application for partial renewal of the concessions for the provision of the fixed-line service for another five years has been made, although assurance has been given that the concession will remain in force until November 2027.Also, a new law has also been enacted establishing mobile virtual network operator (MVNOs) and Rural Mobile Infrastructure Operators (RMIOs) in the Peruvian market. In Mexico, it is envisaged, in development of the constitutional reform enacted due to the “Pact for Mexico” political initiative, the creation of a wholesale network publicly owned which will offer wholesale services in the 700 MHz band, the funding and the marketing model of this project have not been determined at present

On the other hand, Telefónica UK was awarded two 10 MHz blocks of spectrum in the 800 MHz band in 2013 to roll out a national 4G network. In Spain, the following license extensions have been granted: in the 900 MHz band, 4 MHz from July 2025 to December 2030 and 1 MHz from February 2015 to December 2030, likewise, in the 1800 MHz band a 20 MHz license has been extended from 2028 to December 2030. Moreover, in 2013, Telefónica also obtained spectrum licenses in Uruguay (2x5 MHz in the 1900 MHz band), Colombia (30 MHz in the AWS band) and Peru (20+20 MHz in the 1700 MHz band). In 2013 Telefónica Brazil requested the amendment of the Terms of its Authorization for the “L” band in order to relocate the blocks of radiofrequencies. Currently, the “L” band is located in the 3G radiofrequencies (1.9/2.1GHz). The notice of the “L” band provided for such relocation and the request ensured a more efficient use of the spectrum for Telefónica Brazil. CAPEX associated with the new spectrum in 2013 amounted to 1,224 million euros.

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In 2012, Telefónica Ireland was awarded spectrum in the 800, 900 and 1800 MHz bands. In Brazil, Telefónica was awarded a block of the 2500 MHz “X” band (20+20 MHz), including the 450 MHz band in certain states. In the spectrum auction, Telefónica Brazil had to compensate the former licensees of this bandwidth, used for multichannel multipoint distribution services. The other operators also awarded spectrum shall, in turn, compensate Telefónica Brazil. Part of these compensation requirements is being legally contested. In Venezuela, the concession agreement between Telefónica Venezolana and the Regulator for an additional 20 MHz in the 1900 MHz band was executed. Telefónica Móviles Chile, S.A. was awarded radiofrequencies for 4G technology in the 2.6 GHz band (2x20 MHz), and in Nicaragua Telefónica was granted 36 MHz in the 700 MHz band.

The Company’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates or its capacity to assume the related costs, could have an adverse impact its ability to launch and provide new services and on the Company’s ability to maintain the quality of existing services, which may adversely affect the Group’s financial condition, results of operations and cash flows.Further details on the availability of spectrum of Group companies and the expiry of their rights are provided in Appendix VII to the 2013 Consolidated Financial Statements.

Regulation of wholesale and retail charges:

In terms of roaming, the regulated “Eurotariffs” will be reduced in July 2014, as per the Regulation approved in 2012. The structural roaming solutions which could lead to a price decrease in the intra-european roaming services, will also take effect in July 2014. Furthermore, the packet of “Digital Single Market” measures mentioned above also includes a proposal to eliminate European Union roaming charges in July 2016 as well as international charges.

The decreases in wholesale mobile network termination rates in Europe are also noteworthy. In the UK, wholesale mobile network termination rates will be reduced to 0.845 pence/minute from April 1, 2014 (representing a 0.3% reduction compared to the current rates), while the termination rate in Germany was set at 0.0179 euro/minute as from December 31, 2013 (3.24% lower than the previous termination rates). The European Commission has requested that the German regulator withdraw or amend its latest decision on mobile termination rates. There is a risk that the European Commission will initiate infringement proceedings, against Germany, and rates may be further reduced. In Spain, the schedule for reducing mobile network termination rates has reached the target rate (0.0109 euro/minute) in July 2013, representing close to 61% lower than the wholesale prices in force until that date. As from July 2013, the target price reached will remain in force until new target prices are set. The Spanish regulator has yet to make its decision on this matter. Based on a High Court ruling in Ireland, a mobile termination rate of 2.60 euro cents was provisionally imposed (more favorable than the figure initially proposed by the regulator), applicable from July 1, 2013 (representing 29.35% lower the previous termination rates). The Irish regulator is also developing a more adverse cost model based on long-run incremental cost (LRIC) price calculation, which is expected to be announced in July 2014.

Also, in Latin America, there are moves to review mobile termination rates leading to these being reduced. Thus, for example, developments in Mexico are among the most relevant, where the declaration of dominant operators in the telecommunications market is expected to lead to asymmetric regulatory measures that must be set. The Company’s competitive position may benefit to a greater or lesser extent depending on the scope of these measures. Telefónica México has filed an administrative appeal against the 2011 resolutions of the Federal Telecommunications Commission of México (Cofetel) regarding mobile network termination rates (representing a 61% reduction compared to the previous rates). As of today, no ruling has been made on this appeal. Once these appeals have been concluded, the rates applied may be further reduced retroactively. As of today, Cofetel has not approved the termination rates for 2012, 2013, or 2014.

In Brazil, in October 2011, the regulator (Anatel) approved the fixed-mobile rate adjustment Regulation, which provides a progressive reduction of these rates until 2014 through a reduction factor, which will be deducted from the inflation, and implying a reduction of approximately 29% in 2012-2014. However, the Plano Geral de Metas de Competiçao (PGMC) of the end of 2012 extended application of the reduction to 2015 and amended the rates for 2014 and 2015 (75% of the 2013 rate in 2014 and 50% of the 2013 rate in 2015). A draft law has been prepared in Brazil to abolish the basic telephony service monthly fee. “Price protection” practices (reimbursement of price differences of a product to customers if this falls within a relative short period of time) may also have a negative effect, both in economic and image terms.

In Chile, a process to set new fixed-line termination charges is ongoing. A Tariff Decree has been passed for mobile networks covering the 2014-2019 five-year period. The new Tariff Decree entered into effect on January 25, 2014 and implies a reduction of 73.4% with respect to the previous rates. In Ecuador the rate-related risks also concern a reduction in rural and urban telephony charges, a reimbursement of top-up balances, as well as rounding to the nearest minute.

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2013 Consolidated Financial Statements

The implementation of the Enabling Act (Ley Habilitante) in Venezuela also confers full powers to the President to implement price controls measures, and it is therefore expected that it will not be possible to raise Movistar retail rates in line with high Venezuela inflation. In relation to mobile termination rates with the national operator of reference, these have been reduced 6% compared to the previous rates.

In Peru, the previously applicable rate was reduced by 24.24% in October 2013.

In Colombia, a decision was adopted establishing a gradual reduction for termination mobile rates. Regarding the termination model for time, the reduction for 2014 is 19.8% and 24.6% for 2015. For the capacity model the reduction will be 10.9% for 2014 and 12.3% for 2015. In relation with fix networks (for extended local networks) the reduction will be 50% for 2014 and 100% for 2015.

Regulation of universal services:

The European Commission on its formal obligation to review the Universal Service Directive will launch a public consultation whose objective will be to modify the scope of their obligations and include, at a European level, far higher broadband speeds than are currently provided. Depending on the terms set forth in the new regulation, implementation at a local level could lead to higher costs for both the universal service provider and the operators forced to finance the Universal Service.

The regulator in Brazil has modified the universal service targets. This represents a risk on the Company’s positive balance resulted from the fulfilment of 2003 universal service targets, whose implementation was less costly than the initially established targets, leaving a positive balance for the Company.

The new requirements that cause this positive balance could apply until 2025, and extend beyond on issues such as, for example, rural telephony services and the expansion of the backhaul network. Rural telephony services are another risk in Brazil given the obligations arising from the switched fixed-line telephone services model and the obligations to provide mobile coverage in certain rural areas of the country.

Regulation of fiber networks:

It is expected that in 2014, Spanish National Competition Authority (Comisión Nacional de los Mercados y la Competencia) will study broadband market regulation in Spain. This could increase Telefónica’s regulatory obligations in Spain, especially wholesale market obligations concerning access to fiber networks, and its pricing.

Regulations on privacy:

In Europe, a new Data Protection Regulation is in the pipeline before the end of the current European legislative term (spring 2014). This could lead to certain critical provisions laid down in the current draft of the Regulation (presently under debate) being worded in such a way that stops or hinders Telefónica from launching some services, that focus on the processing of personal data.

Regulation of functional separation:

The new principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operated during 2011 and 2012 could result in greater regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators, in specific cases and under exceptional conditions, forcing operators with significant market power and vertically-integrated operators to separate their wholesale and retail businesses at a functional level. They would therefore be required to offer equal wholesale terms to third-party operators that acquire these products.

Regulation of network neutrality:

In Europe, application of the current regulatory framework means that it is likely that during 2014, the Body of European Regulators for Electronic Communications (BEREC) and national regulators will strengthen their supervision of operators with regard to blocking of access, discrimination of applications or Internet service quality. The European Parliament and the Council are simultaneously debating the draft of the European Digital Market Regulation proposed by the European Commission, in particular concerning network neutrality, network management or differentiation of Internet access service characteristics. All of them are aspects of great importance that have a direct impact on potential business models that can be developed in the future.

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2013 Consolidated Financial Statements

Presently we have countries where net neutrality has already been ruled, such us Chile and Colombia. But it is a live issue and with varying degree of development in the rest of the countries. In Germany, the Economy Minister published a draft law on June 20, 2013 to regulate neutrality, especially with regard to blocking and discrimination of content and Internet services. The text is pending approval by parliament in 2014 after the new government was sworn in during December 2013.

In Brazil, the Civil Rights Framework for Internet Governance is being debated by Congress and is expected to be approved in the first quarter of 2014. It includes policies on the Internet such as network neutrality. Activities regarding net neutrality have been, as of today, focused in supervision of the quality of the services: in October 2011, Anatel approved the regulations of the Service Quality of Multimedia Communication Service (includes fixed internet) and Personal Mobile Service (including mobile internet). Aforementioned regulations, regulates the measurement made from independent entities on quality delivered and perceived by ISPs to customers.

If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on our business and results of operations.

Customers’ perceptions of services offered by the Company may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the services and products offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the Company’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

Company may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market, and consider the impacts of changes in the life cycle of technical assets, finely adjust margins, and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt to constant technological changes taking place in the industry.

To compete effectively in these markets, the Telefónica Group needs to successfully market its products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

New products and technologies arise constantly, while the development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, and which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile internet and connectivity services that are being launched. Research and development costs amounted to 1,046 million euros and1,071 million euros in 2013 and 2012, respectively, representing 1.8% and 1.7% of the Group’s consolidated revenue, respectively. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, e.g. internet speed of up to 100MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. An increasing demand for the capabilities offered by these new networks to end users exist, however, the high level of the investments requires a continuous analysis of the return on investment.

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2013 Consolidated Financial Statements

The explosion of the digital market, and entry of new players in the communications market, such as Mobile Virtual Network Operators (MVNOs), internet companies or device manufacturers, may cause the loss of value of certain assets, and affect its ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to the more traditional. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond the Company’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency.

The Company depends on the suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect the operation, and may cause contingencies or damages to the Company’s image in the event that inappropriate practices were produced by a participant in the supply chain.

As of December 31, 2013, the Telefónica Group depends on 8 handset suppliers and 12 network infrastructure suppliers, which together accounted for 80% of orders. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements or have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover this type of incidents and risks, these policies may not be sufficient to cover all possible monetary losses, although the claims and loss in revenue caused by service interruptions to date have been covered by these policies.

The telecommunications industry may be affected by the possible effects of electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between various expert groups and public health agencies, including the World Health Organization (WHO), who claim that at the moment there have not been established risks for exposure to low frequency signals in mobile communications. The scientific community is still investigating this issue especially on mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee (ICNIRP) have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities’ worldwide to adopt these standards.

Society’s worries about radiofrequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located and how they operate, and the use of our mobile telephones, the massive deployment of smart meters and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network.

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2013 Consolidated Financial Statements

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may negatively affect the business, financial conditions, results and cash flows of Telefónica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairment losses on certain of its investments, affecting the results of the year in which they were made. Thus, with respect to the investment in Telco, S.p.A., it has been made value adjustments in fiscal years 2012 and 2013 resulted in 1.277 million euros and 267 million euros, respectively. Also in 2012, the revision of the value of Telefónica operations in Ireland, resulted in a negative impact of 527 million euros.

Our networks carry and store huge volumes of confidential, personal and corporate data, and our Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

Our networks carry and store huge volumes of confidential, personal and business data, both voice and data traffic. We store increasing quantities and types of customer data in both business and consumer segments. Despite our best efforts to prevent it, Telefónica may be found liable for the loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks which could involve many people and have an impact on the Company’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

Our Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for the loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which Telefónica operates, the provision of its internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the internet, notably in Europe.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, regarding tax and antitrust claims, Telefónica Group has open judicial procedures in Peru concerning the clearance of previous years’ income tax, which contentious-administrative appeal is currently on its way; as well as in Brazil CADE’s (Conselho Administrativo de Defesa Ecônomica) as regards the acquisition of a 50% stake in VIVO and tax open procedures, primarily relating to the CIMS (tax on telecommunication services) - (Further details are provided in the 2013 Consolidated Financial Statements).

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Trend evolution

Telefónica is an integrated diversified telecommunications group that offers a wide range of services, mainly in Europe and Latin America. Its core business is the provision of fixed and mobile telephony, broadband, internet, data, pay TV and value added services, among others. The Group’s operations in 25 countries, managed through a regional organization geared towards certain businesses in global units, enable it to leverage the strong local positioning, as well as the advantages afforded by the scale, two features that have been reinforced by the opportunities arising from the Group’s holdings in and strategic alliances with China Unicom and Telecom Italia.

As a multinational telecommunications company that operates in regulated markets, Telefónica is subject to different laws and regulations in each of the jurisdictions in which it provides services. Telefónica expects the regulatory landscape to continue to change in Europe as a consequence of the revised regulations resulting from the implementation of the review of the common regulatory framework currently in place in the European Union. In addition, Telefónica may also face pressure from regulatory initiatives in some European countries regarding tariffs, the reform of rights of spectrum use and allocation, issues related to the quality of service, and the regulatory treatment of new broadband infrastructure deployments.

Telefónica faces intense competition in the vast majority of the markets it operates in, and is therefore subject to the effects of actions taken by its competitors. The intensity of the competition may deepen, which could have an impact on tariff structures, consumption, market share and commercial activity and negatively affect the number of customers, revenues and profitability.

However, Telefónica believes that it is in a strong competitive position in most of the markets where it operates, which it expects to help enable it to continue taking advantage of the growth opportunities that arise in these markets, such as by boosting both fixed and mobile broadband services and by furthering the development of services beyond connectivity, information technology services and related businesses. In this respect, Telefónica seeks to lead the industry by anticipating trends in the new digital environment.

Telefónica embarked on a restructuring in September 2011 with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its scale and industrial alliances. This new organization gave rise to two cross-cutting areas, Telefónica Digital and Telefónica Global Resources, in addition to the Telefónica Europe and Telefónica Latin America business segments. This structure was designed to bolster Telefónica’s place in the digital world, enabling it to tap any growth opportunities arising in this environment, drive innovation, strengthen the product and services portfolio and maximize the advantages afforded by its global customer bases in an increasingly connected world. In addition, the creation of a Global Resources operating unit supports the profitability and sustainability of the business by leveraging economies of scale and driving Telefónica’s transformation into a fully global company. Telefónica Europe’s and Telefónica Latin America’s objective is to shore up the results of the business and generate sustainable growth through available capacity, backed by the global corporation. During 2013, with the objective of increasing its direct contact with customers, both residential and business, and in the context of accelerating the transformation of the company into a digital telecommunications company, Telefónica created the position of Chief Marketing Officer at the global level, bringing together all the commercial areas, policies products, services, channels, handsets and prices, as those relating to advertising and brand. In addition, Telefónica Global Solutions, was integrated into Telefónica Global Resources, and addresses the growing complexity of a business market that is increasingly adopting digital solutions.

In Europe, customers remain at the core of the Group’s strategy and management priorities in the region in order to provide a high level of customer satisfaction with our services. With the objective of offering our customers the best value, we aim to boost the transformation of our network with higher investment in fiber and LTE and we will try to accelerate digital services growth. In such a competitive market such as presently prevails, we will dedicate our efforts on reinforcing our market positioning. Another objective in coming years is to improve operating efficiency, for which we are rolling out several local and regional initiatives, such as network sharing agreements, with the support of Telefónica Global Resources.

In Latin America, Telefónica’s strategy is based on a regional model that captures growth and efficiency of scale without losing sight of the local management of the client. The mobile business will continue to play a key role as a driver of regional growth and we will continue further enhancing the capacity and coverage of our networks, in order to keep and attract high-value customers, especially in the contract segment and boosting the penetration of mobile internet. Regarding the fixed telephony business, we will encourage the increase of broadband speed and expand the supply of bundled services. Meanwhile, we will further advance efficiency, in operational and commercial terms, and attempt to achieve further synergies by implementing global, regional and local projects.

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In summary, in the context of intense competition and regulatory pressure on pricing, Telefónica aims to continue strengthening its business model to make it more efficient and capture the synergies arising from the integrated approach of businesses, processes and technologies, while focusing even more on the client and staying ahead of trends in the new digital world.

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2013 Consolidated Financial Statements

Events after the reporting period

The following events regarding the Telefónica Group took place between December 31, 2013 and the date of authorization for issue of the accompanying consolidated financial statements:

Financing

On January 31, 2014, Telefónica Emisiones, S.A.U. redeemed 296 million pounds sterling (equivalent to 355 million euros) of its notes, issued on December 28, 2006. The notes were guaranteed by Telefónica, S.A.

On February 3, 2014, Telefónica Emisiones, S.A.U. redeemed 2,000 million euros of its notes, issued on February 3, 2009. The notes were guaranteed by Telefónica, S.A.

On February 7, 2014, Telefónica Emisiones, S.A.U. redeemed 1,500 million euros of its notes, issued on February 7, 2007. The notes were guaranteed by Telefónica, S.A.

On February 7, 2014, Telefónica, S.A. made an early repayment for 923 million euros of its syndicated loan (Tranche D2) dated March 2, 2012 (originally scheduled to mature on December 14, 2015).

On February 7, 2014, Telefónica Europe, B.V. made an early repayment for 801 million euros of its syndicated loan (Tranche D1) dated March 2, 2012 (originally scheduled to mature on December 14, 2015).

On February 10, 2014, O2 Telefónica Deutschland Finanzierungs, GmbH issued seven-year notes in an aggregate principal amount of 500 million euros maturing on February 10, 2021, and with an annual interest rate of 2.375%. These notes are guaranteed by Telefónica Deutschland Holding, A.G.

On February 18, 2014, Telefónica, S.A. signed a 3,000 million euros syndicated revolving credit facility maturing on February 18, 2019. This agreement would enter into effect on February 25, 2014 cancelling the 3,000 million euros syndicated credit facility signed on July 28, 2010 (originally scheduled to mature in 2015).

Sale of Telefónica Czech Republic

On January 28, 2014 after obtaining the relevant regulatory approval the sale of Telefónica Czech Republic was completed. Subsequent to the sale, Telefónica holds a 4.9% stake in Telefónica Czech Republic, a.s.

New exchange rate regime in Venezuela

On January 24, 2014, Exchange Agreement No. 25 came into force, which regulates the sale of foreign currency in the Republic of Venezuela for certain sectors and items. This Agreement does not amend the exchange rate of 6.30 bolivars per US dollar, which has applied since Exchange Agreement No. 14 was approved on February 8, 2013, except for: (i) cash for travelling abroad and remittances to individuals domiciled abroad; (ii) payment of operations inherent to national civil aviation and the international air transportation public service; (iii) operations inherent to the insurance activity; (iv) leasing and service agreements, agreements for the import of intangible assets, payments of rental contracts for networks, and payments corresponding to the telecommunications sector; and (v) foreign investments and payments of royalties, use and exploitation of patents, trademarks and franchises, as well as technology import and technical assistance agreements.

Requests for the liquidation in US dollars of the aforementioned concepts will be settled, at the foreign exchange rate resulting from the allocations conducted through the Complementary System for Administration of Foreign Currency (SICAD). The SICAD allocation as of January 15, 2014 resulted in an exchange rate of 11.36 bolivars per US dollar. Nonetheless, the said Agreement stipulates that the liquidation of foreign currency operations requested before the Central Bank of Venezuela before Exchange Agreement No. 25 came into force, will be settled at the exchange rate established in the February 8, 2013 Exchange Agreement, i.e. at a rate of 6.30 bolivars per US dollar.

The change to the currency exchange system introduced in the aforesaid Agreement will take effect in the Telefónica Group’s consolidated financial statements from the moment it comes into force, on January 24, 2014. It is therefore a subsequent event that does not impact the consolidated financial statements, as the previous exchange rate of 6.30 bolivars per US dollar was in force at 2013 year end and up to January 24, 2014 for all foreign currency transactions.

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The main aspects to be considered in 2014 are as follows. In order to estimate the impacts in euros, the rate used is the exchange rate resulting from the SICAD allocation as of January 15, 2014, amounting to 11.36 bolivars per US dollar, which will vary throughout 2014.

•	The decrease of the Telefónica Group’s net assets in Venezuela as a result of the conversion to euros at the new exchange rate with a balancing entry in Group equity of approximately 1,800 million euros, based on the net assets as at December 31, 2013.

•	As part of the decrease mentioned in the preceding paragraph, the value in euros of the net financial assets denominated in bolivars will decrease by approximately 1,200 million euros, as per the balance as of December 31, 2013.

On the other hand, it should be noted that Exchange regulations in Venezuela are in constant evolution. Thus, on February 20, 2014, the Government of Venezuela announced a complementary currency system identified as “SICAD 2”, in addition to those already in existence, which will revoke the Act of Illicit Exchange (“Ley de Ilícitos Cambiarios”) and will create an alternate market with bands of exchange rates, which will be regulated by the Central Bank of Venezuela. However, as of the date of authorization for issue of these consolidated financial statements, the system described in such announcement or the corresponding measures have not yet been formalized.

Organizational Restructuring of Telefónica Group

On February 26, 2014, the Board of Directors of Telefónica, S.A. has approved the implementation of a new organizational structure completely focused on clients and that incorporates the digital offering as the main focus for commercial policies. The structure gives greater visibility to local operations, bringing them closer to the corporate decision-making centre, simplifying the global structure and strengthening the transverse areas to improve flexibility and agility in decision makings.

Within this framework, Telefónica has created the role of the Chief Commercial Digital Officer, who will be responsible for fostering revenue growth. On the cost side, the Company has strengthened the role of the Chief Global Resources Officer. Both Officers will report directly to the Chief Operating Officer (COO), as will the local business CEOs for Spain, Brazil, Germany and the United Kingdom, in addition to the Latin American Unit, now without Brazil.

The new model integrates the activities carried out to date by Telefónica Digital, Telefónica Europe and Telefónica Latam into the Global Corporate Centre, thus simplifying the organization.

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Annual Corporate Governance Report for Listed Companies

A. Ownership structure

A.1.	Complete the following table on the company’s share capital:

Date of last modification	Share capital (€)	Number of shares	Number of voting rights
08-06-2012	4,551,024,586.00	4,551,024,586	4,551,024,586

Indicate whether different types of shares exist with different associated rights:

No

A.2.	List the direct and indirect holders of significant ownership interests in your organization at year-end, excluding directors:

Name or corporate name of shareholder	Number of direct voting rights	Number of indirect voting rights		% of total voting rights
		Name or corporate name of direct shareholder	Number of voting rights
Banco Bilbao Vizcaya Argentaria, S.A.				6.893
Banco Bilbao Vizcaya Argentaria, S.A.	313,681,635			6.893
		BBVA Seguros, S.A. de Seguros y Reaseguros	25,498	0.000
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”				5.427
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	0			0.000
		Caixabank, S.A.	246,251,707	5.411
		VidaCaixa, S.A. de Seguros y Reaseguros	42,940	0.000
		Compañía Andaluza de Rentas e Inversiones, S.A.	682,500	0.015
Blackrock, Inc.				3.895
Blackrock, Inc.	0	Blackrock Investment Management (UK)	177,257,649	3.895

Indicate the most significant movements in the shareholder structure during the year:

Name or corporate name of shareholder	Date of transaction	Description of transaction
—	—	—

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A.3.	Complete the following tables on company directors holding voting rights through company shares:

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights		% of total voting rights
		Name or corporate name of direct shareholder	Number of voting rights
Mr. César Alierta Izuel	4,419,548			0.097
Mr. Isidro Fainé Casas	508,875		0	0.011
Mr. José María Abril Pérez	94,586		108,386	0.004
Mr. Julio Linares López	418,946		1,887	0.009
Mr. José María Álvarez-Pallete López	325,841		0	0.007
Mr. Alfonso Ferrari Herrero	586,352		19,499	0.013
Mr. Antonio Massanell Lavilla	2,346		0	0.000
Mr. Carlos Colomer Casellas	49,360		63,190	0.002
Mr. Francisco Javier de Paz Mancho	55,273		0	0.001
Mr. Gonzalo Hinojosa Fernández de Angulo	87,725		447,474	0.012
Mr. Ignacio Moreno Martínez	12,713		0	0.000
Mr. José Fernando de Almansa Moreno-Barreda	19,449		0	0.000
Mr. Luiz Fernando Furlán	34,035		0	0.001
Ms. Eva Castillo Sanz	97,089		0	0.002
Mr. Pablo Isla Álvarez de Tejera	8,816		0	0.000
Mr. Peter Erskine	71,081		0	0.002
Mr. Santiago Fernández Valbuena	506,042		50,000	0.012

% of total voting rights held by the Board of Directors
				0,176

Complete the following tables on share options held by directors:

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights		Equivalent number of shares	% of total voting rights
		Direct shareholder	Number of voting rights
Mr. César Alierta Izuel	100,000		0	10,000,000	0.002
Mr. César Alierta Izuel 2	898,334		0	1,403,647	0.020
Mr. Julio Linares López	163,828		0	255,983	0.004
Mr. José María Álvarez-Pallete López	459,650		0	658,204	0.010
Ms. Eva Castillo Sanz	199,864		0	312,287	0.004
Mr. Santiago Fernández Valbuena	286,742		0	448,036	0.006

Telefónica, S.A.    232

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A.4.	Indicate, as applicable, any family, commercial, contractual or corporate relationships between owners of significant shareholdings, insofar as these are known by the company, unless they are insignificant or arise from ordinary trading or exchange activities:

Name or company name of related party	Type of relationship	Brief description
—	—	—

A.5.	Indicate, as applicable, any commercial, contractual or corporate relationships between owners of significant shareholdings, and the company and/or its group, unless they are insignificant or arise from ordinary trading or exchange activities:

Name or company name of related party	Type of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint shareholding with Telefónica Móviles España, S.A.U. in Mobipay España, S.A.
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint shareholding of Banco Bilbao Vizcaya Argentaria, S.A. (or any of its Group Companies), with Telefónica, S.A. and with Caixabank, S.A., in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C., Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.
Caja de Ahorros y Pensiones de Barcelona, “La Caixa”	Corporate	Joint shareholding of Caixabank, S.A. with Telefónica, S.A. and with Banco Bilbao Vizcaya Argentaria, S.A. (or any of its Group Companies ), in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C., Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.
Caja de Ahorros y Pensiones de Barcelona, “La Caixa”	Corporate	Joint shareholding of Caixa Card 1 Establecimiento Financiero de Crédito, S.A.U. with Telefónica Digital España, S.L., and with Banco Santander, S.A., in Ecosistema Virtual para la Promoción del Comercio, S.L.

Telefónica, S.A.    233

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A.6.	Indicate whether any shareholders’ agreements have been notified to the company pursuant to Articles 530 and 531 of the Corporate Enterprises Act (Ley de Sociedades de Capital, hereinafter “LSC” in Spanish). Provide a brief description and list the shareholders bound by the agreement, as applicable:

Yes

Shareholders bound by agreement
China Unicom (Hong Kong) Limited
Telefónica, S.A.

% of share capital affected
0.87

Brief description of the agreement:

In accordance with the provisions of Article 112, Section 2 of the Securities Market Act 24/1988, of July 28 (currently replaced by Article 531 Section 1 of the revised text of the Corporate Enterprises Act approved by Royal Decree-Law 1/2010, of 2 July), on October 22, 2009, the Company notified the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores, “CNMV” in Spanish) in writing that on September 6, 2009 Telefónica had entered into a mutual share exchange agreement with China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per Article 530 of the Corporate Enterprises Act. By virtue of these clauses, Telefónica may not, while the strategic partnership agreement is in force, offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited. In addition, China Unicom (Hong Kong) Limited undertook not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). This undertaking was rendered null and void when the aforementioned period of one year had elapsed.

At the same time, both parties also assumed similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited.

This mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009.

On January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica agreed to acquire through its subsidiary Telefónica Internacional, S.A.U. a number of China Unicom shares to the value of 500 million US dollars from third parties, within nine months from the agreement date. In recognition of China Unicom’s stake in Telefónica, the latter commits to proposing the appointment of a board member nominated by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s By-laws. The General Shareholders’ Meeting held on May 18, 2011 duly approved the appointment of China Unicom’s nominee, Mr. Chang Xiaobing, as member of the Board of Directors.

China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.

The Telefónica Group purchased China Unicom shares during 2011 to the amount of 358 million euros. At December 31, 2011, the Telefónica Group held a 9.57% stake in the company.

On June 10, 2012, Telefónica, S.A. through its wholly-owned subsidiary Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited, through a wholly-owned subsidiary, signed an agreement for the purchase by the latter of 1,073,777,121 shares in China Unicom (Hong Kong) Limited owned by Telefónica, equivalent to 4.56% of its total capital.

After securing the requisite regulatory authorizations, the sales transaction was completed on July 30, 2012.

Subsequent to the transaction, Telefónica and China Unicom remain firmly committed to their strategic partnership.

Telefónica, S.A.    234

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Telefónica agreed not to sell the shares it holds directly and indirectly in China Unicom for a period of 12 months as from the date of the agreement.

Telefónica will also continue to enjoy representation on China Unicom’s board of directors, while Telefónica’s Board of Directors will continue to include a representative of China Unicom.

Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable:

No

Shareholders involved in concerted action	% of share capital affected	Brief description of the concerted action
—	—	—

Expressly indicate any amendments to or termination of such agreements or concerted actions during the year:

—

A.7.	Indicate whether any individuals or bodies corporate currently exercise control or could exercise control over the company in accordance with Article 4 of the Spanish Securities’ Market Act (Ley del Mercado de Valores). If so, identify:

No

Name or corporate name

—

Remarks

—

Telefónica, S.A.    235

2013 Consolidated Financial Statements

A.8.	Complete the following tables on the company’s treasury shares:

At year end:

Number of shares held directly	Number of shares held indirectly (*)	% of total share capital
29,411,832	0	0.646

(*)	Through:

Name or corporate name of direct shareholder	Number of shares held directly
—	—

Total

Give details of any significant changes during the year, in accordance with Royal Decree 1362/2007:

Date of notification	Total number of direct shares acquired	Total number of indirect shares acquired	% of total share capital
11/02/2013	48,534,363	0	1.066
25/07/2013	49,692,373	0	1.092

A.9.	Give details of the applicable conditions and time periods governing any resolutions of the General Shareholders’ Meeting authorizing the Board of Directors to repurchase or transfer the treasury shares:

At Telefónica’s Ordinary General Shareholders’ Meeting held on June 2, 2010, the shareholders resolved to renew the authorization granted at the General Shareholders’ Meeting of June 23, 2009, for the derivative acquisition of treasury stock, either directly or through Group companies, in the terms literally transcribed below:

“To authorize, pursuant to the provisions of Section 75 et seq. of the Spanish Companies Act (Ley de Sociedades Anónimas, hereinafter “LSA” in Spanish), the derivative acquisition by Telefónica, S.A. – either directly or through any of the subsidiaries of which it is the controlling company – at any time and as many times as it deems appropriate, of its own fully-paid shares through purchase and sale, exchange or any other legal transaction.

The minimum price or consideration for the acquisition shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or consideration for the acquisition shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.

Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired pursuant to this authorization added to those already held by Telefónica, S.A. and any of its controlled subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.

It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.

To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.

To deprive of effect, to the extent of the unused amount, the authorization granted under Item IV on the Agenda by the Ordinary General Shareholders Meeting of the Company on June 23, 2009.”

Telefónica, S.A.    236

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A.10.	Indicate, as applicable, any restrictions on the transfer of securities and/or any restrictions on voting rights. In particular, indicate any type of restrictions that could impose obstacles to the takeover of the company by means of share purchases on the market:

Yes

Description of the restrictions

In accordance with Article 26 of the Corporate By-laws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 percent voting ceiling.

The 10 percent limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.

For the purposes of the provisions contained in the preceding paragraph, the provisions of Section 18 of the current Corporate Enterprises Act shall apply in order to decide whether or not a group of entities exists and to examine the situations of control indicated above.

In relation to the above and in accordance with the provisions of Article 527 of the Corporate Enterprises Act, any clauses in the By-laws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will be rendered null and void when, subsequent to a takeover bid, the buyer has a stake equal to or over 70 percent of share capital which confers voting rights, unless the buyer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

A.11.	Indicate whether the General Shareholders’ Meeting has agreed to take neutralization measures to prevent a public takeover bid by virtue of the provisions of Act 6/2007.

No

If applicable, explain the measures adopted and the terms under which these restrictions may be lifted:

—

A.12.	Indicate whether the company has issued securities not traded in a regulated market of the European Union.

Yes

If so, identify the various classes of shares and, for each class of shares, the rights and obligations they confer.

The shares of Telefónica, S.A. are traded on the Spanish Continuous Markets, as well as on the markets of New York, London, Lima and Buenos Aires, and all share the same characteristics, rights and obligations.

Telefónica, S.A.     237

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On the stock markets of New York and Lima, Telefónica, S.A.’s shares are traded via American Depositary Shares (ADSs), with each ADS representing one share in the Company.

Telefónica, S.A.    238

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B.	General Shareholders’ Meeting

B.1.	Indicate the quorum required for constitution of the General Shareholders’ Meeting established in the company’s By-laws. Describe how it differs from the system of minimum quorums established in the Corporate Enterprises Act (Ley de Sociedades de Capital, hereinafter “LSC” in Spanish).

No

	Quorum % other than that established in Article 193 of the LSC for general cases	Quorum % other than that established in Article 194 of the LSC for the special cases described in Article 194
Quorum required for first call	0	0
Quorum required for second call	0	0

Description of the differences

—

B.2.	Indicate and, as applicable, describe any differences between the company’s system of adopting corporate resolutions and the framework established in the LSC:

No

Describe how they differ from the rules established in the LSC.

—

B.3.	Indicate the rules governing amendments to the company’s By-laws. In particular, indicate the majorities required to amend the By-laws and, if applicable, the rules for protecting shareholders’ rights when changing the By-laws.

The Articles of Association and the Rules of Procedure of the Telefónica General Meeting of Shareholders award the General Meeting of Shareholders the power to amend the Articles of Association (articles 15 and 5, respectively), referring otherwise to the applicable legal provisions.

The procedure to amend the Articles of Association is set down in articles 285 and thereafter in the Capital Enterprises Act, and requires approval by the General Meeting of Shareholders with the majorities foreseen in articles 194 and 201 of the aforementioned Act. In particular, the General Meeting is held to deliberate amendments to the Articles of Association, including capital increases and decreases, eliminating or limiting the right to first refusal to buy shares, and the transformation, merger, spin-off and global conveyance of assets and liabilities and transferring the registered office abroad. At the first meeting, these decisions require the attendance of shareholders or representatives of shareholders representing at least fifty percent of the subscribed capital with voting rights. If there is not a sufficient quorum, a General Meeting will be held where the attendance of at least 25 percent of the subscribed stock capital with voting rights. Where the shareholders in attendance represent less than fifty percent of the subscribed capital with voting rights, the decisions referred to in the paragraph above may only be validly adopted with the vote in favour of at least two thirds of the capital presented or represented at the Meeting.

Pursuant to the provisions of article 286 of the Capital Enterprises Act, in the event the Articles of Association are amended, the Directors or, where applicable, the partners tabling the proposal must write the full text of their proposal amendment, and a written report to justify the change, which must be made available to the shareholders for the General Meeting called to deliberate on said amendment.

Furthermore, and pursuant to article 287 of the Capital Enterprises Act, the announcement of a meeting of the General Assembly should explicitly state with due clarity the points to be amended, and mention the right of all partners to examine the full text of the proposal amendment and the report at the company’s headquarters, and to request the delivery or sending of said documents free of charge.

Telefónica, S.A.    239

2013 Consolidated Financial Statements

Article 291 of the Capital Enterprises Act set out that where changes to the Articles of Association involve new obligations for the partners the affected parties must give their consent to the decision. Equally, if the amendment directly or indirectly affects a class of shareholders, or part thereof, the provisions of article 293 of the aforementioned Act must be applied.

The General Assembly voting procedure on proposals is governed by Telefónica’s internal regulations (in particular, article 23 of the Rules of Procedure of the General Assembly). These state, i.a., that each substantially independent article of group of articles shall be voted on separately.

B.4.	Indicate the attendance figures for the General Shareholders’ Meetings held during the year:

	Attendance data
Date of general meeting			% remote voting
	% attending in person	% by proxy	Electronic means	Other	Total
31/05/2013	7.126	47.349	0.009	0.587	54.475
14/05/2012	16.240	38.040	0.004	0.310	54.280

B.5.	Indicate whether the bylaws impose any minimum requirement on the number of shares required to attend the General Shareholders’ Meetings:

Yes

Number of shares required to attend the General Shareholders’ Meetings
300

B.6.	Indicate whether decisions involving a fundamental corporate change (“subsidiarization”, acquisitions/disposals of key operating assets, operations that effectively entail the company’s liquidation) must be submitted to the General Shareholders’ Meeting for approval or ratification even when not expressly required under company law.

Yes

Both Article 15 of the Company’s By-laws and Article 5 of the Regulations for the General Shareholders’ Meeting expressly define the following powers among those conferred on the general Shareholders’ Meeting:

•	The transformation of the Company into a holding company through “subsidiarization” or by entrusting subsidiaries with the conduct of core activities theretofore carried out by the Company itself.

•	The acquisition or disposal of essential operating assets, when this entails an effective amendment of the corporate purpose.

•	Transactions, the effect of which is tantamount to liquidating the Company and, especially, the approval of the final balance sheet upon liquidation.

B.7.	Indicate the address and mode of accessing corporate governance content on your company’s website as well as other information on General Meetings which must be made available to shareholders on the website.

Telefónica complies with applicable legislation and best practices in terms of the content of its website concerning Corporate Governance. In this respect, it fulfills both the technical requirements for access to the Company’s website and the requirements on the content thereof (including information on the General Shareholders’ Meetings) through direct access from the homepage of Telefónica, S.A. www.telefonica.com in the section “Shareholders and Investors” (www.telefonica.com/accionistaseinversores), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.

All the available information included on the Telefónica website, except for certain specific documents, is available in two languages: Spanish and English.

Telefónica, S.A.    240

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C.	Company management structure

C.1.	Board of Directors

C.1.1.	List the maximum and minimum number of directors included in the bylaws:

Maximum number of directors	20
Minimum number of directors	5

C.1.2.	Complete the following table with board members’ details:

Name or corporate name of director	Representative	Position on the board	Date of first appointment	Date of last appointment	Election procedure
Mr. César Alierta Izuel	—	Chairman	29/01/1997	14/05/2012	Vote at General Shareholders’ Meeting
Mr. Isidro Fainé Casas	—	Vice Chairman	26/01/1994	18/05/2011	Vote at General Shareholders’ Meeting
Mr. José María Abril Pérez	—	Vice Chairman	25/07/2007	31/05/2013	Vote at General Shareholders’ Meeting
Mr. Julio Linares López	—	Vice Chairman	21/12/2005	18/05/2011	Vote at General Shareholders’ Meeting
Mr. José María Álvarez-Pallete López	—	Chief Executive Officer	26/07/2006	14/05/2012	Vote at General Shareholders’ Meeting
Mr. Alfonso Ferrari Herrero	—	Director	28/03/2001	18/05/2011	Vote at General Shareholders’ Meeting
Mr. Antonio Massanell Lavilla	—	Director	21/04/1995	18/05/2011	Vote at General Shareholders’ Meeting
Mr. Carlos Colomer Casellas	—	Director	28/03/2001	18/05/2011	Vote at General Shareholders’ Meeting
Mr. Chang Xiaobing	—	Director	18/05/2011	18/05/2011	Vote at General Shareholders’ Meeting
Mr. Francisco Javier de Paz Mancho	—	Director	19/12/2007	31/05/2013	Vote at General Shareholders’ Meeting
Mr. Gonzalo Hinojosa Fernández de Angulo	—	Director	12/04/2002	14/05/2012	Vote at General Shareholders’ Meeting
Mr. Ignacio Moreno Martínez	—	Director	14/12/2011	14/05/2012	Vote at General Shareholders’ Meeting
Mr. José Fernando de Almansa Moreno-Barreda	—	Director	26/02/2003	31/05/2013	Vote at General Shareholders’ Meeting
Mr. Luiz Fernando Furlán	—	Director	23/01/2008	31/05/2013	Vote at General Shareholders’ Meeting
Ms. Eva Castillo Sanz		Director	23/01/2008	31/05/2013	Vote at General Shareholders’ Meeting
Mr. Pablo Isla Álvarez de Tejera	—	Director	12/04/2002	14/05/2012	Vote at General Shareholders’ Meeting
Mr. Peter Erskine	—	Director	25/01/2006	18/05/2011	Vote at General Shareholders’ Meeting
Mr. Santiago Fernández Valbuena	—	Director	17/09/2012	31/05/2013	Vote at General Shareholders’ Meeting

Total number of directors
18

Indicate any board members who left during this period:

Name or corporate name of director	Type of directorship at time of leaving	Leaving date
—	—	—

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C.1.3.	Complete the following tables on board members and their respective categories:

EXECUTIVE DIRECTORS

Name or corporate name of director	Committee proposing appointment	Post held in the company
Mr. César Alierta Izuel	Nominating, Compensation and Corporate Governance Committee	Executive Chairman
Mr. José María Álvarez-Pallete López	Nominating, Compensation and Corporate Governance Committee	Chief Operating Officer (COO.)
Ms. Eva Castillo Sanz	Nominating, Compensation and Corporate Governance Committee	Chairwoman Telefónica Europe
Mr. Santiago Fernández Valbuena	Nominating, Compensation and Corporate Governance Committee	Chairman Telefónica Latin America

Total number of executive directors		4
% of the board		22.222

EXTERNAL PROPRIETARY DIRECTORS

Name or corporate name of director	Committee proposing appointment	Name or corporate name of significant shareholder represented or proposing appointment
Mr. Isidro Fainé Casas	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. José María Abril Pérez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Antonio Massanell Lavilla	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. Chang Xiaobing	Nominating, Compensation and Corporate Governance Committee	China Unicom (Hong Kong) Limited
Mr. Ignacio Moreno Martínez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.

Total number of proprietary directors		5
% of the board		27.778

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2013 Consolidated Financial Statements

INDEPENDENT EXTERNAL DIRECTORS

Name or corporate name of director	Profile
Mr. Alfonso Ferrari Herrero	Industrial Engineer. Formerly Executive Chairman of Beta Capital, S.A. and senior manager at Banco Urquijo.
Mr. Carlos Colomer Casellas	Graduate in Economics. Was Chairman of the Colomer Group until 2013.
Mr. Francisco Javier de Paz Mancho	Graduate in Information and Advertising. Law Studies. IESE Business Management Program. Formerly Chairman of the State- owned company MERCASA.
Mr. Gonzalo Hinojosa Fernández de Angulo	Industrial Engineer. Formerly Chairman and CEO of Cortefiel Group.
Mr. Luiz Fernando Furlán	Degrees in chemical engineering and business administration, specializing in financial administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.
Mr. Pablo Isla Álvarez de Tejera	Law Graduate. Member of the Body of State Lawyers (on sabbatical). Chairman and CEO of Inditex, S.A.
Mr. Peter Erskine	Psychology Graduate. Was General manager of Telefónica Europe until 2007. Currently Chairman of Ladbrokes, Plc.
Mr. José Fernando de Almansa Moreno-Barreda	Law Graduate. Joined the diplomatic corps in 1974 and was appointed by His Majesty the King [Juan Carlos I] as Chief of the Royal Household in 1993, with the rank of Minister, and is currently Personal Adviser to His Majesty the King.

Total number of independent directors	8
% of the board	44.444

List any independent directors who receive from the company or group any amount or payment other than standard director remuneration or who maintain or have maintained during the period in question a business relationship with the company or any group company, either in their own name or as a significant shareholder, director or senior manager of an entity which maintains or has maintained the said relationship.

No

If applicable, include a statement from the board detailing the reasons why the said director may carry on their duties as an independent director.

Name or corporate name of director	Description of the relationship	Reasons
—		—

Other External Directors

Name or corporate name of director	Committee notifying or proposing appointment
Mr. Julio Linares López	Nominating, Compensation and Corporate Governance Committee

Total number of Other External Directors	1
% of the board	5.556

List the reasons why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders.

Name or corporate name of director	Reasons	Company, executive or shareholder with whom the relationship is maintained
Mr. Julio Linares López	On September 17, 2012, Mr. Julio Linares López resigned from his post as COO of Telefónica, S.A. and his managerial post in the Telefónica Group and therefore went from being an Executive Director to being classified in the “Other External Directors” category.	Telefónica, S.A.

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List any changes in the category of each director which have occurred during the year.

Name or corporate name of director	Date of change	Previous classification	Current classification
Mr. José Fernando de Almansa Moreno-Barreda	26/06/2013	Other External	Independent

C.1.4.	Complete the following table on the number of female directors over the past four years and their category:

	Number of female directors			% of total directors of each type
	Year t	Year t-1	Year t-2	Year t-3	Year t	Year t-1	Year t-2	Year t-3
Executive	1	1	0	0	25	25	0	0
Proprietary	0	0	0	0	0	0	0	0
Independent	0	0	1	1	0	0	12.5	12.5
Other External	0	0	0	0		0	0

Total:	1	1	1	1	25	25	12.5	12.5

C.1.5.	Explain the measures, if applicable, which have been adopted to ensure that there is a sufficient number of female directors on the board to guarantee an even balance between men and women.

Explanation of measures

The search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to coopt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. Eva Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a term of five years. On September 17, 2012, Ms. Eva Castillo Sanz was appointed as Chairwoman of Telefónica Europe, and therefore changed from being an Independent Director to an Executive Director.

Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a recommendation from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and Secretary to the Board of Directors of Telefónica.

Article 10.3.of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the Board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.

C.1.6.	Explain the measures taken, if applicable, by the Nomination Committee to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors, and whether the company makes a conscious effort to search for female candidates who have the required profile.

Explanation of measures

In accordance with Article 10.3 of the Board Regulations, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.

Telefónica, S.A.    244

2013 Consolidated Financial Statements

When, despite the measures taken, there are few or no female directors, explain the reasons:

Explanation of reasons

All the measures and processes agreed and adopted by the Board of Directors and the Nominating, Compensation and Corporate Governance Committee to ensure the number of females on the Board guarantees an even balance and to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors have been implemented and initiated by the Company. No circumstance arose however during 2013 requiring the current composition of the Board of Directors to be altered.

C.1.7.	Explain how shareholders with significant holdings are represented on the board.

As stated in Section C.1.3 of this Annual Corporate Governance Report, at December 31, 2013, the group of External Directors of Telefónica, S.A. was composed of 14 members (of a total of 18 Board members), of whom five are Proprietary Directors, eight are Independent Directors and one falls under the “Other External Directors” category.

Of the five Proprietary Directors, two act in representation of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), which holds 5.43% of the capital of Telefónica, S.A., two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 6.89% of the capital, and one acts in representation of China Unicom (Hong Kong) Limited (China Unicom) which holds a 1.41% stake.

Telefónica, S.A.    245

2013 Consolidated Financial Statements

C.1.8.	Explain, when applicable, the reasons why proprietary directors have been appointed upon the request of shareholders who hold less than 5% of the share capital:

Name or corporate name of shareholder	Reasons
China Unicom (Hong Kong) Limited

As explained in Section A.6 of this report, on January 23, 2011, expanding on their existing strategic alliance, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica also agreed to propose the appointment of a board member nominated by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s By-laws.

The General Shareholders’ Meeting held on May 18, 2011 approved the appointment of China Unicom’s nominee, Mr. Chang Xiaobing, as member of the Board of Directors in accordance with the addendum to the Strategic Partnership Agreement signed in January 2011. This commitment to China Unicom is a consequence of the Strategic Partnership, which is intended to strengthen Telefónica’s position in the global communications market.

Provide details of any rejections of formal requests for board representation from shareholders whose equity interest is equal to or greater than that of other shareholders who have successfully requested the appointment of proprietary directors. If so, explain why these requests have not been entertained:

No

C.1.9.	Indicate whether any director has resigned from office before their term of office has expired, whether that director has given the board his/her reasons and through which channel. If made in writing to the whole board, list below the reasons given by that director:

No

Name of director	Reasons for resignation
—	—

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2013 Consolidated Financial Statements

C.1.10.	Indicate what powers, if any, have been delegated to the Chief Executive Officer:

Name or corporate name of director	Brief description
Mr. César Alierta Izuel – Executive Chairman (Chief Executive Officer)

The Chairman of the Company, as the Executive Chairman, has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Corporate By-laws, or by the Regulations of the Board of Directors which establishes, in Article 5.4, the competencies that the Board of Directors reserves itself, and may not delegate.

Article 5.4 specifically stipulates that the Board of Directors reserves the power to: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its Committees and the Chairman; (iii) appoint Senior Executives, as well as determine the remuneration of Directors and Senior Executives; and (iv) decide on strategic investments.

Mr. José María Álvarez-Pallete López – Chief Operating Officer	The Chief Operating Officer (COO) has been delegated those powers of the Board of Directors related to the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, under the Corporate By-laws or according to the Regulations of the Board of Directors.

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2013 Consolidated Financial Statements

C.1.11.	List the directors, if any, who hold office as directors or executives in other companies belonging to the listed company’s group:

Name or corporate name of director	Corporate name of the group company	Post
	Telefónica Chile, S.A.	Acting Director
Mr. Alfonso Ferrari Herrero	Telefónica del Perú, S.A.A.	Director
	Telefónica Brasil, S.A.	Director
Mr. Francisco Javier de Paz Mancho	Telefónica de Argentina, S.A.	Director
Mr. Gonzalo Hinojosa Fernández de Angulo	Telefónica del Perú, S.A.A.	Director
	Telefónica Brasil, S.A.	Director
Mr. José Fernando de Almansa Moreno-Barreda	Telefónica Móviles México, S.A. de C.V.	Director
Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director
	Telefónica Czech Republic, A.S.	Chairman of Supervisory Board
	Telefónica Deutschland Holding, A.G.	Chairman of Supervisory Board
	Telefónica Europe, Plc.	Chairman and CEO
Ms. Eva Castillo Sanz	Tuenti Technologies, S.L.	Chairwoman
	Colombia Telecomunicaciones, S.A. Esp	Director
	Telefónica América, S.A.	Chairwoman
	Telefónica Brasil, S.A.	Vice Chairwoman
	Telefónica Capital, S.A.	Sole Director
	Telefónica Chile, S.A.	Acting Director
	Telefónica Internacional, S.A.U.	Chairwoman
Mr. Santiago Fernández Valbuena	Telefónica Móviles México, S.A. de C.V.	Vice Chairman

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2013 Consolidated Financial Statements

C.1.12.	List any company board members who sit on the boards of directors of other non-group companies that are listed on official securities markets in Spain, insofar as these have been disclosed to the company.

Name or corporate name of director	Name of listed company	Post
Mr. César Alierta Izuel	International Consolidated Airlines Group, S.A. (“IAG”)	Director
	Caixabank, S.A.	Chairman
	Abertis Infraestructuras, S.A.	First Vice Chairman
Mr. Isidro Fainé Casas	Repsol, S.A.	First Vice Chairman
	Banco Portugués de Investimento, S.A. (BPI)	Director
	The Bank of East Asia	Director
	Abertis Infraestructuras, S.A.	Director
	Inversiones Mobiliarias Urquiola, S.A. SICAV	Chairman
Mr. Carlos Colomer Casellas	Ahorro Bursatil, S.A. SICAV	Chairman
Ms. Eva Castillo Sanz	Bankia, S.A.	Director
Mr. Pablo Isla Alvarez de Tejera	Inditex, S.A.	Chairman- CEO
	Brasil Foods, S.A. (BRF)	Director
Mr. Luiz Fernando Furlán	AGCO Corporation	Director
Mr. Ignacio Moreno Martínez	Secuoya, Grupo de Comunicación, S.A.	Director
Mr. Santiago Fernández Valbuena	Ferrovial, S.A.	Director
Mr. Peter Erskine	Ladbrokes, Plc	Chairman
Mr. Antonio Massanell Lavilla	Boursorama, S.A.	Director
Mr. Chang Xiaobing	China United Network Communications Limited	Chairman
	China Unicom (Hong Kong) Limited	Chairman and CEO

C.1.13.	Indicate and, where appropriate, explain whether the company has established rules about the number of boards on which its directors may sit:

Yes

Explanation of rules

The Regulations of the Board of Directors (Article 28.2) establish as one of the obligations of the Directors that they must devote the time and efforts required to perform their duties and, to such end, shall report to the Nominating, Compensation and Corporate Governance Committee on their other professional obligations if they might interfere with the performance of their duties as Directors.

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2013 Consolidated Financial Statements

C.1.14.	Indicate the company’s general policies and strategies that are reserved for approval by the Board of Directors in plenary session:

Investment and financing policy	Yes
Design of the structure of the corporate group	Yes
Corporate governance policy	Yes
Corporate social responsibility policy	Yes
Strategic or business plans, management targets and annual budgets	Yes
Remuneration and evaluation of senior officers	Yes
Risk control and management, and the periodic monitoring of internal information and control systems	Yes
Dividend policy, as well as the policies and limits applying to treasury stock	Yes

C.1.15.	List the total remuneration paid to the Board of Directors in the year:

Board remuneration (thousands of euros)	23,453
Amount of total remuneration corresponding to accumulated pension rights (thousands of euros)	1,263

Total board remuneration (thousands of euros)	24,716

C.1.16.	List any members of senior management who are not executive directors and indicate total remuneration paid to them during the year:

Name or corporate name	Position(s)
Mr. Guillermo Ansaldo Lutz	General Manager of Global Resources
Mr. Matthew Key	Chairman Telefónica Digital
Mr. Eduardo Navarro de Carvalho	Director of Strategies and Partnerships
Mr. Ramiro Sánchez de Lerín García-Ovies	General Secretary and of the Board of Directors
Mr. Ángel Vilá Boix	General Manager of Finance and Corporate Development
Mr. Ignacio Cuesta Martín-Gil	Director Internal Audit

Total remuneration received by senior management (in thousands of euros)
12,130

Telefónica, S.A.    250

2013 Consolidated Financial Statements

C.1.17.	List, if applicable, the identity of those directors who are likewise members of the boards of directors of companies that own significant holdings and/or group companies:

Name or corporate name of director	Name or corporate name of significant shareholder	Post
Chairman of Criteria Caixaholding, S.A.
Chairman of Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. Isidro Fainé Casas	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Chairman of Caixabank, S.A.
Director of Bousorama, S.A.
Chairman of Barcelona Digital Technological Centre
Mr. Antonio Massanell Lavilla	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Director of Mediterranea Beach & Golf Community, S.A.
Acting Director of Grupo Financiero BBVA Bancomer, S.A. de C.V.

Mr. José Fernando de Almansa Moreno-Barreda	Banco Bilbao Vizcaya Argentaria, S.A.	Acting Director of BBVA Bancomer, S.A.

List, if appropriate, any relevant relationships, other than those included under the previous heading, that link members of the Board of Directors with significant shareholders and/or their group companies.

Name or company name of director with relationship	Name or company name of significant shareholder with relationship	Description of relationship
Mr. Antonio Massanell Lavilla	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	General Manager of Caixabank, S.A.
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly General Manager of Wholesale and Investment Banking
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.	Formerly General Manager of Chairman’s Office

Telefónica, S.A.    251

2013 Consolidated Financial Statements

C.1.18.	Indicate whether any changes have been made to the board regulations during the year.

Yes

Description of amendments

At its meeting held on June 26, 2013, Telefónica, S.A.’s Board of Directors approved the partial modification of the Regulations of the Board of Directors and a new revised text thereof, for the primary purpose of: i) improving its regulation in accordance with best practices; ii) including the latest legislative changes; and iii) revising its entire wording to systemize and standardize the content and expression thereof in line with the Corporate By-laws and Rules for the General Shareholders’ Meeting (previously amended by the Company’s Ordinary General Shareholders’ Meeting on May 31, 2013). Consequently, the articles thereof were reworked and renumbered.

In particular, the amendments to the Regulations of the Board of Directors introduced in June 2013 were as follows:

1.- Addition of a new Article 17 to include the post of Lead Independent Director to improve good corporate governance, reflecting the amendments to the By-laws.

2.- Amendment to articles 17, 18, 20 and 21 (which became articles 18, 19, 21 and 22, respectively), to incorporate the improvements approved to the Company Statutes as regards the functioning of the Board of Directors and its Committees. First, article 17 was amended (now article 18) to include the option of a meeting of the Board of Directors being called by a group of at least one third of its members, a power provided for under the Law and which, after the changes made by the last Ordinary General Meeting of Shareholders, held in 2012, was already included in the Company Statutes. Equally, in line with the amendments proposed to the Company Statutes, minor changes were made to articles 18 and 20 (now articles 19 and 21) to specify the majorities needed to pass decisions in the Board of Directors and Executive Committee, respectively, and to introduce flexibility, in article 21 (now article 22) regarding the composition of the Audit and Control Committee by deleting the maximum number of members.

3.- Amendment to articles 19 and 22 (now articles 20 and 23, respectively) and deletion of articles 24 and 26 to change the structure of the Committees of the Board of Directors and make improvements to the rules of procedure governing the Committee on Appointments, Remuneration and Good Governance. With the overall aim of improving the functioning of the Board of Directors and, in particular, to rationalise how many committees it has and strengthen their role, the structure of the Committees of the Board of Directors was reorganised, eliminating the International Affairs Committee and the Committee on Human Resources, Reputation and Corporate Responsibility, and boosting the role of the Committee on Appointments, Remuneration and Good Governance. With respect to the latter, after incorporating its rules of procedure into the Company Statutes and establishing it as a statutory body, thus placing it on the same level as the Audit and Control Committee, its powers on reputation and corporate responsibility were expanded to include those previously held by the Committee on Human Resources, Reputation and Corporate Responsibility. A full list of its powers was drawn up, adding the Secretary and Vice-Secretary to the Board and the Independent Coordinator Member to the list of posts whose appointment is subject to the opinion of or proposal by this Committee.

4. - Amendment to Article 36 (which was renumbered Article 35) to include a specific reference to the publication of the Report on Directors’ Compensation on the corporate website.

5. - A new revised text to introduce technical improvements and standardize its wording and renumber the chapters, titles and articles in order.

These modifications were notified to the Spanish Securities Market Commission and inscribed in the Mercantile Register of Madrid on July 25, 2013.

C.1.19.	Indicate the procedures for appointing, re-electing, appraising and removing directors. List the competent bodies and the processes and criteria to be followed for each procedure.

Selection and appointment

Telefónica’s Bylaws state that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders’ Meeting. The Board of Directors may, in accordance with the Corporate Enterprises Act and the Company Bylaws, provisionally co-opt Directors to fill any vacancies.

To this effect the Board of Directors shall have the power to fill, on an interim basis, any vacancies that may occur therein, by appointing, in such manner as is legally allowed, the persons who are to fill such vacancies until the holding of the next General Shareholders’ Meeting.

Also, in all cases, proposed appointments of Directors must follow the procedures set out in the Company’s Bylaws and Regulations of the Board of Directors and be preceded by the appropriate favorable report by the Nominating, Compensation and Corporate Governance Committee and in the case of independent Directors, by the corresponding proposal by the Committee.

Therefore, in exercise of the powers delegated to it, the Nominating, Compensation and Corporate Governance Committee must report, based on criteria of objectivity and the best interests of the Company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.

In line with the provisions of its Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders’ Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors. Similarly, the Board shall ensure that the total number of independent Directors represents at least one third of the total number of Board members.

Similarly the nature of each Director shall be explained by the Board of Directors to the shareholders at the General Shareholders’ Meeting at which the appointment thereof must be made or ratified. Furthermore, such nature shall be reviewed annually by the Board after verification by the Nominating, Compensation and Corporate Governance Committee, and reported in the Annual Corporate Governance Report.

In any case, and in the event of re-election or ratification of Directors by the General Shareholders’ Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.

Lastly, both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that those proposed for the post of Director should be persons of recognized caliber, qualifications and experience, who are willing to devote the time and effort necessary to carrying out their functions, and shall take extreme care in the selection of persons to be appointed as independent Directors.

Re-election

Directors are appointed for a period of five years, and may be re-elected for one or more subsequent five-year periods.

As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors, by the corresponding proposal by the Committee.

Evaluation

In accordance with the Regulations of the Board of Directors, the latter reserves expressly the duty to approve on a regular basis its functioning and the functioning of its Committees, it being the duty of the Nominating, Compensation and Corporate Governance Committee to organize and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said Body.

In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.

Removal or dismissal

Directors’ shall cease to hold office when the term for which they were appointed expires, or when so resolved by the shareholders at the General Shareholders’ Meeting in the exercise of the powers legally granted to them.

The Board of Directors shall not propose the removal of any independent Director prior to the end of the Bylaw-mandated period for which they have been appointed, unless there are due grounds therefore acknowledged by the Board alter a report from the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent to his position.

The removal of independent Directors may also be proposed as a result of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.

C.1.20.	Indicate whether the board has evaluated its performance during the year:

Yes

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2013 Consolidated Financial Statements

Explain, if applicable, to what extent this evaluation has prompted significant changes in its internal organization and the procedures applicable to its activities:

Description of amendments

In a meeting on February 26, 2013 the Nominating, Compensation and Corporate Governance Committee revised and analyzed the results of Telefónica, S.A.’s evaluation of the performance in 2012 of the Board of Directors and its Committees and of the Company’s General Meeting, concluding that, on the whole, they were highly satisfied with the organization and activities of these governing bodies.

Furthermore, and as a result of this evaluation, certain improvement points were identified. In view of this and after an exhaustive examination and analysis of the results obtained, the Board followed the Nominating, Compensation and Corporate Governance Committee’s proposal and approved the suggested improvements described hereon in order to optimize the operation of the Company’s governing bodies:

i)	Continue to work towards ensuring the earliest possible submission of the documentation and information needed to examine and analyze in advance matters tabled for discussion at Board meetings.

ii)	Assess the analysis of the Company’s current corporate governance structure, insofar as it relates to the Board Committees, for the purpose of proposing appropriate improvement measures.
iii)	Once the “Board Library” (electronic repository of Board documentation) has been set up, continue to optimize the use of electronic media.

iv)	Oversee all necessary measures in order to ensure the General Shareholders’ Meetings of the Company are conducted normally.

C.1.21.	Indicate the cases in which directors must resign.

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation in the following cases:

a)	When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed no longer exist.

b)	When they are affected by any of the cases of incompatibility or prohibition established by Law.

c)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfill any of their obligations as Directors.

d)	When their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardize its interests.

The conditions listed above under Recommendation C.1.19 “Removal” above must also be taken into consideration.

C.1.22.	Indicate whether the duties of chief executive officer fall upon the Chairman of the Board of Directors. If so, describe the measures taken to limit the risk of powers being concentrated in a single person:

Yes

Measures for limiting risk

•	The Company’s Articles of Association (article 32) and the Rules of Procedure of the Board of Directors (article 17) cover and regulate the role of the Lead Director, whose functions and tasks include the following:

a) To coordinate the work of External Directors appointed by the Company to defend the interests of all company shareholders and represent the concerns of said Directors;

b) To request the Chairman of the Board of Directors call a meeting of the Board when appropriate under Good Governance practices;

Telefónica, S.A.    253

2013 Consolidated Financial Statements

c) Consequently, to request the inclusion of certain matters on the Agenda of meetings of the Board of Directors;

d) To direct the Board of Directors when it evaluates the Chairman of the Board.

Mr. Alfonso Ferrari Herrero was appointed as Lead Director by the Board of Directors in its meeting of May 31, 2013.

•	At its meeting on the 17th of September 2012 the Company Board of Directors agreed to appoint Mr. José María Álvarez Pallete-López as Chief Operating Officer of Telefónica, S.A., reporting directly to the Chairman and with responsibilities for all of the Business Units in Telefónica Group. Between the 19th of December 2007 and the 17th of September 2012, the Chief Operating Officer of the Company was Mr. Julio Linares López.

•	Equally, pursuant to the provisions of article 28 of the Rules of Procedure of the Board of Directors, any Member of the Board can urge that a meeting of the Board of Directors be called when he deems necessary, or request the inclusion on the Agenda of any matters he considers pertinent.

•	Otherwise, as per the Rules of Procedure of the Board of Directors, the Chairman must at all times act in accordance with the guidelines set by the General Meeting of Shareholders and the Board of Directors.

•	In the same manner, all decisions of particular importance to the Company are submitted for prior approval to the Board of Directors or the Executive Committee, depending on the case in question.

•	It also states that the Board of Directors has exclusive competence over certain matters, such as: general policy and strategies; evaluation of the Board, its Committees and its Chairman, appointment of Senior Managers; remuneration of Board Members and Senior Managers; and strategic investments.

•	Additionally, reports and proposals from certain Committees of the Board of Directors are required to take some decisions.

•	Finally, it is important to highlight that the Chairman does not have a casting vote on the Board of Directors.

Indicate, and if necessary, explain whether rules have been established that enable any of the independent directors to convene board meetings or include new items on the agenda, to coordinate and voice the concerns of external directors and oversee the evaluation by the Board of Directors.

Yes

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2013 Consolidated Financial Statements

Explanation of rules

Subsequent to the Ordinary General Shareholders’ Meeting on May 31, 2013, the Company’s By-laws (Article 32) and, since June 2013, the Regulations of the Board of Directors (Article 17), set forth and regulate the position of Lead Director (Consejero Independiente Coordinador), the duties and tasks of which include:

a) Coordinating the work of the External Directors appointed by the Company, in defense of the interests of all shareholders of the Company, and hearing the concerns of such directors.

b) Requesting the Chairman of the Board of Directors call a meeting of the Board of Directors when appropriate in accordance with good governance rules.

c) In said instances, requesting the inclusion of certain items on the agenda for meetings of the Board of Directors.

d) Directing the evaluation by the Board of Directors of its Chairman.

In its meeting of May 31, 2013, the Board also appointed the Chairman of the Nominating, Compensation and Corporate Governance Committee, Mr. Alfonso Ferrari Herrero, as Lead Director.

C.1.23.	Are qualified majorities, other than legal majorities, required for any type of decisions?:

No

If applicable, describe the differences.

Description of differences

—

C.1.24.	Indicate whether there are any specific requirements, apart from those relating to the directors, to be appointed Chairman.

Yes

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Description of requirements

In order for a Director to be appointed Chairman, said Director must have served on the Board for at least three years prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

C.1.25.	Indicate whether the Chairman has the casting vote:

No

Matters where the Chairman has the casting vote

—

C.1.26.	Indicate whether the bylaws or the regulations of the Board of Directors set any age limit for directors:

No

Age limit for Chairman	Age limit for CEO	Age limit for directors
0	0	0

C.1.27.	Indicate whether the bylaws or the regulations of the Board of Directors set a limited term of office for independent directors:

No

Maximum number of years in office

—

C.1.28.	Indicate whether the bylaws or board regulations stipulate specific rules on appointing a proxy to the board, the procedures thereof and, in particular, the maximum number of proxy appointments a director may hold. Also indicate whether only one director of the same category may be appointed as a proxy. If so, give brief details:

In accordance with Article 19 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavor to ensure that the proxy they grant to another member of the Board includes, as far as is practicable, appropriate instructions. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.

Article 34.4 of the By-laws also establishes that all Directors who are absent may grant a proxy in writing to another Director who is in attendance, with the right to speak and to vote, at the meeting or session to which the proxy refers. The Director granting the proxy shall endeavor, to the extent possible, to include voting instructions in the proxy document.

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2013 Consolidated Financial Statements

C.1.29.	Indicate the number of board meetings held during the year and how many times the board has met without the Chairman’s attendance. Attendance will also include proxies appointed with specific instructions:

Number of board meetings	14
Number of Board meetings held without the Chairman’s attendance	1

Indicate the number of meetings of the various board committees held during the year:

Number of meetings of the Executive or Delegated Committee	19
Number of meetings of the Audit and Compliance Committee	10
Number of meetings of the Nomination and Remuneration Committee	11
Number of meetings of the Nomination Committee	0
Number of meetings of the Remuneration Committee	0
Number of meetings of the Regulation Committee	3
Number of meetings of the Service Quality and Customer Service Committee	3
Number of meetings of the Institutional Affairs Committee	6
Number of meetings of the Strategy Committee	10
Number of meetings of the Innovation Committee	11

C.1.30.	Indicate the number of board meetings held during the year with all members in attendance. Attendance will also include proxies appointed with specific instructions:

Directors’ attendance	8
% of attendances of the total votes cast during the year	97.62

C.1.31.	Indicate whether the consolidated and individual financial statements submitted for authorization by the board are certified previously:

No

Identify, where applicable, the person(s) who certified the company’s individual and consolidated financial statements prior to their authorization for issue by the board.

Name	Position
—	—

C.1.32.	Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements it prepares from being laid before the General Shareholders’ Meeting with a qualified Audit Report:

Through the Audit and Control Committee, the Board of Directors plays an essential role in supervising the preparation of the Company’s financial information, controlling and coordinating the various players that participate in this process.

To achieve this objective, the Audit and Control Committee’s work addresses the following basic issues:

1)	Supervising the process of preparing and submitting regulated financial information. With respect thereto, it shall be responsible for supervising the preparation and completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

2)	Monitoring the effectiveness of the Company’s internal control and risk management systems, and to discuss with the auditors significant weaknesses in the internal control system detected during the audit. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy.

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2013 Consolidated Financial Statements

3)	Establishing and maintaining appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor’s independence, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing regulations.

4)	Issuing on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in the previous paragraph.

5)	Supervising internal audit, in particular:

a)	To ensure the independence and efficiency of the internal audit function;

b)	To propose the selection, appointment and removal of the person responsible for internal audit;

c)	To propose the budget for such service;

d)	To review the internal audit work plan and its annual activities report;

e)	To receive periodic information on its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.

The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. To this effect, the Audit and Control Committee meets whenever appropriate, holding ten (10) meetings in 2013.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work. Additionally and when requested by the Committee, other members of the management of the Company and its subsidiaries have attended Committee meetings to explain specific matters that are directly within their scope of competence. In particular, managers from the finance, as well as those in charge of internal audit, have attended these meetings. The members of the Committee have held separate meetings with each of these when it was deemed necessary to closely monitor the preparation of the Company’s financial information.

The above notwithstanding, Article 40 of the Regulations of the Board of Directors establishes that the Board of Directors shall endeavor to prepare the final financial statements in a manner that will give no for the Auditor to qualify its opinion. However, whenever the Board considers that it should maintain its standards, it shall publicly explain the contents and scope of the discrepancies.

C.1.33.	Is the Secretary of the board also a director?

No

C.1.34.	Explain the procedures for appointing and removing the Secretary of the board, indicating whether their appointment and removal have been notified by the Nomination Committee and approved by the board in plenary session.

Telefónica, S.A.    258

2013 Consolidated Financial Statements

Appointment and removal procedure

In accordance with Article 15 of the Regulations of the Board of Directors, the Board of Directors, upon the proposal of the Chairman, and after a report from the Nominating, Compensation and Corporate Governance Committee, shall appoint a Secretary to the Board, and shall follow the same procedure for approving his/her removal.

Does the Nomination Committee propose appointments?	Yes
Does the Nomination Committee advise on dismissals?	Yes
Do appointments have to be approved by the board in plenary session?	Yes
Do dismissals have to be approved by the board in plenary session?	Yes

Is the Secretary of the board entrusted in particular with the function of overseeing corporate governance recommendations?

Yes

Remarks

The Secretary to the Board shall, at all times, attend to the formal and substantive legality of the Board’s actions, and the conformance thereof to the Corporate By-laws, the Regulations for the General Shareholders’ Meeting and of the Board, and ensure that these actions are in line with the corporate governance recommendations assumed by the Company at any given time (Article 15 of the Regulations of the Board).

C.1.35.	Indicate and explain, where applicable, the mechanisms implemented by the company to preserve the independence of the auditor, financial analysts, investment banks and rating agencies.

With regards to the independence of the External Auditor of the Company, Article 40 of the Regulations of the Board of Directors establishes that the Board shall, through the Audit and Control Committee, establish a stable and professional relationship with the Company’s Auditor, strictly respecting the independence thereof.

The Audit and Control Committee has a fundamental responsibility, as specified in Article 22 of the Regulations of the Board, to establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor’s independence, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

The Committee must also issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the External Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in the previous paragraph.

In addition, in accordance with Article 22 of the Regulations of the Board of Directors, it is the Audit and Control Committee that proposes to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor as well as, if necessary, the appropriate terms for the hiring thereof, the scope of its professional engagement and the revocation or non- renewal of its appointment.

Likewise, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company’s management team when this is deemed necessary. To this effect, and in keeping with US legislation on this matter, the External Auditor must inform the Audit and Control Committee at least once a year on the most significant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information affecting key elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditor and the Company’s management team.

Telefónica, S.A.    259

2013 Consolidated Financial Statements

In accordance with internal company regulations and in line with the requirements imposed by US legislation, the engagement of any service from the Company’s External Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Auditing Act (Ley de Auditoría de Cuentas) and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be performed, evaluating any situations that may jeopardize the External Auditor’s independence, and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. In this respect, the Company reports the fees paid to the External Auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with prevailing legislation.

C.1.36.	Indicate whether the company has changed its external audit firm during the year. If so, identify the incoming audit firm and the outgoing auditor:

No

Explain any disagreements with the outgoing auditor and the reasons for the same.

No

Explanation of the disagreements
—	—

C.1.37.	Indicate whether the audit firm performs other non-audit work for the company and/or its group. If so, state the amount of fees paid for such work and the percentage they represent of the fees invoiced to the company and/or its group.

No

	Company	Group	Total
Amount of non-audit work (in thousands €)	0	0	0
Amount of non-audit work as a % of the total amount billed by the audit firm	0.000	0.000	0.000

C.1.38.	Indicate whether the audit report on the previous year’s financial statements is qualified of includes reservations. Indicate the reasons given by the Chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.

No

Explanation of reasons
—	—

C.1.39.	Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate how many years the current firm has been auditing the accounts as a percentage of the total number of years over which the financial statements have been audited:

	Company	Group
Number of consecutive years	9	9

Telefónica, S.A.    260

2013 Consolidated Financial Statements

	Company	Group
Number of years audited by current audit firm/Number of years the company’s financial statements have been audited (%)	29.0	39.1

C.1.40.	Indicate and give details of any procedures through which directors may receive external advice:

Yes

Procedures

Article 27 of the Regulations of the Board of Directors stipulates that in order to receive assistance in the performance of their duties, the Directors or any of the Committees of the Board may request that legal, accounting, financial or other experts be retained at the Company’s expense. The engagement must necessarily be related to specific problems of a certain significance and complexity that arise in the performance of their duties.

The decision to retain such services must be communicated to the Chairman of the Board of Directors and shall be formalized through the Secretary to the Board, unless the Board of Directors does not consider such engagement to be necessary or appropriate.

C.1.41.	Indicate whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies:

Yes

Procedures

The Company adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such a requirement not be fulfilled, on the grounds of the importance or the confidential nature of the information, apart from in absolutely exceptional cases.

In this regard, at the beginning of each year the Board of Directors and its Committees set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable.

Also, and in accordance with Recommendation 18 of the Unified Good Governance Code (2013 revised version), at the beginning of the year the Board and its Committees prepare an Action Plan detailing the activities to be carried out and their timing for each year, as per their assigned powers and duties.

Likewise, all the meetings of the Board and the Board Committees have a pre-established agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. For the same purpose, the Directors are sent the documentation related to the agenda of the meetings sufficiently in advance. Such information is subsequently supplemented with the written documentation and presentations handed out to the Directors at the meeting.

To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their competencies.

Furthermore, and as a general rule, the Regulations of the Board of Directors expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. Exercising of this right to receive information shall be channeled through the Chairman or Secretary to the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.

C.1.42.	Indicate and, where appropriate, give details of whether the company has established rules obliging directors to inform the board of any circumstances that might harm the organization’s name or reputation, tendering their resignation as the case may be:

Yes

Telefónica, S.A.    261

2013 Consolidated Financial Statements

Details of rules

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.

Likewise, Article 31.h) of the Regulations establishes that Directors must report to the Board any circumstances related to them that might damage the credit or reputation of the Company as soon as possible.

C.1.43.	Indicate whether any director has notified the company that they have been indicted or tried for any of the offences stated in Article 213 of the LSC.

No

Name of director	Criminal proceedings	Remarks
—	—	—

Indicate whether the Board of Directors has examined this matter. If so, provide a justified explanation of the decision taken as to whether or not the director should continue to hold office or, if applicable, detail the actions taken or to be taken by the board.

No

Decision/action taken	Justified explanation
—	—

C.1.44.	List the significant agreements entered into by the company which come into force, are amended or terminate in the event of a change of control of the company due to a takeover bid, and their effects.

1. - On 22nd of February 2013, Telefónica, S.A., the service provider, and a group of credit entities, as lenders, with Citibank International Plc as the agent bank, signed a syndicated loan contract worth 1.4 billion euros (the “Financing Contract”).

Pursuant to the Financing Contract, in the event of a change in control of Telefónica, S.A., the lenders may, in certain circumstances, require early cancellation of the Financing Contract.

To determine whether a change in control has occurred for these purposes, the Financing Contract will adhere to the usual criteria in this sort of agreements, such as taking control of the majority of the voting rights, or the appointment of the majority of the members of the governing body or of the company’s financial and operational policies.

2.- On April 29, 2013, Telefónica, S.A. and TLK Investment, CV (a company forming part of the Guatemalan business group Corporación Multi-Inversiones) (“CMI”) signed an agreement to establish a joint venture between Telefónica and CMI, Telefónica Centroamérica Inversiones, S.L.U. (“TCI”). Telefónica contributed its assets in Central America (excluding assets in Costa Rica) and CMI made a monetary contribution of 500,000,000 US dollars. As a result of these contributions, Telefónica holds 60% and CMI 40% of TCI’s share capital. This arrangement was completed on August 2, 2013.

Telefónica and CMI also entered into a Shareholders’ Pact in TCI, which includes a change of control clause stipulating that if there was a change of control of CMI or Telefónica, the other party would be fully entitled to: (i) exercise the right to acquire (call option) the entire stake held in TCI by the shareholder over which control has changed at the date control changed; or (ii) exercise the right to sell (put option) the entire stake the former held in TCI to the latter. In both cases, the purchase price of the stake shall be TCI’s market value calculated by an independent expert.

For the purposes of the Shareholders’ Pact, a change of control shall be: (i) in the case of CMI, when the last natural person or corporate body controlling CMI ceases to do so; and (ii) for Telefónica, when a natural person or corporate body not controlling Telefónica assumes control. In both instances, “control” shall be as specified in the International Financing Reporting Standards (IFRS).

Telefónica, S.A.    262

2013 Consolidated Financial Statements

C.1.45.	Identify, in aggregate form and provide detailed information on agreements between the company and its officers, executives and employees that provide indemnities for the event of resignation, unfair dismissal or termination as a result of a takeover bid or other.

Number of beneficiaries	55
Type of beneficiary
Executive Directors, Senior Executive Officers and other Employees

Description of the resolution

With regard to Executive Directors and the conditions for termination of their contracts, since 2006, in line with typical market practices, the Company policy applicable to Executive Directors provides for compensation equivalent to two years’ worth of remuneration, calculated based on the last fixed payment and the arithmetical average of the total for the last two annual variable payments, in the event their contract is terminated for reasons attributable to the Company or objective circumstances, such as a change in control of the Company. Otherwise, if the contract is terminated because of a failure attributable to the Executive Director, he is entitled to no compensation whatsoever.

Contracts signed since 2006 (for Executive Directors) have followed these compensation rules.

In the case of contracts signed before 2006, the compensation due to Executive Directors, pursuant to their contracts, does not follow the policy outlined above, but rather is based on the Director’s personal and professional circumstances and when he signed the contract. In these cases, the financial compensation agreed to for contract termination, where applicable, may be up to a maximum of four times annual remuneration depending on the time the Director has been with the Company. Each annual payment includes the last fixed payment and the arithmetical average of the sum of the two last variable annual payments under the contract.

As regards the Company’s Senior Management (excluding Executive Directors), their contracts recognise an entitlement to financial compensation, as indicated below, in the event they are terminated for a reason attributable to the Company and, in certain cases, for objective circumstances such as a change in control of the Company. Otherwise, if the contract is terminated because of a failure attributable to the Senior Manager, he is entitled to no compensation whatsoever. However, it should be noted that, in certain cases, the compensation to which the Senior Manager is entitled, depending on his contract, is not governed by these general rules but instead by his personal and professional circumstances and when he signed his contract. The financial compensation agreed for termination of the contract, where applicable, consists of a maximum of three annual payments plus one more depending on length of service with the Company. The annual payment includes the last fixed payment and the arithmetical average of the sum of the last two variable annual payments under the contract.

Employment contracts that link employees to the Company under a standard employment relationship do not contain a compensation clause for termination of the contract. As such, the employee is entitled, where applicable, to the compensation established under employment legislation. Notwithstanding the above, certain Company employees, depending on their level and length of service, their personal and professional circumstances and when they signed their contracts, have a recognised contractual entitlement to receive compensation, in some cases, under the same conditions as set out in the paragraph above, generally consisting of one and a half annual payments. This annual payment includes the last fixed payment and the arithmetical average of the sum of the last two variable annual payments under the contract.

Indicate whether these agreements must be reported to and/or authorized by the governing bodies of the company or its group:

	Board of Directors	General Shareholders’ Meeting
Body authorizing clauses	Yes	No

Telefónica, S.A.    263

2013 Consolidated Financial Statements

Is the General Shareholders’ Meeting informed of such clauses?	Yes

C.2.	Board committees

C.2.1.	Give details of all the board committees, their members and the proportion of proprietary and independent directors.

EXECUTIVE OR DELEGATE COMMITTEE

EXECUTIVE COMMISSION

Name	Post	Type
Mr. César Alierta Izuel	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José María Álvarez-Pallete López	Member	Executive
Mr. Peter Erskine	Member	Independent

% of executive directors	22.22
% of proprietary directors	22.22
% of independent directors	55.55
% of Other External Directors	0.00

AUDIT AND CONTROL COMMITTEE

Name	Post	Type
Mr. Carlos Colomer Casellas	Chairman	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Ignacio Moreno Martínez	Member	Proprietary

% of executive directors	0.00
% of proprietary directors	40.00
% of independent directors	60.00
% of Other External Directors	0.00

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Position	Type
Mr. Alfonso Ferrari Herrero	Chairman	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Peter Erskine	Member	Independent

Telefónica, S.A.    264

2013 Consolidated Financial Statements

% of executive directors	0.00
% of proprietary directors	0.00
% of independent directors	100.00
% of Other External Directors	0.00

REGULATION COMMITTEE

Name	Position	Type
Mr. Gonzalo Hinojosa Fernández de Angulo	Chairman	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Independent
Ms. Eva Castillo Sanz	Member	Executive
Mr. Ignacio Moreno Martínez	Member	Proprietary

% of executive directors	14.29
% of proprietary directors	14.29
% of independent directors	71.43
% of Other External Directors	0.00

SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Position	Type
Mr. Antonio Massanell Lavilla	Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Ms. Eva Castillo Sanz	Member	Executive
Mr. Ignacio Moreno Martínez	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of executive directors	14.29
% of proprietary directors	28.57
% of independent directors	57.14
% of Other External Directors	0.00

INSTITUTIONAL AFFAIRS COMMITTEE

Name	Post	Type
Mr. Julio Linares López	Chairman	Other External
Mr. José Fernando de Almansa Moreno-Barreda	Member	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of executive directors	0.00
% of proprietary directors	16.67
% of independent directors	66.66
% of Other External Directors	16.67

Telefónica, S.A.    265

2013 Consolidated Financial Statements

STRATEGY COMMITTEE

Name	Position	Type
Mr. Peter Erskine	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Independent
Ms. Eva Castillo Sanz	Member	Executive
Mr. Julio Linares López	Member	Other External

% executive directors	16.67
% proprietary directors	0.00
% independent directors	66.66
% of Other External Directors	16.67

INNOVATION COMMITTEE

Name	Position	Type
Mr. Carlos Colomer Casellas	Chairman	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. José María Abril Pérez	Member	Proprietary
Mr. Peter Erskine	Member	Independent
Mr. Julio Linares López	Member	Other External

% executive directors	0.00
% proprietary directors	40.00
% independent directors	40.00
% of Other External Directors	20.00

Telefónica, S.A.    266

2013 Consolidated Financial Statements

C.2.2.	Complete the following table on the number of female directors on the various board committees over the past four years.

	Number of female directors
	Year t Number %	Year t-1 Number %	Year t-2 Number %	Year t-3 Number %
Executive Committee	0	0	0	0
Audit Committee	0	0	0	0
Nomination and Remuneration Committee	0	0	0	0
Nomination Committee
Remuneration Committee
Regulation Committee	1 (14.29)	1 (20.00)	1 (16.67)	1 (20.00)
Service Quality and Customer Service Committee	1 (14.29)	1 (16.67)	1 (16.67)	1 (16.67)
Institutional Affairs Committee	0	N/A	N/A	N/A
Strategy Committee	1 (16.67)	1 (20.00)	1 (20.00)	1 (20.00)
Innovation Committee	0	0	0	0

C.2.3.	Indicate whether the Audit Committee is responsible for the following:

To supervise the preparation process, monitoring the integrity of financial information on the company and, if applicable, the group, and revising compliance with regulatory requirements, the adequate boundaries of the scope of consolidation and correct application of accounting principles.

Yes
To regularly review internal control and risk management systems, so main risks are correctly identified, managed and notified.	Yes

To safeguard the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

Yes

To establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

Yes
To submit to the board proposals for the selection, appointment, reappointment and removal of the External Auditor, and the engagement conditions.	Yes
To receive regular information from the External Auditor on the progress and findings of the audit program and check that senior management are acting on its recommendations.	Yes
To ensure the independence of the External Auditor.	Yes

C.2.4.	Describe the organizational and operational rules and the responsibilities attributed to each of the board committees.

Audit and Control Committee.

Pursuant to the provisions of Article 39 of the Corporate By-laws of Telefónica, S.A., Article 22 of the Regulations of the Board of Directors regulates the Audit and Control Committee in the following terms:

a) Composition.

The Audit and Control Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors, and at least one of them must be an Independent Director. When appointing such members, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing or both, as well as in risk management.

The Chairman of the Audit and Control Committee, who shall in all events be an independent Director, shall be appointed from among its members, and shall be replaced every four years; he may be re-elected after the passage of one year from the date when he ceased to hold office.

Telefónica, S.A.    267

2013 Consolidated Financial Statements

b) Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

1)	To report, through its Chairman, to the shareholders at the General Shareholders’ Meeting on issues raised therein in connection with matters within its purview.

2)	To propose to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor mentioned in Article 264 of the Corporate Enterprises Act, as well as, where appropriate, terms for the hiring thereof, the scope of its professional engagement and the revocation or renewal of its appointment.

3)	To supervise internal audit and, in particular:

a)	To ensure the independence and efficiency of the internal audit function;

b)	To propose the selection, appointment and removal of the person responsible for internal audit;

c)	To propose the budget for such service;

d)	To review the internal audit work plan and its annual activities report;

e)	To receive periodic information on its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.

4)	To supervise the process of preparing and submitting regulated financial information. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

5)	To supervise the effectiveness of the Company’s internal control system and risk management systems, and to discuss with the Auditor significant weaknesses in the internal control system detected during the audit. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a)	The types of risk (operational, technological, financial, legal and reputational) facing the Company;

b)	The risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialize; and

c)	The control and information systems to be used to control and manage the above-mentioned risks.

6)	To establish and supervise a system that allows employees to confidentially and anonymously report potentially significant irregularities, particularly any financial and accounting irregularities detected within the Company.

7)	To establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

Telefónica, S.A.    268

2013 Consolidated Financial Statements

8)	To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in point 7) above.

c) Operation.

The Audit and Control Committee shall meet at least once every quarter and as often as appropriate, when called by its Chairman.

In the performance of its duties, the Audit and Control Committee may require that the Company’s Auditor and the person responsible for internal audit, and any employee or senior executive officer of the Company, attend its meetings.

d) Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 20 b) 3.of the Regulations of the Board of Directors, the Audit and Control Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 20 b) 3.of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Audit and Control Committee.

Service Quality and Customer Service Committee.

a)	Composition.

The Service Quality and Customer Service Committee shall consist of such a number of members, all of them Directors, as the Board of Directors determines at any given time, who shall in no case be less than three and the majority of whom must be External Directors.

The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.

b)	Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:

1)	To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.

2)	To evaluate levels of customer service provided by the companies of the Group to their customers.

c)	Action Plan and Report.

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 20 b) 3.of the Regulations of the Board of Directors, the Service Quality and Customer Service Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 20 b) 3.of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Service Quality and Customer Services Committee.

Telefónica, S.A.    269

2013 Consolidated Financial Statements

Strategy Committee

a)	Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Strategy Committee shall be appointed from among its members.

b)	Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee shall be to support the Board of Directors in the analysis and follow-up of the global strategy policy of the Telefónica Group.

c)	Action Plan and Report.

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 20 b) 3.of the Regulations of the Board of Directors, the Strategy Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 20 b) 3.of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Strategy Committee.

Telefónica, S.A.    270

2013 Consolidated Financial Statements

Innovation Committee

a)	Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Innovation Committee shall be appointed from among its members.

b)	Duties.

The Innovation Committee is primarily responsible for advising and assisting in all matters regarding innovation. Its main object is to perform an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure its implementation and development across the Group.

c)	Action Plan and Report.

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 20 b) 3.of the Regulations of the Board of Directors, the Innovation Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 20 b) 3.of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Innovation Committee.

Nominating, Compensation and Corporate Governance Committee

a)	Composition.

The Nominating, Compensation and Corporate Governance Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors and the majority of them must be Independent Directors.

The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an Independent Director, shall be appointed from among its members.

b)	Duties.

Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:

1)	To report, following standards of objectivity and conformity to the corporate interest, on the proposals for the appointment, re-election and removal of Directors and senior executives of the Company and its subsidiaries, as well as the Secretary and, if applicable, the Deputy Secretary of the respective Board of Directors, and evaluate the qualifications, knowledge and experience required of candidates to fill vacancies.

2)	To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the respective Secretary and, if applicable, the respective Deputy Secretary.

3)	To propose to the Board of Directors the appointment of the Lead Director from among the Independent Directors.

4)	Together with the Chairman of the Board of Directors, to organize and coordinate a periodic assessment of the Board of Directors pursuant to Article 13.3 of the Regulations of the Board.

5)	To inform on the periodic assessment of the performance of the Chairman of the Board of Directors.

Telefónica, S.A.    271

2013 Consolidated Financial Statements

6)	To examine or organize, in such manner as is deemed fit, the succession of the Chairman of the Board of Directors and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.

7)	To propose to the Board of Directors, within the framework established in the Corporate By-laws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 34 of the Regulations of the Board.

8)	To propose to the Board of Directors, within the framework established in the By-Laws, the extent and amount of the compensation, rights and remuneration of a financial nature of the Chairman of the Board of Directors, the Executive Directors and the senior executives of the Company, as well as the basic terms of their contracts, for purposes of contractual implementation thereof.

9)	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.

10)	To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.

11)	To exercise such other powers and perform such other duties as are assigned to such Committee in these Regulations.

c)	Operation.

In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman of the Board of Directors requests the issuance of a report or the making of a proposal within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.

d)	Action Plan and Report.

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 20 b) 3.of the Regulations of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 20 b) 3.of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Nominating, Compensation and Corporate Governance Committee.

Regulation Committee

a)	Composition.

The Regulation Committee shall consist of such a number of members, all of them Directors, as the Board of Directors determines at any given time, who shall in no case be less than three and the majority of whom must be external Directors.

The Chairman of the Regulation Committee shall be appointed from among its members.

b)	Duties.

Notwithstanding other duties entrusted to it by the Board of Directors, the Regulation Committee shall have at least the following functions:

1)	To monitor on a permanent basis the principal regulatory matters and issues affecting the Group at any time, through the study, review and discussion thereof.

Telefónica, S.A.    272

2013 Consolidated Financial Statements

2)	To act as a communication and information channel on regulatory matters between the management team and the Board of Directors and, where appropriate, to advise the Board of Directors of those matters deemed significant to the Company or to any of the companies of the Group in respect of which it is necessary or appropriate to make a decision or adopt a particular strategy.

c)	Action Plan and Report.

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 20 b) 3.of the Regulations of the Board of Directors, the Regulation Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 20 b) 3.of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Regulation Committee.

Institutional Affairs Committee

a)	Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Institutional Affairs Committee shall be appointed from among its members.

b)	Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the Institutional Affairs Committee’s main duty shall be to examine and analyze matters and issues relating to the Telefónica Group’s institutional relations.

c)	Action Plan and Report.

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 20 b) 3.of the Regulations of the Board of Directors, the Institutional Affairs Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 20 b) 3.of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Institutional Affairs Committee.

Executive Commission

a)	Composition.

The Executive Commission shall consist of the Chairman of the Board of Directors, once appointed as a member of the Executive Commission, and not less than three or more than ten Directors appointed by the Board of Directors.

The Board of Directors shall seek to have External Directors constitute a majority over the Executive Directors.

In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re-appointment of the members of the Executive Commission to be valid.

Telefónica, S.A.    273

2013 Consolidated Financial Statements

b)	Duties.

The Board of Directors, always subject to the legal provisions in force, has delegated all its powers to an Executive Commission, except those that cannot be delegated by Law, by the Corporate By-laws, or by the Regulations of the Board of Directors.

The Executive Commission provides the Board of Directors with a greater efficiency and effectiveness in the executions of its tasks, since it meets more often.

c)	Operation.

The Executive Commission shall meet whenever called by the Chairman, and shall normally meet every fifteen days.

The Chairman and Secretary to the Board of Directors shall act as the Chairman and Secretary to the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.

A valid quorum of the Executive Commission shall exist with the presence, in person or by proxy, of more than one-half of its members.

Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.

d)	Relationship with the Board of Directors.

The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (Article 21.C of the Regulations of the Board of Directors).

C.2.5.	Indicate, as appropriate, whether there are any regulations governing the board committees. If so, indicate where they can be consulted, and whether any amendments have been made during the year. Also indicate whether an annual report on the activities of each committee has been prepared voluntarily.

Audit and Control Committee

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. In addition, the Audit and Control Committee is specifically regulated in Article 39 of the Corporate By-laws. These documents are available for consultation on the Company’s website.

As mentioned in Section C.2.4 above, the Board Committees draw up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Service Quality and Customer Service Committee

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. This document is available for consultation on the Company’s website.

As mentioned in Section C.2.4 above, the Board Committees draw up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Telefónica, S.A.    274

2013 Consolidated Financial Statements

Strategy Committee

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. This document is available for consultation on the Company’s website.

As mentioned in Section C.2.4 above, the Board Committees draw up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Innovation Committee

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. This document is available for consultation on the Company’s website.

As mentioned in Section C.2.4 above, the Board Committees draw up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Nominating, Compensation and Corporate Governance Committee

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. In addition, the Nominating, Compensation and Corporate Governance Committee is specifically regulated in Article 40 of the Corporate By-laws. These documents are available for consultation on the Company’s website.

As mentioned in Section C.2.4 above, the Board Committees draw up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Regulation Committee

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. This document is available for consultation on the Company’s website.

As mentioned in Section C.2.4 above, the Board Committees draw up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Institutional Affairs Committee

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. This document is available for consultation on the Company’s website.

As mentioned in Section C.2.4 above, the Board Committees draw up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Executive Commission

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. The Executive Commission is also regulated by Article 38 of the Corporate By-laws. These documents are available for consultation on the Company’s website.

It should be highlighted that upon modifying the Rules of Procedure of the Board of Directors, approved by that body on the 31st of May 2013, the Committees on Human Resources, Reputation and Corporate Responsibility and International Affairs, which until then had be explicitly recognised in the regulation, and the Committee on Institutional Affairs was created.

Telefónica, S.A.    275

2013 Consolidated Financial Statements

C.2.6.	Indicate whether the composition of the Executive Committee reflects the participation within the board of the different types of directors.

Yes

Telefónica, S.A.    276

2013 Consolidated Financial Statements

D.	Related-party and intragroup transactions

D.1.	Identify the competent body and explain, if applicable, the procedures for approving related-party or intragroup transactions.

Competent body

Board of Directors

Procedures

As per Article 5 of the Regulations of the Board of Directors, the Board reserves the power to approve, inter alia, transactions entered into by the Company with related parties.

In this regard, and pursuant to Article 38 of the Regulations of the Board of Directors, the Board of Directors shall examine the transactions that the Company enters into, either directly or indirectly, with Directors, with significant shareholders or shareholders represented on the Board of Directors, or with persons related thereto.

The performance of such transactions shall require the authorization of the Board of Directors, on the recommendation of the Nominating, Compensation and Corporate Governance Committee, unless they are transactions or operations that form part of the customary or ordinary activity of the parties involved that are performed on an arm’s-length basis and in insignificant amounts for the Company.

The transactions referred to in the preceding sub-section shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.

Explain if the authority to approve related-party transactions has been delegated to another body or person

The powers to approve transactions entered into by the Company with related parties, may be adopted, by the Executive Commission in urgent cases and subsequently ratified by the Board of Directors (pursuant to Article 5.4.C of the Regulations of the Board of Directors).

Telefónica, S.A.    277

2013 Consolidated Financial Statements

D.2.	List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s significant shareholders:

Name or corporate name of significant shareholder	Name or corporate name of the company or its group company	Nature of the relationship	Type of transaction	Amount (Thousands of euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Gain from sale or disposal of assets	5
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Financing agreements: loans and capital contributions (lender)	58,492
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance leases (lessor)	4,624
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other expenses	875
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	5,024
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees and deposits received	383,849
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	50,022
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments acquired	32,433
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	15,833
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance income	26,731
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Services rendered	68,145
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance costs	42.063
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other income	62,213
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Leases	353
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Repayment or cancellation of loans and finance leases (lessor)	12,781
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Cancelled commitments/guarantees	68,574
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other transactions	1,083,569
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other transactions	209,642
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees and deposits received	67,932
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Financing agreements: loans and capital contributions (lender)	1,567,677
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance income	8,432
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Financing agreements: loans and capital contributions (borrower)	309,685
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services	2,679
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	108,481
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica. S.A.	Contractual	Dividends received	14,118
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance costs	2,539
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Other transactions	12,268,365
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Leases	195
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Services rendered	77,588
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Other expenses	11
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Commitments acquired	69,371
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees and deposits received	118,578
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Receipt of services	54,986
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance income	319
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance costs	328
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	3,045

Telefónica, S.A.    278

2013 Consolidated Financial Statements

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	(55)
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractua	Other transactions	53
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance income	8,096
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Other transactions	1,199,868
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Financing agreements: loans and capital contributions (lender)	1,670,634
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	88,650
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Guarantees and deposits received	15,070
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance costs	1,284
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Receipt of services	2,413
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower)	214,275

Telefónica, S.A.    279

2013 Consolidated Financial Statements

D.3.	List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s managers or directors:

Name or corporate name of director or senior manger	Name or corporate name of related party	Relationship	Type of transaction	Amount (Thousands of euros)
—	—	—	—	—

D.4.	List any relevant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities.

In any case, list any intragroup transactions carried out with entities in countries or territories considered to be tax havens:

Corporate name of the group company	Brief description of the transaction	Amount (Thousands of euros)
—	—	—

D.5.	Indicate the amount from related-party transactions.

Certain members of the Board of Directors of Telefónica, S.A. are also members of the Board of Directors of Abertis Infraestructuras, S.A., the parent company of Abertis. In 2013 Telefónica reached an agreement with Abertis via the company Abertis Tower, S.A., under which Telefónica Móviles España, S.A.U. has transferred 690 mobile telephone towers to Abertis, obtaining a capital gain of 70 million euros. Equally, an agreement was formalised for Abertis Tower, S.A. to rent certain spaces in the aforementioned infrastructure to have Telefónica Móviles España, S.A.U. install communications equipment.

Additionally, on 28 December 2012 Telefónica de Contenidos, S.A.U. (a 100% Telefónica, S.A. owned subsidiary) formalised the transfer to Abertis (via its subsidiary Abertis Telecom, S.A.) of 23,343 shares in Hispasat, S.A. for 68 million euros. In April 2013 Telefónica de Contenidos, S.A. completed the sale to Eutelsat Services & Beteiligungen, GmbH of its remaining shares in Hispasat, S.A., consisting of 19,359 shares for a total price of 56 million euros.

D.6.	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the company and/or its group, and its directors, management or significant shareholders.

Company policy establishes the following principles governing possible conflicts of interest that may affect Directors, senior executives or significant shareholders:

•	With respect to Directors, Article 31 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the Company. In the event of conflict, the Director affected shall refrain from participating in the deliberation to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.

Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).

Directors must also report with respect to themselves as well as the persons related thereto: (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of actual competition with the Company.

Telefónica, S.A.    280

2013 Consolidated Financial Statements

For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code) and (ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary directors of competitor companies appointed at the request of the Company or in consideration of the Company’s interest in the capital thereof shall not be deemed to be in a situation of prohibition of competition.

•	With regards to significant shareholders, Article 38 of the Regulations of the Board of Directors stipulates that the Board of Directors shall know the transactions that the companies enter into, either directly or indirectly, with Directors, with significant shareholders or shareholders represented on the Board, or with persons related thereto.

The performance of such transactions shall require the authorization of the Board, on the recommendation of the Nominating, Compensation and Corporate Governance Committee, unless they are transactions or operations that form part of the customary or ordinary activity of the parties involved that are performed on customary market terms and in insignificant or immaterial amounts for the Company.

The transactions referred to in the preceding sub-section shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic information of the Company upon the terms set forth in applicable laws and regulations.

•	With respect to senior executives, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company’s management personnel within the concept of affected persons.

In accordance with the provisions of this Code, senior executives are obliged to (a) act at all times with loyalty to the Telefónica Group and its shareholders, regardless of their own or other interests; (b) refrain from interfering in or influencing the making of decisions that may affect individuals or entities with whom there is a conflict; and (c) refrain from receiving information classified as confidential which may affect such conflict. Furthermore, these persons are obliged to inform the Company’s Regulatory Compliance function of all transactions that may potentially give rise to conflicts of interest.

Telefónica, S.A.    281

2013 Consolidated Financial Statements

D.7.	Is more than one Group Company listed in Spain?

No

Identify the listed subsidiaries in Spain:

Listed Subsidiaries
—	—	—

Indicate whether they have provided detailed disclosure on the type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies.

No

Business dealings between the parent and listed subsidiary, as well as between the subsidiary and other group companies
—	—	—

Indicate the mechanisms in place to resolve possible conflicts of interest between the listed subsidiary and other group companies.

Mechanisms to resolve any possible conflicts of interest
—	—	—

Telefónica, S.A.    282

2013 Consolidated Financial Statements

E.	Risk control and management systems

E.1.	Describe the risk management system in place at the company.

Telefónica continually monitors the most significant risks in the main companies comprising its Group. The Company therefore has a Corporate Risk Management Model based on the model established by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), which is used to evaluate the probability of the various risks arising and the impact thereof.

One of the features of this Model is a map prioritizing risks according to their importance, thereby facilitating their control and appropriate responses to mitigate them. In accordance with this Model, and based on best practices and benchmarks in risk management, the following four risk categories have been identified:

•	Business risk: Possible loss of value or earnings as a result of strategic uncertainty or uncertainty about competitors, changes in the business, competition and market scenario, or changes in the legal framework.

•	Operational risk: Possible loss of value or earnings as a result of events caused by inadequacies or failures in customer service, processes, human resources, business teams and IT systems, security, compliance with contracts, laws and regulations, or due to external factors.

•	Financial risk: Possible loss of value or earnings as a result of adverse movements in financial variables and the inability of the Company to meet its obligations or convert its assets into cash.

•	Global risk: Possible loss of value or earnings as a result of events that affect the entire Telefónica Group in terms of its corporate reputation and responsibility, corporate public relations, marketing strategy, brand, sponsorship and innovation.

E.2.	Identify the bodies responsible for preparing and implementing the risk management system.

Telefónica, S.A.’s Board of Directors reserves the power to approve the general risk policy. Audit and Control Committee analyzes and evaluates risks and then proposes to the Board of Directors the risk control and management policy to be adopted, identifying the categories of risks to which the Company is exposed, the level of acceptable risk, measures to mitigate the impacts of identified risks, control systems and the reporting to be used to control and manage said risks.

As per the Group’s Risk Management Policy, various local, regional and corporate units are involved in managing risks.

While all staff in the organization are responsible for contributing to the identification and management of risk following the procedures defined to implement and ensure the effectiveness of the Group’s risk management processes.

E.3.	Indicate the main risks which may prevent the company from achieving its targets.

Information on this matter is provided in Section H (“Other information of interest”) of this Annual Corporate Governance Report under “Note 11 of Section E.3]”.

E.4.	Identify if the company has a risk tolerance level.

The Company has a risk or acceptable risk tolerance level that is set at corporate level. This threshold represents the extent to which it is prepared to assume a certain level of risk, insofar as it may contribute to generating value and developing the business, achieving an appropriate balance between growth, performance and risk.

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The range of risks to which the Company may be exposed described below is considered when evaluating risk:

•	Generally, albeit mainly related to operational and business risks, tolerance thresholds are defined pursuant to the impact and probability of risk. These thresholds are revised annually based on the performance of the main financials for both the Group as a whole and the business lines and main companies therein.

•	The tolerance level for financial risks is set in terms of their economic impact.

•	A tolerance level of zero is established for global risks, principally those affecting corporate reputation and responsibility.

E.5.	Identify any risks which have occurred during the year.

Telefónica Group reviews the value of its assets and cash generating units annual, or on a more frequent basis if the circumstances so require, in order to determine whether their book value can be supported by their expected revenue generation. In some cases this includes expected synergies included in the acquisition price. Any potential regulatory, business, financial or political changes require that modifications be made to the estimates and that the goodwill be adjusted, for either real estate or intangible assets. Although it has no impact on cash flow, acknowledging a drop in the value of assets affects the profit and loss account and may have a negative impact on operating results.

In this regard the Group has made a number of corrections to the value of some of its shares. This has had a knock-on impact on the results for the financial year when the adjustments were made. Thus, in the 2013 financial year, as set out in the Company’s Financial Statements, it recorded a correction to the value of the shares held by Telco, S.p.A. in Telecom Italia, S.p.A. which, along with the contribution to the year’s results, had a negative impact of 266 million euros before tax.

E.6.	Explain the response and monitoring plans for the main risks the company is exposed to.

The Corporate Risk Management Model, which has been devised in accordance with the main international best practices and guidelines (such as COSO, the Treadway Commission’s Committee of Sponsoring Organizations), involves identifying and evaluating risks to respond to and monitor them.

Given the diverse range of risks, the mechanisms for responding to risks include overarching initiatives that are developed and coordinated as standard across the Group’s main operations and/or specific measures aimed at managing certain risks at company level.

Overarching measures, mainly involving the use of financial derivatives, are taken to mitigate certain financial risks such as those relating to exchange-rate and interest-rate fluctuations. The Group uses Multinational Programs for insurance or insurance arranged locally in each country to cover operational risks, depending on the type of risk and cover required.

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F.	Internal Control and Risk Management Systems with regard to Statutory Financial Reporting (ICFR)

Describe the mechanisms which comprise the internal control management systems with regards to statutory Financial Reporting (ICFR)

F.1.	The company’s control environment

Specify at least the following components with a description of their main characteristics:

F.1.1. The bodies and/or functions responsible for: (i) the existence and regular updating of a suitable, effective ICFR; (ii) its implementation; and (iii) its monitoring.

The Board of Telefónica, S.A. (hereinafter Telefónica) assumes ultimate responsibility of ensuring that an adequate and effective internal control over financial reporting system (ICFRS) exists and is updated.

Pursuant to Law and the Corporate By-laws, the Board of Directors is the Company’s most senior governing body and representative, and basically consists of a supervisory and control body, while the executive bodies and management team are responsible for the day-to-day management of the Company’s businesses.

The By-laws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

•	To supervise the process of preparing and submitting financial information. In this regard, to supervise the process of preparation and the completeness of the financial information related to the Company and the Group, reviewing compliance with the regulatory requirements, the proper determination of the scope of consolidation, and the correct application of the accounting standards.

•	To supervise the effectiveness of the Company’s internal control system and risk management systems, and to discuss with the Auditors significant weaknesses in the internal control system detected during the audit. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following types of risk (operational, technological, financial, legal and reputational) which the Company faces; the level of risk which the Company deems acceptable; the measures for mitigating the impact of the identified risks should they materialize; and the control and information systems to be employed to control and manage said risks.

•	To ensure the independence of the External Auditor, supervising their work and acting as a channel of communication between the Board of Directors and the External Auditor, as well as between the External Auditor and the Company’s Management Team.

•	To supervise internal audit and, in particular: to ensure the independence and efficiency of the internal audit function; to receive periodic information on its activities; and to verify that senior executives take into account the conclusions and recommendations of its reports.

The Audit and Control Committee shall meet monthly and as often as appropriate.

In order to carry out this supervisory function, the Audit and Control Committee is assisted by all the Senior Management of the Company, including Internal Audit.

The different areas and functional units of the Telefónica Group, primarily the financial teams, also play a key role in ICFR as they are responsible for preparing, maintaining and updating the different procedures that govern their operations and identify the tasks to be carried out, as well as the persons in charge of the same.

F.1.2. The existence or otherwise of the following components, especially in connection with the financial reporting process:

•	The departments and/or mechanisms in charge of: (i) the design and review of the organizational structure; (ii) defining clear lines of responsibility and authority, with an appropriate distribution of tasks and functions; and (iii) deploying procedures so this structure is communicated effectively throughout the company.

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•	Code of conduct, approving body, dissemination and instruction, principles and values covered (stating whether it makes specific reference to record keeping and financial reporting), body in charge of investigating breaches and proposing corrective or disciplinary action.

•	‘Whistle-blowing’ channel, for the reporting to the Audit Committee of any irregularities of a financial or accounting nature, as well as breaches of the code of conduct and malpractice within the organization, stating whether reports made through this channel are confidential.

•	Training and refresher courses for personnel involved in preparing and reviewing financial information or evaluating ICFR, which address, at least, accounting rules, auditing, internal control and risk management.

The Board of Directors is responsible for designing and reviewing the Company’s organizational structure, ensuring there is an adequate separation of functions and that satisfactory coordination mechanisms among the different areas are established.

Use of the Telefónica Group’s economic-financial IT system is regulated in several manuals, instructions and internal rules and regulations, the most noteworthy of which are as follows:

Corporate Regulations on the Control, Registration and Reporting of Financial and Accounting Information, which sets out the basic principles of the Telefónica Group’s financial and accounting reporting system, and the procedures and mechanisms in place to oversee this system.

Accounting Policies and Measurement Criteria Manual, designed to unify and standardize the accounting criteria and policies used by all the Group companies to ensure Telefónica operates as a consolidated and uniform group.

Financial Statements Closing Process Instructions, published annually to establish the procedures and the schedule all Telefónica Group companies must follow when reporting financial and accounting information to prepare the Group’s consolidated financial information, to comply with Telefónica’s legal and reporting requirements in Spain and the other countries in which its shares are listed.

Annual calendar of financial accounting information, applicable to all Telefónica Group companies to establish the monthly accounting-financial reporting dates at the start of each period.

The regulations also define and delimit responsibilities at each level of the organization regarding the reliability of the information published.

Regarding the Code of conduct, in December 2006, Telefónica’s Board of Directors approved the unification of the Codes of Ethics of the Group’s different companies in a new Code of Business Principles, to be applied as standard in all countries where the Telefónica Group operates, and for all its employees (at all levels of the organization, directors and non-directors).

The Business Principles are based on a number of general principles associated with honesty, trust, respect for the law, integrity and respect for human rights. Also, they include more specific principles aimed at ensuring the trust of the customers, professionals, shareholders, suppliers and society in general.

They expressly mention issues related to recording transactions and preparation of financial information: “We will prepare financial and accounting records in an accurate and reliable manner”.

This ethical code is accessible to all employees via the intranet, and procedures are in place in the Telefónica Group to update, monitor adherence to and disseminate these Business Principles.

Telefónica has an Office of Business Principles which is responsible for ensuring compliance therewith. It comprises the most senior representatives of the General Secretary’s Office, Human Resources, Internal Audit and Public Affairs and other pertinent areas given their duties and responsibilities.

The Office is in charge of:

1.- Guaranteeing that Telefónica conducts business in an ethical and responsible manner, and that the Company’s reputation is not tarnished.

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2.- Developing the mechanisms need to ensure the Ethical Code is followed to the letter in all regions/countries/business units.

3.- Overseeing, reviewing and contemplating the implementation of the Business Principles across the entire Telefónica Group.

Training courses are provided to all employees through the online training platform to ensure these Business Principles are followed. The course involves employees signing up to the Ethical Code.

4.- Examining any matters or proposals in the Group that could represent a risk to the Business Principles and associated policies and therefore, the brand and reputation.

Telefónica also has an “Internal Code of Conduct for Securities Markets Issues” setting out the general guidelines and the principles of conduct for the persons involved in securities and financial instrument transactions entered into by the Company and its subsidiaries.

Regarding the ‘Whistle-blowing’ channel, as specified in Article 22 of Regulations for the Board of Directors, the Audit and Control Committee’s duties include: “establishing and maintaining a mechanism to allow employees to confidentially and anonymously report potentially significant irregularities, particularly any financial or accounting irregularities detected within the Company”.

The Telefónica Group has two whistle-blowing channels:

SOX Whistle-blowing Channel: This channel was approved by the Audit and Control Committee in April 2004 to fulfil the obligations laid down in the Sarbanes-Oxley Act (SOX), as a company listed on the New York Stock Exchange. It is open to all Telefónica Group employees. Any irregularities reported through the channel must only be related with accounting, internal controls over reporting and/or audit-related matters.

This channel is confidential and anonymous, since the contents of any reports are sent automatically to the Secretary of Audit and Control Committee after removing the sender’s name, and the source of the message cannot be traced in any event.

Irregularities can be reported by employees using a mailbox on the public section of the Internal Audit webpage on Telefónica’s intranet.

The Telefónica Audit and Control Committee receives all complaints regarding internal controls, accounting and the audit of the financial statements. All complaints of this nature will be treated and resolved by the Committee appropriately.

Business Principles Whistle-blowing Channel: In addition to the “Business Principles” ethical code, the Board of Directors approved a whistle-blowing channel for employees and other stakeholders through which professionals can notify the Company of any behavior, actions or events that could breach the Ethical Code, the Company’s internal rules, or any regulations governing its activity, and jeopardize the contractual relationship between the Company and the accused party. Questions, advice and information on compliance with the Business Principles and associated policies and rules can also be submitted through this channel.

The Principles regulating this channel are:

•	Confidentiality: data and claims made shall be treated in the strictest confidence.

•	Thoroughness: Information on potential breaches of the Business Principles shall be fully and exhaustively investigated to determine the veracity of the claim submitted.

•	Respect: The rights of the individuals involved in possible irregularities shall be respected at all times. The individuals and/or professionals involved shall be entitled to provide reasons and explanations for their actions before any assessment of the irregularities are conducted.

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•	Grounds: Any decision must be adopted based on reasonable grounds, and must be proportionate to and commensurate with the irregularity and take into account any related circumstances and events.

The channel is accessible through the Business Principles webpage on Telefónica’s intranet. It can also be accessed directly here: http://principiosactuacion.intranet.Telefónica.

Telefónica S.A.’s Office of Business Principles is responsible for the Business Principles Whistle-blowing Channel and therefore receives and disseminates each of the reports received.

Also, and with regard to employee training in financial and control issues, we would note that, in 2007, the Telefónica Corporate University (Universitas Telefónica) was opened to help contribute to the Telefónica Group’s advancement through lifelong learning. All the University’s training programs are based on developing the corporate culture, the business strategy and management and leadership skills. Personnel involved in preparing and reviewing financial information are also offered refresher courses in this area.

Likewise, Telefónica, S.A.’s Accounting Policies and Consolidation Department (operating within Telefónica, S.A.’s Corporate Finance Department) offers training plans and seminars to all personnel working in the Group’s financial areas and other pertinent areas (tax, M&A, etc.), with the aim of informing them of any accounting or financial changes which are relevant to preparing consolidated financial information.

Finance personnel also attend technical sessions run by external consultancy firms and covering developments in accounting.

Finally, the Telefónica Group also has an on-line training platform which includes a finance school providing specific training and refresher courses on financial information, as well as an internal control school providing instruction on auditing, internal control and risk management.

F.2.	Risk assessment in financial reporting

Report at least:

F.2.1.	The main characteristics of the risk identification process, including risks of error or fraud, stating whether:

The process exists and is documented.

•	The process covers all financial reporting objectives, (existence and occurrence; completeness; valuation; presentation, disclosure and comparability; and rights and obligations), is updated and with what frequency.

•	A specific process is in place to define the scope of consolidation, with reference to the possible existence of complex corporate structures, special purpose vehicles, holding companies. etc.

•	The process addresses other types of risk (operational, technological, financial, legal, reputational, environmental, etc.) insofar as they may affect the financial statements.

•	Finally, which of the company’s governing bodies is responsible for overseeing the process.

Given the vast number of processes involved in financial reporting at the Telefónica Group, a model has been developed to select the most significant processes by applying a so-called Scope Definition Model, which is documented. This model is applied to the financial information reported by subsidiaries or companies managed by Telefónica. The model selects the accounts with the largest contribution to the Group’s consolidated financial information and then identifies the processes used to generate this information. Once the processes have been identified, the risks inherent in the processes affecting financial reporting are analyzed. This identification procedure covers all the financial reporting objectives of existence and occurrence, completeness, valuation, presentation, disclosure and fraud. Risk identification is carried out on an annual basis.

Telefónica also has a Risk Management Model covering four key areas of risk:

•	Business risks

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•	Operational risks

•	Global risks

•	Financial risks

Financial risks include risks associated with the accuracy, completeness and publication of reporting information.

In the process of identifying the consolidation scope, the Telefónica Accounting Policies and Consolidation Department periodically monitors the changes in the Group’s scope.

F.3.	Control activities

Indicate the existence of at least the following components, and specify their main characteristics:

F.3.1.	Procedures for reviewing and authorizing the financial information and description of ICFR to be disclosed to the markets, stating who is responsible in each case and documentation and flow charts of activities and controls (including those addressing the risk of fraud) for each type of transaction that may materially affect the financial statements, including procedures for the closing of accounts and for the separate review of critical judgments, estimates, evaluations and projections.

On March 26, 2003 the Telefónica Board approved the “Regulations governing disclosure and reporting to the markets”. These regulate the basic principles of operation of the financial disclosure control processes and systems which guarantee that all relevant consolidated financial information of Telefónica, S.A. is communicated to the Company’s senior executives and its management team, assigning to the Internal Audit the duty of periodically assessing the functioning of these processes and systems.

Each quarter the Finance Department submits the periodic financial information to the Audit and Control Committee, highlighting the main events and accounting criteria applied and clarifying any major events which occurred during the period.

Likewise, the Telefónica Group has documented financial processes in place which stipulate common criteria for preparing financial information in all Group companies, as well as any outsourced activities.

Also, the Company follows documented procedures for preparing consolidated financial information whereby those employees responsible for the different areas are able to verify this information. In this regard, there is a Coordination and Control Committee comprising employees responsible for these areas. They are able to submit the results of their reviews in order to correctly prepare the financial information which will be presented to the Company’s decision-making bodies (Audit and Control Committee and, if applicable, the Board of Directors).

Also, and pursuant to the internal regulations, the Executive Chairmen and the Finance Directors of the Group companies must submit a certificate to the Corporate Finance Department stating that they have reviewed the financial information being presented, that the financial statements give a true and fair view, in all material respects, of the financial position, results and cash position, and that there are no significant risks to the business or unhedged risks which may have a material impact on the Company’s equity and financial position.

In relation to the accounting close, the Consolidation and Accounting Policies Department issues instructions setting out the calendar and contents for the financial reporting period for the preparation of the consolidated annual financial statements. These instructions are mandatory for all Telefónica consolidation subgroups and subsidiaries.

The Corporate Finance Department reviews the key judgments, estimates, valuations and forecasts to identify critical accounting policies that require the use of estimates and value judgments. In these cases, the Corporate Finance Department also establishes the necessary operational co-ordination actions with the rest of the Telefónica Group units for their specific areas of activity and knowledge before presenting them to the Audit and Control Committee. The most relevant are dealt with by the Audit and Control Committee. Senior management defines the format for presenting the annual financial statements prior to approval by the Board.

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Internal Audit performs a three-tier evaluation of the ICFR Model each year:

Self-appraisal Questionnaires

All the Group’s subsidiaries complete Self-appraisal Questionnaires every year, the responses to which are certified by officers in charge of internal control over financial reporting in each company (Chief Executive Officer (CEO) and Chief Financial Officer (CFO)). These questionnaires cover those aspects of ICFR that are deemed to be minimum requirements to achieve reasonable assurance of the reliability of the financial information. A sample of responses is audited.

General Evaluation Model

As well as the requirement to complete the Self-appraisal Questionnaire, certain companies are subject to a direct review of their processes and controls due to the significance of their contribution to the Group’s economic and financial figures (and other risk factors considered). This review is conducted using the General Evaluation Model.

The Scope Definition Model is used to order in terms of priority which companies are reviewed using the General Evaluation Model. This tool is used to identify critical accounts in each Telefónica Group company employing previously-established assumptions (primarily contribution to consolidated accounts and risk).

Once these critical accounts are identified for review, the General Evaluation Model is applied as follows:

•	The processes and systems associated with the critical accounts are determined.

•	Risks affecting the financial reporting vis-à-vis these processes are identified.

•	Checks and, where necessary, process controls are put in place to provide reasonable assurance that the documentation and design of controls over financial reporting are sound.

•	Audit tests are carried out to assess the effectiveness of the controls.

Focused Tests

Focused Tests are carried out to evaluate the general controls at the main Group companies. The control objectives assessed mainly relate to rules and guidelines in force across the entire Group.

F.3.2.	Internal control policies and procedures for IT systems (including secure access, control of changes, system operation, continuity and segregation of duties) giving support to key company processes regarding the preparation and publication of financial information.

The Global Information Systems Department of the Telefónica Group is in charge of the information systems for all the Group’s business. Within its multiple and different functions is in charge of the definition and implementation of security policies and standards for applications and infrastructures (in conjunction with the Security and Networks Department), among which is included the internal control model in the field of information technologies.

In the Telefónica Group, the Internal Network and Systems Audit team is charged with monitoring the general controls over IT systems. The processes for controlling the IT systems are grouped into 22 general control objectives, which in turn are grouped together in the following three main categories:

•	Management of software upgrades: the purpose of which is to provide reasonable assurance that any new developments and upgrades (urgent or routine) to software are duly authorized, tested and signed off.

•	Data and systems access:

•	Physical security: to ensure physical access to the facilities where key software is located is appropriately controlled and restricted to authorized personnel.

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•	Logical security: to ensure only authorized personnel can access data and software (including profiles/tables, programs, operating systems, databases and other related resources).

•	Operations:

•	Infrastructure changes, backup, scheduled tasks and incident management: to make certain that infrastructures changes (operating system and database), backups, schedules tasks and exceptions, and monitoring and incident management, are carried out correctly, and provide a reasonable safety in the applications operation.

F.3.3.	Internal control policies and procedures for overseeing the management of outsourced activities, and of the appraisal, calculation or valuation services commissioned from independent experts, when these may materially affect the financial statements.

If a process or part of a process is outsourced with an independent party, controls are still required to ensure the entire process is adequately controlled. Given the importance of outsourcing services and the impacts that this can have on the opinion about the effectiveness of the internal control for financial reporting ICFR, measures are taken in the Telefónica Group to demonstrate a minimum level of control in the independent party. Actions taken to achieve this objective are three-fold:

•	Certification of internal control by an independent third party: ISAE3402 and/or SSAE16 certificates.

•	Implementation of specific controls: Determined, designed, introduced and evaluated by the company.

•	Direct evaluation: An evaluation of the outsourced processes by the Internal Audit area.

When Telefónica, S.A. or any of its subsidiaries engage the services of an independent expert whose findings may materially affect the consolidated financial statements, as part of the selection process the competence, training, credentials and independence of the third party are verified directly by the area contracting the service and, if applicable, the procurement department. The finance department has control activities in place to guarantee the validity of the data, the methods used and the reasonableness of the assumptions used by the third party.

Likewise, there is an internal procedure for engaging independent experts which requires specific levels of approval.

F.4.	Information and communication

Indicate the existence of at least the following components, and specify their main characteristics:

F.4.1.	A specific function in charge of defining and maintaining accounting policies (accounting policies area or department) and settling doubts or disputes over their interpretation, which is in regular communication with the team in charge of operations, and a manual of accounting policies regularly updated and communicated to all the company’s operating units.

The Accounting Policies and Consolidation Department of Telefónica, S.A. is charged with defining and updating the accounting policies used for preparing the consolidated financial information.

Thus, this area publishes IFRS (International Financial Reporting Standards) information newsletters summarizing the main changes to accounting methodology, as well as clarifications on various other related issues. These newsletters are monthly.

Also, the Telefónica Group has an Accounting Policies Manual which is annually updated. The objectives of this manual are: to align the corporate accounting principles and policies with IFRS; to maintain accounting principles and policies which ensure that the information is comparable within the Group and offers optimum management of the source of information; to improve the quality of the accounting information of the various Group companies and of the Consolidated Group by disclosing, agreeing and introducing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group’s accounting system by means of a reference manual.

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This Manual is mandatory for all companies belonging to the Telefónica Group, and shall be applied to their reporting methods when preparing the financial statements.

F.4.2.	Mechanisms in standard format for the capture and preparation of financial information, which are applied and used in all units within the entity or group, and support its main financial statements and accompanying notes as well as disclosures concerning ICFR

There is a Compliance Manual for Consolidation Reporting includes specific instructions on preparing the disclosures which comprise the reporting for the consolidation of the Telefónica Group’s financial statements and the preparation of consolidated financial information.

Likewise, the Telefónica Group uses specific software system for the reporting of the individual financial statements at its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual financial statements. This tool is also used to carry out the consolidation process and its subsequent analysis. The system is managed centrally and uses the same accounts plan.

F.5.	Monitoring

Indicate the existence of at least the following components, describing their main characteristics:

F.5.1.	The ICFR monitoring activities undertaken by the Audit Committee and an internal audit function whose competencies include supporting the Audit Committee in its role of monitoring the internal control system, including ICFR. Describe the scope of the ICFR assessment conducted in the year and the procedure for the person in charge to communicate its findings. State also whether the company has an action plan specifying corrective measures for any flaws detected, and whether it has taken stock of their potential impact on its financial information.

As mentioned beforehand, the Corporate By-laws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties, with its main functions including: supervising the effectiveness of the Company’s internal control system and risk management systems, and discussing with the Auditor significant weaknesses in the internal control system detected during the audit.

The Audit and Control Committee is responsible for supervising the effectiveness of the internal controls carried out by the Telefónica Group’s Internal Audit function.

The Telefónica Group’s Internal Audit function reports hierarchically to the General Secretary and the Board and functionally to the Audit and Control Committee. Its activities include: ensuring compliance with applicable laws, internal regulations and the principles of the Group’s Code of Ethics; safeguarding the Group’s assets, the efficiency and effectiveness of operations, the reliability of information, and the controlled transparency vis-à-vis third parties, and safeguarding the image of the Telefónica Group.

Internal Audit is responsible for implementing the International Standards for the Professional Practice of Internal Auditing and has been awarded a Quality Certificate from the Institute of Internal Auditors.

With regard to supervision of ICFR, Telefónica is listed on the New York Stock Exchange and is therefore subject to the regulatory requirements established by the US authorities applicable to all companies trading on this exchange.

Among these requirements is the aforementioned Sarbanes-Oxley Act and, specifically, Section 404 which stipulates that all listed companies in the US market must evaluate on an annual basis the effectiveness of their ICFR procedures and structure.

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The external Auditor issued an independent evaluation on the effectiveness of the Internal Control over the financial reporting.

To fulfil this objective, the Telefónica Group uses the aforementioned ICFR Evaluation Model, while the Internal Audit function is responsible for evaluating its performance.

In April 2013, the Audit and Control Committee was informed of the findings of the ICFRS review which directly affected 30 companies, 236 material accounting items, 483 critical processes and 160 IT systems, with a total of 7,396 (3,876 process control activities reviewed and 3,520 in IT systems general monitoring.

In order to assess the status of the general controls at Telefónica, the so-called “Focused Tests” have been carried out to analyze the controls established by the Company’s management which are associated with the general control environment and basically apply to the general guidelines and rules covering the entire Group. A total of 25 control objectives were reviewed in the two Telefónica Group companies listed in the US market.

Also, Self-Appraisal Questionnaires have been filled out by the employees in charge of the 256 Group companies certifying their assessment of a series of basic issues related to internal control in their area of responsibility.

F.5.2.	A discussion procedure whereby the auditor (pursuant to TAS), the internal audit function and other experts can report any significant internal control weaknesses encountered during their review of the financial statements or other assignments, to the company’s senior management and its Audit Committee or Board of Directors. State also whether the entity has an action plan to correct or mitigate the weaknesses found.

As explained beforehand, the unit of Internal Audit also provides support to the Audit and Control Committee in monitoring the correct functioning of the ICFR system. The system is monitored twice a year in order to offer a preliminary assessment to help resolve any major incidences in advance by establishing the corresponding action plans for the managers in charge.

The results of the final appraisal for 2013 were presented at the February 2014 meeting of the Audit and Control Committee. No material weaknesses in the ICFR structure and procedures were identified.

Each year the External Auditor issues its own opinion on the effectiveness of ICFR. At the date of this report, the External Auditor has not notified the Audit and Control Committee of the existence of any control shortcomings which constitute significant weaknesses for 2013.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work, including tasks performed to guarantee the effectiveness of the system of internal control over financial reporting.

F.6.	Other relevant information

F.7.	External auditor review

State whether:

F.7.1.	The ICFR information supplied to the market has been reviewed by the external auditor, in which case the corresponding report should be attached. Otherwise, explain the reasons for the absence of this review. Otherwise, explain the reasons for the absence of this review.

The attached information on ICFR has been submitted for review by the External Auditor, whose report is attached as an appendix to this document.

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G	Degree of compliance with corporate governance recommendations

Indicate the degree of the company’s compliance with Corporate Governance recommendations.

Should the company not comply with any of the recommendations or comply only in part, include a detailed explanation of the reasons so that shareholders, investors and the market in general have enough information to assess the company’s behavior. General explanations are not acceptable.

1	The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.10, B.1, B.2, C.1.23 and C.1.24.

Explain

In accordance with Article 26 of the Corporate By-laws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 percent voting ceiling.

The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

In addition, Article 30 of the Corporate By-laws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.

Article 31 of the Corporate By-laws establishes that, in order for a Director to be appointed Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

The Corporate By-laws (Article 26) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders’ Meeting must act in the interest of all the shareholders. Telefónica believes guarantees that any takeover shall require, in the interest of all shareholders, an offer for one hundred percent of the capital, because, naturally, and as taught by experience, potential offerors may make their offer conditional upon the removal of the defense mechanism.

In relation to the above and in accordance with the provisions of Article 527 of the Corporate Enterprises Act, any clauses in the By-laws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the buyer has a stake equal to or over 70% of share capital which confers voting rights, unless the buyer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

Telefónica, S.A.    294

2013 Consolidated Financial Statements

In addition, the special requirements for appointment as Director (Article 30 of the Corporate By-laws) or as Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission (Article 31 of the Corporate By-laws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85 percent of its members, as provided by the aforementioned Articles of the Corporate By-laws.

2	When a dominant and a subsidiary company are stock market listed, the two should provide detailed disclosure on:

a)	The type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies;

b)	The mechanisms in place to resolve possible conflicts of interest.

See sections: D.4 and D.7

Not applicable

3	Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Shareholders’ Meeting for approval or ratification. In particular:

a)	The transformation of listed companies into holding companies through the process of subsidiarization, i.e. reallocating core activities to subsidiaries that were previously carried out by the originating firm, even though the latter retains full control of the former;

b)	Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;

c)	Operations that effectively add up to the company’s liquidation.

See sections: B.6

Complies

4	Detailed proposals of the resolutions to be adopted at the General Shareholders’ Meeting, including the information stated in Recommendation 27, should be made available at the same time as the publication of the Meeting notice.

Complies

5	Separate votes should be taken at the General Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:

a)	The appointment or ratification of directors, with separate voting on each candidate;

Telefónica, S.A.    295

2013 Consolidated Financial Statements

b)	Amendments to the bylaws, with votes taken on all articles or group of articles that are materially different.

Complies

6.	Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.

Complies

7.	The Board of Directors should perform its duties with unity of purpose and independent judgment, according all shareholders the same treatment. It should be guided at all times by the company’s best interest and, as such, strive to maximize its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

Complies

8	The board should see the core components of its mission as to approve the company’s strategy and authorize the organizational resources to carry it forward, and to ensure that management meets the objectives set while pursuing the company’s interests and corporate purpose. As such, the board in full should reserve the right to approve:

a)	The company’s general policies and strategies, and, in particular:

i.	The strategic or business plan, management targets and annual budgets;

ii.	Investment and financing policy;

iii.	Design of the structure of the corporate group;

iv.	Corporate governance policy;

v.	Corporate social responsibility policy;

vi.	Remuneration and evaluation of senior officers;

vii.	Risk control and management, and the periodic monitoring of internal information and control systems.

viii.	Dividend policy, as well as the policies and limits applying to treasury stock.

See sections: C.1.14, C.1.16 and E.2

b)	The following decisions:

i.	On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.

ii.	Directors’ remuneration, and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.

Telefónica, S.A.    296

2013 Consolidated Financial Statements

iii.	The financial information that all listed companies must periodically disclose.

iv.	Investments or operations considered strategic by virtue of their amount or special characteristics, unless their approval corresponds to the General Shareholders’ Meeting;

v.	The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Transactions which the company conducts with directors, significant shareholders, shareholders with board representation or other persons related thereto (“related-party transactions”).

However, board authorization need not be required for related-party transactions that simultaneously meet the following three conditions:

1. They are governed by standard form contracts applied on an across-the-board basis to a large number of clients;

2. They go through at market prices, generally set by the person supplying the goods or services;

3. Their amount is no more than 1% of the company’s annual revenues.

It is advisable that related-party transactions should only be approved on the basis of a favorable report from the Audit Committee or some other committee handling the same function; and that the directors involved should neither exercise nor delegate their votes, and should withdraw from the meeting room while the board deliberates and votes.

Ideally the above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases and later ratified by the full board.

See sections: D.1 and D.6

Complies

9	In the interests of maximum effectiveness and participation, the Board of Directors should ideally comprise no fewer than five and no more than fifteen members.

See sections: C.1.2

Explain

The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.

In addition, it is important to bear in mind the Company’s large number of Board committees, which ensures the active participation of all its Directors.

Telefónica, S.A.    297

2013 Consolidated Financial Statements

10	External directors, proprietary and independent, should occupy an ample majority of board places, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

See sections: A.3 y C.1.3

Complies

11	That among external directors, the relation between proprietary members and independents should match the proportion between the capital represented on the board by proprietary directors and the remainder of the company’s capital.

This proportional criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:

1. In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, but where there are shareholders with high absolute value shareholdings.

2. In companies with a plurality of shareholders represented on the board but not otherwise related.

See sections: A.2, A.3 y C.1.3

Explain

The aforementioned recommendation 11 refers to the composition of the group of External Directors. As stated in Section C.1.3 of this Annual Corporate Governance Report, at 31 December 2013, the group of External Directors of Telefónica, S.A. was composed of 14 members (of a total of 18 Members), of whom five are Proprietary Directors, eight are Independent Directors and one falls under the “Other External Directors” category.

Of the five Proprietary Directors, two act in representation of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), which holds 5.427% of the capital of Telefónica, S.A., two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 6.893% of the capital, and one acts in representation of China Unicom (Hong Kong) Limited (China Unicom) which holds a 1.41% stake.

Applying the proportional criterion established in Article 243 of the LSC regarding the total number of directors, the stakes held by “la Caixa” and BBVA are sufficient to entitle each entity to appoint a director.

Moreover, it must be taken into account that recommendation 11 stipulates that this strict proportionality criterion can be relaxed so the weight of Proprietary Directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.

In this regard, Telefónica ranks among the top listed companies on Spanish stock exchanges in terms of stock market capitalization, reaching the figure of 53,861 million euros at December 31, 2013, which means a very high absolute value of the stakes of “la Caixa” and BBVA in Telefónica (that of “la Caixa” is 2,914 million euros, and that of BBVA is 3,713 million euros). This justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the board each (to which they would strictly have the right in accordance with Article 243 of the Corporate Enterprises Act) to two members, i.e. permitting the appointment of just one more Proprietary Director over the strictly legal proportion.

On January 23, 2011, China Unicom and Telefónica, S.A. expanded on their existing strategic alliance and signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. In recognition of China Unicom’s stake in Telefónica, approval was given at Telefónica’s General Shareholders’ Meeting held on May 18, 2011 for the appointment of a board member named by China Unicom.

Telefónica, S.A.    298

2013 Consolidated Financial Statements

12	The number of independent directors should represent at least one third of all board members.

See section: C.1.3

Complies

13	The nature of each director should be explained to the General Meeting of Shareholders, which will make or ratify his or her appointment. Such determination should subsequently be confirmed or reviewed in each year’s Annual Corporate Governance Report, after verification by the Nomination Committee. Said Report should also disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 5% of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorships.

See sections: C.1.3 y C.1.8

Complies

14	When women directors are few or non existent, the Nomination Committee should take steps to ensure that:

a)	The process of filling board vacancies has no implicit bias against women candidates;

b)	The company makes a conscious effort to include women with the target profile among the candidates for board places.

See sections: C.1.2, C.1.4, C.1.5, C.1.6, C.2.2 y C.2.4

Explain

In fact, the search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to coopt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. María Eva Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a term of five years. On September 17, 2012, Ms. Eva Castillo Sanz was appointed as Chairwoman of Telefónica Europe, and therefore changed from being an Independent Director to an Executive Director.

Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and Secretary of the Board of Directors of Telefónica.

Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.

Telefónica, S.A.    299

2013 Consolidated Financial Statements

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.

15	The Chairman, as the person responsible for the proper operation of the Board of Directors, should ensure that directors are supplied with sufficient information in advance of board meetings, and work to procure a good level of debate and the active involvement of all members, safeguarding their rights to freely express and adopt positions; he or she should organize and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive, along with the chairmen of the relevant board committees.

See sections: C.1.19 y C.1.41

Complies

16	When a company’s Chairman is also its chief executive, an independent director should be empowered to request the calling of board meetings or the inclusion of new business on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the board’s evaluation of the Chairman.

See sections: C.1.22

Complies

17	The Secretary should take care to ensure that the board’s actions:

a)	Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulatory agencies;

b)	Comply with the company bylaws and the regulations of the General Shareholders’ Meeting, the Board of Directors and others;

c)	Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.

In order to safeguard the independence, impartiality and professionalism of the Secretary, his or her appointment and removal should be proposed by the Nomination Committee and approved by a full board meeting; the relevant appointment and removal procedures being spelled out in the board’s regulations.

See section: C.1.34

Complies

18	The board should meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.
See sections: C.1.29

Telefónica, S.A.    300

2013 Consolidated Financial Statements

Complies

19	Director absences should be kept to the bare minimum and quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: C.1.28, C.1.29 y C.1.30

Complies

20	When directors or the Secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them can request that they be recorded in the minute book.

Complies

21	The board in full should evaluate the following points on a yearly basis:

a)	The quality and efficiency of the board’s operation;

b)	Starting from a report submitted by the Nomination Committee, how well the Chairman and chief executive have carried out their duties;

c)	The performance of its committees on the basis of the reports furnished by the same.

See sections: C.1.19 y C.1.20

Complies

22	All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the Chairman or Secretary.

See sections: C.1.41

Complies

23	All directors should be entitled to call on the company for the advice and guidance they need to carry out their duties. The company should provide suitable channels for the exercise of this right, extending in special circumstances to external assistance at the company’s expense.

See sections: C.1.40

Complies

Telefónica, S.A.    301

2013 Consolidated Financial Statements

24	Companies should organize induction programs for new directors to acquaint them rapidly with the workings of the company and its corporate governance rules. Directors should also be offered refresher programs when circumstances so advise.

Complies

25	Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:

a)	Directors should apprise the Nomination Committee of any other professional obligations, in case they might detract from the necessary dedication;

b)	Companies should lay down rules about the number of directorships their board members can hold.

See sections: C.1.12, C.1.13 and C.1.17

Complies

26	The proposal for the appointment or renewal of directors which the board submits to the General Shareholders’ Meeting, as well as provisional appointments by the method of co-option, should be approved by the board:

a)	On the proposal of the Nomination Committee, in the case of independent directors.

b)	Subject to a report from the Nomination Committee in all other cases.

See sections: C.1.3

Complies

27	Companies should post the following director particulars on their websites, and keep them permanently updated:

a)	Professional experience and background;

b)	Directorships held in other companies, listed or otherwise;

c)	An indication of the director’s classification as executive, proprietary or independent; In the case of proprietary directors, stating the shareholder they represent or have links with.

d)	The date of their first and subsequent appointments as a company director; and

e)	Shares held in the company and any options on the same.

Complies

28	Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter’s number should be reduced accordingly.

Telefónica, S.A.     302

2013 Consolidated Financial Statements

See sections: A.2, A.3 and C.1.2

Complies

29	The Board of Directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where just cause is found by the board, based on a proposal from the Nomination Committee. In particular, just cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disqualifying grounds enumerated in Ministerial Order ECC/461/2013.

The removal of independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in Recommendation 11.

See sections: C.1.2, C.1.9, C.1.19 and C.1.27

Complies

30	Companies should establish rules obliging directors to inform the board of any circumstance that might harm the organization’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the crimes stated in article 213 of the Public Limited Companies Act, the board should examine the matter and, in view of the particular circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The board should also disclose all such determinations in the Annual Corporate Governance Report.

See sections: C.1.42, C.1.43

Complies

31	All directors should express clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.

This terms of this Recommendation should also apply to the Secretary of the board, director or otherwise.

Complies

32	Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Irrespective of whether such resignation is filed as a significant event, the motive for the same must be explained in the Annual Corporate Governance Report.

Telefónica, S.A.     303

2013 Consolidated Financial Statements

See sections: C.1.19

Not applicable

33	Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-based instruments, payments linked to the company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their tenure.

Complies

34	External directors’ remuneration should sufficiently compensate them for the dedication, abilities and responsibilities that the post entails, but should not be so high as to compromise their independence.

Complies

35	In the case of remuneration linked to company earnings, deductions should be computed for any qualifications stated in the external auditor’s report.

Not applicable

36	In the case of variable awards, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, atypical or exceptional transactions or circumstances of this kind.

Complies

37	When the company has an Executive Committee, the breakdown of its members by director category should be similar to that of the board itself. The Secretary of the board should also act as secretary to the Executive Committee.

See sections: C.2.1 and C.2.6.

Complies

38	The board should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the Committee’s minutes.

Complies

Telefónica, S.A.     304

2013 Consolidated Financial Statements

39	In addition to the Audit Committee mandatory under the Securities Market Act, the Board of Directors should form a committee, or two separate committees, of Nomination and Remuneration.

The rules governing the make-up and operation of the Audit Committee and the committee or committees of Nomination and Remuneration should be set forth in the board regulations, and include the following:

a)	The Board of Directors should appoint the members of such committees with regard to the knowledge, aptitudes and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first board plenary following each meeting;

b)	These committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior officers may also attend meetings, for information purposes, at the Committees’ invitation.

c)	Committees should be chaired by an independent director.

d)	They may engage external advisors, when they feel this is necessary for the discharge of their duties.

e)	Meeting proceedings should be minuted and a copy of the minutes sent to all board members.

See sections: C.2.1 and C.2.4

Complies

40	The job of supervising compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Nomination Committee or, as the case may be, separate Compliance or Corporate Governance committees.

See sections: C.2.3 and C.2.4

Complies

41	All members of the Audit Committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management matters.

Complies

42	Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.

See sections: C.2.3

Complies

Telefónica, S.A.     305

2013 Consolidated Financial Statements

43	The head of internal audit should present an annual work program to the Audit Committee, report to it directly on any incidents arising during its implementation, and submit an activities report at the end of each year.

Complies

44	Control and risk management policy should specify at least:

a)	The different types of risk (operational, technological, financial, legal, reputational, …) the company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance sheet risks;

b)	The determination of the risk level the company sees as acceptable;

c)	Measures in place to mitigate the impact of risk events should they occur;

d)	The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance sheet risks.

See section: E

Complies

45	The Audit Committee’s role should be:

1st. With respect to internal control and reporting systems:

a) Review internal control and risk management systems on a regular basis, so the main risks are properly identified, managed and disclosed.

b) Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

c) Establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

2nd. With respect of the external auditor:

a) Receive regular information from the external auditor on the progress and findings of the audit programme, and check that senior management are acting on its recommendations.

b) Monitor the independence of the external auditor, to which end:

i) The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

ii) The Audit Committee will investigate the issues giving rise to the resignation of any external auditor.

See sections: C.1.36, C.2.3, C.2.4 and E.2

Telefónica, S.A.     306

2013 Consolidated Financial Statements

Complies

46	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

Complies

47	The Audit Committee should prepare information on the following points from Recommendation 8 for input to board decision-making:

a)	The financial information that all listed companies must periodically disclose. The Committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b)	The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.

See sections: C.2.3 and C.2.4

Complies

48	The Board of Directors should seek to present the annual accounts to the General Shareholders’ Meeting without reservations or qualifications in the audit report. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

See section: C.1.38

Complies

49	The majority of Nomination Committee members – or Nomination and Remuneration Committee members as the case may be – should be independent directors.

See sections: C.2.1

Complies

50.	The Remuneration Committee should have the following functions in addition to those stated in earlier recommendations:

a) Evaluate the balance of skills, knowledge and experience on the board, define the roles and capabilities required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.

Telefónica, S.A.     307

2013 Consolidated Financial Statements

b) Examine or organize, in appropriate form, the succession of the chairman and chief executive, making recommendations to the board so the handover proceeds in a planned and orderly manner.

c) Report on the senior officer appointments and removals which the chief executive proposes to the board.

d) Report to the board on the gender diversity issues discussed in Recommendation 14 of this Code.

See section: C.2.4

Complies

51.	The Nomination Committee should consult with the company’s Chairman and chief executive, especially on matters relating to executive directors.

Any board member may suggest directorship candidates to the Nomination Committee for its consideration.

Complies

52.	The Remuneration Committee should have the following functions in addition to those stated in earlier recommendations:

a) Make proposals to the Board of Directors regarding:

i) The remuneration policy for directors and senior officers;

ii) The individual remuneration and other contractual conditions of executive directors.

iii) The standard conditions for senior officer employment contracts.

b) Oversee compliance with the remuneration policy set by the company.

See section: C.2.4

Complies

53.	The Remuneration Committee should consult with the Chairman and chief executive, especially on matters relating to executive directors and senior officers.

Complies

Telefónica, S.A.     308

2013 Consolidated Financial Statements

H	Other information of interest

1.	If you consider that there is any material aspect or principle relating to the Corporate Governance practices followed by your company that has not been addressed in this report and which is necessary to provide a more comprehensive view of the corporate governance structure and practices at the company or group, explain briefly.

—

2.	You may include in this Section any other information, clarification or observation related to the above Sections of this report.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

3.	The company may also state whether it voluntarily subscribes to other international, sectorial or other ethical principles or standard practices. If applicable identify the Code and date of adoption.

GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the financial year ended on December 31, 2013, except in those issues in which a different date of reference is specifically mentioned.

- Note 1 to Section A.3]

It should be noted that the Company has an Internal Code of Conduct for Securities Markets Issues setting out, among other issues, the general operating principles for Directors and senior executives when carrying out personal trades involving securities issued by Telefónica, S.A. and financial instruments and contracts whose underlying securities or instruments are issued by the Company.

The general operating principles of this Internal Code of Conduct include transactions subject to notification, action limitations as well as the minimum holding period when acquiring securities in the Company, during which time these may not be transferred, except in the event of extraordinary situations that justify their transfer, subject to authorization by the Regulatory Compliance Committee.

- Note 2 to Section A.3]

On September 16, 2011, the Executive Chairman of the Company, Mr. César Alierta Izuel, notified the CNMV of the purchase of 100,000 call options granting the right to acquire 10 million shares of Telefónica, S.A. up to the maturity date on June 20, 2014, with an exercise price of 18 euros.

At the General Shareholders’ Meeting of Telefónica, S.A. on May 18, 2011, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of the Group (including Executive Directors) known as the Performance & Investment Plan (“PIP”). Under this plan, participants who met the qualifying requirements were awarded a certain number of Telefónica, S.A. shares as a form of variable compensation. Said General Shareholders’ Meeting approved the maximum number of shares to be awarded to Executive Directors subject to their meeting the Co-Investment requirement established in the Plan and the maximum target total shareholder return (TSR) established for each phase.

In accordance with the above, the amounts appearing in Section A.3. of this report under “Number of direct options” and “Equivalent number of shares” (i.e. Mr. César Alierta Izuel, 898,334-1,403,647; Mr. Julio Linares López, 163,828-255,983; Mr. José María Álvarez-Pallete López, 459,650-658,204; Ms. Eva Castillo Sanz, 199,864-312,287; and Mr. Santiago Fernández Valbuena, 286,742-448,036) relate to the theoretical number of shares assigned and the maximum possible number of shares to be received in the first, second and third phase if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met.

Telefónica, S.A.     309

2013 Consolidated Financial Statements

- Note 3 to Section A.5.]

The company Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. was incorporated in January 2013, the shareholders of which are Finconsum, Establecimiento Financiero de Crédito, S.A.U. (a Caja de Ahorros y Pensiones de Barcelona, “la Caixa”, Group company) and Telefónica, S.A.

- Nota 4 to Section A.8.]

Gain/(loss) on treasury shares sold during the year (thousands of euros)
44,738

- Note 5 to Section C.1.3]

On June 26, 2013, the Board of Directors resolved to change the status of the director Mr. José Fernando de Almansa Moreno-Barreda from “Other External” Director to Independent Director.

Mr. José Fernando de Almansa Moreno-Barreda was appointed as a Director of Telefónica, S.A. on February 26, 2003, as an Independent Director. In 2007 he became an “Other External” Director on publication of the so-called “Conthe” Code, since he was a CEO of the Mexican company Servicios Externos de Apoyo Empresarial, S.A. de C.V., and a director of BBVA Bancomer México, S.A. de C.V., both of which belong to the BBVA Group.

In 2008, Mr. Almansa stood down as the said CEO. Consequently, five years after resigning as CEO of the Mexican company Servicios Externos de Apoyo Empresarial, S.A. de C.V., (he continues to hold the post of Substitute Independent Director with no executive duties in BBVA Bancomer México, S.A. de C.V.), Mr. Almansa director’s status changed to Independent Director.

On February 26, 2013, the Director Ms. Eva Castillo, resign in the performance of her executive role as Telefónica Europe Chairwoman, changing its status of Executive Director to “Other External” Director.

Also, on February 26, 2014, the Director Mr. Santiago Fernández Valbuena was appointed Strategy General Director, resigning as Telefónica Latin America Chairman.

- Note 6 to Section C.1.11]

On January 29, 2014, the director Ms. Eva Castillo Sanz stood down as Chairwoman of the Supervisory Board of Telefónica Czech Republic, a.s.

- Note 7 to Section C.1.12]

Until December 13, 2013, Mr. César Alierta Izuel and Mr. Julio Linares López were Directors of Telecom Italia, S.p.A.

- Note 8 to Section C.1.14]

Although the investment and financing policy is not included literally in Article 5.4. of the Regulations of the Board of Directors, in practice said policy is the exclusive competency of the Board of Directors of the Company.

Telefónica, S.A.     310

2013 Consolidated Financial Statements

- Note 9 to Section C.1.31]

In accordance with US securities market regulations, the information contained in the Annual Report on form 20-F (which includes the Consolidated Annual Accounts of the Telefónica Group), filed with the Securities and Exchange Commission, is certified by the Executive Chairman of the Company and by the CFO. This certification is made after the Financial Statements have been prepared by the Board of Directors of the Company.

- Note 10 to Section C.1.39]

Financial year 1983 was the first audited by an External Auditor. Prior to that, the financial statements were revised by chartered accountants (censores de cuentas). Therefore, 1983 is the base year taken for calculating the percentage in the case of audits of the Individual Annual Accounts of Telefónica, S.A., while 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Annual Accounts, as 1991 was the first year in which the Telefónica Group prepared Consolidated Annual Accounts.

- Note 11 to Section C.2.1]

In its meeting on May 31, 2013, the Board of Directors resolved on the recommendation of the Nominating, Compensation and Corporate Governance Committee to disband the International Affairs Committee and Human Resources, Corporate Reputation and Corporate Responsibility Committee, and establish a new Board of Directors’ advisory committee – the Institutional Affairs Committee.

- Note 12 to Section D.2]

The transactions included under “Other Transactions” in amounts of 12,268,365 euros and 1,083,569 euros with Banco Bilbao Vizcaya Argentaria, S.A. and 1,199,868 euros with Caja de Ahorros y Pensiones de Barcelona, “la Caixa”, entail transactions with derivatives.

Telefónica, S.A.     311

2013 Consolidated Financial Statements

- Note 13 to Section E.3]

Risks and uncertainties facing the Company

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results, must be considered jointly with the information in the consolidated financial statements of 2013, and are as follows:

Group-related risks

Worsening of the economic and political environment could negatively affect business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but entails the need of considering various legislations, as well as the political and economic environments of the countries in which it operates. Any adverse developments or even just uncertainties in this regard, or possible exchange-rate or sovereign-risk fluctuations may adversely affect the business, financial position, cash flows and/or the performance of some of the Group’s economic and financial parameters.

With respect to the economic environment, the Telefónica Group’s business is impacted by overall economic conditions in each of the countries in which it operates. Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group. The main macroeconomic factors that could have an adverse impact on consumption and, accordingly, on the level of demand for our services and finally, on Telefónica Group’s results, are: the shortage of credit in an environment of adjustment of banks’ balance sheets; the evolution of the labor market; the worsening of consumer confidence, with an increase in saving rates as an immediate consequence; or the needs for greater fiscal adjustment, which would negatively impact on the household income levels and corporate investments, expenses and revenues.

This economic risk might be significant in some European countries which are on the road to recovery but are rebounding more slowly due to financial imbalances that must continue to be corrected. According to the European Economic and Financial Affairs Council, the European economy is expected to have shrunk by -0.4% in 2013 and will only grow 1.1% in 2014, assuming, therefore, that private consumption growth may be weak in certain cases. In this region, Telefónica Group generated 47% of the Group’s total revenues in 2013 (including 22.7% in Spain, 11.7% in the UK and 8.6% in Germany).

Also, the impact of the sovereign debt crisis and the rating downgrades in certain Euro Area countries should be taken into account. Any additional deterioration in the sovereign debt markets, doubts about developments in European projects (e.g. implementation of the banking union project, the results of the European elections or progress towards fiscal integration), as well as further credit restrictions by the banking sector could have an adverse effect on the Telefónica’s ability to access funding and/or liquidity which could have a significant adverse effect on the Group’s businesses, financial position, results of operations and cash flows. In addition, the Group’s business may be affected by other possible effects from the economic crisis, including a possible insolvency of key customers and suppliers.

In Latin America, the most important challenge is the exchange-rate risk in Venezuela and Argentina (with a sustained accelerated depreciation of the peso against the dollar), given the negative impact that a higher than expected depreciation in their currencies could have on cash flows from both countries. The economic outlook for the entire region suggests that growth rates will remain stable at around 3%, supported by solid domestic demand fundamentals. International scene, despite being not so favorable as in the past periods, it will remain to have a relatively benign impact on the region, except for potential periods of volatility linked to the evolution of the developed financial markets (especially long-term interest rates in the United States affected by the U.S. Federal Reserve’s intervention that are not discounted in the market), a greater than envisaged economic slowdown in Asia (a key region for Latin America), and the slow progress being made with structural reforms projects in the majority of these countries which limits potentially higher growth rates. The most significant internal macroeconomic risk factors in the region would be the very high inflation rates in Venezuela and Argentina that could lead to economic stagnation in these countries, the delicate situation of Venezuela’s public finance, and the deterioration in the external accounts of countries such as Argentina, Brazil, Chile and Peru; though with very different funding outlooks for the latter three (favorable) than the first.

Telefónica, S.A.     312

2013 Consolidated Financial Statements

In relation to the political environment, the Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk,”. On this point, approximately 15% of our revenues in the telephony business are generated in countries that do not have investment grade status (in order of importance Venezuela, Argentina, Ecuador, Guatemala, Nicaragua, El Salvador and Costa Rica), and other countries are only one notch away from losing this threshold. Also note that despite clear improvements in Brazil, recent announcements by the ratings agencies considering a possible downgrading of its credit rating could, depending on the extent of the downgrading, result in strong exchange-rate volatility due to an outflow of investments, especially strong in fixed-income.

Among the factors included in the concept of “country risk”, we highlight:

•	government regulation or administrative polices may change unexpectedly, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approvals) which could negatively affect the Group’s interests in such countries;

•	abrupt exchange-rate fluctuations mainly due to situations of high levels of inflation and “twin deficits” (in public finance and external sector) with the resulting exchange-rate overvaluation. This movement could lead to a strong exchange-rate depreciation in the context of a floating exchange rate regime, to a significant devaluation off the back of abandoning fixed exchange rates regimes, or to the introduction of varying degrees of restrictions on capital movement. For example, in Venezuela, the official U.S. Dollar to Bolivar fuerte exchange rate is established by the Central Bank of Venezuela and the Minister of Finance, with an alternative market for attracting foreing currency through SICAD’s fortnightly auctions. Additionally, the acquisition of foreign currencies by Venezuelan or Argentinian companies (in some cases) to pay foreign debt or dividends is subject to the pre-authorization of the relevant authorities. Also, the Argentinean peso is following a sustained accelerated depreciation against the U.S. dollar;

•	governments may expropriate or nationalize assets, or make adverse tax decisions, or increase their participation in the economy and in companies;

•	economic-financial downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries; and

•	maximum profit margins limits may be impose in order to limit the prices of goods and services through the analysis of cost structures. Thus, in Venezuela, a maximum profit margin has been introduced that will be set annually by the Superintendence for the defense of socio-economic rights.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates, interest rates or financial investment risks.

At December 31, 2013, 71% of the Group’s net debt (in nominal terms) had its interest rates fixed over a year, while 23% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2013: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 118 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, dollar and the pound sterling (these to zero rates in order to avoid negative rates), would lead to a reduction in financial expenses of 55 million euros. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

According to the Group’s calculations, the impact on results and specifically changes in the value of a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 42 million euros, primarily due to the weakening of the Venezuelan bolivar and, to a lesser extent, the Argentinean peso. These calculations had been made assuming a constant currency position with an impact on profit or loss at December 31, 2013 including derivative instruments in place.

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Telefónica, S.A.     313

2013 Consolidated Financial Statements

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the development and implementation of the Company’s strategic plan, as well as well as the development and implementation of new technologies or the renewal of licenses require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of economic recovery, the health of the international banking system and the concerns regarding the burgeoning deficits of some European countries. The worsening international financial market credit conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt or arrange new debt if necessary, and more difficult and costly to raise funds from our shareholders, and may negatively affect the Group’s liquidity. At December 31, 2013, gross financial debt scheduled to mature in 2014 amounted to 9,214 million euros (which includes: (i) the net position of derivative financial instruments, certain current payables and (ii) 582 million euros of notes with an option of early repayment and no contractual obligation to be repaid), and gross financial debt scheduled to mature in 2015 amounted to 6,802 million euros. Despite having covered gross debt maturities of 2014 and 2015 by available cash and lines of credit at December 31, 2013, possible difficulties to maintain the current safety margin, or the risk that this could be significantly and unexpectedly exhausted, could force Telefónica to use resources allocated for other investments or commitments for payment of its financial debt, which could have a negative effect on the Group’s businesses, financial position, results of operations or cash flows.

Although the Group maintains liquidity coverage on 24-month maturities, obtaining financing on the international capital markets could also be restricted, in terms of access and cost, if Telefónica’s credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Any of these situations could have a negative impact on our ability to deal with our debt maturities.

Moreover, market conditions could make it harder to renew existing undrawn credit lines, 10% of which, at December 31, 2013, initially mature prior to December 31, 2014.

Risks related to the Group’s industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and regulations in different countries, and additionally, many of the services provided require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to spectrum availability. Among the main risks of this nature are the spectrum and licenses/concessions, rates, universal service regulation, fiber networks, privacy, functional separation of businesses and network neutrality.

Thus, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies decisions, such us economic fines for serious breaches in the provision of services and, eventually, revocation or failure to renew these licenses, authorizations or concessions or the granting of new licenses to competitors for the provisions of services in a specific market.

The Telefónica Group pursues its license renewal in the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession. Additionally, the Telefónica Group could be affected by regulatory actions carried out by antitrust of competition authorities. These authorizations could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could results in economic and/or reputational loss for the Group, in addition to a loss of market share and/or in harm to the future growth of certain businesses.

Telefónica, S.A.     314

2013 Consolidated Financial Statements

Regulation of spectrum and government concessions:

The “Digital Single Market” packaged of measures is currently being amended by the European Parliament to include important measures affecting, inter alia, spectrum regulation. Although these measures are not yet final, they could have significant implications as they include new provisions on secondary markets, criteria to apply at auctions, renewals and terms of licensees, etc.

In 2015/2016, in Germany, it is expected that frequencies in the 900/1800 MHz band licenses, expiring at the end of 2016, will be renewed. The German regulator has adopted a proposal decision envisaging an auction of spectrum in the 900 MHz, 1800 MHz, 700 MHz and 1500 MHz bands. Furthermore, it is proposed, for operators holding 900 MHz GSM band licenses, the reservation of 2X5 MHz in this band. Aforementioned reservation entails a 99% population coverage obligation. Moreover, European and National regulators are reviewing the implications of the merger of Telefónica Germany and E-Plus, and any potential remedies or conditions. Remedies could affect the spectrum finally available. In Spain, it is expected that the previously auctioned frequencies in the 800 MHz band from the digital dividend, will be allocated on January 1, 2015. For its part, in the UK a tax rate increase for the use of the spectrum in 900 and 1800 MHz band is under discussion, the outcome is uncertain.

Main allocation criteria for the 700 MHz band (Digital Dividend II) will be defined in coming years in Europe. This could involve facing new cash outflow ahead of schedule (most likely scenario is currently seen as to have this spectrum between 2018 and 2021).

In Latin America, spectrum auctions will take place entailing potential outflows to obtain new licenses or to meet the coverage requirements associated with these licenses. Specifically, the following procedures are in progress or expected to take place in 2014:

•	Brazil. Auction of the 700 MHz band. Allocation of frequencies in the 700 MHz band for fixed-line and mobile telephone and broadband services has being approved. However, the allocation process requires television channels currently occupying this band to be migrated and Anatel to complete its analysis regarding spectrum interference between mobile and television services.

•	Chile. Auction of the 700 MHz band.

•	Ecuador. Negotiations underway to obtain additional frequencies in the 1900 MHz band.

•	El Salvador. The auction of one block in the 1900 MHz band and another in the AWS band had been postponed, although this issue might be resolved in the coming months.

•	Venezuela. Auction in the AWS band (1710-2170 MHz frequencies) and in the 2.5 GHz band, has been suspended.

On the other hand, negotiations to renew 850 MHz/1900 MHz licenses in Colombia (where a legal action regarding the reversion of assets at the end of the license terms is in place) and 850/1900 MHz licenses in Panama are under way. In Peru, an application for partial renewal of the concessions for the provision of the fixed-line service for another five years has been made, although assurance has been given that the concession will remain in force until November 2027. Also, a new law has also been enacted establishing mobile virtual network operator (MVNOs) and Rural Mobile Infrastructure Operators (RMIOs) in the Peruvian market. In Mexico, it is envisaged, in development of the constitutional reform enacted due to the “Pact for Mexico” political initiative, the creation of a wholesale network publicly owned which will offer wholesale services in the 700 MHz band, the funding and the marketing model of this project have not been determined at present

On the other hand, Telefónica UK was awarded two 10 MHz blocks of spectrum in the 800 MHz band in 2013 to roll out a national 4G network. In Spain, the following license extensions have been granted: in the 900 MHz band, 4 MHz from July 2025 to December 2030 and 1 MHz from February 2015 to December 2030, likewise, in the 1800 MHz band a 20 MHz license has been extended from 2028 to December 2030. Moreover, in 2013, Telefónica also obtained spectrum licenses in Uruguay (2x5 MHz in the 1900 MHz band), Colombia (30 MHz in the AWS band) and Peru (20+20 MHz in the 1700 MHz band). In 2013 Telefónica Brazil requested the amendment of the Terms of its Authorization for the “L” band in order to relocate the blocks of radiofrequencies. Currently, the “L” band is located in the 3G radiofrequencies (1.9/2.1GHz). The notice of the “L” band provided for such relocation and the request ensured a more efficient use of the spectrum for Telefónica Brazil. CAPEX associated with the new spectrum in 2013 amounted to 1,224 million euros.

Telefónica, S.A.     315

2013 Consolidated Financial Statements

In 2012, Telefónica Ireland was awarded spectrum in the 800, 900 and 1800 MHz bands. In Brazil, Telefónica was awarded a block of the 2500 MHz “X” band (20+20 MHz), including the 450 MHz band in certain states. In the spectrum auction, Telefónica Brazil had to compensate the former licensees of this bandwidth, used for multichannel multipoint distribution services. The other operators also awarded spectrum shall, in turn, compensate Telefónica Brazil. Part of these compensation requirements is being legally contested. In Venezuela, the concession agreement between Telefónica Venezolana and the Regulator for an additional 20 MHz in the 1900 MHz band was executed. Telefónica Móviles Chile, S.A. was awarded radiofrequencies for 4G technology in the 2.6 GHz band (2x20 MHz), and in Nicaragua Telefónica was granted 36 MHz in the 700 MHz band.

The Company’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates or its capacity to assume the related costs, could have an adverse impact its ability to launch and provide new services and on the Company’s ability to maintain the quality of existing services, which may adversely affect the Group’s financial condition, results of operations and cash flows. Further details on the availability of spectrum of Group companies and the expiry of their rights are provided in Appendix VII to the 2013 Consolidated Financial Statements.

Regulation of wholesale and retail charges:

In terms of roaming, the regulated “Eurotariffs” will be reduced in July 2014, as per the Regulation approved in 2012. The structural roaming solutions which could lead to a price decrease in the intra-european roaming services, will also take effect in July 2014. Furthermore, the packet of “Digital Single Market” measures mentioned above also includes a proposal to eliminate European Union roaming charges in July 2016 as well as international charges.

The decreases in wholesale mobile network termination rates in Europe are also noteworthy. In the UK, wholesale mobile network termination rates will be reduced to 0.845 pence/minute from April 1, 2014 (representing a 0.3% reduction compared to the current rates), while the termination rate in Germany was set at 0.0179 euro/minute as from December 31, 2013 (3.24% lower than the previous termination rates). The European Commission has requested that the German regulator withdraw or amend its latest decision on mobile termination rates. There is a risk that the European Commission will initiate infringement proceedings, against Germany, and rates may be further reduced. In Spain, the schedule for reducing mobile network termination rates has reached the target rate (0.0109 euro/minute) in July 2013, representing close to 61% lower than the wholesale prices in force until that date. As from July 2013, the target price reached will remain in force until new target prices are set. The Spanish regulator has yet to make its decision on this matter. Based on a High Court ruling in Ireland, a mobile termination rate of 2.60 euro cents was provisionally imposed (more favorable than the figure initially proposed by the regulator), applicable from July 1, 2013 (representing 29.35% lower the previous termination rates). The Irish regulator is also developing a more adverse cost model based on long-run incremental cost (LRIC) price calculation, which is expected to be announced in July 2014.

Also, in Latin America, there are moves to review mobile termination rates leading to these being reduced. Thus, for example, developments in Mexico are among the most relevant, where the declaration of dominant operators in the telecommunications market is expected to lead to asymmetric regulatory measures that must be set. The Company’s competitive position may benefit to a greater or lesser extent depending on the scope of these measures. Telefónica México has filed an administrative appeal against the 2011 resolutions of the Federal Telecommunications Commission of México (Cofetel) regarding mobile network termination rates (representing a 61% reduction compared to the previous rates). As of today, no ruling has been made on this appeal. Once these appeals have been concluded, the rates applied may be further reduced retroactively. As of today, Cofetel has not approved the termination rates for 2012, 2013, or 2014.

In Brazil, in October 2011, the regulator (Anatel) approved the fixed-mobile rate adjustment Regulation, which provides a progressive reduction of these rates until 2014 through a reduction factor, which will be deducted from the inflation, and implying a reduction of approximately 29% in 2012-2014. However, the Plano Geral de Metas de Competiçao (PGMC) of the end of 2012 extended application of the reduction to 2015 and amended the rates for 2014 and 2015 (75% of the 2013 rate in 2014 and 50% of the 2013 rate in 2015). A draft law has been prepared in Brazil to abolish the basic telephony service monthly fee. “Price protection” practices (reimbursement of price differences of a product to customers if this falls within a relative short period of time) may also have a negative effect, both in economic and image terms.

In Chile, a process to set new fixed-line termination charges is ongoing. A Tariff Decree has been passed for mobile networks covering the 2014-2019 five-year period. The new Tariff Decree entered into effect on January 25, 2014 and implies a reduction of 73.4% with respect to the previous rates. In Ecuador the rate-related risks also concern a reduction in rural and urban telephony charges, a reimbursement of top-up balances, as well as rounding to the nearest minute.

Telefónica, S.A.     316

2013 Consolidated Financial Statements

The implementation of the Enabling Act (Ley Habilitante) in Venezuela also confers full powers to the President to implement price controls measures, and it is therefore expected that it will not be possible to raise Movistar retail rates in line with high Venezuela inflation. In relation to mobile termination rates with the national operator of reference, these have been reduced 6% compared to the previous rates.

In Peru, the previously applicable rate was reduced by 24.24% in October 2013.

In Colombia, a decision was adopted establishing a gradual reduction for termination mobile rates. Regarding the termination model for time, the reduction for 2014 is 19.8% and 24.6% for 2015. For the capacity model the reduction will be 10.9% for 2014 and 12.3% for 2015. In relation with fix networks (for extended local networks) the reduction will be 50% for 2014 and 100% for 2015.

Regulation of universal services:

The European Commission on its formal obligation to review the Universal Service Directive will launch a public consultation whose objective will be to modify the scope of their obligations and include, at a European level, far higher broadband speeds than are currently provided. Depending on the terms set forth in the new regulation, implementation at a local level could lead to higher costs for both the universal service provider and the operators forced to finance the Universal Service.

The regulator in Brazil has modified the universal service targets. This represents a risk on the Company’s positive balance resulted from the fulfilment of 2003 universal service targets, whose implementation was less costly than the initially established targets, leaving a positive balance for the Company.

The new requirements that cause this positive balance could apply until 2025, and extend beyond on issues such as, for example, rural telephony services and the expansion of the backhaul network. Rural telephony services are another risk in Brazil given the obligations arising from the switched fixed-line telephone services model and the obligations to provide mobile coverage in certain rural areas of the country.

Regulation of fiber networks:

It is expected that in 2014, Spanish National Competition Authority (Comisión Nacional de los Mercados y la Competencia) will study broadband market regulation in Spain. This could increase Telefónica’s regulatory obligations in Spain, especially wholesale market obligations concerning access to fiber networks, and its pricing.

Regulations on privacy:

In Europe, a new Data Protection Regulation is in the pipeline before the end of the current European legislative term (spring 2014). This could lead to certain critical provisions laid down in the current draft of the Regulation (presently under debate) being worded in such a way that stops or hinders Telefónica from launching some services, that focus on the processing of personal data.

Regulation of functional separation:

The new principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operated during 2011 and 2012 could result in greater regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators, in specific cases and under exceptional conditions, forcing operators with significant market power and vertically-integrated operators to separate their wholesale and retail businesses at a functional level. They would therefore be required to offer equal wholesale terms to third-party operators that acquire these products.

Regulation of network neutrality:

In Europe, application of the current regulatory framework means that it is likely that during 2014, the Body of European Regulators for Electronic Communications (BEREC) and national regulators will strengthen their supervision of operators with regard to blocking of access, discrimination of applications or Internet service quality. The European Parliament and the Council are simultaneously debating the draft of the European Digital Market Regulation proposed by the European Commission, in particular concerning network neutrality, network management or differentiation of Internet access service characteristics. All of them are aspects of great importance that have a direct impact on potential business models that can be developed in the future.

Telefónica, S.A.     317

2013 Consolidated Financial Statements

Presently we have countries where net neutrality has already been ruled, such us Chile and Colombia. But it is a live issue and with varying degree of development in the rest of the countries .In Germany, the Economy Minister published a draft law on June 20, 2013 to regulate neutrality, especially with regard to blocking and discrimination of content and Internet services. The text is pending approval by parliament in 2014 after the new government was sworn in during December 2013.

In Brazil, the Civil Rights Framework for Internet Governance is being debated by Congress and is expected to be approved in the first quarter of 2014. It includes policies on the Internet such as network neutrality. Activities regarding net neutrality have been, as of today, focused in supervision of the quality of the services: in October 2011, Anatel approved the regulations of the Service Quality of Multimedia Communication Service (includes fixed internet) and Personal Mobile Service (including mobile internet). Aforementioned regulations, regulates the measurement made from independent entities on quality delivered and perceived by ISPs to customers.

If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on our business and results of operations.

Customers’ perceptions of services offered by the Company may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the services and products offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the Company’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

Company may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market, and consider the impacts of changes in the life cycle of technical assets, finely adjust margins, and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt to constant technological changes taking place in the industry.

To compete effectively in these markets, the Telefónica Group needs to successfully market its products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

New products and technologies arise constantly, while the development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, and which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile internet and connectivity services that are being launched. Research and development costs amounted to 1,046 million euros and 1,071 million euros in 2013 and 2012, respectively, representing 1.8% and 1.7% of the Group’s consolidated revenue, respectively. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, e.g. internet speed of up to 100MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. An increasing demand for the capabilities offered by these new networks to end users exist, however, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market, and entry of new actors in the communications market, such as Mobile Virtual Network Operators (MVNOs), internet companies or device manufacturers, may cause the loss of value of certain assets, and affect its ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to the more traditional. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

Telefónica, S.A.     318

2013 Consolidated Financial Statements

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond the Company’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency.

The Company depends on the suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect the operation, and may cause contingencies or damages to the Company’s image in the event that inappropriate practices were produced by a participant in the supply chain.

As of December 31, 2013, the Telefónica Group depends on 8 handset suppliers and 12 network infrastructure suppliers, which together accounted for 80% of orders. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements or have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover this type of incidents and risks, these policies may not be sufficient to cover all possible monetary losses, although the claims and loss in revenue caused by service interruptions to date have been covered by these policies.

The telecommunications industry may be affected by the possible effects of electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between various expert groups and public health agencies, including the World Health Organization (WHO), who claim that at the moment there have not been established risks for exposure to low frequency signals in mobile communications. The scientific community is still investigating this issue especially on mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee (ICNIRP) have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities’ worldwide to adopt these standards.

Society’s worries about radiofrequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located and how they operate, and the use of our mobile telephones, the massive deployment of smart meters and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may negatively affect the business, financial conditions, results and cash flows of Telefónica Group.

Telefónica, S.A.     319

2013 Consolidated Financial Statements

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairment losses on certain of its investments, affecting the results of the year in which they were made. Thus, with respect to the investment in Telco, S.p.A., it has been made value adjustments in fiscal years 2012 and 2013 resulted in 1.277 million euros and 267 million euros, respectively. Also in 2012, the revision of the value of Telefónica operations in Ireland, resulted in a negative impact of 527 million euros.

Our networks carry and store huge volumes of confidential, personal and corporate data, and our Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

Our networks carry and store huge volumes of confidential, personal and business data, both voice and data traffic. We store increasing quantities and types of customer data in both business and consumer segments. Despite our best efforts to prevent it, Telefónica may be found liable for the loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks which could involve many people and have an impact on the Company’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

Our Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for the loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which Telefónica operates, the provision of its internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as. blocking access to a website) as part of the struggle against some illegal or illicit uses of the internet, notably in Europe.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, regarding tax and antitrust claims, Telefónica Group has open judicial procedures in Peru concerning the clearance of previous years’ income tax, which contentious-administrative appeal is currently on its way; as well as in Brazil CADE’s (Conselho Administrativo de Defesa Ecônomica) as regards the acquisition of a 50% stake in VIVO and tax open procedures, primarily relating to the CIMS (tax on telecommunication services) - (Further details are provided in the 2013 Consolidated Financial Statements).

This annual corporate governance report was adopted by the Company’s Board of Directors at its meeting held on February 26, 2014.

List whether any directors voted against or abstained from voting on the approval of this Report.

No

Telefónica, S.A.     320

2013 Consolidated Financial Statements

Name or corporate name of director	Reasons (voted against, abstention, non-attendance)	Explain the reasons
—	—	—

Telefónica, S.A.     321

Translation of an auditor’s report on the Internal Control over Financial

Reporting originally issued in Spanish. In the event of discrepancy,

the Spanish-language version prevails

AUDITOR’S REPORT ON THE INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of

Telefónica, S.A., engaged by the management

We have examined the description of the Internal Control over Financial Reporting of Telefónica, S.A. (the Parent Company) and subsidiaries (the Group) included in Section F of the Annual Corporate Governance Report for the year ended December 31, 2013. This examination included the evaluation of the effectiveness of internal control over financial reporting with respect to the financial information included in the Group’s consolidated financial statements at December 31, 2013, prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group. Such internal control is based on the criteria and policies defined by the Parent Company’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control—Integrated Framework” (1992).

Telefónica, S.A.’s management is responsible for maintaining effective internal control over financial reporting included in the consolidated financial statements, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the aforementioned effectiveness of internal control over financial reporting, based on the work we have performed in accordance with the requirements of the Standard ISAE 3000 “Assurance Engagement Other than Audits or Reviews of Historical Financial Information” issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC) for the issuance of reports to obtain reasonable assurance.

The work performed to obtain reasonable assurance includes obtaining an understanding of the internal control over financial reporting with respect to the financial information included in the consolidated financial statements, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Domicilio Social: Pl. Pablo Ruiz Picasso, 1. 28020 Madrid - Inscrita en el Registro Mercantil de Madrid al Tomo 12749, Libro 0, Folio 215, Sección 8a, Hoja M-23123, Inscripción 116. C.I.F. B-78970506. A member firm of Ernst & Young Global Limited.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, fraud or illegal acts. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Telefónica, S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting with respect to the financial information included in the consolidated financial statements as of December 31, 2013, based on the criteria and policies defined by the Parent Company’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control—Integrated Framework” (1992). We also have checked that the disclosures included in the accompanying description of the internal control over financial reporting at December 31, 2013 comply, in all material respects, with the requirements of Securities Market Law 24/1988 of July 28, as amended by Law 2/2011, of March 4, on Sustainable Economy, and meets the minimum content of the Annual Corporate Governance Report template required by Circular 5/2013, issued on June 12, 2013 by the Comisión Nacional del Mercado de Valores (Spanish stock market regulator).

The examination indicated in the preceding paragraphs is not subject to the Spanish Audit Law, approved by Royal Legislative Decree 1/2011 of July 1, so we do not express an audit opinion in the terms provided for in the aforementioned Law.

In addition to the aforementioned examination, we have audited, in accordance with prevailing audit regulations in Spain, the consolidated financial statements of Telefónica, S.A. and subsidiaries at December 31, 2013, prepared by the Parent Company’s Directors in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group, and our report dated March 19, 2014 expressed an unqualified opinion on the aforementioned consolidated financial statements.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte
Ignacio Viota del Corte

March 19, 2014

A member firm of Ernst & Young Global Limited.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: March 20th, 2014	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer